As confidentially submitted with the U.S. Securities and Exchange Commission on July 21, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No. 333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DTSQ Purchaser Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

For Co-Registrants, see “Table of Co-Registrants” on the following page.

Office 51, 10th Floor, 31 Hudson Yards

New York, NY 10001

(718) 865-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sam Zheng Sun

Chairman and Chief Executive Officer

Office 51, 10th Floor, 31 Hudson Yards

New York, NY 10001

(718) 865-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

[*]

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 10100 Santa Monica Blvd, #2200 Los Angeles, CA 90067 Tel: +1 310 728-5129	Marc Ross, Esq. Sharon Carroll, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 26th Floor New York, NY 10036 Tel: 212-930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant and Co-Registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
PrimeGen US, Inc.	Delaware	2836	83-3188127

(1)	The Co-Registrant has the following principal executive office:

2917 Daimler Street

Santa Ana, CA 92705

888-338-9596

(2)	The agent for service for the Co-Registrant is:

[    ]

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY - SUBJECT TO COMPLETION DATED JULY 21, 2026

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

DT CLOUD STAR ACQUISITION CORPORATION

(A CAYMAN ISLANDS EXEMPTED COMPANY)

AND

PROSPECTUS FOR UP TO [    ] SHARES OF CLASS A COMMON STOCK

OF

DTSQ PURCHASER INC.

(TO BE RENAMED “PRIMEGEN HOLDINGS, INC.” EFFECTIVE IMMEDIATELY FOLLOWING

THE CONSUMMATION OF THE BUSINESS COMBINATION DESCRIBED HEREIN)

The board of directors of DT Cloud Star Acquisition Corporation, a Cayman Islands exempted company (“DTCS”, “SPAC” or “Parent”), has unanimously approved, and determined to be in the best interests of DTCS and its shareholders (“you”), to consummate a business combination (the “Business Combination”) with PrimeGen US, Inc., a Delaware corporation (referred to herein prior to the Business Combination as “PGUS”), pursuant to a business combination agreement (as it may be amended in the future, the “Business Combination Agreement”) among DTCS, DTSQ Purchaser Inc., a Delaware corporation and a direct wholly owned subsidiary of DTCS (“Purchaser,” and upon the closing of the Business Combination, “Pubco”), DTSQ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of DTCS (“Merger Sub”, together with DTCS and Purchaser, the “Parent Parties”), and PGUS).

The parties entered into the Business Combination Agreement on February 2, 2026 (the “Signing Date”); a copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. Pursuant to the Business Combination Agreement, Purchaser will become the publicly traded sole stockholder of PGUS, and substantially all of the assets and the business of the combined company will be held and operated by PGUS, as more fully described elsewhere in this proxy statement/prospectus.

The terms of the Business Combination Agreement provide, among other things, that: (1) DTCS will merge with and into Purchaser, with Purchaser becoming the surviving company referred to herein as “Pubco” (the “Redomestication Merger”) in accordance with the Delaware General Corporation Law (“DGCL”) and the Companies Act (as revised) of the Cayman Islands (the “Companies Act”), and (2) thereafter, Merger Sub shall be merged with and into PGUS, with PGUS becoming the surviving company and a wholly-owned subsidiary of Pubco (the “Acquisition Merger”, together with the Redomestication Merger, the “Mergers”). Effective immediately upon the consummation of the Redomestication Merger, Pubco will be renamed “PrimeGen Holdings, Inc.”

At the Redomestication Merger Effective Time, Pubco shall issue warrants to purchase a total of an additional 1,931,900 shares of Pubco Class A Common Stock (the “Pubco Non-Redemption Warrants”) to (x) those Public Shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their DTCS Ordinary Shares at the Redemption and (y) all other holders of DTCS Ordinary Shares as of a time immediately prior to the Redomestication Merger (including, without limitation, the Sponsor (as defined below), other Insiders and holders of other DTCS Ordinary Shares that are not Public Shares) (each, an “Eligible Warrant Recipient”). The DTCS Ordinary Shares held by the Eligible Warrant Recipients are hereby referred to as the

“Eligible Parent Ordinary Shares.” For the avoidance of doubt, no Public Shareholder that has delivered to DTCS a notice of intention to exercise its right of Redemption prior to the DTCS extraordinary general meeting shall have the right to receive Pubco Non-Redemption Warrants. The Pubco Non-Redemption Warrants shall (a) have an exercise price of $2.00 per share of Pubco Class A Common Stock, and (b) shall be exercisable starting on the six month anniversary of the Closing Date and for a period of eighteen months thereafter. Upon the effectiveness of Redomestication Merger, each Eligible Warrant Recipient shall receive a number of Pubco Non-Redemption Warrants determined by the following formula:

# of Pubco Non-Redemption Warrants = (Number of Eligible Parent Ordinary Shares Owned by Eligible Warrant Recipient/Total Number of Eligible Parent Ordinary Shares) X (1,931,900)

For the avoidance of doubt, “Eligible Parent Ordinary Shares” includes the DTCS Ordinary Shares plus the DTCS Ordinary Shares contained within the DTCS Units.

If you choose not to redeem your shares, then at the Redomestication Merger, you will receive a number of Pubco Non-Redemption Warrants determined pursuant to the above calculation. If you choose to redeem your shares, you will not receive any Pubco Non-Redemption Warrants.

Pursuant to the Business Combination Agreement, the consideration to be paid in the Business Combination in respect of each share of PGUS Class A Common Stock and each PGUS Class B Common Stock that is issued and outstanding immediately prior to the Acquisition Merger Effective Time, will be a number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock, respectively, valued at the Redemption Price (as defined below), and with each PGUS Stockholder receiving its pro rata share of the “Merger Consideration” with the aggregate number of shares to be determined by dividing the Purchase Price by the Redemption Price, and further adjusted as per clauses (a) and (b) of the immediately following paragraph.

The “Purchase Price” means an aggregate number of shares of Pubco Class A Common Stock with an aggregate value equal to (a) One Billion Four Hundred Eighty Nine Million Eight Hundred Thousand U.S. Dollars ($1,489,800,000) less (b)(i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the PGUS Warrants multiplied by (ii) the Redemption Price less the applicable exercise price of such PGUS Warrant and less (c)(i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the PGUS Options multiplied by (ii) the Redemption Price less the applicable exercise price of such PGUS Option (as defined below). Based on a Redemption Price of $11.05, and after giving effect to the adjustments in clauses (b) and (c) above, an aggregate of 105,687,444 shares of Pubco Common Stock will be paid to the PGUS stockholders as Merger Consideration at the Closing, comprised of 19,702,841 shares of Pubco Class A Common Stock and 85,984,603 shares of Pubco Class B Common Stock. The final number of shares of Pubco Common Stock to be issued as Merger Consideration will be confirmed once the final Redemption Price has been determined.

The “Redemption Price” means an amount equal to the price at which each Parent Ordinary Share is redeemed or converted pursuant to the Redemption.

Subject to and in accordance with the terms and conditions of the Business Combination Agreement, the Mergers will occur, which will result in, among other things, the following, in each case, prior to or concurrently with the Acquisition Merger Effective Time:

(a)	the existing governing documents of Pubco will be amended and restated and become the Proposed Organizational Documents (as defined below) of PrimeGen US, Inc. as described in this proxy statement/prospectus;

(b)	immediately prior to the commencement of the Redomestication Merger, each issued and outstanding unit of DTCS will convert automatically by operation of law, on a one-for-one basis, into one DTCS Ordinary Share and one DTCS Right, and each issued and outstanding DTCS Right immediately prior to the Redomestication Merger Effective Time shall be converted into one-ninth (1/9) of one (1) DTCS Ordinary Share, and all units of DTCS shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist;

(c)	at the Redomestication Merger Effective Time, all of the issued and outstanding DTCS Ordinary Shares (including each Parent Ordinary Share resulting from the conversion of Parent Units and DTCS Rights pursuant to the preceding paragraph but other than the Parent Excluded Shares and Parent Dissenting Shares) will automatically be converted into one share of Pubco Class A Common Stock. Simultaneously with such automatic conversion, at the Redomestication Merger Effective Time all DTCS Ordinary Shares shall automatically be canceled and retired and shall cease to exist;

(d)	At the Redomestication Merger Effective Time, Pubco shall issue an aggregate of 1,931,900 Pubco Non-Redemption Warrants to (x) those Public Shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their DTCS Ordinary Shares in the Redemption and (y) all other holders of DTCS Ordinary Shares as of a time immediately prior to the Redomestication Merger (including, without limitation, the Sponsor, other Insiders and holders of other DTCS Ordinary Shares that are not Public Shares); the terms of the Non-Redemption Warrants are further described herein;

(e)	At the Acquisition Merger Effective Time, each share of Class A common stock, par value $0.0001, of PGUS (the “PGUS Class A Common Stock”) and each share of Class B common stock, par value $0.001, of PGUS (the “PGUS Class B Common Stock”, together with the PGUS Class A Common Stock, the “PGUS Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with the Business Combination Agreement and any Dissenting Shares (as defined in the Business Combination Agreement)) will be cancelled and converted into the right to receive a Pro Rata Share of the Merger Consideration;

(f)	at the Acquisition Merger Effective Time, if there are any shares of PGUS Common Stock that are owned by the Company as treasury shares prior to the Acquisition Merger Effective Time, such PGUS Common Stock shall be cancelled and shall cease to exist without any conversion thereof or payment therefor;

(g)	each option to purchase PGUS Class A Common Stock (each, a “PGUS Option”) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time will be cancelled and automatically converted into an option with equivalent terms and conditions to purchase shares of Class A Common Stock of Pubco (“Pubco Option”);

(h)	each warrant to purchase shares of PGUS Class A Common Stock (each, a “PGUS Warrant”) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time shall be cancelled and automatically converted into a warrant with equivalent terms and conditions to purchase shares of Class A Common Stock of Pubco (“Pubco Warrant”).

Assuming exercise and conversion of all DTCS securities held by the Initial Shareholders, under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, as of the Closing the Initial Shareholders will own [    ] shares of Pubco Class A Common Stock, representing approximately [    ]%, [    ]%, and [    ]% of the issued PubCo Class A Common Stock, respectively. The Pubco Class A Common Stock issuable to the Initial Shareholders in respect of the DTCS securities held by the Initial Shareholders includes (i) [    ] DTCS Ordinary Shares; (ii) [    ] DTCS Ordinary Shares included as part of the DTCS Private Units; and (iii) [    ] shares of Pubco Class A Common Stock into which the promissory notes that the Initial Shareholders owned will be converted at $10.00 per unit.

These relative percentages assume that (i) none of DTCS’ existing public shareholders exercise their redemption rights or dissenting rights, as discussed herein; (ii) there is no exercise of PubCo Warrants or Pubco Options and (iii) the Notes (as defined herein) have not been converted. If any of existing public shareholders of DTCS exercise their redemption rights, the anticipated percentage ownership of existing shareholders of DTCS will be reduced. You should read “Summary of the Proxy Statement/Prospectus” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

We will apply to list the Pubco Class A Common Stock issued in the Mergers on the Nasdaq Capital Market. However, we cannot assure you that the Pubco Class A Common Stock will be approved for listing on Nasdaq. The Pubco Class B Common Stock will not be listed on any exchange.

The DTCS Units, DTCS Ordinary Shares and DTCS Rights are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “DTSQU”, “DTSQ” and “DTSQR”, respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition (subject to certain exceptions), the Pubco Class A Common Stock issued in connection with the Business Combination is to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. The parties currently do not intend to waive the listing condition if Pubco’s Nasdaq listing application is not approved. In the event that the Nasdaq application is not approved and the parties do mutually agree to waive this condition, no recirculation or resolicitation of DTCS shareholders will occur prior to the extraordinary general meeting.]

In connection with DTCS’s IPO (as defined in the accompanying proxy statement/prospectus), DT Cloud Star Management Limited, (the “Sponsor”), and DTCS’s directors and executive officers entered into letter agreements, pursuant to which they agreed to vote their DTCS Ordinary Shares in favor of the Business Combination Proposal (as defined herein). Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Insider Support Agreement with the Insiders (as defined in the Business Combination Agreement), dated as of February 2, 2026 (the “Insider Support Agreement”), pursuant to which the Sponsor and Insiders agreed to vote their shares in favor of all proposals being presented at the extraordinary general meeting. As of the record date (as defined in the accompanying proxy statement/prospectus), the Sponsor owned approximately [___]% of the total outstanding DTCS Ordinary Shares. DTCS initially had 15 months (the “Business Combination Period”) to complete a business combination after its IPO, and held the annual meeting of shareholders on October 22, 2025 (the “Annual Meeting”). At the Annual Meeting, the shareholders approved a proposal allowing DTCS to extend the Business Combination Period to October 26, 2026, by depositing $75,000 into the Trust Account for each monthly extension, with each such extension payment due on the 26th day of each month (the “Extension Proposal”). In connection with the shareholders’ vote on the Extension Proposal, 5,247,491 shares, or 76.05% of the shares owned by public shareholders, were tendered for redemption, for an aggregate redemption amount of approximately $57,318,850, at a per-share redemption price of approximately $10.82 per share. After giving effect to such redemptions, approximately $18.3 million remained in the Trust Account as of June 10, 2026, and 1,652,509 Public Shares, and 3,653,409 DTCS Ordinary Shares, remained outstanding. In connection with the Annual Meeting, DTCS and the Sponsor entered into a Non-Redemption Agreement with one unaffiliated third-party DTCS shareholder, providing that in exchange for such shareholder agreeing to not redeem (or validly rescind any redemption requests on) 600,000 DTCS Ordinary Shares at the Annual Meeting, the Sponsor agreed to transfer to this third party shareholder 200,000 DTCS Ordinary Shares owned by the Sponsor upon the closing of DTCS’s initial business combination.

The Business Combination Agreement may be terminated by either party if the Business Combination is not consummated on or before October 26, 2026 (the “Outside Date”); provided, that DTCS and PGUS may mutually agree to extend the Outside Date by an additional three months to January 26, 2027 if, prior to the Outside Date, DTCS shall have obtained the necessary shareholder approval to consummate the Business Combination after the Outside Date.

If the Business Combination or another business combination is not consummated by October 26, 2026, DTCS will cease all operations except for the purpose of winding up, redeeming 100% of outstanding Public Shares for cash and, subject to the approval of DTCS’s remaining shareholders and DTCS’s Board, liquidating and dissolving.

Compensation of the Sponsor and its affiliates in connection with the Business Combination:

The Sponsor will receive on the Closing Date the sum of $2,500,000 (“Sponsor Closing Payment”), in exchange for 250,000 shares of DTCS Ordinary Shares owned by the Sponsor that are validly issued, fully paid an non-assessable, and are free and clear of all Liens (“Sponsor Closing Shares”).

The securities to be issued to the Sponsor may result in a material dilution of the equity interests of non-redeeming holders of the DTCS Ordinary Shares sold in the IPO (“Public Shareholders”). See “Dilution”, “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination” and “Information About DTCS - Executive and Director Compensation.”

Each of DTCS’s sponsor, officers, and directors has entered into a letter agreement with DTCS pursuant to which they have waived any right, title, interest, or claim to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if DTCS fails to complete an initial business combination by October 26, 2026, holders of DTCS Rights will have no redemption rights or liquidating distributions with respect to such rights, which will expire worthless if DTCS does not complete its initial business combination by that date.

In July 2024, we issued to the Sponsor 206,900 Private Units for an aggregate purchase price of $ 2,069,000.

On October 23, 2025, we issued an unsecured promissory note to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $75,000, in exchange for Sponsor depositing such amount into the Trust Account in order to extend the amount of time it has available to complete a Business Combination. The promissory note may, at the option of the Sponsor, convert into Private Units at $10 per unit at closing.

On November 28, 2025 and January 6, 2026, DTCS we deposited $75,000 into the Trust Account for monthly extensions. On March 16, 2026, we deposited an additional $150,000 into the Trust Account representing monthly extension payments from January through March 2026. A payment in the amount of $225,000 was deposited into the Trust Account on July 10, 2026; and a payment in the amount of $75,000 was deposited into the Trust Account on July 14, 2026. All such amounts would be repayable to the Sponsor if the Business Combination is not consummated.

As of the date of this proxy statement/prospectus, we had a temporary payable of $1,301,143.59 to the Sponsor, of which $75,000 may, at the option of the Sponsor, be converted into Private Units at $10 per unit at Closing, and the remaining $1,226,143.59 will be repaid in cash to the Sponsor by Pubco at or after the Closing. This balance is unsecured, interest-free and, except with respect to the Note, has no fixed repayment terms. All such amounts would be repayable to the Sponsor if the Business Combination is not consummated.

The Sponsor and DTCS’s officers and directors, or any of their respective affiliates, will also be reimbursed for out-of-pocket expenses related to identifying, investigating and consummating an initial business combination. As of the date of this proxy statement/prospectus, an aggregate of approximately $[    ] of reimbursable out-of-pocket expenses were outstanding. In addition, DTCS has agreed to pay the Sponsor $10,000 per month for certain general and administrative services, including office space, administrative and support services through the earlier of consummation of the initial business combination and our liquidation, which may be due from PGUS as a reimbursable expense.

Additionally, DTCS’s officers and directors will be entitled to continued indemnification and the continuation of directors’ and officer’s liability insurance policy for a period of six (6) years after the Business Combination.

DTCS’s independent directors are not members of the Sponsor. No compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, or any of its affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The reimbursement of expenses and advances and the securities issued to the Sponsor may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Dilution”, “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination” and “Information About DTCS - Executive and Director Compensation”.

	Assuming		Assuming		Assuming		Assuming		Assuming
	No Redemption (1)		25% Redemption (2)		50% Redemption (3)		75% Redemption (4)		100% Redemption (5)
	# of		# of		# of		# of		# of
Equity Capitalization Summary	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
PGUS Stockholders	105,687,444	95.9%	105,687,444	96.3%	105,687,444	96.7%	105,687,444	97.1%	105,687,444	97.5%
DTCS Initial Public Shareholders	2,419,176	2.2%	2,006,049	1.9%	1,592,922	1.5%	1,179,794	1.1%	766,667	0.8%
DTCS Initial Shareholders	2,023,889	1.9%	2,023,889	1.8%	2,023,889	1.8%	2,023,889	1.8%	2,023,889	1.8%
Total Common Stock	110,130,509	100.0%	109,717,382	100.0%	109,304,255	100.0%	108,891,127	100.0%	108,478,000	100.0%

Sources of Potential Additional Dilution

	Assuming		Assuming		Assuming		Assuming		Assuming
	No Redemption (1)		25% Redemption (2)		50% Redemption (3)		75% Redemption (4)		100% Redemption (5)
	# of		# of		# of		# of		# of
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
PGUS options and warrants	30,607,038	0.2%	30,607,038	0.2%	30,607,038	0.2%	30,607,038	0.2%	30,607,038	0.2%
Redomestication warrants Public	873,837	0.0%	655,377	0.0%	436,918	0.0%	218,459	0.0%	0	0.0%
Redomestication warrants Initial	1,058,063	0.0%	1,276,523	0.0%	1,494,982	0.0%	1,713,441	0.0%	1,931,900	0.0%
Convertible sponsor notes (1)	37,500	0.0%	37,500	0.0%	37,500	0.0%	37,500	0.0%	37,500	0.0%
Convertible sponsor rights conversion (1)	4,167	0.0%	4,167	0.0%	4,167	0.0%	4,167	0.0%	4,167	0.0%
Potential PIPE offering	1,500,000	0.0%	1,500,000	0.0%	1,500,000	0.0%	1,500,000	0.0%	1,500,000	0.0%
Rights connected to potential PIPE	166,666	0.0%	166,666	0.0%	166,666	0.0%	166,666	0.0%	166,666	0.0%
Shares repurchased and cancelled	(250,000)	0.0	(250,000)	0.0%	(250,000)	0.0%	(250,000)	0.0%	(250,000)	0.0%
	33,997,271	0.2%	33,997,271	0.2%	33,997,271	0.2%	33,997,271	0.2%	33,997,271	0.2%
Total diluted shares	144,127,779		143,714,652		143,301,525		142,888,397		142,475,270

(1)	Sponsor notes issued for payments by Sponsor of $75,000 per month into the Trust Account for Extension Expenses. Total notes issued was $375,000, convertible to Units at $10.00. Each unit has one share and the right to 1/9 share.

Potential Impact of Additional Dilution

The table below shows the impact of potential additional dilution owing to the sources above:

	Assuming		Assuming		Assuming		Assuming		Assuming
	No Redemption (1)		25% Redemption (2)		50% Redemption (3)		75% Redemption (4)		100% Redemption (5)
	# of		# of		# of		# of		# of
Equity Capitalization Summary	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
PGUS Stockholders	136,294,482	94.6%	136,294,482	94.8%	136,294,482	95.1%	136,294,482	95.4%	136,294,482	95.7%
DTCS Initial Public Shareholders	3,293,012	2.3%	2,661,426	1.9%	2,029,840	1.4%	1,398,253	1.0%	766,667	0.5%
DTCS Initial Shareholders	2,873,619	2.0%	3,092,078	2.2%	3,310,537	2.3%	3,528,996	2.5%	3,747,456	2.6%
Potential New PIPE Shareholders	1,666,666	1.2%	1,666,666	1.2%	1,666,666	1.2%	1,666,666	1.2%	1,666,666	1.2%
Total Common Stock	144,127,779	100%	143,714,652	100%	143,301,525	100%	142,888,397	100%	142,475,270	100%

(1)	Under No Redemption Scenario, assumes outstanding Common Stock and Rights at June 9, 2026 and redemptions of zero additional DTCS Ordinary Shares.
(2)	Same as (1), but with a 25% redemption of the 1,652,509 shares of DTCS Common Stock (406,377 shares redeemed), for aggregate redemption payments of $4.5 million using a per-share redemption price of $11.05. Rights obtained by purchasers of DTCS Common Stock remain outstanding regardless of redemption.
(3)	Same as (1), but with a 50% redemption of the 1,652,509 shares of DTCS Common Stock (826,255 shares redeemed), for aggregate redemption payments of $9 million using a per-share redemption price of $11.05. Rights obtained by purchasers of DTCS Common Stock remain outstanding regardless of redemption.
(4)	Same as (1), but with a 75% redemption of the 1,652,509 shares of DTCS Common Stock (1,236,381 shares redeemed), for aggregate redemption payments of $13.7 million using a per-share redemption price of $11.05. Rights obtained by purchasers of DTCS Common Stock remain outstanding regardless of redemption.
(5)	Same as (1), but with a 100% redemption of the 1,652,509 shares of DTCS Common Stock for aggregate redemption payments of $18.3 million using a per-share redemption price of $11.05. Rights obtained by purchasers of DTCS Common Stock remain outstanding regardless of redemption.

DTCS shareholders who acquired public shares in DTCS’s initial public offering will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per public share sold in DTCS’s initial public offering and the net tangible book value per share at the time of the Business Combination assuming various sources of material probable dilution described below but excluding the effects of the consummation of the Business Combination itself.

Since the initial public offering of 6,900,000 redeemable ordinary shares, at the Annual Meeting and upon the approval by the DTCS shareholders of the Extension Proposal, an aggregate of 5,247,491 ordinary shares were redeemed for an aggregate redemption amount of approximately $57,318,850, at a per-share redemption price of approximately $10.82 per share. After giving effect to such redemptions, approximately $18.3 million remained in the trust account as of June 10, 2026, and 1,652,509 Public Shares, and 3,653,409 DTCS Ordinary Shares, remained outstanding. The various redemptions scenarios shown below reflect the impact of the aforementioned redemptions. In connection with the Annual Meeting, DTCS and the Sponsor entered into a Non-Redemption Agreement with one unaffiliated third-party DTCS shareholder, providing that in exchange for such shareholder agreeing to not redeem (or validly rescind any redemption requests on) 600,000 DTCS Ordinary Shares at the Annual Meeting, the Sponsor agreed to transfer to this third party shareholder 200,000 DTCS Ordinary Shares owned by the Sponsor upon the closing of DTCS’s initial business combination.

As of March 31, 2026, DTCS’s net tangible book value was ($1.54 million), calculated as total assets of $18.3 million less total liabilities of $1.6 million, and less public shares subject to redemption classified in mezzanine equity of $18.3 million. The number of DTCS Shares outstanding as of June 9, 2026, after giving effect to the redemption of 5,247,491 ordinary shares, was 3,653,409 ordinary shares.

The following table presents the net tangible book value per share at various redemption levels that may occur in connection with the consummation of the Business Combination assuming various sources of material probable dilution, but excluding the effects of the Business Combination transaction itself. This presentation takes into account a potential PIPE Financing and the reclassification of unredeemed public shares of DTCS to permanent equity.

This table does not reflect additional dilution owing to the business combination, including 105,687,444 common shares and 30,607,038 options and warrants with an exercise price ranging from $0.02 to $0.90 per share to be issued to PGUS shareholders. In addition to excluding the Business Combination itself, this presentation excludes 1,931,900 shares of Common Stock that will be issuable pursuant to non-redemption warrants with an exercise price of $2.00. It also excludes convertible promissory notes payable to the Sponsor which can convert into 37,500 shares and an additional 4,166 shares related to their attached rights.

The calculation of net tangible book value per share follows:

	Assuming	Assuming 25% of	Assuming 50% of	Assuming 75% of	Assuming 100% of
	No Redemption (1)	Maximum Redemption (2)	Maximum Redemption (3)	Maximum Redemption (4)	Maximum Redemption (5)
IPO offering price per share	$10.00	$10.00	$10.00	$10.00	$10.00
DTSQ net tangible book value as of March 31, 2026(1)	(1,544,750)	(1,544,750)	(1,544,750)	(1,544,750)	(1,544,750)
Adjusted for changes to trust account balance due to share redemptions	18,259,482	13,694,612	9,129,741	4,564,871	-
Estimated transaction expenses	(1,500,000)	(1,500,000)	(1,500,000)	(1,500,000)	(1,500,000)
Potential PIPE Financing	15,000,000	15,000,000	15,000,000	15,000,000	15,000,000
Share repurchase	(2,500,000)	(2,500,000)	(2,500,000)	(2,500,000)	(2,500,000)
DTSQ net tangible book value as of March 31, 2026, as adjusted	$27,714,732	$23,149,862	$18,584,991	$14,020,121	$9,455,250

DTSQ non-redeemable Ordinary Shares as of March 31, 2026	2,000,900	2,000,900	2,000,900	2,000,900	2,000,900
DTSQ Ordinary Shares subject to possible redemption	1,652,509	1,239,382	826,255	413,127	-
Total DTSQ Ordinary Shares outstanding as of March 31, 2026	3,653,409	3,240,282	2,827,155	2,414,027	2,000,900
Adjustments
Adjustment for DTSQ Ordinary Shares issuable upon conversion from DTSQ Public Rights	766,667	766,667	766,667	766,667	766,667
Adjustment for DTSQ Ordinary Shares issuable upon conversion from DTSQ Private Placement Rights	22,989	22,989	22,989	22,989	22,989
Adjustment for DTSQ Ordinary Shares issuable upon A potential PIPE Financing	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000
Adjustment for DTSQ Ordinary Shares issuable upon exercise of the conversion rights attached to A potential PIPE Financing	166,666	166,666	166,666	166,666	166,666
Adjustment for cancellation of shares repurchased from Sponsor	(250,000)	(250,000)	(250,000)	(250,000)	(250,000)
Total DTSQ Ordinary Shares outstanding as of March 31, 2026, as adjusted	5,859,731	5,446,604	5,033,477	4,620,349	4,207,222
DTSQ net tangible book value per share as of March 31, 2026	$(0.42)	$(0.48)	$(0.55)	$(0.64)	$(0.77)
DTSQ net tangible book value per share as of March 31, 2026, as adjusted	$4.73	$4.25	$3.69	$3.03	$2.25
Difference between IPO offering price per share and adjusted net tangible book value per share	$5.27	$5.75	$6.31	$6.97	$7.75

(1)	Under No Redemption Scenario, assumes outstanding Common Stock and Rights at June 9, 2026 and redemptions of zero additional DTCS Ordinary Shares.
(2)	Same as (1), but with a 25% redemption of the 1,652,509 shares of DTCS Common Stock (406,377 shares redeemed), for aggregate redemption payments of $4.5 million using a per-share redemption price of $11.05. Rights obtained by purchasers of DTCS Common Stock remain outstanding regardless of redemption.
(3)	Same as (1), but with a 50% redemption of the 1,652,509 shares of DTCS Common Stock (826,255 shares redeemed), for aggregate redemption payments of $9 million using a per-share redemption price of $11.05. Rights obtained by purchasers of DTCS Common Stock remain outstanding regardless of redemption.
(4)	Same as (1), but with a 75% redemption of the 1,652,509 shares of DTCS Common Stock (1,236,381 shares redeemed), for aggregate redemption payments of $13.7 million using a per-share redemption price of $11.05. Rights obtained by purchasers of DTCS Common Stock remain outstanding regardless of redemption.
(5)	Same as (1), but with a 100% redemption of the 1,652,509 shares of DTCS Common Stock for aggregate redemption payments of $18.3 million using a per-share redemption price of $11.05. Rights obtained by purchasers of DTCS Common Stock remain outstanding regardless of redemption.

There is no minimum cash requirement in the BCA, however there is a potential PIPE transaction which could provide additional cash. We have reflected the estimated impact of that potential PIPE in the pro formas showing the various redemption scenarios. As of the date of this filing, no such PIPE has closed.

After taking into account the effects of the consummation of the Business Combination itself, for each of the scenarios above, the valuation of DTCS would need to equal approximately $1.4 billion in order for the non-redeeming shareholders’ interest per share to be at least equal to the price per public share ($10.00 per share) in DTCS’s initial public offering.

Compensation Received by the Sponsor

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by SPAC to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor

In November 2022, March 2023 and January 2024, an aggregate of 1,725,000 insider shares, or the Founder Shares, were issued to the Sponsor for an aggregate purchase price of $25,000. As of the date hereof, 1,931,900 insider shares are beneficially owned by the Sponsor.

In July 2024, we issued to the Sponsor 206,900 Private Units for an aggregate purchase price of $ 2,069,000.

On October 23, 2025, we issued an unsecured promissory note to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $75,000, in exchange for Sponsor depositing such amount into the Trust Account in order to extend the amount of time it has available to complete a Business Combination. The promissory note may, at the option of the Sponsor, convert into Private Units at $10 per unit at closing.

On November 28, 2025 and January 6, 2026, DTCS deposited $75,000 into the Trust Account for monthly extensions. On March 16, 2026, DTCS deposited an additional $150,000 into the Trust Account representing monthly extension payments through March 2026. A payment in the amount of $225,000 was deposited into the Trust Account on July 10, 2026; and a payment in the amount of $75,000 was deposited into the Trust Account on July 14, 2026. These amounts are to be repaid at or after the Closing by Pubco out of available cash. No promissory notes were issued in connection with any of such payments, and these amounts due are not convertible into Private Units or any other securities of DTCS or of Pubco. All such amounts would be repayable to the Sponsor if the Business Combination is not consummated.

As of the date of this proxy statement/prospectus, we had a temporary payable of $1,301,143.59 to the Sponsor, of which $75,000 may, at the option of the Sponsor, be converted into Private Units at $10 per unit at closing and the remaining $1,226,143.59 will be repaid in cash to the Sponsor by Pubco at or after the Closing. All such amounts would be repayable to the Sponsor if the Business Combination is not consummated.

DTCS has agreed to reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of December 31, 2025, there were $[*] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding DTCS Ordinary Shares will convert automatically, on a one-for-one basis, into one share of Pubco Class A Common Stock. In the event the share price of Pubco Class A Common Stock falls below the price paid by a shareholder of DTCS at the time of purchase of the DTCS Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director of DTCS maintains a positive rate of return on its/ his/her DTCS Ordinary Shares while such shareholder of DTCS experiences a negative rate of return on the shares such shareholder of DTCS purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date of this proxy statement/prospectus, the Initial Shareholders collectively hold 1,931,900 DTCS Ordinary Shares, including 1,725,000 insider shares and 206,900 shares included in the Private Units, based on an estimated market price of $[ ] per share of Pubco Class A Common Stock (i.e. being DTCS Ordinary Share’s closing price on [ ], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of Pubco Class A Common Stock owned by the Initial Shareholders would be $[ ] and the Initial Shareholders would have a potential aggregate profit of $[ ], representing a profit of $[ ] per share of Pubco Class A Common Stock, whereas other public shareholders of DTCS would only have a profit of $[ ] per share of Pubco Class A Common Stock;

DTCS has agreed to pay the affiliate of the Sponsor $10,000 per month for certain general and administrative services, including office space, administrative and support services commencing on the closing date of the IPO until the earlier of the consummation by DTCS of an initial business combination or the liquidation of DTCS. As of December 31, 2025 and 2024, the unpaid services fee was $80,000 and $50,000. For the year ended December 31, 2025 and 2024, DTCS incurred $120,000 and $50,000 in fees for these services, respectively.

PGUS and/or Pubco has agreed to pay the Sponsor up to $2,000,000 in reimbursement of Sponsor’s transaction expenses, with $500,000 paid on March 9, 2026 and the remainder to be paid at the Closing.

Pubco has agreed to purchase an aggregate of 250,000 DTCS Ordinary Shares from Sponsor at the Closing for an aggregate purchase price of $2,500,000.

The securities to be issued to the Sponsor may result in a material dilution of the equity interests of non-redeeming holders of the DTCS Ordinary Shares sold in the IPO. See “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

Conflicts of Interest

Directors and officers of DTCS may have interests in the Business Combination that are different from your interests as a shareholder. In November 2022, March 2023 and January 2024, an aggregate of 1,725,000 insider shares were issued to our Sponsor for an aggregate contribution of $25,000. Simultaneously with the closing of the IPO, DTCS consummated the private placement (the “Private Placement”) with the Sponsor of 206,900 DTCS Units (the “Private Unit(s)”), generating total proceeds of $2,069,000. The following table sets forth information regarding directors and officers of DTCS and the Sponsor’s beneficial interests in securities of DTCS as at [  ], 2026:

Shareholder(1)	Number of DTCS Ordinary Shares	Number of DTCS Units
The Sponsor(2)	1,725,000	206,900
Sam Zheng Sun	0	0
Kenneth Lam	0	0
Jiayi Liang	0	0
Shaoke Li	0	0
Lonjiao Li	0	0
Chi Zhang		0
All directors and executive officers (six (6) individuals) as a group	0	0

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o DT Cloud Star Acquisition Corporation, Office 51, 10th Floor, 31 Hudson Yards, New York, NY 10001, USA.
(2)	The Sponsor is the record holder of the insider shares reported herein. It is controlled 80% by Mr. Jin Xin, and 20% by Infinity-Star Holdings Limited, a British Virgin Islands company that is wholly owned by Mr. Guojian Chen (a non-U.S. person). Mr. Guojian Chen is the sole director of the Sponsor. By virtue of these relationships, each of Mr. Xin and Mr. Chen may be deemed to share beneficial ownership of the securities held of record by our Sponsor.

Each of the following individuals (directors, officers or other affiliates of DTCS) has an economic interest in the insider shares currently held by the Sponsor. The economic interest (or deemed economic interest) of these individuals in these 1,725,000 shares retained by the Sponsor is shown below:

Name of Person	Number of DTCS Ordinary Shares	Number of DTCS Units
Xin Jin	1,380,000	165,520
Guojian Chen	345,000	41,380

There are no circumstances or arrangements under which the Sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of DTCS, or that have resulted or could result in the surrender or cancellation of such securities; except that in connection with the Annual Meeting, DTCS and the Sponsor entered into a Non-Redemption Agreement with one unaffiliated third-party DTCS shareholder, providing that in exchange for such shareholder agreeing to not redeem (or validly rescind any redemption requests on) 600,000 DTCS Ordinary Shares at the Annual Meeting, the Sponsor agreed to transfer to this third party shareholder 200,000 DTCS Ordinary Shares owned by the Sponsor upon the closing of DTCS’s initial business combination.

On December 31, 2023, the DTCS issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. This first Promissory Note is non-interest-bearing and payable on the earlier of (i) December 31, 2024 and (ii) the date on which the Company consummates an IPO or the date on which the Company determines not to conduct the IPO. The first promissory note terminated and was paid back after consummation of IPO on July 29, 2024.

On October 28, 2024, DTCS issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. This promissory note is non-interest-bearing and payable on the date which the Company consummates an initial business combination. The current balance of this promissory note is $0.

On October 23, 2025, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company borrowed up to an aggregate principal amount of $75,000, in exchange for Sponsor depositing such amount into the Company’s trust account in order to extend the amount of time it has available to complete a Business Combination. The Note does not bear interest and matures upon the closing of a business combination by the Company. In addition, the Note may be converted by the holder into units of the Company identical to the units issued in the Company’s Initial Public Offering at a price of $10.00 per unit.

On each of November 28, 2025 and January 6, 2026, DTCS deposited $75,000 into the Trust Account for monthly extensions. On March 16, 2026, DTCS deposited an additional $150,000 into the Trust Account representing monthly extension payments from January through March 2026. A payment in the amount of $225,000 was deposited into the Trust Account on July 10, 2026; and a payment in the amount of $75,000 was deposited into the Trust Account on July 14, 2026. These amounts are to be repaid at or after the Closing by Pubco out of available cash. No promissory notes were issued in connection with any of such payments, and these amounts due are not convertible into Private Units or any other securities of DTCS or of Pubco. All such amounts would be repayable to the Sponsor if the Business Combination is not consummated.

As of the date of this proxy statement/prospectus, we had a temporary payable of $1,301,143.59 to the Sponsor, of which $75,000 may, at the option of the Sponsor, be converted into Private Units at $10 per unit at Closing, and the remaining $1,226,143.59 will be repaid in cash to the Sponsor by Pubco at or after the Closing. This balance is unsecured, interest-free and, except with respect to the Note, has no fixed repayment terms. All such amounts would be repayable to the Sponsor if the Business Combination is not consummated. This temporary payable consists of $140,000 for management fees, $675,000 for extension fees and $486,143.59 for expenses paid on behalf of the Company.

DTCS did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination because it relied on the financial skills and background of its officers and directors. The board of DTCS believed that the officers and directors of DTCS have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination.

As of the date of this proxy statement/prospectus, DTCS has not entered into any agreement, arrangement, or understanding, including any payments, between the Sponsor and unaffiliated security holders of DTCS regarding the redemption of outstanding securities of DTCS, except for that certain non-redemption agreement dated as of [*]. See “[*].

Non-U.S. Ownership and China-Related Considerations

The Sponsor is controlled by non-U.S. persons. Specifically, Infinity-Star Holdings Limited, a British Virgin Islands company, and Jin Xin, a resident of the PRC, beneficially own approximately 20% and 80% of the Sponsor, respectively. In addition, a majority of our executive officers and directors are located outside the United States and are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets is located outside the United States.

As a result, investors may face additional risks, including difficulties in effecting service of process, enforcing U.S. judgments, and uncertainties associated with foreign legal systems. In particular, because certain individuals associated with the Sponsor have ties to the PRC, investors should consider the legal and operational risks associated with China-based companies.

These risks include, among others, the potential for the PRC government to exercise significant oversight and discretion over operations, possible changes in PRC laws and regulations, and limitations on the ability to transfer funds or access capital.

See “Risk Factors — DTCS faces risks associated with non-U.S. ownership, including PRC connections, which may result in regulatory uncertainty, enforcement challenges, and potential adverse effects on our business and the value of our securities.” beginning on page 50.

Conflicts of interest in connection with the Business Combination: There may be actual or potential material conflicts of interest between or among (i) the Sponsor, DTCS’s officers and directors, PGUS’s officers and directors and (ii) unaffiliated security holders of DTCS. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of DTCS’s directors and officers and the compensation of the Sponsor. See the section entitled “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination”. PGUS’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the DTCS shareholders generally. See the section entitled “The Business Combination Proposal - Interests of the PGUS Directors and Executive Officers”.

When considering the DTCS Board’s recommendation that DTCS’s shareholders vote in favor of the Business Combination Proposal, shareholders should be aware that directors and officers of DTCS may have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated shareholders of DTCS. These interests include, among other things, the interests listed below:

●	the fact that immediately following the consummation of the Business Combination, the Initial Shareholders, other than A.G.P., are expected to hold 2,000,900 shares of Pubco Class A Common Stock on an as-converted basis, consisting of (i) 1,725,000 shares of Pubco Class A Common Stock held by the Sponsor, to be converted from DTCS Ordinary Shares held by the Sponsor and (ii) 206,900 shares of Pubco Class A Common Stock to be converted from DTCS Ordinary Shares underlying the DTCS Private Units held by the Sponsor (for a total of 1,931,900 shares held by the Sponsor); and (iii) 69,000 shares of Pubco Class A Common Stock, to be converted from DTCS Ordinary Shares, held by A.G.P.; which in the aggregate, would be an approximately [●]% and [●]% ownership interest in the Pubco following the consummation of the Business Combination under the no redemption scenario, on an as converted basis.

●	the fact that immediately following the consummation of the Business Combination, the Initial Shareholders will hold up to 1,931,900 Non-Redemption Warrants, each with a right to purchase one share of Pubco Class A Common Stock at an exercise price of $2.00 per share;

●	the fact that the Sponsor acquired 206,900 DTCS Private Units at $10.00 per private unit through private placement simultaneously with the closing of DTCS IPO on January 24, 2025.

●	the fact that the Sponsor paid $25,000, or approximately $0.014 per share, for 1,725,000 Founder Shares prior to DTCS IPO, which will be canceled and converted automatically, on a one-for-one basis, into the same number of shares of Pubco Class A Common Stock at the Effective Time pursuant to the Business Combination Agreement. All of the Founder Shares are subject to certain transfer restrictions and could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $[●] million, based on the most recent closing price of DTCS Ordinary Shares of $[●] per share on [●], 2025.

●	the fact that if the Business Combination or another business combination is not consummated by October 26, 2026, DTCS will cease all operations except for the purpose of winding up, redeeming 100% of outstanding Public Shares for cash and, subject to the approval of DTCS’s remaining shareholders and DTCS’s Board, liquidating and dissolving. In such event, the Founder Shares and Private Shares held by the Sponsor, as well as the Private Units and the Private Rights, would be worthless because DTCS’s Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares.

●	the fact that if the Business Combination is consummated, each of issued and outstanding DTCS Ordinary Shares will be converted into one share of Pubco Class A Common Stock. Given the differential in the purchase price that the Sponsor paid for the Founder Shares, as compared to the price of Public Shares paid by DTCS Public Shareholders in the DTCS IPO and the substantial number of shares of Pubco Class A Common Stock that the Sponsor will receive upon conversion of the Founder Shares, the Sponsor is likely to be able to recoup their investment in DTCS and make a substantial profit on that investment, even if the Pubco Class A Common Stock has lost significant value. This means that the Sponsor could earn a positive rate of return on their investment, even if DTCS Public Shareholders experience a negative rate of return in the Pubco following the consummation of the Business Combination.

●	the fact that the Sponsor and officers and directors of DTCS have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any insider shares and private shares held by them if DTCS fails to complete an initial business combination by October 26, 2026.

●	the fact that if DTCS liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by DTCS for services rendered or contracted for or products sold to us in excess of the net proceeds of DTCS IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the trust account and only if such parties have not executed a waiver agreement.

●	the fact that pursuant to the Business Combination Agreement, (a) PGUS will pay to the Sponsor upon the filing of the first confidential Form S-4 the sum of $500,000; (b) at the Closing, Pubco will reimburse the Sponsor for its transaction expenses up to an additional maximum of $1,500,000; and (c) at the Closing, Pubco and or its designee would purchase 250,000 DTCS Ordinary Shares from the Sponsor for the sum of $2,500,000 in cash.

●	the fact that DTCS’s Sponsor, officers, directors, or their affiliates may, but are not obligated to, loan DTCS funds as may be required to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, up to an agreed maximum amount as further provided herein.

●	the fact that the Sponsor is entitled to $10,000 per month for office space, administrative and support services for up to 12 months following the DTCS IPO.

●	the fact that the Business Combination Agreement provides for the continued indemnification of DTCS’s former and current directors and officers and the continuation of directors and officers liability insurance covering DTCS’s former and current directors and officers.

●	the fact that DTCS’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on DTCS’s behalf, such as identifying and investigating possible business targets and business combinations. However, if DTCS fails to consummate a business combination within the required time period under the DTCS Articles, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, DTCS may not be able to reimburse these expenses if the Business Combination with Pubco or another business combination is not completed by October 26, 2026.

●	the fact that the Sponsor and Pubco and certain other parties named in the Business Combination Agreement, will enter into a Registration Rights Agreement at Closing which provides for the registration of all of the shares of Pubco Class A Common Stock that are issuable to the Sponsor, including upon exercise of the Non-Redemption Warrants issued to the Sponsor.

●	the fact that in addition to these interests of the Sponsor and DTCS’s officers, directors and advisors, to the fullest extent permitted by applicable laws and DTCS’s memorandum and articles of association, waive certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and DTCS will renounce any expectation that any of its directors or officers will offer any such corporate opportunity of which he or she may become aware to us. DTCS does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, DTCS does not believe that the waiver of the application of the corporate opportunity doctrine had a material impact on its ability to complete its initial business combination.

If DTCS does not consummate an initial business combination by October 26, 2026, it will be required to dissolve and liquidate and the securities held by the Initial Shareholders will be worthless because the Initial Shareholders have agreed to waive their rights to any liquidation distributions. The 1,931,900 shares of Pubco Class A Common Stock that will be received by the Sponsor, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[●] million based upon the closing price of $[●] per share on Nasdaq on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the interests of the Sponsor and the directors and officers of DTCS in securities of DTCS, the Sponsor and the directors and officers of DTCS have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of DTCS.

As a result of the interests of the Initial Shareholders in securities of DTCS, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to shareholders of DTCS, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of DTCS.

In connection with the Business Combination, there may be any actual or potential material conflicts of interest between, on one hand, DTCS’s officers or directors; and, on the other hand, unaffiliated security holders of DTCS. Shareholders should also be aware that interests of DTCS, DTCS officers and directors may be inherently different from the interests of unaffiliated shareholders of DTCS, which could cause them to pursue terms of Business Combination less favorable to non-redeeming shareholders, and they owe no fiduciary duty to DTCS’s shareholders. However, under Cayman Islands law, the SPAC’s directors owe fiduciary duties to the SPAC, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in the best interests of the SPAC as a whole. The SPAC’s directors also must exercise their powers only for a proper purpose. Accordingly, when considering and approving the Business Combination, the SPAC’s directors must comply with their fiduciary duties under Cayman Islands law by acting honestly, in good faith, and in the best interests of the SPAC as a whole. After Closing, DTCS has the right to designate one director to the board of Pubco who will not be required to quality as an independent director under Nasdaq’s rules. Furthermore, DTCS intends to use substantially all of the funds held in the trust account to complete the Business Combination, after the payment to holders of DTCS Ordinary Shares exercising redemption rights upon Closing, and any remaining amount will be used for future working capital and other corporate purposes of the combined entity. See “Questions and Answers about the Business Combination and the Extraordinary General Meeting — Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?” on page 20.

The board of directors of DTCS has determined (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of, DTCS and its shareholders, and (ii) to recommend that the shareholders approve the transactions contemplated by the Business Combination Agreement, including the Business Combination. The DTCS Board relied on the financial skills and background of its officers and directors. DTCS believed that the officers and directors of DTCS have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination. For details, see “Background of the Business Combination.”

This proxy statement/prospectus covers [    ] shares of Pubco Class A Common Stock that are to be issued or may be issuable, which includes up to [    ] shares of Pubco Class A Common Stock as consideration in the Business Combination to shareholders of PGUS who hold shares of PGUS Class A Common Stock, up to [    ] shares of Pubco Class A Common Stock to holders of Purchaser Common Stock, and up to [    ] shares of Pubco Class A Common Stock issuable upon the exercise of the Pubco Non-Redemption Warrants.

DTCS will hold an extraordinary general meeting (the “extraordinary general meeting”) to consider matters relating to the Business Combination at [    ] a.m., Eastern Time, on [    ], 2026 at the office of [    ] located at [    ], and virtually via live webcast at [    ]. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of [*] at [    ]. You or your proxyholder will be able to attend and vote at the extraordinary general meeting in-person or online by visiting and using a control number assigned by VStock Transfer LLC. To register and receive access to the extraordinary general meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

If you have any questions or need assistance voting your DTCS Ordinary Shares, please contact [    ], our proxy solicitor, by calling [    ], or banks and brokers can call collect at [    ], or by emailing [    ]. The notice of the extraordinary general meeting and the proxy statement/prospectus relating to the Business Combination will be available at [    ].

For terms used in this notice but not otherwise defined herein, please refer to the Frequently Used Terms section of this proxy statement/prospectus.

This proxy statement/prospectus provides shareholders of DTCS with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of DTCS. It also contains or references information about DTCS, PGUS and Pubco and certain related matters. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. In particular, when you consider the recommendation regarding these proposals by the board of directors of DTCS, you should keep in mind that the Sponsor and DTCS’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a shareholder. For instance, the Sponsor, DTCS’s officers and directors and/or their affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating DTCS. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination” for a further discussion of these considerations. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 50 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [    ], 2026, and is first being mailed to DTCS’s shareholders on or about [    ], 2026

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED [___], 2026

DT CLOUD STAR ACQUISITION CORPORATION

A Cayman Islands Exempted Company

(Company Number 2017950)

Office 51, 10 Fl, 31 Hudson Yards

New York, NY 10001

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON [    ], 2026

TO THE SHAREHOLDERS OF DT CLOUD STAR ACQUISITION CORPORATION:

DT Cloud Star Acquisition Corporation, a Cayman Islands exempted company (“DTCS”) is furnishing this proxy statement/prospectus to DTCS shareholders (“you”) as part of the solicitation of proxies by the board of directors of DTCS (the “DTCS Board”) for use at the extraordinary general meeting (the “extraordinary general meeting”) of DTCS shareholders to be held on [    ], 2026, and at any adjournment or postponement thereof. This proxy statement/prospectus/consent solicitation statement provides DTCS shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting. You are cordially invited to attend the extraordinary general meeting of DTCS, to be held at [    ] a.m., Eastern Time, on [    ], 2026 at the offices of [    ] located at [    ], and virtually via live webcast at [    ]. The extraordinary general meeting will be held for the following purposes:

Proposal No. 1 - The Business Combination Proposal - To consider and vote upon a proposal to approve, by ordinary resolution, the Business Combination Agreement, dated as of February 2, 2026 (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among DTCS, DTSQ Purchaser Inc., a Delaware corporation and a direct wholly owned subsidiary of DTCS (“Purchaser” or “Pubco”), DTSQ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of DTCS (“Merger Sub”), and PrimeGen US, Inc., a Delaware corporation (“PGUS” or the “Company”), pursuant to which, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) and following the Redomestication Merger (as defined below), Merger Sub will merge with and into PGUS (the “Acquisition Merger”), with PGUS surviving as a wholly owned subsidiary of Pubco, resulting in a combined company whereby Pubco will be the sole stockholder of PGUS, and substantially all of the assets and the business of the combined company will be held and operated by PGUS and the transactions contemplated thereby, as more fully described in the accompanying proxy statement/prospectus. We refer to this proposal as the “Business Combination Proposal”. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal No. 2 - The Redomestication Merger Proposal - To consider and vote upon a proposal to approve, by special resolution and adopt the redomestication of DTCS, a Cayman Islands exempted company (“DTCS” or the “Parent”) pursuant to the Business Combination Agreement, and at least one Business Day prior to the closing of the Acquisition Merger and on the terms and subject to the conditions of the Business Combination Agreement, the Parent shall cease to exist in the Cayman Islands so as to re-domicile as and become a Delaware corporation by means of a merger (the “Redomestication Merger”) of the DTCS with and into Pubco, with the Pubco as the surviving company pursuant to the Companies Act (As Revised) of the Cayman Islands and the applicable provisions of the Delaware General Corporation Law, as amended. Upon the Redomestication Merger, Pubco shall change its name to “PrimeGen Holdings, Inc.” We refer to this proposal as the “Redomestication Merger Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal No. 3 - The Stock Issuance Proposals –

(A)	To consider and vote upon a proposal to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) Pubco Class A Common Stock to the PGUS stockholders, (ii) Pubco Class A Common Stock issuable upon exercise of Pubco Non-Redemption Warrants, and (iii) any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements DTCS has entered, or may enter, into prior to Closing other than in connection with the PIPE Financing (as defined below). We refer to this proposal as the “Business Combination Agreement Stock Issuance Proposal”; and

To consider and vote upon a proposal to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of issuances of Pubco Class A Common Stock in connection with any PIPE Financing. We refer to this proposal as the “PIPE Stock Issuance Proposal”.

Proposal No. 4 - The Organizational Documents Proposal - To consider and vote upon a proposal to approve, by special resolution, the Proposed Certificate of Incorporation and the proposed new by-laws (the “Proposed By-Laws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of Pubco in connection with the Business Combination. We refer to this proposal as the “Organizational Documents Proposal”. The form of each of the Proposed Certificate of Incorporation and the Proposed By-Laws is attached to the accompanying proxy statement/prospectus as Annex C and Annex D, respectively.

Proposal No. 5 - The Advisory Organizational Documents Proposals - To consider and vote upon the following three separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory, non-binding basis by ordinary resolution the following material differences between the amended and restated memorandum and articles of association of DTCS (as may be amended from time to time, the “Cayman Constitutional Documents”) and the Proposed Organizational Documents:

Advisory Organizational Documents Proposal 5A - Under the Proposed Organizational Documents, Pubco would be authorized to issue 1,500,000,000 shares of Pubco capital stock, consisting of 800,000,000 shares of Pubco Class A Common Stock and 200,000,000 shares of Pubco Class B Common Stock, each with par value $0.00001 per share (collectively, “Pubco Common Stock”) and 500,000,000 shares of preferred stock, par value $0.00001 per share (“Pubco Preferred Stock”) (as defined in the accompanying proxy statement/prospectus).

Advisory Organizational Documents Proposal 5B - The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Advisory Organizational Documents Proposal 5C - The Proposed Certificate of Incorporation would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of Pubco to amend, alter, repeal or rescind certain provisions of the Proposed Certificate of Incorporation.

Proposal No. 6 - The Incentive Plan Proposal - To consider and vote upon a proposal to approve, by ordinary resolution, the PrimeGen US, Inc. 2026 Equity Incentive Plan (the “New Equity Incentive Plan”). We refer to this proposal as the “Incentive Plan Proposal”.

Proposal No. 7 - The Director Election Proposal - To consider and vote upon a proposal to approve, by ordinary resolution, the election of seven (7) directors to the Pubco board of directors until the date of the first annual stockholder meeting to be held following the date of Closing, or until any such director’s successor is duly elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal. We refer to this proposal as the “Director Election Proposal” and collectively with the Business Combination Proposal, the Redomestication Merger Proposal, the Stock Issuance Proposals and the Organizational Documents Proposal, the “Condition Precedent Proposals”.

Proposal No. 8 - The Adjournment Proposal - To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if DTCS determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Redomestication Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements. We refer to this proposal as the “Adjournment Proposal”.

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of the DTCS Ordinary Shares at the close of business on [    ] (the “record date”) are entitled to notice of and to have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting. Pursuant to the Cayman Constitutional Documents, the approval of each of the Redomestication Merger Proposal and the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of each of the Business Combination Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the Director Election Proposal, the Adjournment Proposal, and the Advisory Organizational Documents Proposals requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting. The Business Combination was not structured to require the approval of at least a majority of DTCS’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The accompanying proxy statement/prospectus and proxy card are being provided to DTCS’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of DTCS’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 50 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of DTCS (the “DTCS Board”) has unanimously approved and determined to be in the best interests of DTCS and its shareholders the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to DTCS’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the DTCS Board, you should keep in mind that DTCS’s sponsor, DT Cloud Star Management Limited (the “Sponsor”) and DTCS’s directors and officers, and/or their affiliates, have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor and DTCS’s officers and directors, and/or their affiliates, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating DTCS. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination” for a further discussion of these considerations.

In connection with the Business Combination, certain related agreements have been or will be entered into on or prior to the closing of the Business Combination, including the Registration Rights Agreement, the Insider Support Agreement, the Company Support Agreement, and the Lock-Up Agreement (each as defined in the accompanying proxy statement/prospectus). See “Business Combination Proposal - Related Agreements” and “Certain Relationships and Related Person Transactions” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Cayman Constitutional Documents, a holder of Public Shares (as defined below) (a “Public Shareholder”) may request to redeem all or a portion of such holder’s Public Shares for cash if the Business Combination is consummated. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)	(a) hold DTCS Ordinary Shares sold in the IPO (as defined below), whether they were purchased in the IPO as part of the DTCS Units (as defined in the accompanying proxy statement/prospectus) or thereafter in the open market (“Public Shares”) or (b) hold Public Shares through DTCS Units and elect to separate your DTCS Units into the underlying Public Shares (as defined in the accompanying proxy statement/prospectus) prior to exercising your redemption rights with respect to the Public Shares;

(ii)	submit a written request to VStock Transfer LLC (“VStock”), DTCS’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that DTCS redeem all or a portion of your Public Shares for cash; and

(iii)	deliver your share certificates for Public Shares (if any) along with other applicable redemption forms to VStock, physically or electronically through The Depository Trust Company.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [    ], Eastern Time, on [*], 2026 in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal, and regardless of whether they hold Public Shares on the record date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to VStock, and DTCS initiates the redemption of Public Shares in connection with the Business Combination (the “Redemption”) pursuant to the Cayman Constitutional Documents, DTCS will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the IPO (the “Trust Account”), calculated as of two (2) Business Days prior to the consummation of the Business Combination (the “Redemption Price”). For illustrative purposes, as of the record date, this would have amounted to approximately $[    ] per Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the DTCS Ordinary Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. DTCS cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in our securities when our shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. Any request to redeem Public Shares, once made, may be requested to be withdrawn at any time until the deadline for submitting redemption requests, which is two (2) Business Days prior to the initially scheduled date of the extraordinary general meeting, and, thereafter, with DTCS’s consent, until the Redemption. However, no withdrawal will be permitted unless the DTCS Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). If a Public Shareholder delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that DTCS instruct VStock to return the shares (physically or electronically). The holder can make such request by contacting VStock, at the address or email address listed in the accompanying proxy statement/prospectus. See “Extraordinary General Meeting of DTCS - Redemption Rights” of the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

At the Redomestication Merger Effective Time, Pubco shall issue warrants to purchase a total of an additional 1,931,900 shares of Pubco Class A Common Stock (the “Pubco Non-Redemption Warrants”) to (x) those Public Shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their DTCS Ordinary Shares at the Redemption and (y) all other holders of DTCS Ordinary Shares as of a time immediately prior to the Redomestication Merger (including, without limitation, the Sponsor, other Insiders and holders of other DTCS Ordinary Shares that are not Public Shares) (each, an “Eligible Warrant Recipient”). The DTCS Ordinary Shares held by the Eligible Warrant Recipients are hereby referred to as the “Eligible Parent Ordinary Shares.” For the avoidance of doubt, no Public Shareholder that has delivered to DTCS a notice of intention to exercise its right of Redemption prior to the DTCS extraordinary general meeting shall have the right to receive Pubco Non-Redemption Warrants. The Pubco Non-Redemption Warrants shall (a) have an exercise price of $2.00 per share of Pubco Class A Common Stock, and (b) shall be exercisable starting on the six month anniversary of the Closing date and for a period of eighteen months thereafter. Upon the effectiveness of Redomestication Merger, each Eligible Warrant Recipient shall receive a number of Pubco Non-Redemption Warrants determined by the following formula:

# of Pubco Non-Redemption Warrants = (Number of Eligible Parent Ordinary Shares Owned by Eligible Warrant Recipient/Total Number of Eligible Parent Ordinary Shares) X (1,931,900)

For the avoidance of doubt, “Eligible Parent Ordinary Shares” includes the DTCS Ordinary Shares plus the DTCS Ordinary Shares contained within the DTCS Units.

If you choose not to redeem your shares, then at the Redomestication Merger, you will receive a number of Pubco Non-Redemption Warrants determined pursuant to the above calculation. If you choose to redeem your shares, you will not receive any Pubco Non-Redemption Warrants.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director and officer of DTCS have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any DTCS Ordinary Shares held by them. None of DTCS’s Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares (as defined in the accompanying proxy statement/prospectus) held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the record date, the Sponsor owned approximately [____]% of the issued and outstanding DTCS Ordinary Shares.

The consummation of the Business Combination is conditioned upon the satisfaction or waiver of certain customary closing conditions by each of the parties, including among other things: (i) the approval of each Condition Precedent Proposal will have been obtained; (ii) no governmental authority will have enacted any law that makes such transactions contemplated illegal; (iii) the registration statement of which this proxy statement/prospectus forms a part will have been declared effective under the Securities Act by the SEC and will remain effective as of the Closing; (iv) approval of the listing of the Pubco Class A Common Stock on the Nasdaq Capital Market (“Nasdaq”), subject to satisfaction of the requirements for initial listing; and (v) the waiting period (and any extensions thereof) required under the Business Combination Agreement and any other Antitrust Laws (as defined in the Business Combination Agreement) has expired or has been terminated and any approval required under any other Antitrust Laws has been obtained.

The DTCS Units, DTCS Ordinary Shares and DTCS Rights are currently listed on the Nasdaq Global Market under the symbols “DTSQU”, “DTSQ” and “DTSQR”, respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, (subject to certain exceptions), DTCS is required to cause the Pubco Class A Common Stock issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. The parties currently do not intend to waive the listing condition if Pubco’s Nasdaq listing application is not approved. In the event that the Nasdaq application is not approved and the parties do mutually agree to waive this condition, no recirculation or resolicitation of DTCS shareholders will occur prior to the extraordinary general meeting.] It is important for you to know that, at the time of our extraordinary general meeting, we may not have received from Nasdaq either confirmation of the issuance and listing of the Pubco Class A Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in the accompanying proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the Pubco securities would not be listed on any nationally recognized securities exchange.

For terms used in this notice but not otherwise defined herein, please refer to the Frequently Used Terms section of the accompanying proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting or any adjournment thereof. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting, and if the other conditions to closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Incentive Plan Proposal is conditioned on the approval of the Condition Precedent Proposals. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO VSTOCK THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND DELIVER YOUR PUBLIC SHARES TO VSTOCK, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS ABANDONED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF DTCS - REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of the DTCS Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Sam Zheng Sun
Chief Executive Officer and Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [    ], 2026 and is first being mailed to shareholders on or about [    ], 2026.

ANNEXES:

i

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we”, “us”, “our”, and “DTCS” refer to DT Cloud Star Acquisition Corporation and “you” refers to the shareholders of DTCS.

In this document:

“10% U.S. Shareholder” means a U.S. Holder who beneficially owns (directly, indirectly or constructively) ten percent (10%) or more of the total combined voting power of all classes of DTCS shares entitled to vote or ten percent (10%) or more of the total value of all classes of DTCS shares.

“A&R Certificate of Incorporation” means the amended and restated Certificate of Incorporation of PGUS to be adopted in connection with the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex I.

“Acquisition Merger” means that, subsequent to the consummation of the Redomestication Merger, Merger Sub shall merge with and into PGUS, in which PGUS will be the surviving entity and become a wholly owned subsidiary of the Pubco.

“AGP” means A.G.P./Alliance Global Partners, LLC, the financial advisor and placement agent in connection with the Business Combination to PrimeGen US, Inc. and who also served as the sole book-running manager in connection with the IPO of DT Cloud Star Acquisition Corporation.

“Adjournment Proposal” means the proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if DTCS determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Redomestication Merger or any other Transaction.

“Advisory Organizational Documents Proposals” means the three (3) proposals to be considered at the extraordinary general meeting to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, the Sponsor shall be deemed to be an Affiliate or DTCS prior to the Closing.

“Ancillary Documents” means the Company Support Agreement, the Insider Support Agreement, the Lock-Up Agreement, the Registration Rights Agreement, and each other agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to the Business Combination Agreement.

“Acquisition Merger” means the merger of Merger Sub with and into the Company, in which PGUS will be the surviving entity.

“Acquisition Merger Effective Time” means the date when the plan of merger for the Acquisition Merger has been filed with the Delaware Secretary of State or such later time as specified in the DGCL, with details to be found in the Business Combination Agreement.

“Annual Meeting” means the annual meeting of the shareholders of DTCS, at which, among other things, the Extension Proposal was approved.

“Business Combination Agreement” means the Business Combination Agreement, dated February 2, 2026, by and among DTCS, Purchaser, Merger Sub and PGUS, as it may be further amended, supplemented or otherwise modified from time to time in accordance with its terms. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

“Business Combination Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Business Combination.

“Business Combination” means, collectively, the Mergers and the other transactions contemplated by the Business Combination Agreement.

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“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or, for so long as DTCS remains domiciled in the Cayman Islands, in the Cayman Islands are authorized or required by Law to close.

“Cayman Constitutional Documents” means, collectively, the Existing Articles and the Existing Memorandum.

“Delaware Acquisition Certificate of Merger” means a plan of merger (and any other documents required by the DGCL) in form and substance acceptable to the Parent Parties and the Company, a copy of the form of which is attached hereto as Annex B.

“Closing Date” means the date the Closing occurs.

“Closing” means the closing of the Business Combination.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Company Support Agreement” means that certain Company Support Agreement, dated as of February 2, 2026 (as it may be amended or supplemented from time to time), by and between DTCS, PGUS and certain PGUS Stockholders, a form of which is attached to this proxy statement/prospectus as Annex F.

“Company Transaction Expenses” means all fees and Expenses and Liabilities of PGUS incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of the Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of the Company at or after the Closing pursuant to any agreement to which the Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of the Business Combination Agreement or the consummation of the transactions contemplated hereby and (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on the Company in connection with the Mergers or the other transactions contemplated by the Business Combination Agreement.

“Company” or “PGUS” means PrimeGen US, Inc.

“Condition Precedent Proposals” mean, collectively, the Business Combination Proposal, the Redomestication Merger Proposal, the Stock Issuance Proposals, the Organizational Documents Proposal and the Director Election Proposal.

“Convertible Promissory Note” means a convertible promissory note, that may be issued by DTCS to the Sponsor or an affiliate of the Sponsor, certain director or officers of DTCS, related to ongoing expenses reasonably related to the business of DTCS and the consummation of a business combination.

“CTM” means CTM Advisory Limited, the corporate advisor to the Company in connection with the Mergers.

“Deferred Underwriting Commission” means an aggregate cash amount of $690,000 as “deferred underwriting commissions” that DTCS agreed to pay to A.G.P. upon the consummation of an initial business combination pursuant to the Underwriting Agreement.

“DGCL” means the Delaware General Corporation Law, as amended.

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“Director Election Proposal” means the proposal to be considered at the extraordinary general meeting to elect seven (7) directors to serve on the Pubco Board until the date of the first annual stockholder meeting to be held following the date of Closing, or until any such director’s successor is duly elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal.

“Disclosure Schedules” means the disclosure schedules to the Business Combination Agreement.

“Dissenting Shares” means any shares of PGUS Common Stock for which a PGUS Stockholder has exercised appraisal rights pursuant to Section 262 of the DGCL.

“DTC” means The Depository Trust Company.

“DTCS Board” means the board of directors of DTCS.

“DTCS Memorandum and Articles” means the amended and restated memorandum and articles of association of DTCS.

“DTCS Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of DTCS.

“DTCS Private Rights” means the rights included as part of each DTCS Private Unit, each right entitling the holder thereof to receive one-ninth (1/9) of one (1) DTCS Ordinary Share upon consummation of the DTCS’s initial business combination.

“DTCS Private Units” means the units issued by DTCS in a private placement to its initial shareholders at the time of the consummation of the IPO consisting of one DTCS Ordinary Share and one DTCS Private Right.

“DTCS Public Rights” means the rights that were included as part of the DTCS Public Units in the IPO, each right entitling the holder thereof to receive one-ninth (1/9) of one (1) DTCS Ordinary Share upon consummation of the DTCS’s initial business combination.

“DTCS Public Units” means the units issued in the IPO (including overallotment units acquired by DTCS’s underwriters) consisting of one (1) DTCS Ordinary Share and one DTCS Right.

“DTCS Recommendation” means the recommendation by the DTCS Board to the DTCS shareholders that the DTCS shareholders entitled to vote approve the Business Combination Agreement and the related transactions.

“DTCS Rights” means DTCS Private Rights and DTCS Public Rights, collectively.

“DTCS Securities” means the DTCS Units, DTCS Ordinary Shares and the DTCS Rights, collectively.

“DTCS Units” means DTCS Private Units and DTCS Public Units, collectively.

“DTCS” means DT Cloud Star Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Articles” means the current amended and restated articles of association of DTCS (as may be amended from time to time).

“Existing Memorandum” means the current amended and restated memorandum of association of DTCS (as may be amended from time to time).

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“Expense Advancement” means the cash payment by the Company, upon the initial submission of a confidential draft of the Registration Statement, of up to an aggregate amount of $500,000 to DTCS for certain out-of-pocket costs and expenses incurred by DTCS directly in connection with the Business Combination Agreement (which shall include, without limitation, Extension Expenses). Any extension fees and other costs incurred by DTCS as of the date of the Business Combination Agreement and/or during the Interim Period are collectively referred to herein as the “Extension Expenses.”

“Extension Proposal” means the proposal to extend the Business Combination Period to October 26, 2026, by depositing $75,000 into the Trust Account for each monthly extension, with each such extension payment due on the 26th day of each month, which was presented to and approved by the DTCS shareholders at the Annual Meeting.

“extraordinary general meeting” means the extraordinary general meeting of DTCS’s shareholders, to be held at [    ] a.m. Eastern Time on [    ], 2026 at the offices of [    ] at [    ] and virtually at [    ], and any adjournments or postponements thereof.

“Founder Shares” means an aggregate of 1,725,000 DTCS Ordinary Shares. As of the date of this proxy statement/prospectus, the Sponsor holds 1,725,000 Founder Shares.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any federal, state, local, foreign or other governmental, multinational, supra-national, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, board, office, administrative hearing body, arbitration panel, commission, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, or other similar dispute-resolving panel or body, including any Regulatory Authority.

“Incentive Plan Proposal” means the proposal to be considered at the extraordinary general meeting to approve the New Equity Incentive Plan.

“Initial Shareholders” means the Sponsor and any other holders of Founder Shares immediately prior to the IPO.

“Insider Letter Agreements” or “Letter Agreements” means the letter agreements dated July 24, 2024 to DTCS from the Sponsor and other parties, as filed as Exhibits 10.2 and 10.3 to the Current Report on Form 8-K filed by DTCS with the SEC on July 26, 2024, which contain provisions relating to transfer restrictions of the Founder Shares, indemnification of the Trust Account, voting obligations, waiver of redemption rights and participation in liquidation distributions from the Trust Account.

“Insider Support Agreement” means the Insider Support Agreement, dated February 2, 2026, by and among Purchaser, Merger Sub, DTCS, PGUS, Sponsor and the Insiders, as it may be amended and supplemented from time to time. A copy of the Insider Support Agreement is attached to this proxy statement/prospectus as Annex E.

“Insiders” means the Sponsor and any director of DTCS who holds DTCS Ordinary Shares.

“Interim Period” means the period beginning on the Signing Date and ending on the earlier of the termination of the Business Combination Agreement or the Closing Date.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO Prospectus” means the final prospectus of DTCS, dated as of July 24, 2024, and filed with the SEC on July 26, 2024 (File No. 333- 278982).

“IPO” means the initial public offering of DTCS Public Units pursuant to the IPO Prospectus.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“JOBS Act” means the Jumpstart our Business Startups Act of 2012.

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“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lock-Up Agreement” means the lock-up agreement to be entered into by and between Pubco, the Sponsor, the Insiders and each current holder of PGUS Common Stock, and each director and officer of PGUS immediately prior to Closing.

“Merger Consideration” means a number of shares of Pubco Class A Common Stock and shares of Pubco Class B Common Stock determined by dividing the Purchase Price by the Redemption Price, as further adjusted pursuant to Section 3.2(b) of the Business Combination Agreement. Based on a Redemption Price of $[*] per share, and after giving effect to the adjustments (b) and (c) above, an aggregate of [*] shares of Pubco Common Stock will be paid to the PGUS stockholders as Merger Consideration at the Closing.

“Merger Sub” means DTSQ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of DTCS.

“Mergers” means, the Redomestication Merger and the Acquisition Merger.

“Nasdaq” means the Nasdaq Capital Market.

“Organizational Documents Proposal” means the proposal to be considered at the extraordinary general meeting to approve by special resolution the Proposed Certificate of Incorporation and the Proposed By-Laws. A copy of each of the Proposed Certificate of Incorporation and the Proposed By-Laws is attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

“Outside Date” means October 26, 2026.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PGB” means PrimeGen Biotech LLC, a Delaware limited liability company affiliated with PGUS through common ownership and control. Stem Med Scientific Inc., an entity controlled by Daniel Chiu, PGUS’s Co-Chief Executive Officer and Chairman, is the controlling equity holder of PGB and owns approximately 83.5% of the equity interests in PGB. Stem Med Scientific Inc. also indirectly controls PGUS through its ownership interest in PrimeGen Global Inc., the controlling stockholder of PGUS.

“PGB IP Licenses” mean the PGB Patent License (as defined below) and the PGB Trademark License (as defined below), collectively.

“PGB Patent License” means that certain License Agreement, dated July 14, 2025, by and between PGB and PGUS (as may be amended or otherwise modified, including to satisfy any closing conditions of the Business Combination), pursuant to which PGB licenses certain patents, patent applications and know-how to PGUS.

“PGB Trademark License” means that certain Intercompany Trademark License Agreement, dated January 1, 2025, as amended by an Amendment No.1 dated December 31, 2025, by and between PGB and PGUS, pursuant to which PGB licenses to PGUS certain trademarks and/or trademark applications relating to PGUS’s business, including the “PrimeGen” marks and potentially other marks that PGUS uses or may use in connection with its exosome product lines.

“PGG” means PrimeGen Global Inc., a Cayman Islands exempted company, the controlling stockholder of PGUS.

“PGUS Board” means the board of directors of PGUS.

“PGUS By-Laws” means the by-laws of PGUS, as in effect on the Signing Date.

“PGUS Certificate of Incorporation” means the Certificate of Incorporation of PGUS, as in effect on the Signing Date and any certificate of designation filed with respect to any series of PGUS’ preferred stock.

“PGUS Class A Common Stock” means each share of Class A common stock, par value $0.001 per share, of PGUS.

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“PGUS Class B Common Stock” means each share of Class B common stock, par value $0.001 per share, of PGUS.

“PGUS Common Stock” means PGUS Class A Common Stock and Class B Common Stock.

“PGUS Convertible Securities” means, collectively, the PGUS Options and the PGUS Warrants.

“PGUS” means PrimeGen US, Inc., following the Closing.

“PGUS Equity Incentive Plan” means the PrimeGen US, Inc. 2024 Omnibus Incentive Plan, as amended.

“PGUS Option” means each issued and outstanding option to purchase shares of PGUS Class A Common Stock (whether or not vested) held by any person, including PGUS stock options under the PGUS Equity Incentive Plan.

“PGUS Securities” means, collectively, the PGUS Common Stock and the PGUS Convertible Securities.

“PGUS Security Holders” means, collectively, the holders of PGUS Securities.

“PGUS Stockholders” means collectively, the holders of PGUS Class A Common Stock or PGUS Class B Common Stock as of any determination time prior to the Acquisition Merger Effective Time.

“PGUS Warrant” means each warrant to purchase shares of PGUS Class A Common Stock that are outstanding and unexercised immediately prior to the Acquisition Merger Effective Time.

“PIPE Financing” means a potential private placement pursuant to which Pubco will agree to issue and sell immediately prior to or substantially concurrently with the Closing, an aggregate of up to [    ] shares of Pubco Class A Common Stock for a purchase price of $[    ] per share. The terms of any such financing would be determined by PGUS, with the consent of DTCS. which shall not be unreasonably withheld, conditioned or delayed.].

“PIPE Investors” means the “accredited investors” or “qualified institutional buyers” as defined, respectively, in Rule 501(a) and Rule 144A(a) under the Securities Act with whom DTCS has entered into the PIPE Subscription Agreements.

“PIPE Subscription Agreement” means the potential subscription agreements for the PIPE Financing with one or more with the PIPE Investors, pursuant to which, among other things, Pubco has agreed to issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing,

“PRC” means the People’s Republic of China.

“Pro Rata Share” means with respect to each PGUS Stockholder, a fraction expressed as a percentage equal to the number of PGUS Common Stock owned by such PGUS Stockholder, divided by the total number of PGUS Common Stock owned by all PGUS Stockholders immediately prior to the Acquisition Merger Effective Time.

“Proposed By-Laws” mean the proposed by-laws of Pubco to be in effect following the Redomestication Merger and Business Combination, a form of which is attached to this proxy statement/prospectus as Annex D.

“Proposed Certificate of Incorporation” means the proposed certificate of incorporation of Pubco to be in effect following the Redomestication Merger and the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex C.

“Proposed Organizational Documents” means the Proposed Certificate of Incorporation and the Proposed By-Laws.

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“Pubco Board” means the board of directors of Pubco subsequent to the Closing.

“Pubco Class A Common Stock” means the Class A common stock of Pubco, par value $0.00001 per share.

“Pubco Class B Common Stock” means the Class B common stock of Pubco, par value $0.00001 per share.

“Pubco Common Stock” means the Pubco Class A Common Stock and Pubco Class B Common Stock.

“Pubco Non-Redemption Warrant” means warrants to purchase a total of an additional 1,931,900 shares of Pubco Class A Common Stock to (x) those Public Shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their DTCS Ordinary Shares at the Redemption and (y) all other holders of DTCS Ordinary Shares as of a time immediately prior to the Redomestication Merger at $2.00 per share, which shall be exercisable starting on the six month anniversary of the date of Closing and for a period of one year thereafter (or eighteen months after the Closing Date).

“Pubco Preferred Stock” means the preferred stock of Pubco, par value $0.00001 per share.

“Public Shareholders” means the holders of Public Shares.

“Public Shares” means the DTCS Ordinary Shares sold in the IPO (whether they were purchased in the IPO as part of the DTCS Units or thereafter in the open market).

“Redemption Price” means an amount equal to the price at which each share of DTCS Ordinary Share is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Redemption” means the redemption of DTCS’s Public Shares properly tendered for redemption in connection with the Business Combination pursuant to the Cayman Constitutional Documents.

“Redomestication Merger Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Redomestication Merger.

“Redomestication Merger” means the merger of DTCS with and into DTSQ Purchaser Inc., in which the Pubco will be the surviving entity.

“Redomestication Merger Effective Time” means the date when the plans of merger for the Redomestication Merger have been filed (and any other required documents) with the relevant Cayman Island and Delaware authorities, or such later time as specified in or pursuant to the Redomestication Merger Cayman Plan of Merger and the Delaware Redomestication Merger Certificate in accordance with the Companies Act and the DGCL, with details to be found in the Business Combination Agreement,

“Redomestication Merger Cayman Plan of Merger” means a plan of merger (and any other documents required by the Companies Act) in form and substance acceptable to the Parent and the Purchaser, a copy of the form of which is attached hereto as Annex K.

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into by and among Pubco, the Sponsor and certain other parties thereto upon the completion of the Business Combination. A form of the Registration Rights Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex G.

“Related Agreements” means the Insider Support Agreement, the Company Support Agreement, the A&R Certificate of Incorporation, the Registration Rights Agreement and the Lock-Up Agreement.

“Required Parent Shareholder Approval” means the Shareholder Proposals that are submitted to the vote of the shareholders of DTCS at DTCS Extraordinary General Meeting in accordance with the Proxy Statement and the DTCS Memorandum and Articles shall have been approved by the requisite vote of the shareholders of the DTCS at DTCS Extraordinary General Meeting in accordance with DTCS’s Memorandum and Articles, applicable Law and the Proxy Statement.

“Rights Agreement” means the Rights Agreement, dated July 24, 2024, by and between DTCS and VStock Transfer LLC.

“Sarbanes-Oxley Act” or “SOX” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Proposals” means, collectively, (a) the Business Combination Proposal, (b) the Redomestication Merger Proposal, (c) the Stock Issuance Proposals, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the Incentive Plan Proposal, (g) the Director Election Proposal and (h) the Adjournment Proposal, if presented.

“Significant Company Holder” means any PGUS Stockholder who (i) is a director or Key Management Member or (ii) owns ten percent (10%) or more of the issued and outstanding shares of the Company.

“Signing Date” means February 2, 2026, the date of the Business Combination Agreement.

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“Sponsor” means DT Cloud Star Management Limited, a British Virgin Islands company.

“Stem Med” means Stem Med Scientific Inc., a California corporation, which indirectly controls PGUS through its ownership interest in PGG, the controlling stockholder of PGUS.

“Stock Issuance Proposals” means the proposals to be considered at the extraordinary general meeting to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) Pubco Class A Common Stock to the PGUS Stockholder (ii) Pubco Class A Common Stock issuable upon exercise of Pubco Non-Redemption Warrants, and (iii) any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements DTCS has entered, or may enter, into prior to Closing.

“Transaction Documents” means each of the agreements and instruments contemplated by the Business Combination Agreement or otherwise related to the transactions contemplated by the Business Combination Agreement and such other agreements or instruments contemplated by the Business Combination Agreement, in each case, that was executed and delivered on the date of the Business Combination Agreement or will be executed and delivered on or prior to the date of Closing by a PGUS Stockholder, PGUS, Pubco, DTCS, the Sponsor and/or any of their respective affiliates, including the Related Agreements.

“Transactions” means, collectively, the Business Combination and the other transactions contemplated by the Transaction Documents.

“Trust Account” means the trust account established by DTCS with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of July 24, 2024, as amended as of October 22, 2025, and as it may be further amended, by and between DTCS and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” or “Wilmington Trust” means Wilmington Trust, National Association, in its capacity as trustee under the Trust Agreement.

“Underwriting Agreement” means that certain Underwriting Agreement, dated July 24, 2024, by and between DTCS and A.G.P.

“VStock” means VStock Transfer LLC.

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TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

DTCS and PGUS are responsible for the disclosure contained in this proxy statement/prospectus. Information contained in this proxy statement/prospectus concerning the market and the industry in which PGUS competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by PGUS based on such sources and PGUS’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. Neither DTCS nor PGUS have independently verified this third-party information. The industry in which PGUS operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors - Risks Related to Our Business and Industry” and elsewhere in this proxy statement/prospectus.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for DTCS’s, PGUS’s and Pubco’s respective businesses, and the timing for and ability of DTCS and PGUS to complete the Business Combination. These statements are based on the beliefs and assumptions of the management of DTCS and PGUS. Although DTCS and PGUS believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither DTCS nor PGUS can assure you that either will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about DTCS and PGUS prior to the Business Combination and Pubco and PGUS following the Business Combination, including:

●	the ability to realize the benefits expected from the Business Combination;

●	the ability to consummate the Business Combination;

●	the ability to obtain and/or maintain the listing of the Pubco Class A Common Stock on Nasdaq following the Business Combination;

●	the ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

●	the future financial performance of Pubco and PGUS following the Business Combination;

●	Pubco’s and PGUS’s ability to retain or recruit, or to effect changes required in, their respective officers, key employees or directors following the Business Combination;

●	Pubco’s and PGUS’s ability to comply with laws and regulations applicable to its business; and

●	expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and DTCS’s and PGUS’s management teams’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of DTCS, PGUS and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing DTCS’s or PGUS’s management teams’ views as of any subsequent date. Neither DTCS nor PGUS undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

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You should not place undue reliance on these forward-looking statements. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

●	the fact that PGUS is a pre-clinical stage biotechnology company with no history in commercial operations, which limits the accuracy of any forward-looking forecasts;

●	that PGUS has generated negative operating cash flows and expects to continue to experience negative cash flow for the foreseeable future;

●	there may be time delays, unforeseen expenses, increased capital costs, and other complications;

●	the risk that PGUS may be unable to raise the substantial additional capital required to fund its research and development programs;

●	the highly competitive nature of the regenerative medicine industry and the potential for competitors to develop superior technologies;

●	PGUS’s heavy reliance on intellectual property licenses from a related party and the risk that these rights could be terminated or diminished;

●	any failure by management to manage growth properly could negatively impact our business;

●	the inherent uncertainty, expense, and length of human clinical trials and the regulatory approval process with the FDA;

●	PGUS’s dependence on a limited number of third-party contract development and manufacturing organizations (CDMOs) for cell sourcing and processing;

●	any failure to comply with the laws and regulations governing the use and disposal of biological and hazardous materials;

●	failure to retain key personnel or attract additional qualified personnel;

●	impacts of force majeure events;

●	extensive and costly environmental requirements;

●	the need to obtain and sustain governmental permits and approvals;

●	failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations;

●	costs of compliance with environmental, health and safety regulations;

●	the impacts of climate change;

●	possible litigation risks, including permit disputes (including in respect of access and/or validity of tenure), environmental claims, occupational health and safety claims and employee claims;

●	the risk of administrative proceedings or litigation challenging the validity of PGUS’s licensed patents or alleging infringement of third-party rights; and

●	the significant costs and management attention required to meet the requirements of being a public company in the United States.

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QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF DTCS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to DTCS’s shareholders. DTCS urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Business Combination and the voting procedures for the extraordinary general meeting, which will be held at [    ], Eastern Time, on [    ], 2026, at the offices of [    ] located at [    ], and virtually via live webcast. To participate in the extraordinary general meeting online, visit [    ] and enter the 12-digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the extraordinary general meeting, as described in this proxy statement/prospectus.

Q.	Why am I receiving this proxy statement/prospectus?

A.	DTCS shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination. The Business Combination Agreement provides that, among other things, following the Redomestication Merger of DTCS to Delaware as described below, Merger Sub will merge with and into PGUS, with PGUS surviving as a wholly-owned subsidiary of Pubco, resulting in a combined company whereby Pubco will become the sole stockholder of PGUS, and substantially all of the assets and the business of the combined company will be held by PGUS, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal” for more detail.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, which is incorporated by reference into this proxy statement/prospectus, and you are encouraged to read it in its entirety.

In connection with the completion of the Business Combination, DTCS will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and DTCS’s governing documents. DTCS will complete the Redemption of properly tendered Public Shares at least [one (1)] day prior to the Redomestication Merger. As a condition to, and at least one (1) day prior to the Closing, DTCS will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Companies Act and a domestication under Section 388 of the DGCL, pursuant to which DTCS’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. See the section of this proxy statement/prospectus entitled “The Redomestication Merger Proposal” for additional information.

THE VOTE OF PUBLIC SHAREHOLDERS IS IMPORTANT. PUBLIC SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF DTCS AND PGUS, CAREFULLY AND IN ITS ENTIRETY.

Q.	What proposals are shareholders of DTCS being asked to vote upon?

A.	At the extraordinary general meeting, DTCS is asking holders of DTCS Ordinary Shares to consider and vote upon:

●	The Business Combination Proposal;

●	The Redomestication Merger Proposal;

●	The Stock Issuance Proposals;

●	The Organizational Documents Proposal;

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●	The Advisory Organizational Documents Proposals;

●	The Incentive Plan Proposal;

●	The Director Election Proposal; and

●	The Adjournment Proposal, if presented.

If DTCS’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated, and the Business Combination may not be consummated. See the sections of this proxy statement/prospectus entitled “The Business Combination Proposal”, “The Redomestication Merger Proposal”, “The Stock Issuance Proposals”, “The Organizational Documents Proposal”, “The Incentive Plan Proposal”, and “The Director Election Proposal”.

DTCS will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of DTCS should read it carefully.

After careful consideration, the DTCS Board has determined that each of (a) the Business Combination Proposal, (b) the Redomestication Merger Proposal, (c) the Stock Issuance Proposals, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the Incentive Plan Proposal, (g) the Director Election Proposal, and (h) and the Adjournment Proposal, if presented, are in the best interests of DTCS and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

Q.	Are the proposals conditioned on one another?

A.	Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Incentive Plan Proposal is conditioned on the approval of the Condition Precedent Proposals. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

Q.	Why is DTCS proposing the Business Combination?

A.	DTCS was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

PGUS is a development stage biotechnology company that develops stem cell-based regenerative therapies using its proprietary stemXcell™ platform seeking to treat acute and chronic inflammatory diseases, subject to regulatory approvals.

Based on DTCS’s due diligence investigations of PGUS and the industry in which it operates, including the financial and other information provided by PGUS in the course of DTCS’s due diligence investigations, the DTCS Board believes that the Business Combination with PGUS is in the best interests of DTCS and its shareholders. However, there is no assurance of this. See “The Business Combination Proposal - The DTCS Board’s Reasons for the Approval of the Business Combination” of this proxy statement/prospectus for additional information.

Although the DTCS Board believes that the Business Combination with PGUS presents a unique business combination opportunity and is in the best interests of DTCS and its shareholders, the DTCS Board did consider certain potentially material negative factors before arriving at that conclusion. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal - The DTCS Board’s Reasons for the Approval of the Business Combination”, of this proxy statement/prospectus as well as in the section of this proxy statement/prospectus entitled “Risk Factors - Risks Related to Our Business and Industry”.

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Q.	What will PGUS Stockholders receive in connection with the Business Combination?

A.	Subject to and in accordance with the terms and conditions of the Business Combination Agreement, the Redomestication Merger will occur, which will result in, among other things, the following, in each case, prior to or concurrently with the Acquisition Merger Effective Time:

(a)	the existing governing documents of Pubco will be amended and restated and become the Proposed Organizational Documents (as defined below) of PrimeGen US, Inc. as described in this proxy statement/prospectus;

(b)	immediately prior to the commencement of the Redomestication Merger, each issued and outstanding unit of DTCS will convert automatically by operation of law, on a one-for-one basis, into one DTCS Ordinary Share and one DTCS Right, and each issued and outstanding DTCS Right immediately prior to the Redomestication Merger Effective Time shall be converted into one-ninth (1/9) of one (1) DTCS Ordinary Share, and all units of DTCS shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist;

(c)	at the Redomestication Merger Effective Time, all of the issued and outstanding DTCS Ordinary Shares will automatically be converted into one share of Pubco Class A Common Stock. Simultaneously with such automatic conversion, at the Redomestication Merger Effective Time all DTCS Ordinary Shares shall automatically be canceled and retired and shall cease to exist;

(d)	each share of Class A common stock, par value $0.0001, of PGUS (the “PGUS Class A Common Stock”) and each share of Class B common stock, par value $0.0001, of PGUS (the “PGUS Class B Common Stock”, together with the PGUS Class A Common Stock, the “PGUS Common Stock”) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time (other than shares to be canceled in accordance with the Business Combination Agreement and any Dissenting Shares (as defined in the Business Combination Agreement)) will be cancelled and converted into the right to receive a Pro Rata Share of the Merger Consideration;

(e)	at the Acquisition Merger Effective Time, if there are any shares of PGUS Common Stock that are owned by the Company as treasury shares prior to the Acquisition Merger Effective Time, such PGUS Common Stock shall be cancelled and shall cease to exist without any conversion thereof or payment therefor;

(f)	each option to purchase PGUS Class A Common Stock (each, a “PGUS Option”) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time will be cancelled and automatically converted into an option with equivalent terms and conditions to purchase shares of Class A Common Stock of Pubco (“Pubco Option”);

(g)	each warrant to purchase shares of PGUS Class A Common Stock (each, a “PGUS Warrant”) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time shall be cancelled and automatically converted into a warrant with equivalent terms and conditions to purchase shares of Class A Common Stock of Pubco (“Pubco Warrant”).

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Q.	How has the announcement of the Business Combination affected the trading price of the DTCS Ordinary Shares?

A.	On [ ], 2026, the last trading date prior to the public announcement of the Business Combination, DTCS Units, DTCS Ordinary Shares and DTCS Rights closed at $[ ], $[ ] and $[ ], respectively. As of [ ], 2026, the last practicable trading day immediately prior to the filing date of this proxy statement/prospectus, the closing price for each DTCS Unit, DTCS Ordinary Shares and DTCS Rights was $[ ], $[ ] and $[ ] respectively.

Q.	Why is DTCS proposing the Redomestication Merger?

A.	The DTCS Board believes that there are significant advantages to Pubco that will arise as a result of a change of DTCS’s domicile to the State of Delaware, including (a) the prominence, predictability and flexibility of the DGCL, (b) Delaware’s well-established principles of corporate governance and (c) the increased ability for Delaware corporations to attract and retain qualified directors. Further, the DTCS Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Each of the foregoing are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Redomestication Merger Proposal - Reasons for the Redomestication Merger”.

To effect the Redomestication Merger, DTCS will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file the Proposed Certificate of Incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which DTCS will be domesticated and continue as a Delaware corporation.

The approval of the Redomestication Merger Proposal and the completion of the Redomestication Merger is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Redomestication Merger Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established. In connection with DTCS’s IPO, DTCS entered into agreements with its officers and directors, and the Sponsor, pursuant to which each agreed to vote their DTCS Ordinary Shares in favor of Proposal 1 (The Business Combination Proposal). Such officers and directors and the Sponsor have agreed to vote their DTCS Ordinary Shares, as well as any DTCS Ordinary Shares they may purchase prior to the Extraordinary Meeting, in favor of the proposals. As a result, DTCS would not require any additional votes in favor of such proposals in order to have the Redomestication Merger Proposal approved.

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Q.	What amendments will be made to the Cayman Constitutional Documents?

A.	The consummation of the Business Combination is conditioned, among other things, on the Redomestication Merger. Accordingly, in addition to voting on the Business Combination, DTCS’s shareholders are also being asked to consider and vote upon a proposal to approve the Redomestication Merger and replace the Cayman Constitutional Documents, in each case, under the Companies Act, with the Proposed Certificate of Incorporation and the Proposed By-Laws, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents. These differences are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Redomestication Merger Proposal”.

Q.	What are the material U.S. federal income tax considerations of the Redomestication Merger?

A.

As discussed more fully under “U.S. Federal Income Tax Considerations” of this proxy statement/prospectus, it is intended that the Redomestication Merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code (a “Reorganization”). Whether the Redomestication Merger will qualify as a Reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1) of the Code to an entity that holds only investment-type assets. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Redomestication Merger does not qualify as a Reorganization, then a U.S. Holder that is deemed to exchange its DTCS Ordinary Shares for the consideration pursuant to the Redomestication Merger generally will recognize gain or loss equal to the difference between (i) the fair market value of the Pubco Class A Common Stock received and (ii) the U.S. Holder’s adjusted tax basis in the DTCS Ordinary Shares deemed exchanged therefor.

If the Redomestication Merger qualifies as a Reorganization, and subject to the “passive foreign investment company” (“PFIC”) rules discussed below and under “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities - II. U.S. Holders - A. Tax Effects of the Redomestication Merger to U.S. Holders - 5. PFIC Considerations”, U.S. Holders (as defined in the subsection entitled “- II. U.S. Holders”) generally will be subject to Section 367(b) of the Code in connection with the Redomestication Merger and, as a result:

●	a U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of DTCS shares entitled to vote or 10% or more of the total value of all classes of DTCS shares (a “10% U.S. Shareholder”) on the date of the Redomestication Merger generally will be required to include in income as a deemed dividend deemed paid by DTCS the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the DTCS Ordinary Shares held directly by such U.S. Holder;

●	a U.S. Holder who, on the date of the Redomestication Merger, is not a 10% U.S. Shareholder and whose DTCS Ordinary Shares have a fair market value of $50,000 or more on the date of the Redomestication Merger generally will recognize gain (but not loss) with respect to its DTCS Ordinary Shares as if such U.S. Holder exchanged its DTCS Ordinary Shares for Pubco Class A Common Stock in a taxable transaction unless such U.S. Holder elects in accordance with applicable Treasury Regulations under Section 367 of the Code to include in income as a deemed dividend deemed paid by DTCS the “all earnings and profits” amount attributable to such U.S. Holder’s DTCS Ordinary Shares; and

●	a U.S. Holder who, on the date of the Redomestication Merger, is not a 10% U.S. Shareholder and whose DTCS Ordinary Shares have a fair market value of less than $50,000 on the date of the Redomestication Merger generally will not recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Redomestication Merger.

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As discussed more fully under “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities - II. U.S. Holders - A. Tax Effects of the Redomestication Merger to U.S. Holders - 5. PFIC Considerations”, DTCS believes that it may be classified as a PFIC for U.S. federal income tax purposes for current taxable year that will end as a result of the Redomestication. If DTCS were classified as a PFIC for U.S. federal income tax purposes for its current taxable year, then notwithstanding the U.S. federal income tax consequences of the Redomestication Merger discussed in the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates), if finalized in their current form, or if gain recognition under Section 1291(f) of the Code is effective even in the absence of final Treasury Regulations, generally would require a U.S. Holder to recognize gain (but not loss) on the exchange of DTCS Ordinary Shares for Pubco Class A Common Stock pursuant to the Redomestication Merger. Any such gain would be taxable income with no corresponding receipt of cash in the Redomestication Merger. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code and such other PFIC rules may be adopted if at all, and, further, whether the IRS would take the position that Section 1291(f) of the Code is effective in the absence of final Treasury Regulations. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities - II. U.S. Holders - A. Tax Effects of the Redomestication Merger to U.S. Holders - 5. PFIC Considerations - e. QEF Election and Mark-to-Market Election” with respect to their DTCS Ordinary Shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Redomestication Merger, see “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities - II. U.S. Holders”.

Each U.S. Holder is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of DTCS Ordinary Shares for Pubco Class A Common Stock pursuant to the Redomestication Merger.

Additionally, the Redomestication Merger may cause Non-U.S. Holders (as defined in “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities - III. Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such Non-U.S. Holder’s DTCS Ordinary Shares after the Redomestication Merger.

The tax consequences of the Redomestication Merger are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Redomestication Merger, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Redomestication Merger, see “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities”.

Q.	What are the material U.S. federal income tax considerations of the Acquisition Merger?

A.	DTCS and holders of DTCS Ordinary Shares are not expected to be subject to any material U.S. federal income tax consequences as a result of the Acquisition Merger. If the Acquisition Mergers qualifies as a reorganization, then PGUS Stockholders generally are not expected to recognize taxable gain or loss as a result of the receipt of Pubco stock in exchange for PGUS stock in the Acquisition Merger. However, if the Acquisition Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the PGUS Stockholders generally are expected to recognize taxable gain or loss with respect to such exchange. For a more complete discussion of the U.S. federal income tax considerations of the Acquisition Merger, see “Material U.S. Federal Income Tax Considerations of the Acquisition Merger for Holders of PGUS Stock and PGUS”.

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Q.	Do I have redemption rights?

A.	If you are a Public Shareholder, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the record date. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other Person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of DTCS. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and DTCS’s independent directors have agreed to waive their respective redemption rights with respect to all of the Founder Shares in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the Redemption Price.

Q:	May DTCS Public Shareholders redeem their Public Shares and retain their Public Rights?

A:	Yes. DTCS Public Shareholders may elect to redeem all or a portion of their Public Shares in connection with the Business Combination and retain their Public Rights. The Public Rights will remain outstanding in accordance with their terms, including for holders who elect to redeem their Public Shares, unless otherwise provided under the governing documents for the Public Rights.

Q:	How could the ability of Public Shareholders to redeem their Public Shares while retaining their Public Rights affect non-redeeming Public Shareholders?

A:	The ability of Public Shareholders to redeem their Public Shares while retaining their Public Rights may create a divergence of interests between redeeming and non-redeeming Public Shareholders. A redeeming Public Shareholder may receive cash from the Trust Account for its redeemed Public Shares while continuing to hold Public Rights that may become exercisable for, or convert into, shares of Pubco Class A Common Stock following the Business Combination. As a result, redeeming Public Shareholders may retain the opportunity to participate in potential upside of the combined company through their Public Rights without retaining the same economic exposure to Pubco as non-redeeming Public Shareholders.

Redemptions by Public Shareholders will reduce the amount of cash available to Pubco following the Business Combination and may increase the relative ownership interest of the Sponsor and other continuing equityholders in Pubco. In addition, to the extent Public Rights held by redeeming Public Shareholders become exercisable for, or convert into, shares of Pubco Class A Common Stock after the Business Combination, the issuance of such shares would dilute the ownership interests of non-redeeming Public Shareholders. Accordingly, non-redeeming Public Shareholders may bear a greater portion of the dilutive impact of the Public Rights, including Public Rights retained by redeeming Public Shareholders, and may experience greater dilution than they would have experienced if redeeming Public Shareholders were required to forfeit their Public Rights upon redemption of their Public Shares.

Q.	How do I exercise my redemption rights?

A.	If you are a Public Shareholder and wish to exercise your right to redeem the Public Shares, you must:

(a)	(i) hold Public Shares or (ii) hold Public Shares through DTCS Units and elect to separate your DTCS Units into the underlying Public Shares and DTCS Rights prior to exercising your redemption rights with respect to the Public Shares;

(b)	submit a written request to VStock, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that DTCS redeem all or a portion of your Public Shares for cash; and

(c)	deliver your share certificates for Public Shares (if any) along with the redemption forms to VStock, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [    ], 2026 (two (2) Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

The address of VStock is listed under the question “Who can help answer my questions?” of this proxy statement/prospectus.

Public Shareholders will be entitled to request that their Public Shares be redeemed for the Redemption Price. For illustrative purposes, as of the record date, this would have amounted to approximately $[    ] per issued and outstanding Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of DTCS’s creditors, if any, which could have priority over the claims of the Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote, how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to Public Shareholders electing to redeem their Public Shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made, may be requested to be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with DTCS’s consent, until the Redemption, which will take effect at least one (1) Business Day prior to the Redomestication Merger. However, no withdrawal will be permitted unless the DTCS Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that DTCS permit the withdrawal of the request for redemption and instruct VStock, to return the share certificates (physically or electronically). The holder can make such request by contacting VStock, at the address or email address listed in this proxy statement/prospectus.

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Any corrected or changed written exercise of redemption rights must be received by VStock at least two (2) Business Days prior to the initial scheduled date of the extraordinary general meeting. No request for redemption will be honored unless the holder’s certificates for Public Shares (if any) along with the redemption forms have been delivered (either physically or electronically) to VStock, at least two (2) Business Days prior to the initial scheduled date of the extraordinary general meeting.

If a Public Shareholder properly makes a request for redemption and the certificates for Public Shares (if any) along with the redemption forms are delivered as described above, then, if the Business Combination is consummated, DTCS will redeem the Public Shares for a pro rata portion of funds deposited in the Trust Account, calculated as of two (2) Business Days prior to the consummation of the Business Combination. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank.

Q:	Will I receive Pubco Non-Redemption Warrants issued by Pubco at Closing?

A:	At the Redomestication Merger Effective Time, Pubco shall issue warrants to purchase a total of an additional 1,931,900 shares of Pubco Class A Common Stock (the “Pubco Non-Redemption Warrants”) to (x) those Public Shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their DTCS Ordinary Shares at the Redemption and (y) all other holders of DTCS Ordinary Shares as of a time immediately prior to the Redomestication Merger (including, without limitation, the Sponsor, other Insiders and holders of other DTCS Ordinary Shares that are not Public Shares) (each, an “Eligible Warrant Recipient”) at $2.00 per share, which shall be exercisable starting on the six month anniversary of the date of Closing and will expire on the date that is one year after the initial exercise date (or 18 months after the Closing, if earlier). The DTCS Ordinary Shares held by the Eligible Warrant Recipients are hereby referred to as the “Eligible Parent Ordinary Shares.” For the avoidance of doubt, no Public Shareholder that has delivered to DTCS a notice of intention to exercise its right of Redemption prior to the DTCS extraordinary general meeting shall have the right to receive Pubco Non-Redemption Warrants. The Pubco Non-Redemption Warrants shall (a) have an exercise price of $2.00 per share of Pubco Class A Common Stock, and (b) shall be exercisable starting on the six month anniversary of the Closing date and for a period of eighteen months thereafter. Upon the effectiveness of Redomestication Merger, each Eligible Warrant Recipient shall receive a number of Pubco Non-Redemption Warrants determined by the following formula:

# of Pubco Non-Redemption Warrants = (Number of Eligible Parent Ordinary Shares Owned by Eligible Warrant Recipient/Total Number of Eligible Parent Ordinary Shares) X (1,931,900)

For the avoidance of doubt, “Eligible Parent Ordinary Shares” includes the DTCS Ordinary Shares plus the DTCS Ordinary Shares contained within the DTCS Units.

If you choose not to redeem your shares, then at the Redomestication Merger, you will receive a number of Pubco Non-Redemption Warrants determined pursuant to the above calculation. If you choose to redeem your shares, you will not receive any Pubco Non-Redemption Warrants.

Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?

A.	The U.S. federal income tax consequences of exercising your redemption rights with respect to your Public Shares depend on your particular facts and circumstances. It is possible that you may be treated as selling your Public Shares and, as a result, recognize capital gain or capital loss. It is also possible that the Redemption may be treated as a distribution for U.S. federal income tax purposes. Whether a redemption of your Public Shares qualifies for sale treatment will generally depend on the total number of shares of DTCS you are treated as owning before and after the redemption (including any shares that you constructively own as a result of owning any shares that you directly or indirectly acquire pursuant to the Business Combination) relative to all of the shares of DTCS outstanding both before and after the redemption. Redeeming U.S. Holders may be subject to the PFIC rules with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its DTCS Ordinary Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its DTCS Ordinary Shares (if the redemption were treated as a corporate distribution). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities.”

All Public Shareholders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

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Q.	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.	Following the closing of the IPO (including exercise of the over-allotment option by the underwriters of the IPO), an amount equal to $[ ] ($[ ] per DTCS Unit) of the net proceeds from the IPO was placed in the Trust Account. As of the record date, funds in the Trust Account totaled $[ ] and were comprised entirely of U.S. government treasury obligations with a maturity of [185] days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds, plus the monthly Extension Expenses will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (a) the completion of a business combination (including the Closing), (b) the redemption of all of the Public Shares if DTCS is unable to complete a business combination by October 26, 2026 (or if such date is further extended at a duly called general meeting, such later date) and (c) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of DTCS’s obligation to redeem 100% of the Public Shares in connection with its initial business combination or if it does not complete a business combination by October 26, 2026 (or such later date approved at a duly called general meeting) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, subject to applicable law.

DTCS held its 2025 Annual Meeting on October 22, 2025. At the Annual Meeting, the shareholders approved the Extension Proposal, allowing DTCS to extend the Business Combination Period to October 26, 2026, by depositing $75,000 into the Trust Account for each monthly extension. In connection with the shareholders’ vote on the Extension Proposal, 5,247,491 shares, or 76.05% of the shares owned by public shareholders, were tendered for redemption, for an aggregate redemption amount of approximately $[57,318,850], at a per-share redemption price of approximately $10.82 per share. After giving effect to such redemptions, approximately $18.3 million remained in the Trust Account as of June 10, 2026; and 1,652,509 Public Shares, and 3,653,409 DTCS Ordinary Shares, remained outstanding.

On each of October 22, 2025, November 28, 2025 and January 6, 2026, DTCS deposited $75,000 into the Trust Account for monthly extensions. On March 16, 2026, DTCS deposited an additional $150,000 into the Trust Account representing monthly extension payments through March 2026. A payment in the amount of $225,000 was deposited into the Trust Account on July 10, 2026; and a payment in the amount of $75,000 was deposited into the Trust Account on July 14, 2026.

In connection with the Business Combination, the funds deposited in the Trust Account will be released to pay holders of Public Shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of Pubco following the Business Combination.

Q.	Did the DTCS Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.	The DTCS Board did not obtain a third-party valuation or fairness opinion in connection with the determination to approve the Business Combination. The DTCS Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was in the best interest of DTCS and its shareholders.

The IPO Prospectus provides that “[w]e are not required to obtain an opinion from an unaffiliated third party that the target business we select has a fair market value in excess of at least 80% of the balance of the trust account unless our board of directors cannot make such determination on its own. We are also not required to obtain an opinion from an unaffiliated third party indicating that the price we are paying is fair to our shareholders from a financial point of view unless the target is affiliated with our officers, directors, initial shareholders or their affiliates.”

The DTCS Board also determined, without seeking a valuation from a financial advisor, that PGUS’s fair market value was at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing of the Business Combination Agreement. This determination was primarily based on the DTCS diligence that confirmed the quality of PGUS’s leadership team in charge of R&D and FDA applications at PGUS, as well as DTCS’s confirmation of PGUS’s regulatory preparedness. See the section of this proxy statement/prospectus entitled “Background of the Business Combination” starting on page 129. Accordingly, investors will be relying on the judgment of the DTCS Board in valuing PGUS’s business, and assuming the risk that the DTCS Board may not have properly valued such business. See the section of this proxy statement/prospectus entitled “Risk Factors - DTCS’s Business and the Business Combination”.

Q.	What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.	Our Public Shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

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In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for Pubco Class A Common Stock may be less liquid than the market for shares of DTCS Ordinary Shares was prior to the Business Combination, and Pubco may not be able to meet the listing standards for Nasdaq or another national securities exchange.

In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into Pubco’s business will be reduced and Pubco may not be able to achieve its business plans. In addition, without additional funds from the PIPE Financing in connection with the closing of the Business Combination, it is possible that a maximum redemption scenario would result in a cash deficit, in which event the parties likely would need to find additional sources of funding for the operations of Pubco.

For information on the relative ownership levels of holders of Pubco equity securities following the Business Combination under varying redemption scenarios and the fully diluted relative ownership levels of holders of Pubco equity securities following the Business Combination under varying redemption scenarios, see “Potential Impact of Additional Dilution”.

Q:	Do any of the directors or officers of DTCS have interests that may conflict with my interests with respect to the Business Combination?

A:	Directors and officers of DTCS may have interests in the Business Combination that are different from your interests as a shareholder. The following table sets forth information regarding directors and officers of DTCS and the Sponsor’s beneficial interests in securities of DTCS as at [ ], 2026:

Shareholder(1)	Number of DTCS Ordinary Shares	Number of DTCS Units
Sam Zheng Sun (2)	0	0
Kenneth Lam (2)	0	0
Jiayi Liang	0	0
Shaoke Li	0	0
Longjiao Li	0	0
Chi Zhang	0	0
All directors and executive officers (six (6) individuals) as a group	0	0

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o DT Cloud Star Management Limited, Office 51, 10th Floor, Hudson Yards, New York, NY 10001.

(2)	The Sponsor is the record holder of the Founder Shares reported herein. It is controlled 80% by Mr. Jin Xin, and 20% by Mr. Guojian Chen (a non-U.S. person) through his 100% ownership of Infinity-Star Holdings Limited, which is the record owner of 20% of the Sponsor’s outstanding shares. Mr. Chen is the sole director of the Sponsor. By virtue of these relationships, each of Mr. Xin and Mr. Chen may be deemed to share beneficial ownership of the securities held of record by our Sponsor.

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As a result of the interests of the Initial Shareholders in securities of DTCS, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to shareholders of DTCS, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of DTCS.

The exercise of discretion of directors’ and officers’ of DTCS in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in best interests of the shareholders of DTCS.

Our Sponsor will lose its entire investment in us if we do not complete a business combination by October 26, 2026 (or if such date is extended at a duly called meeting of the DTCS shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten (10) Business Days thereafter, we are required to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 1,725,000 Founder Shares purchased by our Sponsor for approximately $25,000, including 200,000 Founder Shares to be transferred to one unaffiliated third-party DTCS shareholder, pursuant to a non-redemption agreement dated October 21, 2025, would be worthless because following the redemption of the Public Shares, we would likely have few, if any, net assets and because the Sponsor and the independent directors of DTCS have agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period.

In addition, if we do not complete a business combination by October 26, 2026 (or if such date is extended at a duly called meeting of the DTCS shareholders, such later date), the Sponsor also would lose its rights to receive (a) Non-Redemption Warrants, (b) a convertible promissory note issued to the Sponsor on October 23, 2025 for the payment of Extension Expenses, (c) repayments of additional amounts loaned to DTCS after October 23, 2025 for monthly Trust Account deposits, (d) the Sponsor Closing Payment, (e) the Sponsor Closing Note and (f) the possible reimbursement from PGUS of unreimbursed administrative services fees. See “Certain Interests of DTCS’s Directors and Officers and Others in the Business Combination” for additional information.

Q.	Do any of the directors, officers, affiliates or advisors of PGUS have interests that may conflict with my interests with respect to the Business Combination?

Yes. In considering the recommendation of the Business Combination, Public Shareholders should be aware that certain directors, executive officers, affiliates and advisors of PGUS have interests in the Business Combination that are different from, or in addition to, those of Public Shareholders. These interests include, among others:

●	the right of PGUS to designate six of the seven directors of Pubco following the Closing, including the appointment of Daniel Chiu as a director and as the expected Chief Executive Officer of Pubco;
●	the expectation that certain current directors and executive officers of PGUS will continue to serve as directors and executive officers of Pubco and receive compensation in those capacities, including pursuant to employment arrangements that are expected to be entered into following the Closing;
●	the expectation that certain current directors of PGUS will be eligible to receive compensation under Pubco’s non-employee director compensation program following the Closing;
●	the acceleration of vesting of certain warrants held by Daniel Chiu, the Co-CEO and chairman of PGUS, and Wai Sun Szeto, the Co-CEO and director of PGUS, upon consummation of the Business Combination;
●	the potential repayment upon Closing of certain promissory notes held by or affiliated with Dora E. Chan, the chief financial officer and a director of PGUS, and Rita YuKa Wong, the spouse of Daniel Chiu;
●	continuing indemnification rights for PGUS’s current directors and officers; and
●	registration rights that will be granted to certain stockholders of PGUS following the Closing.

For additional information, see “The Business Combination Proposal — Interests of the PGUS Directors and Executive Officers.”

Q.	What fees are payable in connection with the Business Combination?

A.	Pursuant to that certain Underwriting Agreement between DTCS and A.G.P., as representative of the several underwriters, dated July 24, 2024, DTCS agreed to pay to A.G.P. $690,000, the Deferred Underwriting Commission, upon the consummation of an initial business combination. In addition, PGUS has engaged A.G.P. to act as its financial advisor and placement agent with respect to the Business Combination. Solely in connection with the Business Combination, DTCS and A.G.P. have agreed that upon consummation of the Business Combination, DTCS will pay to A.G.P. the Deferred Underwriting Commission. A.G.P. has not provided any report or opinion to DTCS in connection with the Business Combination and has no further engagement with DTCS. For the Business Combination, A.G.P. is solely engaged by PGUS.

On February 12, 2025, PGUS and A.G.P. executed an M&A Advisory Agreement whereby A.G.P. was engaged as PGUS’s exclusive financial advisor with respect to any proposed business combination with a special purpose acquisition company listed on Nasdaq or the New York Stock Exchange (“M&A Advisory Agreement”) and acknowledged that A.G.P. may have an ongoing relationship with a potential public company. Upon the closing of the Business Combination, A.G.P. is entitled to receive from PGUS (i) one percent (1%) of the Transaction Value as defined in the M&A Advisory Agreement, less previous cash payments of both $50,000 upon engagement by PGUS and $150,000 upon execution of the Business Combination Agreement, which may be comprised of (a) cash, (b) equity or debt securities or other equity interests, (c) the face amount of any of PGUS indebtedness for borrowed money that is assumed or repaid by PGUS or its counterpart in connection with the Business Combination at Closing, and (d) any other consideration paid, transferred, or otherwise assumed to consummate the transaction, including but not limited to the value of any assets or intellectual property left in PGUS, as well as the value of the exchange vehicle; and (ii) two percent (2%) of the Transaction Value (as defined in the M&A Advisory Agreement) in the form of shares of Pubco Class A Common Stock that will be subject to a six (6) month lock-up.

Q.	What conditions must be satisfied to complete the Business Combination?

A.	The consummation of the Business Combination is conditioned upon the satisfaction or waiver of certain customary closing conditions by each of the parties, including among other things: (i) the approval of each Condition Precedent Proposal will have been obtained; (ii) no governmental authority will have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the transactions or agreements contemplated by the Business Combination Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Business Combination Agreement; (iii) the registration statement of which this proxy statement/prospectus forms a part will have been declared effective under the Securities Act by the SEC and will remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the registration statement of which this proxy statement/prospectus forms a part will have been issued and be in effect with respect to the registration statement of which this proxy statement/prospectus forms a part and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn; (iv) the shares of Pubco Class A Common Stock to be issued in connection with the Business Combination will be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the Pubco Class A Common Stock (provided that such condition will not apply to the extent the shares of Pubco Class A Common Stock have not been conditionally approved for listing due to a failure to meet any “market value of publicly held securities” or similarly titled requirement as a result of PGUS not permitting a sufficient number of shares of Pubco Class A Common Stock to be issued to non-affiliates pursuant to the Business Combination Agreement to be excluded from lock-up or other contractual restriction); and (v) as of the Closing, the members of the Pubco Board shall have been elected or appointed consistent with the requirements of the Business Combination Agreement. We cannot assure you as to whether these conditions will be satisfied or waived. For more information about conditions to the consummation of the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal - Business Combination Agreement”.

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Q.	When do you expect the Business Combination to be completed?

A.	DTCS initially had 15 months (the “Business Combination Period”) to complete a business combination after its IPO. DTCS held its 2025 Annual Meeting on October 22, 2025. At the Annual Meeting, the shareholders approved the Extension Proposal, allowing DTCS to extend the Business Combination Period to October 26, 2026, by depositing $75,000 into the Trust Account for each monthly extension, with each such extension payment due on the 26th day of each month. In connection with the shareholders’ vote on the Extension Proposal, 5,247,491 shares, or 76.05% of the shares owned by public shareholders, were tendered for redemption, for an aggregate redemption amount of approximately $57,318,850, at a per-share redemption price of approximately $10.82 per share. After giving effect to such redemptions, approximately $18.3 million remained in the Trust Account as of June 10, 2026; and 1,652,509 Public Shares, and 3,653,409 DTCS Ordinary Shares, remained outstanding. It is currently expected that the Business Combination will be consummated in in the third quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to DTCS shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by DTCS’s shareholders at the extraordinary general meeting and DTCS elects to adjourn the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if DTCS determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Redomestication Merger or any other Transaction. For a description of the conditions for the completion of the Business Combination, see “The Business Combination Proposal - Business Combination Agreement” of this proxy statement/prospectus.

Q.	What happens if the Business Combination is not consummated?

A.	DTCS will not complete the Redomestication Merger to the State of Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement (or by their nature are to be satisfied at Closing). If DTCS is not able to complete the Business Combination with PGUS by October 26, 2026 (or if such date is further extended at a duly called general meeting, such later date) and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, DTCS will, as promptly as reasonably possible but not more than ten (10) Business Days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q.	Do I have appraisal rights in connection with the Business Combination?

A.	Neither DTCS’s shareholders nor DTCS’s warrant holders have appraisal rights in connection with the Business Combination or the Redomestication Merger under Cayman Islands law or under the DGCL.

Q.	What do I need to do now?

A.	DTCS urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. DTCS’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.	How do I vote?

A.	If you are a holder of record of DTCS Ordinary Shares on the record date for the extraordinary general meeting, you may vote in person (including virtually) at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name”, which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q.	If my shares are held in “street name”, will my broker, bank or nominee automatically vote my shares for me?

A.	No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name”. If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your broker, bank or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote”. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

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Q.	When and where will the extraordinary general meeting be held?

A.	The extraordinary general meeting will be held at [ ], Eastern Time, on [ ], 2026 at the offices of [ ] located at [ ], and virtually via live webcast at [ ].

Q.	Who is entitled to vote at the extraordinary general meeting?

A.	DTCS has fixed [ ], 2026 as the record date for the extraordinary general meeting. If you were a shareholder of DTCS at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person (including virtually) or is represented by proxy at the extraordinary general meeting.

Q.	How many votes do I have?

A.	DTCS shareholders are entitled to one vote at the extraordinary general meeting for each DTCS Ordinary Share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were 3,419,314 DTCS Ordinary Shares issued and outstanding, of which 1,602,509 were issued and outstanding Public Shares.

Q.	What constitutes a quorum?

A.	A quorum of DTCS shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a simple majority of the issued and outstanding DTCS Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, [*] DTCS Ordinary Shares would be required to achieve a quorum.

Q.	What vote is required to approve each proposal at the extraordinary general meeting?

A.	Business Combination Proposal - The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. DTCS would not need the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor of the Business Combination in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of DTCS’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

Redomestication Proposal - The approval of the Redomestication Merger Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. In connection with DTCS’s IPO, DTCS entered into agreements with its officers and directors, and the Sponsor, pursuant to which each agreed to vote their DTCS Ordinary Shares in favor of Proposal 1 (The Business Combination Proposal). Such officers and directors and the Sponsor have agreed to vote their DTCS Ordinary Shares, as well as any DTCS Ordinary Shares they may purchase prior to the Extraordinary Meeting, in favor of the proposals. As a result, DTCS would not require any additional votes in favor of such proposals in order to have the Redomestication Merger Proposal approved.

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Stock Issuance Proposals - The approval of each of the Stock Issuance Proposals requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. DTCS would not need the Public Shares not held by affiliates, to be voted in favor of the Stock Issuance Proposals in order to approve the Stock Issuance Proposals (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor of the Stock Issuance Proposals in order to approve the Stock Issuance Proposals.

Organizational Documents Proposal - The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the DTCS Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. If only the minimum number of shares representing a quorum are voted, DTCS would not need Public Shares not held by affiliates, to be voted in favor in order to approve the Organizational Documents Proposal.

Advisory Organizational Documents Proposals - The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the DTCS Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. If only the minimum number of shares representing a quorum are voted, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve each of the Advisory Organizational Documents Proposals.

Incentive Plan Proposal - The approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Incentive Plan Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor in order to approve the Incentive Plan Proposal.

Director Election Proposal - The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Director Election Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor in order to approve the Director Election Proposal.

Adjournment Proposal - The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Adjournment Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor in order to approve the Adjournment Proposal.

The Sponsor and the DTCS independent directors have each agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the record date, the Sponsor and the DTCS independent directors owned in aggregate approximately [*]% of the issued and outstanding DTCS Ordinary Shares. See the section of this proxy statement/prospectus entitled “Questions and Answers for Shareholders of DTCS - How does the Sponsor intend to vote their DTCS Ordinary Shares?”.

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The Business Combination was not structured to require the approval of at least a majority of DTCS’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

Q.	What are the recommendations of the DTCS Board?

A.	The DTCS Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of DTCS’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Redomestication Merger Proposal, “FOR” the approval of each of the Stock Issuance Proposals, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

The DTCS Board, after careful consideration, determined that the Business Combination is in the best interests of DTCS and its shareholders, and approved, among other things, the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby. See the subsection entitled “Extraordinary General Meeting of DTCS - Recommendation of the DTCS Board” for more information.

The DTCS Board believes that the approval of each of the Business Combination Proposal, the Redomestication Merger Proposal, each of the Stock Issuance Proposals, the Organizational Documents Proposal, the Organizational Documents Proposal, each of the separate Advisory Organizational Documents Proposals, the Incentive Plan Proposal, the approval of the Director Election Proposal and the Adjournment Proposal (if put to a vote) is in the best interests of DTCS and its shareholders and recommends that DTCS Shareholders vote “FOR” each proposal being submitted to a vote of the DTCS Shareholders at the extraordinary general meeting.

For a description of the DTCS Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the DTCS Board, see the subsection entitled “The Business Combination Proposal - The DTCS Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the DTCS Board in favor of approval of these proposals, you should keep in mind that the Sponsor and DTCS’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated DTCS shareholders. Please see the subsection entitled “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination”.

Q.	How does the Sponsor intend to vote their DTCS Ordinary Shares?

A.	The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the record date, the Sponsor owned [ ] Founder Shares, representing approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor of the Business Combination in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of DTCS’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. Except for the compensation received by the Sponsor and its affiliates as detailed in “Summary of the Proxy Statement/Prospectus — Compensation Received by the Sponsor”, there is no additional consideration to be received by the Sponsor who plans to vote in favor of each of the proposal. However, the DTCS Public Shareholders should consider that the Sponsor may have interests that are different from, or in addition to, those of other DTCS Public Shareholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidation. See the section entitled “The Business Combination Proposal — Interests of Certain DTCS Persons in the Business Combination” of this proxy statement/prospectus for a detailed discussion of the special interests that the Sponsor may have in the Business Combination.

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Q.	Do the Sponsor and DTCS’s directors and officers have interests in the Business Combination that differ from or are in addition to the interests of DTCS’s shareholders generally?

A.	Yes. The Sponsor and DTCS’s officers and directors have interests in the Business Combination that are different from, or in addition to, the interests of DTCS’s shareholders generally. The DTCS Board was aware of and considered these interests, among other matters, in approving the Business Combination Agreement and the Business Combination, and in determining to recommend that DTCS’s shareholders vote in favor of the Business Combination Agreement and the Business Combination. See the section of this proxy statement/prospectus entitled “Information about DTCS - Conflicts of Interest” and “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination” for more information.

Q.	Who is the Sponsor?

A.	DT Cloud Star Management Limited, a Cayman Islands limited liability company, which we refer to in this proxy statement/prospectus as the “Sponsor”, was formed prior to the IPO for the purpose of acting as the sponsor of DTCS. Other than its investment in DTCS and its work on behalf of DTCS, the Sponsor is not engaged in any business. The Sponsor made an initial investment of $25,000 on February 17, 2021, to cover certain pre-IPO expenses, in exchange for the issuance of 1,725,000 Founder Shares, or approximately $0.014 per share, which included an aggregate of up to 750,000 Founder Shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full.

For information about conflicts of interest with respect to the Sponsor, see “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About DTCS - Executive and Director Compensation”. For information about the securities owned by the Sponsor, including transfer restrictions and required forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Person Transactions”.

Q.	What happens if I sell my DTCS Ordinary Shares before the extraordinary general meeting?

A.	The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting but the transferee, and not you, will have the ability to redeem such shares, so long as such transferee takes the required steps to elect to redeem such shares at least two (2) Business Days prior to the scheduled date of the extraordinary general meeting.

Q.	How can I vote my shares without attending the extraordinary general meeting?

A.	If you are a shareholder of record of our DTCS Ordinary Shares as of the close of business on the record date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the extraordinary general meeting. Please note that if you are a beneficial owner of DTCS Ordinary Shares, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.	May I change my vote after I have mailed my signed proxy card?

A.	Yes. Shareholders may send a later-dated, signed proxy card to DTCS’s Chief Executive Officer at DTCS’s address set forth below so that it is received by DTCS’s Chief Executive Officer prior to the vote at the extraordinary general meeting (which is scheduled to take place on [ ], 2026) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to DTCS’s Chief Executive Officer, which must be received by DTCS’s Chief Executive Officer prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

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Q.	What happens if I fail to take any action with respect to the extraordinary general meeting?

A.	If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder of Pubco. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder of DTCS. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, so long as you take the required steps to elect to redeem your shares at least two (2) Business Days prior to the initially scheduled date of the extraordinary general meeting pursuant to the procedures described in this proxy statement/prospectus.

Q.	What happens if I vote against the Business Combination Proposal?

A.	If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the requisite shareholder approval described in this proxy statement/prospectus, then the Business Combination Proposal will be approved and, assuming the approval of the other Condition Precedent Proposals and the satisfaction or waiver of the other conditions to the closing of the Business Combination, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the requisite vote at the extraordinary general meeting, then the Business Combination Proposal will fail, and we will not consummate the Business Combination. If we do not consummate the Business Combination Proposal, we may continue to try to complete a business combination with a different target business until October 26, 2026 (or if such date is further extended at a duly called general meeting, such later date). If we fail to complete an initial business combination by October 26, 2026 (or if such date is further extended at a duly called general meeting, such later date), then we will be required to dissolve and liquidate the Trust Account by returning then-remaining funds in the Trust Account to the Public Shareholders.

Q.	What should I do with my share certificates or unit certificates?

A.	Public Shareholders must complete the procedures for electing to redeem their Public Shares, including the delivery of their Public Shares, in the manner described above prior to 5:00 p.m., Eastern Time, on [ ], 2026 (two (2) Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.

Upon the Redomestication Merger, holders of DTCS Units, DTCS Ordinary Shares and DTCS Rights without needing to take any action and, accordingly, such holders should not submit any certificates relating to their DTCS Units, DTCS Ordinary Shares and DTCS Rights (unless such holder elects to redeem the Public Shares in accordance with the procedures set forth above).

Q.	What should I do if I receive more than one set of voting materials?

A.	Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your DTCS Ordinary Shares.

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Q.	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.	DTCS will pay the cost of soliciting proxies for the extraordinary general meeting. DTCS has engaged [ ] to assist in the solicitation of proxies for the extraordinary general meeting. DTCS has agreed to pay [ ] a fee of $[ ], plus disbursements. DTCS will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of DTCS Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of DTCS Ordinary Shares and in obtaining voting instructions from those owners. DTCS’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.	Where can I find the voting results of the extraordinary general meeting?

A.	The preliminary voting results are expected to be announced at the extraordinary general meeting. DTCS will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four (4) Business Days after the extraordinary general meeting.

Q.	Who can help answer my questions?

A.	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

[Insert name]

[insert address]

Tel: [    ] (toll-free) or

[    ] (banks and brokers can call collect)

Email: [    ]

You also may obtain additional information about DTCS from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information”. If you are a Public Shareholder and you intend to seek redemption, you will need to deliver the certificates for your Public Shares (if any) along with the redemption forms (either physically or electronically) to VStock, at the address below prior to the extraordinary general meeting. Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [    ], 2026 (two (2) Business Days prior to the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed. If you have questions regarding the certification of your position or delivery of your share certificates (if any) along with the redemption forms, please contact:

VStock Transfer LLC

18 Lafayette Place, Woodmere

New York, NY 11598

Attention: [    ]

Email: [    ]

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SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but does not contain all of the information that may be important to you. To better understand the proposals to be considered at the extraordinary general meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the Annexes and the other documents referred to herein) carefully, including the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 50. See also the section of this proxy statement/prospectus entitled “Where You Can Find More Information”.

Parties to the Business Combination

DTCS

DT Cloud Star Acquisition Corporation is a special purpose acquisition company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

On July 26, 2024, DT Cloud Star Acquisition Corporation (“DTCS”) consummated its initial public offering of 6,900,000 DTCS Units, including the issuance of 900,000 DTCS Units as a result of the underwriters’ partial exercise of their over-allotment option. Each DTCS Unit was sold at a price of $10.00 per DTCS Unit, generating gross proceeds of $60,000,000. Each DTCS Unit consists of one DTCS Ordinary Share and one DTCS Right, with each DTCS Right entitling the holder thereof to receive one-ninth (1/9) of one DTCS Ordinary Share upon the consummation of an initial business combination.

DTCS’s prospectus for its IPO and the Cayman Constitutional Documents currently provide that it has until October 26, 2026 to complete an initial business combination (such date, as it may be extended, is sometimes referred to herein as the “Completion Window”). As of [*], 2026, DTCS had an aggregate of 3,419,314 DTCS Ordinary Shares issued and outstanding.

DTCS’s securities are traded on Nasdaq under the ticker symbols “DTSQU”, “DTSQ” and “DTSQR”. DTCS’s principal executive offices are located at Office 51, 10th Floor, Hudson Yards, New York, NY 10001, and its telephone number is (718) 865-2000.

PGUS

PGUS is a development-stage biotechnology company focused on regenerative medicine therapies utilizing allogeneic mesenchymal stem cells (“MSCs”) and MSC-derived products. PGUS’s core technology platform, StemXcell, is a proprietary MSC pre-activation process designed to enhance the immunomodulatory and anti-inflammatory properties of human umbilical cord-derived MSCs (“hUC-MSCs”).

PGUS’s principal executive office is located at 2917 Daimler Street, Santa Ana, CA 92705 and its phone number is 888-338-9596.

Purchaser

Purchaser is a wholly owned subsidiary of DTCS and was formed solely for the purpose of effectuating the Business Combination. Purchaser was incorporated on January 29, 2026 under the laws of Delaware as a corporation. Purchaser owns no material assets and does not operate any business.

The mailing address of Purchaser’s principal executive office is Office 51, 10th Floor, Hudson Yards, New York, NY 10001. After the consummation of the Business Combination, its principal executive offices will be that of PGUS.

Merger Sub

Merger Sub is a wholly owned subsidiary of DTCS and was formed solely for the purpose of effectuating the Business Combination. Merger Sub was incorporated on January 29, 2026 under the laws of Delaware as a corporation. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive office is Office 51, 10th Floor, Hudson Yards, New York, NY 10001.

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The Proposals to be Submitted at the Extraordinary General Meeting

The Business Combination Proposal

As discussed in this proxy statement/prospectus, DTCS is asking its shareholders to approve by ordinary resolution and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby. The Business Combination Agreement provides for, among other things, following the Redemption and the Redomestication Merger of DTCS to Delaware, as described below, Merger Sub merging with and into PGUS, with PGUS surviving as a wholly-owned subsidiary of DTCS, resulting in a combined company whereby Pubco will become the sole stockholder of PGUS, and substantially all of the assets and the business of the combined company will be held by PGUS, as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section of this proxy statement/prospectus entitled “The Business Combination Proposal - The DTCS Board’s Reasons for the Approval of the Business Combination”, the DTCS Board concluded that the Business Combination met the majority of the evaluation criteria for an initial business combination disclosed in the prospectus for the IPO.

Organizational Structure

In connection with the completion of the Business Combination, DTCS will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and DTCS’s governing documents. DTCS will complete the Redemption of properly tendered Public Shares at least [one (1)] day prior to the Redomestication Merger.

Prior to and as a condition of the Closing, pursuant to the Redomestication Merger, DTCS will change its jurisdiction of incorporation by migrating to and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL, as amended, and the Companies Act. For more information, see the section of this proxy statement/prospectus entitled “The Redomestication Merger Proposal”.

The following diagrams illustrate in simplified terms the current structure of DTCS and PGUS and the expected structure of Pubco immediately following the Closing.

Simplified Pre-Combination Structure

PGUS Stockholders
DT Cloud Star Management Limited (“Sponsor”)
Public Shareholders
PGUS
DTCS
Merger Sub

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New PGUS

PGUS Stockholders
DT Cloud Star Management Limited (“Sponsor”)
Public Shareholders
PIPE Investors
New PGUS
PGUS

Business Combination Agreement Consideration

Pursuant to the Business Combination Agreement, as consideration, DTCS shall issue and deliver to PGUS Stockholders an aggregate number of shares of Pubco Class A Common Stock with an aggregate value equal to (a) One Billion Four Hundred Eighty Nine Million Eight Hundred Thousand U.S. Dollars ($1,489,800,000) less (b)(i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the PGUS Warrants multiplied by (ii) the Redemption Price less the applicable exercise price of such PGUS Warrant and less (c)(i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the PGUS Options multiplied by (ii) the Redemption Price less the applicable exercise price of such PGUS Option (the “Purchase Price”), with each share of Pubco Class A Common Stock valued at the Redemption Price, and with each PGUS Stockholder receiving its Pro Rata Share of the “Merger Consideration” which such number of shares shall be determined by dividing the Purchase Price by the Redemption Price, and further adjusted pursuant to Section 3.2(b) of the Business Combination Agreement. Based on a Redemption Price of $11.05, and after giving effect to the adjustments in clauses (b) and (c) above, an aggregate of 105,649,826 shares of Pubco Common Stock will be paid to the PGUS stockholders as Merger Consideration at the Closing, comprised of 19,665,223 shares of Pubco Class A Common Stock and 85,984,603 shares of Pubco Class B Common Stock. The final number of shares of Pubco Common Stock to be issued as Merger Consideration will be confirmed once the final Redemption Price has been determined.

Closing Conditions

The consummation of the Business Combination Agreement is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

For further details, see “The Business Combination Proposal - Business Combination Agreement - Closing Conditions”.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see “The Business Combination Proposal - Related Agreements”.

PIPE Subscription Agreements

As of the date of this proxy statement/prospectus, no PIPE Financings have been consummated.

Registration Rights Agreement

At the Closing, Pubco and the Sponsor will enter into the Registration Rights Agreement, providing for registration rights substantially similar to the registration rights granted to Sponsor in connection with the DTCS’s IPO, with the PGUS Stockholders identified in the Business Combination Agreement in the event that their Pro Rata Share of the Merger Consideration is not registered pursuant to the Registration Statement. The Registration Rights Agreement will also cover all of the shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor. The number of shares of Pubco Class A Common Stock covered by the Registration Rights Agreement will be at least [*], which amount is comprised of (i) [*] shares of Pubco Class A Common Stock (including shares converted from Pubco Class B Common Stock) held by certain principals and other stockholders of PGUS and (ii) 1,931,900 shares of Pubco Class A Common Stock held by the Sponsor. In addition, depending on the number of Non-Redemption Warrants that will be issued to the Sponsor, an additional number of shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor will be covered by the Registration Rights Agreement (this number will be determined at the time of the Extraordinary General Meeting and will be a maximum of 1,931,900, which assumes 100% redemptions). All shares of Pubco Class A Common Stock that will be covered by the Registration Rights Agreement also will be subject to the Lock-up Agreements.

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Company Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, each PGUS Stockholder who (i) is a director or Key Management Member (as defined in the Business Combination Agreement) or (ii) owns ten percent (10%) or more of the issued and outstanding shares of PGUS (each a “Significant Company Holder”) execute and deliver to DTCS a Company Support Agreement, pursuant to which each such Significant Company Holder agrees to, among other things, support and vote in favor of the Business Combination Agreement, and the transactions contemplated therein (including the Mergers). As of June 15, 2026, the PGUS Stockholders who are party to the Company Support Agreement collectively held approximately 92.58% of the outstanding capital stock of PGUS (consisting of PGUS Class A Common Stock and PGUS Class B Common Stock) and represented approximately 99.11% of the total voting power of PGUS. Following the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, such stockholders are expected to execute a written consent approving the Business Combination Agreement and the transactions contemplated thereby.

Insider Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor and any director of DTCS who holds DTCS Ordinary Shares enter into the Insider Support Agreement pursuant to which each Insider has agreed (i) not to transfer or redeem any DTCS Ordinary Shares held by it in accordance with the Insider Letter Agreements and (ii) to vote in favor of the Business Combination Agreement and the Mergers at the DTCS Extraordinary General Meeting in accordance with the Insider Letter Agreements.

Lock-Up Agreement

At the Closing, the Sponsor, PGUS Stockholders, and each director and officer of PGUS who holds Company Common Stock, shall deliver duly executed lock-up agreements (the “Lock-up Agreements”).

The form of Lock-up Agreement provides that, beginning at the Closing, the holder may not sell, transfer, pledge, hedge, short sell, or otherwise dispose of any of its Pubco Common Stock, nor enter into any arrangement that transfers the economic risk or benefit of owning such Pubco Common Stock, nor publicly announce any intention to do so. To enforce these restrictions, Pubco may place a stop order on the restricted shares and instruct its transfer agent not to process any attempted transfers during the restricted period.

The restricted period begins at the Closing and ends on the earlier of (i) 180 days after the Closing Date, or (ii) the date after Closing on which Pubco completes a liquidation, merger, share exchange, or similar transaction that allows all shareholders to exchange their shares for cash, securities, or other property.

The shares will be released from these restrictions earlier if any of the following occur (a) Pubco’s stock trades at or above $12.00 per share (as adjusted for stock splits and similar changes) for at least 20 trading days within any 30-trading-day period beginning no earlier than 90 days after the Closing Date; (b) Pubco undergoes a change in control, including a sale of substantially all assets, a transaction resulting in a new party acquiring majority voting power, or a merger or similar transaction after which the pre-transaction shareholders can no longer elect a majority of the board; or (c) Pubco completes, after Closing, a liquidation, merger, share exchange, or similar transaction that allows all shareholders to exchange their shares for cash, securities, or other property.

A&R Certificate of Incorporation

In connection with the Business Combination, PGUS will amend and restate its certificate of incorporation by adopting the A&R Certificate of Incorporation. The A&R Certificate of Incorporation will, among other things, permit the issuance and ownership of the shares of Pubco as contemplated to be issued and owned by Pubco upon consummation of the Business Combination.

The Business Combination Agreement may be terminated by either party if the Business Combination is not consummated on or before October 26, 2026 (the “Outside Date”); provided, that DTCS and PGUS may mutually agree to extend the Outside Date by an additional three months to January 26, 2027 if, prior to the Outside Date, DTCS shall have obtained the necessary shareholder approval to consummate the Business Combination after the Outside Date.

If the Business Combination or another business combination is not consummated by October 26, 2026, DTCS will cease all operations except for the purpose of winding up, redeeming 100% of outstanding Public Shares for cash and, subject to the approval of DTCS’s remaining shareholders and DTCS’s Board, liquidating and dissolving. However, the Company may extend its deadline to consummate a business combination beyond October 26, 2026 at a duly called meeting of the DTCS shareholders. The DTCS Memorandum and Articles do not contain any limitations on the number or duration of any such extensions. All DTCS shareholders will vote on whether to approve any such extension, and holders of Public Shares security holders will have redemption rights with respect to any an extension.

The Redomestication Merger Proposal

As a condition to closing of the Business Combination pursuant to the terms of the Business Combination Agreement, DTCS must complete the Redomestication Merger. The Redomestication Merger Proposal, if approved by the holders of DTCS Ordinary Shares, will authorize a change of DTCS’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while DTCS is currently governed by the Companies Act, upon the Redomestication Merger, Pubco will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as between the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, DTCS encourages shareholders to carefully review the information in the section of this proxy statement/prospectus entitled “The Redomestication Merger Proposal - Comparison of Shareholder Rights under Applicable Corporate Law Before and After Redomestication Merger”.

The DTCS Board has unanimously approved the Redomestication Merger Proposal. For additional information, see the section entitled “The Redomestication Merger Proposal” of this proxy statement/prospectus.

The Acquisition Merger Proposal

Following the Redomestication Merger, Merger Sub will merge with and into PGUS (the “Acquisition Merger”), with PGUS surviving as a wholly owned subsidiary of Pubco, resulting in a combined company whereby Pubco will be the sole stockholder of PGUS, and substantially all of the assets and the business of the combined company will be held and operated by PGUS.

The DTCS Board has unanimously approved the Acquisition Merger Proposal. For additional information, see the section entitled “The Business Combination Proposal” of this proxy statement/prospectus.

The Stock Issuance Proposals

DTCS will ask its shareholders to approve, by ordinary resolution, the Stock Issuance Proposals for purposes of complying with Nasdaq Listing Rules, including 5635(a), (b) and (d).

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Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required prior to the issuance of securities in certain circumstances, including if the number of securities to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance.

The aggregate number of shares of Pubco that Pubco will issue in connection with the Business Combination will exceed 20% of both the voting power and the shares of Pubco outstanding before such issuance and may result in a change of control of the registrant. Approval of each of the Stock Issuance Proposals is a condition to the consummation of the Business Combination.

For additional information, see the section of this proxy statement/prospectus entitled “The Stock Issuance Proposals”.

The Organizational Documents Proposal

DTCS will ask its shareholders to approve, by special resolution, the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents, under the DGCL. The DTCS Board has unanimously approved the Organizational Documents Proposal. Approval of the Organizational Documents Proposal is a condition to the consummation of the Business Combination.

For additional information, see the section of this proxy statement/prospectus entitled “The Organizational Documents Proposal”.

The Advisory Organizational Documents Proposals

DTCS will ask its shareholders to approve by ordinary resolution on a non-binding advisory basis three (3) separate Advisory Organizational Documents Proposals in connection with the replacement of the Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents, under the DGCL. The DTCS Board has unanimously approved the Advisory Organizational Documents Proposals. Approval of the Advisory Organizational Documents Proposals is not a condition to the consummation of the Business Combination.

A brief summary of each of the Advisory Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

Proposal No. 5 - The Advisory Organizational Documents Proposals - To consider and vote upon the following three (3) separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory non-binding basis by ordinary resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

Advisory Organizational Documents Proposal 5A - Under the Proposed Organizational Documents, Pubco would be authorized to issue (A) [  ] shares of Pubco Class A Common Stock, (B) [  ] shares of Pubco Class B Common Stock and (C) [ ] shares of Pubco Preferred Stock.

Advisory Organizational Documents Proposal 5B - The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

Advisory Organizational Documents Proposal 5C - The Proposed Certificate of Incorporation would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of Pubco to amend, alter, repeal or rescind certain provisions of the Proposed Certificate of Incorporation.

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The Incentive Plan Proposal

DTCS is proposing that its shareholders approve by ordinary resolution the New Equity Incentive Plan, which will become effective upon the Closing and will be used by Pubco on a going-forward basis following the Closing.

For additional information, see the section of this proxy statement/prospectus entitled “The Incentive Plan Proposal”.

The Director Election Proposal

DTCS is proposing that its shareholders approve by ordinary resolution, effective upon the Closing of the Business Combination, the election of seven (7) directors to serve until the date of the first annual stockholder meeting to be held following the date of Closing, or and until any such director’s successor is duly elected and qualified, subject to such director’s earlier death, disqualification, resignation or removal.

For additional information, see the section of this proxy statement/prospectus entitled “The Director Election Proposal”.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize DTCS to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved), the DTCS Board may submit a proposal to the shareholders to approve by way of an ordinary resolution the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if DTCS determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Redomestication Merger or any other Transaction.

For additional information, see the section of this proxy statement/prospectus entitled “The Adjournment Proposal”.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on [  ], 2026 at [  ]., Eastern Time, at the offices of [  ] at [  ], and virtually via live webcast at [  ]. Shareholders may attend and vote in person or by visiting [  ] and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the extraordinary general meeting is to consider and vote on the Business Combination Proposal, the Redomestication Merger Proposal, the Stock Issuance Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal.

Registering for the Extraordinary General Meeting

Any shareholder wishing to attend the extraordinary general meeting virtually should register for the extraordinary general meeting by [  ], 2026 at 11:59 p.m., Eastern Time. To register for the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of DTCS Ordinary Shares:

●	If your shares are registered in your name with VStock and you wish to attend the extraordinary general meeting virtually, go to [ ], enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend virtually.

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●	Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to [ ]. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online extraordinary general meeting. After contacting VStock, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting online. Beneficial shareholders should contact VStock at least five (5) Business Days prior to the extraordinary general meeting date in order to ensure access.

Voting Power; Record Date

DTCS’s shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned DTCS Ordinary Shares at the close of business on [  ], 2026, which is the record date for the extraordinary general meeting. Shareholders will have one vote for each DTCS Ordinary Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. At the close of business on the record date, there were 3,419,314 DTCS Ordinary Shares outstanding with 1,931,900 DTCS Ordinary Shares held by the Sponsor.

Quorum and Vote of DTCS Shareholders

A quorum of DTCS shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a simple majority of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

As of the record date for the extraordinary general meeting, [*] DTCS Ordinary Shares would be required to achieve a quorum.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares.

The proposals presented at the extraordinary general meeting require the following votes:

●	Business Combination Proposal - The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. DTCS would not need the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted). The Business Combination was not structured to require the approval of at least a majority of DTCS’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

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●	Redomestication Proposal - The approval of the Redomestication Merger Proposal and the completion of the Redomestication Merger is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Redomestication Merger Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established. In connection with DTCS’s IPO, DTCS entered into agreements with its officers and directors, and the Sponsor, pursuant to which each agreed to vote their DTCS Ordinary Shares in favor of Proposal 1 (The Business Combination Proposal). Such officers and directors and the Sponsor have agreed to vote their DTCS Ordinary Shares, as well as any DTCS Ordinary Shares they may purchase prior to the Extraordinary Meeting, in favor of the proposals. As a result, DTCS would not require any additional votes in favor of such proposals in order to have the Redomestication Merger Proposal approved.

●	Stock Issuance Proposals - The approval of each of the Stock Issuance Proposals requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. DTCS would not need the Public Shares not held by affiliates, to be voted in favor of the Stock Issuance Proposals in order to approve the Stock Issuance Proposals (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor of the Stock Issuance Proposals in order to approve the Stock Issuance Proposals.

●	Organizational Documents Proposal - The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the DTCS Ordinary Share, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. If only the minimum number of shares representing a quorum are voted, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Organizational Documents Proposal.

●	Advisory Organizational Documents Proposals - The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the DTCS Ordinary Share, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. If only the minimum number of shares representing a quorum are voted, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Advisory Organizational Documents Proposal.

●	Incentive Plan Proposal - The approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Incentive Plan Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor in order to approve the Incentive Plan Proposal.

●	Director Election Proposal - The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Director Election Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor in order to approve the Director Election Proposal.

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●	Adjournment Proposal - The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Adjournment Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor in order to approve the Adjournment Proposal.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)	(i) hold Public Shares or (ii) hold Public Shares through DTCS Units and elect to separate your DTCS Units into the underlying Public Shares prior to exercising your redemption rights with respect to the Public Shares;

(b)	submit a written request to VStock, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that DTCS redeem all or a portion of your Public Shares for cash; and

(c)	deliver your share certificates for Public Shares (if any) along with the redemption forms to VStock, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [  ], 2026 (two (2) Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Redemption is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to VStock, DTCS will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two (2) Business Days prior to the consummation of the Business Combination. For illustrative purposes, as of the record date, this would have amounted to approximately $[  ] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See the section of the proxy statement/prospectus entitled “Extraordinary General Meeting of DTCS - Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other Person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to, among other things, vote in favor of all proposals being presented at the extraordinary general meeting, regardless of how the Public Shareholders vote. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares.

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Appraisal Rights

No DTCS’s shareholder has appraisal rights in connection with the Business Combination or the Redomestication Merger under Cayman Islands law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. DTCS has engaged [  ] to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of DTCS - Revoking Your Proxy”.

Certain Interests of DTCS’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the DTCS Board in favor of approval of the Business Combination Proposal and the other Shareholder Proposals included herein, you should keep in mind that the Sponsor and DTCS’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the DTCS shareholders generally. Further, DTCS’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information about DTCS - Conflicts of Interest”. We believe there were no such opportunities that were not presented to DTCS for a potential business combination as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The DTCS Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal. DTCS shareholders should take these interests into account in deciding whether to approve the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

●	Our Sponsor will lose its entire investment in us if we do not complete a business combination by October 26, 2026 (or if such date is extended at a duly called meeting of the DTCS shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten (10) Business Days thereafter, we are required to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 1,725,000 Founder Shares purchased by our Sponsor for approximately $25,000, including 200,000 Founder Shares to be transferred to one unaffiliated third-party DTCS shareholder, pursuant to a non-redemption agreement dated October 21, 2025, would be worthless because following the redemption of the Public Shares, we would likely have few, if any, net assets and because the Sponsor and the independent directors of DTCS have agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period.

●	DTCS’s Sponsor, officers and directors have agreed not to redeem any of the Founder Shares or DTCS Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

●	Our existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six years after the Business Combination.

●	In connection with the Closing, our Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to DTCS. On October 23, 2025, we issued an unsecured promissory note to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $75,000, in exchange for Sponsor depositing such amount into the Trust Account in order to extend the amount of time it has available to complete a Business Combination. The promissory note may, at the option of the Sponsor, convert into Private Units at $10 per unit at closing.

As of the date of this proxy statement/prospectus, we had a temporary payable of $1,301,143.59 to the Sponsor, of which $75,000 may, at the option of the Sponsor, be converted into Private Units at $10 per unit at Closing, and the remaining $1,226,143.59 will be repaid in cash to the Sponsor by Pubco at or after the Closing. All such amounts would be repayable to the Sponsor if the Business Combination is not consummated.

In addition, if we do not complete a business combination by October 26, 2026 (or if such date is extended at a duly called meeting of the DTCS shareholders, such later date), the Sponsor also would lose its rights to receive (a) Non-Redemption Warrants, (b) convertible promissory notes issued to the Sponsor on and after October 23, 2025 for the payment of Extension Expenses, (c) repayments of additional amounts loaned to DTCS after October 23, 2025 for monthly Trust Account deposits, (d) the Sponsor Closing Payment, (e) the Sponsor Closing Note and (f) the possible reimbursement from PGUS of unreimbursed administrative services fees.

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●	Because DTCS has certain provisions in its organizational documents that waive the corporate opportunities doctrine on an ongoing basis, DTCS’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to DTCS. The potential conflict of interest relating to the waiver of the corporate opportunities doctrine in DTCS’s organizational documents did not, to our knowledge, impact our search for an acquisition target or prevent us from reviewing any opportunities as a result of such waiver.

●	Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by DTCS from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, an aggregate of approximately $[ ] of reimbursable out-of-pocket expenses were outstanding.

●

At the Redomestication Merger Effective Time, Pubco shall issue Pubco Non-Redemption Warrants to Eligible Warrant Recipients. No Public Shareholder that has delivered to DTCS a notice of intention to exercise its right of Redemption prior to the DTCS extraordinary general meeting shall have the right to receive Pubco Non-Redemption Warrants. The Pubco Non-Redemption Warrants shall (a) have an exercise price of $2.00 per share of Pubco Class A Common Stock, and (b) shall be exercisable starting on the six month anniversary of the Closing date and for a period of eighteen months thereafter. Upon the effectiveness of Redomestication Merger, each Eligible Warrant Recipient shall receive a number of Pubco Non-Redemption Warrants determined by the following formula:

# of Pubco Non-Redemption Warrants = (Number of Eligible Parent Ordinary Shares Owned by Eligible Warrant Recipient/Total Number of Eligible Parent Ordinary Shares) X (1,931,900). The Sponsor will receive the Pubco Non-Redemption warrants.

●	Pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Pubco Class A Common Stock underlying its pro rata share of the Pubco Non-Redemption Warrants.

As a result of the foregoing interests, the Sponsor and DTCS’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to Public Shareholders. In the aggregate, the Sponsor has approximately $[______] at risk that depends upon the completion of a business combination. Such amount consists of (i) approximately $[______] representing the value of the Founder Shares held by the Sponsor (based upon the closing price of $[_____] per DTCS Class A Ordinary Share on Nasdaq on [  ], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus); (ii) approximately $$75,000 representing the value of an unsecured promissory note issued to the Sponsor, on October 23, 2025; and (iii) a temporary payable of [$1,301,143.59] to the Sponsor, which will be repaid in cash by Pubco at or after the Closing. The DTCS’s directors and officers have no additional value at risk other than disclosures related to the Sponsor.

The financial and personal interests of the Sponsor may have influenced their motivation in identifying and selecting PGUS as a business combination target, completing an initial business combination with PGUS and influencing the operation of the business following the initial business combination. In considering the recommendations of the DTCS Board to vote for the Shareholder Proposals, its shareholders should consider these interests.

Interests of the PGUS Directors and Executive Officers

In considering whether to approve the Business Combination, you should also take into account that PGUS’s executive officers and directors may have interests in the Business Combination that are different from, or in addition to, those of other PGUS Stockholders generally as well as DTCS shareholders generally.

These interests include, among other things:

●	To the extent that the PGUS directors and executive officers are also PGUS Stockholders prior to the Closing, they will also have rights to receive Pubco securities in the same manner as other PGUS Stockholders, in accordance with the Business Combination Agreement.

●	If the Business Combination with DTCS is completed, pursuant to the Business Combination Agreement, PGUS will designate six of the seven members to the Board of Directors of the Pubco, including Daniel Chiu, [ ], [ ], [ ], [ ] and [ ]. In addition, Daniel Chiu, the Co-Chief Executive Officer of PGUS is expected to be appointed as the chief executive officer of Pubco following the consummation of the Business Combination.

●	PGUS’s current directors and officers are parties to indemnification agreements with PGUS that provide continuing indemnification rights and require successors to assume those obligations.

●	Pursuant to the Registration Rights Agreement, certain of the stockholders of PGUS holding Registrable Securities (as defined in the Registration Rights Agreement) will be entitled to customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to such Registrable Securities following the consummation of the Business Combination.

●	Following the consummation of this Business Combination, Pubco expects to adopt a non-employee director compensation program pursuant to which non-employee directors of Pubco may receive cash retainers and equity-based awards. Certain current directors of PGUS are expected to serve on the Pubco Board following the Closing and may become eligible to receive compensation under such program. The terms of the program have not yet been finalized.

●	Following the consummation of this Business Combination, certain current executive officers and directors of PGUS are expected to serve as executive officers and/or directors of Pubco and are expected to receive compensation in those capacities. Pubco intends to enter into employment agreements with Mr. Daniel Chiu following the consummation of this Business Combination, although the terms of such agreements have not yet been finalized. As a result, these individuals may have interests in the Business Combination that differ from, or are in addition to, the interests of PGUS Stockholders generally.

●	On June 12, 2026, PGUS entered into a promissory note with Dora E. Chan, as Trustee of the Dora E. Chan Trust, pursuant to which the trust loaned PGUS $400,000. The promissory note matures on the earlier of (i) December 31, 2026 and (ii) the closing of the Business Combination. Dora E. Chan serves as PGUS’s Chief Financial Officer and a member of its board of directors. As a result, upon consummation of the Business Combination, the outstanding principal amount of, and any accrued interest under, the promissory note may become due and payable to the Dora E. Chan Trust.

●	On November 5, 2025, PGUS issued a promissory note in the amount of $300,000 to Rita YuKa Wong, the spouse of our Co-Chief Executive Officer and Chairman, Daniel Chiu, which matured on March 31, 2026. The parties agreed to amend and restate the promissory note with an extended maturity to September 30, 2026, or the consummation of the Business Combination, whichever is earlier. As a result, upon consummation of the Business Combination, the outstanding principal amount of, and any accrued interest under, the promissory note may become due and payable to Ms. Wong.

●	Pursuant to the terms of certain PGUS Warrants held by Daniel Chiu and Wai Sun Szeto, the consummation of the Business Combination will accelerate the vesting of a portion of such warrants, resulting in the vesting of warrants to purchase 2,500,000 and 50,000 shares of PGUS Class A Common Stock, respectively. For more details, see “The Business Combination Proposal - Interests of the PGUS Directors and Executive Officers - Warrant Acceleration.”

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Compensation Received by the Sponsor

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by SPAC to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor

In November 2022, March 2023 and January 2024, an aggregate of 1,725,000 insider shares, or the Founder Shares, were issued to the Sponsor for an aggregate purchase price of $25,000. As of the date hereof, 1,931,900 insider shares are beneficially owned by the Sponsor.

In July 2024, we issued to the Sponsor 206,900 Private Units for an aggregate purchase price of $ 2,069,000.

On October 23, 2025, we issued an unsecured promissory note to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $75,000, in exchange for Sponsor depositing such amount into the Trust Account in order to extend the amount of time it has available to complete a Business Combination. The promissory note may, at the option of the Sponsor, convert into Private Units at $10 per unit at closing.

On each of November 28, 2025 and January 6, 2026, DTCS deposited $75,000 into the Trust Account for monthly extensions. On March 16, 2026, DTCS deposited an additional $150,000 into the Trust Account representing monthly extension payments through March 2026. A payment in the amount of $225,000 was deposited into the Trust Account on July 10, 2026[; and a payment in the amount of $75,000 was deposited into the Trust Account on July 14, 2026]. These amounts are to be repaid at or after the Closing by Pubco out of available cash. No promissory notes were issued in connection with any of such payments, and these amounts due are not convertible into Private Units or any other securities of DTCS or of Pubco.

As of the date of this proxy statement/prospectus, we had a temporary payable of $1,301,143.59 to the Sponsor, which will be converted into Private Units at $10 per unit at closing.

DTCS has agreed to reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of December 31, 2025, there were $[*] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding DTCS Ordinary Shares will convert automatically, on a one-for-one basis, into one share of Pubco Class A Common Stock. In the event the share price of Pubco Class A Common Stock falls below the price paid by a shareholder of DTCS at the time of purchase of the DTCS Ordinary Shares by such shareholder, a situation may arise in which the Sponsor or a director of DTCS maintains a positive rate of return on its/ his/her DTCS Ordinary Shares while such shareholder of DTCS experiences a negative rate of return on the shares such shareholder of DTCS purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date of this proxy statement/prospectus, the Initial Shareholders collectively hold 1,931,900 DTCS Ordinary Shares, including 1,725,000 insider shares and 206,900 shares included in the Private Units, based on an estimated market price of $[ ] per share of Pubco Class A Common Stock (i.e. being DTCS Ordinary Share’s closing price on [ ], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of Pubco Class A Common Stock owned by the Initial Shareholders would be $[ ] and the Initial Shareholders would have a potential aggregate profit of $[ ], representing a profit of $[ ] per share of Pubco Class A Common Stock, whereas other public shareholders of DTCS would only have a profit of $[ ] per share of Pubco Class A Common Stock;

DTCS has agreed to pay the affiliate of the Sponsor $10,000 per month for certain general and administrative services, including office space, administrative and support services commencing on the closing date of the IPO until the earlier of the consummation by DTCS of an initial business combination or the liquidation of DTCS. As of December 31, 2025 and 2024, the unpaid services fee was $80,000 and $50,000. For the year ended December 31, 2025 and 2024, DTCS incurred $120,000 and $50,000 in fees for these services, respectively.

PGUS and/or Pubco has agreed to pay the Sponsor up to $2,000,000 in reimbursement of Sponsor’s transaction expenses, with $500,000 paid on March 9, 2026 and the remainder to be paid at the Closing.

Pubco has agreed to purchase an aggregate of 250,000 DTCS Ordinary Shares from Sponsor at the Closing for an aggregate purchase price of $2,500,000.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination” and “The Business Combination Proposal - Interests of the PGUS Directors and Executive Officers”.

Regulatory Matters

Neither DTCS nor PGUS are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal - Business Combination Agreement - Closing Conditions - Conditions to the Obligations of Each Party”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Recommendation to Shareholders of DTCS

The DTCS Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of DTCS and DTCS’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Redomestication Merger Proposal, “FOR” the approval of each of the Stock Issuance Proposals, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting. The DTCS Board considered the following material factors: (a) the substantial potential size of the PGUS total addressable market for its current product pipeline; (b) the quality of the PGUS key management personnel, including its R&D and FDA regulatory teams; and (c) PGUS’s regulatory readiness and FDA approval timeline.

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The DTCS Board, after careful consideration, determined that the Business Combination is fair in the best interests of DTCS and its shareholders, and approved, among other things, the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby. See the subsection entitled “Extraordinary General Meeting of DTCS - Recommendation of the DTCS Board” for more information.

Public Shareholder Redemptions and Retention of Public Rights

DTCS Public Shareholders may elect to redeem all or a portion of their Public Shares in connection with the Business Combination and retain their Public Rights. This structure may create a divergence of interests between redeeming and non-redeeming Public Shareholders. Redeeming Public Shareholders may receive cash from the Trust Account for their redeemed Public Shares while continuing to hold Public Rights that may become exercisable for, or convert into, shares of Pubco Class A Common Stock following the Business Combination. As a result, redeeming Public Shareholders may retain the opportunity to benefit from any increase in the value of Pubco Class A Common Stock through their Public Rights without continuing to hold the Public Shares that were redeemed.

The exercise of redemption rights will reduce the amount of cash available to Pubco following the Business Combination and may increase the relative ownership of the Sponsor and other continuing equityholders in Pubco. In addition, if Public Rights retained by redeeming Public Shareholders become exercisable for, or convert into, shares of Pubco Class A Common Stock after the Business Combination, the issuance of such shares would dilute the equity ownership of non-redeeming Public Shareholders. Therefore, non-redeeming Public Shareholders may bear a disproportionate portion of the dilutive impact of the Public Rights, including Public Rights retained by redeeming Public Shareholders, and could experience greater dilution than if redeeming Public Shareholders were required to forfeit their Public Rights upon redemption of their Public Shares.

Background and Material Terms of the Business Combination

DTCS is a special purpose acquisition company that was incorporated in November 29, 2022 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Starting in July 2024, DTCS’s management and its advisors surveyed the landscape of potential acquisition opportunities for acquisition targets. From July 2024 to October 2025, DTCS reviewed approximately 25 acquisition opportunities across various industries and had active discussions with approximately 15 potential business targets. DTCS management ultimately decided not to pursue such alternate targets, and instead focus its efforts on PGUS. The terms of the Business Combination Agreement are the result of negotiations between the representatives of DTCS and PGUS, which occurred between April 2025 and February 2026.

On the Signing Date, DTCS entered into the Business Combination Agreement with PGUS, Merger Sub and Purchaser, pursuant to which, among other things, subject to shareholder approval, following the Redomestication Merger, Merger Sub will merge with and into PGUS, with PGUS surviving as a wholly owned subsidiary of Pubco (the “Merger”), resulting in a combined company whereby DTCS will become the sole stockholder of PGUS, and substantially all of the assets and the business of the combined company will be held by PGUS.

A majority of DTCS’s directors who are not employees retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination and/or preparing a report concerning the approval of the Business Combination.

A majority of the directors who are not employees of PGUS did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or prepare a report concerning the approval of the Business Combination.

Business Combination Consideration to PGUS Stockholders

Pursuant to the Business Combination Agreement, as consideration, DTCS shall issue and deliver to PGUS Stockholders an aggregate number of shares of Pubco Class A Common Stock with an aggregate value equal to (a) One Billion Four Hundred Eighty Nine Million Eight Hundred Thousand U.S. Dollars ($1,489,800,000) less (b)(i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the PGUS Warrants multiplied by (ii) the Redemption Price less the applicable exercise price of such PGUS Warrant and less (c) (i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the PGUS Options multiplied by (ii) the Redemption Price less the applicable exercise price of such PGUS Option (the “Purchase Price”), with each share of Pubco Class A Common Stock valued at the Redemption Price, and with each PGUS Stockholder receiving its Pro Rata Share of the “Merger Consideration” which such number of shares shall be determined by dividing the Purchase Price by the Redemption Price, as further adjusted pursuant to Section 3.2(b) of the Business Combination Agreement. Based on a Redemption Price of $11.05, and after giving effect to the adjustments in clauses (b) and (c) above, an aggregate of 105,649,826 shares of Pubco Common Stock will be paid to the PGUS stockholders as Merger Consideration at the Closing, comprised of 19,665,223 shares of Pubco Class A Common Stock and 85,984,603 shares of Pubco Class B Common Stock. The final number of shares of Pubco Common Stock to be issued as Merger Consideration will be confirmed once the final Redemption Price has been determined.

Effect of Redomestication Merger

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, the Redomestication Merger will occur, which will result in, among other things, the following, in each case, prior to or concurrently with the Redomestication Merger Effective Time:

(a)	the existing governing documents of Pubco will be amended and restated and become the Proposed Organizational Documents (as defined below) of PrimeGen US, Inc. as described in this proxy statement/prospectus;

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(b)	immediately prior to the commencement of the Redomestication Merger, each issued and outstanding unit of DTCS will convert automatically by operation of law, on a one-for-one basis, into one DTCS Ordinary Share and one DTCS Right, and each issued and outstanding DTCS Right immediately prior to the Redomestication Merger Effective Time shall be converted into one-ninth (1/9) of one (1) DTCS Ordinary Share and all units of DTCS shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist;

(c)	at the Redomestication Merger Effective Time, all of the issued and outstanding DTCS Ordinary Shares (including each Parent Ordinary Share resulting from the conversion of Parent Units and DTCS Rights pursuant to the preceding paragraph but other than the Parent Excluded Shares and Parent Dissenting Shares) will automatically be converted into one share of Pubco Class A Common Stock. Simultaneously with such automatic conversion, at the Redomestication Merger Effective Time all DTCS Ordinary Shares shall automatically be canceled and retired and shall cease to exist;

(d)	At the Redomestication Merger Effective Time, Pubco shall issue an aggregate of 1,931,900 Pubco Non-Redemption Warrants to (x) those Public Shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their DTCS Ordinary Shares in the Redemption and (y) all other holders of DTCS Ordinary Shares as of a time immediately prior to the Redomestication Merger (including, without limitation, the Sponsor, other Insiders and holders of other DTCS Ordinary Shares that are not Public Shares); the terms of the Non-Redemption Warrants are further described herein;

(e)	at the Acquisition Merger Effective Time, each share of Class A common stock, par value $[ ], of PGUS (the “PGUS Class A Common Stock”) Class B common stock, par value $[ ], of PGUS (the “PGUS Class B Common Stock”, together with the PGUS Class A Common Stock, the “PGUS Common Stock”) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time (other than shares to be canceled in accordance with the Business Combination Agreement and any Dissenting Shares (as defined in the Business Combination Agreement)) will be cancelled and converted into the right to receive its Pro Rata Share of the Merger Consideration;

(e)	at the Acquisition Merger Effective Time, if there are any shares of PGUS Common Stock that are owned by the Company as treasury shares prior to the Acquisition Merger Effective Time, such PGUS Common Stock shall be cancelled and shall cease to exist without any conversion thereof or payment therefor;

(f)	each PGUS Option that is issued and outstanding immediately prior to the Acquisition Merger Effective Time will be cancelled and automatically converted into an Pubco Option;

(g)	each PGUS Warrant that is issued and outstanding immediately prior to the Acquisition Merger Effective Time shall be cancelled and automatically converted into a Pubco Warrant.

PGUS Stockholder Appraisal/Dissenter’s Rights

Under the DGCL, PGUS Class A Common Stock and PGUS Class B Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by PGUS Stockholders (including beneficial owners) that neither voted in favor of the Business Combination nor consented thereto in writing and that have demanded properly in writing appraisal or dissenters’ rights for such shares of PGUS capital stock in accordance with the DGCL (collectively, the “Dissenting Shares”; and the holders of Dissenting Shares being referred to as “Dissenting Stockholders”), and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, will not be converted into, and such Dissenting Stockholders will have no right to receive, their Pro Rata Share of the Merger Consideration as provided in the Business Combination Agreement unless and until such Dissenting Stockholder fails to perfect or withdraws or otherwise loses their right to appraisal and payment under the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under the DGCL, then such holder’s Dissenting Shares will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive their Pro Rata Share of the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates representing such shares (or an affidavit of loss in lieu thereof) and the delivery of the Transmittal Documents as provided in the Business Combination Agreement.

Business Combination Agreement

For a description of the terms and conditions set forth in the Business Combination Agreement, see “Proposal No. 1 – The Business Combination Proposal – Business Combination Agreement.”

The DTCS Board’s Reasons for the Approval of the Business Combination

Before reaching its unanimous decision on February 2, 2026, the DTCS Board consulted with its management team, legal counsel and other advisors. The DTCS Board considered a variety of factors in connection with its evaluation of the Business Combination in approving and recommending the transaction to the DTCS shareholders. In light of the complexity of those factors, the DTCS Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the DTCS Board may have given different weight to different factors in their evaluation of the Business Combination.

The DTCS Board unanimously determined that the Business Combination Agreement, the related agreements to which DTCS is a party and the Transactions are fair to, and in the best interests of, DTCS and its stockholders, and approved the Business Combination Agreement and the Business Combination. All of the DTCS directors who are not employees of DTCS voted in favor of these matters, and there were no abstentions.

Further, the prospectus for the IPO identified the general criteria and guidelines that DTCS believed would be important in evaluating prospective target businesses, although DTCS also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. The DTCS Board considered these criteria in its evaluation of PGUS, which include identifying companies that (i) generate or have the future potential to generate stable free cash-flow, (ii) have attractive unit economies at scale, (iii) demonstrate advantages when compared to their competitors (iv) have experienced management teams or provide a platform for us to assemble an effective and capable management team and (v) have a leading or niche market position and that demonstrate advantages when compared to their competitors. DTCS also considered seeking large, highly complex companies that we believe would benefit from operational improvements.

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For a description of the DTCS Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the DTCS Board, see the subsection entitled “The Business Combination Proposal - The DTCS Board’s Reasons for the Approval of the Business Combination”.

U.S. Federal Income Tax Considerations of the Redomestication Merger and for Holders of DTCS Ordinary Shares Exercising Redemption Rights

For a discussion summarizing material U.S. federal income tax considerations and consequences of the Redomestication Merger and an exercise of redemption rights in connection with the Business Combination, please see “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities”.

U.S. Federal Income Tax Considerations of the Mergers

For a discussion summarizing material U.S. federal income tax considerations and consequences of the Mergers, please see “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities” and “Material U.S. Federal Income Tax Considerations of the Acquisition Merger for Holders of PGUS Stock”.

Monthly Extension Expenses

DTCS initially had15 months (the “Business Combination Period”) to complete a business combination after its IPO. At the Annual Meeting, the shareholders approved the Extension Proposal, allowing DTCS to extend the Business Combination Period to October 26, 2026, by depositing $75,000 into the Trust Account for each monthly extension, with each such extension payment due on the 26th day of each month.

Summary Risk Factors

In evaluating the proposals to be presented at the extraordinary general meeting, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 50. In particular, such risks include, but are not limited to, the following:

Risks Related to DTCS’s Business and the Business Combination

●	Directors and officers of DTCS, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the DTCS shareholders generally.

●	The Sponsor and DTCS’s directors and officers have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

●	The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

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●	The Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates may elect to purchase Public Shares, which may influence a vote on the Business Combination and reduce the public “float” of the Public Shares.

●	Past performance by our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in Pubco.

●	DTCS cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to PGUS’s business, including any material omissions or misstatements contained in the Registration Statement or this proxy statement/prospectus relating to the Business Combination, than an investor in an underwritten initial public offering.

●	DTCS (or Pubco) will not have any right to make damage claims against PGUS for the breach of any representation, warranty or covenant made by PGUS in the Business Combination Agreement.

●	DTCS’s shareholders will experience dilution due to the issuance of shares of Pubco Class A Common Stock and securities convertible into the shares of Pubco Class A Common Stock to the PGUS Stockholders as consideration in the Business Combination.

●	Subsequent to the consummation of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on Pubco’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

●	Pubco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

●	There can be no assurance that the Pubco Class A Common Stock issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing.

●	There is substantial doubt about our ability to continue as a going concern.

●	If third parties bring claims against DTCS, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $[ ] per share.

●	The DTCS Board did not obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination.

●	DTCS’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

●	We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

●	If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

●	If, after DTCS distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the DTCS Board may be viewed as having breached their fiduciary duties to DTCS’s creditors, thereby exposing the members of the DTCS Board and DTCS to claims of punitive damages.

●	The SEC has recently issued final rules to regulate special purpose acquisition companies. Certain of the procedures that we may determine to undertake in connection with such rules may increase our costs and the time needed to complete the Business Combination or any other initial business combination and may constrain the circumstances under which we could complete the Business Combination, or any other initial business combination.

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●	There is a risk that the 1% U.S. federal excise tax may be imposed on us in connection with redemptions of Public Shares.

●

DTCS faces risks associated with non-U.S. ownership, including PRC connections, which may result in regulatory uncertainty, enforcement challenges, and potential adverse effects on our business and the value of our securities.

●	If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination or another initial business combination or force us to abandon our efforts to complete an initial business combination.

●	We may not be able to complete the Business Combination, or another initial business combination, since such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

●	DTCS’s shareholders may be held liable for claims by third parties against DTCS to the extent of distributions received by them upon redemption of their shares.

●	If you or a “group” of shareholders are deemed to hold in excess of 15% of the Public Shares, you may lose the ability to redeem all such shares in excess of 15% of our Public Shares.

●	You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares, potentially at a loss.

●	A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

●	The net cash available to Pubco from the Trust Account and the financings described in this proxy statement/prospectus in respect of each Public Share that is not redeemed will be materially less than the price per share implied in the Business Combination Agreement to the shares of Pubco Class A Common Stock to be issued to the PGUS Stockholders.

●	If a Public Shareholder fails to receive notice of our offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for submitting or tendering its Public Shares, such Public Shares may not be redeemed.

●	If we are unable to consummate the Business Combination or another initial business combination by the date required in the Cayman Constitutional Documents, the Public Shareholders may be forced to wait beyond such date before redemption from our Trust Account.

●	The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, any of which may make it more difficult for DTCS to complete the Business Combination as contemplated and may result in the Business Combination not being consummated.

●	The exercise of DTCS’s management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the DTCS shareholders’ best interest.

●	DTCS may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

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Risks Related to the Business and Industry of PGUS

●	We are a pre-clinical stage biotechnology company with a limited operating history, and we may never successfully develop or commercialize any product candidates.

●	The regulatory classification and requirements for exosome-based therapeutic products remain highly uncertain and continue to evolve, which could materially delay or prevent development and commercialization of our exosome product candidates.

●	We have incurred, and expect to continue to incur, significant indebtedness and may issue additional equity and equity-linked securities, which could require us to make substantial cash payments, restrict our operations and result in significant dilution to our stockholders.

●	Our independent registered public accounting firm’s report on our consolidated financial statements as of and for the years ended December 31, 2025 and 2024 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, and we have incurred significant losses since inception and expect to continue to incur losses for the foreseeable future.

●	We have not generated any revenue from therapeutic product sales to date, have incurred substantial net losses and negative cash flows from operations in each period since inception, and expect our capital burn rate to continue or accelerate, which limits our financial flexibility and ability to fund our operations.

●	Our existing majority stockholder will continue to have significant influence over us after the Business Combination, which may limit your ability to influence corporate matters and could conflict with your interests.

●	The intellectual property licensed to us by PGB is subject to a security interest securing PGB’s indebtedness to Stem Med, and any future enforcement of Stem Med’s rights as a secured lender could adversely affect our business.

●	Our business is highly dependent on our ability to obtain, maintain and enforce licenses covering key technologies, trademarks and other intellectual property assets that we do not own outright.

●	The scope of our intellectual property protection may not be sufficiently broad, the patents we licensed from PGB and those owned by our licensors may be challenged or invalidated, and we may face significant costs and uncertainties in enforcing our intellectual property rights against competitors.

●	We have limited experience in manufacturing and commercializing cell therapy products and must rely on third parties for key technologies and manufacturing capabilities, which exposes us to significant risks.

●	We have limited clinical development and regulatory experience, and clinical trials are expensive, time-consuming and inherently uncertain; failure to successfully design and conduct clinical trials could materially harm our business.

●	The outcome of product testing is inherently uncertain, and any future clinical trials we may conduct may not be successful. We may not be able to demonstrate the safety and efficacy of our product candidates to the satisfaction of regulatory authorities, which could prevent or delay regulatory approval and commercialization.

●	Certain of our directors, officers and significant stockholders have interests in other businesses, including entities with which we have important relationships, which may create or appear to create conflicts of interest.

Risks Related to Compliance with Law, Government Regulation and Litigation

●	Our business is subject to extensive regulation by the FDA and other regulatory authorities, and failure to obtain or maintain required approvals could prevent or delay the development and commercialization of our product candidates.

●	The regulatory landscape for stem cell- and exosome-based therapies is evolving and uncertain, which may increase the time, cost and risk of developing our product candidates.

●	Failure to comply with IND, clinical trial and manufacturing requirements could delay or prevent the development of our product candidates.

●	Compliance with applicable laws and regulations is costly and time-consuming and may divert management attention from our core business activities.

●	We may be subject to regulatory enforcement actions, investigations or litigation, which could result in significant penalties and harm our business and reputation.

Risks Related to Pubco’s Securities Following the Consummation of the Business Combination

●	The requirements of being a public company in the U.S., if the Proposed Business Combination is completed, may strain the Company’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

●	If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Pubco’s securities may decline.

●	Even if DTCS consummates the Business Combination, there is no guarantee that the Pubco Non-Redemption Warrants will ever be in the money, and they may expire worthless.

●	Your unexpired Pubco Non-Redemption Warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

●	The warrants may have an adverse effect on the market price of the Pubco Class A Common Stock.

●	If the Redomestication Merger does not qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of PGUS stock may be required to pay substantial U.S. federal income taxes.

●	The proposed Pubco Certificate of Incorporation will provide, subject to limited exceptions, that the courts of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

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SUMMARY HISTORICAL FINANCIAL INFORMATION OF PGUS

The following table shows the selected historical financial information of PGUS for the periods and as of the dates indicated.

The summary historical statement of operations data for PGUS presented below for the three months ended March 31, 2026 and 2025, and the summary balance sheet information as of March 31, 2026 have been derived from PGUS’s unaudited financial statements included elsewhere in this proxy statement/prospectus. The summary historical statement of operations data for PGUS presented below for the years ended December 31, 2025 and 2024, and the summary balance sheets as of December 31, 2025 and 2024, which have been restated, have been derived from PGUS’s audited financial statements included elsewhere in this proxy statement/prospectus.

The summary information in the following tables should be read in conjunction with the sections entitled “Risk Factors - Risks Related to Our Business and Industry” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PGUS” and PGUS’s financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace PGUS’s financial statements and related notes.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to PGUS, prior to and without giving pro-forma effect to the impact of the Business Combination and, as a result, the results in this section may not be indicative of the results of the consolidated company going forward.

	March 31,	December 31,	December 31,
	2026	2025	2024
	(Unaudited)	(Restated)	(Restated)
Assets

Current assets
Cash and cash equivalents	$715,361	$915,609	$3,959,998
Inventory	56,349
Prepaid expenses and other current assets	65,043	23,988	44,764
Total current assets	836,753	939,597	4,004,762

Property and equipment, net	535,625	407,103	67,567
Operating right-of-use asset	375,537	417,263	584,169
Deposits	35,000	35,000	30,000
Investment at cost	-	-	250,000
Total assets	$1,782,915	$1,798,963	$4,936,498

Liabilities

Current liabilities
Accounts payable	$919,991	$463,822	$620,808
Accrued expenses and other current liabilities	126,331	279,719	76,882
Operating lease liability - current	176,079	174,172	231,238
Due to related parties	88,857	89,657	82,932
Interest payable to related party	9,133	3,133	-
Notes payable to related party	300,000	300,000	-
Total current liabilities	1,620,391	1,310,503	1,011,860

LINE OF CREDIT	1,450,000	-	-
Operating lease liability	216,973	261,714	448,615
Total liabilities	3,287,364	1,572,217	1,460,475

Commitments and contingencies

Stockholders’ equity

Class A common stock, $0.00001 par value per share, 800,000,000 shares authorized, 22,739,106 and 20,481,767 shares issued and outstanding at December 31, 2025 and 2024, respectively	228	227	204
Class B common stock, $0.00001 par value per share, 200,000,000 shares authorized, 100,000,000 shares issued and outstanding at December 31, 2025 and 2024, respectively	1,000	1,000	1,000
Additional paid-in capital	35,422,421	32,555,508	29,039,512
Accumulated deficit	(36,928,098)	(32,329,989)	(25,564,693)
Total stockholders’ equity (deficit)	(1,504,449)	226,746	3,476,023
Total liabilities and stockholders’ equity	$1,782,915	$1,798,963	$4,936,498

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	For the Three Months Ended March 31,		For the Years Ended December 31,
	2026	2025	2025	2024
	(Unaudited)	(Unaudited)	(Restated)	(Restated)

Revenues	$43,980	$-	$-	$-
Cost of revenue	2,470	-	-	-
Gross profit	41,510	-	-	-

Operating expenses:
General and administrative	3,687,584	1,611,383	2,969,827	10,101,125
Research and development	941,500	618,118	3,542,159	3,988,908
Total operating expenses	4,629,084	2,229,501	6,511,986	14,090,033

Loss from operations	(4,587,574)	(2,229,501)	(6,511,986)	(14,090,033)

Other income (expense):
Other income
Impairment of investment	-	-	(250,000)	-
Interest income	33	324	623	52,865
Interest expense - related parties	(6,000)	-	(3,133)	(154,500)
Interest expense	(3,768)	-	-	(122,649)
Other income	-	-	-	170,389
Total other income (expense)	(9,735)	324	(252,510)	(53,895)

Loss before provision for income taxes	(4,597,309)	(2,229,177)	(6,764,496)	(14,143,928)
Income tax expense	(800)	(800)	(800)	(800)

Net loss	$(4,598,109)	$(2,229,977)	$(6,765,296)	$(14,144,728)

Net loss per share, basic and diluted	$(0.04)	$(0.02)	$(0.06)	$(0.13)
Weighted average number of common shares outstanding
Basic and diluted	122,814,072	120,663,248	120,859,501	105,140,459

	March 31,	December 31,	December 31,
	2026	2025	2024
	(Unaudited)	(Restated)	(Restated)
Summary Balance Sheet Information
Total Assets	$1,782,915	$1,798,963	$4,936,498
Total Liabilities	3,287,364	1,572,217	1,460,475
Total Stockholders’ Equity (Deficit)	(1,504,449)	226,746	3,476,023

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RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus. The use of “we” and “our” shall generally mean DTCS, with respect to periods prior to the Business Combination and Pubco after the Business Combination. The use of “we”, “our”, or the “Company”, with respect to PGUS’s business (or Pubco’s) after the Business Combination, shall generally refer to PGUS before the Business Combination or Pubco after the Business Combination, respectively. The risks described below are those which the DTCS and PGUS believe are the material risks that they face. Additional risks not presently known to them or which they currently consider immaterial may also have an adverse effect on them or the combined company following the Business Combination Agreement. Some statements in this proxy statement/prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

For purposes of this Risk Factors section, references to “our patents,” “our intellectual property,” and similar terms refer to intellectual property licensed from PGB under the PGB IP Licenses rather than owned by us, and certain future inventions and improvements developed by us may be owned by PGB pursuant to the terms of such licenses.

Risks Related to Our Business and Industry

We are a pre-clinical stage biotechnology company with a limited operating history, and we may never successfully develop or commercialize any product candidates.

We are a pre-clinical stage biotechnology company with a limited operating history, and our business is subject to the risks of an early-stage company focused on developing cell therapy-based product candidates, which may never receive regulatory approval or be commercialized.

We are in the early stages of developing our product candidates and have a limited operating history upon which you can evaluate our prospects. We have not received regulatory approval for, or commercialized, any therapeutic product. On October 8, 2025, we submitted a pre-investigational new drug (“pre-IND”) meeting request to the U.S. Food and Drug Administration (“FDA”) under Pre-Submission Number PTS#PS009936 (the “Pre-Submission Number”). We submitted our pre-IND briefing package to the Center for Biologics Evaluation and Research (“CBER”) on November 17, 2025, and on December 17, 2025, we participated in a pre-IND meeting with FDA (FDA Meeting ID #22057). FDA provided a written meeting summary letter dated January 8, 2026, and we submitted a request for clarification (SN0003) on January 27, 2026. These interactions do not guarantee that FDA will agree with our development plans or that FDA will accept any future investigational new drug (“IND”) we may submit. Even if FDA accepts an IND, there is no guarantee that FDA will permit us to initiate clinical trials on our proposed timeline or at all, that any such trials, if initiated, will be successful, or that any of our product candidates will receive marketing approval.

FDA may require us to conduct additional preclinical studies, perform additional chemistry, manufacturing and controls (“CMC”) work, or modify our proposed clinical protocols before accepting any IND for filing or allowing us to commence clinical trials under any future IND. Even if we are able to initiate clinical trials in the future, our product candidates may fail to demonstrate sufficient safety or efficacy, may produce undesirable or unintended side effects, or may otherwise not provide meaningful clinical benefit compared to standard of care. Any failure or delay in demonstrating safety and efficacy could delay, limit or prevent regulatory approval, impair our ability to raise additional capital and adversely affect our business and prospects.

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Our business is subject to extensive government regulation, and regulatory requirements for cell therapy products are evolving and uncertain.

The research, development, testing, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record-keeping, promotion, advertising, distribution, import, export, marketing and sale of our product candidates are subject to extensive regulation by FDA and comparable foreign regulatory authorities. The process of obtaining and maintaining regulatory approvals is lengthy, expensive and uncertain, and regulatory requirements for cell therapy products, including those based on stem cells or exosomes, continue to evolve. As of the date of this proxy statement/prospectus, we remain in the pre-IND stage of development and have not yet had an IND allowed by FDA. While we submitted a pre-IND meeting request to FDA on October 8, 2025 under the Pre-Submission Number, provided a pre-IND briefing package to CBER on November 17, 2025, participated in a pre-IND meeting with FDA on December 17, 2025 (FDA Meeting ID #22057), received an FDA meeting summary letter dated January 8, 2026 and submitted a request for clarification (SN0003) on January 27, 2026, there can be no assurance that FDA will agree with our development plans, that FDA will accept any IND we may submit in the future, that FDA will permit us to commence clinical trials on our anticipated timeline, if at all, or that any clinical trials we may conduct will be successful. We may fail to obtain the necessary approvals to conduct clinical trials, to continue our research and development programs, or to manufacture or market any product candidates. Any failure to obtain, maintain or comply with required regulatory approvals could delay or prevent development and commercialization of our product candidates, materially harm our business, financial condition and results of operations, and adversely affect the value of our securities.

The regulatory classification and requirements for exosome-based therapeutic products remain highly uncertain and continue to evolve, which could materially delay or prevent development and commercialization of our exosome product candidates.

A significant portion of our product development efforts focuses on exosome-based therapeutic applications. Exosomes are extracellular vesicles that can carry proteins, lipids, RNA and other biological materials, and we believe they may have therapeutic potential in various disease indications. However, the regulatory pathway for exosome-based therapeutic products has not been clearly established by FDA or other regulatory authorities worldwide. There is limited regulatory precedent for the approval of exosome-based therapies, and regulatory authorities have not issued comprehensive guidance specifically addressing the development, manufacturing, characterization, quality control or clinical testing requirements for such products. As a result, it is unclear whether FDA or other regulators will classify our exosome product candidates as drugs, biologics, gene therapies, combination products or some other regulatory category, and what specific regulatory requirements will apply. Different regulatory classifications could result in materially different regulatory pathways, approval timelines, manufacturing requirements, post-approval obligations and costs. FDA or other regulatory authorities may determine that our exosome products require novel or more extensive preclinical testing, manufacturing controls, product characterization, potency assays, stability testing or clinical trial designs than we currently anticipate, or may impose requirements that are technically difficult or impossible to satisfy with current technologies. Regulatory authorities may also raise questions or concerns about the source of exosomes, methods of isolation and purification, scalability and reproducibility of manufacturing processes, the biological activity and mechanism of action of exosomes, potential immunogenicity or safety risks, or the adequacy of our quality control and characterization methods. Any such developments could substantially increase the cost, complexity and duration of our development programs, could require us to conduct additional studies or generate additional data, could delay or prevent our ability to initiate or complete clinical trials or obtain regulatory approvals, or could require us to modify, suspend or abandon our exosome-based product development efforts entirely. In addition, if regulatory requirements for exosome-based therapeutics become more stringent or burdensome than we anticipate, we may not have sufficient financial resources to satisfy such requirements, which could materially harm our business, financial condition, results of operations and prospects.

We have incurred, and expect to continue to incur, significant indebtedness and may issue additional equity and equity-linked securities, which could require us to make substantial cash payments, restrict our operations and result in significant dilution to our stockholders.

We have incurred, and expect to continue to incur, significant losses and negative cash flows from operations as we advance our development programs and build out our infrastructure. To finance our operations, we have historically relied, and expect to continue to rely, on a combination of equity and debt financings. We have a revolving credit facility with East West Bank that provides for borrowings of up to $2,000,000, subject to the satisfaction of certain conditions. Additionally, on November 5, 2025, we issued a promissory note in the amount of $300,000 to Rita YuKa Wong, the spouse of our Co-Chief Executive Officer and Chairman, which matured on March 31, 2026. The parties agreed to amend and restate the promissory note with an extended maturity to September 30, 2026, or the closing of the Business Combination, whichever is earlier. Our indebtedness could require us to use a substantial portion of our cash flow from operations, if any, to service principal and interest payments, thereby reducing funds available for working capital, capital expenditures, research and development and other corporate purposes. Failure to comply with the covenants under our credit facility or bridge note, or to repay such indebtedness when due, could result in an event of default, which could permit the lenders to accelerate the indebtedness and exercise their rights. In addition, we expect to raise substantial additional capital through equity or equity-linked financings to fund our operations, which could result in significant dilution to our existing stockholders.

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Our independent registered public accounting firm’s report on our consolidated financial statements as of and for the years ended December 31, 2025 and 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, and we have incurred significant losses since inception and expect to continue to incur losses for the foreseeable future.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the years ended December 31, 2025 and 2024 includes an explanatory paragraph stating that we have incurred significant operating losses and negative cash flows from operations and had negative working capital as of December 31, 2025, which raise substantial doubt about our ability to continue as a going concern. The report further states that the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have not generated any revenue from therapeutic product sales, and we do not expect to generate revenue from such product sales for a number of years, if at all. We expect our operating losses to increase substantially as we advance our product candidates through preclinical studies and clinical development, seek regulatory approval, establish or outsource manufacturing capabilities, commercialize any approved products, and incur additional costs associated with operating as a public company following the business combination. Our ability to generate revenue and achieve profitability depends on many factors, including successful development, regulatory approval and commercialization of our product candidates, none of which can be assured. If we are unable to generate sufficient revenue from product sales or otherwise, we may never achieve or sustain profitability.

We will require substantial additional funding, and if we are unable to raise capital when needed on acceptable terms, we could be forced to delay, reduce or eliminate our development programs, commercialization efforts or other operations.

We expect that our existing cash, cash equivalents, available borrowings under our existing credit facility and the cash we expect to receive in the Business Combination (after giving effect to redemptions and payment of transaction expenses) will not be sufficient to fund our operating expenses and capital expenditure requirements for the period we currently estimate will be necessary to advance our development programs. Our future capital requirements will depend on many factors, including, among others, the scope, progress, results and costs of our research and development activities; the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending intellectual property-related claims; the timing and amount of milestone, royalty or other payments we may be required to make to third parties; and the extent to which we acquire or invest in businesses, products and technologies. We may be unable to raise additional funds when needed or on favorable terms, or at all, due to factors such as our financial condition, the status of our development programs, market volatility, general economic conditions or other factors outside of our control. If we cannot raise additional capital when required, we may be forced to delay, reduce or eliminate our research and development programs, future commercialization efforts or other operations, or pursue strategic alternatives on unattractive terms.

We have not generated any revenue from therapeutic product sales to date, have incurred substantial net losses and negative cash flows from operations in each period since inception, and expect our capital burn rate to continue or accelerate, which limits our financial flexibility and ability to fund our operations.

With respect to our therapeutic product candidate PGSXC-L1A, we have not generated any revenue from therapeutic product sales, and we do not expect to generate revenue from therapeutic product sales for a number of years, if at all. We have also incurred substantial net losses and negative operating cash flows in each period since our inception. Our ability to achieve revenue-generating sales from our therapeutics is highly uncertain and is not expected to occur for several years, if at all, and will depend on numerous factors, including successful completion of preclinical studies, FDA acceptance of one or more INDs, successful completion of clinical trials, receipt of regulatory approvals, establishment of manufacturing and supply chain capabilities, market acceptance of our products, obtaining adequate reimbursement from third-party payors, and other factors, many of which are beyond our control.

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With respect to our exosome-based cosmetic products marketed under the Étrive skin solutions brand, we have generated limited revenue to date. Our Étrive products were recently launched and have had limited market activity, and there is substantial uncertainty regarding our ability to generate meaningful or sustained revenue from these cosmetic products. The commercial success of our Étrive cosmetic products will depend on numerous factors, including our ability to secure adequate manufacturing capacity and supply chain capabilities for cosmetic-grade exosome products, obtain sufficient working capital to fund inventory, marketing and distribution expenses, establish and maintain effective marketing, sales and distribution channels (including through third-party service providers), achieve market acceptance and brand recognition in a competitive cosmetics market, comply with evolving regulatory requirements applicable to cosmetic products, maintain product quality and avoid adverse events or product recalls, and successfully scale production and sales operations, none of which can be assured. We may need to invest substantial additional capital in manufacturing infrastructure, inventory, marketing campaigns, distribution arrangements and personnel to grow our cosmetics business, and we may not achieve profitability from cosmetic product sales.

We expect to continue to incur substantial losses and negative cash flows as we advance our preclinical programs, seek to initiate and complete clinical trials, invest in manufacturing capabilities and infrastructure for both therapeutic and cosmetic products, maintain our intellectual property rights and licenses, scale our Étrive cosmetics commercialization efforts, hire additional personnel, and incur costs associated with operating as a public company following the business combination. Our limited operating history, negative cash flows, absence of revenue from therapeutic products, and uncertainty regarding our ability to generate future revenue from either therapeutic or cosmetic products or achieve profitability may make it difficult for us to raise additional capital on favorable terms or at all, may limit our strategic flexibility and may adversely affect our relationships with suppliers, partners, employees and other stakeholders.

Our majority stockholder, PGG, will continue to have significant influence over us after the Business Combination, which may limit your ability to influence corporate matters and could conflict with your interests.

PGG, our majority stockholder, holds all 100,000,000 issued and outstanding shares of PGUS Class B Common Stock, which carry “super voting” rights of ten (10) votes per share, and owns approximately 81%, or approximately 65% on a fully diluted basis, of PGUS. Wai Sun Szeto is the Chief Executive Officer and a director of PGG, and Daniel Chiu is Chairman. Mr. Szeto and Mr. Chiu also serve at PGUS as the Co-Chief Executive Officers and as directors, with Mr. Chiu as Chairman. As a result, PGG will continue to be able to exert significant control over our business and affairs, including the election of directors and approval of significant corporate transactions, following the Business Combination. PGG’s interests may not always align with the interests of our other stockholders. For example, PGG may support or oppose transactions, including financings, mergers, acquisitions, asset sales or other strategic transactions, that some or all of our other stockholders do not view as favorable. PGG’s ability to exercise significant influence over us could delay, defer or prevent a change in control or other transaction that you may consider favorable and may make it more difficult for you and other stockholders to influence corporate matters.

Our Co-Chief Executive Officer and Chairman of the Board, Mr. Daniel Chiu, through his interests in Stem Med Scientific Holdings, LLC (“Stem Med Holdings”), Stem Med Scientific Inc. (“Stem Med”), PGG and PrimeGen Biotech, LLC (“PGB”), can significantly influence our direction and policies. This concentration of influence, coupled with related party relationships, may create actual or potential conflicts of interest between Mr. Chiu and our other stockholders. These conflicts may relate to, among other things, competitive business opportunities, related party transactions, financings, strategic decisions, and the terms and enforcement of our license agreements with PGB.

The majority stockholder of PGG and of PGB is Stem Med Scientific Inc., of which Mr. Chiu is the President, Chief Financial Officer, and sole director. Stem Med is wholly-owned by Stem Med Scientific Holdings, LLC (“Stem Med Holdings”), of which Mr. Chiu is a member and the Manager.

Through these holdings, Mr. Chiu can significantly influence PGG and PGB and, indirectly, our Company. For example, Mr. Chiu may influence PGG in its capacity as our current majority stockholder to affect the election of our Board of Directors and the approval of significant corporate transactions. This influence may prevent or delay transactions, such as a merger, consolidation, sale of assets or financing transaction, that could be favorable to our other stockholders, or may cause us to enter into transactions that some stockholders may view as unfavorable. As a result of these holdings and relationships, Mr. Chiu and entities he controls may have interests that differ from those of our other stockholders and may take actions that are not aligned with the interests of our other stockholders. This concentration of ownership and control may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination that might otherwise be beneficial to our stockholders or might result in our stockholders receiving a premium for their shares over the then-current market price.

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The intellectual property licensed to us by PGB is subject to a security interest securing PGB’s indebtedness to Stem Med, and any future enforcement of Stem Med’s rights as a secured lender could adversely affect our business.

Stem Med holds an amended and restated secured convertible promissory note under which PGB is the borrower (the “PGB Promissory Note”). As of May 31, 2026, the outstanding principal amount under the note was approximately $17.46 million, accrued and unpaid interest was approximately $6.32 million and the aggregate amount outstanding was approximately $23.78 million. The PGB Promissory Note bears a simple interest rate of 10% per annum and is secured by liens and security interests in substantially all of PGB’s assets, including, without limitation, the intellectual property assets that are licensed to us under the PGB IP Licenses.

The PGB Promissory Note originally required PGB to make a partial interest payment on December 31, 2025. PGB did not make such payment when due, and the amount of accrued and unpaid interest due as of that date was approximately $5.60 million. On June 12, 2026, PGB and Stem Med entered into a First Amendment and Limited Waiver pursuant to which Stem Med waived any event of default arising solely from PGB’s failure to make such payment and all outstanding principal and accrued and unpaid interest remain due on December 31, 2026, the scheduled maturity date of the PGB Promissory Note, unless earlier accelerated, converted, prepaid with Stem Med’s consent, or otherwise due in accordance with the PGB Promissory Note. The First Amendment and Limited Waiver did not reduce the outstanding principal, forgive accrued interest, reduce the interest rate, release collateral, or otherwise impair Stem Med’s rights under the note or related security agreement. There can be no assurance that PGB will satisfy its obligations under the note when due or that future defaults will not occur. In the event of a future uncured default, Stem Med may have the right to accelerate the outstanding indebtedness and exercise its remedies as a secured lender, including foreclosing on substantially all of PGB’s assets.

Furthermore, the PGB Promissory Note includes an optional conversion right that permits Stem Med, at its sole discretion, to convert some or all of the outstanding principal and accrued interest into equity of PGB, although Stem Med is not obligated to exercise this conversion right. If Stem Med were to exercise this conversion right, Stem Med’s ownership and control of PGB would increase, which could further concentrate Mr. Chiu’s indirect control over the intellectual property assets licensed to us and could affect PGB’s strategic decisions regarding the PGB IP Licenses.

While we have entered into a Subordination and Non-Disturbance Agreement by and among us, PGB and Stem Med (the “Non-Disturbance Agreement”), pursuant to which Stem Med, as “Lender”, has agreed that our rights as “Licensee” under the PGB Patent License will not be terminated, diminished or interfered with by Stem Med’s enforcement of its rights under certain loan agreements with PGB (including in the event of foreclosure or assignment), this does not prevent disputes among us, PGB and Stem Med regarding the interpretation nor enforcement of their respective rights. For example, we have not entered into a similar non-disturbance agreement with respect to the PGB Trademark License, meaning that our rights to use trademarks licensed under that agreement could be terminated or adversely affected if Stem Med forecloses on PGB’s assets. In addition, even with respect to the PGB Patent License, the Non-Disturbance Agreement could give rise to disputes regarding interpretation or enforcement, could complicate our relationship with PGB or any successor owner of the licensed intellectual property, and does not prevent Stem Med from taking other actions in its capacity as lender or as controller of PGG that could adversely affect us.

Any of these risks, individually or in combination, could materially and adversely affect the scope and durability of our intellectual property protection and, as a result, our ability to develop, manufacture and commercialize our product candidates and other products.

Our business is highly dependent on our ability to obtain, maintain and enforce licenses covering key technologies, trademarks and other intellectual property assets that we do not own outright.

We have entered into license agreements with PGB, an affiliate controlled by Stem Med, under which PGB owns certain key intellectual property and licenses such intellectual property to us. These include (i) a patent license under which PGB licenses to us certain patents, patent applications, and/or know-how (the “PGB Patent License”) and (ii) a trademark license under which PGB licenses to us certain trademarks and/or trademark applications relating to our business (“the “PGB Trademark License”), including the “PrimeGen” marks and potentially other marks that we use or may use in connection with our exosome product lines (the PGB Patent License and the PGB Trademark License, collectively, the “PGB IP Licenses”). Under the PGB IP Licenses, we are obligated to make certain payments to PGB, which may include fixed fees and/or royalties on net sales and/or other forms of consideration. In addition, future intellectual property developed by us, including but not limited to if in connection with, or as an improvement to, the intellectual property subject to the PGB Patent License may be owned by PGB, even if developed in whole or in part by us, thereby substantially limiting our ownership of future innovations.

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Because we rely on licenses from PGB rather than ownership of these patents, patent applications, know-how, trademarks and other intellectual property rights, our ability to continue to use these rights for the development, manufacture, marketing and sale of our product candidates and other products is entirely dependent on the continued effectiveness and enforceability of our agreements with PGB, our compliance with the terms of such licenses, and on PGB’s decisions regarding prosecution, maintenance, enforcement, licensing and monetization of the underlying rights. Our license agreements contain performance obligations, milestone requirements, royalty payment obligations, and other conditions that, if not satisfied, could result in termination of the licenses or loss of exclusivity. PGB may determine not to file, maintain or prosecute patent or trademark applications, or to abandon patents or registrations, in one or more jurisdictions (including foreign jurisdictions) that may be important to our business, may not pursue continuation or divisional applications that could otherwise enhance coverage, may not prioritize claims that best cover our product candidates, or may otherwise make decisions regarding the scope, timing and geography of protection that we cannot control or influence but that could adversely affect our competitive position.

The PGB IP Licenses and related agreements are subject to termination and other remedies under various circumstances, which may include, among others, our failure to make required payments when due, our material breach of covenants, certain insolvency or bankruptcy events and, in some cases, a change of control of our Company or assignment or transfer of the applicable PGB IP License without PGB’s prior written consent, which change of control may be triggered in connection with the business combination unless waived by PGB. The PGB IP Licenses and related agreements may also give PGB audit rights with respect to our books and records relating to the calculation and payment of royalties and other amounts, and any exercise of such rights could lead to disputes regarding the amount of payments due, alleged underpayment or breaches, or assertions of other contractual violations.

In the event of termination, expiration without renewal, or material restriction of any of the PGB IP Licenses or related agreements (including as a result of PGB enforcing rights as a result of our default, as a result of a failure to obtain or maintain necessary consents or waivers in connection with the business combination or otherwise), we could lose some or all of our rights to use key patents, patent applications and related technology, key trademarks, trademark applications and service marks that are necessary or important for the research, development, manufacture, commercialization and branding of our current or planned product candidates or business. This could force us to cease or delay programs, seek alternative rights (which may not be available on commercially reasonable terms or at all), redesign products, technologies, packaging, and branding to avoid the affected intellectual property (which may be impossible, costly or time-consuming), or abandon product candidates or branded products or services, any of which would materially harm our business, financial condition, results of operations and prospects.

As described above, if PGB is in default under the PGB Promissory Note, Stem Med will have the right to foreclose on substantially all of PGB’s assets, including the intellectual property assets licensed to us under the PGB IP Licenses. While we have entered into a Non-Disturbance Agreement with respect to the PGB Patent License, we have not entered into a similar agreement with respect to the PGB Trademark License, and even the Non-Disturbance Agreement could give rise to disputes regarding interpretation or enforcement. Any foreclosure, change of control of PGB, or exercise of remedies by Stem Med could complicate our relationship with PGB or any successor owner of the licensed intellectual property and could adversely affect the scope, terms and durability of our licenses.

Because PGB is controlled by Stem Med and affiliated with our Co-Chief Executive Officer and Chairman, Mr. Daniel Chiu, any negotiations or amendments to any of the PGB IP Licenses or related arrangements may give rise to potential conflicts of interest. We do not own an equity interest in, or control, PGB, and PGB may take actions in its own interest that are adverse to ours, including enforcing its termination or audit rights, refusing to grant waivers or consents (including in connection with the business combination), or licensing competing rights to third parties.

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Any of these risks, individually or in combination, could materially and adversely affect the scope and durability of our intellectual property protection and, as a result, our ability to develop, manufacture and commercialize our product candidates and other products.

The scope of our intellectual property protection may not be sufficiently broad, the patents we licensed from PGB and those owned by our licensors may be challenged or invalidated, and we may face significant costs and uncertainties in enforcing our intellectual property rights against competitors.

Our success depends on the scope, validity and enforceability of patent and other intellectual property protection covering our technologies, product candidates, their uses, related technologies and manufacturing processes. We may not own any patents directly and rely substantially on licenses from PGB and potentially other third parties for patent rights and other intellectual property necessary to our business. As a licensee rather than owner, we have limited or no control over the filing, prosecution, maintenance, enforcement or defense of the patents and patent applications we license, and we depend on PGB and our other licensors to take these actions in a manner that protects our interests. Patent applications filed by our licensors, including PGB, may not result in the issuance of patents in the United States or in other jurisdictions. To the extent we file any patent applications directly in the future, such applications similarly may not result in issued patents. Any patents that do issue to our licensors or to us may fail to provide adequate protection for our technologies, prevent competitors or other third parties from designing around such patents, or otherwise provide any competitive advantage. Others may challenge patents licensed to us or any patents we may own through administrative proceedings, such as interference, opposition, derivation, inter partes review, post-grant review and reexamination, or in litigation seeking to invalidate or render unenforceable the patents. If one or more patents licensed to us or owned by us are challenged and invalidated or found unenforceable, or if the scope of the claims is otherwise limited, our competitive position could be harmed and our ability to commercialize our product candidates could be adversely affected. Because we rely on licenses rather than ownership for key intellectual property, any such challenges, invalidity determinations or limitations on patent scope are largely outside of our control and depend on the actions and decisions of our licensors, which includes PGB.

Competitors may develop products, technologies or methods that are similar or superior to ours and that do not infringe our licensed patents or other intellectual property rights, or that are developed under rights retained by or licensed from our licensors, including PGB, or other third parties. Others may also develop products, technologies or methods in violation of the patents licensed to us or those owned by our licensors, or may operate around our patents or license agreements, which could prevent potential future sales or significantly reduce or eliminate our commercialization opportunities.

To protect or enforce the patent rights we license or any patent rights we may own in the future, we or our licensors may need to initiate administrative proceedings or litigation against third parties, including infringement actions, oppositions, derivations, inter partes reviews or other proceedings. These actions are expensive, time-consuming and uncertain, and may divert our management’s attention and resources from our business. We or our licensors may not prevail in these actions, in which case the prevailing party may obtain rights that limit or preclude our ability to practice our claimed inventions and technologies, which could adversely affect our ability to develop, manufacture and commercialize our product candidates.

Third parties may allege that our product candidates, technologies or activities, or those of our licensors, infringe or otherwise violate their patents or other intellectual property rights. Intellectual property litigation is expensive, complex and inherently uncertain. If we or our licensors are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party, which may not be available on commercially reasonable terms or at all, to pay damages, including treble damages and attorneys’ fees if we are found to have willfully infringed, to cease developing, manufacturing or commercializing the infringing products or technologies, or to redesign our products or processes, which may be impossible or commercially impractical. Even if we ultimately prevail, any litigation could be costly, time-consuming and divert management’s attention from our business, and could harm our reputation.

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The patent position of biotechnology and cell therapy companies is generally highly uncertain and involves complex legal and factual questions that are often the subject of litigation and administrative proceedings, and changes in patent law could increase the uncertainties and costs surrounding the prosecution, enforcement and defense of the patents licensed to us and those owned by our licensors.

Contractual arrangements with licensors, manufacturers, collaborators or other third parties may require us to pay royalties, milestone payments and other amounts based on the development and commercialization of our product candidates, which would reduce the economic value and profitability of any products we may successfully develop and commercialize.

Even if we obtain regulatory approval for and successfully commercialize one or more of our cell therapy product candidates, we may be required to make royalty or other payments to our licensors, manufacturers, collaborators or other third parties based on net sales or other performance metrics. As a result, we would not be entitled to retain all of the revenues generated from commercial sales of such products. In addition, we are contemplating the use of third-party manufacturers for cell supply, processing, incubation, activation and other activities, which, among other risks, presents potential manufacturing supply and reliability issues, quality and regulatory compliance risks, and intellectual property infringement risks.

We have limited experience in manufacturing and commercializing cell therapy products and must rely on third parties for key technologies and manufacturing capabilities, which exposes us to significant risks.

Cell therapy treatments, including stem cell-based approaches and exosome products, are relatively new in the marketplace. We are researching, developing and planning to pursue the commercialization of cell therapy treatments (including exosome products), but we have limited or no experience manufacturing commercial-scale cell therapy products, establishing supply chains, or marketing and selling such products. We expect to rely on collaborative partners and contract development and manufacturing organizations (“CDMOs”) for cell sourcing, processing and manufacturing, and on other third parties, including PGB, for specialized technologies. The number of third-party manufacturers with the expertise, technology, regulatory approvals and facilities necessary to manufacture cell therapy products, particularly those involving stem cells and exosomes, is very limited. As a result, we have limited options in selecting manufacturing partners and may be highly concentrated in our reliance on one or a small number of CDMOs for critical manufacturing activities. If any of our manufacturing partners experiences capacity constraints, operational difficulties, regulatory compliance issues, financial distress, natural disasters, pandemics or other business interruptions, or elects to discontinue its relationship with us or to prioritize other customers’ products over ours, we may have significant difficulty identifying and qualifying alternative manufacturers in a timely manner, if at all, which could cause substantial delays in our development timelines and commercialization plans. In addition, the development and scale-up of manufacturing processes for cell therapy products often involves close collaboration between us and our CDMOs, which may result in the creation of jointly owned or CDMO-owned intellectual property relating to manufacturing processes, formulations, analytical methods or other technologies. Our agreements with CDMOs may not adequately address ownership of improvements, derivatives, or jointly developed intellectual property, or may grant the CDMO rights that limit our ability to use such intellectual property. If such intellectual property is owned or co-owned by a CDMO, we may have limited or no rights to use that intellectual property with alternative manufacturers, which could further limit our ability to change manufacturers and could increase our dependence on, and the leverage of, our existing manufacturing partners. Any jointly developed intellectual property could also become subject to disputes regarding ownership, rights to use, licensing obligations or inventorship, which could be costly and time-consuming to resolve and could delay or prevent our ability to manufacture our product candidates. We may also be required to pay additional royalties or fees to CDMOs for the use of jointly developed intellectual property, further reducing our profitability. Among other risks, reliance on third parties presents potential supply and capacity constraints, quality and regulatory compliance risks, intellectual property infringement risks, technology transfer challenges, and could expose us to the consequences of their business, regulatory or financial difficulties. Any of these factors could materially delay or prevent the development and commercialization of our product candidates and adversely affect our business, financial condition and results of operations.

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We have limited clinical development and regulatory experience, and clinical trials are expensive, time-consuming and inherently uncertain; failure to successfully design and conduct clinical trials could materially harm our business.

Due to the relatively early stage of our product candidates and cell therapy platforms, we have not yet invested significantly in internal clinical operations and regulatory infrastructure, including capabilities to design, initiate, monitor and manage animal or human clinical trials. We cannot assure you that we will be able to build or access these capabilities successfully or on the timelines we anticipate. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and oversight. We have not yet had an IND accepted by the FDA. We have engaged with the FDA at the pre-IND stage, and the FDA may require us to modify our proposed trial design, conduct additional nonclinical studies or CMC work, or address other issues before accepting any IND for filing or allowing us to initiate clinical trials. The Company has engaged with the FDA regarding its product development plans. In a meeting held on December 17, 2025, and in subsequent correspondence dated January 27, 2026 (Serial Number SN0003), the FDA provided feedback regarding the Company’s proposed clinical trial design and regulatory pathway. Clinical trials can take many years to complete, and failure can occur at any time. We may encounter problems that require us to suspend, delay, modify or terminate clinical trials. Regulatory authorities, including FDA, may also suspend or terminate our clinical trials at any time for safety, compliance or other reasons. Any such developments could materially delay or prevent the development and commercialization of our product candidates and harm our business.

The outcome of product testing is inherently uncertain, and any future clinical trials we may conduct may not be successful. We may not be able to demonstrate the safety and efficacy of our product candidates to the satisfaction of regulatory authorities, which could prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approval for the commercial sale of any human therapeutic product, our product candidates must undergo extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. Any future clinical trials of our product candidates, including those we may conduct under future INDs, or those conducted by our licensees or collaborators, may not demonstrate the safety or efficacy of such products at all or to the extent necessary to obtain regulatory approvals. Similarly, testing may not be completed in a timely manner, if at all, and may be subject to significant unexpected costs, delays or both. Our product candidates may not prove to be more effective, safer or more convenient than existing therapies. As a result, we may have to delay, modify or abandon efforts to research, develop or obtain regulatory approval to market our product candidates. Any failure to adequately demonstrate the safety and efficacy of our product candidates under development could delay or prevent regulatory approval and materially harm our business, financial condition and results of operations.

Even if we successfully develop and obtain regulatory approval for one or more therapeutic applications using our cell technologies, we may not achieve commercial success, and we may not be able to build a commercially viable and profitable business based on such products.

Cell therapy and related biotechnologies are rapidly evolving fields, and scientific and technological developments may render our technologies or product candidates obsolete or less competitive. While our product candidates may appear promising based on our current data, they may fail to be successfully commercialized for numerous reasons, including the development of more effective or less costly therapies by others, unforeseen safety or efficacy issues, changes in standard of care, or shifts in payer or provider preferences. There can be no assurance that we will be able to develop commercially successful therapeutic applications for our technologies.

Our industry is characterized by rapid technological change, frequent new product introductions and evolving standards, which could render our technologies or product candidates obsolete or noncompetitive.

Our future success will depend, in part, on our ability to anticipate and respond to these changes on a timely and cost-effective basis and to pursue new market opportunities that may arise from scientific and technological advances. These new opportunities may be outside the scope of our current expertise or in areas with unproven market demand. Our inability to successfully adapt to changing technologies, to develop and commercialize new or improved products in a timely manner, or to gain market acceptance for our technologies and product candidates could adversely affect our business and operating results.

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If the medical relevance, safety and efficacy of cell therapy and exosome-based approaches are not adequately demonstrated or are not accepted by the medical community, regulators, payors or patients, demand for our potential therapeutic products and services may be limited, and our ability to enter into development and commercialization collaborations may be adversely affected.

Some of the potential therapeutic products and services we hope to develop involve novel and unproven scientific approaches or involve applications in markets that we are only beginning to explore. The scientific and medical communities’ understanding of the role of cell therapies and exosome-based products in treating disease remains limited and continues to evolve. We cannot be certain that these approaches will be accepted by healthcare providers, patients, regulators, payors, diagnostic, pharmaceutical or biotechnology companies, or by any other potential market or industry segment. Even if our product candidates receive regulatory approval, the degree of market acceptance will depend on a number of factors, including the clinical indications for which they are approved, their perceived advantages over existing therapies, safety profile, cost, reimbursement and the effectiveness of our or our partners’ sales and marketing efforts.

Our ability to grow and achieve our business objectives depends on our ability to attract, retain and motivate key personnel, and we may not be able to do so.

Our success depends on our ability to identify, attract, hire, train, retain and motivate highly qualified personnel, including scientific, clinical, regulatory, technical, manufacturing, finance and managerial personnel. Competition for such qualified personnel in the biotechnology and pharmaceutical industries is intense, particularly in the cell therapy and exosome fields, and we may not be successful in attracting and retaining these employees. The demands of operating as a public company may also place additional burdens on our management and key personnel. If we cannot attract and retain the personnel we require, we will not be able to advance our development programs, build the infrastructure necessary to support commercialization, or execute our business strategy. In addition, the loss of any member of our senior management team, key employees, scientists or physician collaborators, or our inability to recruit suitable replacements on a timely basis, could adversely affect our business, financial condition and results of operations.

We do not maintain key person life insurance or other insurance coverage that would adequately compensate us for the loss of our key personnel, and our operations could be significantly disrupted if we lose the services of one or more key individuals.

Our success depends heavily on the continued service and performance of our key management, scientific and technical personnel, including our Co-Chief Executive Officers, Chief Financial Officer, Chief Scientific Officer and other members of our senior management team. These individuals possess specialized knowledge, expertise and relationships that are critical to our operations, including knowledge of our product candidates and technologies, relationships with regulatory authorities, manufacturing partners, licensors and other key stakeholders, and understanding of our strategic direction and business plans. The loss of services of one or more of these key individuals due to death, disability, resignation, retirement, competition from other employers or other reasons could significantly disrupt our operations, delay our development programs, impair our ability to raise additional capital, harm our relationships with third parties and adversely affect our ability to execute our business strategy. We do not currently maintain key person life insurance or other insurance policies on any of our executive officers or other key employees that would provide us with adequate proceeds in the event of their death or disability. As a result, we would not receive any financial compensation to offset the costs of recruiting and training replacement personnel or the potential loss of business, relationships or institutional knowledge resulting from the loss of key personnel. In addition, certain of our key personnel, including Mr. Chiu and other members of senior management, have significant equity ownership in our Company and in related entities, including PGB, Stem Med, and PGG, which could create additional complications in the event of their death or disability, including potential disputes over control of such entities, uncertainty regarding the continuation of license agreements or other commercial relationships with such entities, and potential conflicts among their heirs or estates regarding the management or disposition of their interests in the Company and related entities. Our inability to attract and retain qualified replacements for key personnel on a timely basis, or at all, could materially harm our business, financial condition, results of operations and prospects.

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We rely on non-employee consultants, advisors, research institutions and other third parties for important aspects of our research and development activities, and if these relationships are not successful or are disrupted, our business could be adversely affected.

We rely on and have relationships with scientific and clinical consultants at academic and other institutions, contract research organizations (“CROs”), and other advisors with expertise in clinical development, regulatory affairs, manufacturing and other matters. These consultants and third parties are not our employees and may have commitments to, or consulting or advisory arrangements with, other entities, including those that may compete with us, which could limit their availability to us. We have limited control over the activities of these third parties, and, except to the extent provided in our collaboration, consulting or services agreements, we can only expect limited amounts of their time to be dedicated to our programs. If these third parties do not perform their obligations in accordance with our expectations, the terms of our agreements or regulatory requirements, or if they prioritize competing engagements, the development of our product candidates may be delayed or otherwise adversely affected.

Pandemics, public health crises, geopolitical conflicts, natural disasters and other global disruptions could materially and adversely affect our business, including our ability to conduct preclinical studies and clinical trials, maintain our supply chain and manufacturing operations, raise capital and retain personnel.

Our business could be materially and adversely affected by pandemics, epidemics or other public health crises, such as the COVID-19 pandemic, or by geopolitical events, military conflicts, trade disputes, natural disasters, climate events, terrorist attacks, cyberattacks or other global disruptions. Such events could delay or prevent us from conducting preclinical studies or clinical trials, including by limiting the availability of clinical trial sites, investigators and patients, restricting travel or imposing quarantine requirements, disrupting healthcare systems and regulatory agency operations, or causing potential clinical trial participants to avoid or defer enrollment. Our reliance on third-party manufacturers, suppliers and logistics providers, many of which may be located outside the United States or in geographically concentrated regions, makes us vulnerable to supply chain disruptions that could delay or prevent the manufacture or shipment of our product candidates, raw materials, reagents, equipment or other critical supplies. Public health crises or global disruptions could also limit the availability or increase the cost of raw materials, shipping and logistics services, and could cause our manufacturing partners or suppliers to experience operational difficulties, labor shortages, financial distress or insolvency. In addition, such events could disrupt the operations of regulatory authorities, including FDA, which could delay our ability to obtain feedback on our development programs, submit regulatory filings, receive regulatory approvals or maintain compliance with regulatory requirements. Market volatility, economic downturns and disruptions in financial markets caused by global crises could impair our ability to raise capital on acceptable terms or at all and could increase our cost of capital. Restrictions on business operations, travel limitations, remote work requirements and social distancing measures could also adversely affect our ability to recruit and retain qualified personnel, maintain productivity and company culture, conduct business development activities and execute our strategic plans. We do not maintain business interruption insurance or other insurance coverage that would fully compensate us for losses resulting from such global disruptions. The extent to which any pandemic, geopolitical event or other global disruption impacts our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and difficult to predict.

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Certain of our directors, officers and significant stockholders have interests in other businesses, including entities with which we have important relationships, which may create or appear to create conflicts of interest.

One or more of our directors, officers and/or significant stockholders, including, without limitation, Mr. Chiu, own and operate, and may continue to own and operate, other business enterprises that may from time to time compete or do business with us. These activities may create or appear to create conflicts of interest when such persons are faced with decisions that could have different implications for us and for the other entities with which they are affiliated, including PGB (our licensor for critical patent, proprietary know-how, trademark, and other intellectual property rights), PGG and Stem Med (which controls PGB). For example, Mr. Chiu’s control of entities that license intellectual property to us may create conflicts regarding the terms of such licenses, the prosecution and maintenance of licensed intellectual property, decisions regarding sublicensing or licensing to our competitors, and the allocation of business opportunities between the Company and such related entities. Our policies and procedures may not be sufficient to identify and prevent or mitigate all potential conflicts of interest, and the existence of these relationships could result in arrangements or transactions that are not on arm’s-length terms and that may not be favorable to us or our other stockholders. We have entered into, and expect to continue to enter into, material agreements with related parties, including the PGB Patent License, the PGB Trademark License, and agreements with service providers that may be affiliated with our directors or officers, and such agreements may contain terms that are less favorable to us than we could obtain from unaffiliated third parties.

We face cybersecurity and data privacy risks that could result in the compromise of confidential or proprietary information, regulatory enforcement actions, litigation, reputational harm and significant costs, any of which could adversely affect our business and operations.

In the ordinary course of our business, we collect, store, transmit and otherwise process proprietary, confidential and sensitive information, including intellectual property, trade secrets, preclinical and/or clinical trial data (if and when we conduct such trials), regulatory submissions and correspondence, information regarding our employees, collaborators, suppliers and other third parties, personal information and protected health information subject to privacy regulations, and business and financial information. We rely on information technology systems, networks, and third-party service providers to support our operations, including research and development activities, regulatory compliance, financial reporting, communications and other business functions. These systems and the information they contain are subject to cybersecurity threats, including but not limited to ransomware attacks, phishing attacks, denial-of-service attacks, malware, social engineering, employee or insider theft or misuse, human or technological error, and other security incidents. As a biotechnology company operating in an increasingly digital environment, we may be an attractive target for cyberattacks by hackers, foreign governments, competitors, disgruntled employees or other malicious actors seeking to obtain our proprietary information, disrupt our operations or damage our reputation. In addition, our reliance on third-party service providers, including contract manufacturers, CROs, cloud service providers, information technology vendors and other business partners, increases our exposure to cybersecurity risks, as we have limited control over the security practices of these third parties and could be adversely affected by security incidents affecting their systems. A significant cybersecurity incident could result in the theft, destruction, loss, unauthorized disclosure, corruption or unavailability of our confidential or proprietary information, which could harm our competitive position, delay our development programs, result in violation of our contractual obligations to licensors or other third parties, expose us to liability under data protection laws or other regulations, or require us to incur significant costs to investigate, remediate and notify affected parties. We are also subject to an evolving landscape of data privacy and security laws and regulations in the United States and internationally, including laws governing the collection, use, disclosure, retention and security of personal information and health information, such as the Health Insurance Portability and Accountability Act (HIPAA), state data breach notification laws, the California Consumer Privacy Act (CCPA), the European Union General Data Protection Regulation (GDPR) and other similar laws. Compliance with these laws is complex, costly and subject to changing interpretation, and any failure to comply could result in significant regulatory fines, enforcement actions, litigation, contractual damages and reputational harm. While we have implemented security measures designed to protect our information technology systems and data, these measures may not be sufficient to prevent or detect all security incidents, and we may not have adequate insurance coverage to compensate us for losses resulting from cybersecurity incidents or data privacy violations. Any significant cybersecurity incident or data privacy violation could materially harm our business, financial condition, results of operations, reputation and prospects.

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The regulatory framework for exosome-based cosmetic products is evolving, and regulators may determine that our Étrive skin solutions products are subject to additional or different regulatory requirements, which could increase our costs, delay commercialization or limit our ability to market these products.

We are developing and commercializing exosome-based cosmetic products under the “Étrive skin solutions” brand. We have not obtained regulatory approval or clearance from the FDA for these products because, based on our current understanding of applicable FDA requirements, products marketed solely for cosmetic purposes and without drug or therapeutic claims are generally not subject to FDA premarket approval requirements. However, the regulatory framework governing exosome-based products is evolving, and it is possible that FDA or other regulatory authorities could determine that some or all of our Étrive skin solutions products, or their marketing claims, fall within the definition of a drug, biologic or other regulated product category that requires pre-market approval, rather than a cosmetic, based on their composition, route of administration, intended use or other factors. If regulators were to make such a determination, we could be required to cease commercialization until we obtain the necessary regulatory approvals, seek additional regulatory approvals through costly and time-consuming processes, change product formulations, modify or limit our marketing claims, conduct additional testing or comply with other regulatory requirements applicable to drugs or biologics, any of which could be costly and time-consuming and could delay, limit or prevent our ability to commercialize these products. We could also be subject to enforcement actions, including warning letters, product seizures, injunctions, civil penalties or criminal prosecution. In addition, our advertising, labeling, social media and other promotional activities are subject to scrutiny by FDA, the Federal Trade Commission and other regulators, as well as competitors and consumers, and any determination that our marketing practices are improper or violate applicable laws could result in similar consequences.

Our commercialization of exosome-based cosmetic products under the Étrive skin solutions brand depends on third-party marketing, fulfillment and distribution arrangements, and if these relationships are not successful or are disrupted, our cosmetics business could be adversely affected.

We entered into a marketing support agreement and a fulfillment agreement with third party service providers to support the commercialization of our Étrive skin solutions exosome-based cosmetic products. Specifically, we entered into a Marketing and Support Service Agreement dated as of January 28, 2026 with Polite Society Enterprises Inc. (“Polite Society”) for the provision of sales and marketing support services, including facilitation of a Med SPA demonstration center and related activities, and a Fulfillment Center Service Agreement dated as of January 28, 2026 with JR Rapid Print Inc. (“JR Print”) for the provision of fulfillment center services, facility hosting, inventory storage and logistics support. Rita YuKa Wong, the spouse of our Co-Chief Executive Officer and Chairman, Daniel Chiu, is a principal of both Polite Society and JR Print. We also anticipate entering into additional distributor or reseller agreements in various territories. Our ability to successfully commercialize Étrive skin solutions products depends, in part, on these third parties performing their obligations, including conducting effective marketing campaigns, maintaining adequate inventory, meeting fulfillment timelines and complying with applicable laws and regulations. If any of these third parties fails to perform as expected, experiences financial or operational difficulties, or terminates its agreement with us, we may not be able to find suitable alternatives on commercially reasonable terms or at all, which could delay or impair our ability to grow our cosmetics business. In addition, our reliance on distributors means that we may have limited visibility into end-user demand and may be exposed to credit or collection risks.

Problems with or adverse events related to our Étrive skin solutions cosmetic products could damage our reputation and negatively affect our therapeutic development business.

If consumers experience or perceive adverse reactions, quality issues or other problems with our Étrive skin solutions products, or if we are required to conduct a recall or corrective action, our reputation could be damaged, which could in turn adversely affect demand not only for our cosmetic products but also for any future therapeutic products we seek to develop and commercialize. Negative publicity regarding exosome-based products generally, whether or not attributable to us, could also harm our brand and reduce acceptance of our technologies.

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The “Étrive” trademark and potentially other trademarks we use or intend to use in connection with our exosome-based cosmetic product lines have not been registered with the U.S. Patent and Trademark Office or in any foreign jurisdiction, and trademark applications for these marks may not have been filed.

We rely on PGB, an affiliate controlled by Stem Med, to own and license to us trademark rights in the Étrive mark and other marks under the PGB Trademark License. However, there can be no assurance that PGB will file trademark applications for the Étrive mark or other marks we use or intend to use, that any such applications will be allowed to proceed to registration, that PGB will obtain trademark registrations in the jurisdictions important to our business, or that any registrations, if obtained, will provide adequate protection against third-party use of confusingly similar marks. Without registered trademark rights, our ability to prevent third parties from using the Étrive name or confusingly similar names is significantly limited, and we may be unable to build strong brand recognition or may face increased competition or consumer confusion. In addition, third parties may have prior rights in the Étrive name or similar names that could prevent PGB from obtaining registrations or that could give rise to opposition or cancellation proceedings, infringement or unfair competition claims against us or PGB. If PGB is unable to obtain or maintain trademark protection for the Étrive mark, or if the PGB Trademark License is terminated, expires or is otherwise unavailable to us, we could be forced to rebrand our Étrive skin solutions product line, which would require us to discard existing packaging, labeling, marketing materials, inventory and other branded assets, incur significant costs to redesign and produce new materials, and invest substantial time and resources in building awareness and market acceptance of a new brand. Any such rebranding efforts could result in loss of customer recognition and goodwill, confusion in the marketplace, reduced sales, and material harm to our cosmetics business and our reputation.

We may incur costs and other adverse consequences arising from third-party litigation, subpoenas and allegations regarding confidential information, including in connection with the Sha v. DiaCarta litigation.

We are subject to risks arising from litigation involving third parties, including Sha v. DiaCarta, and from claims regarding confidential information and related subpoenas, which could result in additional costs, obligations, limitations on our use of information, litigation or other adverse outcomes.

We have been identified in connection with litigation styled Sha v. DiaCarta, which is pending in the Superior Court of California, County of Alameda. The plaintiff, Mr. Sha, previously served as Chief Technology Officer of DiaCarta, a precision medicine diagnostics company. He provided informal, unpaid advice to Stem Med regarding published academic biotechnology studies, including studies relating to stem cells. Following his separation from DiaCarta, he was subsequently employed by PGUS as Vice President of Molecular Biology and retired from PGUS in April 2026. PGUS is not a party to the litigation.

According to the allegations in the litigation, Mr. Sha has asserted claims against DiaCarta arising out of his former employment relationship with DiaCarta, including claims for failure to pay wages, waiting time penalties, unjust enrichment, unfair competition, breach of contract and fraud. After Mr. Sha filed his complaint against DiaCarta, PGUS received a letter dated September 25, 2024 on behalf of DiaCarta concerning Mr. Sha, alleged confidential information of DiaCarta and Mr. Sha’s relationship with PGUS. PGUS denies the allegations set forth in the letter and did not respond to the letter.

PGUS subsequently received a deposition subpoena in the Sha v. DiaCarta matter and, on or about December 2, 2024, produced certain documents in response to the subpoena. The documents produced included, among other things, communications between PGUS or its affiliates and Mr. Sha, as well as communications relating to published academic biotechnology research studies. On July 10, 2025, DiaCarta filed a voluntary petition for bankruptcy in the United States Bankruptcy Court, and on July 11, 2025, a notice of bankruptcy and automatic stay was filed in the Sha v. DiaCarta litigation.

Although PGUS is not currently a party to the litigation and has not received any claim against it arising out of the matters described above, PGUS could be required to provide additional discovery, respond to further subpoenas or requests for information, or otherwise become more involved in the matter. Any such involvement could result in additional legal expenses, management distraction and other costs. In addition, if claims were asserted against PGUS or its affiliates arising out of the matters that are the subject of the litigation, PGUS could incur further defense costs and be subject to potential liability.

Certain of our executive officers and directors have outside business interests and affiliations that may create competing demands on their time and potential conflicts of interest.

Following the Business Combination, certain of our executive officers and directors are expected to continue to hold positions with other entities and businesses. For example, Daniel Chiu, who is expected to serve as our Chief Executive Officer and a director, is expected to continue serving as Chairman of PGG, the controlling stockholder of PGUS, as an officer and director of Stem Med, and as manager of PGB, which licenses intellectual property to PGUS. Although these entities currently have limited day-to-day operations and Mr. Chiu expects to devote a substantial portion of his business time to Pubco, he will continue to have responsibilities to these entities and may be required to allocate time among them. Dora E. Chan, who is expected to serve as a director of Pubco, is also employed by a public accounting firm and provides accounting services to that firm’s clients.

As a result of these outside positions and relationships, our executive officers and directors may face competing demands on their time and attention. In addition, actual or potential conflicts of interest may arise with respect to business opportunities, strategic transactions, financing arrangements, related-party transactions, intellectual property matters and other decisions involving Pubco and its affiliated entities. For example, Mr. Chiu’s positions with Stem Med and PGB may create situations in which the interests of those entities differ from the interests of Pubco or its stockholders. Although we expect to implement corporate governance policies and procedures designed to address conflicts of interest when they arise, such measures may not be effective in all circumstances. Any failure by management to devote sufficient time and attention to our business or any unresolved conflict of interest could adversely affect our business, financial condition and results of operations.

Risks Related to Compliance with Law, Government Regulation and Litigation

Our business is subject to extensive regulation by the FDA and other regulatory authorities, and failure to obtain or maintain required approvals could prevent or delay the development and commercialization of our product candidates.

Our research, development and potential commercialization activities are subject to extensive regulation by the U.S. FDA and comparable foreign regulatory authorities. These regulations govern, among other things, the design, conduct and monitoring of preclinical studies and clinical trials; the manufacturing, quality control and assurance of product candidates; product labeling, advertising and promotion; storage, distribution and import or export of biological materials; and post-approval monitoring and reporting obligations.

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We have not received regulatory approval for any product candidate, and there can be no assurance that we will be able to obtain or maintain regulatory approval for any product candidate on a timely basis or at all. Regulatory approval processes are lengthy, expensive, uncertain and subject to change, and may differ substantially based on the type, complexity and novelty of a product candidate. Failure to comply with applicable regulatory requirements, or delays or setbacks in the regulatory review process, could result in clinical holds, rejection of regulatory submissions, refusal to approve product candidates, enforcement actions or the inability to advance our development programs, any of which could materially adversely affect our business, financial condition and prospects. Our regulatory obligations also extend to third-party manufacturers, suppliers and service providers on whom we rely, and we remain responsible for ensuring that such third parties comply with applicable regulatory requirements.

The regulatory landscape for stem cell- and exosome-based therapies is evolving and uncertain, which may increase the time, cost and risk of developing our product candidates.

Stem cell- and exosome-based therapies are subject to heightened regulatory scrutiny, and the regulatory frameworks applicable to these technologies continue to evolve. Regulatory authorities may adopt new laws, regulations, guidance or interpretations that impose additional or different requirements on the development, manufacturing, testing or use of such therapies. These changes may be implemented with limited advance notice and may be applied inconsistently across jurisdictions or retroactively to ongoing development programs.

Because regulatory approaches to cell therapy and exosome-based products are still developing, we may face uncertainty regarding the appropriate regulatory classification of our product candidates, the scope of data required to support regulatory submissions, or the standards that regulators will apply in reviewing our development programs. Regulatory uncertainty could require us to modify development plans, conduct additional studies, redesign manufacturing processes or abandon certain programs, which could increase development costs, delay timelines or materially adversely affect our ability to bring product candidates to market.

Failure to comply with IND, clinical trial and manufacturing requirements could delay or prevent the development of our product candidates.

Before initiating clinical trials, we must submit an IND application to the FDA and obtain regulatory authorization. Regulatory authorities may require additional preclinical studies, modifications to proposed clinical trial protocols, or changes to our CMC processes before allowing clinical trials to commence or continue. Even after an IND becomes effective, regulatory authorities may impose clinical holds, request additional data or require protocol amendments that delay or disrupt development.

We expect to rely on third-party CDMOs and other collaborators for cell sourcing, processing, manufacturing and supply of our product candidates, as well as on other third parties for specialized technologies. We have limited experience overseeing third-party manufacturing at commercial scale, and our reliance on these third parties increases the risk that manufacturing or processing activities may not be performed in accordance with regulatory requirements, timelines or quality specifications. Any failure by our third-party manufacturers or service providers to comply with applicable regulatory requirements, or any disruption, delay or quality issue in third-party manufacturing or supply, could result in delays to our development programs, increased costs, regulatory enforcement actions or the inability to advance or commercialize our product candidates.

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Compliance with applicable laws and regulations is costly and time-consuming and may divert management attention from our core business activities.

We are subject to a broad range of laws and regulations applicable to our operations, including those governing laboratory practices, data integrity, privacy and cybersecurity, environmental health and safety, employment and labor matters, export controls and sanctions, and anti-corruption and trade compliance. Compliance with these laws and regulations requires significant management attention, financial resources and operational oversight.

Our reliance on third-party manufacturers, CDMOs and other service providers further increases the complexity of our compliance efforts and may require additional coordination, monitoring and oversight. Changes in applicable laws or regulatory enforcement priorities may further increase compliance costs or require us to modify our business practices, systems or internal controls. These efforts may divert management’s time and attention away from our core development activities and could adversely affect our operational efficiency, financial condition and results of operations.

We may be subject to regulatory enforcement actions, investigations or litigation, which could result in significant penalties and harm our business and reputation.

Failure to comply with applicable laws and regulations may result in regulatory enforcement actions by governmental authorities, including warning letters, fines, penalties, injunctions, clinical holds or other sanctions. In addition, we may become subject to civil litigation, including product liability claims, employment-related claims, intellectual property disputes or disputes with collaborators, vendors or service providers.

Regulatory investigations and litigation, regardless of merit, can be costly, time-consuming and disruptive to our operations, and may divert management attention away from our business. Adverse outcomes could result in monetary damages, reputational harm, restrictions on our activities or additional regulatory oversight, any of which could materially adversely affect our business, financial condition and prospects.

Our current and future operations outside the United States may expose us to additional regulatory and compliance risks.

To the extent we conduct research, development, manufacturing or other activities outside the United States, or seek regulatory approvals in foreign jurisdictions, we will be subject to foreign laws and regulatory requirements that may differ significantly from those in the United States. These requirements may be more complex, less predictable or more burdensome, and may change frequently.

Compliance with foreign regulatory regimes may increase development costs, delay regulatory approvals or limit our ability to conduct activities in certain jurisdictions. Failure to comply with foreign laws and regulations could result in fines, penalties, delays, restrictions on our operations or the inability to conduct business internationally, which could adversely affect our business and prospects.

If we fail to adapt to changes in laws, regulations or regulatory expectations, our business could be adversely affected.

The laws, regulations and regulatory expectations applicable to our business are subject to change, including through new legislation, rulemaking, guidance, judicial decisions or shifts in enforcement priorities. We may not be able to anticipate or respond effectively to such changes on a timely basis.

Failure to adapt our operations, compliance programs, third-party oversight or development strategies to evolving regulatory requirements could result in increased costs, delays in our development programs or adverse regulatory actions. Any such failure could materially adversely affect our business, financial condition, results of operations and prospects.

Information and documentation about our IMSR Plant design in the course of any design-specific licensing, certification, approval or similar process, or in the course of facility-specific licensing. There is a risk that regulators may require additional information regarding the IMSR Plant’s behavior or performance that necessitates additional, unplanned analytical and/or experimental work which could cause schedule delays and require more research and development funding.

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We may become involved in litigation that may materially adversely affect our business, financial condition and results of operations.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources from the operation of our business and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, from time to time, we may settle disputes, even where we believe that we have meritorious claims or defenses. We are currently not a party to any material litigation. However, if any legitimate cause of action arose which was successfully prosecuted against us, the operations, results of operations or financial condition of the Company could be adversely affected. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Risks Related to DTCS’s Business and the Business Combination

DTCS is a blank-check company with a limited operating history and no ongoing business other than identifying and effecting a business combination, and investors must rely on the ability of DTCS’s management and sponsors to identify, evaluate and complete a suitable transaction.

DTCS was formed solely to effect a business combination and, prior to the consummation of the Business Combination, has had no material operations other than those incidental to its formation, the IPO and the pursuit of a business combination. Because DTCS has no operating history upon which to base an evaluation of its prospects, an investment in DTCS’s securities involves significant risks, including the risk that DTCS will not be able to identify a suitable target, that management’s evaluation of potential targets will be incorrect or incomplete, or that DTCS will complete a business combination that does not achieve the anticipated strategic or financial objectives. The limited operating history and SPAC structure also mean that investors will not have the benefit of the type of independent, underwriter-led due diligence and market testing that typically accompanies a traditional underwritten initial public offering, and the disclosures made in connection with the Business Combination may not reveal all facts that would be material to an investment decision.

The amount of cash available to the Pubco at closing will depend on the balance of DTCS’s trust account and the number of public stockholders who elect to redeem, and substantial redemptions could materially reduce the Pubco’s available capital.

DTCS deposited the net proceeds of its IPO into a trust account for the benefit of its public stockholders. The cash available to the Pubco at closing will equal the Trust Account balance less amounts paid to redeeming public stockholders and less transaction expenses and permitted withdrawals. A significant number of redemptions by DTCS public stockholders will reduce the cash available at closing and could require the Pubco to obtain alternative financing on potentially unfavorable terms, renegotiate transaction terms, reduce planned capital expenditures or working capital. The uncertainty as to the amount of cash that will be available at closing may also make it more difficult for investors to evaluate the Pubco’s post-closing capital structure and prospects.

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Funds held in the Trust Account may be subject to third-party claims or bankruptcy proceedings, which could reduce the per-share liquidation distribution or the cash available to the Pubco.

Although DTCS may obtain waivers from certain vendors and counterparties disclaiming any right, title or interest in the Trust Account, such waivers may not be enforceable in all circumstances and third parties may assert claims or liens against DTCS or the Trust Account. In addition, if DTCS were to become subject to bankruptcy proceedings, Trust Account funds could be included in the bankruptcy estate and subject to claims of creditors with priority over public stockholders. Any reduction of Trust Account funds by third-party claims or bankruptcy proceedings could reduce the per-share distribution to public stockholders upon liquidation or the cash available to the Pubco at closing, with adverse consequences for investors.

DTCS’s sponsors, initial stockholders and certain affiliated parties have interests that may differ from those of public stockholders and may influence the timing, structure and terms of the Business Combination.

DTCS’s sponsors and initial stockholders hold founder shares and other securities and have entered into support, lock-up, sponsor-backstop or other agreements in connection with the IPO and the Business Combination. These parties may have waived certain redemption rights or otherwise agreed to terms that align their incentives with completing a transaction, which could create conflicts of interest when determining whether to proceed with, amend or terminate the Business Combination. The interests of these parties may result in the selection of a target, the negotiation of transaction terms or the timing of closing in a manner that is not necessarily aligned with the interests of DTCS’s public stockholders.

DTCS or its sponsors may provide short-term financing, loans or promissory notes to fund transaction expenses or to extend the SPAC’s combination deadline, and such financings may dilute public stockholders or otherwise affect the Pubco’s capital structure.

To pay transaction expenses, to fund working capital or to extend the period to complete a business combination, DTCS or its sponsors may enter into financing arrangements, including sponsor loans, promissory notes or other short-term financings. As of the date of this proxy statement/prospectus, DTCS has issued the following convertible promissory notes to the Sponsor: (i) on October 23, 2025, DTCS issued an unsecured promissory note to the Sponsor in the principal amount of $75,000, in exchange for the Sponsor depositing such amount into the Trust Account to fund the first monthly extension of the Business Combination Period (the “Extension Expenses”); and (ii) subsequent loans in the aggregate principal amount of $600,000 for additional monthly extension deposits, with an aggregate principal amount outstanding as of the date of this proxy statement/prospectus of $675,000. The promissory note referenced above does not bear interest, matures upon the closing of a business combination by DTCS, and may be converted by the Sponsor, at its election, into Private Units of DTCS at a price of $10.00 per unit. In addition, as of the date of this proxy statement/prospectus, DTCS had a temporary payable of $1,301,143.59 to the Sponsor, consisting of management fees, extension fees and expenses paid on behalf of DTCS, which balance is unsecured, interest-free, and, except with respect to the Note, no fixed repayment terms and will be repaid in cash by Pubco on or after the Closing.

If the Sponsor elects to convert all or any portion of the outstanding convertible promissory note into Private Units at the closing of the Business Combination, additional shares of Pubco Class A Common Stock will be issued to the Sponsor, which will dilute the ownership interest of public stockholders in Pubco. Assuming conversion of the full principal amount of the convertible promissory note at $10.00 per unit, the Sponsor would receive approximately [●] additional Private Units (and, upon exercise or conversion of the securities included therein, shares of Pubco Class A Common Stock). This would increase the Sponsor’s ownership percentage and correspondingly decrease the ownership percentage of public stockholders. In a maximum redemption scenario, the dilutive effect of such conversion would be more pronounced because fewer public shares would remain outstanding following redemptions.

The issuance of additional shares to the Sponsor upon conversion of the convertible promissory note could have a material adverse effect on the market price of Pubco Class A Common Stock following the Business Combination. The market price of Pubco Class A Common Stock may decline as a result of such share issuances, or in anticipation of such share issuances, due to the increased supply of shares available for trading. Additionally, the Sponsor may sell some or all of its shares (subject to any applicable lock-up restrictions) following the closing, and such sales, or the perception that such sales may occur, could further depress the market price of Pubco Class A Common Stock. Investors should consider the potential dilutive and price impact of these conversions when evaluating whether to vote in favor of the Business Combination or redeem their shares.

Furthermore, DTCS may issue additional convertible promissory notes to the Sponsor prior to the closing of the Business Combination to fund additional monthly extension deposits or other expenses, which would increase the aggregate amount convertible into Private Units and further increase the potential dilution to public stockholders. The terms of such future financings, and the potential for conversion into equity securities, could materially alter Pubco’s capital structure and should be carefully reviewed by investors prior to voting on or investing in the Business Combination.

DTCS’s obligations to prepare and file the Registration Statement on Form S-4, to obtain Nasdaq listing approval and to deliver financial statements audited under PCAOB auditing standards for the Company are material to closing and any delay or adverse determination could prevent or delay the Business Combination.

The parties’ obligations to close the Business Combination are conditioned on, among other things, the effectiveness of the Registration Statement on Form S-4 (including the inclusion of financial statements audited under PCAOB auditing standards for the Company), clearance of SEC comments, and Nasdaq’s approval of the listing of the Pubco’s Class A Shares. Delays in preparing or clearing the Registration Statement, adverse SEC comments, inability to obtain financial statements audited under PCAOB auditing standards, or failure to satisfy Nasdaq’s initial listing standards could delay or prevent the Business Combination or the listing of the Pubco’s securities, which could materially and adversely affect the Pubco’s business, prospects and liquidity.

The representations, warranties and covenants in the Business Combination Agreement are qualified by disclosure schedules and were negotiated for contractual allocation of risk rather than to provide comprehensive factual disclosure to investors.

The representations and warranties made by DTCS and the Company in the Business Combination Agreement are subject to the exceptions and qualifications set forth in the disclosure schedules and are intended to allocate contractual risk between the parties. These contractual statements are not a substitute for the disclosures that would be made in a traditional IPO prospectus prepared after an independent underwriter’s due diligence, and facts may exist that are not reflected in the disclosure schedules or public filings. Post-closing indemnity claims, adjustments or the discovery of facts inconsistent with the representations and warranties could result in material liabilities, remediation obligations or other adverse consequences for the Pubco and its stockholders.

The DTCS Board did not obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination.

The DTCS Board did not obtain a third-party fairness opinion in connection with its determination to approve the Business Combination. In analyzing the Business Combination, the Board and management of DTCS conducted due diligence on PGUS and researched the industry in which PGUS operates and concluded that the Business Combination was in the best interests of PGUS. Accordingly, investors will be relying solely on the judgment of the DTCS Board and the management of DTCS in valuing PGUS’s business, and the DTCS Board and management of DTCS may not have properly valued such business. The lack of a third-party fairness opinion may lead to an increased number of shareholders voting against the proposed Business Combination or demanding redemption of their shares for cash, which could potentially impact DTCS’s ability to consummate the Business Combination or adversely affect Pubco’s liquidity following the consummation of the Business Combination.

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DTCS’s redemption mechanics and procedural requirements may limit some public stockholders’ ability to exercise redemption rights and could affect the number of shares redeemed.

DTCS will require public stockholders who wish to redeem to comply with specified procedures, which may include physical tender of certificates or electronic delivery through DTC’s DWAC system by specified deadlines. Operational delays by brokers, DTC, transfer agents or other intermediaries could prevent some stockholders from timely exercising redemption rights, which may affect the number of shares redeemed and, consequently, the cash available at closing. The mechanics, deadlines and irrevocability of redemption elections are set forth in DTCS’s proxy/registration materials and trust agreement and should be carefully reviewed by stockholders.

DTCS and the Pubco may be subject to litigation, regulatory inquiries or other disputes arising from the Business Combination or the disclosures made in connection with the Transactions, which could be costly and divert management attention.

Significant corporate transactions, including SPAC business combinations, frequently give rise to stockholder litigation, derivative claims, regulatory inquiries and other disputes. Even if such matters are without merit, defending or resolving them could require substantial legal and other costs, divert management’s attention from business operations and harm the Pubco’s reputation and financial condition. The risk of litigation or regulatory scrutiny is heightened where there are disputes over disclosures, valuation, due diligence or conflicts of interest involving sponsors, initial stockholders or advisors.

There is a risk that the 1% U.S. federal excise tax may be imposed on us in connection with redemptions of Public Shares.

Subject to certain exceptions, Section 4501 of the Code imposes a 1% excise tax on any publicly traded domestic corporation that repurchases its stock (the “Excise Tax”). Because we will be a Delaware corporation as a result of the Redomestication Merger, and because our securities may trade on Nasdaq, we expect to be a “covered corporation” within the meaning of Section 4501 of the Code. Thus, it is possible that we will be subject to the Excise Tax with respect to any subsequent redemptions, including redemptions in connection with the Business Combination that are treated as repurchases for this purpose. However, subject to certain exceptions, the Excise Tax should not apply in the event of our complete liquidation.

The Excise Tax is generally imposed on the fair market value of the repurchased stock. Further, issuances of shares by a repurchasing corporation in a year in which such corporation repurchases shares may reduce the amount of Excise Tax imposed with respect to such repurchase. The Excise Tax is imposed on the repurchasing corporation itself, not the shareholders from which shares are repurchased. The imposition of the Excise Tax as a result of redemptions in connection with the Business Combination, if any, could reduce the amount of cash available to pay redemptions, which could cause the shareholders of the combined company to economically bear the impact of such Excise Tax. The extent of the Excise Tax that may be incurred will depend on a number of factors, including the fair market value of our shares redeemed, the extent to which such redemptions could be treated as dividends and not repurchases, and the interpretation of the final Treasury Regulations and other additional guidance from the U.S. Treasury that may be issued and applicable to the redemptions.

Although the final Treasury Regulations clarify certain aspects of the Excise Tax, the interpretation and operation of certain other aspects of the Excise Tax remain unclear. Moreover, because these regulations are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. The application of the Excise Tax to our particular circumstances is complex and may be subject to uncertainty, and there cannot be any assurance that the Excise Tax will not apply to redemptions of our Public Shares in connection with the Business Combination.

DTCS faces risks associated with non-U.S. ownership, including PRC connections, which may result in regulatory uncertainty, enforcement challenges, and potential adverse effects on our business and the value of our securities.

The Sponsor is owned by non-U.S. persons. Specifically, Infinity-Star Holdings Limited, a British Virgin Islands company, holds approximately 20% of the Sponsor’s outstanding shares, and Jin Xin, a resident of PRC, holds approximately 80% of the Sponsor’s outstanding shares. In addition, most of DTCS’s executive officers and directors are located outside the United States, are nationals or residents of non-U.S. jurisdictions, and a substantial portion of their assets is located outside the United States.

As a result, investors may encounter difficulties in effecting service of process upon these persons within the United States or enforcing judgments obtained in U.S. courts against them. The recognition and enforcement of U.S. court judgments in foreign jurisdictions, including the PRC, the British Virgin Islands, and other relevant jurisdictions, may be subject to significant legal and practical limitations, which could impair investors’ ability to seek remedies.

Although DTCS is not a China-based operating company, our Sponsor’s ownership by a PRC resident may subject us to risks associated with companies that have connections to the PRC. The PRC government has broad authority to regulate or intervene in the activities of entities and individuals with ties to China, and such intervention may occur at any time, with little or no advance notice. Changes in PRC laws and regulations could impose additional compliance requirements, restrictions, or obligations on DTCS or parties associated with it, which may adversely affect its operations, its ability to consummate a business combination, or the value of its securities.

Furthermore, to the extent that funds are held in or subject to jurisdictions with foreign exchange controls, including the PRC, there may be restrictions on DTCS’s ability to transfer funds across borders or to distribute earnings. Any such limitations could adversely affect DTCS’s liquidity, financial condition, and ability to deploy capital effectively.

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Risks Related to the Pubco Class A Common Stock

Because PGUS will become a public reporting company by means other than a traditional underwritten initial public offering, the Pubco’s stockholders may face additional risks and uncertainties.

PGUS 1 become a public reporting company, through Pubco, as a result of the Business Combination between DTCS and PGUS rather than through a traditional underwritten initial public offering. As a result, there will be no independent underwriter performing the type of third-party due diligence, market testing and distribution typically associated with an IPO. Although DTCS and PGUS have conducted due diligence and have engaged advisors in connection with the Business Combination, the absence of an underwriter-led offering process increases the risk that material information relevant to an investment decision may not have been uncovered or fully vetted prior to closing.

The market price of the Pubco Class A Common Stock is likely to be highly volatile, and you may lose some or all of your investment.

Following the Business Combination, the market price of the Pubco Class A Common Stock may be subject to wide fluctuations in response to a variety of factors, including, without limitation, the Pubco’s operating results and financial condition, the timing and success of commercialization of PGUS’s products, the level of redemptions by DTCS public stockholders, announcements of new products or services by the Pubco or its competitors, changes in applicable laws or regulations, the outcome of FDA approvals, general economic and market conditions, and investor perception of the Pubco’s prospects. Broad market or industry factors, including volatility in the market for SPAC-related securities, may also adversely affect the market price of the Pubco Class A Common Stock, regardless of the Pubco’s operating performance.

Volatility in the Pubco’s share price could subject the Pubco to securities litigation.

Historically, companies that experience significant volatility or declines in their stock price have faced securities class action litigation. Any such litigation or regulatory inquiry involving the Pubco could result in substantial defense costs, settlements or judgments, divert management’s attention and resources and harm the Pubco’s reputation and financial condition, whether or not the claims have merit.

If securities or industry analysts do not publish research or reports about the Pubco, or publish negative reports, the Pubco’s stock price and trading volume could decline.

The trading market for the Pubco Class A Common Stock will depend in part on the research and reports that securities or industry analysts publish about the Pubco. The Pubco will have no control over analysts’ decisions to initiate or discontinue coverage or to change their estimates or ratings. A lack of analyst coverage or negative analyst reports could reduce investor awareness and interest, impair the development of a liquid trading market for the Pubco Class A Common Stock and increase price volatility.

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Because the Pubco does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

The Pubco currently expects to retain any future earnings to fund operations, research and development, capital expenditures and debt service, and does not anticipate declaring or paying cash dividends on its Pubco Class A Common Stock for the foreseeable future. Investors seeking current income should not purchase the Pubco Class A Common Stock and should instead expect to rely on potential stock price appreciation, if any, for a return on their investment.

Future sales of the Pubco Class A Common Stock, or the perception that such sales could occur, may depress the market price of the Pubco Class A Common Stock.

Sales of a substantial number of shares of Pubco Class A Common Stock in the public market after the closing of the Business Combination, or the perception that such sales might occur, could depress the market price of the Pubco Class A Common Stock and could impair the Pubco’s ability to raise capital through the sale of additional equity securities. In addition, the expiration or termination of lock-up agreements, the exercise of outstanding options or warrants, the issuance of earn-out or contingent shares, or the registration of shares pursuant to registration rights agreements could increase the supply of shares available for sale and place downward pressure on the market price of the Pubco Class A Common Stock.

The Pubco’s public float and the concentration of ownership following the Business Combination may limit liquidity and make the market price more volatile.

Following the Business Combination, a significant portion of the Pubco’s outstanding shares will be held by former holders of PGUS equity, DTCS’s Sponsor, PIPE investors (if any) and other large stockholders who may be subject to lock-ups or otherwise not actively trade their shares. A relatively small public float or concentrated ownership could reduce the number of shares available for public trading, which may increase price volatility and make it difficult for investors to buy or sell shares at desired prices. When restricted shares become eligible for sale, the market could experience additional downward pressure on the stock price.

Holders of Pubco Class A Common Stock may experience immediate and substantial dilution.

The Business Combination contemplates the issuance of the Merger Consideration and Non-Redemption Warrants, the exchange of options and warrants, and the potential issuance of shares in connection with a potential PIPE or other financing arrangements. The number of shares issued in connection with the Business Combination and any subsequent financings will affect the Pubco’s capitalization and may substantially dilute the ownership interests of existing DTCS public stockholders. The extent of dilution will depend on variable factors, including the number of DTCS public stockholders who elect to redeem and the amount of any PIPE Financing.

Upon completion of the Business Combination, the market price for the Pubco’s securities may be affected by factors different from those that historically have affected DTCS.

Upon completion of the Business Combination, the results of operations of the Pubco will be affected by some factors that are different from those currently affecting the results of operations of DTCS. DTCS is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly. The Pubco, after the consummation of the Business Combination,. The Pubco’s business and results of operations after the consummation of the Business Combination will be affected by regional, country, and industry risks and operating risks to which DTCS prior to the Business Combination was not exposed. For a discussion of the business that is currently conducted and proposed to be conducted by the Pubco, see the section of this proxy statement/prospectus titled “Business and Certain Information of PGUS” and “Business and Certain Information about DTCS.”

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DTCS’s redemption mechanics and procedural requirements may limit some public stockholders’ ability to exercise redemption rights and could affect the cash available at closing.

DTCS will require public stockholders who wish to redeem to comply with specified procedures and deadlines (which may include physical tender of certificates or electronic delivery through DTC’s DWAC system). Operational delays by brokers, DTC, transfer agents or other intermediaries could prevent some stockholders from timely exercising redemption rights, which may affect the number of shares redeemed and, consequently, the cash available to the Pubco at closing. The irrevocability and timing of redemption elections are set forth in DTCS’s proxy/registration materials and trust agreement and should be carefully reviewed by stockholders.

Operating as a public company will increase costs and require significant management time and attention, which could adversely affect the Pubco’s business.

Following the Business Combination, the Pubco will be subject to public company reporting obligations, corporate governance requirements and compliance with the Sarbanes-Oxley Act and Nasdaq rules. These obligations will increase legal, accounting and other expenses and will require management to devote substantial time to compliance, investor relations and governance matters, which could divert attention from the Pubco’s business operations. The Pubco may also face increased difficulty and cost in obtaining directors’ and officers’ liability insurance and in attracting and retaining qualified board members and executives.

The Pubco’s management may have limited experience operating a public company, which could impair its ability to manage public company obligations.

Members of the Pubco’s management team may have limited experience managing a publicly traded company, interacting with public company investors and complying with the complex laws, rules and regulations applicable to public companies. If management is unable to effectively manage the Pubco’s public company obligations, the Pubco could experience reporting delays, internal control deficiencies, regulatory scrutiny and reputational harm, any of which could adversely affect the market price of the Pubco Class A Common Stock and the Pubco’s ability to access the public capital markets.

Failure to maintain effective disclosure controls and internal control over financial reporting could result in material misstatements, regulatory sanctions and loss of investor confidence.

The Pubco will be required to maintain disclosure controls and procedures and internal control over financial reporting. The process of documenting, testing and, if necessary, remediating internal controls is time-consuming and costly. If the Pubco identifies one or more material weaknesses in its internal control over financial reporting or fails to remediate existing deficiencies, it could be required to restate its financial statements, could be subject to regulatory enforcement actions and could suffer a loss of investor confidence that could materially and adversely affect the market price of the Pubco Class A Common Stock.

Forward-looking statements, projections and estimates included in disclosure materials are subject to risks and uncertainties and actual results may differ materially.

Any projections, forecasts or forward-looking statements included in the Registration Statement, proxy materials or other disclosure documents are based on assumptions and estimates that may prove to be incorrect. Actual results could differ materially from those projected due to a variety of factors, including those described in these risk factors and elsewhere in the Registration Statement. Investors should not place undue reliance on forward-looking statements and should carefully consider the risks and uncertainties described in this document.

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Risks Related to the Pubco Operating as a Public Company

Our management team may have limited experience operating a public company, which could impair our ability to satisfy public-company obligations.

Most members of the Pubco’s management team have limited experience managing a publicly traded company, interacting with public-company investors and complying with the complex laws, rules and regulations applicable to public companies. As a result, the Pubco may encounter difficulties in implementing the policies, procedures and internal controls necessary to meet its reporting, disclosure and governance obligations. The time and attention required to address these obligations could divert management’s focus from day-to-day business operations and strategic initiatives, which could adversely affect the Pubco’s business, financial condition and results of operations.

Operating as a public company will increase our costs and require significant management time and resources.

Following the closing of the Business Combination, the Pubco will incur additional legal, accounting, investor relations and other expenses that it did not incur as a private company. Compliance with the Sarbanes-Oxley Act, Nasdaq listing standards and other applicable securities laws and regulations will require the Pubco to implement and maintain enhanced disclosure controls, internal controls over financial reporting and corporate governance practices. These obligations are likely to increase the Pubco’s operating costs materially and may require the hiring of additional personnel and the retention of outside advisors, consultants and auditors, any of which could adversely affect operating results and cash flows.

We will be required to maintain effective internal control over financial reporting and to comply with Section 404, and failure to do so could harm investor confidence and the market price of our Pubco Class A Common Stock.

The Pubco will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to assess and report on the effectiveness of internal control over financial reporting and, depending on the Pubco’s status, may require an attestation report from the independent registered public accounting firm. Documenting, testing and, if necessary, remediating internal control deficiencies is costly and time-consuming. If the Pubco identifies one or more material weaknesses or otherwise fails to achieve or maintain effective internal control over financial reporting, it could be required to restate its financial statements, could be subject to regulatory enforcement actions and could suffer a loss of investor confidence that could materially and adversely affect the market price of the Pubco Class A Common Stock.

The Pubco may have difficulty attracting and retaining qualified personnel and independent directors necessary for public-company governance.

The Pubco may face increased difficulty and expense in attracting and retaining qualified independent directors, audit committee members and senior executives with public-company experience. The inability to recruit and retain qualified personnel could impair the Pubco’s ability to establish and maintain effective governance, internal controls and compliance programs, which could in turn adversely affect its financial reporting and regulatory compliance and harm investor confidence and the market price of the Pubco Class A Common Stock.

Obtaining and maintaining adequate directors’ and officers’ liability insurance may be more difficult and costly after the Business Combination.

Following the Business Combination, the Pubco may find it more difficult and expensive to obtain directors’ and officers’ liability insurance on acceptable terms, or at all. Higher insurance costs or reduced coverage could expose the Pubco and its directors and officers to greater uninsured liabilities, which could adversely affect the Pubco’s ability to attract and retain qualified directors and officers and could increase the Pubco’s exposure to litigation risk.

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The Pubco’s stock price may be volatile and subject to wide fluctuations, which could result in securities litigation.

The market price of the Pubco Class A Common Stock may be highly volatile and could fluctuate widely in response to factors such as quarterly or annual variations in operating results, announcements of new products or services, changes in regulatory or competitive conditions, the timing and success of commercialization of PGUS’s products, the level of redemptions by SPAC public stockholders, and general market conditions. Significant volatility or declines in the market price of the Pubco Class A Common Stock could result in securities class action litigation, which could be costly to defend and could divert management’s attention and resources.

Limited analyst coverage and investor awareness could adversely affect the market for our Pubco Class A Common Stock.

Because the Pubco will become a public reporting company through a business combination rather than a traditional underwritten IPO, securities analysts and the financial media may provide limited or no coverage of the Pubco. A lack of analyst coverage or negative analyst reports could reduce investor awareness and interest, impair the development of a liquid trading market for the Pubco Class A Common Stock and increase price volatility. The Pubco will have no control over analysts’ decisions to initiate or discontinue coverage or to change their estimates or ratings.

Failure to satisfy Nasdaq initial or continued listing standards could result in delisting of our securities.

The Pubco’s securities will be subject to Nasdaq’s initial and ongoing listing requirements, including minimum bid price, market capitalization, public float and timely filing of periodic reports. If the Pubco fails to meet Nasdaq’s listing standards, Nasdaq could delist the Pubco’s securities, which would likely reduce the liquidity and marketability of the Pubco Class A Common Stock and could materially impair the Pubco’s ability to raise capital and attract and retain employees and business partners.

Pursuant to the terms of the Business Combination Agreement, as a closing condition, (subject to certain exceptions), DTCS is required to cause the Pubco Class A Common Stock issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. The parties currently do not intend to waive the listing condition if Pubco’s Nasdaq listing application is not approved. In the event that the Nasdaq application is not approved and the parties do mutually agree to waive this condition, no recirculation or resolicitation of DTCS shareholders will occur prior to the extraordinary general meeting. It is important for you to know that, at the time of our extraordinary general meeting, we may not have received from Nasdaq either confirmation of the issuance and listing of the Pubco Class A Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in the accompanying proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the Pubco securities would not be listed on any nationally recognized securities exchange.

If Pubco’s listing application is not approved by Nasdaq, DTCS expects that the Pubco Class A Shares could be quoted on an over-the-counter market. If this were to occur, Pubco could face significant material adverse consequences, including:

●	appearing to be less attractive to investors in biotech companies;
●	a limited availability of market quotations for its securities;
●	reduced liquidity for its securities;
●	a determination that the Pubco Class A Shares are a “penny stock,” which will require brokers trading in Pubco Class A Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, if Pubco Class A Shares are not approved for listing on Nasdaq, offers and sales thereof may be subject to additional compliance costs.

If the parties to the Business Combination Agreement waive the listing condition, Pubco Class A Common Stock will not be listed on Nasdaq or any other national securities exchange, which would significantly reduce the liquidity of your investment and could materially adversely affect your ability to sell your shares.

Pursuant to the terms of the Business Combination Agreement, Nasdaq listing approval is a closing condition that may be waived by the parties. If the Nasdaq listing application is not approved and the parties mutually agree to waive this condition, the Business Combination could still be consummated without Pubco Class A Common Stock being listed on Nasdaq or any other national securities exchange. In such event, Pubco Class A Common Stock would likely be quoted on an over-the-counter market, such as the OTCQX, OTCQB or OTC Pink markets operated by OTC Markets Group Inc., or may not be quoted or traded on any market at all.

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If Pubco Class A Common Stock is not listed on a national securities exchange, investors may experience significantly reduced liquidity for their investment. Over-the-counter markets are substantially less liquid than national securities exchanges such as Nasdaq. Trading on an over-the-counter market is typically characterized by lower trading volumes, wider bid-ask spreads, less market visibility and longer settlement times. As a result, you may not be able to sell your shares at a price that is attractive to you, or at all, and you may experience significant delays in executing trades. Even if an over-the-counter market quotation is available, there is no assurance that an active trading market will develop or be sustained, and the market price of Pubco Class A Common Stock could be highly volatile and subject to wide fluctuations.

In addition, if Pubco Class A Common Stock is not listed on a national securities exchange, many institutional investors, mutual funds and other investment vehicles have policies that prohibit them from investing in securities that are not listed on a national securities exchange. This could substantially limit the demand for Pubco Class A Common Stock and depress its market price. Furthermore, securities not listed on a national securities exchange may be subject to less analyst coverage and media attention, which could further reduce investor interest and trading liquidity.

If Pubco Class A Common Stock is quoted on an over-the-counter market rather than listed on a national securities exchange, Pubco’s ability to raise additional capital through the sale of equity securities would be materially impaired. Over-the-counter traded securities are generally less attractive to underwriters and investors, and the terms of any future financing may be less favorable than if Pubco Class A Common Stock were listed on Nasdaq. This could limit Pubco’s ability to fund its operations, pursue strategic opportunities and grow its business. In addition, the inability to list Pubco Class A Common Stock on Nasdaq may negatively affect Pubco’s reputation and make it more difficult to attract and retain employees, directors and business partners who may view an over-the-counter quotation as less prestigious than a national securities exchange listing.

If you hold Pubco Class A Common Stock following a waiver of the listing condition, your investment may be significantly less liquid than an investment in securities listed on a national securities exchange. You may be required to hold your shares for an indefinite period of time and may not be able to sell your shares at the time you desire or at a price that reflects the underlying value of Pubco’s business. The lack of exchange listing could also result in Pubco Class A Common Stock being subject to the SEC’s “penny stock” rules if the stock trades below $5.00 per share and certain other criteria are met, which would impose additional disclosure requirements on broker-dealers and could further reduce liquidity and investor interest in Pubco Class A Common Stock.

There will be material differences between your current rights as a holder of Pubco Public Shares prior to and after the Business Combination.

DTCS is currently incorporated as an exempted Cayman Islands company. Upon completion of the Business Combination, the Pubco will be a Delaware corporation existing under the DGCL. There will be material differences between the current rights of DTCS’s shareholders and the rights you will have as a holder of shares of a Delaware corporation. For a more detailed discussion of the differences in the rights of DTCS’s shareholders prior to and after the Business Combination, see the section of this proxy statement/prospectus titled “Comparison of Shareholder Rights.”

The Proposed Certificate of Incorporation and Proposed By-Laws of the Pubco following the Business Combination contain certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Proposed Certificate of Incorporation and Proposed By-Laws of the Pubco that will be in effect upon consummation of the Business Combination contain provisions, including advance notice provisions, that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for the Pubco’s securities, and therefore depress the trading price of Pubco Class A Common Stock. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the Pubco or taking other corporate actions, including effecting changes in the Pubco’s management following the Business Combination. See “Description of Pubco Class A Common Stock After the Business Combination.” These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Pubco’s board of directors or management.

The Proposed Organizational Documents designate the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which may limit investors’ ability to choose their preferred judicial forum for Securities Act claims.

The Proposed Organizational Documents provide that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce this federal forum provision. Additionally, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This federal forum provision may limit investors’ ability to bring a claim arising under the Securities Act in a judicial forum that they find favorable, and may increase the costs associated with bringing such a claim, which may discourage claims from being brought. If a court were to find this federal forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, and results of operations.

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If DTCS or the Pubco is characterized as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, U.S. Holders may experience adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based upon the composition of its income and assets, DTCS may be considered a PFIC for its current taxable year that will end as a result of the Redomestication Merger. The determination of whether DTCS will be treated as a PFIC for the taxable year that includes the Redomestication Merger will depend on a number of factors, including the timing of the Redomestication Merger and the amount of cash held by DTCS and its subsidiaries at the time of the Redomestication Merger, among others. Accordingly, there can be no assurances in this regard or any assurances that DTCS will not be treated as a PFIC in the taxable year that includes the Redomestication Merger or any other taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether Pubco or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in the composition of Pubco’s income or the composition of its assets, or fluctuations in its market capitalization may cause it to be classified as a PFIC for the current or subsequent taxable years. Whether Pubco is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If DTCS or Pubco is a PFIC for any taxable year, a U.S. Holder of its securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities — A. Tax Effects of the Redomestication Merger to U.S. Holders — 5. PFIC Considerations.” U.S. Holders of DTCS securities or Pubco securities are strongly encouraged to consult their tax advisors regarding the potential application of these rules.

Upon completion of the Business Combination, the Pubco may raise substantial additional funding to support its business development.

Upon completion of the Business Combination, given the likelihood of high redemption in connection with the Business Combination, the Pubco may need substantial additional funding to support its business development. This need for capital is expected to persist and potentially increase following the proposed business combination, as the Pubco will assume and continue the Company’s business activities. In particular, the Pubco anticipates that its expenses will rise significantly in connection with ongoing and future activities, including advancing its provisions of autonomous marine technology, with specialization in developing and integrating AI-powered systems for marine operations. As a result, it is likely that the Pubco will need to raise substantial additional capital through a variety of potential sources, such as public or private equity offerings, debt financings, strategic collaborations, licensing agreements, or other funding arrangements. However, there can be no assurance that such funding will be available when needed or on terms acceptable to the Pubco. If the Pubco is unable to secure adequate financing on favorable terms, or at all, it may be forced to delay, reduce, or eliminate its business development, including its research and development activities. These funding shortfalls could materially and adversely affect the Pubco’s business prospects, financial condition, and ability to achieve long-term growth.

Compliance with public-company reporting and disclosure obligations may expose the Pubco to regulatory scrutiny and enforcement risk.

As a public company, the Pubco will be subject to ongoing reporting obligations under the Securities Exchange Act of 1934 and to review and oversight by the SEC and other regulatory authorities. Failure to comply with applicable reporting, disclosure or other regulatory requirements could result in investigations, enforcement actions, fines, penalties or other sanctions, any of which could harm the Pubco’s reputation, financial condition and stock price.

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The Pubco may be an emerging growth company and may rely on exemptions that could make its Pubco Class A Common Stock less attractive to some investors.

If the Pubco qualifies as an “emerging growth company” under the JOBS Act, it may take advantage of reduced disclosure and reporting requirements for a limited period, including exemptions from certain auditor attestation requirements and reduced executive compensation disclosures. Reliance on such exemptions could result in less information being available to investors compared to other public companies, which may make the Pubco Class A Common Stock less attractive to some investors and could reduce trading liquidity or increase volatility. The Pubco’s status as an emerging growth company will depend on objective criteria and may change over time; the Pubco may also qualify as a “smaller reporting company” and continue to rely on certain reduced disclosure requirements even after it ceases to be an emerging growth company.

Preparing and responding to public-company investor relations and governance expectations will require significant management attention.

The Pubco will be required to prepare and file periodic reports, hold annual meetings and comply with investor relations expectations, including responding to shareholder proposals and engaging with institutional investors and proxy advisory firms. These activities will require substantial management time and resources and may divert attention from operational matters. Failure to manage investor relations effectively could harm the Pubco’s reputation and the market price of its Pubco Class A Common Stock.

Risks Related to the SPAC and the Business Combination

If DTCS is unable to regain compliance with Nasdaq’s Market Value of Listed Securities and Publicly Shareholders requirements with the applicable cure periods, DTCS’s securities could be delisted from Nasdaq.

DTCS can give no assurance that it will be able to satisfy the continued listing requirements of Nasdaq, including the MVLS Requirement and the Public Shares Requirement (as defined below).

On January 15, 2026, DTCS received a deficiency letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying us that the minimum Market Value of Listed Securities (“MVLS”) had been for the last 30 consecutive business days below the minimum $50 million requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Requirement”). The applicable Nasdaq rules provided 180 calendar days for us to regain compliance with the MVLS Requirement by closing at $50 million or more for a minimum of ten consecutive business days.

On April 6, 2026, DTCS received a deficiency letter from the Staff of Nasdaq, notifying us that the number of public shareholders was below the minimum 400 total holders requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(2) (the “Public Holders Requirement”). The applicable Nasdaq rules provided 45 calendars day for us to submit a plan to regain compliance with the Public Holders Requirement and a compliance period of up to 180 calendar days in which to evidence compliance.

On July 15, 2026, DTCS received a letter (the “Delist Determination Letter”) from the Staff notifying that it had not regained compliance with Listing Rule 5550(b)(2)(A). Accordingly, its securities will be delisted from The Nasdaq Global Market. In that regard, DTCS intended to request an appeal of this determination by July 22, 2026, which will suspend the delisting pending the hearing to be held. DTCS will submit a compliance plan to the hearing panel for further extension of the compliance period and will cure the deficiencies before the extended compliance period.

If DTCS is delisted from Nasdaq, DTCS expects its securities could be quoted on an over-the-counter market. If this were to occur, DTCS could face significant material adverse consequences, including:

●	appearing to be less attractive to potential target companies than an exchange listed SPAC;
●	a limited availability of market quotations for its securities;
●	reduced liquidity for its securities;
●	a determination that DTCS securities are a “penny stock,” which will require brokers trading in DTCS’s securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

There can be no assurance that DTCS will not receive further Nasdaq deficiency letter in the future. In addition, if DTCS’s securities are delisted from Nasdaq, offers and sales of its securities may be subject to additional compliance costs.

If DTCS is delisted from Nasdaq due to its failure to regain compliance with the MVLS Requirement or the Public Holders Requirement (or for any other reason), DTCS would not be able to rely on either the NTA Rule or the Exchange Rule to avoid classification as a “penny stock” issuer.

If DTCS’s securities are classified as “penny stock,” broker-dealers would be required to comply with more stringent disclosure and procedural requirements when recommending or effecting transactions in DTCS’s securities, including delivering to customers a risk disclosure document prior to effecting a transaction, obtaining a signed and dated acknowledgment of receipt of such disclosure, obtaining financial information and investment objectives from the customer, and making a suitability determination. These additional requirements could discourage broker-dealers from recommending or effecting transactions in DTCS’s securities, which could further reduce trading activity, liquidity and market interest in DTCS’s securities. Accordingly, if DTCS is delisted from Nasdaq and its Trust Account balance falls below $5,000,001, DTCS’s securities could become subject to the penny stock rules, which would have a material adverse effect on the market for DTCS’s securities and the ability of DTCS to raise capital.

The existing deficiency notices received by DTCS from Nasdaq on January 15, 2026 (regarding the MVLS Requirement) and April 6, 2026 (regarding the Public Holders Requirement) and the delisting letter received by DTCS from Nasdaq on July 15, 2026, combined with the potential for the Trust Account balance to fall below $5,000,001 due to redemptions and other factors, create heightened risk that DTCS could lose its Nasdaq listing and simultaneously fail to satisfy the NTA Requirement. Significant redemptions by public shareholders in connection with the Business Combination, or prior to the Business Combination if additional extension periods are required, could cause the Trust Account balance to decline substantially, potentially below the $5,000,001 threshold required under the NTA Requirement.

The Sponsor and SPAC’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of its shareholders, and therefore potential conflicts of interest exist in recommending that shareholders vote in favor of the Business Combination. Such conflicts of interests include that the Sponsor as well as SPAC’s directors and officers are expected to lose their entire investment in SPAC if the Business Combination is not completed.

When considering the DTCS Board’s recommendation to vote in favor of approving the Business Combination proposal and other proposal described herein, the DTCS’s shareholders should keep in mind that the Sponsor and the DTCS’s directors and officers have interests in such Proposals that are different from, or in addition to (and which may conflict with), those of the DTCS shareholders generally.

These interests include, among other things:

●	the fact that immediately following the consummation of the Business Combination, the Initial Shareholders, other than A.G.P., are expected to hold 1,931,900 shares of Pubco Class A Common Stock, consisting of (i) 1,725,000 shares of Pubco Class A Common Stock to be converted from DTCS Ordinary Shares held by the Sponsor on a one-on-one basis, (ii) 206,900 shares of Pubco Class A Common Stock underlying the DTCS Private Units held by the Sponsor; and (iii) [__] shares of Pubco Class A Common Stock to be converted from DTCS Rights underlying the DTCS Private Units held by the Sponsor, which in the aggregate, would be approximately [●]% and [●]% ownership interest in Pubco following the consummation of the Business Combination under the no redemption scenario and the maximum redemption scenario, respectively, on an as converted basis.

●	the fact that the Sponsor acquired 206,900 DTCS Private Units at $10.00 per private unit through the private placement simultaneously with the closing of the IPO on July 26, 2024.

●	the fact that the Sponsor paid $25,000, or approximately $0.014 per share, for 1,725,000 Founder Shares prior to the DTCS IPO, which will be convert on a one-for-one basis, into the same number of shares of Pubco Class A Common Stock at the Acquisition Merger Effective Time pursuant to the Business Combination Agreement. All of the Founder Shares are subject to certain transfer restrictions and could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $[●] million, based on the most recent closing price of DTCS Ordinary Shares of $[●] per share on [●], 2026.

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●	the fact that if the Business Combination or another business combination is not consummated by October 26, 2026, DTCS will cease all operations except for the purpose of winding up, redeeming 100% of outstanding DTCS Ordinary Shares for cash and, subject to the approval of DTCS’s remaining shareholders and DTCS board, liquidating and dissolving. In such event, the Founder Shares and DTCS’s ordinary shares included in DTCS Private Units held by the Sponsor would be worthless because SPAC’s Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares.

●	the fact that the Sponsor and officers and directors of DTCS have agreed to waive their rights to liquidating distributions from the trust account with respect to any Founder Shares and private shares included in the DTCS Private Units held by them if the DTCS fails to complete an initial business combination by October 16, 2026.

●	the fact that if the DTCS liquidates the trust account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the DTCS for services rendered or contracted for or products sold to us in excess of the net proceeds of the DTCS IPO not held in the trust account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the trust account and only if such parties have not executed a waiver agreement.

●	the fact that the Sponsor or an affiliate of the Sponsor or certain of the DTCS’s officers and directors may provide non-interest bearing loans to finance transaction costs in connection with an intended initial business combination and the Sponsor may provide non-interest bearing loans to extend the time period for consummating our initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. On October 23, 2025, DTCS issued an unsecured promissory note to the Sponsor in the principal amount of up to $75,000 for the extension fee deposited into the trust account.

the fact that on each of November 28, 2025 and January 6, 2026, DTCS deposited $75,000 into the Trust Account for monthly extensions. On March 16, 2026, DTCS deposited an additional $150,000 into the Trust Account representing monthly extension payments through March 2026. A payment in the amount of $225,000 was deposited into the Trust Account on July 10, 2026; and a payment in the amount of $75,000 was deposited into the Trust Account on July 14, 2026.

These amounts are to be repaid at or after the Closing by Pubco out of available cash. No promissory notes were issued in connection with any of such payments, and these amounts due are not convertible into Private Units or any other securities of DTCS or of Pubco.

●	the fact that the Sponsor is entitled to $10,000 per month for office space, administrative and support services.

●	the fact that the Business Combination Agreement provides for the continued indemnification of the DTCS’s former and current directors and officers and the continuation of directors and officers liability insurance covering the DTCS’s former and current directors and officers.

●	the fact that the DTCS’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on the DTCS’s behalf, such as identifying and investigating possible business targets and business combinations. However, if DTCS fails to consummate a business combination within the required time period under the DTCS organizational documents, these persons will not have any claim against the trust account for reimbursement.

●	the fact that Pubco and the Sponsor will enter into a Registration Rights Agreement at the Closing which provides for the registration of all of the shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor.

●	the fact that in addition to these interests of the Sponsor and DTCS’s officers, directors and advisors, to the fullest extent permitted by applicable laws and the DTCS’s organizational documents, waive certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and DTCS will renounce any expectation that any of its directors or officers will offer any such corporate opportunity of which he or she may become aware to us. DTCS does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, DTCS does not believe that the waiver of the application of the corporate opportunity doctrine had a material impact on its ability to complete its initial business combination.

The personal and financial interests of the DTCS’s directors and officers may have influenced their motivation in identifying and selecting the Company as a business combination target, completing an initial business combination with the Company and influencing the operation of the business following the initial business combination. In considering the recommendations of the DTCS Board to vote for the Business Combination Proposal and other Proposals, you should consider these interests.

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The exercise of the SPAC’s directors’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the SPAC’s best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require the SPAC to amend the Business Combination Agreement, to consent to certain actions taken by the Company or to waive rights that SPAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of the Company’s business, a request by the Company to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on the Company’s business or could entitle the SPAC to terminate the Business Combination Agreement. In any of such circumstances, it would be at the SPAC’s discretion, acting through the DTCS Board, to grant its consent or waive those rights; provided that under the terms of the Business Combination Agreement, such consent or waiver in certain cases is not to be unreasonably withheld. The existence of financial and personal interests of one or more of the directors may result in conflicts of interest on the part of such director(s) between what he or they may believe is best for the SPAC and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, the SPAC does not believe there will be any changes or waivers that SPAC’s directors and officers would be likely to make after shareholder approval of the Business Combination Proposal and the other Proposals have been obtained. While certain changes could be made without further shareholder approval, the SPAC will circulate a new or amended proxy statement/prospectus and resolicit the SPAC shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal and the other Proposals. As a matter of Cayman Islands law, the directors of the SPAC are under a fiduciary duty to act in the best interest of the SPAC.

The Business Combination may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our stock or otherwise participate in the Business Combination, potentially making the stock less attractive to investors. The SPAC’s future investments in or acquisitions of U.S. companies may also be subject to U.S. foreign investment regulations.

Certain investments that involve the acquisition of, or investment in, a “U.S. business” by a non-U.S. individual or entity (a “foreign person”) may be subject to review and approval by the Committee on Foreign Investment in the United States (“CFIUS”). Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on the nationality of the buyer or investor, the extent to which the target of the investment or acquisition is engaged in interstate commerce in the United States, and the nature of the rights afforded to the buyer or investor in the target entity. For example, transactions that result in “control” of a U.S. business by a foreign investor always are subject to CFIUS jurisdiction. CFIUS also has jurisdiction to review non-control transactions that afford a foreign investor certain information and/or governance rights in a U.S. business that has a qualifying nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data” as those terms are defined in the CFIUS regulations. Foreign investments in U.S. businesses that deal in “critical technology” may be subject to mandatory pre-closing CFIUS filing requirements. Failure to make a CFIUS filing where one is required may subject the transacting parties to significant civil fines.

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The Sponsor is likely to be considered a “foreign person” for CFIUS purposes, and the Company may be deemed as a U.S. business for purposes of CFIUS purposes. Nevertheless, CFIUS has broad discretion in determining whether a business is a “U.S. business” (i.e., an entity engaged in interstate commerce in the United States) under the CFIUS regulations. If CFIUS were to determine that the Company is a U.S. business, CFIUS could seek to review prior transactions involving new or existing foreign investors in the SPAC or the Company, or proposed transactions involving new foreign investors in the SPAC or the Company. Any informal inquiry or formal review or investigation of a transaction by CFIUS may have significant impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and practices can evolve quickly, and in the event of a CFIUS review of a foreign acquisition or investment transaction, there can be no assurances that the foreign buyer or investor will be able to maintain, or proceed with, such investments on terms acceptable to such investors. For example, CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by foreign investors (including, but not limited to, limits on purchasing our stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

Moreover, the process of a government review of a transaction, whether by CFIUS or other government body, could be lengthy and provide the SPAC or Company with insufficient time to complete the Business Combination. If the Business Combination is not consummated within the Combination Period because of delays associated with CFIUS or because the Business Combination is ultimately prohibited by CFIUS or another U.S. government entity, the SPAC would cease all operations except for the purpose of winding up and redeem all the SPAC Public Shares and liquidate. See “Questions and Answers About the Business Combination and the Extraordinary General Meeting—Q: What happens if the Business Combination is not consummated or is terminated?” and “Risk Factors—Risks Related to SPAC and the Business Combination—If SPAC is unable to complete this Business Combination, or another business combination, within the prescribed time frame, SPAC would cease all operations except for the purpose of winding up and redeem all the SPAC Public Shares and liquidate” for more details.

The SPAC may be forced to close the Business Combination even if it determines it is no longer in the SPAC Shareholders’ best interest.

Public Shareholders are protected from a Company Material Adverse Effect arising between the date of the Business Combination Agreement and the date of the extraordinary general meeting, primarily by the right to redeem their SPAC Public Shares for a pro rata portion of the funds held in the Trust Account, calculated as of two (2) business days prior to the consummation of the Business Combination. If a material adverse event were to occur after approval of the Business Combination Proposal and other Proposals at the extraordinary general meeting, the SPAC may be forced to close the Business Combination even if it determines it is no longer in its shareholders’ best interest to do so (as a result of such material adverse event), which could have a significant negative impact on the SPAC’s business, financial condition or results of operations.

The Initial Shareholders agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote. In addition, the Sponsor or the SPAC’s directors, officers, advisors or any of their respective affiliates may elect to purchase the SPAC’s Public Shares from Public Shareholders, which may have the effect of increasing the likelihood of completion of the Business Combination or may reduce the public “float” of the DTCS Ordinary Shares.

The Initial Shareholders agreed to vote all of their Founder Shares and Representative Shares in favor of all the Proposals being presented at the extraordinary general meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the SPAC Continuance).

In addition, the Sponsor, SPAC’s directors, officers, advisors or any of their respective affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. There is no limit on the number of Public Shares the Sponsor, SPAC’s directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and rules. However, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M or the tender offer rules under the Exchange Act. Any such privately negotiated purchases may be effected at purchase prices that are no greater than the per share pro rata portion of the Trust Account. However, the Sponsor and SPAC’s directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. None of the Sponsor, SPAC’s directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such Public Shares during a restricted period under Regulation M under the Exchange Act or on any terms prohibited by the tender offer rules, to the extent applicable. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser.

The Business Combination was not structured to require the approval of at least a majority of DTCS’s unaffiliated shareholders.

Because the Business Combination was not structured to require the approval of at least a majority of DTCS’s unaffiliated shareholders, a majority of unaffiliated Public Shareholders may not approve or otherwise support the Business Combination. Cayman Islands law does not require a separate vote of unaffiliated shareholders to approve a business combination. Accordingly, DTCS’s governing documents do not require such a vote, and DTCS did not seek such a vote in connection with the Business Combination. The Sponsor and the Initial Shareholders have agreed to vote all of their shares in favor of the Business Combination Proposal. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, no vote of DTCS’s unaffiliated Public Shareholders is required to approve the Business Combination, and the Business Combination may be consummated even if the holders of a majority of the Public Shares vote against the Business Combination Proposal or otherwise indicate their opposition. Because we did not solicit consents of unaffiliated shareholders, there is no assurance that a majority of our unaffiliated Public Shareholders support the Business Combination. The foregoing structure may increase the risk that the terms of the Business Combination are less favorable to the unaffiliated Public Shareholders than they might have been if a separate approval of the unaffiliated Public Shareholders had been required. Unaffiliated Public Shareholders who do not support the Business Combination may exercise their redemption rights in connection with the consummation of the Business Combination.

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In the event that the Sponsor or SPAC’s directors, officers, advisors, or any of their respective affiliates purchase SPAC’s Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such share purchases and other transactions would be to decrease the number of redemptions to provide additional financing to the combined company following the closing of the Business Combination or to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met; however, pursuant to SEC guidance, if the Sponsor, SPAC’s directors, officers, advisors, or any of their respective affiliates purchase Public Shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination, such Public Shares would not be voted in favor of the Proposals. Any such purchases of SPAC’s Public Shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements. Further, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, among others, that the SPAC will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or SPAC’s executive officers, directors and advisors, or their respective affiliates.

In addition, if such purchases are made, the public “float” of the DTCS Ordinary Shares may be reduced and the number of beneficial holders of the SPAC’s securities following the Business Combination may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of the SPAC’s securities on a national securities exchange.

The SPAC is dependent upon its directors and officers and their loss could adversely affect the SPAC’s ability to complete the Business Combination.

The SPAC’s operations are dependent upon a relatively small group of individuals and, in particular, its officers and directors. The SPAC believes that its success depends on the continued service of its officers and directors, at least until it has completed an initial business combination. In addition, its officers and directors are not required to commit any specified amount of time to the SPAC’s affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including identifying potential business combinations and monitoring the related due diligence. The SPAC does not have an employment agreement with, or key-man insurance on the life of, any of its directors or officers. The unexpected loss of the services of one or more of the SPAC’s directors or officers could have a detrimental effect on the SPAC.

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The SPAC’s directors and officers will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to the SPAC’s affairs. This conflict of interest could have a negative impact on the SPAC’s ability to complete the Business Combination.

The SPAC’s directors and officers are not required to, and may not, commit their full time to its affairs, which may result in a conflict of interest in allocating their time between the SPAC’s operations and the Closing, on the one hand, and their other business endeavors. The SPAC’s directors and officers are not obligated to contribute any specific number of hours per week to the SPAC’s affairs and may also serve as officers or board members for other entities. If its officers’ and directors’ other business affairs require them to devote time to such other affairs, this may have a negative impact on the SPAC’s ability to complete the Business Combination.

Past performance by the SPAC’s management team or entities affiliated with the SPAC or the Sponsor, may not be indicative of future performance of an investment in the SPAC following the Business Combination.

Past performance by the SPAC’s management team or entities affiliated with the SPAC or the Sponsor is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of the SPAC’s management team, entities affiliated with the SPAC or the Sponsor as indicative of the future performance of an investment in the SPAC following the Business Combination or the returns the SPAC following the Business Combination will, or is likely to, generate going forward.

The SPAC’s management concluded that there is substantial doubt about its ability to continue as a “going concern.”

As of September 30, 2025, SPAC had $51,431 of cash and a working capital deficiency of $625,273, and $31,338,322 of demand deposit held in the Trust Account to be used for a business combination or to repurchase or redeem the DTCS Ordinary Shares in connection therewith. The SPAC’s liquidity condition raises substantial doubt about the SPAC’s ability to continue as a going concern.

Our financial statements as for the period from January 1, 2023 through December 31, 2025 contains an explanatory paragraph as to the ability of DTCS to continue as a going concern.

If the SPAC is unable to raise additional funds to alleviate liquidity needs and complete a business combination by October 26, 2026, the SPAC will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the SPAC’s ability to continue as a going concern.

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Shareholder litigation could prevent or delay the Closing or otherwise negatively impact business, operating results and financial condition.

The SPAC may incur additional costs in connection with the defense or settlement of any shareholder litigation in connection with the proposed Business Combination. Litigation may adversely affect the SPAC’s ability to complete the proposed Business Combination. The SPAC could incur significant costs in connection with any such litigation lawsuits, including costs associated with the indemnification of obligations to the SPAC’s directors. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting the SPAC’s ability to complete the proposed Business Combination, then such injunctive or other relief may prevent the proposed Business Combination from becoming effective within the expected timeframe or at all.

There is no assurance when or if the Business Combination will be completed.

The completion of the Business Combination is subject to the satisfaction or waiver of a number of conditions as set forth in the Business Combination Agreement, including, among others, (i) approval of the Business Combination by the SPAC’s Shareholders and the Company’s shareholders; (ii) effectiveness of the proxy statement/prospectus; (iii) receipt of approval for issuance of the DTCS Ordinary Shares in connection with the Transactions; and (iv) no governmental authority having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or governmental order that is then in effect and which has the effect of making the Closing illegal or which otherwise prevents or prohibits consummation of the Closing (any of the foregoing, a “restraint”), other than any such restraint that is immaterial, and all regulatory approvals required in connection with the Business Combination have been obtained from or waived by the relevant governmental authority.

No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the Business Combination will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. The SPAC cannot provide assurance that the Business Combination will be completed on the terms or timeline currently contemplated, or at all.

The extraordinary general meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the Business Combination Proposal are approved by the SPAC’s Shareholders, the SPAC would not be required to seek further approval of the SPAC’s Shareholders, even if the conditions imposed in obtaining required regulatory approvals could have an adverse effect on the SPAC or the Company.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than the SPAC expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that the SPAC expects to achieve from the Business Combination.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the DTCS Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The DTCS Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination. If the Adjournment Proposal is not approved, the DTCS Board will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such an event, the Business Combination would not be completed.

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If, before distributing the proceeds in the Trust Account to Public Shareholders, the SPAC files a bankruptcy, insolvency, or winding up petition or an involuntary bankruptcy, insolvency or winding up petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of its shareholders, even for funds in the Trust Account and the per-share amount that would otherwise be received by its shareholders in connection with its liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Public Shareholders, the SPAC files a bankruptcy, insolvency or winding up petition or an involuntary bankruptcy, insolvency or winding up petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in the SPAC’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, the per-share amount that would otherwise be received by shareholders in connection with the SPAC’s liquidation may be reduced.

If third parties bring claims against the SPAC, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than US$10.00 per share.

The SPAC’s placing of funds in the Trust Account may not protect those funds from third-party claims against it. Although it will seek to have all vendors, service providers, and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against the SPAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, the SPAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to the SPAC than any alternative.

Examples of possible instances where the SPAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the SPAC and will not seek recourse against the Trust Account for any reason. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the US$10.00 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to a letter agreement with the Initial Shareholders, the Sponsor has agreed that it will be liable to the SPAC if and to the extent any claims by a third party for services rendered or products sold to it in excess of the net proceeds of the SPAC IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the Trust Account; provided, that, such liability will not apply to any claims by a third party that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the SPAC’s indemnity of the underwriter of the SPAC IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

However, the SPAC has not asked the Sponsor to reserve for such indemnification obligations, nor has the SPAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the SPAC believes that the Sponsor’s only assets are securities of the SPAC. Therefore, the SPAC cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than US$10.00 per share. In such event, the SPAC may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your SPAC Public Shares. None of the SPAC’s officers or directors will indemnify the SPAC for claims by third parties including claims by vendors and prospective target businesses.

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If, after the SPAC distributes the proceeds in the Trust Account to Public Shareholders, the SPAC files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the DTCS Board may be viewed as having breached their fiduciary duties to its creditors, thereby exposing the members of its board of directors and the SPAC to claims of punitive damages.

If the SPAC files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by the SPAC’s shareholders. In addition, the DTCS Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and the SPAC to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.

In general, either the SPAC or the Company can refuse to complete the Business Combination if there is a material adverse effect affecting the other party between the signing date of the Business Combination Agreement and the planned closing. However, certain types of changes do not permit either party to refuse to complete the Business Combination, even if such change could be said to have a material adverse effect on the Company, including, among others, the following events (except, in some cases, where the change has a disproportionate effect on a party):

(a)	general changes in the financial or securities markets or general economic or political conditions;

(b)	changes, conditions or effects that generally affect the industries;

(c)	any change in applicable laws or U.S. GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements;

(d)	conditions caused by acts of God, epidemic, terrorism, war (whether or not declared), natural disaster or pandemic;

(e)	any failure in and of itself to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period;

(f)	with respect to the SPAC, the consummation and effects of any redemption;

(g)	the announcement or the existence of, express compliance with or performance under the Business Combination Agreement or the Transactions;

(h)	any action not otherwise required by the Business Combination Agreement or the Ancillary Documents or applicable law that is taken at the express written request of the SPAC and in accordance with such instructions;

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(i)	any changes after the Signing Date in applicable Law, excluding GAAP or any other accounting principles (or authoritative interpretations thereof);

(j)	or any event, occurrence, fact, condition, or change referred to in clauses (a), (b), (d) and (i) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on the SPAC or the Company or any of the Company’s subsidiaries compared to other participants in the same industries.

Furthermore, the SPAC or the Company may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still complete the Business Combination, the SPAC’s share price may suffer.

Subsequent to the completion of the Business Combination, the SPAC may be required to take write-downs or write-offs, restructure its operations, or incur unanticipated losses, impairment or other charges or liabilities that could have a significant negative effect on its financial condition, results of operations and the trading price of the SPAC’s securities, which could cause the SPAC’s shareholders to lose some or all of their investment.

Although the SPAC has conducted due diligence on the Company, the SPAC cannot assure you that this diligence identified all material issues that may be present with the business of the Company. The SPAC cannot rule out that factors outside of the target business and outside of its control will not later arise. As a result of these factors, following the consummation of the Business Combination, the SPAC may be forced to write down or write off assets, restructure its operations, or incur unanticipated losses impairment or other charges or liabilities that could result in it reporting losses. Even if the SPAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the SPAC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on the SPAC’s liquidity, the fact that the SPAC reports charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. In addition, charges of this nature may cause the SPAC to be unable to obtain future financing on favorable terms or at all.

During the interim period, the SPAC is prohibited from entering into certain transactions that might otherwise be beneficial to the SPAC or its shareholders.

Until the earlier of consummation of the Business Combination or termination of the Business Combination Agreement, the SPAC is subject to certain limitations on the operations of its business, including restrictions on its ability to merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any entity other than the Company, as summarized under the “The Business Combination Agreement and the Ancillary Documents—Business Combination Agreement—Covenants.” The limitations on the SPAC’s conduct of its business during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.

The Business Combination remains subject to conditions that the SPAC cannot control and if such conditions are not satisfied or waived, the Business Combination may not be consummated.

The Business Combination is subject to a number of conditions. There are no assurances that all conditions to the Business Combination will be satisfied or that the conditions will be satisfied in the time frame expected. If the conditions to the Business Combination are not met (and are not waived, to the extent waivable), then either the SPAC or the Company may, subject to the terms and conditions of the Business Combination Agreement, terminate the Business Combination Agreement or amend the termination date upon which either SPAC or the Company may terminate the Business Combination Agreement. See “Proposal No. 2 — The Business Combination Proposal.”

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DTCS’s shareholders may have limited remedies if their shares suffer a reduction in value following the Business Combination, and may face difficulties in protecting their interests, and a shareholder’s ability to protect its rights through the U.S. federal courts may be limited.

Any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value, unless they are able to successfully claim that the reduction was due to the breach by the SPAC’s officers or directors of a duty of care or other fiduciary duties, or if they are able to successfully bring a private claim under securities laws that the proxy/registration statement relating to the Business Combination contained an actionable material misstatement or material omission.

DTCS is currently an exempted company incorporated under the laws of the Cayman Islands and, following the completion of the Business Combination, Pubco will be a Delaware corporation existing under the DGCL.

The corporate affairs of DTCS currently are governed by its Cayman Organizational Documents, the Companies Act and the common law of the Cayman Islands. The corporate affairs of Pubco following the Business Combination is governed by its Organizational Documents, the DGCL and the common law of Delaware. The rights of shareholders to take action against directors, the ability of minority shareholders to initiate actions, and the fiduciary duties of directors to DTCS and the Company, are, to a large extent, governed by the common law of the Cayman Islands and Delaware, respectively. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of the shareholders of the SPAC and the Company and the fiduciary duties of the directors of the SPAC under Cayman Islands law are not clearly established as what they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

As a result of all of the above, public shareholders of the SPAC may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors of the SPAC and the Company or controlling shareholders than they would as public shareholders of a U.S. company.

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The SEC has issued final rules and guidance relating to certain activities of SPACs. The need for compliance with these rules and the guidance may increase the costs and time needed to complete the SPAC’s initial business combination and may constrain the circumstances under which the SPAC could complete the Business Combination.

On January 24, 2024, the SEC issued final rules (the “2024 SPAC Rules”) relating to, among other things, disclosures in SEC filings in connection with business combination transactions involving special purpose acquisition companies (“SPACs”) and private operating companies; the financial statement requirements applicable to transactions involving shell companies; and the use of projections by SPACs in SEC filings in connection with proposed business combination transactions. In connection with the issuance of the 2024 SPAC Rules, the SEC also issued guidance (the “SPAC Guidance”) regarding the potential liability of certain participants in business combination transactions and the extent to which SPACs could become subject to regulation under the Investment Company Act. The need for compliance with the 2024 SPAC Rules and the SPAC Guidance may increase the costs and time required to consummate a business combination and may constrain the circumstances under which the SPAC could complete the Business Combination.

If the SPAC is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for the SPAC to complete the Business Combination and the other proposed transactions.

If the SPAC is deemed to be an investment company under the Investment Company Act, its activities may be restricted, including:

●	restrictions on the nature of its investments; and

●	restrictions on the issuance of securities; each of which may make it difficult for the SPAC to complete its initial business combination. In addition, the SPAC may have imposed upon us burdensome requirements, including:

○	registration as an investment company with the SEC;

○	adoption of a specific form of corporate structure; and

○	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are not currently subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless the SPAC can qualify for an exclusion, the SPAC must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The SPAC’s business will be to enter into the Business Combination and thereafter to operate the post-Business Combination business or assets for the long term.

The SPAC does not believe that its activities or the Business Combination or other transactions described herein will subject it to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds to these instruments, and by entering into the Business Combination and other transactions for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), the SPAC intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act.

If the SPAC were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which the SPAC has not allotted funds and may hinder its ability to complete the Business Combination and the other transactions contemplated herein. If the SPAC is unable to complete the Business Combination and other transactions within the required time period, our Public Shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of the SPAC’s Trust Account.

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The Redomestication Merger may be a taxable event for U.S. Holders of DTCS Ordinary Shares.

Subject to the limitations and qualifications described in “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities,” the parties intend to take the position that the Redomestication Merger constitutes a tax-deferred reorganization pursuant to Section 368(a) of the Code. If the Redomestication Merger is so treated, a U.S. Holder would not recognize gain or loss on the deemed exchange of DTCS Ordinary Shares for Pubco Class A Common Stock pursuant to the Business Combination. The provisions of Section 368 of the Code, however, are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are out of the DTCS’s control.

Moreover, Section 367(b) of the Code may apply to the Redomestication Merger, as discussed further in “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities — A. Tax Effects of the Domestication to U.S. Holders — 3. Effects of Section 367 to U.S. Holders of DTCS Ordinary Shares”, and U.S. Holders of DTCS Ordinary Shares may be subject to adverse tax consequences under the PFIC rules, as discussed further in the subsection entitled “— 5. PFIC Considerations.”.

If the Redomestication Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder that is deemed to exchange its DTCS Ordinary Shares for the consideration pursuant to the Redomestication Merger generally will recognize gain or loss equal to the difference between (i) the fair market value of the Pubco Class A Common Stock received and (ii) the U.S. Holder’s adjusted tax basis in the DTCS Ordinary Shares deemed exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the Redomestication Merger, see “Certain Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco Securities” in this proxy statement/prospectus. Holders should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Redomestication Merger.

Further, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Business Combination. All U.S. Holders considering exercising redemption rights with respect to their DTCS Ordinary Shares and, after the Business Combination, Pubco Class A Common Stock (as applicable) are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Business Combination and exercise of redemption rights.

Risks Related to Redemption

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your SPAC Public Shares, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the SPAC’s completion of the Business Combination, and then only in connection with those SPAC Public Shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any SPAC Public Shares properly tendered in connection with a shareholder vote to amend the SPAC’s Organizational Documents (A) to modify the substance or timing of the SPAC’s obligation to provide holders of DTCS Ordinary Shares the right to have their shares redeemed in connection with a business combination or to redeem 100% of the SPAC Public Shares if the SPAC does not complete a business combination by April 26, 2026 (or October 26, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date), or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Public Shareholders may be forced to wait beyond October 26, 2026 if SPAC extends the period of time to consummate a business combination, before they receive funds from the Trust Account. In no other circumstances will the SPAC’s Shareholders have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your SPAC Public Shares, potentially at a loss.

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The SPAC Public Shareholders who wish to redeem their SPAC Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption, which may make it difficult for them to exercise their redemption rights prior to the deadline. If Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their SPAC Public Shares for a pro rata portion of the funds held in the Trust Account.

Public Shareholders who wish to redeem their SPAC Public Shares for a pro rata portion of the Trust Account must (i) submit a written request to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, in which you request that SPAC redeem all or a portion of your SPAC Public Shares for cash, and identify yourself as the beneficial holder of the SPAC Public Shares and provide your legal name, phone number and address; and (ii) deliver your Public Shares to the transfer agent (together with any applicable share certificates and redemption forms), either physically or electronically through Depository Trust Company, in each case at least two (2) business days prior to the vote at the extraordinary general meeting. Any SPAC Public Shareholder who fails to properly demand redemption of such shareholder’s SPAC Public Shares will not be entitled to convert his, her or its SPAC Public Shares into a pro rata portion of the Trust Account. In addition, SPAC will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite SPAC’s compliance with these rules, if a shareholder fails to receive SPAC’s tender offer or proxy materials, as applicable, such shareholder may not become aware of the opportunity to redeem its SPAC Public Shares. Furthermore, the proxy materials, as applicable, that SPAC will furnish to holders of SPAC Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem SPAC Public Shares. In the event that a shareholder fails to comply with these procedures, his, her or its SPAC Public Shares will not be redeemed.

The ability of a large number of the SPAC’s Public Shareholders to exercise redemption rights may not allow the SPAC to consummate the most desirable business combination or optimize its capital structure.

In connection with the successful consummation of the SPAC’s business combination, Public Shareholders will be able to redeem up to all of the Public Shares. However, the SPAC may need to arrange third party financing to help fund its business combination in case a larger percentage of the SPAC’s Public Shareholders exercise their redemption rights than expected. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. In the event the aggregate cash consideration the SPAC would be required to pay for all DTCS Ordinary Shares that are validly submitted for redemption, the SPAC will not complete the business combination or redeem any shares, all DTCS Ordinary Shares submitted for redemption will be returned to the holders thereof, and the SPAC instead may search for an alternate business combination.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the SPAC Public Shares issued in the SPAC IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the SPAC Public Shares issued in the SPAC IPO.

A shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) will be restricted from redeeming in the aggregate his, her or its SPAC Public Shares or, if part of such a group, the group’s SPAC Public Shares, in excess of 15% of the SPAC Public Shares included in the SPAC Units sold in the SPAC IPO. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, the SPAC will require each shareholder seeking to exercise redemption rights to certify to the SPAC whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to share ownership available to the SPAC at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which the SPAC makes the above-referenced determination. Your inability to redeem any such excess SPAC Public Shares will reduce your influence over the SPAC’s ability to consummate the Business Combination and you could suffer a material loss on your investment in the SPAC if you sell such excess SPAC Public Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess SPAC Public Shares if the SPAC consummates the Business Combination. As a result, you will continue to hold that number of SPAC Public Shares aggregating to more than 15% of the SPAC Public Shares included in the SPAC Units sold in the SPAC IPO and, in order to dispose of such excess SPAC Public Shares, would be required to sell your SPAC Public Shares in open market transactions prior to the consummation of the Business Combination, potentially at a loss. There is no assurance that the value of such excess SPAC Public Shares will appreciate over time following the Business Combination or that the market price of the SPAC Public Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge the SPAC’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, the SPAC’s Shareholders’ ability to vote all of their DTCS Ordinary Shares (including such excess SPAC Public Shares) for or against the Business Combination Proposal and all other proposals presented at the extraordinary general meeting is not restricted by this limitation on redemption.

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There is no guarantee that a shareholder’s decision whether to redeem its SPAC Public Shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

DTCS initially had 15 months (the “Business Combination Period”) to complete a business combination after its IPO and held the annual meeting of shareholders on October 22, 2025. The shareholders approved the proposal that DTCS may extend the Business Combination Period to October 26, 2026, by depositing $75,000 for each monthly extension. DTCS held its 2025 Annual Meeting on October 22, 2025. At the Annual Meeting, the shareholders approved the Extension Proposal, allowing DTCS to extend the Business Combination Period to October 26, 2026, by depositing $75,000 into the Trust Account for each monthly extension. In connection with the shareholders’ vote on the Extension Proposal, 5,247,491 shares, or 76.05% of the shares owned by public shareholders, were tendered for redemption, for an aggregate redemption amount of approximately $[57,318,850], at a per-share redemption price of approximately $10.82 per share. After giving effect to such redemptions, approximately $18.3 million remained in the Trust Account as of June 10, 2026; and 1,652,509 Public Shares, and 3,653,409 DTCS Ordinary Shares, remained outstanding If the SPAC has not completed this Business Combination, or another business combination, within such time period, the SPAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the SPAC Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the SPAC, divided by the number of the then-outstanding SPAC Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the SPAC’s remaining shareholders and the DTCS Board, liquidate and dissolve, subject in each case to the SPAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The SPAC’s Organizational Documents provide that, if the SPAC voluntarily winds up for any other reason prior to the consummation of its initial business combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law. In either such case, Public Shareholders may receive only US$[●] per share, or less than US$[●] per share, on the redemption of their shares.

Risks If the Business Combination Is Not Consummated

Termination of the Business Combination Agreement could negatively impact the SPAC and the Company.

If the Business Combination is not completed for any reason, including as a result of SPAC shareholders declining to approve the Proposals required to effect the Business Combination, the ongoing businesses of the Company and SPAC may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, the Company and the SPAC would be subject to a number of risks, including the following:

●	The SPAC or the Company may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

●	the Company may experience negative reactions from its customers, vendors and employees;

●	the Company and the SPAC will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

●	since the Business Combination Agreement restricts the conduct of the Company’s and the SPAC’s businesses prior to completion of the Business Combination, each of the Company and the SPAC may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

In addition, if the Business Combination Agreement is terminated and the board of directors of the SPAC seeks another merger or business combination, the SPAC’s shareholders cannot be certain that the SPAC will be able to find another acquisition target or that such other merger or business combination will be completed. Any potential target business with which the SPAC enters into negotiations concerning an initial business combination will be aware that the SPAC must complete its initial business combination by April 26, 2026 (or October 26, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date). Consequently, if the SPAC is unable to complete this Business Combination, a potential target business may obtain leverage over it in negotiating an initial business combination, knowing that if the SPAC does not complete its initial business combination with that particular target business, it may be unable to complete its initial business combination with any target business. This risk will increase as the SPAC gets closer to the timeframe described above. In addition, the SPAC may have limited time to conduct due diligence and may enter into its initial business combination on terms that it would have rejected upon a more comprehensive investigation. Additionally, the SPAC may have insufficient working capital to continue efforts to pursue a business combination.

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If the SPAC is unable to complete this Business Combination, or another business combination, within the prescribed time frame, the SPAC would cease all operations except for the purpose of winding up and redeem all the SPAC Public Shares and liquidate.

The SPAC must complete its initial business combination by April 26, 2026 (or October 26, 2026 if the SPAC elects to make all 12 Monthly Extensions through such date). If the SPAC has not completed this Business Combination, or another business combination, within such time period, the SPAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the SPAC Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the SPAC, divided by the number of the then-outstanding SPAC Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the SPAC’s remaining shareholders and the DTCS Board, liquidate and dissolve, subject in each case to the SPAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The SPAC’s Organizational Documents provide that, if the SPAC voluntarily winds up for any other reason prior to the consummation of its initial business combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law. In either such case, Public Shareholders may receive only US$[●] per share, or less than US$[●] per share, on the redemption of their shares.

Risks Related to Pubco’s Securities Following the Business Combination

An active market for the Pubco’s securities following the Business Combination may not develop, which would adversely affect the liquidity and price of the Pubco’s securities.

The price of the Pubco’s securities following the Business Combination may vary significantly due to factors specific to the Pubco as well as to general market or economic conditions. Furthermore, an active trading market for the Pubco’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

The share price of the Pubco following the Business Combination may be volatile and could decline substantially.

The market price of the Pubco’s securities following the Business Combination may be volatile, both because of actual and perceived changes in the Pubco’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in the Pubco’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the Pubco or other companies in a similar business;

●	changes in financial estimates by research analysts;

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●	changes in the market valuations of other education technology companies;

●	announcements by the Pubco or its competitors of expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving the Pubco;

●	additions and departures of key personnel and senior management;

●	the passage of legislation or other developments affecting the Pubco or its industry;

●	the trading volume of the Pubco’s shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on the Pubco’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and regional economies;

●	financial market conditions; and

●	natural disasters, terrorist acts, acts of war or periods of civil unrest.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the Pubco’s securities.

The Pubco’s securities following the Business Combination may not continue to be listed on Nasdaq, which could limit investors’ ability to make transactions in the Pubco’s securities and subject the Pubco to additional trading restrictions.

The DTCS Ordinary Shares are currently listed on Nasdaq and it is anticipated that, following the Business Combination, the Pubco Class A Common Stock will be listed on Nasdaq. However, the Pubco cannot assure you that the Pubco Class A Common Stock will continue to be listed on Nasdaq in the future. For example, the Business Combination Agreement permits the parties to waive the closing condition requiring that the Pubco Class A Shares be approved for listing on Nasdaq. In order to continue listing its securities on Nasdaq, the Pubco following the Business Combination must maintain certain financial, distribution and stock price levels. Generally, the Pubco must maintain a minimum number of holders of its securities (generally 400 public holders). Additionally, in connection with the Business Combination, the Pubco will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. The Pubco cannot assure you that it will be able to meet those initial listing requirements at that time, which may subject the Pubco to additional trading restrictions.

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The sale or availability for sale of substantial amounts of Pubco Class A Common Stock following the business combination could adversely affect their market price.

Sales of substantial amounts of the Pubco Class A Common Stock in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the Pubco Class Shares and could materially impair the Pubco’s ability to raise capital through equity offerings in the future. Subject to the next sentence, the Pubco’s Class A Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, certain shareholders of the Company becoming the Pubco’s shareholders as a result of the Business Combination, have agreed, subject to certain exceptions, not to transfer any Pubco Class A Common Stock for a lock-up period ending earlier of (i) one hundred eighty (180) days after the Closing, or (ii) the date on which the Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Pubco’s shareholders having the right to exchange their Pubco Class A Common Stock or other equity securities of the Pubco for cash, securities or other property. Thereafter, the Pubco Class A Common Stock held by these shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. In addition, pursuant to the Registration Rights Agreement, the Pubco will agree to register for resale, pursuant to applicable securities laws and regulations, with respect to shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of Sponsor’s Non-Redemption Warrants and shares of Pubco Class A Common Stock issued to shareholders PGUS whose Pro Rata Share of the Merger Consideration is not registered pursuant to the Registration Statement.

There will be [●] outstanding and issued shares of Pubco Class A Common Stock immediately after the Business Combination, assuming no redemption of DTCS Ordinary Shares. We cannot predict what effect, if any, market sales of securities held by the Pubco’s significant stockholders or any other holders or the availability of these securities for future sale will have on the market price of the Pubco Class A Common Stock.

Volatility in the Pubco’s share price could subject the Pubco to securities class action litigation.

The market price of Pubco Class A Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. After the completion of the Business Combination, the Pubco may be the target of securities class action litigation and investigations. Securities litigation against the Pubco, regardless of the result thereof, could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect the Pubco’s business, financial condition and results of operations.

The requirements of being a public company may strain the Pubco’s resources, divert the Pubco’s management’s attention and affect the Pubco’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, the Pubco is subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, the Pubco will incur relevant legal, accounting and other expenses, and these expenses may increase even more if the Pubco no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. See “Summary of the Proxy Statement/Prospectus—Emerging Growth Company.” The Exchange Act requires, among other things, that the Pubco file annual and current reports with respect to the Pubco’s business and results of operations. The Sarbanes-Oxley Act requires, among other things, that the Pubco maintains effective disclosure controls and procedures and internal control over financial reporting. The Pubco may need to hire more employees or engage outside consultants to comply with these requirements, which will increase its costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase the Pubco’s legal and financial compliance costs and render the Pubco’s certain business activities more time-consuming and costly.

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The Pubco’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing the Pubco’s growth strategy, which could prevent the improvement of the Pubco’s business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for the Pubco to obtain director and officer liability insurance, and consequently the Pubco may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on the Pubco’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of the Pubco’s board of directors, particularly to serve on the Pubco’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, the Pubco’s business and financial condition will become more visible, which it believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, the Pubco’s business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in the Pubco’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on the Pubco’s business, financial condition, results of operations, prospects and reputation.

Market volatility could impact the share price and trading volume of the Pubco’s securities.

The trading market for the Pubco’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for Pubco Class A Common Stock.

A possible “short squeeze” due to a sudden increase in demand of Pubco Class A Common Stock that largely exceeds supply may lead to price volatility in Pubco Class A Common Stock. Investors may purchase Pubco Class A Common Stock to hedge existing exposure or to speculate on the price of Pubco Class A Common Stock. Speculation on the price of Pubco Class A Common Stock may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of shares of Pubco Class A Common Stock available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase Pubco Class A Common Stock for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Pubco Class A Common Stock. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Pubco Class A Common Stock that are not directly correlated to the operating performance of the Pubco.

There will be material differences between your current rights as a holder of Pubco Public Shares prior to and after the Business Combination.

The Pubco is currently incorporated as an exempted Cayman Islands company. Upon completion of the Business Combination, the Pubco will be a Delaware corporation existing under the DGCL. There will be material differences between the current rights of the Pubco’s shareholders and the rights you will have as a holder of shares of a Delaware corporation. For a more detailed discussion of the differences in the rights of the Pubco’s shareholders prior to and after the Business Combination, see the section of this proxy statement/prospectus titled “Comparison of Shareholder Rights.”

Upon completion of the Business Combination, the market price for the Pubco’s securities may be affected by factors different from those that historically have affected the Pubco.

Upon completion of the Business Combination, the results of operations of the Pubco will be affected by some factors that are different from those currently affecting the results of operations of the Pubco. The Pubco is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly. The Pubco, after the consummation of the Business Combination, will focus on providing autonomous marine technology, with specialization in developing and integrating AI-powered systems for marine operations. The Pubco’s business and results of operations after the consummation of the Business Combination will be affected by regional, country, and industry risks and operating risks to which the Pubco prior to the Business Combination was not exposed. For a discussion of the business that is currently conducted and proposed to be conducted by the Pubco, see the section of this proxy statement/prospectus titled “Business and Certain Information of PGUS” and “Business and Certain Information about DTCS.”

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The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an IPO and may create risks for the Pubco’s unaffiliated investors.

A conventional initial public offering (an “IPO”) involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of an IPO company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company, such as the Pubco, does not involve any underwriters and may therefore result in less careful vetting of information that is presented to the public.

In addition, going public via a business combination with a special purpose acquisition company does not involve a bookbuilding process as is the case in an IPO. In any IPO, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a special purpose acquisition company, the value of the Company is established by means of negotiations between the Company and the Pubco. The process of establishing the value of the Company in a business combination may be less effective than an IPO bookbuilding process and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, while IPOs are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following an IPO, there is no comparable process of generating investor demand in connection with a business combination between the Company and the Pubco, which may result in lower demand for the Pubco’s securities after the Closing, which could in turn decrease liquidity and trading prices as well as increase trading volatility.

The Pubco currently is, and after the completion of the Business Combination, will be an “emerging growth company,” and the reduced reporting and disclosure requirements applicable to emerging growth companies may make the Pubco’s securities less attractive to investors.

The Pubco is currently and, following the consummation of the Business Combination, the Pubco will be an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. The Pubco, following the Closing, may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in the Pubco’s periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Pubco does not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Pubco’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

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The Pubco will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (i) following the fifth anniversary of the consummation of the Pubco IPO, (ii) in which the Pubco has total annual gross revenue of at least $1.235 billion, or (iii) in which the Pubco is deemed to be a large accelerated filer, which means the market value of the Pubco’s securities that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which the Pubco has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Investors may find the Pubco’s securities less attractive if it chooses to rely on these exemptions, and there may be a less active trading market for the Pubco’s securities, and the price of such securities may be more volatile.

The Proposed Certificate of Incorporation and Proposed By-Laws of the Pubco following the Business Combination contain certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Proposed Certificate of Incorporation and Proposed By-Laws of the Pubco that will be in effect upon consummation of the Business Combination contain provisions, including advance notice provisions, that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for the Pubco’s securities, and therefore depress the trading price of the Pubco Class A Common Stock. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the Pubco or taking other corporate actions, including effecting changes in the Pubco’s management following the Business Combination. See “Description of Pubco Class A Common Stock After the Business Combination.” These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Pubco’s board of directors or management.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about the Pubco, the Pubco’s business, its market or its competitors, or if they change their recommendations regarding the SPAC’s securities adversely, the price and trading volume of the Pubco’s securities could decline.

The trading market for the Pubco’s securities will be influenced by the research and reports that industry or securities analysts may publish about the Pubco, the Pubco’s business, its market or its competitors. If any of the analysts who may cover the SPAC following the Business Combination change their recommendation regarding the Pubco’s securities adversely, or provide more favorable relative recommendations about the Pubco’s competitors, the price of the Pubco’s securities would likely decline. If any analyst who may cover the Pubco following the Business Combination were to cease their coverage or fail to regularly publish reports on the Pubco, the Pubco could lose visibility in the financial markets, which could cause the price or trading volume of the Pubco’s securities to decline.

If after the completion of the Business Combination, the Pubco fails to implement and maintain effective internal controls over financial reporting, it may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, and investor confidence and the market price of the Pubco Class A Common Stock may be materially adversely affected.

The Pubco is currently and, following the consummation of the Business Combination, will continue to be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that the Pubco maintains effective disclosure controls and procedures and internal control over financial reporting (“ICFR”). Following the consummation of the Business Combination, the Pubco needs to continue perform system and process evaluation and testing of its ICFR to allow management to report on the effectiveness of its ICFR, as required by Section 404 of the Sarbanes-Oxley Act.

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Once the Pubco ceases to be an “emerging growth company” as the term is defined in the JOBS Act or non-accelerated filer, its independent registered public accounting firm must attest to and report on the effectiveness of its ICFR. The Pubco’s management and its independent registered public accounting firm may conclude that its ICFR is not effective. As a result, the Pubco may incur significant expenses and devote substantial effort to expand its accounting and finance functions.

The Pubco’s ICFR will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in control systems, misstatements due to error or fraud could occur in the future, and a control system could fail to detect control issues and fraud.

If the Pubco fails to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or to maintain proper and effective internal controls, it may not produce accurate financial statements in a timely manner. As a result, the market price of the Pubco Class A Common Stock may decline and the Pubco could be subject to sanctions or investigations by the Nasdaq Stock Market, SEC or other regulatory authorities.

[The Pubco’s principal shareholders, including Mr. Daniel Chiu, have the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for the Pubco’s securities and materially reduce the value of your investment.]

Immediately following the completion of the Business Combination, Mr. Daniel Chiu will, directly and/or through intermediary companies controlled by him, hold a majority of the voting power of the then issued and outstanding share capital of the Pubco, assuming full redemption of the Pubco’s Public Shares.

This concentration of voting rights [and the protective provisions in the Proposed Certificate of Incorporation and Proposed By-Laws, which will become effective upon the completion of the Business Combination, may discourage, delay or prevent a change in control of the Pubco, which could have the dual effect of depriving the Pubco’s shareholders of an opportunity to receive a premium for their shares as part of a sale of the Pubco and reducing the price of Pubco Class A Common Stock. As a result of the foregoing, the value of your investment could be materially reduced.

The Pubco following the completion of the Business Combination does not intend to pay dividends before it becomes profitable, and as a result, your ability to achieve a return on your investment in the foreseeable future will depend on appreciation in the price of the Pubco Class A Common Stock.

The Pubco following the completion of the Business Combination does not intend to pay any cash dividends before it becomes profitable, which may not occur in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Pubco’s board of directors. Accordingly, you may need to rely on sales of the Pubco Class A Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

Upon completion of the Business Combination, the Pubco may raise substantial additional funding to support its business development.

Upon completion of the Business Combination, given the likelihood of high redemption in connection with the Business Combination, the Pubco may need substantial additional funding to support its business development. This need for capital is expected to persist and potentially increase following the proposed business combination, as the Pubco will assume and continue the Company’s business activities. In particular, the Pubco anticipates that its expenses will rise significantly in connection with ongoing and future activities, including advancing its provisions of autonomous marine technology, with specialization in developing and integrating AI-powered systems for marine operations. As a result, it is likely that the Pubco will need to raise substantial additional capital through a variety of potential sources, such as public or private equity offerings, debt financings, strategic collaborations, licensing agreements, or other funding arrangements. However, there can be no assurance that such funding will be available when needed or on terms acceptable to the Pubco. If the Pubco is unable to secure adequate financing on favorable terms, or at all, it may be forced to delay, reduce, or eliminate its business development, including its research and development activities. These funding shortfalls could materially and adversely affect the Pubco’s business prospects, financial condition, and ability to achieve long-term growth.

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EXTRAORDINARY GENERAL MEETING OF DTCS

General

DTCS is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the DTCS Board for use at the extraordinary general meeting and at any adjournment or postponement thereof. This proxy statement/prospectus provides DTCS shareholders with information they need to know to be able to vote or direct their vote to be cast at the extraordinary general meeting.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at [  ]., Eastern Time, on [  ], 2026 at the offices of [  ] located at [  ], or virtually via live webcast at [  ].

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, DTCS is asking holders of DTCS Ordinary Shares to consider and vote upon:

●	the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

●	the Redomestication Merger Proposal. The Proposed Certificate of Incorporation is attached to this proxy statement/prospectus as Annex C;

●	the Stock Issuance Proposals;

●	the Organizational Documents Proposal. The Proposed Certificate of Incorporation and the Proposed By-Laws are attached to this proxy statement/prospectus as Annex C and Annex D, respectively;

●	the Advisory Organizational Documents Proposals;

●	the Incentive Plan Proposal. The New Equity Incentive Plan is attached to this proxy statement/prospectus as Annex J.

●	the Director Election Proposal (collectively with the Business Combination Proposal, the Redomestication Merger Proposal, the Stock Issuance Proposals and the Organizational Documents Proposal, the “Condition Precedent Proposals”); and

●	the Adjournment Proposal.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Incentive Plan Proposal is conditional on the approval of the Condition Precedent Proposals. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

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Recommendation of the DTCS Board

The DTCS Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of DTCS’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Redomestication Merger Proposal, “FOR” the approval of each of the Stock Issuance Proposals, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

For a description of the DTCS Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the DTCS Board, see the subsection entitled “The Business Combination Proposal - The DTCS Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the DTCS Board in favor of approval of these proposals, you should keep in mind that, aside from their interests as shareholders, the Sponsor and DTCS’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated DTCS shareholders. Please see the subsection entitled “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination”.

Record Date; Who is Entitled to Vote

DTCS shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned DTCS Ordinary Shares at the close of business on [ ], 2026, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each DTCS Ordinary Share owned at the close of business on the record date on each Shareholder Proposal on which such DTCS Ordinary Share is entitled to vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date for the extraordinary general meeting, there were [*] DTCS Ordinary Shares issued and outstanding, of which [ ] were issued and outstanding Public Shares.

The Sponsor and each director and each officer of DTCS have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any DTCS Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by the Sponsor and the DTCS independent directors will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the record date, the Sponsor and DTCS’s independent directors owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. DTCS believes all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Proxies relating to “street name” shares that are returned to DTCS but marked by brokers as “not voted” are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

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Quorum and Vote of DTCS Shareholders

A quorum of DTCS shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of majority of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

As of the record date for the extraordinary general meeting, [ ] DTCS Ordinary Shares would be required to achieve a quorum.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor of the Business Combination in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of DTCS’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Business Combination Proposal will have no effect, even if approved by holders of DTCS Ordinary Shares.

The approval of the Redomestication Merger Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Redomestication Merger Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Redomestication Merger Proposal will have no effect, even if approved by holders of DTCS Ordinary Shares. In connection with DTCS’s IPO, DTCS entered into agreements with its officers and directors, and the Sponsor, pursuant to which each agreed to vote their DTCS Ordinary Shares in favor of Proposal 1 (The Business Combination Proposal). Such officers and directors and the Sponsor have agreed to vote their DTCS Ordinary Shares, as well as any DTCS Ordinary Shares they may purchase prior to the Extraordinary Meeting, in favor of the proposals. As a result, DTCS would not require any additional votes in favor of such proposals in order to have the Redomestication Merger Proposal approved.

The approval of the Stock Issuance Proposals require an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote. Prior to and as a condition of the Closing, assuming DTCS obtains shareholder approval of the proposals described in this proxy statement to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Stock Issuance Proposals are conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Stock Issuance Proposals will have no effect, even if approved by holders of DTCS Ordinary Shares. DTCS would not need the Public Shares not held by affiliates, to be voted in favor of the Stock Issuance Proposals in order to approve the Stock Issuance Proposals (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, [ ] shares, no additional shares would need to be voted in favor of the Stock Issuance Proposals in order to approve the Stock Issuance Proposals.

The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the DTCS Ordinary Share, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Organizational Documents Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of DTCS Ordinary Shares. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. If only the minimum number of shares representing a quorum are voted, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Organizational Documents Proposal.

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The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the DTCS Ordinary Share, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Advisory Organizational Documents Proposals is not conditioned upon any other proposal. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. If only the minimum number of shares representing a quorum are voted, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve each of the Advisory Organizational Documents Proposals.

The approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Incentive Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. As of the record date, the

Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Incentive Plan Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor in order to approve the Incentive Plan Proposal.

The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of DTCS Ordinary Shares. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Director Election Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor in order to approve the Director Election Proposal.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal. As of the record date, the Sponsor owned approximately [52.88]% of the issued and outstanding DTCS Ordinary Shares. As a result, DTCS would not need the Public Shares not held by affiliates, to be voted in favor in order to approve the Adjournment Proposal (assuming all outstanding shares are voted). If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor in order to approve the Adjournment Proposal.

Voting Your Shares

Each DTCS Ordinary Shares that you own in your name entitles you to one vote on each Shareholder Proposal on which such DTCS Ordinary Share is entitled to vote. Your proxy card shows the number of DTCS Ordinary Shares that you own.

If you are a record owner of your shares, there are two ways to vote your DTCS Ordinary Shares at the extraordinary general meeting:

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You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the DTCS Board “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Redomestication Merger Proposal, “FOR” the approval of the each of the separate Stock Issuance Proposals, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

You Can Attend the Extraordinary General Meeting and Vote During the Meeting.

●	You can attend the extraordinary general meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above.

●	If your shares are registered in your name with VStock and you wish to attend the extraordinary general meeting virtually, go to [ ], enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend virtually.

●	Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to [ ]. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. After contacting VStock, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting. Beneficial shareholders should contact VStock at least five (5) Business Days prior to the extraordinary general meeting date in order to ensure access.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person or online and your shares are held in “street name”, you must obtain a legal proxy from your broker, bank or nominee. That is the only way DTCS can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an DTCS shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	sending another proxy card with a later date;

●	notifying Sam Zheng Sun, Chairman and Chief Executive Officers of DTCS, in writing before the extraordinary general meeting that you have revoked your proxy; or

●	attending the extraordinary general meeting in person or virtually, revoking your proxy, and voting as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your DTCS Ordinary Shares, you may call [ ], our proxy solicitor, by calling [ ], or banks and brokers can call collect at ], or by emailing [ ].

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Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)	(i) hold Public Shares or (ii) hold Public Shares through DTCS Units and elect to separate your DTCS Units into the underlying Public Shares prior to exercising your redemption rights with respect to the Public Shares;

(b)	submit a written request to VStock, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that DTCS redeem all or a portion of your Public Shares for cash; and

(c)	deliver the certificates for your Public Shares (if any) along with the redemption forms to VStock, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [ ], 2026 (two (2) Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Therefore, the election to exercise redemption rights occurs prior to the Redomestication Merger. DTCS expects redemptions to occur during the [third quarter of 2026]. For the purposes of the Cayman Constitutional Documents, the exercise of redemption rights will be treated as an election to have such Public Shares redeemed for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” will be interpreted accordingly.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them, regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its redemption rights to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to VStock, DTCS will redeem such Public Shares for the Redemption Price, a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of [two (2)] Business Days prior to the consummation of the Business Combination. For illustrative purposes, as of the record date, this would have amounted to approximately $[ ] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s deposit withdrawal at custodian (“DWAC”) system. VStock will typically charge the tendering broker [$100], and it would be up to the broker to decide whether to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their Public Shares.

Any request for redemption, once made, may be requested to be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with DTCS’s consent, until the Redemption. However, no withdrawal will be permitted unless the DTCS Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that DTCS permit the withdrawal of the redemption request and instruct VStock to return the certificate (physically or electronically). The holder can make such request by contacting VStock at the address or email address listed in this proxy statement/prospectus.

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Any corrected or changed written exercise of redemption rights must be received by VStock prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to VStock at least two (2) Business Days prior to the initial scheduled date of the extraordinary general meeting.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Sponsor, officers and directors have agreed to, among other things, vote in favor of the Business Combination and waive their redemption rights in connection with the consummation of the Business Combination with respect to any DTCS Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by our Sponsor and independent directors will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the record date, the Sponsor and the DTCS independent directors owned in aggregate approximately 20% of the issued and outstanding DTCS Ordinary Shares.

The closing price of Public Shares on [ ], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, was $[ ]. As of the record date, funds in the Trust Account totaled $[ ] and were comprised entirely of U.S. government treasury obligations with a maturity of [185] days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $[ ] per issued and outstanding Public Share.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. DTCS cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Public Shares.

Appraisal Rights

No DTCS’s shareholder has appraisal rights in connection with the Business Combination or the Redomestication Merger under Cayman Islands law or under the DGCL.

Proxy Solicitation

DTCS is soliciting proxies on behalf of the DTCS Board. This solicitation is being made by mail but also may be made by telephone or in person. DTCS and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. DTCS will file with the SEC all scripts and other electronic communications as proxy soliciting materials. DTCS will bear the cost of the solicitation.

DTCS has engaged [ ] to assist in the solicitation process and will pay [ ] a fee of $[ ], plus disbursements.

DTCS will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. DTCS will reimburse them for their reasonable expenses.

DTCS Shareholders

As of the record date, there were [ ] DTCS Ordinary Shares issued and outstanding, which include the 1,725,000 Founder Shares held by the Initial Shareholders, other than A.G.P., and the [1,693,909] Public Shares.

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Potential Purchases of Public Shares

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding DTCS or its securities, DTCS’s officers and directors and/or their affiliates may enter into a written plan to purchase DTCS’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time at or prior to the extraordinary general meeting, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Condition Precedent Proposals or not redeem their Public Shares. They have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or warrants in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining shareholder approval of the Condition Precedent Proposals, (2) increase the amount of cash available to Pubco following the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination which may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of DTCS and Pubco securities may be reduced and the number of beneficial holders of DTCS and Pubco securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates anticipate that they may identify the securityholders with whom they may pursue privately negotiated transactions by either the securityholders contacting DTCS or PGUS directly or by DTCS’s receipt of redemption requests submitted by securityholders (in the case of Public Shares) following the mailing of the proxy materials in connection with the Business Combination. The Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates will select which securityholders to purchase securities from based on the negotiated price and number of securities and any other factors that they may deem relevant, and will be restricted from purchasing securities if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws. To the extent that the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination and would not be excluded from the pro rata calculation of the redemption price.

The Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates were to purchase Public Shares or warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

●	this proxy statement/prospectus discloses the possibility that the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

●	if the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

●	this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

●	the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

●	we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

●	the amount of securities purchased outside of the redemption offer by the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates, along with the purchase price;

●	the purpose of the purchases by the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates;

●	the impact, if any, of the purchases by the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

●	the identities of the security holders who sold to the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, DTCS’s or PGUS’s directors, officers, advisors and their affiliates; and

●	the number of Public Shares for which DTCS has received redemption requests pursuant to its redemption offer.

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PROPOSAL NO. 1: THE BUSINESS COMBINATION PROPOSAL

Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which is not filed publicly and which is subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about DTCS, PGUS, or any other matter.

Structure of the Business Combination

On the Signing Date, DTCS entered into the Business Combination Agreement with PGUS, Merger Sub and Purchaser, pursuant to which, among other things, subject to shareholder approval, following the Redomestication Merger, Merger Sub will merge with and into PGUS, with PGUS surviving as a wholly owned subsidiary of Pubco (the “Acquisition Merger”), resulting in a combined company whereby DTCS will become the sole stockholder of PGUS, and substantially all of the assets and the business of the combined company will be held by PGUS.

Prior to and as a condition of the Closing, assuming DTCS obtains shareholder approval of the proposals described in this proxy statement/prospectus, pursuant to the Redomestication Merger, DTCS will change its jurisdiction of incorporation by the Redomestication Merger and continuing and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL, as amended, and the Companies Act. For more information, see the section of this proxy statement/prospectus entitled “The Redomestication Merger Proposal”.

A majority of the directors who are not employees of PGUS did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or prepare a report concerning the approval of the Business Combination.

The following diagrams illustrate in simplified terms the current structure of DTCS and PGUS and the expected structure of Pubco immediately following the Closing.

Simplified Pre-Combination Structure	Simplified Post-Combination Structure

Business Combination Consideration to PGUS Stockholders

Pursuant to the Business Combination Agreement, as consideration, DTCS shall issue and deliver to PGUS Stockholders an aggregate number of shares of Pubco Common Stock with an aggregate value equal to (a) One Billion Four Hundred Eighty Nine Million Eight Hundred Thousand U.S. Dollars ($1,489,800,000) less (b)(i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the PGUS Warrants multiplied by (ii) the Redemption Price less the applicable exercise price of such PGUS Warrant and less (c) (i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the PGUS Options multiplied by (ii) the Redemption Price less the applicable exercise price of such PGUS Option (the “Purchase Price”), with each share of Pubco Common Stock valued at the Redemption Price, and with each PGUS Stockholders receiving its Pro Rata Share of the “Merger Consideration” which such number of shares shall be determined by dividing the Purchase Price by the Redemption Price, and further adjusted pursuant to Section 3.2(b) of the Business Combination Agreement. Based on a Redemption Price of $11.05, and after giving effect to the adjustments in clauses (b) and (c) above, an aggregate of 105,649,826 shares of Pubco Common Stock will be paid to the PGUS stockholders as Merger Consideration at the Closing, comprised of 19,665,223 shares of Pubco Class A Common Stock and 85,984,603 shares of Pubco Class B Common Stock. The final number of shares of Pubco Common Stock to be issued as Merger Consideration will be confirmed once the final Redemption Price has been determined.

Effect of Redomestication Merger

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, the Redomestication Merger will occur, which will result in, among other things, the following, in each case, prior to or concurrently with the Redomestication Merger Effective Time:

(a)	the existing governing documents of Pubco will be amended and restated and become the Proposed Organizational Documents (as defined below) of PrimeGen US, Inc. as described in this proxy statement/prospectus;

(b)	immediately prior to the commencement of the Redomestication Merger, each issued and outstanding unit of DTCS will convert automatically by operation of law, on a one-for-one basis, into one DTCS Ordinary Share and one DTCS Right, and each issued and outstanding DTCS Right immediately prior to the Redomestication Merger Effective Time shall be converted into one-ninth (1/9) of one (1) DTCS Ordinary Share, and all units of DTCS shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist;

(c)	at the Redomestication Merger Effective Time, all of the issued and outstanding DTCS Ordinary Shares (including each Parent Ordinary Share resulting from the conversion of Parent Units and DTCS Rights pursuant to the preceding paragraph but other than the Parent Excluded Shares and Parent Dissenting Shares) will automatically be converted into one share of Pubco Class A Common Stock. Simultaneously with such automatic conversion, at the Redomestication Merger Effective Time all DTCS Ordinary Shares shall automatically be canceled and retired and shall cease to exist;

(d)	each share of Class A common stock, par value $[ ], of PGUS (the “PGUS Class A Common Stock”) Class B common stock, par value $[ ], of PGUS (the “PGUS Class B Common Stock”, together with the PGUS Class A Common Stock, the “PGUS Common Stock”) that is issued and outstanding immediately prior to the Redomestication Merger Effective Time (other than shares to be canceled in accordance with the Business Combination Agreement and any Dissenting Shares (as defined in the Business Combination Agreement)) will be cancelled and converted into the right to receive the Merger Consideration;

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(e)	at the Redomestication Merger Effective Time, if there are any shares of PGUS Common Stock that are owned by the Company as treasury shares prior to the Redomestication Merger Effective Time, such PGUS Common Stock shall be cancelled and shall cease to exist without any conversion thereof or payment therefor;

(f)	each PGUS Option that is issued and outstanding immediately prior to the Redomestication Merger Effective Time will be cancelled and automatically converted into an Pubco Option;

(g)	each PGUS Warrant that is issued and outstanding immediately prior to the Redomestication Merger Effective Time shall be cancelled and automatically converted into a Pubco Warrant.

PGUS Stockholder Appraisal/Dissenter’s Rights

Under the DGCL, PGUS Class A Common Stock and PGUS Class B Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by PGUS Stockholders (including beneficial owners) that neither voted in favor of the Business Combination nor consented thereto in writing and that have demanded properly in writing appraisal or dissenters’ rights for such shares of PGUS capital stock in accordance with the DGCL (collectively, the “Dissenting Shares”; and the holders of Dissenting Shares being referred to as “Dissenting Stockholders”), and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, will not be converted into, and such Dissenting Stockholders will have no right to receive, their Pro Rata Share of the Merger Consideration as provided in the Business Combination Agreement unless and until such Dissenting Stockholder fails to perfect or withdraws or otherwise loses their right to appraisal and payment under the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under the DGCL, then such holder’s Dissenting Shares will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive their Pro Rata Share of the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates representing such shares (or an affidavit of loss in lieu thereof) and the delivery of the Transmittal Documents as provided in the Business Combination Agreement.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of DTCS, Purchaser, Merger Sub and PGUS, certain of which are qualified by materiality and material adverse effect and knowledge and, as applicable, are further modified and limited by the Disclosure Schedules of DTCS and PGUS. The representations and warranties of DTCS and Merger Sub are also qualified by information included in DTCS’s public filings filed or submitted to the SEC on or prior to the Signing Date (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of PGUS

The Business Combination Agreement contains representations and warranties of PGUS relating to, among other things, organization and standing, authorization and binding agreement, capitalization, subsidiaries, government approvals, non-contravention,, financial statements, undisclosed liabilities, absence of certain changes, compliance with laws and healthcare laws, permits, litigation, material contracts, intellectual property, taxes and tax returns, real property, personal property, employee matters, benefit plans, transactions with related persons, insurance, certain business practices, the Investment Company Act, finders and brokers, independent investigation and information supplied and that there are no additional representations or warranties.

Representations and Warranties of DTCS and Merger Sub

The Business Combination Agreement contains representations and warranties of DTCS and Merger Sub relating to, among other things, organization and standing, authorization and binding agreement, government approvals, non-contravention, capitalization, SEC filings and financial statements, absence of certain changes, undisclosed liabilities, compliance with laws, legal proceedings, orders, permits, taxes and tax returns, properties, the Investment Company Act, contracts, the Trust Account, finders and brokers, certain business practices, insurance, information supplied, independent investigation and that there are no additional representations and warranties.

Material Adverse Effect

Under the Business Combination Agreement, certain of the representations and warranties of PGUS and DTCS are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

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Pursuant to the Business Combination Agreement, a “Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster, pandemics, epidemics, or other force majeure events; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) any change, effect, or development arising from the Company’s investments in research and development, initiation, termination or continuation of clinical trials or other studies, or regulatory submissions, and (vii) with respect to the Parent, the consummation and effects of the Redemption (or any redemption in connection with any Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Parent, the amount of the Redemption (or any redemption in connection with any Extension, if any) or the failure to obtain the Required Parent Shareholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Parent.

Survival of Representations and Warranties

Except in the case of a fraud claim against a person, none of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part at or after the Closing, and then only in respect to any breaches occurring at or after the Closing.

Covenants and Agreements

PGUS has made covenants relating to, among other things, efforts, conduct of business, annual and interim financial statements, no trading, and notification of certain matters.

DTCS has made covenants relating to, among other things, conduct of business, DTCS public filings, the Trust Account, DTCS shareholder approval to complete the transactions contemplated by the Business Combination Agreement, employee matters and the Redomestication Merger.

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Conduct of Business of PGUS

PGUS has agreed that during the Interim Period, it will, subject to certain specified exceptions, including as set forth on the Disclosure Schedules delivered by PGUS pursuant to the Business Combination Agreement, as consented to by DTCS in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law or any governmental authority:

●	conduct its business, in all material respects, in the ordinary course of business;

●	comply with all Laws applicable to PGUS and its respective businesses, assets and employees; and

●	take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business.

During the Interim Period, PGUS also agreed not to, subject to certain specified exceptions, including as set forth on the Disclosure Schedules delivered by PGUS, as consented to by DTCS in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law or any governmental authority:

(i)	amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii)	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, other than the issuance of PGUS Common Stock in connection with the exercise of any of the current PGUS Warrants and/or current PGUS Options, provided that PGUS is permitted to conduct private offerings of equity securities not to exceed, in the aggregate, twenty percent (20%) of the issued and outstanding PGUS Common Stock, on a fully diluted basis, as of the date hereof;

(iii)	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except for the repurchase of PGUS Common Stock from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date hereof providing for the repurchase of shares in connection with any termination of service);

(iv)	declare or distribute any (x) cash or other dividends or distributions to any PGUS Stockholders or (v) any bonus to any employees or directors in excess of $250,000 in the aggregate;

(v)	(A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), make a loan or advance to or investment in any third Party (other than advancement of expenses to employees in the Ordinary Course of Business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person that, together with Indebtedness described in clause (A) above, exceeds $8 million in the aggregate (such Indebtedness up to, and including, $5 million;

(vi)	make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii)	transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company IP Licenses or other Company IP, in each case as to Intellectual Property that is material to the business of the Company (excluding non-exclusive licenses of Company IP to the Company customers in the Ordinary Course of Business);

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(viii)	terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the Ordinary Course of Business that obligates the Company to payment within the subsequent ninety (90) days in excess of $500,000 (individually or $2 million in the aggregate);

(ix)	fail to maintain its books, accounts and records in all material respects in the Ordinary Course of Business;

(x)	establish any Subsidiary or enter into any new line of business unrelated to stem cells;

(xi)	fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii)	revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii)	waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $100,000 individually or $250,000 in the aggregate, or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv)	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the Ordinary Course of Business;

(xv)	make capital expenditures in excess of $2.5 million (individually for any project (or set of related projects) or $10 million in the aggregate);

(xvi)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii)	voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) not referenced this subsection of the Business Combination Agreement in excess of $2.5 million in the aggregate other than (A) pursuant to the terms of a Company Material Contract or Company Benefit Plan or (B) any Liability incurred in connection with manufacturing of drugs, clinical trials, university research agreements, or the manufacturing, selling, or marketing of exosome related products;

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(xviii)	sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xix)	except for the Ancillary Documents, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xx)	take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with the Business Combination Agreement;

(xxi)	accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the Ordinary Course of Business;

(xxii)	enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the Ordinary Course of Business), except which would not be expected to have a material and adverse effect on the Company;

(xxiii)	authorize or agree to do any of the foregoing actions;

(xxiii)	terminate, suspend, delay, or materially modify any planned or ongoing pe-clinical or clinical study(ies);

(xxiv)	submit, or fail to submit, to the FDA or any analogous regulatory authority any document or regulatory filing of any type (including without limitation any changes to clinical trial protocols), the effect of which could materially alter the clinical or regulatory development strategy, the proposed indication(s) of any product candidate, or the achievability or anticipated timing of regulatory events or milestones;

(xxv)	make or propose changes to any raw material or product component supplier, any manufacturing facility or manufacturing process, contract manufacturer, contract research organization, or clinical investigator(s); or

(xxvi)	Authorize or agree to do any of the foregoing actions;

Provided, that any actions reasonably taken in good faith by PGUS, to the extent reasonably believed to be necessary or advisable and that do not materially impair PGUS’ ability to consummate the transactions contemplated by this Agreement, in order to continue the Company’s Course of Business (including manufacturing drugs, conducting clinical trials, entering into university research agreements, or the manufacturing, selling, or marketing of exosome related products), and which do not breach any of the individual or aggregate dollar thresholds above, in each case, shall be deemed not to constitute a breach of the requirements set forth under this section. PGUS shall notify DTCS in writing, no later than five business days in advance of taking any such actions in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the business of PGUS, in consultation with the Parent in each instance.

Conduct of Business of DTCS

DTCS has agreed that during the Interim Period, subject to certain specified exceptions, including as set forth on the Disclosure Schedules delivered by DTCS pursuant to the Business Combination Agreement, as consented to by PGUS in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as is required by applicable law or any governmental authority, it will:

●	conduct its business, in all material respects, in the ordinary course of business;

●	comply with all Laws applicable to DTCS and its Subsidiaries and their respective businesses, assets and employees, and

●	take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business.

During the Interim Period, DTCS also agreed not to, subject to certain specified exceptions, including as set forth on the Disclosure Schedules delivered by DTCS, as consented to by PGUS in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law or any governmental authority:

(i)	amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii)	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, other than the issuance of Parent securities issuable upon conversion or exchange of outstanding Parent securities in accordance with their terms, or engage in any hedging transaction with a third Person with respect to such securities;

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(iii)	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)	incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) not referenced in Section 5.2(b) in excess of $10 million in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Parent from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement);

(v)	make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi)	amend, waive or otherwise change the Trust Agreement in any manner adverse to the Parent;

(vii)	terminate, waive or assign any material right under any Parent Material Contract;

(viii)	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix)	establish any Subsidiary or enter into any new line of business;

(x)	fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi)	revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Parent’s outside auditors;

(xii)	waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Parent or its Subsidiary) not in excess of $100,000 individually or $250,000 in the aggregate, or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Parent Financials;

(xiii)	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xiv)	make capital expenditures in excess of $2.5 million individually for any project (or set of related projects) or $10 million in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Mergers or as otherwise required by its Organizational Documents);

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(xvi)	voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $100,000 in the aggregate (excluding the incurrence of any Expenses), pursuant to the terms of a Contract in existence as of the date of the Business Combination Agreement or entered into in the ordinary course of business consistent with past practice or in accordance with the terms of this Section 5.2 during the Interim Period;

(xvii)	sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii)	except for the Ancillary Documents, enter into any agreement, understanding or arrangement with respect to the voting of Parent Securities;

(xix)	take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with the Business Combination Agreement; or

(xx)	authorize or agree to do any of the foregoing actions;

Notwithstanding the foregoing, nothing contained in the Business Combination Agreement gives PGUS, directly or indirectly, rights to control or direct the business or operations of the DTCS prior to the Closing. Prior to the Closing, DTCS will exercise, consistent with the terms and conditions of the Business Combination Agreement and subject to PGUS’s rights set forth therein, complete control and supervision over its business, assets and operations.

Covenants of PGUS

Pursuant to the Business Combination Agreement, PGUS has agreed, among other things, to:

●

its board of directors shall recommend to the PGUS Stockholders that the PGUS Stockholders vote in favor of the Business Combination Agreement, the Ancillary Agreements to which the Company is or will be a party, the transactions contemplated hereby and thereby, and other related matters. As promptly as reasonably practicable after the effective date of the Registration Statement, and in any event within ten (10) days following such date, the Company shall obtain and deliver to the Parent a true and correct copy of a written consent evidencing the required PGUS Stockholder approval that is duly executed by the PGUS Stockholders holding at least fifty percent (50%) of issued and outstanding shares of Company capital stock required to obtain the PGUS Stockholder Approval (the “Required PGUS Stockholder Approval”);

●	use its reasonable best efforts to deliver true and complete copies of the Company Financials to the Parent. The Company Financials (including the notes thereto): (a) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (b) shall present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments and the absence of notes; and

●	while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Parent (other than to engage in the Acquisition Merger in accordance with the Business Combination Agreement), communicate such information to any third party, take any other action with respect to the Parent in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

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Covenants of DTCS

Pursuant to the Business Combination Agreement, DTCS has agreed, among other things, to:

●	As promptly as practicable after the date of the Business Combination Agreement, prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Pubco Class A Common Stock to be issued under the Business Combination Agreement, which Registration Statement will also contain a proxy statement of SPAC as well as a prospectus for the offering of Pubco Class A Common Stock (the “Proxy Statement”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Extraordinary General Meeting and providing the Public Shareholders an opportunity in accordance with the Parent’s Organizational Documents and the IPO Prospectus to have their DTCS Ordinary Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the Parent Proposals. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “Parent Extraordinary General Meeting”), in favor of resolutions approving (i) the adoption and approval of the Business Combination Agreement, the Redomestication Merger Cayman Plan of Merger, the Ancillary Documents and the transactions contemplated hereby or referred to herein, including the Redomestication Merger and the Acquisition Merger, by the holders of DTCS Ordinary Shares in accordance with the Parent’s Organizational Documents, the Securities Act, the Cayman Islands Companies Law, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) the effecting of the Redomestication Merger, (iii) the adoption and approval of the Delaware Organizational Documents, (iv) the adoption and approval of a new equity incentive plan in substantially the form attached as Exhibit E hereto (the “Equity Incentive Plan”), and which will provide for awards for a number of shares of Pubco Class A Common Stock equal to fifteen percent (15%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption), (v) the appointment of the members of the Parent Board in accordance with Section 5.11 hereof, (vi) such other matters as the Company and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Mergers and the other transactions contemplated by the Business Combination Agreement (the approvals described in foregoing clauses (i) through (vi), collectively, the “Parent Proposals”), and (vii) the adjournment of the Parent Extraordinary General Meeting, if necessary or desirable in the reasonable determination of Parent. If on the date for which the Parent Extraordinary General Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Shareholder Approval, whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent Extraordinary General Meeting. In connection with the Registration Statement, Parent will file with the SEC financial and other information about the transactions contemplated by the Business Combination Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Parent’s Organizational Documents, the Securities Act, the DGCL and the rules and regulations of the SEC and Nasdaq. Parent shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and Parent shall consider any such comments timely made in good faith. The Company shall provide Parent with such information concerning the Company and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. If required by applicable SEC rules or regulations, such financial information provided by the Company must be reviewed or audited by the Company’s auditors. The Parent shall cause any information concerning the Parent or its shareholders, officers, directors, assets, Liabilities, condition (financial or otherwise), business and operations included in the Registration Statement, or in any amendments or supplements thereto, to be true and correct and to not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

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●	take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Parent Extraordinary General Meeting and the Redemption. Each of the Parent and the Company shall make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, the Parent and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by the Business Combination Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Parent shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Parent shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of the Business Combination Agreement and the Parent’s Organizational Documents; provided, however, that the Parent shall not amend or supplement the Registration Statement without prior consultation with the Company as is reasonable under the circumstances.

●	As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, distribute the Registration Statement to Parent’s shareholders, and, pursuant thereto, shall call the Parent Extraordinary General Meeting in accordance with Cayman Islands Companies Law for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

●	comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Parent’s Organizational Documents and the Business Combination Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Parent Extraordinary General Meeting and the Redemption.

●	call and hold the Parent Extraordinary General Meeting as promptly as practicable following the clearance of the Registration Statement by the SEC; provided that the Parent may postpone or adjourn the Parent Extraordinary General Meeting on one or more occasions for up to 30 days in the aggregate upon the good faith determination by the Parent that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the Parent Proposals. The Parent shall use commercially reasonable efforts to obtain the approval of the Parent Proposals at the Parent Extraordinary General Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Parent Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The Parent’s board of directors shall recommend to its shareholders that they approve the Parent Proposals and shall include such recommendation in the Proxy Statement.

●	During the Interim Period, keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its best efforts prior to the Closing to maintain the listing of the Parent Public Units, DTCS Ordinary Shares, and the DTCS Rights on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Class A Common Stock.

●	use reasonable best efforts (with the assistance and reasonable best efforts cooperation of the Company as reasonably requested by the Parent) to cause the Pubco Class A Common Stock issued in connection with the Transactions to be approved for listing on Nasdaq at Closing. During the Interim Period, the Parent shall use reasonable best efforts to keep the Parent Public Units, DTCS Ordinary Shares, and the DTCS Rights listed for trading on Nasdaq.

●	Upon satisfaction or waiver of the conditions set forth in the Business Combination Agreement and provision of notice thereof to Trustee (which notice the Parent shall provide to Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, the Parent (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (x) pay as and when due all amounts payable to the Parent’s shareholders for the Redemption, and (y) pay all remaining amounts pursuant to Section 8.3.

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●	At the Closing, Pubco and the Sponsor will enter into a registration rights agreement, in the form attached as Exhibit F hereto (the “Registration Rights Agreement”), providing for registration rights substantially similar to the registration rights granted to the Sponsor in connection with DTCS’s initial public offering, with the PGUS Stockholders identified in the Business Combination Agreement in the event that their Pro Rata Share of the Merger Consideration is not registered pursuant to the Registration Statement. The Registration Rights Agreement also shall cover all of the shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor.

●	at the Closing, Pubco and/or the Surviving Corporation shall deliver, via wire transfer of immediately available funds in U.S. dollars, to the Sponsor the sum of $2,500,000 (“Sponsor Closing Payment”), to an account designated by Sponsor at least three (3) Business Days prior to Closing, in exchange for 250,000 shares of DTCS Ordinary Shares owned by the Sponsor that are validly issued, fully paid an non-assessable, and are free and clear of all Liens, and that are “restricted securities” as such term is defined in Rule 144 promulgated under the Securities Act (“Sponsor Closing Shares”).

●	within ten (10) Business Days after the initial submission of a confidential draft of the Registration Statement (in the form mutually agreed upon DTCS and PGUS whose consent shall not be unreasonably withheld ), DTCS may deliver to PGUS a one-time written schedule of out-of-pocket costs and expenses that DTCS incurred directly in connection with the Business Combination Agreement (which shall include, without limitation, Extension Expenses), with reasonable detail and supporting documentation, that DTCS so elects be covered but which shall not exceed in the aggregate $500,000 (the “Expense Advancement”) and bank account details of Parent (the “Expense Advancement Schedule”). Within five (5) Business Days of receipt of the Expense Advancement Schedule, the Company shall issue Parent the Expense Advancement consistent with the Expense Advancement Schedule, to the account designed by Parent in the Expense Advancement Schedule. For the avoidance of doubt, the Expense Advancement shall in no event be greater than $500,000 even if the costs and expenses set forth in the Expense Advancement Schedule exceed such amount.

Joint Covenants of PGUS and DTCS

In addition, each of PGUS and DTCS has agreed, among other things:

●	promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Parent shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Parent or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Parent Extraordinary General Meeting and the Redemption promptly after the receipt of such comments and shall give the Company and its counsel a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, and the Parent shall consider any such comments timely made in good faith under the circumstances.

●	take all necessary action, including causing the directors of the Parent to resign, so that effective as of the Closing, the board of directors of the Parent (the “Board”) will consist of seven (7) individuals. The Parties shall also take all necessary action to appoint to the Parent Board simultaneously with the Closing: (i) two (2) persons designated by the Company, neither of whom shall be required to qualify as independent directors under Nasdaq rules; (ii) one (1) person nominated by SPAC, who shall be reasonably acceptable to the Company and shall not be required to qualify as an independent director under Nasdaq rules; and (iii) four (4) persons, designated by the Company who shall be reasonably acceptable to the SPAC, who shall be required to qualify as independent directors under Nasdaq rules, one of whom shall also be required to qualify as an “audit committee financial expert” pursuant to Item 407(d)(5)(ii) and (iii) of Regulation S-K. The Parties shall cause the Parent to establish an audit committee consisting of at least three (3) independent directors, including the director designated as an “audit committee financial expert,” within 90 days of the date of listing with Nasdaq in accordance with Nasdaq Rule 5615(b)(1), provided that one such director shall have been appointed a member of the audit committee prior to such date of listing.

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●	take all action necessary, including causing the executive officers of the Parent to resign, so that the individuals serving as the officers of the Parent immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

●	During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Parent, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to the Business Combination Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

●	notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

●	During the Interim Period, the board of directors of the Parent, or any committee thereof, shall not: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Parent Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction with respect to the Parent; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Parent to execute or enter into, any agreement related to an Alternative Transaction; (iv) enter into any agreement, letter of intent, or agreement in principle requiring Parent to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against any Alternative Transaction with respect to the Parent; (vi) fail to re-affirm the Parent Recommendation at the written request of the Company within five (5) Business Days of such request; (vi) fail to include the Parent Recommendation in the Registration Statement and Proxy Statement; or (vii) resolve or agree in writing to do any of the foregoing. Nothing contained in the Business Combination Agreement shall prohibit the Parent or the board of directors of the Parent or any committee thereof from (x) taking and disclosing to the Parent’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the Parent’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes an Acquisition Proposal to the provisions of this Section 5.12.

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●	During the Interim Period, the board of directors of the Company, or any committee thereof, shall not: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction with respect to the Company; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company to execute or enter into, any agreement related to an Alternative Transaction; (iv) enter into any agreement, letter of intent, or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against any Alternative Transaction with respect to the Company; (vi) fail to re-affirm the Company Recommendation at the written request of the Parent within five (5) Business Days of such request; (vi) fail to include the Company Recommendation in any solicitation materials that its prepares or sends to Company Security Holders; or (vii) resolve or agree in writing to do any of the foregoing.

●	During the Interim Period, give prompt notice to the other Parties if such Party (or, with respect to Parent, its Affiliates): (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it (or, with respect to Parent, its Affiliates) hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by the Business Combination Agreement or (ii) any non-compliance with any Law by such Party (or, with respect to Parent, its Affiliates); (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by the Business Combination Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party (or, with respect to Parent, any of its Affiliates), or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party (or, with respect to Parent of its Affiliates) with respect to the consummation of the transactions contemplated by the Business Combination Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in the Business Combination Agreement have been breached.

●	Subject to the terms and conditions of the Business Combination Agreement, use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the transactions contemplated by the Business Combination Agreement, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, any Governmental Authorities and parties to contracts with the Company as set forth in Section 4.12 necessary for the consummation of the transactions contemplated by the Business Combination Agreement and to fulfill the conditions to the Mergers.

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●	make any required filing or application under Antitrust Laws, as applicable and with the consent of the other Party, at such Party’s sole cost and expense (subject to the last sentence of Section 8.3 with respect to Antitrust Expenses), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by the Business Combination Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by the Business Combination Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

●	As soon as reasonably practicable following the date of the Business Combination Agreement, reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by the Business Combination Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by the Business Combination Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by the Business Combination Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by the Business Combination Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by the Business Combination Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by the Business Combination Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by the Business Combination Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Business Combination Agreement or the Ancillary Documents.

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●	Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by the Business Combination Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, the Business Combination Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

●	Intended Tax Treatment. Each of the Parties shall use its reasonable best efforts to cause each of the Redomestication Merger to qualify for the Redomestication Merger Intended Tax Treatment and the Acquisition Merger Intended Tax Treatment respectively. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Redomestication Merger to fail to qualify for the Redomestication Merger Intended Tax Treatment or the Acquisition Merger to fail to qualify for the Acquisition Merger Intended Tax Treatment. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Redomestication Merger consistently with the Redomestication Merger Intended Tax Treatment and the Acquisition Merger Intended Tax Treatment, respectively.

●	If, in connection with the preparation and filing of the Registration Statement and Proxy Statement, the SEC requires that tax opinions be prepared and submitted regarding: (i) the qualification of the Redomestication Merger for the Redomestication Merger Intended Tax Treatment, the Parent will use its reasonable best efforts to cause Loeb & Loeb LLP (“Loeb”) to deliver such tax opinion to the Parent, or (ii) the qualification of the Acquisition Merger for the Acquisition Merger Intended Tax Treatment, the Company will use its reasonable best efforts to cause Sichenzia Ross Ference Carmel LLP (“SRFC”) or other United States federal income tax counsel engaged by the Company to deliver such tax opinion to the Company. Each party shall use reasonable best efforts to execute and deliver customary Tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor. Notwithstanding anything to the contrary in the Business Combination Agreement, Loeb shall not be required to provide any opinion to any Party regarding the Acquisition Merger and SRFC shall not be required to provide any opinion to any Party regarding the Redomestication Merger.

●	Each of the Parties shall (and shall cause its respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party hereto, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

●	The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under the Business Combination Agreement and applicable Laws to consummate the transactions contemplated by the Business Combination Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

●	during the Interim Period no public release, filing or announcement concerning the Business Combination Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

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●	as promptly as practicable after the execution of the Business Combination Agreement (but in any event within four (4) Business Days thereafter), issue a joint press release, the text of which has been agreed to by each of the Parent and the Company, announcing the execution of the Business Combination Agreement (the “Signing Press Release”) and the Parent shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of the Business Combination Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing; provided that the Parent provides the Company with a reasonable amount of time to complete such review, comment and approval. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a joint press release, the text of which has been agreed to by each of the Parent and the Company, announcing the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Parent shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the transactions contemplated hereby.

●	all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Parent or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Parent or Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Parent or Merger Sub, in each case as in effect on the date of the Business Combination Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Acquisition Merger Effective Time, the Parent shall cause the Organizational Documents of the Parent and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of the Business Combination Agreement in the Organizational Documents of the Parent and Merger Sub to the extent permitted by applicable Law. The provisions of this Section 5.19 shall survive the consummation of the Mergers and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

●	For the benefit of the Parent’s and Merger Sub’s directors and officers, the Parent shall be permitted prior to the Acquisition Merger Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six (6) year period from and after the Effective Time for events occurring prior to the Acquisition Merger Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Parent’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Parent shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Parent shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

●	In the event Parent or Merger Sub or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or Merger Sub (or their respective successors and assigns), as applicable, assume in writing the obligations set forth in this Section 5.19.

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Closing and Acquisition Merger Effective Time of the Business Combination

Subject to and upon the terms and conditions of the Business Combination Agreement, the Parties hereto shall cause the Acquisition Merger to be consummated by filing the Certificate of Merger for the merger of Merger Sub with and into the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Acquisition Merger Effective Time”).

Subject to the satisfaction or waiver of the conditions set forth in Business Combination Agreement, the Redomestication Merger shall take place no later than the second (2nd) Business Day after all the Closing conditions to the Business Combination Agreement have been satisfied or waived, or at such other date as the Parent and the Company may agree. The Acquisition Merger shall take place on the business day after the Redomestication Merger Completion or at such later date as the Parent and the Company may agree.

Closing Conditions

The consummation of the Business Combination Agreement is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Conditions to the Obligations of Each Party

The consummation of the Business Combination is conditioned upon the satisfaction or waiver of certain customary closing conditions by each of the parties, including among other things:

(a)	Required Parent Shareholder Approval. The Shareholder Proposals that are submitted to the vote of the shareholders of the Parent at the Parent Extraordinary General Meeting in accordance with the Proxy Statement and the Parent Memorandum and Articles shall have been approved by the requisite vote of the shareholders of the Parent at the Parent Extraordinary General Meeting in accordance with the Parent’s Memorandum and Articles, applicable Law and the Proxy Statement (the “Required Parent Shareholder Approval”).

(b)	Required PGUS Stockholder Approval. The Company shall have obtained the Required PGUS Stockholder Approval in accordance with Section 5.7.

(c)	Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of the Business Combination Agreement under any Antitrust Laws shall have expired or been terminated.

(d)	Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by the Business Combination Agreement that are set forth in Schedule 7.1(d) shall have each been obtained or made.

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(e)	No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by the Business Combination Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Business Combination Agreement.

(f)	Appointment to the Board. The members of the Parent Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.11.

(g)	Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(h)	Nasdaq Listing. The Pubco Class A Common Stock issued as Merger Consideration shall have been approved for listing on Nasdaq, subject to official notice of issuance and, as of immediately following the Closing, the Parent shall satisfy any applicable initial and continuing listing requirements of Nasdaq and shall not have received any notice of non-compliance therewith.

Conditions to the Obligations of PGUS

The obligations of PGUS to consummate and effect the Business Combination are subject to the satisfaction or waiver of each of the following additional conditions at or prior to the Closing, any one (1) or more of which may be waived in writing exclusively by PGUS:

(a) Representations and Warranties. All of the representations and warranties of the Parent set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of the Parent pursuant hereto shall be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Parent.

(b) Agreements and Covenants. The Parent shall have performed in all material respects all of the Parent’s obligations and complied in all material respects with all of the Parent’s agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Parent Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Parent since the date of the Business Combination Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) CLOSING SHARES. The Sponsor shall have delivered to the Company the Sponsor Closing Shares and any documents requested by the Company to effectuate the transfer and delivery of such shares.

(ii) ANCILLARY DOCUMENTS. The Company shall have received copies of the Company Support Agreement, Insider Support Agreement, Registration Rights Agreement and Lock-Up Agreement, each duly executed by the respective parties thereto and each such Ancillary Document shall be in full force and effect.

(iii) OFFICER CERTIFICATE. The Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Parent in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c).

(iv) SECRETARY CERTIFICATE. The Parent shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Parent’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Redomestication Merger), (B) the resolutions of the Parent’s board of directors authorizing and approving the execution, delivery and performance of the Business Combination Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Parent Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute the Business Combination Agreement or any Ancillary Document to which the Parent is or is required to be a party or otherwise bound.

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(v) GOOD STANDING. The Parent shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Parent certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Parent’s jurisdiction of organization and from each other jurisdiction in which the Parent is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

Conditions to the Obligations of DTCS and Merger Sub

The obligations of DTCS and Merger Sub to consummate and effect the Business Combination are subject to the satisfaction or waiver of each of the following additional conditions at or prior to the Closing, any one (1) or more of which may be waived in writing exclusively by DTCS.

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company since the date of the Business Combination Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) Closing Payment. The Parent and/or the Surviving Corporation (x) shall have delivered the Expense Advancement to Sponsor on or before the date required in Section 5.23 and (y) shall deliver the Sponsor Closing Payment to Sponsor at Closing.

(ii) ANCILLARY DOCUMENTS. The Parent shall have received copies of the Company Support Agreement, Insider Support Agreement, Registration Rights Agreement and Lock-Up Agreement, each duly executed by the respective parties thereto and each such Ancillary Document shall be in full force and effect.

(iii) OFFICER CERTIFICATE. The Parent shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions.

(iv) SECRETARY CERTIFICATE. The Company shall have delivered to the Parent a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Acquisition Merger Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of the Business Combination Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Acquisition Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the PGUS Stockholders, (C) evidence that the Required PGUS Stockholders Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute the Business Combination Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

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(v) GOOD STANDING. The Company shall have delivered to the Parent good standing certificates (or similar documents applicable for such jurisdictions) for the Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization and from each other jurisdiction in which the Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(vi) CERTIFIED CHARTER. The Company shall have delivered to the Parent a copy of the Company Charter, as in effect as of immediately prior to the Acquisition Merger Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(vii) TRANSMITTAL DOCUMENTS. The Exchange Agent shall have received from each PGUS Stockholder the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.

(viii) RESIGNATIONS. Subject to the requirements of Section 5.19, the Parent shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Parent prior to the Closing.

(ix) REGISTERED AGENT LETTER. The Parent shall receive a copy of the letter, executed by all parties thereto, in the agreed form, to the Delaware registered agent of the Company from the client of record of such registered agent instructing it to take instruction from the Parent (or its nominees) from Closing.

(x) FIRPTA CERTIFICATE. The Parent shall have received from the Company a duly executed certificate conforming to the requirements of Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the United States Treasury regulations, and a notice to be delivered to the United States Internal Revenue Service as required under Section 1.897-2(h)(2) of the United States Treasury regulations, each dated no more than thirty (30) days prior to the Closing Date and in form and substance reasonably acceptable to the Parent.

Termination; Effectiveness

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Parent and the Company;

(b) by written notice by the Parent or the Company if any of the conditions to the Closing set forth in ARTICLE VIII have not been satisfied or waived by October 26, 2026 (the “Outside Date”) (provided, that Parent and the Company may mutually agree to extend the Outside Date by three (3) months if, prior to the Outside Date, Parent shall have obtained the necessary shareholder approval to consummate the Transactions after the Outside Date); provided, however, the right to terminate the Business Combination Agreement under this Section 9.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

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(c) by written notice by either the Parent or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement pursuant to this Section 8.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of the Business Combination Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Parent, if (i) there has been a material breach by the Parent of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of the Parent shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (treating the Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Parent or (B) the Outside Date; provided, that the Company shall not have the right to terminate the Business Combination Agreement pursuant to this Section 8.1(d) if at such time the Company is in material uncured breach of the Business Combination Agreement;

(e) by written notice by the Parent to the Company, if (i) there has been a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement resulting in a Material Adverse Effect on the Company, or if any representation or warranty of the Company shall have become untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (treating the Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or material inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or material inaccuracy is provided to the Company or (B) the Outside Date, and in any event, only if such breach or material inaccuracy has a Material Adverse Effect on the Company; provided, that the Parent shall not have the right to terminate the Business Combination Agreement pursuant to this Section 8.1(e) if at such time the Parent is in material uncured breach of the Business Combination Agreement;

(f) by written notice by the Parent to the Company, if there shall have been a Material Adverse Effect on the Company following the date of the Business Combination Agreement which is uncured for at least twenty (20) business days after written notice of such Material Adverse Effect is provided by the Parent to the Company;

(g) by written notice by either the Parent or the Company to the other, if the Parent Extraordinary General Meeting is held (including any adjournment or postponement thereof) and has concluded, the Parent’s shareholders have duly voted, and the Required Parent Shareholder Approval was not obtained;

(h) by written notice by the Parent to the Company, if the Required PGUS Stockholder Approval was not obtained pursuant to the terms of the Business Combination Agreement;

(i) by the Parent if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing), (ii) the Parent has irrevocably confirmed by written notice to Company that all of the conditions set forth in Section 7.3 have been satisfied (other than conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive any such unsatisfied conditions and that the Parent is ready, willing and able to consummate the Closing, and (iii) Company shall have failed to consummate the Transactions within ten (10) Business Days after such notice; or

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(j) by the Company if (i) all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing), (ii) the Company has irrevocably confirmed by written notice to Parent that all of the conditions set forth in Section 7.2 have been satisfied (other than conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive any such unsatisfied conditions and that the Company is ready, willing and able to consummate the Closing, and (iii) the Parent shall have failed to consummate the Transactions within ten (10) Business Days after such notice.

This Agreement may only be terminated in the circumstances described in the above and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of the Business Combination Agreement pursuant to Section 8.1, the Business Combination Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.4 (Confidential Information), 5.17 (Further Assurances), 5.23 (Expense Advancement) 8.3 (Fees and Expenses), 9.1 (Waiver of Claims Against Trust), ARTICLE X (Miscellaneous), ARTICLE XI (Definitions) and this Section 8.2 shall survive the termination of the Business Combination Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under the Business Combination Agreement or any Fraud Claim against such Party, in either case, prior to termination of the Business Combination Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.1). Without limiting the foregoing, and except as provided in Sections 8.3 and this Section 8.2 (but subject to Section 9.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 10.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in the Business Combination Agreement by another Party or with respect to the transactions contemplated by the Business Combination Agreement shall be the right, if applicable, to terminate the Business Combination Agreement pursuant to Section 8.1.

Waiver and Amendments

This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Parent and the Company.

The Parent and the Company (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Fees and Expenses

Subject to certain sections of the Business Combination Agreement, all Expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby shall be paid by the Party incurring such expenses.

Each party is responsible for its own expenses unless otherwise specified. After the Closing, the remaining funds in the Trust Account and any net proceeds from any PIPE Financing will first be used to pay (i) DTCS’ accrued but unpaid Expenses directly connected with the Mergers or other transactions contemplated herein with PGUS, including the premiums for the D&O Tail Insurance, (ii) DTCS’ deferred cash amounts payable to A.G.P. and deferred advisor fees of the IPO, (iii) any loans owed by DTCS to the Sponsor for any Expenses (including deferred Expenses) directly connected with the Mergers, (iv) any administrative Expenses incurred by or on behalf of DTCS, (v) all Extension Expenses incurred by DTCS from the date hereof and continuing until the Closing Date and (vi) any other Liabilities of DTCS as of the Closing, as, to the extent and in the respective amounts not to exceed those as scheduled, provided that the expenses (including Expenses), fees, payables, loans, Liabilities and other obligations contemplated in provisions (i) through (vi) shall not to exceed in the aggregate, that amount equal to $2,000,000 less the Expense Advancement (if and to the extent it is paid as otherwise required under the Business Combination Agreement) (collectively, the “Parent Transaction Expenses”). Such Parent Transaction Expenses will be paid in cash at the Closing, unless otherwise agreed to by PGUS. Any remaining cash will be used, first, for payment of the Company Transaction Expenses (as defined in the Business Combination Agreement) and, any remaining cash will be used for working capital and general corporate purposes of the Surviving Corporation. In the event that, following the Redemption, DTCS does not have sufficient funds remaining in the Trust Account and/or from any PIPE Financing or other source to pay the full balance of the Parent Transaction Expenses at the Closing, DTCS shall, at the Closing, deliver a promissory note to the Sponsor in the principal amount of such unpaid balance of the Parent Transaction Expenses, which promissory note shall be in the form the “Sponsor Closing Note” annexed to the Business Combination Agreement.

PGUS shall pay all filing fees that are to be paid by and/or on behalf of DTCS relating to any pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Fees”); and DTCS and PGUS each shall pay one-half of any filing fees under any other applicable Antitrust Laws (“Antitrust Expenses.)

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Governing Law; Consent to Jurisdiction

The Business Combination Agreement is governed by the laws of the State of New York. The parties to the Business Combination Agreement have irrevocably submitted to the exclusive jurisdiction of federal and state courts of New York, New York.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders of DTCS and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Registration Rights Agreement

At the Closing, Pubco and the Sponsor will enter into the Registration Rights Agreement, providing for registration rights substantially similar to the registration rights granted to A.G.P.in connection with the DTCS’s IPO, with the PGUS Stockholders identified in the Business Combination Agreement in the event that their Pro Rata Share of the Merger Consideration is not registered pursuant to the Registration Statement. The Registration Rights Agreement also shall cover all of the shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor. The number of shares of Pubco Class A Common Stock covered by the Registration Rights Agreement will be at least [*], which amount is comprised of (i) [*] shares of Pubco Class A Common Stock (including shares converted from Pubco Class B Common Stock) held by certain principals and other stockholders of PGUS and (ii) 1,931,900 shares of Pubco Class A Common Stock held by the Sponsor. In addition, depending on the number of Non-Redemption Warrants that will be issued to the Sponsor, an additional number of shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor will be covered by the Registration Rights Agreement (this number will be determined at the time of the Extraordinary General Meeting and will be a maximum of 1,931,900, which assumes 100% redemptions). All shares of Pubco Class A Common Stock that will be covered by the Registration Rights Agreement also will be subject to the Lock-up Agreements.

Company Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Significant Company Holders execute and deliver to DTCS a Company Support Agreement, pursuant to which each such Significant Company Holder agrees to, among other things, support and vote in favor of the Business Combination Agreement, and the transactions contemplated therein (including the Mergers). As of June 15, 2026, the PGUS Stockholders who are party to the Company Support Agreement collectively held approximately 92.58% of the outstanding capital stock of PGUS (consisting of PGUS Class A Common Stock and PGUS Class B Common Stock) and represented approximately 99.11% of the total voting power of PGUS. Following the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, such stockholders are expected to execute a written consent approving the Business Combination Agreement and the transactions contemplated thereby.

Insider Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor and any director of DTCS who holds DTCS Ordinary Shares enter into the Insider Support Agreement pursuant to which each Insider has agreed (i) not to transfer or redeem any DTCS Ordinary Shares held by it in accordance with the Insider Letter Agreements and (ii) to vote in favor of the Business Combination Agreement and the Mergers at the Parent Extraordinary General Meeting in accordance with the Insider Letter Agreements.

Lock-Up Agreements

At the Closing, the Sponsor and the PGUS Stockholders, and each director and officer of PGUS who holds PGUS Common Stock, shall deliver duly executed lock-up agreements (the “Lock-up Agreements”).

The form of Lock-up Agreement provides that, beginning at the Closing, the holder may not sell, transfer, pledge, hedge, short sell, or otherwise dispose of any of its Pubco Common Stock, nor enter into any arrangement that transfers the economic risk or benefit of owning such Pubco Common Stock, nor publicly announce any intention to do so. To enforce these restrictions, Pubco may place a stop order on the restricted shares and instruct its transfer agent not to process any attempted transfers during the restricted period.

The restricted period begins at the Closing and ends on the earlier of (i) 180 days after the Closing Date, or (ii) the date after Closing on which Pubco completes a liquidation, merger, share exchange, or similar transaction that allows all shareholders to exchange their shares for cash, securities, or other property.

The shares will be released from these restrictions earlier if any of the following occur (a) Pubco’s stock trades at or above $12.00 per share (as adjusted for stock splits and similar changes) for at least 20 trading days within any 30-trading-day period beginning no earlier than 90 days after the Closing Date; (b) Pubco undergoes a change in control, including a sale of substantially all assets, a transaction resulting in a new party acquiring majority voting power, or a merger or similar transaction after which the pre-transaction shareholders can no longer elect a majority of the board; or (c) Pubco completes, after Closing, a liquidation, merger, share exchange, or similar transaction that allows all shareholders to exchange their shares for cash, securities, or other property.

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PIPE Subscription Agreements

As of the date of this proxy statement/prospectus, no PIPE Financings have been consummated.

Background of the Business Combination

On July 26, 2024, DTCS consummated the initial public offering of 6,900,000 units, which included the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 900,000 units on July 25, 2024. Each unit consists of one ordinary share and one right. Each nine rights entitle the holder thereof to receive one ordinary share at the closing of a business combination. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $69,000,000. Simultaneously with the closing of our initial public offering on July 26, 2024, DTCS consummated the private placement with the Sponsor, of 206,900 units at a price of $10.00 per private unit, generating total gross proceeds of $2,069,000. A total of $69,000,000 of the net proceeds from our initial public offering were deposited in a trust account established for the benefit of our public shareholders, with Wilmington Trust National Association acting as trustee.

The Units of DTCS started to be listed on The Nasdaq Global Market and began trading under the ticker symbol “DTSQU” on July 25, 2024. On September 12, 2024, DTCS announced that the holders of the Units may elect to separately trade the underlying component securities of the Units commencing on September 16, 2024.

On July 26, 2024, DTCS completed the sale of 6,900,000 DTCS Units, including the issuance of 900,000 DTCS Units as a result of the underwriters’ exercise of their over-allotment option, in its initial public offering.

Prior to the consummation of the DTCS IPO, neither DTCS, nor anyone on its behalf, contacted any prospective target business or held any substantive discussions, formal or otherwise, with respect to a transaction with DTCS.

After completion of the DTCS IPO, DTCS’s officers and directors commenced an active search for prospective businesses or assets to acquire in its initial business combination. DTCS management reviewed self-generated ideas from DTCS’s management team, board, and advisory group; explored ideas with the underwriters from the IPO; considered transactions sourced through various investment banking and advisory firms; and contacted, and were contacted by, a number of individuals and entities with respect to numerous business combination opportunities, including financial advisors and companies in a diverse range of sectors. DTCS’s officers and directors and their affiliates actively searched for and brought business combination targets to DTCS’s attention.

In evaluating potential businesses and assets to acquire, DTCS, together with the Sponsor and their advisors, surveyed the landscape of potential acquisition opportunities based on their knowledge of, and familiarity with, the M&A marketplace. In general, DTCS looked for acquisition targets that were of a size relevant to the public marketplace and positioned, operationally and financially, to be successful as a public company. DTCS further looked for those transactions that it believed, if entered into, would be well-received by the public markets. At the time of the DTCS IPO on July 26, 2024, DTCS described its general criteria and guidelines in evaluating prospective targets. While not exhaustive, DTCS detailed the following criteria and guidelines, among other things, that it believes is important in evaluating prospective targets:

● Established businesses with long-term financial visibility. We will seek to acquire a target that has already generated, or has the near-term potential to generate, strong and stable cash flow, with predictable and recurring revenue streams.

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● Defensible market position. We intend to seek target businesses with strong positions in an industry where they have disruptive or leading competitive technology, distinctive brand equity and/or product competencies.

● Growth opportunities through capital investment. We intend to seek candidates who may be at a point of achieving high growth and require additional expertise or capital to help drive their further expansion.

● Talented and incentivized management team with a proven track record. We will focus on candidates with a strong and experienced management team that has a proven track record of driving revenue growth, enhancing profitability and generating strong free cash flow. We will seek to partner with a management team that is well-incentivized and aligned in interest to create enduring shareholder value, with the ambition to take advantage of the improved liquidity and additional capital that can come from a successful U.S. public listing. We expect that the operating and financial abilities of our management and board will help potential target companies to unlock opportunities for future growth and enhanced profitability.

● Benefit from being a public company. We intend to pursue a business combination with a company that we believe will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile associated with being a public company. We expect that the access to the public capital markets could allow such a target business to accelerate its growth, thereby enhancing its ability to pursue accretive acquisitions, high-return capital projects, and/or strengthen its balance sheet and recruit and retain key employees through the use of publicly-traded equity compensation.

● Benefit uniquely from our capabilities. We will seek to acquire a business where the collective capabilities of our management and sponsor can be leveraged to tangibly improve the operations and market position of the target.

● Attractive risk-adjusted returns. We intend to acquire a target that we believe can offer attractive risk-adjusted returns on the investments of our shareholders.

The proposed Business Combination was the result of DTCS’s multi-faceted expertise, investing and operating experience, broad network of relationships, and focus on creating transaction opportunities that met DTCS’s articulated investment criteria. The terms of the Business Combination Agreement were the result of extensive due diligence and negotiations between DTCS and PGUS (and their respective affiliates and advisors).

DTCS’s Search Process

Prior to the consummation of the IPO on July 26, 2024, neither DTCS, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to any potential business combination transaction with DTCS. After the completion of the DTCS IPO and consistent with DTCS’s business purpose, DTCS’s directors and management team commenced an active, targeted search for an initial set of potential business combination targets, leveraging the Sponsor’s network of relationships and extensive investing experience, as well as the prior experience and network of DTCS’s directors and management team. The DTCS Articles contain provisions waiving the corporate opportunities doctrine on an ongoing basis, providing that DTCS renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for DTCS, the Sponsor and its affiliates, about which a director of DTCS and/or officer of DTCS who is director, officer or member of the Sponsor or its affiliate acquires knowledge. DTCS is not aware of any such corporate opportunities not being offered to DTCS and does not believe that waiver of the corporate opportunities doctrine has created any conflicts of interest, has affected DTCS’s search for an acquisition target, or will materially affect DTCS’s ability to complete a Business Combination.

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The following is a brief description of the background of DTCS’s search for and discussions with various potential target companies. The following is not intended to be an exhaustive list of all opportunities initially evaluated or explored but sets forth the discussions and steps that were taken in reaching the definitive Business Combination Agreement.

Shortly after the consummation of its IPO on July 26, 2024, DTCS commenced the process of identifying potential business combination targets. Leveraging the networks of its management team and the Sponsor, DTCS reviewed approximately 25 potential candidates in various sectors. DTCS conducted a weekly internal meeting to review all new and existing opportunities in order to more efficiently evaluate each potential target. These meetings included discussions of the target profiles, recent contacts with their principals, and any new diligence or other information gathered since the prior meetings. Between July 2024 and October 2025, DTCS evaluated the initial pool of candidates and signed non-disclosure agreements (each, an “NDA”) with 15 potential target companies, not including PGUS. DTCS signed an LOI with two of these targets (excluding PGUS).

DTCS did not agree to terms with any of the potential targets other than PGUS, as described below.

Target	Target Description	NDA Status	LOI Status	Outcome	Date Eliminated
A.	A China-based leading cultural and creative company specializing in developing and operating IP derivatives and cultural creative spaces, focusing on the ACG (anime, comics, and games) industry.	Signed in 2024	N/A	Payment terms were not acceptable to DTCS; PRC related regulatory uncertainties.	September 2024
B.	A China-based media company primarily in the broadcasting, radio, and television industry. It provides a variety of media services, including content production, media distribution, and advertising services.	Signed in 2024	N/A	The target did not fall within the industries we aim to pursue for a de-SPAC transaction; PRC related regulatory uncertainties.	October 2024
C.	A China-based company that focuses on innovative vaccines and recombinant protein biologics	Signed in 2024	N/A	Lack of transparency to China Food and Drug Administration approval process; valuation differences; PRC related regulatory uncertainties.	September 2024
D.	A China-based tech company focusing on innovative, travel-related technology solutions.	Signed in 2024	N/A	The executive members of the target were not proactive in advancing the de-SPAC process PRC related regulatory uncertainties; management quality issues.	September 2024
E.	A China-based company that specializes in embedded AI solutions for autonomous driving and advanced driver-assistance systems (ADAS) with a range of products from L1 to L4 levels of autonomy.	Signed in July 2024	N/A	The target’s management team was not familiar with the industry and lacks the necessary specialized knowledge.	August 2024
F.	A US-based media company formed to acquire and commercialize the intellectual property of the Eurovision Song Contest.	Signed in August 2024	N/A	This is not an ideal target operating in the industries that DTCS aim to de-SPAC with.	October 2024
G.	A Sino-Japanese joint venture based in China that specializes in R&D, manufacturing, and sales of high-end, precision polishing materials, including lapping films, slurries, and fine diamond powders.	Signed in August 2024	N/A	The target’s auditor required additional time to proceed, and DTCS decided not to wait further.	October 2024
H.	A US-based biopharmaceutical company focusing on the development of innovative antibiotics.	Signed in August 2024	N/A	Lack of commitment by the target to a DeSPAC transaction; valuation differences.	December 2024
I.	A Japan-based company that focuses on regenerative medicine and stem cell technologies.	Signed in August 2024	N/A	The target was unresponsive.	October 2024
J.	A Hong Kong-based company operates across terminal marketing, digital marketing, marketing SaaS and experience marketing.	Signed in September 2024	N/A	The target is not in an industry we consider ideal for a de-SPAC transaction.	September 2024
K.	A Singapore-based company that specializes in AI and Extended Reality (XR) technologies across Southeast Asia.	Signed in September 2024	N/A	The target ultimately decided to terminate the de-SPAC process.	December 2024
L.	An Italian-based fabless semiconductor company specializing in high-efficiency power conversion and wireless power technology.	Signed in June 2025	Signed in June 2025	The target and its auditors were not ready; convertible debt balance sheet issues.	August 2025
M.	A prominent Chinese B2B e-commerce platform and community O2O (online-to-offline) service provider headquartered in Beijing. It focuses on integrating community supermarket resources, providing supply chain services, logistics, and financial payments for small-scale, neighborhood retail stores across China.	Signed in June 2025	N/A	The target decided to cease the process due to concerns about obtaining the relevant CSRC regulatory approval.	September 2025
N.	A digital asset investment firm designed to bridge traditional finance with the cryptocurrency sector, specifically focusing on the BNB ecosystem.	Signed in July 2025	N/A	The target discontinued the de-SPAC process based on its group strategy.	September 2025
O.	A UAE-based financial advisory company that specializes in designing and distributing structured investment products for the international intermediary market		Signed in July 2025	Significant valuation differences; target was not in a preferred industry.	September 2025

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As to Target L, the material terms of the LOI included a contemplated valuation of $200 million. Target L operated in a sector with favorable industry fundamentals and an attractive conceptual thesis. However, following the completion of preliminary due diligence, DTCS determined that Target L was at a relatively early stage of corporate development. Specifically, it lacked the financial and legal compliance infrastructure expected of a qualified target. Implementing such systems would have required at least six months — too lengthy given DTCS’s timing needs. In addition, Target L had several convertible note agreements in place, meaning it had a large number of creditors, each of whom had the right to convert its notes into equity within the foreseeable future. All of them would need to be addressed or settled prior to any business combination — a task that DTCS determined to be challenging, time consuming and difficult.

Accordingly, after evaluation, DTCS determined to discontinue consideration of Target L as a potential business combination target.

As to Target O, the material terms of the LOI included an open ended valuation, to be agreed by the parties in subsequent negoitiations. Following the execution of the NDA, Target O proposed a valuation of US$1 billion for the proposed combination. In addition, Target O sought a binding commitment from DTCS to secure an additional US$20 million in PIPE financing concurrently with the de-SPAC transaction.

DTCS’s directors evaluated these terms and concluded that satisfying both conditions — a valuation of US$1 billion and a firm commitment to raise US$20 million in PIPE proceeds on terms acceptable to all parties — would present significant challenges. Specifically, achieving such a valuation would require exceptional financial and operational metrics that, based on the information available to DTCS, could not be reasonably supported at that time. Furthermore, obtaining a binding commitment for a PIPE of US$20 million under the timeline and conditions demanded by Target O was determined to be commercially impractical and overly challenging. Based on these factors, DTCS ultimately determined not to pursue a business combination with Target O.

Business Combination Timeline

The following chronology summarizes the key meetings and events that led to the signing of the term sheet, Business Combination Agreement and other Transaction Documents with PGUS, but it does not purport to catalogue every conversation among representatives of DTCS, PGUS, and their respective advisors.

On January 13, 2025, PGUS and CTM executed an Engagement Agreement, now expired, whereby CTM was engaged as PGUS’s corporate advisor with respect to PGUS’s interest in combining with a special purpose acquisition company listed on the Nasdaq or the New York Stock Exchange.

On February 12, 2025, PGUS and A.G.P. executed the M&A Advisory Agreement.

Considering PGUS as a Potential Target

A.G.P. introduced Sam Zheng Sun, CEO of DTCS, to PGUS via email on April 15, 2025.

Initial Interactions with PGUS

On April 16, 2025, Sam Zheng Sun from DTCS met with Steven Schinko, corporate counsel to PGUS, along with Shawn Mesaros of CTM, the corporate advisor to PGUS, and Adam Kinzner from A.G.P., the financial advisor to PGUS, through a Zoom conference call. This was an introductory call, during which the PGUS representatives indicated their interest in continuing discussions on an expedited basis.

As these initial interactions occurred, the DTCS team determined that it was prudent to continue discussions with PGUS with regards to a potential business combination, believing the biotechnology industry, and more specifically the stem cell research and acute liver failure treatment application area, was promising from a business perspective. The parties exchanged a fully executed NDA on April 23, 2025.

Negotiations and Signing of Business Combination Agreement

On April 21, 2025, Sam Zheng Sun received an email from Daniel Chiu, the Co-Chief Executive Officer and Chairman of PGUS, that attached a draft term sheet which was shared with Loeb. Mr. Sun responded to Mr. Chiu with a due diligence request list. The draft term sheet indicated a valuation of PGUS of $1,489,800,000. In addition, this draft term sheet proposed a post-closing equity incentive pool equal to 10% to 20% of the surviving company’s outstanding stock immediately after closing. Also, this draft term sheet contemplated that each party would bear its own expenses unless and until definitive agreements were signed, after which certain transaction expenses could be borne by the surviving company subject to milestones, payment triggers and caps to be set forth in the definitive agreements.

The original asking price in the April 21, 2025 term sheet turned out to be final agreed valuation, as further described below. To summarize, PGUS would not proceed with a transaction unless the agreed total consideration was no less than $1,489,800,000. From DTCS’s perspective, this valuation would be reasonable only if and when DTCS had completed its due diligence to its satisfaction on all matters, including as to PGUS’s total potential addressable market, as well as to the quality of PGUS’s research and development and regulatory teams and as to its FDA and regulatory status and readiness, particularly as to its lead therapeutic candidate, PGSXC-L1A. DTCS’s rationale was that an early stage biotechnology company must have a substantial total addressable market, it must have high quality personnel and its regulatory path must have a reasonable probability of succeeding, in order to justify any meaningful valuation. During the course of discussions between the parties, DTCS did seek to negotiate down the valuation, but without success. However, during the course of discussions, DTCS was able to determine the total addressable market for acute liver failure treatments, and it also was able to conclude that PGUS met the two criteria (management quality and regulatory readiness) that were critical factors for DTCS, and these factors were the key factors that enabled DTCS management and its Board to conclude that PGUS’s requested valuation was reasonable. In addition, DTCS and PGUS negotiated a provision whereby the value of rollover PGUS warrants and stock options would be credited against the full target valuation, such that, after giving effect to this provision the Merger Consideration actually paid to the PGUS stockholders at the Closing would be reduced by the agreed value of such warrants and stock options.

On April 22, 2025, Mr. Sun had a Zoom call with Steven Schinko, Shawn Mesaros of CTM, and Adam Kinzner from A.G.P. to briefly discuss the term sheet.

On April 23, 2025, Mr. Schinko, on behalf of PGUS, sent a draft letter of intent (“LOI”) and a link to the PGUS data room to Sam Zheng Sun via email. The data room contained, among other things, certain projections that were prepared by PGUS and a third party valuation prepared at the direction of PGUS. The projections and third party valuation concluded with a valuation of $1,489,000,000. DTCS reviewed these documents, along with a company business presentation and other documents in the data room, starting on April 23, 2025. DTCS gave access to the data room to the DTCS Board on April 24, 2026.

DTCS and PGUS had several rounds of phone discussions on the valuation and transaction structure outlined in the LOI. DTCS negotiated on the valuation, and PGUS insisted on its original valuation of $1,489,000,000, and referred to the above referenced valuation report to support their request. The DTCS team reviewed the valuation report and projections, and as a common practice with valuing pre-revenue companies, DTCS focused more on the viability of the product, the TAM (total addressable market), the target’s FDA status and readiness, the quality of its key management, and other similar metrics applicable to pre-revenue companies, to validate the soundness of the valuation.

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The DTCS management team discussed the valuation requested by PGUS with the DTCS Board, but it elected not to formally present the PGUS projections or its third party valuation report to the DTCS Board for these aforementioned reasons. Instead over the next few days, DTCS conducted diligence on PGUS’s industry, after which management and the Board held several discussions on the valuation being requested by PGUS.

DTCS did, however, make available to the DTCS Board a presentation prepared by PGUS in 2024 which was downloaded to its data room. This lengthy presentation deck focused on clinical matters relating to stem cells and exosomes, as well as the biographies of PGUS management, and it also contained several pages that set forth a high level summary of PGUS’s projected revenues and EBITDA. This presentation also mentioned the above mentioned third party valuation report prepared on PGUS’s behalf, as well as that report’s high level conclusions as to the valuation methodology and cost of capital used to determine a valuation of $1,489,000,000.

The DTCS team determined that the most critical elements of the valuation of PGUS are the total addressable market size of the treatment, the preparedness of PGUS to file for applicable FDA approvals, and the quality of its key management team. The DTCS team assessed, based on available third-party research, that the estimated global total addressable market size of acute liver failure to be between $2 billion and $3 billion, growing to between $4 billion and $6 billion in the next decade. DTCS also determined that the total addressable market size of Exosome was estimated to be about $500 million, growing to be over $2 billion in the next decade. The DTSC team also reviewed other comparable public companies for references of valuation and potential success. One specific example of comparable company is Madrigal Pharmaceuticals Inc. (NASDAQ: MDGL), which during 2023 was a clinical-stage biopharmaceutical firm and did not yet have an approved product on the market. MDGL had a market cap of around $1.2 billion for the most of 2022. When the market anticipated MDGL to receive FDA approval for treatment for Metabolic Dysfunction-Associated Steatohepatitis (MASH, a form of liver disease) at the end of 2022, the market cap increased to nearly $5 billion. The DTCS team presented to the DTCS Board that the path to FDA approval is the most critical element that impacts the valuation of PGUS.

On or about April 28, 2025, the DTSC Board instructed the DTSC team to continue negotiations based on the valuation of $1,489,800,000, with the condition that the DTSC team engage in a comprehensive follow up diligence process with the objective of gaining reasonable confidence that PGUS has both a high quality team behind it and an executable plan to gain relevant FDA approvals.

On April 28, 2025, DTCS requested an in person meeting with PGUS management; the purpose of this meeting would be for DTCS to gain insight as to where PGUS stood on the three criteria described above. [*] from A.G.P. replied that PGUS would only meet with DTCS if and after the parties signed an LOI.

On May 3, 2025, DTCS delivered to PGUS a new draft of the LOI that retained the $1,489,800,000 valuation but added that the valuation would be subject to confirmatory due diligence and mutual agreement. This draft also provided that DTCS’s deferred IPO fees and deferred advisor fees would be paid from closing proceeds, subject to a mutually agreed cap. In addition, the DTCS May 3, 2025 draft narrowed the proposed equity incentive pool to 15% of the outstanding Pubco equity as of the Closing (this revised percentage was agreed and retained in the executed May 21, 2025 LOI).

As to indemnification and survival of representations and warranties, PGUS’s initial LOI draft proposed that there would be no post-closing indemnification obligations and no survival of representations, warranties or pre-closing covenants, subject to exceptions for fraud or gross negligence. DT Cloud’s May 3, 2025 draft revised the provision to state that whether Company indemnities or a share holdback would be required would be determined after DT Cloud completed diligence, with the parties’ mutual objective being that no post-closing indemnity or holdback would be required if diligence was satisfactory. The executed May 21, 2025 LOI retained that formulation. The BCA ultimately provided that representations and warranties would not survive closing and that covenants would survive only to the extent they were to be performed after closing.

As DTCS continued to seek to negotiate the valuation and other transaction terms, the parties focused on the Food & Drug Administration (“FDA”) process, intellectual property and other diligence matters. The parties also touched upon the costs of a deSPAC transaction, and discussed several potential avenues for sharing the transaction related expenses of the Business Combination. Such costs included trust extension payments as well as legal, accounting and other fees. The parties briefly explored the possibility of a third party investor providing interim financing that would be paid over to DTCS to reimburse certain DTCS costs, but after several ideas were proposed, the parties could not reach agreement with any such outside investor on terms that were acceptable to all parties, and there was no additional follow up by any party; therefore these third party financing discussions terminated at the concept stage.

The parties settled on an arrangement whereby PGUS agreed to reimburse certain of DTCS’s transaction related expenses, as follows: (a) PGUS would pay to DTCS or its designee an amount not to exceed $200,000 upon the submission of the initial confidential S-4 registration statement with the SEC, and (b) at the Closing, Pubco would purchase an aggregate of 357,142 shares of Pubco Class A Common Stock from the Sponsor for an aggregate price $2,500,000 (i.e., $7.00 per share). PGUS and CTM assured DTCS that PGUS would have the funds necessary to complete the transaction as per the above.

With the issue of expenses resolved to the satisfaction of DTCS, and based on the diligence available, DTCS agreed to the PGUS valuation of $1,489,800,000, and the parties signed a nonbinding LOI on May 21, 2025. In addition to the terms described in the immediately preceding paragraph, the LOI (a) contemplated a valuation of PGUS at $1,489,000, less the value of existing warrants and options that would be rolled over into Pubco warrants and options at the Closing; (b) provided that the Merger Consideration would be payable in Pubco Class A Common Stock and Pubco Class B Common Stock with a per share value equal to the price at which each Parent Ordinary Share is redeemed in connection with the EGM; and (c) and contained other terms and conditions customary in an LOI for a deSPAC transaction.

On or about May 29, 2025, Sam Sun and Kevin Chen of DTCS, Daniel Chiu of PGUS, Steven Schinko, counsel to PGUS, Adam Kinzner [and *] of A.G.P., Shawn Mesaros of CTM, Ted Paraskevas and Rongwei Xie of Loeb, and Marc Ross and Sharon Carroll of SRFC held an all hands organizational zoom to discuss general timing and allocation of responsibilities for the signing of the Business Combination Agreement. The parties agreed that SRFC would prepare and circulate the first draft of the Business Combination Agreement.

On June 18, 2025, SRFC circulated its first draft of the Business Combination Agreement. SRFC followed up with drafts of certain ancillary documents on July 3, 2025. The June 18, 2025 draft provided for a valuation of $1,489,800,000, to be paid in the form of Pubco Common Stock, valued at the Redemption Price. This draft also provided that existing PGUS warrants and stock options would be rolled over into PubCo warrants and stock options on equivalent terms.

As counsel worked on the Business Combination Agreement, DTCS focused on its diligence of the PGUS regulatory situation. On June 24, 2025, Mr. Sun emailed Mr. Schinko with a list of product development and FDA process related questions. Mr. Schinko, on behalf of PGUS, responded on June 26, 2026, and his response included an update to the effect that PGUS’s target for IND approval would be delayed to the third quarter of 2026. Mr. Sun followed up with additional questions, and Mr. Schinko explained that this delay was largely due to internal challenges with PGUS’s contract research organization.

On July 3, 2025, Loeb circulated its first markup of the initial SRFC Business Combination draft. This markup reflected discussions between DTCS and Loeb regarding the treatment of existing outstanding warrants and stock options. DTCS’s position was that if these warrants and stock options were to roll over into Pubco warrants and options at the closing, then there would need to be downward adjustment to the Merger Consideration to reflect the value of these rollover securities. Alternatively, PGUS could accelerate those warrants and stock options prior to the Closing so that all warrant and option holders would be stockholders who would share in the full $1,489,800,000 purchase price. DTCS would not, however agree to rolling over these PGUS warrants and stock options and also paying the full valuation at the same time.

On July 15, 2025, SRFC circulated a new draft of the Business Combination Agreement. This draft followed up on the issue of how to address the existing PGUS warrants and stock options, and reflected the agreement of the principals to have them roll over into Pubco warrants and options, with a downward adjustment to the Merger Consideration reflecting their mutually agreed value. Specifically, the draft provided that the Merger Consideration would be $1,489,800,000, less (A) (i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the outstanding PGUS warrants as of the Closing, multiplied by (ii) the Redemption Price less the applicable exercise price of such warrants and less (B) (i) the aggregate number of shares of PGUS Class A Common Stock, on an as-exercised basis, under the outstanding PGUS stock options multiplied by (ii) the Redemption Price less the applicable exercise price of such Company Stock Option. The final executed Business Combination Agreement also contained this adjustment provision. Because the Redemption Price will not be determined until shortly before the Closing, the actual amount of the deduction based on clauses (A) and (B) above will be confirmed once the Redemption Price has been confirmed or otherwise mutually agreed by the parties.

DTCS continued to request additional disclosure on the FDA diligence status from PGUS, specifically DTCS wanted PGUS to advise as to the date that PGUS would receive the Form IND. PGUS responded that they felt very confident about the progress of the FDA approval process; however, PGUS did not provide any additional evidence to the satisfaction of DTCS. This became a substantive diligence issue in the eyes of DTCS.

On July 20, 2025, Mr. Sun emailed Mr. Schinko to inform him that the DTCS board has asked its team to discontinue discussions with PGUS. He further requested that the upcoming weekly call be cancelled. As of that date the DTCS team still had no access to PGUS’s FDA team and no satisfactory visibility into its FDA applications. Given that DTSC team had determined that FDA readiness is a critical element of PGUS’s valuation, Mr. Sun elected to terminate the negotiations.

On July 20, 2025 in response to Mr. Sun’s email of that same day, A.G.P. emailed Mr. Sun with an attachment that summarized PGUS’s FDA approval strategy, its multi-revenue stream approach and commercial opportunities.

On July 23, 2025, DTCS sent an email notice to PGUS that it was formally terminating the LOI. DTCS did not provide PGUS with any details relating to its decision.

From July 23, 2025 until August 27, 2025, DTCS investigated and pursued other potential business combination targets.

The parties re-connected on August 27, 2025, when Mr. Sun reached out to Mr. Chiu to schedule a visit to the PGUS lab to give PGUS another consideration.

On September 4, 2025, in preparation for his upcoming on-site visit to PGUS, Mr. Sun provided PGUS with an initial diligence request comprised of document requests and regulatory questions.

On September 5, 2025, Mr. Sun visited PGUS’s premises. He met with Mr. Daniel Chiu and Dr. Eugene Brandon and Dr. Wei Fan, who are the head scientists and FDA liaison for PGUS. During this meeting, the parties discussed matters relating to PGUS’s scientific research and its road map to FDA approval. The discussions were verbal in nature, with the PGUS team discussing their professional backgrounds key milestones, project plans, Mr. Chiu, Dr. Brandon and Dr. Fan gave Mr. Sun a tour of the PGUS lab, and presented Mr. Sun with detailed work done so far, as well as planned in the future, with regards to the FDA IND application. Mr. Chiu and Dr. Brandon and Dr. Fan gave Mr. Sun a high level update on PGUS’s continued collaboration with the University of Southern California (“USC”), with which PGUS entered into a sponsored research agreement on July 1, 2025.

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On September 6, 2025, PGUS shared a document dated September 3, 2025, from the Company’s regulatory CRO, Clinipace, Inc. d/b/a Caidya, in which Caidya represented that “because this product candidate has reasonable precedents, with extensive scientific literature to support its safety and efficacy, we do not foresee any issues with the planned timeline at this time. Thus, (1) all major activities are shown in the timeline, and (2) notwithstanding potential issues arising, all of these activities can be carried out in parallel and within the time frames illustrated.”

On September 7, 2025, Mr. Chiu emailed Mr. Sun to thank him for his site visit, and to add that he would forward Mr. Sun’s diligence request to Dr. Eugene Brandon and Dr. Wei Fan who would provide responses on behalf of PGUS.

On September 15, 2025, PGUS provided Mr. Sun with responses to its diligence questions, including an in-progress draft of a Pre-IND meeting request to be submitted to the FDA. Based on the responses to the diligence questions and discussions with counsel, DTCS determined that the Company’s progress toward an IND submission warranted continued discussions toward a transaction, with the types of regulatory risks commonly seen with pre-clinical biopharmaceutical companies.

On September 16, 2025, Mr. Sun informed Loeb that the parties had agreed to modify the deal terms by having the Pubco issue warrants to the Sponsor at the Closing.

On September 17, 2025, Mr. Sun emailed PGUS and SGP to confirm that DTCS was satisfied with the preparedness and level of disclosure provided to it by PGUS.

The parties and their counsel then resumed their work on the transaction documents.

On September 18, 2025, Loeb prepared a list of open items as of immediately prior to DTC’s July 23, 2025 termination of the LOI. DTCS acknowledged the list and instructed Loeb to proceed with the deal documentation.

On September 22, 2025, Loeb informed Ogier (Cayman counsel DTCS) that the parties have agreed to have their counsel resume their work on the transaction documents.

On September 25, 2025, Mr. Sun informed Loeb that the parties have agreed that (a) as of the Closing, Pubco will reimburse the Sponsor for its transaction related expenses up to a maximum amount of $2 million, and (b) Pubco will issue warrants to the Sponsor at the Closing. Loeb acknowledged these instructions and informed Mr. Sun that Loeb will conduct an analysis of whether and how the agreement of the parties on the sponsor warrants can be properly structured.

On September 25, 2025, Loeb circulated a new draft of the Business Combination Agreement, including a markup showing changes from the prior draft of July 2025, which included DTCS’s proposed “Sponsor Warrant”, a form of warrant whereby DTCS could obtain shares of Pubco Class A Common Stock at a set exercise price at Closing,.

On September 30, 2025, Loeb circulated a markup of the prior SRFC draft of the Insider Support Agreement.

On October 1, 2025, SRFC circulated the next turn of the Business Combination Agreement, with a proposed share amount of 1,931,000 underlying the Sponsor Warrant, which was also the number of shares that Sponsor owned in DTCS at such time.

On October 3, 2025, Loeb sent to SRFC a list of intellectual property diligence issues. The principals and their counsel had several discussions regarding these issues. In particular, Loeb noted that the IP License from PrimeGen Bio LLC (PGB) to PGUS effective July 14, 2025 (“PGB Patent License”) needed protections added to (1) require Licensor to maintain ownership of the Licensed Patents during the license term since the definition of Licensed Patents included the proviso “to the extent owned by Licensor” and (2) prevent the PG License Agreement from being terminated by PGB upon a Change of Control (as defined in the license) of PGUS. These issues were addressed as a closing condition requiring amendment of the license to provide that PGB not voluntarily transfer any Licensed Patents in a manner materially adverse to PGUS without PGUS’s written consent. Loeb also expressed concern as to control regarding the patents in-licensed from Rutgers University. The Rutgers License was terminated as of December 22, 2025. Loeb expressed concern as to the effect of the Stem Med Subordination and Non-Disturbance Agreement referenced in the PGB Patent License, section 15. As set forth in the Disclosure Schedules and Section 2 of the Patent Non-Disturbance Agreement, Stem Med, as “Lender”, covenants that the Licensee’s rights under the Patent License Agreement shall not be terminated, diminished, or interfered with by Lender’s enforcement of its rights under the Loan Documents. Last, Loeb requested clarification as to whether there exists an agreement between PGB and Harvardiana Consulting, Inc. permitting PGB to provide an exclusive license to PGUS for the patent families jointly owned by PGB and Harvardiana Consulting, Inc. so Harvardiana could not independently exploit (directly or through a third-party license) those patents jointly owned. PGUS replied that the patent families involved relate to germline stem cell banking and maturation (PCT/US2010/055706 and PCT/US2010/055711) and are not material to PGUS’s lead product candidate, PGSXC-L1A.

On October 8, 2025, Loeb circulated a revised draft of the Business Combination Agreement and a draft of the Company Support Agreement. The revisions to the Business Combination Agreement reflected certain Cayman specific Cayman legal edits and added a specific provision relating to the Expense Advancement (which in this draft was set at a maximum of $200,000). This draft also included several edits relating to dollar thresholds for disclosure schedule purposes and for covenants prior to the Closing. Loeb also bracketed the Sponsor Warrants provision, as the specific structure of these proposed warrants was still under review.

On October 10, 2025, Loeb circulated another revised draft of the Business Combination Agreement, this time containing comments from its FDA specialist, and a markup of the PGUS disclosure schedules; along with a draft of a lock-up agreement and charter documents. The FDA regulatory comments included provisions seeking confirmation of Company representations as to the expected regulatory development milestones including manufacturing, animal studies, the lack of need for an INTERACT meeting with FDA, the status of the then-planned pre-IND meeting with FDA, anticipated IND submission target date, clinical trial target dates, BLA submission target date range, and potential requests for RMAT designation, Orphan Drug Designation, Priority Review and Accelerated Approval.

On October 13, 2025 Loeb circulated an issues list, which included structural questions regarding the warrants to be issued to the Sponsor at Closing.

On October 14, 2026, Mr. Chiu wrote an email to Mr. Sun and other DTCS management with copies to SRFC and A.G.P., stating that he would like counsel to continue working on the transaction documents, but that his and PGUS’s top priority was to secure financing for the unexpected additional cost related to this merger, such as the Hart-Scott-Rodino (HSR) filing etc.; and that PGUS was working expediently with several interested funders to secure the financing.

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Mr. Chiu then added that PGUS had made a submission to the FDA on October 8, 2025, and received the pre-IND Number 009936 on October 9, 2025. A pre-IND meeting with FDA was requested to occur around the first part of December 2025, if the Government shutdown did not affect the FDA meeting schedule.

On October 16, 2025, Loeb circulated a markup of the SRFC draft Pubco Equity Incentive Plan.

Starting October 13, 2025, counsel had several discussions regarding how to structure the granting of sponsor warrants to the Sponsor at the Closing. Loeb raised several alternatives to the sponsor warrants, including an earnout structure with a lower Closing valuation than what was stated in the LOI, which was rejected by PGUS and its advisors.

On January 8, 2026, Mr. Chiu emailed the group to inform them that PGUS had secured financing. The financing referred to in Mr. Chiu’s communication was a revolving line of credit entered into by PGUS with East West Bank on January 5, 2026, providing for borrowings of up to $2.0 million, bearing interest at a variable rate with an initial stated rate of 5.168% per annum, and maturing on January 5, 2028. On May 1, 2026, the maximum borrowing amount under the facility was increased to $2.5 million. Following this update, DTCS and PGUS resumed negotiating outstanding items in the BCA.

On January 14, 2026, Loeb and DTCS had a zoom call to discuss a PGUS proposal that included an earnout structure for the PGUS Stockholders. Loeb countered with a suggestion that, instead of the Sponsor Warrant, Pubco could offer a warrant with a pre-determined number of warrant shares at a pre-determined exercise price that would be distributed at the Closing to those DTCS Public Shareholders that elected not to redeem their Public Shares and to the Sponsor and its affiliates. The total number of warrants would be distributed on a pro rata basis among them in accordance with their respective ownership percentage of DTCS Ordinary Shares as of a time immediately prior to the Closing.

Mr. Sun proposed this structure to Mr. Chiu of PGUS on January 14, 2026, and PGUS agreed to this structure in principle, as an alternative to the sponsor warrants. Details such as the warrant exercise price, the exercise date and duration of the warrants, and whether a cashless exercise feature would be included were worked out by the principals and their counsel, with the signed Business Combination Agreement containing the final agreed terms, including a $2.00 warrant exercise price, an exercise date starting on the six month anniversary of the Closing Date and for a period of eighteen months thereafter, and standard cashless warrant terms. These are the “Non-Redemption Warrants” defined and described elsewhere in this proxy statement/prospectus.

Counsel were instructed to complete the Business Combination Agreement and all ancillary documents on an expedited basis.

From January 15, 2026 through February 2, 2026, counsel worked together to finalize the Business Combination Agreement and the ancillary documents. DTCS also resumed its diligence on the Company’s progress with the FDA. During this period, parties also negotiated third party expenses, primarily as to milestones at which PGUS pay for business combination related expenses incurred by DTCS, and also as to the amounts and limits for PGUS’s reimbursement for such expenses.

On January 23, 2026, PGUS provided a copy of an FDA memorandum, dated January 8, 2026, of the December 17, 2025, pre-IND meeting held between PGUS and the FDA. The meeting memo addressed ten (10) questions posed by the Company in its meeting request, and FDA’s preliminary responses, covering the following topics:

(1)	Testing methods used or under development for product identity, purity and safety; FDA requested additional information to be included in the IND.
(2)	The expansion potential of the hUC-MSC cells as related to FDA’s draft Guidance on safety testing of human allogeneic cells; FDA stated that the hUC-MSC cells should be subjected to cell safety testing as recommended in the draft Guidance.
(3)	The immunogenicity of PGSXC-L1A; FDA requested that the IND contain data, from the Company’s own studies or from published scientific literature, to support that PGSXC-L1A has minimum immunogenicity in host.
(4)	The appropriateness of the planned pig studies to support the acceptability of the dosage proposed for first-in-human studies; FDA agreed that the planned “S2” study appears adequately designed to support the first-in-human study and suggested certain refinements to the plan.
(5)	The adequacy of the proposed dosing plan for the “E3” humanized mouse study; FDA agreed that the proposed dose levels appear acceptable, and provided additional comments for information to be included in the IND.
(6)	Whether the overall nonclinical pharmacology program would be acceptable for use in pursuing a potential indication of life-threatening acute hepatitis; FDA referred generally to its answers to other questions in the meeting memo and stated that further discussion of an indication different than the proposed acute alcoholic hepatitis indication should be the subject of a separate IND submission.
(7)	The proposed 3-month safety/toxicology study in mice; FDA agreed with the plan to conduct the “S3” study in RNU immunocompromised rats, and referred to its suggested refinement suggestion in its response to question 4.
(8)	The adequacy of the dose selection plan based on pig and rodent studies; FDA agreed that data from the completed and planned in vivo nonclinical studies can be used to justify dose selection for the planned first-in-human clinical trial.
(9)	The proposed study design for the first-in-human study; FDA agreed with the proposed open-label, single-arm study for safety, and provided additional comments for information to be included in the IND.
(10)	The proposed 5-month post-treatment safety follow up plan; FDA stated that it is premature to provide specific comment on whether it agreed with the follow up safety plan and provided additional comments related to the clinical trial.

Based on the FDA meeting summary taken as a whole, DTCS determined that the Company’s progress toward clinical trials warranted continued work toward a transaction, with the types of regulatory risks commonly seen with pre-clinical biopharmaceutical companies.

The final Business Combination Agreement contained the following material differences from the prior draft in October 2025: (a) the Non-Redemption Warrants issuable to non-redeeming Public Shareholders and the Sponsor and its affiliates were added; (b) the Expense Advancement payable to the Sponsor upon the filing of the first confidential Form S-4 was increased from $200,000 in the LOI to $500,000; (c) Parent Transaction Expenses up to a maximum of $2,000,000, less the $500,000 Expense Advancement, would be paid by the Pubco at the Closing, (d) in the event the Pubco did not have available cash at the Closing to pay the balance of the Parent Transaction Expenses, Pubco would issue the Sponsor Closing Note to the Sponsor at the Closing in a principal amount equal to such shortfall and (e) at the Closing, Pubco and or its designee would purchase 250,000 DTCS Ordinary Shares from the Sponsor for the sum of $2,500,000 in cash.

As to legal diligence, Loeb raised diligence points regarding certain of PGUS’s intellectual property licenses. These issues were addressed as Closing matters rather than conditions to signing the Business Cominbation Agreement, which includes a closing condition requiring amendment of these licenses to provide that the license counterparties would not voluntarily transfer material licensed patents in a manner materially adverse to PGUS without PGUS’s written consent.

The DTCS Board unanimously approved the Business Combination Agreement and the ancillary documents referenced therein on February 2, 2026. All of the DTCS directors who are not employees of DTCS voted in favor of these matters, and there were no abstentions.

The parties executed the Business Combination Agreement and the two support agreements on February 2, 2026.

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The DTCS Board’s Reasons for the Approval of the Business Combination

The DTCS Board, in evaluating the Transactions, consulted with DTCS’s management and financial, strategic and legal advisors. In (i) resolving that it is fair to and in the best interests of DTCS and its stockholders, and declaring it advisable, to enter into the Business Combination Agreement, the related agreements to which DTCS is a party and the Transactions, (ii) approving the Business Combination Agreement, the related agreements to which DTCS is a party and the Transactions, including the Mergers, on the terms and subject to the conditions of the Business Combination Agreement, and (iii) adopting a resolution recommending the business combination proposal be approved by DTCS shareholders, the DTCS Board considered and evaluated a number of factors, including the factors discussed below. The DTCS Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. In addition, individual directors may have given different weight to different factors. The DTCS Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. This explanation of DTCS’s reasons for the Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The DTCS Board considered a number of factors pertaining to the Transactions as generally supporting its decision to enter into the Business Combination Agreement, the related agreements to which DTCS is a party and the Transactions, including but not limited to, the following material factors:

●	Reasonableness of Aggregate Consideration. The DTCS Board was updated regularly by management as to the status of the valuation negotiations. It was clear as early as April of 2025 that PGUS would not move off its requested valuation, DTCS management reviewed the PGUS projections as well as the third party valuation report commissioned by PGUS, but DTCS management elected not to provide these to the DTCS Board; instead, management consulted with the Board as to PGUS’s requested valuation and discussed with them its findings as to comparable companies. The DTCS Board instructed management to conduct comprehensive diligence on PGUS, with a specific focus on the quality of its key staff and its regulatory status and readiness; based on the principle that any valuation would be dependent on whether or not PGUS would successfully navigate the FDA approval process so that it could go to market with its product offering.

●	Business and Financial Condition and Prospects. After conducting extensive due diligence, the DTCS Board and DTCS’s management team obtained a better understanding of PGUS’s business, regulatory landscape, FDA approval process, financial condition, management team and future growth prospects. The DTCS Board considered the results of the due diligence review of PGUS’s business, including its innovative technologies in the areas of stem cells, its large potential addressable market, its potential ability to generate an attractive return on invested capital as PGUS matures, as well as PGUS’s management team’s experience. The DTCS Board considered how these factors will enhance PGUS’s ability to scale effectively and to execute upon and achieve its business plan.

●	FDA Approval Status. DTCS Management regularly updated the DTCS Board on the status of PGUS’s regulatory progress with the FDA Prior to approving the execution of the Business Combination Agreement, the DTCS Board reviewed the FDA memorandum, dated January 8, 2026, of the December 17, 2025 pre-IND meeting held between PGUS and the FDA, and the DTCS Board determined that based on the FDA meeting summary taken as a whole, the Company’s progress toward clinical trials was sufficient to for DTCS to execute the Business Combination Agreement.

●	Experienced and Committed Management Team. The DTCS Board considered the fact that PGUS will be led by PGUS’s senior management team, who have backgrounds in the biotechnology sector. The senior management team intends to remain with the PGUS in the capacity of officers and/or directors, which will provide helpful continuity in advancing the PGUS’s strategic goals. The DTCS Board noted that its assessment of the PGUS management team and the proposed leadership of the combined company was consistent with its intent to seek targets with experienced and capable management teams.

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●	Commitment of PGUS’s Owners. The DTCS Board considered the fact that PGUS’s Chief Executive Officer, PGUS’s Chief Financial Officer and the shareholders of PGUS are not selling any of their current shareholdings of PGUS in connection with the Transaction, and as such, will continue to own more than a majority of the PGUS on a pro forma basis, which the DTCS Board believed reflects such shareholders’ belief in and commitment to the continued growth prospects of PGUS going forward.

●	DTCS Financial Analysis. The DTCS Board relied on the financial analysis conducted by the DTCS management team, but the DTCS Board did not review the PGUS projections or the third party valuation report. The DTCS Board understood that PGUS would proceed with the Business Combination only with is requested valuation of $1.489,000,000, and it was comfortable that valuation was a factor, but not the only or the principal factor, on which to base its decision on whether or not to enter into the Business Combination Agreement. Rather, the DTCS Board concurred with the recommendation of management that the status of PGUS in the regulatory process presented a reasonable chance that PGUS will ultimately be able to enter the market with at least one FDA-approved product. Companies that reach this stage enjoy higher probability for commercial and financial success.

●	Terms of the Business Combination Agreement and the Related Agreements. The DTCS Board considered the terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Mergers, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the transactions contemplated thereby and the termination provisions as well as the strong commitment by both PGUS and DTCS to complete the Transactions.

●	Board of Directors of the Post-Closing Company. The DTCS Board considered that the initial board of directors would be comprised of at least seven (7) directors, with (i) two (2) persons designated by PGUS, neither of whom shall be required to qualify as independent directors under Nasdaq rules; (ii) one (1) person nominated by DTCS, who shall be reasonably acceptable to PGUS and shall not be required to qualify as an independent director under Nasdaq rules; and (iii) four (4) persons, designated by PGUS who shall be reasonably acceptable to the DTCS, who shall be required to qualify as independent directors under Nasdaq rules, one of whom shall also be required to qualify as an “audit committee financial expert” pursuant to Item 407(d)(5)(ii) and (iii) of Regulation S-K.

●	Role of Independent Directors. The DTCS Board is comprised of a majority of directors who are independent under applicable NASDAQ and SEC rules.

●	Attractive Business Model. The DTCS Board considered PGUS’s business model, which has attractive potential unit economics and is designed to generate free cash flow upon the regulatory approval of the PGUS product line, both of which are consistent with the stated criteria that would drive DTCS’s search for prospective targets.

●	Significant Revenue Opportunities. The DTCS Board believes PGUS with its proprietary stemXcell™ platform, has the potential to generate significant recurring revenues through the development and commercialization of stem cell-based therapies targeting inflammatory and degenerative diseases. This aligns with the Board’s stated intent to focus on potential targets capable of generating sustainable free cash flow over time.

The DTCS Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Transactions, including, but not limited to, the following:

●	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the combined company’s revenues.

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●	Benefits May Not Be Achieved. The risk that the potential benefits of the Transactions may not be fully achieved or may not be achieved within the expected timeframe.

●	Regulatory Risks. The risk of changes in PGUS’s regulatory environment, including changes to biotechnology regulation or laws; as well as the risk the FDA approval is not obtained. The DTCS Board acknowledged that PGUS’s failure to obtain FDA approval for any of its products would have a material negative impact on DTCS’s investment.

●	Technology Risks. The risk that the development of PGUS’s technology, and the surrounding pricing environment, may diverge from expectations.

●	Intellectual Property Risks. The value of the intellectual property associated with PGUS’s technology is based in part on PGUS’s ability to protect and enforce its patents and other proprietary rights, which is not guaranteed and the inability to do so may expose PGUS to the possible loss of a competitive advantage.

●	Liquidation. The risks and costs to DTCS if the business combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in DTCS being unable to effect a business combination within the completion window and force DTCS to liquidate.

●	Stockholder Vote. The risk that DTCS’s stockholders may object to and challenge the Transactions and take action that may prevent or delay the consummation of the Transactions, including to vote down the proposals at the special meeting or redeem their shares.

●	Closing Conditions. The fact that completion of the Transactions is conditioned on the satisfaction of certain closing conditions that are not within DTCS’s control.

●	DTCS Public Stockholders Holding a Minority Position in the Post-Combination Company. The risk that DTCS public stockholders will hold a minority position in the post-combination company (approximately [ ]%, assuming maximum redemptions and [ ]%, assuming no redemptions), which may reduce the influence that DTCS’s current stockholders have on the management of DTCS.

●	Litigation. The possibility of litigation challenging the Transactions or that an adverse judgment granting injunctive relief could enjoin or otherwise interfere with the consummation of the Transactions.

●	Fees and Expenses. The fees and expenses associated with completing the Transactions.

●	Other Risks. Various other risks associated with the business of PGUS, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement.

The DTCS Board concluded that the potential benefits that it expected DTCS and its stockholders to achieve as a result of the Transactions outweighed the potentially negative factors associated with the Transactions. The DTCS Board also noted that DTCS shareholders would have a substantial economic interest in the combined company (depending on the level of Public Shareholders that sought redemption of their Public Shares into cash). Accordingly, the DTCS Board unanimously determined that the Business Combination Agreement, the related agreements to which DTCS is a party and the Transactions are fair to, and in the best interests of, DTCS and its stockholders, and approved the Business Combination Agreement and the Business Combination. All of the DTCS directors who are not employees of DTCS voted in favor of these matters, and there were no abstentions.

A majority of DTCS’s directors who are not employees retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination and/or preparing a report concerning the approval of the Business Combination.

Satisfaction of the 80% Test

It is a requirement under the Cayman Constitutional Documents and Nasdaq listing requirements that the target business acquired in DTCS’s initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for DTCS’s initial business combination. As of February 2, 2026, the date of the execution of the Business Combination Agreement, the balance of funds held in the Trust Account was at least $17,951,466.48, and 80% thereof represents approximately $14,361,172. The DTCS Board considered all of the factors described above and the fact that the aggregate consideration for DTCS was the result of arm’s length negotiations with PGUS. As a result, the DTCS Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding any taxes payable on the interest earned on the Trust Account). In light of the financial background and experience of the members of DTCS’s management team and the DTCS Board, the DTCS Board believes that the members of the management team and the DTCS Board are qualified to determine whether the Business Combination meets the 80% test.

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The PGUS Board’s Reasons for the Approval of the Business Combination

In reaching its decision to approve the Business Combination Proposal and resolving to recommend that PGUS Stockholders approve the Business Combination Proposal, the PGUS Board consulted with PGUS’s management, as well as its legal counsel and other advisors. The PGUS Board considered a variety of factors in connection with its evaluation and approval of the Business Combination and the matters related to the Business Combination.

In light of the number and variety of factors considered in connection with its evaluation of the Business Combination, the PGUS Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The PGUS Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors in their evaluation of the Business Combination. The PGUS Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

●	Optimal Path to Support Growth. The PGUS Board determined, after a thorough review of other strategic alternatives potentially available to PGUS, that the proposed Business Combination represents a better opportunity for PGUS to support its long-term growth and create value for its stockholders, as compared to other potential strategic alternatives with other partners and the possibility of, and benefits and risks associated with, continuing to operate PGUS as an independent, stand-alone entity, which the PGUS Board believed would not deliver comparable benefits to those that could be achieved in the proposed Business Combination.

●	Negotiated Transaction. The PGUS Board considered the terms and conditions of the Transaction Documents and the transactions contemplated thereby, including but not limited to, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Business Combination and the termination provisions, as well as the strong commitment by both PGUS and DTCS to consummation the transactions contemplated by the Transaction Documents.

●	Access to Capital. The PGUS Board considered the current economic, industry and market conditions affecting PGUS, PGUS’s projected financial results and cash flows, PGUS’s prospects as a private entity and the needs of PGUS to obtain substantial additional financing in the future and the cost of alternative means of raising capital, and it expected that the proposed Business Combination would be a more time- and cost-effective means to access capital than other options considered.

●	Board Composition. The PGUS Board considered that the Pubco Board will consist of seven directors, including one director to be designated by DTCS and the remaining directors to be designated by PGUS. Four of the directors designated by PGUS will be required to qualify as independent directors under Nasdaq rules, such that a majority of the members of the Pubco Board will be independent in accordance with applicable law and the rules and regulations of Nasdaq.

●	Route to Becoming a Publicly Traded Company. The PGUS Board considered that becoming a public company would be the best way for PGUS to have access to long-term sources of available capital and would aid PGUS in executing its long-term strategic plan. The PGUS Board considered potential alternatives to becoming a publicly traded company from a business combination with a SPAC, and the potential advantages the Business Combination affords, including the expected cost to becoming a publicly traded company from a business combination with a SPAC compared to other ways of becoming a publicly traded company.

●	Potential Liquidity Opportunity for Long Term Holders. The PGUS Board also considered the fact that PGUS is a private company with limited opportunities for liquidity for its holders outside of a sale of PGUS. The PGUS Board believed that the Business Combination, and the potential listing of Pubco shares on Nasdaq, provides long term holders of PGUS equity interests with an opportunity, subject to the expiration of any applicable lockup and transfer restrictions, to sell all or a portion of their resulting Pubco Common Stock and thus diversify their holdings.

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The PGUS Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), including, but not limited to, the following:

●	Potential Inability to Complete the Business Combination. The PGUS Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Business Combination (which are more fully described in the section titled “Risk Factors” of this proxy statement/prospectus), including, among others, the risk that the Business Combination may not be completed in a timely manner or at all. In particular, the PGUS Board considered the risk that the Business Combination could fail to be consummated due to the failure to obtain the required approvals of the stockholders of PGUS and DTCS or to satisfy or waive the conditions to closing set forth in the Business Combination Agreement, including conditions relating to the accuracy of representations and warranties, the performance of covenants, the absence of a material adverse effect, the receipt of required governmental and regulatory approvals, and other customary closing conditions. The PGUS Board also considered the risk that delays or failures in satisfying these conditions could adversely affect the likelihood or timing of completion of the Business Combination.

●	Redemption Risk. The potential that a significant number of Public Shareholders elect to redeem their Public Shares prior to the consummation of the Business Combination and pursuant to the Existing Articles and Existing Memorandum, which would potentially make the Business Combination more difficult to complete and reduce the cash available to Pubco to fund its business plan. However, even in the event that a significant number of Public Shareholders elect to redeem their shares, this redemption would not prevent the consummation of the Business Combination.

●	Fees and Expenses. The PGUS Board considered the fees and expenses associated with completing the Business Combination.

●	Diversion of Management and Employee Attention. The PGUS Board considered the potential for diversion of PGUS’s management and employee attention and resources during the period prior to the completion of the Business Combination and the potential negative effects thereof on PGUS’s business.

●	Interests of Certain Persons. The PGUS Board also considered the fact that PGUS’s officers and directors may have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of the PGUS Stockholders and DTCS shareholders generally (see “Interests of the PGUS Directors and Executive Officers”).

The PGUS Board ultimately concluded that, in the aggregate, the potential benefits of the Business Combination outweighed the potential risks or negative consequences and that the Business Combination is in the best interests of PGUS and its stockholders.

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Interests of the PGUS Directors and Executive Officers

PGUS’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the DTCS shareholders and PGUS Stockholders generally. These interests include, among other things:

●	To the extent that the PGUS directors and executive officers are also PGUS Stockholders prior to the Closing they will also have rights to receive shares in the same manner as other PGUS Stockholders, in accordance with the Business Combination Agreement.

●	If the Business Combination with DTCS is completed, pursuant to the Business Combination Agreement, PGUS will designate six of the seven members to the Board of Directors of the Pubco, including Daniel Chiu, [ ], [ ], [ ], [ ] and [ ]. In addition, Daniel Chiu, the Co-Chief Executive Officer of PGUS is expected to be appointed as the chief executive officer of Pubco following the consummation of the Business Combination.

●	PGUS’s current directors and officers are parties to indemnification agreements with PGUS that provide continuing indemnification rights and require successors to assume those obligations.

●	Pursuant to the Registration Rights Agreement, certain of the stockholders of PGUS holding Registrable Securities (as defined in the Registration Rights Agreement) will be entitled to customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to such Registrable Securities following the consummation of the Business Combination.

●	Following the consummation of this Business Combination, Pubco expects to adopt a non-employee director compensation program pursuant to which non-employee directors of Pubco may receive cash retainers and equity-based awards. Certain current directors of PGUS are expected to serve on the Pubco Board following the Closing and may become eligible to receive compensation under such program. The terms of the program have not yet been finalized.

●	Following the consummation of this Business Combination, certain current executive officers and directors of PGUS are expected to serve as executive officers and/or directors of Pubco and are expected to receive compensation in those capacities. Pubco intends to enter into employment agreements with Mr. Daniel Chiu following the consummation of this Business Combination, although the terms of such agreements have not yet been finalized. As a result, these individuals may have interests in the Business Combination that differ from, or are in addition to, the interests of PGUS Stockholders generally.

●	On June 12, 2026, PGUS entered into a promissory note with Dora E. Chan, as Trustee of the Dora E. Chan Trust, pursuant to which the trust loaned PGUS $400,000. The promissory note matures on the earlier of (i) December 31, 2026 and (ii) the closing of the Business Combination. Dora E. Chan serves as PGUS’s Chief Financial Officer and a member of its board of directors. As a result, upon consummation of the Business Combination, the outstanding principal amount of, and any accrued interest under, the promissory note may become due and payable to the Dora E. Chan Trust.

●	On November 5, 2025, we issued a promissory note in the amount of $300,000 to Rita YuKa Wong, the spouse of our Co-Chief Executive Officer and Chairman, Daniel Chiu, which matured on March 31, 2026. The parties agreed to amend and restate the promissory note with an extended maturity to September 30, 2026, or the consummation of the Business Combination, whichever is earlier. As a result, upon consummation of the Business Combination, the outstanding principal amount of, and any accrued interest under, the promissory note may become due and payable to Ms. Wong.

●	Pursuant to the terms of certain PGUS Warrants held by Daniel Chiu and Wai Sun Szeto, the consummation of the Business Combination will accelerate the vesting of a portion of such warrants, resulting in the vesting of warrants to purchase 2,500,000 and 50,000 shares of PGUS Class A Common Stock, respectively. For more details, see “Warrant Acceleration” below.

PGUS Options Held by Directors and Executive Officers

Certain of PGUS’s directors and executive officers hold PGUS Options. The following table sets forth, for each of PGUS’s directors and executive officers, the number of vested and unvested PGUS Options held by the director or executive officer as of March 31, 2026. Depending on when the Closing Date occurs, certain PGUS Options shown in the table may vest prior to Closing.

Name of Directors and Executive Officers	Vested PGUS Options	Unvested PGUS Options

Daniel Chiu	2,700,000	-
Wai Sun Szeto	2,450,000	-
Dora E. Chan	-	-

As described in this proxy statement/prospectus, pursuant to the Business Combination Agreement, each PGUS Option outstanding immediately prior to the Effective Time will be canceled and automatically converted into an option to purchase shares of Pubco Class A Common Stock, with substantially equivalent terms and conditions, including with respect to vesting and exercisability. The conversion of PGUS Options is intended to be effected in a manner that complies with Section 409A of the Code and, to the extent applicable, Section 422 of the Code and the regulations promulgated thereunder.

Certain Business Combination Related Payments

Except as set forth below, no payments or benefits have been or will be paid or made available to any of PGUS’s directors or executive officers as a result of the consummation of the Business Combination.

Warrant Acceleration. Pursuant to the terms of the PGUS Warrants held by Daniel Chiu and Wai Sun Szeto, the closing of the Business Combination will constitute a Liquidity Event (as defined in the applicable warrant agreement), triggering the immediate vesting of 25% of the shares underlying such warrants, subject to the holder’s Continued Service (as defined in the applicable warrant agreement) through the closing date. As a result, PGUS Warrants held by Mr. Chiu and Mr. Szeto to purchase 2,500,000 and 50,000 shares of PGUS Class A Common Stock, respectively, will vest upon the consummation of the Business Combination, representing 25% of the total shares underlying their respective PGUS Warrants. The PGUS Warrants held by Dora E. Chan are subject to time-based vesting only and will not accelerate as a result of the Business Combination.

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Other PGUS Equity Held by Directors and Officers

As of March 31, 2026, certain directors and executive officers of PGUS held warrants to purchase shares of PGUS Class A Common Stock. Specifically, Daniel Chiu held PGUS Warrants to purchase an aggregate of 10,000,000 shares of PGUS Class A Common Stock, Dora E. Chan held PGUS Warrants to purchase an aggregate of 2,000,000 shares of PGUS Class A Common Stock, and Wai Sun Szeto held PGUS Warrants to purchase an aggregate of 200,000 shares of PGUS Class A Common Stock. In addition, Stem Med Scientific Inc. held PGUS Warrants to purchase an aggregate of 2,000,000 shares of PGUS Class A Common Stock. Stem Med Scientific Inc. is controlled by Daniel Chiu.

As described in this proxy statement/prospectus, pursuant to the Business Combination Agreement, each PGUS Warrant outstanding immediately prior to the Effective Time will be canceled and automatically converted into a warrant with substantially equivalent terms and conditions to purchase shares of Pubco Class A Common Stock. Accordingly, the PGUS warrants held by PGUS directors and executive officers will represent continuing equity interests in Pubco following the consummation of the Business Combination.

Other Compensation

In connection with the Business Combination, the Pubco Board will adopt a new non-employee director compensation policy to govern Pubco effective as of the Closing. It is anticipated that the new non-employee director compensation policy will provide for annual cash retainers and certain equity awards that will be granted following the Business Combination.

Interests of Certain DTCS Persons in the Business Combination

When you consider the recommendation of the DTCS Board in favor of approval of the Business Combination Proposal and the other Shareholder Proposals included herein, you should keep in mind that the Sponsor and DTCS’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the DTCS shareholders generally. Further, DTCS’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information about DTCS - Conflicts of Interest”. We believe there were no such opportunities that were not presented to DTCS for a potential business combination as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The DTCS Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal. DTCS shareholders should take these interests into account in deciding whether to approve the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal.

Benefits and Detriments of the Business Combination

The following describe the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination:

●	DTCS: The DTCS Board determined that the Business Combination presents an attractive business opportunity in light of certain factors, including PGUS’s future business and financial condition and prospects, strong management team, and in light of the other opportunities for business combinations reasonably available to DTCS. The DTCS Board also considered the potential detriments of the Business Combination to DTCS, including the difficulty of ascertaining the valuation of a company with limited operating history and limited revenues such as PGUS, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, the risks and costs to DTCS if the Business Combination is not achieved, including the risk that it may result in DTCS being unable to complete a business combination and force DTCS to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirement of other applicable law, and the potential for dilution of the DTCS shareholders from any PIPE Financing or other financing. (As to the latter, the amount of dilution would be depending on the aggregate amount of PIPE or other financing obtained, and any such dilution would affect the Sponsor, the Public Shareholders and the PGUS stockholders proportionately.) For more information, see “- The DTCS Board’s Reasons for the Approval of the Business Combination”, and various risks described under the section entitled “Risk Factors”.

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●	Sponsor: The Sponsor expects to receive substantial consideration in the Business Combination, including prior to the Closing Date the sum of $2,500,000 (“Sponsor Closing Payment”), in exchange for 250,000 shares of DTCS Ordinary Shares. As a result of the low price paid by the Sponsor for its equity in DTCS, the Sponsor is likely to be able to make a substantial profit on its investment even at a time when Public Shareholders have lost significant value. For more information, see “- Compensation Received by the Sponsor, its Affiliates and DTCS Directors and Executive Officers”. The Sponsor will only be able to realize a return on their equity in DTCS (which may be materially higher than the return realized by Public Shareholders) if DTCS completes a business combination by October 26, 2026 (or if such date is extended at a duly called meeting of the DTCS shareholders, such later date). Additionally, the Sponsor faces potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s role in the Business Combination, and the risk that if the Business Combination is not achieved, DTCS may be unable to consummate a business combination and be forced to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, resulting in the Sponsor and its affiliates’ investment being worthless.

●	Unaffiliated DTCS Public Shareholders: The unaffiliated Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-redeeming Public Shareholders will have the opportunity to participate in the potential future growth of PGUS, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the DTCS Board described more fully in “- The DTCS Board’s Reasons for the Approval of the Business Combination”, the various other risks associated with the Business Combination, the business of DTCS and the business of PGUS, as described further under the section entitled “Risk Factors”, the potential conflicts of interest described under “- Interests of Certain DTCS Persons in the Business Combination”, and the potential material dilution they may experience as described more fully in the section entitled “Dilution”. Redeeming Public Shareholders have the opportunity to receive their pro rata share of the aggregate amount on deposit in the Trust Account, less taxes paid and payable, calculated as of two (2) Business Days prior to the consummation of the Business Combination. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of PGUS following the Business Combination.

●

PGUS and its Affiliates: The PGUS Board determined that the Business Combination presents an attractive business opportunity in light of certain factors, including, among other factors, that the Business Combination could expand the access to capital for PGUS, and taking into account PGUS’s expected cash resources and need for additional capital to fund the development of its products and services, and the uniqueness of this particular potential Business Combination, as the negotiated transaction could provide PGUS with access to the funds remaining in DTCS’s trust account at the Closing, after giving effect to any redemptions by DTCS’s public shareholders and the payment of transaction expenses. As of the date of this proxy statement/prospectus, neither DTCS nor PGUS has entered into any definitive PIPE financing or other related financing transaction in connection with the Business Combination. Accordingly, the PGUS Board did not consider the benefits or detriments of any such financing transaction in evaluating the Business Combination.

For PGUS’s affiliates, the tradability of their shares of Pubco Class A Common Stock is expected to make their holdings more liquid. The PGUS Board also considered the potential detriments of the Business Combination to PGUS and its affiliates, including, among other factors, the possibility that the Business Combination might not be completed in a timely manner or at all, the uncertainty of the potential benefits of the Business Combination being achieved, the costs involved in connection with completing the Business Combination, and the time and effort of PGUS management required to complete the Business Combination. For more information, see “- The PGUS Board’s Reasons for the Approval of the Business Combination” and various risks described under the section entitled “Risk Factors.”

Expected Accounting Treatment of the Business Combination

The Redomestication Merger

There will be no accounting effect or change in the carrying amount of the assets and liabilities of DTCS as a result of the Redomestication Merger. The business, capitalization, assets and liabilities and financial statements of DTCS immediately following the Redomestication Merger will be the same as those immediately prior to the Redomestication Merger.

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The Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP and not as a business combination. Under this method of accounting, DTCS will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of PGUS issuing stock for the net assets of DTCS, accompanied by a recapitalization. Upon the completion of the Business Combination, substantially all of the assets and business of the combined company will be held and operated by PGUS.

Regulatory Matters

Neither DTCS nor PGUS are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the filing required by and the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the other regulatory notices and approvals discussed in “The Business Combination Proposal - Business Combination Agreement - Closing Conditions - Conditions to the Obligations of Each Party”. The filing required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was made on April 25, 2025. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on [ ], 2026. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of one-third of the DTCS Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Business Combination Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of DTCS Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that DTCS’s entry into the Business Combination Agreement, dated as of February 2, 2026, by and among DTCS, Purchaser, Merger Sub and PGUS, pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, (i) DTCS shall merge with and into the Purchaser, in which the Purchaser will be the surviving entity; and (ii) at least one Business Day subsequent to the consummation of the Redomestication Merger, Merger Sub shall merge with and into PGUS, in which PGUS will be the surviving entity and become a wholly owned subsidiary of the Purchaser, and all other transactions contemplated by the Business Combination Agreement, be approved, ratified and confirmed in all respects.”

Recommendation of the DTCS Board

THE DTCS BOARD UNANIMOUSLY RECOMMENDS THAT DTCS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The DTCS Board believes that the Business Combination Proposal to be presented at the extraordinary general meeting is in the best interests of DTCS’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal.

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PROPOSAL NO. 2: THE Redomestication Merger PROPOSAL

Overview

As discussed in this proxy statement/prospectus, subject to the approval of the other Condition Precedent Proposals, DTCS is asking its shareholders to approve the Redomestication Merger Proposal. Under the Business Combination Agreement, the approval of the Redomestication Merger Proposal, and completion of the Redomestication Merger, is a condition to the consummation of the Business Combination. If, however, the Redomestication Merger Proposal is approved, but the Business Combination Proposal or any of the other Condition Precedent Proposals is not approved, then neither the Redomestication Merger nor the Business Combination will be consummated.

As a condition to Closing, the DTCS Board has unanimously approved a change of DTCS’s jurisdiction of incorporation by the Redomestication Merger and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with DTCS’s plan of Redomestication Merger and the Redomestication Merger Cayman Plan of Merger, each of which is, included as an exhibit to the registration statement of which this proxy statement/prospectus is a part, to effect the Redomestication Merger, DTCS will file the Redomestication Merger Cayman Plan of Merger with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file the Proposed Certificate of Incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which DTCS will be domesticated and continue as Pubco, a Delaware corporation. Effective immediately following the consummation of the Business Combination, DTCS will be renamed “PrimeGen Holdings, Inc.”.

The Redomestication Merger Proposal, if approved, will authorize a change of DTCS’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while DTCS is currently governed by the Companies Act, upon the Mergers, Pubco will be governed by the Delaware DGCL. DTCS encourages shareholders to carefully consult the information set out below under “- Comparison of Shareholder Rights under Applicable Corporate Law Before and After Redomestication Merger”.

Reasons for the Redomestication Merger

The DTCS Board believes that it would be in the best interests of DTCS, simultaneously with the completion of the Business Combination, to effect the Redomestication Merger. Further, the DTCS Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. In addition, because Pubco will operate within the United States following the Business Combination, it was the view of the DTCS Board that Pubco should be structured as a corporation organized in the United States.

The DTCS Board believes that there are several reasons why a Redomestication Merger in Delaware is in the best interests of DTCS and its shareholders. These additional reasons can be summarized as follows:

●	Prominence, Predictability and Flexibility of Delaware Law. For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

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●	Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to Pubco, the Pubco Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Pubco’s stockholders from possible abuses by directors and officers.

●	Increased Ability to Attract and Retain Qualified Directors. Redomestication Merger from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. Pubco’s incorporation in Delaware may make Pubco more attractive to future candidates for the Pubco Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws - especially those relating to director indemnification (as discussed below) - draw such qualified candidates to Delaware corporations. The DTCS Board therefore believes that providing the benefits afforded directors by Delaware law will enable Pubco to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable Pubco to compete more effectively with other public companies in attracting and retaining new directors.

Reasons for the Name Change

The DTCS Board believes that it would be in the best interests of for Pubco to, effective immediately following the consummation of the Business Combination, change its corporate name to “PrimeGen Holdings, Inc.” in order to more accurately reflect the business purpose and activities of Pubco.

Regulatory Approvals; Third-Party Consents

DTCS is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Redomestication Merger. However, because the Redomestication Merger must occur simultaneously with the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under the section of this proxy statement/prospectus entitled “The Business Combination Proposal”. DTCS must comply with applicable United States federal and state securities laws in connection with the Redomestication Merger and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended in connection with the Acquisition Merger.

The Redomestication Merger will not breach any covenants or agreements binding upon DTCS and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Redomestication Merger.

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Proposed Certificate of Incorporation and Proposed By-Laws

Commencing with the effective time of the Redomestication Merger, the Proposed Certificate of Incorporation and the Proposed By-Laws will govern the rights of stockholders in Pubco.

A chart comparing your rights as a holder of DTCS Ordinary Shares as a Cayman Islands exempted company with your rights as a holder of Pubco Class A Common Stock can be found in the section of this proxy statement/prospectus entitled “The Redomestication Merger Proposal - Comparison of Shareholder Rights under Applicable Corporate Law Before and After Redomestication Merger”.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After Redomestication Merger

When the Redomestication Merger is completed, the rights of stockholders of Pubco will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Companies Act that will alter certain of the rights of shareholders of DTCS and affect the powers of the Pubco Board and management following the Redomestication Merger.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders”. For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of Pubco as “shareholders”.

Provision	Pubco (Delaware corporation)	DTCS (Cayman Islands exempted company)
Applicable legislation	General Corporation Law of the State of Delaware	The Companies Act (as revised) of the Cayman Islands

General Vote Required for Combinations with Interested Stockholders/Shareholders	Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three (3) years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.	No similar provision

Appraisal / Dissenters’ Rights	Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.	Under the Companies Act, minority shareholders that dissent to a merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the courts of the Cayman Islands.

Requirements for Stockholder/Shareholder Approval	Subject to the certificate of incorporation, stockholder approval of most mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares; most other matters requiring stockholder approval require a majority of those present and voting, provided a quorum is present.	Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements, the Companies Act, applicable law and the relevant articles of association) by ordinary resolution, being the approval of the holders of a simple majority of the shares, who, being present in person or proxy and entitled to vote, vote at the meeting of shareholders or by “special resolution” (such as the amendment of the company’s constitutional documents), being the approval of the holders of at least two-thirds of the shares who, being present in person or by proxy and entitled to vote, vote at the meeting of shareholders.

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s articles of association.

Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of members or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per the Advisory Organizational Documents Proposal).	The decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

Removal of Directors;	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting,	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

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Provision	Pubco (Delaware corporation)	DTCS (Cayman Islands exempted company)
if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

Number of Directors	The number of directors is fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The by-laws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the articles of association, the board may increase the size of the board and fill any vacancies.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.	A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to their own fraud, dishonesty, willful neglect or willful default.

Limited Liability of Directors	Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except with regard to their own fraud, dishonesty, willful neglect or willful default.

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Accounting Treatment of the Redomestication Merger

The Redomestication Merger is being proposed solely for the purpose of changing the legal domicile of DTCS. There will be no accounting effect or change in the carrying amount of the assets and liabilities of DTCS as a result of the Redomestication Merger. The business, capitalization, assets and liabilities and financial statements of DTCS immediately following the Redomestication Merger will be the same as those immediately prior to the Redomestication Merger.

Vote Required for Approval

The approval of the Redomestication Merger Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the DTCS Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The failure to vote and abstentions will have no effect on the outcome of the proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Redomestication Merger Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Redomestication Merger Proposal will have no effect, even if approved by holders of DTCS Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that (i) the Redomestication Merger Cayman Plan of Merger, substantially in the form attached to the accompanying proxy statement/prospectus as Annex K, be authorized, approved and confirmed in all respects, and DTCS be and is hereby authorized to enter into the Redomestication Merger Cayman Plan of Merger, and that (ii) the Redomestication Merger, with the Purchaser surviving the merger, is hereby authorized, approved and confirmed in all respect

Recommendation of the DTCS Board

THE DTCS BOARD UNANIMOUSLY RECOMMENDS THAT DTCS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE REDOMESTICATION MERGER PROPOSAL.

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PROPOSAL NO. 3: THE STOCK ISSUANCE PROPOSALS

Overview

Assuming the Business Combination Proposal and the other Condition Precedent Proposals are approved, DTCS’s shareholders are also being asked to approve, by ordinary resolution, the Business Combination Agreement Stock Issuance Proposal and PIPE Stock Issuance Proposal.

Why DTCS Needs Shareholder Approval

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules, including 5635(a), (b) and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, Pubco may issue securities representing 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock and securities convertible into or exercisable for common stock in connection with the Business Combination.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required prior to the issuance of securities in certain circumstances, including if the number of securities to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance.

Upon the consummation of the Business Combination, Pubco expects to issue up to an estimated [   ] shares of Pubco Class A Common Stock, consisting of (i) [  ] to the PGUS Stockholders, and (ii) 1,931,000 upon exercise of Pubco Non-Redemption Warrants. Pubco may issue additional common stock and securities convertible into or exercisable for common stock pursuant to warrants, options or certain other subscription, purchase or similar agreements it may enter into prior to Closing. For further details, see the section of this proxy statement/prospectus entitled “Beneficial Ownership of Securities”. In addition, upon consummation of the Business Combination, DTCS may issue up to [  ] DTCS Ordinary Shares in consummation with the PIPE Financing.

Vote Required for Approval

The approval of the Stock Issuance Proposals require an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Stock Issuance Proposals are conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Stock Issuance Proposals will have no effect, even if approved by holders of DTCS Ordinary Shares.

Resolutions to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable Nasdaq Listing Rules, the issuance of (i) Pubco Class A Common Stock to the PGUS Stockholders, (ii) Pubco Class A Common Stock issuable upon exercise of Pubco Non-Redemption Warrants, and (iii) and to holders of PGUS Warrants and PGUS Options, and (iv) any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements DTCS has entered, or may enter, into prior to Closing other than the PIPE Financing, be approved in all respects.”

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable Nasdaq Listing Rules, the issuance of any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to the PIPE Subscription Agreements DTCS has entered, or may enter, into prior to Closing, be approved in all respects.”

Recommendation of the DTCS Board

THE DTCS BOARD UNANIMOUSLY RECOMMENDS THAT DTCS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSALS.

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PROPOSAL NO. 4: THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

If the Business Combination Proposal and the other Condition Precedent Proposals are approved and the Business Combination is consummated, the Cayman Constitutional Documents of DTCS will be replaced by the Proposed Organizational Documents of Pubco, pursuant to the DGCL.

DTCS’s shareholders are asked to approve the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents.

Reasons for the Amendments

The DTCS Board’s reasons for proposing the Proposed Organizational Documents are set forth below and more fully detailed for each of the Advisory Organizational Documents Proposals set forth in the section entitled “The Advisory Organizational Documents Proposal”. The following is a summary of the key changes effected by the Proposed Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation, a copy of which is included as Annex C, and by reference to the full text of the Proposed By-Laws, a copy of which is included as Annex D:

●	To increase the total number of shares of our capital stock from [600,000,000] DTCS Ordinary Shares with a par value of $[ ] per share, of DTCS to 1,500,000,000 shares of Pubco capital stock, consisting of 800,000,000 shares of Pubco Class A Common Stock, 200,000,000 shares of Pubco Class B Common Stock and 500,000,000 shares of Pubco Preferred Stock, each with par value $0.00001 per share.

●	To amend the company name to “PrimeGen Holdings, Inc.”;

●	To amend the terms of the shares, in particular to provide that each holder of record of a share of Pubco Class A Common Stock shall have one vote and that each holder of record of a share of Pubco Class A Common Stock shall have one votes;

●	To amend the terms for the authorizations of shares of Pubco; and

●	To authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Organizational Documents in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively).

Resolution to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of DT Cloud Star Acquisition Corporation currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed By-Laws in the form attached to the proxy statement/prospectus as Annex C and Annex D, respectively, including, without limitation, the authorization of the change of name by DTCS to “PrimeGen Holdings, Inc.”, the authorization of the change in authorized share capital as indicated therein, with effect from the registration of DTCS in the State of Delaware as a corporation with the laws of the State of Delaware.”

Vote Required for Approval

The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of at least two-thirds of the DTCS Ordinary Shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The Organizational Documents Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of DTCS Ordinary Shares.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of the Organizational Documents Proposal.

Recommendation of the DTCS Board

THE DTCS BOARD UNANIMOUSLY RECOMMENDS THAT DTCS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

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PROPOSAL NO. 5: THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Business Combination Proposal, the other Condition Precedent Proposals, including the Organizational Documents Proposal, are approved and the Business Combination is consummated, DTCS will replace the Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents of Pubco, under the DGCL.

DTCS’s shareholders are asked to consider and vote upon and to approve on a non-binding advisory basis by ordinary resolution three (3) separate proposals (collectively, the “Advisory Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. These three (3) proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Cayman Islands or Delaware law, but pursuant to SEC guidance, DTCS is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on DTCS, the DTCS Board, PGUS or the Pubco Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from the approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, DTCS intends that the Proposed Organizational Documents will take effect from the registration of DTCS in the State of Delaware as a corporation under the laws of the State of Delaware, assuming approval of the Business Combination Proposal and the Organizational Documents Proposals.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of DTCS, which are included as exhibits on an Annual Report on Form 10-K, and, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex C and the complete text of the Proposed By-Laws, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Cayman Constitutional Documents are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, DTCS encourages shareholders to carefully consult the information set out under the section of this proxy statement/prospectus entitled “The Redomestication Merger Proposal - Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Redomestication Merger”.

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	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Advisory Organizational Documents Proposal 5A)	The Cayman Constitutional Documents authorize 500,000,000 DTCS Ordinary Shares of par value US$0.0001 each See Clause 8 of the Cayman Constitutional Documents.

The Proposed Certificate of Incorporation authorizes (A) 800,000,000 shares of Pubco Class A Common Stock with a par value of $0.0001 per share; (B) 200,000,000 shares of Pubco Class B Common Stock with a par value of $0.0001 per share; and (C) 500,000,000 shares of Pubco Preferred Stock with a par value of $0.0001 per share.

See Article IV(A) of the Proposed Certificate of Incorporation.

Exclusive Forum Provision (Advisory Organizational Documents Proposal 5B)		The Proposed Certificate of Incorporation would adopt the Court of Chancery of the State of Delaware as the exclusive forum for: (i) any derivative action or proceeding brought on Pubco’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of Pubco to Pubco or Pubco’s stockholders, creditors or other constituents, (iii) any action asserting a claim against Pubco or any current or former director or officer of Pubco arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed By-Laws (as either may be amended and/or restated from time to time), (iv) any action asserting a claim governed by the internal affairs doctrine, or (v) any action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, except for any action asserted to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal jurisdiction.

The federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

These provisions are inapplicable to claims seeking to enforce any liability or duty created by the Securities Act or the Exchange Act; and any other claim for which the U.S. federal courts have exclusive jurisdiction.

See Article [  ] of the Proposed Certificate of Incorporation.

Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5C)

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the DTCS Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at the general meeting.

See Article 1.1 of the Cayman Constitutional Documents.

In addition to any vote required by applicable law or the Proposed Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), the amendment, alteration, repeal or rescission of, in whole or in part, or the adoption of any provision inconsistent with, the following provisions in the Proposed Certificate of Incorporation shall require the affirmative vote of the holders of at least 66⅔% in voting power of all the then-outstanding

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Cayman Constitutional Documents	Proposed Organizational Documents
.

shares of stock of Pubco entitled to vote thereon, voting together as a single class: Article V (amendment to Proposed Certificate of Incorporation and Proposed By-Laws), Article VI (Pubco Board), Article VII (D&O liability), Article VIII (stockholder consent in lieu of meeting, annual and special meetings of stockholders) and Article IX(B) (forum).

See Article [  ] of the Proposed Certificate of Incorporation.

The Proposed Certificate of Incorporation permits the Pubco Board to amend, alter, repeal or rescind the Proposed By-Laws without the consent or vote of the stockholders of Pubco in any manner not inconsistent with the DGCL or the Proposed Certificate of Incorporation.

See Article [  ] of the Proposed Certificate of Incorporation.

The Proposed Organizational Documents adopt provisions providing that the affirmative vote of the holders of at 66⅔% in voting power of all the then-outstanding shares of stock of Pubco entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of Pubco to alter, amend, repeal or rescind, in whole or in part, any provision of the Proposed By-Laws or to adopt any provision inconsistent therewith.

See Section [  ] of the of the Proposed By-Laws and Article [  ] of the Proposed Certificate of Incorporation.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as three separate ordinary resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Organizational Documents be and are hereby approved:

●	Proposal 5A - Under the Proposed Organizational Documents, Pubco would be authorized to issue (A) 800,000,000 shares of Pubco Class A Common Stock; (B) 200,000,000 shares of Pubco Class B Common Stock and (C) 500,000,000 shares of Pubco Preferred Stock.

●	Proposal 5B - The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

●	Proposal 5C - The Proposed Certificate of Incorporation would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of Pubco to amend, alter, repeal or rescind certain provisions of the Proposed Certificate of Incorporation.”

Vote Required for Approval

The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the DTCS Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established. Approval of the Advisory Organizational Documents Proposals is not a condition to the consummation of the Business Combination.

Recommendation of the DTCS Board

THE DTCS BOARD UNANIMOUSLY RECOMMENDS THAT DTCS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

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PROPOSAL NO. 6: THE INCENTIVE PLAN PROPOSAL

Overview

Assuming that the Business Combination and the other Condition Precedent Proposals are approved, DTCS shareholders are also being asked to approve and adopt the New Equity Incentive Plan. Prior to the Closing Date, the DTCS Board will adopt the New Equity Incentive Plan effective as of immediately prior to the Closing, subject to shareholder approval at the extraordinary general meeting. No awards will be made under the New Equity Incentive Plan until after the Closing. Following the Business Combination, Pubco expects that all equity and equity-based awards will be granted under the New Equity Incentive Plan. For further information about the New Equity Incentive Plan, please refer to the complete copy of the New Equity Incentive Plan, which is attached hereto as Annex J.

Outstanding awards under the PGUS Equity Incentive Plan will continue to be governed by their existing terms, and in connection with the Business Combination, will be assumed, substituted or converted into awards of Pubco in connection with the Business Combination Agreement. The New Equity Incentive Plan is intended to serve as the successor equity incentive plan of Pubco following the Closing.

The DTCS Board believes that approval of the New Equity Incentive Plan is in the best interests of Pubco and its shareholders because it is designed to attract, retain and motivate employees, non-employee directors and consultants, and to align their interests with those of Pubco’s shareholders through equity-based compensation. Accordingly, the DTCS Board recommends that shareholders vote “FOR” the approval of the Incentive Plan Proposal.

Summary of the New Equity Incentive Plan

The following summary describes the material terms of the New Equity Incentive Plan. This summary is not a complete description of all provisions of the New Equity Incentive Plan and is qualified in its entirety by reference to the New Equity Incentive Plan, a copy of which is attached hereto as Annex J, and we urge you to read it in its entirety.

Purpose

The purpose of the New Equity Incentive Plan is to enable Pubco and its affiliates to attract and retain employees, directors and consultants who contribute to the long-term success of the business, to provide incentives that align the interests of participants with those of Pubco’s shareholders, and to promote the growth and success of Pubco by providing equity-based compensation opportunities.

Administration

The New Equity Incentive Plan will be administered by a committee of the Pubco Board (the “Committee”), or, in the discretion of the Pubco Board, by the Pubco Board itself. Subject to the terms of the New Equity Incentive Plan and applicable law, the Committee has broad authority to administer the plan, including the authority to:

●	select eligible participants;

●	determine the type, number and terms of awards;

●	establish vesting, exercisability and performance conditions;

●	amend outstanding awards (subject to participant consent where required);

●	accelerate vesting or exercisability;

●	interpret and construe the provisions of the New Equity Incentive Plan and award agreements; and

●	make all other determinations necessary or advisable for administration of the plan.

With respect to awards subject to Section 16 of the Exchange Act, the Committee is intended to consist solely of two or more non-employee directors within the meaning of Rule 16b-3.

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Eligibility

Eligible participants under the New Equity Incentive Plan include employees, directors and consultants of Pubco and its affiliates, as well as individuals designated by the Committee who are reasonably expected to become employees, directors or consultants following the grant of an award.

Only employees are eligible to receive incentive stock options (“ISOs”).

Types of Awards

The New Equity Incentive Plan provides for the grant of a broad range of awards, including:

●	incentive stock options;

●	non-qualified stock options;

●	stock appreciation rights;

●	restricted stock;

●	restricted stock units (including deferred stock units);

●	performance share awards;

●	cash awards; and

●	other equity-based awards.

Each award will be granted pursuant to an award agreement setting forth the specific terms and conditions applicable to the award.

Shares Available for Issuance

Subject to adjustment, the maximum number of shares of Pubco Class A Common Stock available for issuance under the New Equity Incentive Plan will equal:

●	fifteen (15)% of the Surviving Corporation’s outstanding shares of Pubco Class A Common Stock immediately after Closing, plus

●	any shares subject to awards granted under the PGUS Equity Incentive Plan that are assumed by Pubco and subsequently forfeited, expired or cancelled without issuance.

In addition, the share reserve will automatically increase on January 1 of each year for ten years by the lesser of:

●	5% of the outstanding shares of Pubco Class A Common Stock as of the preceding December 31, or

●	such smaller number of shares as determined by the Pubco Board.

Shares may be issued from authorized but unissued shares, treasury shares or reacquired shares.

Non-Employee Director Limits

The total value of equity awards and cash compensation granted or paid to any non-employee director during a single fiscal year will be subject to a maximum annual limit, calculated based on grant-date fair value, as set forth in the New Equity Incentive Plan.

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Vesting; Termination of Service

The Committee determines the vesting and exercisability terms of each award. Unless otherwise provided in an applicable award agreement:

●	unvested awards are forfeited upon termination of service;

●	vested stock options and stock appreciation rights generally remain exercisable for three months following termination of service (or 12 months in the case of death or disability); and

●	all awards terminate immediately upon termination of service for cause.

Effect of a Change in Control

Unless otherwise provided in an award agreement, upon a Change in Control (as defined in the New Equity Incentive Plan):

●	outstanding stock options and stock appreciation rights generally become fully exercisable;

●	restrictions on restricted stock and restricted stock units generally lapse; and

●	performance-based awards may vest based on actual or assumed achievement of performance goals.

The Committee may also provide for the assumption, substitution, cancellation or cash-out of awards in connection with a Change in Control, and is not required to treat all participants or awards uniformly.

Adjustment Provisions

In the event of stock splits, dividends, recapitalizations, mergers or similar corporate transactions, the Committee is authorized to make equitable adjustments to the number and type of shares available under the New Equity Incentive Plan and to outstanding awards to preserve their intended economic value.

Clawback; Forfeiture

Awards and any proceeds therefrom are subject to forfeiture or recoupment pursuant to the New Equity Incentive Plan, applicable award agreements and any clawback policy adopted by Pubco, including as required by law or stock exchange rules.

Amendment and Termination

The Pubco Board may amend or terminate the New Equity Incentive Plan at any time, subject to stockholder approval where required by applicable law or exchange rules. No amendment may materially impair a participant’s rights under an outstanding award without the participant’s consent, except as permitted under the plan.

Term of the Plan

No awards may be granted under the New Equity Incentive Plan after the tenth anniversary of the plan’s effective date, although awards granted prior to that date may remain outstanding thereafter.

Material Federal Income Tax Consequences of the New Equity Incentive Plan

The following is a summary of material U.S. federal income tax consequences associated with awards granted under the New Equity Incentive Plan. The summary does not purport to cover federal employment tax or other U.S. federal tax consequences that may be associated with the New Equity Incentive Plan, nor does it cover state, local or non-U.S. taxes, except as may be specifically noted. The New Equity Incentive Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

Stock Options (other than ISOs)

In general, a participant has no taxable income upon the grant or vesting of a stock option that is not intended to be an ISO (an “NSO”) but realizes income in connection with the exercise of the NSO in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code. Upon a subsequent sale or exchange of the shares, any recognized gain or loss is treated as a short-term or long-term capital gain or loss for the participant for which we are not entitled to a deduction.

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ISOs

In general, a participant realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With some exceptions, a disposition of shares purchased pursuant to an ISO within two (2) years from the date of grant or within one (1) year after exercise produces ordinary income to the participant (and generally a deduction to us, subject to the limitations set forth in the Code) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one (1) and two (2)-year holding periods, any gain or loss recognized upon a subsequent sale of shares purchased pursuant to an ISO is treated as a long-term capital gain or loss for which we are not entitled to a deduction.

SARs

The grant of a SAR does not itself result in taxable income, nor does taxable income result merely because a SAR becomes exercisable. In general, a participant who exercises a SAR for shares of stock or receives payment in cancellation of a SAR will have ordinary income equal to the amount of any cash and the fair market value of any stock received upon such exercise. In the case of a current or former employee, this amount is subject to withholding. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code.

Restricted Stock Awards

A participant who is awarded or purchases shares subject to a substantial risk of forfeiture generally does not have income until the risk of forfeiture lapses. When the risk of forfeiture lapses, the participant has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code. However, a participant may make an election under Section 83(b) of the Code to be taxed on restricted stock when it is acquired rather than later, when the substantial risk of forfeiture lapses. A participant who makes an effective 83(b) election will realize ordinary income equal to the fair market value of the shares as of the time of acquisition less any price paid for the shares. A corresponding deduction will generally be available to us, subject to the limitations set forth in the Code. If a participant makes an effective 83(b) election, no additional income results by reason of the lapsing of the restrictions.

For purposes of determining capital gain or loss on a sale of shares awarded under the New Equity Incentive Plan, the holding period for the shares begins when the participant recognizes taxable income with respect to the transfer. The participant’s tax basis in the shares equals the amount paid for the shares plus any income realized with respect to the transfer. However, if a participant makes an effective 83(b) election and later forfeits the shares, the tax loss realized as a result of the forfeiture is limited to the excess of what the participant paid for the shares (if anything) over the amount (if any) realized in connection with the forfeiture.

Restricted Stock Units

The grant of a restricted stock unit does not itself generally result in taxable income. Instead, the participant recognizes ordinary income upon settlement of the restricted stock unit following vesting in an amount equal to the cash (if the award is cash settled) or the fair market value of the shares (if the award is stock settled) transferred to the participant, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code. If the shares delivered are restricted for tax purposes, the participant will instead be subject to the rules described above for restricted stock. Upon resale of the shares acquired pursuant to a restricted stock unit, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

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Code Section 409A

Application of Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. While the awards to be granted pursuant to the New Equity Incentive Plan are expected to be designed to be exempt from or to comply with the requirements of Section 409A of the Code, if they are not exempt from coverage under such section and do not comply with its requirements, a participant could be subject to additional taxes and interest.

Registration with the SEC

If the New Equity Incentive Plan is approved by our shareholders and becomes effective, Pubco is expected to file with the SEC a registration statement on Form S-8 registering the Pubco Class A Common Stock reserved for issuance under the New Equity Incentive Plan as soon as reasonably practicable after becoming eligible to use such form.

Equity Compensation Plan Information

DTCS did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of the date of this proxy statement/prospectus.

New Plan Benefits

No awards have been granted under the New Equity Incentive Plan as of the date of this proxy statement/prospectus. Future awards will be granted in the discretion of the Committee, and therefore the benefits that may be received by participants are not currently determinable.

Interest of Directors and Executive Officers

All members of the Pubco Board and Pubco executive officers will be eligible to participate in the New Equity Incentive Plan and therefore have an interest in its approval.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the New Equity Incentive Plan, in the form attached to the proxy statement/prospectus as Annex J, be adopted and approved.”

Vote Required for Approval

The approval of the Incentive Plan Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established. The Incentive Plan Proposal is conditioned on the approval of the Condition Precedent Proposals. If the Condition Precedent Proposals are not approved, the Incentive Plan Proposal will not be presented at the extraordinary general meeting. The Incentive Plan Proposal will only become effective if the Business Combination is completed.

Recommendation of the DTCS Board

THE DTCS BOARD UNANIMOUSLY RECOMMENDS THAT DTCS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

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PROPOSAL NO. 7: THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Business Combination Agreement, DTCS has agreed to take all necessary action, including causing the members of the DTCS Board to resign, so that effective at the Closing, the entire Pubco Board will consist of seven (7) individuals.

At the Special Meeting, seven (7) directors will be elected who will be the directors of Pubco upon closing of the Business Combination. Pubco’s board of directors will be of a single class serving a term of one year. If management’s nominees are elected, such nominees will serve as directors until the general meeting to be held in 2027 and, in each case, until their successors are elected and qualified or their earlier resignation or removal. Information regarding each nominee is set forth in the section of this proxy statement/prospectus entitled “Management of Pubco Following the Business Combination”.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. If the Business Combination is not approved, the Director Election Proposal will not be presented at the extraordinary general meeting. The Director Election Proposal will only become effective if the Business Combination is completed.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the seven (7) persons named below be elected to serve on the Pubco Board upon the Closing of the Business Combination:

[names to be inserted].”

Recommendation of the DTCS Board

THE DTCS BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE PUBCO BOARD.

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PROPOSAL NO. 8: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the DTCS Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if DTCS determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Redomestication Merger or any other Transaction. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, DTCS and their members and shareholders, respectively, to make purchases of DTCS Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting, or otherwise increase the likelihood of closing the Business Combination. See “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination”.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the DTCS Board may not be able to adjourn the extraordinary general meeting to a later date (i) in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals, in which event, the Business Combination would not be completed, and (ii) in the event that adjourning the extraordinary general meeting to a later date would allow for additional time for arrangements that would increase the likelihood of closing the Business Combination, in which event the likelihood of the Business Combination closing would be decreased.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if DTCS determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Redomestication Merger or any other Transaction.”

Recommendation of the DTCS Board

THE DTCS BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of DTCS’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of DTCS and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and DTCS’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination” for a further discussion of these considerations.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF DTCS Securities AND PUBCO SECURITIES

The following discussion is a summary of certain material U.S. federal income tax considerations (a) for U.S. Holders and Non-U.S. Holders (each as defined for purposes of this section below, and together, “Holders”) of DTCS Ordinary Shares and DTCS Units (each, a “DTCS Security”) of the Redomestication Merger, (b) for Holders of DTCS Ordinary Shares that exercise their redemption rights in connection with the Business Combination, and (c) of the ownership and disposition of Pubco Class A Common Stock and Pubco Non-Redemption Warrants (each, a “Pubco Security”). With respect to the ownership and disposition of Pubco Securities, this discussion is limited to (x) Pubco Securities received in connection with the Redomestication Merger and (y) Pubco Class A Common Stock received upon the exercise of the Pubco Non-Redemption Warrants. This section applies only to Holders that hold their DTCS Securities and Pubco Securities as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).

This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift or other U.S. federal non-income tax considerations or considerations arising under the tax laws of any U.S. state, or local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to any particular investor in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

●	banks, financial institutions or financial services entities;

●	the Sponsor or its affiliates or any other sponsor, officers or directors of DTCS;

●	grantor trusts;

●	subchapter S corporations and any beneficial owners of such entities;

●	cooperatives;

●	persons subject to the alternative minimum tax;

●	personal holding companies;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules with respect to the DTCS Securities or Pubco Securities;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	partnerships (including entities or arrangements treated as partnerships) for U.S. federal income tax purposes or persons that hold or will hold the DTCS Securities or Pubco Securities through such partnerships;

●	U.S. expatriates or former long-term residents of the United States;

●	except as specifically provided below, persons that directly, indirectly, or constructively own five percent (5%) or more (by vote or value) of DTCS’s shares or Pubco’s stock;

●	persons that acquired their DTCS Securities or Pubco Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold or will hold their DTCS Securities or Pubco Securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or

●	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

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If a partnership (or any entity or arrangement treated as a partnership) for U.S. federal income tax purposes holds DTCS Securities or Pubco Securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding any DTCS Securities or Pubco Securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Redomestication Merger, the Acquisition Merger, the exercise of redemption rights with respect to DTCS Ordinary Shares, and the ownership and disposition of Pubco Securities.

This discussion is based on the Code, Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. DTCS has not sought, and does not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE REDOMESTICATION MERGER, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO DTCS CLASS A ORDINARY SHARES, AND THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE REDOMESTICATION MERGER, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO DTCS CLASS A ORDINARY SHARES, AND THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, because the components of a DTCS Unit are generally separable at the option of the holder, the holder of a DTCS Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying DTCS Ordinary Share and DTCS Right components of the DTCS Unit, and the discussion below with respect to actual Holders of DTCS Ordinary Shares and DTCS Rights also should apply to holders of DTCS Units (as the deemed owners of the underlying DTCS Ordinary Shares and DTCS Rights that constitute the DTCS Units). Accordingly, the separation of a DTCS Unit into one DTCS Ordinary Share and one DTCS Right underlying the DTCS Unit generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of DTCS Securities are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Redomestication Merger and the Business Combination (including the exercise of any redemption rights) with respect to any DTCS Ordinary Shares and DTCS Rights held through DTCS Units (including alternative characterizations of DTCS Units).

I.	TAX TREATMENT OF THE REDOMESTICATION MERGER

The U.S. federal income tax consequences to the Holders of the Redomestication Merger will depend primarily upon whether the Redomestication Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code (a “Reorganization”).

Pursuant to the Redomestication Merger, DTCS, a Cayman entity, will merge with and into Pubco, a Delaware entity, with Pubco continuing as the surviving entity, and, effective immediately following the Closing, will be renamed “PrimeGen US, Inc.”

Whether the Redomestication Merger will qualify as a Reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1) of the Code to an entity that holds only investment-type assets. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

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The obligations of DTCS to undertake the Redomestication Merger and the Business Combination are not conditioned on the receipt of an opinion regarding the Redomestication Merger’s qualification as a Reorganization. DTCS has not requested, and does not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Redomestication Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each Holder of DTCS Securities is urged to consult its tax advisor with respect to the particular tax consequence of the Redomestication Merger to such Holder.

If the Redomestication Merger qualifies as a Reorganization, the Redomestication Merger should be treated for U.S. federal income tax purposes as if DTCS (a) transferred all of its assets and liabilities to Pubco in exchange for all of the outstanding stock and warrants of Pubco; and (b) then distributed such shares of stock and warrants of Pubco to the holders of securities of DTCS in liquidation of DTCS. The taxable year of DTCS will be deemed to end on the date of the Redomestication Merger.

If the Redomestication Merger fails to qualify as a Reorganization, a Holder of DTCS Securities generally would be treated for U.S. federal income tax purposes as having exchanged its DTCS Securities for Pubco Securities in a taxable transaction, as discussed further below.

II.	U.S. HOLDERS

As used in this section, a “U.S. Holder” is a beneficial owner of a DTCS Security or a Pubco Security, as applicable, who or that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

A.	Tax Effects of the Redomestication Merger to U.S. Holders

1.	Generally

Assuming the Redomestication Merger qualifies as a Reorganization, U.S. Holders of DTCS Securities generally are not expected to recognize gain or loss for U.S. federal income tax purposes in connection with the Redomestication Merger, except as provided below under the sections entitled “- 3. Effects of Section 367 to U.S. Holders of DTCS Ordinary Shares” and “- 5. PFIC Considerations”.

Subject to the discussion below under the section entitled “- 5. PFIC Considerations”, if the Redomestication Merger fails to qualify as a Reorganization, a U.S. Holder of DTCS Securities generally would recognize gain or loss with respect to its DTCS Securities in an amount equal to the difference, if any, between the fair market value of the corresponding Pubco Securities received in the Redomestication Merger and the U.S. Holder’s adjusted tax basis in its DTCS Securities surrendered.

2.	Basis and Holding Period Considerations

If the Redomestication Merger qualifies as a Reorganization, subject to the discussion below under the section entitled “- 5. PFIC Considerations”: (a) the tax basis of a share of Pubco Class A Common Stock received by a U.S. Holder in the Redomestication Merger will equal the U.S. Holder’s tax basis in the DTCS Ordinary Share surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (b) the holding period for a share of Pubco Class A Common Stock received by a U.S. Holder will include such U.S. Holder’s holding period for the DTCS Ordinary Share surrendered in exchange therefor.

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If the Redomestication Merger fails to qualify as a Reorganization, the U.S. Holder’s basis in the Pubco Class A Common Stock would be equal to the fair market value of such Pubco Class A Common Stock on the date of the Redomestication Merger, and such U.S. Holder’s holding period for such Pubco Class A Common Stock would begin on the day following the date of the Redomestication Merger. Holders who hold different blocks of DTCS Securities (generally, DTCS Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of DTCS Securities.

3.	Effects of Section 367 to U.S. Holders of DTCS Ordinary Shares

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as a Reorganization. Subject to the discussion below under the section entitled “- 5. PFIC Considerations”, Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. The following discussion assumes the Redomestication Merger will qualify as a Reorganization, and as such, Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Redomestication Merger.

a.	U.S. Holders Who Own 10 Percent or More (By Vote or Value) of DTCS Shares

Subject to the discussion below under the section entitled “- 5. PFIC Considerations”, a 10% U.S. Shareholder on the date of the Redomestication Merger must include in income as a deemed dividend deemed paid by DTCS the “all earnings and profits amount” attributable to the DTCS Ordinary Shares it directly owns within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of DTCS Rights will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its DTCS Ordinary Shares is the net positive earnings and profits of DTCS attributable to such DTCS Ordinary Shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such DTCS Ordinary Shares.

The determination of earnings and profits is complex and may be impacted by numerous factors. All U.S. Holders are urged to consult their tax advisors with respect to these rules.

b.	U.S. Holders Who Own Less Than 10% (By Vote or Value) of DTCS Shares

Subject to the discussion below under the section entitled “- 5. PFIC Considerations”, a U.S. Holder who, on the date of the Redomestication Merger, is not a 10% U.S. Shareholder and whose DTCS Ordinary Shares have a fair market value of $50,000 or more on the date of the Redomestication Merger will recognize gain (but not loss) with respect to its DTCS Ordinary Shares in the Redomestication Merger or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s DTCS Ordinary Shares as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to Pubco Class A Common Stock received in the Redomestication Merger in an amount equal to the excess of the fair market value of such Pubco Class A Common Stock over the U.S. Holder’s adjusted tax basis in the DTCS Ordinary Shares deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of DTCS Ordinary Shares (generally, DTCS Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

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In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend deemed paid by DTCS the “all earnings and profits amount” attributable to its DTCS Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election.

If it were determined that DTCS had positive earnings and profits through the date of the Redomestication Merger, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its DTCS Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by DTCS under applicable Treasury Regulations as a result of the Redomestication Merger.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS DTCS CLASS A ORDINARY SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

A U.S. Holder who, on the date of the Redomestication Merger, is not a 10% U.S. Shareholder and whose DTCS Ordinary Shares have a fair market value of less than $50,000 on the date of the Redomestication Merger generally should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Redomestication Merger. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “- 5. PFIC Considerations”.

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ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

5.	PFIC Considerations

Regardless of whether the Redomestication Merger qualifies as a Reorganization (and, if the Redomestication Merger qualifies as a Reorganization, in addition to the discussion above under the section entitled “- 3. Effects of Section 367 to U.S. Holders of DTCS Ordinary Shares”), the Redomestication Merger could be a taxable event to U.S. Holders under the PFIC provisions of the Code if DTCS is considered a PFIC.

a.	Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (a) at least seventy five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least twenty five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least twenty five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

c.	PFIC Status of DTCS

Because DTCS is a blank check company prior to the Business Combination, and based upon the composition of its income and assets, DTCS may have been a PFIC since its first taxable year and may be considered a PFIC for the taxable year which will end as a result of the Redomestication Merger. However, DTCS’s actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to DTCS’s status as a PFIC for the taxable year which will end as a result of the Redomestication Merger, or any other taxable year. DTCS’s U.S. counsel expresses no opinion with respect to DTCS’s PFIC status for any taxable year.

d.	Effects of PFIC Rules on the Redomestication Merger

Even if the Redomestication Merger qualifies as a Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” (which would include a DTCS Right) to acquire the stock of a PFIC as stock of the PFIC, recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, or if gain recognition under Section 1291(f) of the Code is effective even in the absence of final Treasury Regulations, those proposed Treasury Regulations would require gain recognition to U.S. Holders of DTCS Ordinary Shares as a result of the Redomestication Merger if:

(i)	DTCS were classified as a PFIC at any time during such U.S. Holder’s holding period in such DTCS Ordinary Shares or DTCS Rights; and

(ii)	the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such DTCS Ordinary Shares or in which DTCS was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an MTM Election (as defined below) with respect to such DTCS Ordinary Shares. Under current law, neither a QEF Election nor an MTM Election can be made with respect to rights.

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The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of DTCS. Under these rules (the “excess distributions regime”):

●	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s DTCS Ordinary Shares;

●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which DTCS was a PFIC, will be taxed as ordinary income;

●	the amount of gain allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year or portion thereof (described in the third bullet above) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by DTCS, the gain realized on the transfer is taxable as an excess distribution under the excess distribution regime, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under these rules is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “- 3. Effects of Section 367 to U.S. Holders of DTCS Ordinary Shares”.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted if at all, and, further, whether the IRS would take the position that Section 1291(f) of the Code is effective in the absence of final Treasury Regulations. Therefore, U.S. Holders of DTCS Ordinary Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Redomestication Merger with respect to their DTCS Ordinary Shares under the excess distribution regime in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its DTCS Ordinary Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder”.

Any gain recognized by a Non-Electing Shareholder of DTCS Ordinary Shares as a result of the Redomestication Merger pursuant to PFIC rules would be taxable income to such U.S. Holder and taxed under the excess distribution regime in the manner set forth above, with no corresponding receipt of cash.

As noted above, if DTCS is considered a PFIC, the Redomestication Merger could be a taxable event under the PFIC rules regardless of whether the Redomestication Merger qualifies as a Reorganization, and, absent a QEF Election (or a QEF Election along with a purging election) or an MTM Election, a U.S. Holder would be taxed under the excess distribution regime in the manner set forth above.

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ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE REDOMESTICATION MERGER, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

e.	QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of DTCS Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat DTCS as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of DTCS Ordinary Shares during which DTCS qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. One type of purging election creates a deemed sale of the U.S. Holder’s DTCS Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to such purging election subject to the excess distribution regime described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its DTCS Ordinary Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its DTCS Ordinary Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to its DTCS Ordinary Shares is contingent upon, among other things, the provision by DTCS of a “PFIC Annual Information Statement” to such U.S. Holder. If we determine we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there is no assurance that we will timely provide such required information. As discussed above, a U.S. Holder is not able to make a QEF Election with respect to DTCS Rights under current law. An Electing Shareholder generally would not be subject to the excess distribution regime discussed above with respect to their DTCS Ordinary Shares. As a result, if the Redomestication Merger qualifies as a Reorganization, an Electing Shareholder generally is not expected to recognize gain or loss as a result of the Redomestication Merger except to the extent described under “- 3. Effects of Section 367 to U.S. Holders of DTCS Ordinary Shares”, and subject to the discussion above under “- A. Tax Effects of the Redomestication Merger to U.S. Holders”, but rather, pursuant to a timely and effective QEF Election, would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of DTCS, whether or not such amounts are actually distributed.

The impact of the PFIC rules on a U.S. Holder of DTCS Ordinary Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code (an “MTM Election”). U.S. Holders who hold (directly or constructively) stock of a foreign corporation that is classified as a PFIC may elect to mark such stock to its market value each taxable year if such stock is “marketable stock”, generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. No assurance can be given that DTCS Ordinary Shares are considered to be marketable stock for purposes of the MTM Election for any taxable year or whether the other requirements of this election are satisfied. If such an election is available and has been made, such Electing Shareholder generally would not be subject to the excess distributions regime discussed above with respect to their DTCS Ordinary Shares in connection with the Redomestication Merger. Instead, in general, such Electing Shareholder will include as ordinary income each year the excess, if any, of the fair market value of its DTCS Ordinary Shares at the end of its taxable year over its adjusted tax basis in its DTCS Ordinary Shares. The Electing Shareholder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its DTCS Ordinary Shares over the fair market value of its DTCS Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The Electing Shareholder’s tax basis in its DTCS Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its DTCS Ordinary Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the DTCS Ordinary Shares in which DTCS is a PFIC, then the excess distribution regime discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to, DTCS Ordinary Shares, including in connection with the Redomestication Merger. Under current law, an MTM Election is not available with respect to rights, including the DTCS Rights.

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THE RULES DEALING WITH PFICS ARE COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING OVERLAPS IN THE PFIC RULES AND THE SECTION 367(b) RULES AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS OF DTCS SECURITIES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

B.	Tax Effects to U.S. Holders of Exercising Redemption Rights

1.	Generally

The U.S. federal income tax consequences to a U.S. Holder of DTCS Ordinary Shares that exercises its redemption rights with respect to its DTCS Ordinary Shares will depend on whether the redemption qualifies as a sale of shares under Section 302 of the Code with respect to such U.S. Holder. If the redemption qualifies as a sale of shares by a U.S. Holder, the tax consequences to such U.S. Holder are as described below under the section entitled “- 3. Taxation of Redemption Treated as a Sale”. If the redemption does not qualify as a sale of shares, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to such U.S. Holder as described below under the section entitled “- 2. Taxation of Redemption Treated as a Distribution”.

Whether a redemption of shares qualifies for sale treatment will generally depend on the total number of shares of DTCS treated as held by the redeemed U.S. Holder before and after the redemption (including any shares treated as constructively owned by the U.S. Holder through others or as a result of owning DTCS Rights and any shares that a U.S. Holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of the stock of DTCS outstanding both before and after the redemption. The redemption generally will be treated as a sale of shares (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in DTCS or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a U.S. Holder takes into account not only shares directly owned by the U.S. Holder, but also shares that are constructively owned by it under certain attribution rules set forth in the Code. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares that the holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of DTCS Rights. Moreover, any shares that a U.S. Holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of DTCS’s outstanding voting stock directly and constructively owned by the U.S. Holder immediately following the redemption of shares must, among other requirements, be less than eighty percent (80%) of the percentage of DTCS’s outstanding voting stock directly and constructively owned by the U.S. Holder immediately before the redemption (taking into account redemptions by other holders and possibly the Pubco stock to be issued pursuant to the Business Combination). There will be a complete termination of a U.S. Holder’s interest DTCS if either (1) all of the shares directly and constructively owned by the U.S. Holder are redeemed or (2) all of the shares directly owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares (including any stock constructively owned by the U.S. Holder as a result of owning DTCS Rights). The redemption will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in DTCS. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in DTCS will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction”.

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If none of the foregoing tests are satisfied, then the redemption of shares generally will be treated as a corporate distribution to the redeemed U.S. Holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “- 2. Taxation of Redemption Treated as a Distribution”. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed shares will be added to the U.S. Holder’s adjusted tax basis in its remaining DTCS shares or, if it has none, to the U.S. Holder’s adjusted tax basis in its DTCS Rights or possibly in other DTCS shares constructively owned by it.

If DTCS were a PFIC, redeeming U.S. Holders generally would be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “- A. Tax Effects of the Redomestication Merger to U.S. Holders - 5. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its DTCS Ordinary Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its DTCS Ordinary Shares (if the redemption were treated as a corporate distribution).

U.S. Holders who actually or constructively own at least five percent (5%) by vote or value (or, if DTCS Ordinary Shares is not then publicly traded, at least one percent (1%) (by vote or value) or more of the total outstanding DTCS shares may be subject to special reporting requirements with respect to a redemption of shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

2.	Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. Holder’s shares is treated as a corporate distribution, as discussed above under the section entitled “- 1. Generally”, the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from DTCS’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of DTCS’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares. Any remaining excess will be treated as gain realized on the sale of shares and will be treated as described below under the section entitled “- 3. Taxation of Redemption Treated as a Sale”.

As discussed above, if DTCS were a PFIC, a redeeming U.S. Holder would be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “- A. Tax Effects of the Redomestication Merger to U.S. Holders - 5. PFIC Considerations” with respect to any corporate distributions deemed received on its DTCS Ordinary Shares (if the redemption were treated as a corporate distribution).

3.	Taxation of Redemption Treated as a Sale

If the redemption of a U.S. Holder’s shares is treated as a sale, as discussed above under the section entitled “- 1. Generally”, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares so disposed of exceeds one (1) year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. It is unclear, however, whether certain redemption rights with respect to the Public Shares may suspend the running of the applicable holding period of the Public Shares for this purpose. If the running of the holding period for the Public Shares is suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption that is treated as a sale of the Public Shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. The deductibility of capital losses is subject to limitations.

As discussed above, if DTCS were a PFIC, a redeeming U.S. Holder would be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “- A. Tax Effects of the Redomestication Merger to U.S. Holders - 5. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its DTCS Ordinary Shares (if the redemption were treated as a sale of shares).

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U.S. Holders who hold different blocks of shares (including as a result of holding different blocks of DTCS Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.

C.	Tax Consequences of Ownership and Disposition of Pubco Securities

1.	Taxation of Distributions

In general, distributions of cash or other property to U.S. Holders of Pubco Class A Common Stock (other than certain distributions of Pubco stock or rights to acquire Pubco stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Pubco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Pubco Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Pubco Class A Common Stock and will be treated as described below under the section entitled “- 2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities”.

Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period and other requirements are met, dividends paid to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at preferential rates accorded to long-term capital gains.

2.	Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities

Upon a sale or other taxable disposition of Pubco Securities (which, in general, would include a redemption of Pubco Non-Redemption Warrants that is treated as a sale of such warrants as described below), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Pubco Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Pubco Securities so disposed of exceeds one (1) year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Pubco Securities so disposed of. See the section entitled “- A. Tax Effects of the Redomestication Merger to U.S. Holders” above for a discussion of a U.S. Holder’s adjusted tax basis in its Pubco Securities following the Redomestication Merger. See the section entitled “- 3. Exercise, Lapse or Redemption of Pubco Non-Redemption Warrants” below for a discussion regarding a U.S. Holder’s tax basis in Pubco Class A Common Stock acquired pursuant to the exercise of a Pubco Non-Redemption Warrant. See the section entitled “Material U.S. Federal Income Tax Considerations of the Redomestication Merger to Holders of PGUS Stock and PGUS - I. U.S. Holders” below for a discussion of a U.S. Holder’s adjusted tax basis in its Pubco Class A Common Stock following the Redomestication Merger.

3.	Exercise, Lapse or Redemption of Pubco Non-Redemption Warrants

A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Pubco Class A Common Stock upon exercise of Pubco Non-Redemption Warrants for cash. The U.S. Holder’s tax basis in the shares of Pubco Class A Common Stock received upon exercise of the Pubco Non-Redemption Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Pubco Non-Redemption Warrants and the exercise price. It is unclear whether the U.S. Holder’s holding period for the Pubco Class A Common Stock received upon exercise of the Pubco Non-Redemption Warrants will begin on the date following the date of exercise or on the date of exercise of the Pubco Non-Redemption Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Pubco Non-Redemption Warrants. If any Pubco Non-Redemption Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the lapsed Pubco Non-Redemption Warrants.

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The tax consequences of a cashless exercise of Pubco Non-Redemption Warrants are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the Pubco Class A Common Stock received would equal the U.S. Holder’s basis in the Pubco Non-Redemption Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the Pubco Class A Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Pubco Non-Redemption Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Pubco Non-Redemption Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Pubco Class A Common Stock would include the holding period of the Pubco Non-Redemption Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Pubco Non-Redemption Warrants equal to the number of shares of Pubco Class A Common Stock having a value equal to the exercise price for the total number of Pubco Non-Redemption Warrants to be exercised. In such case, the U.S. Holder would recognize capital gain or loss with respect to the Pubco Non-Redemption Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Pubco Class A Common Stock that would have been received in a regular exercise of the Pubco Non-Redemption Warrants deemed surrendered and the U.S. Holder’s tax basis in the Pubco Non-Redemption Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the Pubco Class A Common Stock received would equal the sum of the U.S. Holder’s tax basis in the Pubco Non-Redemption Warrants deemed exercised and the aggregate exercise price of such Pubco Non-Redemption Warrants. It is unclear whether a U.S. Holder’s holding period for the Pubco Class A Common Stock would commence on the date following the date of exercise or on the date of exercise of the Pubco Non-Redemption Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Pubco Non-Redemption Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Pubco Class A Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If Pubco redeems Pubco Non-Redemption Warrants for cash or if it purchases Pubco Non-Redemption Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “- 2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities”.

4.	Possible Constructive Distributions

The terms of each Pubco Non-Redemption Warrant provide for an adjustment to the number of shares of Pubco Class A Common Stock for which the Pubco Non-Redemption Warrant may be exercised or to the exercise price of the Pubco Non-Redemption Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of the Pubco Non-Redemption Warrants would, however, be treated as receiving a constructive distribution from Pubco if, for example, the adjustment increases the U.S. Holder’s proportionate interest in Pubco’s assets or earnings and profits (for example, through an increase in the number of shares of Pubco Class A Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Pubco Non-Redemption Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of Pubco stock, or as a result of the issuance of a stock dividend to holders of shares of Pubco stock, in each case, which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described above under the section entitled “- 1. Taxation of Distributions” in the same manner as if the U.S. Holders of the Pubco Non-Redemption Warrants received a cash distribution from Pubco equal to the fair market value of such increased interest.

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D.	Information Reporting and Backup Withholding

Payments of distributions on and the proceeds from a sale or other disposition of Pubco Securities will be subject to information reporting to the IRS and U.S. backup withholding on such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number on an IRS Form W-9 and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, if any, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

III.	NON-U.S. HOLDERS

As used in this section, a “Non-U.S. Holder” is a beneficial owner of a DTCS Security or Pubco Security, as applicable, other than a partnership (including any entity or arrangement classified as a partnership) for U.S. federal income tax purposes, who or that is for U.S. federal income tax purposes:

●	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

●	a foreign corporation; or

●	an estate or trust that is not a U.S. Holder.

A.	Tax Effects of the Redomestication Merger to Non-U.S. Holders

The Redomestication Merger is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder of DTCS Securities unless the Redomestication Merger fails to qualify as a Reorganization and such Non-U.S. Holder holds its DTCS Securities in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States). Non-U.S. Holders will own stock and warrants of a U.S. corporation, i.e., Pubco, rather than a non-U.S. corporation, i.e., DTCS, after the Redomestication Merger.

Although the redemptions of Non-U.S. Holders that exercise redemption rights with respect to DTCS Ordinary Shares will occur prior to the Redomestication Merger, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Redomestication Merger. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Redomestication Merger, Non-U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Redomestication Merger. Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Redomestication Merger despite the redemptions occurring in form prior to the Redomestication Merger, including the U.S. federal income tax considerations to them of such treatment.

B.	Tax Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a Non-U.S. Holder of DTCS Ordinary Shares that exercises its redemption rights will depend on whether the redemption qualifies as a sale of shares redeemed, as described above under “II. U.S. Holders - B. Tax Effects to U.S. Holders of Exercising Redemption Rights - 1. Generally”. Regardless of whether it is treated as a sale of DTCS Ordinary Shares or as a corporate distribution on the DTCS Ordinary Shares for U.S. federal income tax purposes, the redemption is not expected to result in any U.S. federal income tax consequences to the Non-U.S. Holder unless such Non-U.S. Holder holds such DTCS Ordinary Shares in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States).

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C.	Tax Consequences of Ownership and Disposition of Pubco Securities

1.	Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of Pubco stock or rights to acquire Pubco stock) made to a Non-U.S. Holder of shares of Pubco Class A Common Stock, to the extent paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, Pubco will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such Non-U.S. Holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of Pubco Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Pubco Class A Common Stock, which will be treated as described below under the section entitled “- 2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities”. In addition, if Pubco determines that it is likely to be classified as a “United States real property holding corporation”, the applicable withholding agent may withhold fifteen (15%) of any distribution that exceeds Pubco’s current and accumulated earnings and profits. See the section entitled “- 2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities” below.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise.

A Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).

2.	Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its Pubco Securities (including an expiration or redemption of the Pubco Non-Redemption Warrants as described below under the section entitled “- 3. Exercise, Lapse or Redemption of Pubco Non-Redemption Warrants”), unless:

●	the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States);

●	such Non-U.S. Holder is an individual who was present in the United States for one hundred eighty-three (183) days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

●	Pubco is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable Pubco Security being disposed of, except, in the case where shares of Pubco Class A Common Stock are “regularly traded” on an “established securities market” (as such terms are defined under applicable Treasury Regulations), (x) the Non-U.S. Holder is disposing of Pubco Class A Common Stock and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of Pubco Class A Common Stock at all times within the shorter of the five-year period preceding such disposition of Pubco Class A Common Stock or such Non-U.S. Holder’s holding period for such Pubco Class A Common Stock or (y) the Non-U.S. Holder is disposing of Pubco Non-Redemption Warrants and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of the total fair market value of Pubco Non-Redemption Warrants (provided the Pubco Non-Redemption Warrants are considered to be “regularly traded”) at all times within the shorter of the five-year period preceding such disposition of Pubco Non-Redemption Warrants or such Non-U.S. Holder’s holding period for such Pubco Non-Redemption Warrants. There can be no assurance that Pubco Class A Common Stock or Pubco Non-Redemption Warrants will be treated as regularly traded on an established securities market for this purpose. It is unclear how the rules for determining the five percent (5%) threshold for this purpose would be applied with respect to Pubco Class A Common Stock or Pubco Non-Redemption Warrants, including how a Non-U.S. Holder’s ownership of Pubco Non-Redemption Warrants impacts the five percent (5%) threshold determination with respect to Pubco Class A Common Stock and whether the five percent (5%) threshold determination with respect to Pubco Non-Redemption Warrants must be made with or without reference to the Private Placement Warrants. In addition, special rules may apply in the case of a disposition of Pubco Non-Redemption Warrants if Pubco Class A Common Stock is considered to be “regularly traded”, but Pubco Non-Redemption Warrants are not considered to be “regularly traded”. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

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Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a thirty percent (30%) rate (or a lower applicable income tax treaty rate).

If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%) (or a lower applicable tax treaty rate).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, Pubco may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition or redemption that is treated as a sale of shares. Pubco is not expected to be a United States real property holding corporation immediately after the Redomestication Merger or immediately after the Business Combination is completed. However, such determination is factual in nature and subject to change. Accordingly, no assurance can be provided as to whether Pubco would be treated as a United States real property holding corporation in any taxable year.

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any loss recognized on a sale, taxable exchange or other taxable disposition of its Pubco Securities.

3.	Exercise, Lapse or Redemption of Pubco Non-Redemption Warrants

A Non-U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Pubco Class A Common Stock upon exercise of Pubco Non-Redemption Warrants for cash. The Non-U.S. Holder’s tax basis in the share of Pubco Class A Common Stock received upon exercise of Pubco Non-Redemption Warrants generally will be an amount equal to the sum of the Non-U.S. Holder’s tax basis in such Pubco Non-Redemption Warrants and the exercise price. It is unclear whether the Non-U.S. Holder’s holding period for the Pubco Class A Common Stock received upon exercise of the Pubco Non-Redemption Warrants will begin on the date following the date of exercise or on the date of exercise of the Pubco Non-Redemption Warrants; in either case, the holding period will not include the period during which the Non-U.S. Holder held the Pubco Non-Redemption Warrants. If any Pubco Non-Redemption Warrants are allowed to lapse unexercised, a Non-U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in such lapsed Pubco Non-Redemption Warrants. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any such loss recognized.

Consistent with the DTCS Rights, the Pubco Non-Redemption Warrants may be exercised on a cashless basis in certain circumstances. The U.S. federal income tax characterization of a cashless exercise of Pubco Non-Redemption Warrants are not clear under current tax law. A cashless exercise may not be a taxable exchange, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a Non-U.S. Holder’s tax basis in the Pubco Class A Common Stock received would equal the Non-U.S. Holder’s tax basis in the Pubco Non-Redemption Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a Non-U.S. Holder’s holding period in the Pubco Class A Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Pubco Non-Redemption Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the Pubco Non-Redemption Warrants exercised therefor.

If the cashless exercise were treated as a recapitalization, the holding period of the Pubco Class A Common Stock would include the holding period of the Pubco Non-Redemption Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a Non-U.S. Holder could be deemed to have surrendered a number of Pubco Non-Redemption Warrants equal to the number of shares of Pubco Class A Common Stock having a value equal to the exercise price for the total number of Pubco Non-Redemption Warrants to be exercised. In such case, the Non-U.S. Holder would recognize capital gain or loss with respect to the Pubco Non-Redemption Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Pubco Class A Common Stock that would have been received in a regular exercise of the Pubco Non-Redemption Warrants deemed surrendered and the Non-U.S. Holder’s tax basis in the Pubco Non-Redemption Warrants deemed surrendered. Any gain or loss recognized by a Non-U.S. Holder generally will be taxed as described above in “- 2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities”. It is unclear whether a Non-U.S. Holder’s holding period for the Pubco Class A Common Stock would commence on the date following the date of exercise or on the date of exercise of the Pubco Non-Redemption Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the Pubco Non-Redemption Warrants exercised therefor.

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Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a Non-U.S. Holder’s holding period would commence with respect to the Pubco Class A Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, Non-U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If Pubco redeems Pubco Non-Redemption Warrants for cash or if Pubco purchases Pubco Non-Redemption Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the Non-U.S. Holder, taxed as described above under “- 2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities”.

Non-U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise, lapse, or redemption of Pubco Non-Redemption Warrants.

4.	Possible Constructive Distributions

Similar with the DTCS Rights, the terms of each Pubco Non-Redemption Warrant provide for an adjustment to the number of shares of Pubco Class A Common Stock for which the Pubco Non-Redemption Warrant may be exercised or to the exercise price of the Pubco Non-Redemption Warrant in certain events.] An adjustment which has the effect of preventing dilution generally is not a taxable event. A Non-U.S. Holder of the Pubco Non-Redemption Warrants would, however, be treated as receiving a constructive distribution from Pubco if, for example, the adjustment increases the Non-U.S. Holder’s proportionate interest in Pubco’s assets or earnings and profits (for example, through an increase in the number of shares of Pubco Class A Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Pubco Non-Redemption Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of Pubco stock, or as a result of the issuance of a stock dividend to holders of shares of Pubco stock, in each case, which is taxable to the holders of such stock as a distribution. Any constructive distribution received by a Non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. Holder received a corporate distribution from Pubco equal to the fair market value of such increased interest without any corresponding receipt of cash, the U.S. federal income tax consequences of which are described above under “- D. Tax Consequences of Ownership and Disposition of Pubco Securities - 1. Taxation of Distributions”.

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D.	Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of Pubco Securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid U.S. information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a tax treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

E.	Foreign Account Tax Compliance Act

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends) on Pubco Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent (30%) withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed Treasury Regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed Treasury Regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations.

Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of Pubco Securities.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGER TO HOLDERS OF PGUS STOCK

The following discussion is a summary of material U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders (each as defined for purposes of this section below, and together, “Holders”) who exchange PGUS Common Stock (“PGUS Stock”) for Pubco Common Stock. This section applies only to Holders that hold their PGUS Stock as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift or other U.S. federal non-income tax considerations or considerations arising under the tax laws of any U.S. state, or local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to any particular investor in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules with respect to the Pubco securities;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or pass-through entities (including S Corporations), or persons that hold the Pubco securities through such partnerships or pass-through entities;

●	U.S. expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent (5%) or more (by vote or value) of PGUS’s equity;

●	persons that acquired their PGUS Stock pursuant to an exercise of employee share options, in connection with employee share incentive plans, or otherwise as compensation;

●	persons that hold their PGUS Stock as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or

●	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds PGUS Stock, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding any PGUS Stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Acquisition Merger.

179

This discussion is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. The parties to the Business Combination Agreement have not sought, and do not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION MERGER TO HOLDERS OF PGUS STOCK. EACH HOLDER OF PGUS STOCK SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

I.	U.S. Holders

As used in this section, a “U.S. Holder” is a beneficial owner of a PGUS Stock who or that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

Subject to the qualifications and limitations set forth herein, PGUS and DTCS intend for the Acquisition Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. PGUS and DTCS, pursuant to the Business Combination Agreement, have agreed not to knowingly take, or knowingly fail to take, any action, if such action or failure to act would reasonably be expected to prevent or impede the Acquisition Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and they have agreed to file all tax returns consistently with this position unless required by a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable law.

180

1Code section 354 provides:

“No gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.”

A “reorganization” is a transaction described in Code section 368(a). Provided that certain conditions are met, a statutory merger under state law is a transaction described in Code section 368(a)(1)(A). Under Code section 368(a)(2)(E):

“A transaction otherwise qualifying under paragraph (1)(A) shall not be disqualified by reason of the fact that stock of a corporation (referred to in this subparagraph as the “controlling corporation”) which before the merger was in control of the merged corporation is used in the transaction, if—

“(i) after the transaction, the corporation surviving the merger holds substantially all of its properties and of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction); and

“(ii) in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation.”

Pursuant to the Business Combination Agreement, (i) stock of Pubco, which will control DTSQ (Merger Sub) before the reorganization, is being used in the transaction and after the transaction the surviving corporation, PGUS, will hold substantially all of its properties and all of the properties of Merger Sub and (ii) in the transaction former shareholders of PGUS will surrender stock in PGUS which constitutes control (at least 80 percent of the total combined voting power of all classes of PGUS stock entitled to vote and at least 80 percent of the total number of shares of all other classes of PGUS). Accordingly, the merger is described in Code section 368(a)(2)(E) and is not disqualified merely because stock of Pubco is used in the transaction.

For a reorganization to qualify under Code section 368, two additional requirements must be met: the “continuity of business enterprise” requirement and the “continuity of interest” requirement. “Continuity of business enterprise requires that the issuing corporation [Pubco] …. either continue the target corporation’s [PGUS’s] historic business or use a significant portion of [PGUS’s] historic business assets in a business.” Treasury Regulation (“Reg”) Sec. 1.368-1(d). Pubco intends to continue PGUS’s historic business.

“Continuity of interest requires that in substance a substantial part of the value of the proprietary interests in the target corporation [PGUS] be preserved in the reorganization. A proprietary interest in the target corporation is preserved if, in a potential reorganization, it is exchanged for a proprietary interest in the issuing corporation [Pubco] ….” Reg. Sec. 1-368-1(e)(1)(i). PGUS Stockholders who exchange their PGUS stock are only receiving Pubco stock in return and therefore a proprietary interest in the issuing corporation is retained.

An exchange otherwise qualified under Section 368(a) may lose its tax-qualified status if, in connection with the exchange, the target corporation (PGUS) distributes to its shareholders a significant portion of its assets. PGUS has no plans to distribute to its shareholders any portion of its assets in connection with the Acquisition Merger.

Based on the foregoing authorities and analysis, it is the opinion of Sichenzia Ross Ference Carmel LLP that the exchange of GPUS Common Stock for Pubco Common Stock will be treated as a reorganization under Code section 368(a)(1)(a) and that under Code section 354 of the Code no gain or loss will be recognized by the U.S. Holders of GPUS Common Stock as a result of the Acquisition Merger. PGUS shareholders will have a basis in their Pubco Common Stock equal to their basis in their PGUS Common Stock (allocated where appropriate to reflect different blocks of PGUS Common Stock exchanged by them) and their holding period in their PGUS Common Stock will carry over to their Pubco Common Stock (again, allocated where appropriate to reflect different blocks of PGUS stock exchanged).

In addition, U.S. Holders of PGUS investment warrants or investment stock options will not recognize any gain or loss on the exchange of these securities for comparable securities in Pubco. However, PGUS Holders who acquired their warrants or options through equity incentive plans or other plans of PGUS should consult their own tax advisors as to the tax treatment of the exchange of such securities under the law applicable to such plans.

If the Acquisition Merger fails to qualify as a “reorganization” under Section 368(a) of the Code, a U.S. Holder of PGUS Stock would recognize gain or loss in an amount equal to the difference between (i) the fair market value of the Pubco Common Stock received in the Acquisition Merger and (ii) the holder’s basis in the PGUS Stock surrendered therefor. If a U.S. Holder acquired different blocks of PGUS Stock at different times or at different prices, such U.S. Holder should consult its own tax advisor regarding the appropriate manner in which Pubco Common Stock received in the Acquisition Merger should be allocated among different blocks of PGUS Stock. Gain or loss recognized by a U.S. Holder with respect to PGUS Stock in the Acquisition Merger generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has a holding period of more than one (1) year in such PGUS Stock at the time of the Acquisition Merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in the Pubco Common Stock received in the Acquisition Merger generally would be equal to the fair market value thereof as of the Effective Time, and the U.S. Holder’s holding period in such Pubco Common Stock generally would begin on the day following the Acquisition Merger.

181

U.S. Holders of PGUS Stock are urged to consult their tax advisors regarding the tax consequences to them of the Acquisition Merger in light of their particular circumstances under applicable U.S. federal, state, local and non-U.S. tax laws.

II.	NON-U.S. HOLDERS

As used in this section, a “Non-U.S. Holder” is a beneficial owner of PGUS Stock who or that is for U.S. federal income tax purposes:

●	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

●	a foreign corporation; or

●	an estate or trust that is not a U.S. Holder.

Subject to the discussion of “U.S. real property holding corporations” below, the Acquisition Merger is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder that receives Pubco Common Stock in exchange for PGUS Stock in the Acquisition Merger, if the Acquisition Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. If the Acquisition Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a Non-U.S. Holder generally is not expected to be subject to U.S. federal income or withholding tax in respect of any gain such Non-U.S. Holder recognizes as a result of the exchange of its PGUS Stock for Pubco Common Stock in the Acquisition Merger unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States); or (ii) such Non-U.S. Holder is an individual who was present in the United States for one hundred eighty-three (183) days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met.

Under certain circumstances, Non-U.S. Holders could be subject to U.S. federal income tax on any gain realized if PGUS is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five (5)-year period ending on the date of the Acquisition Merger or the period during which the Non-U.S. Holder held equity in PGUS. However, PGUS has represented in the Acquisition Merger Agreement that it has never owned any real property and, therefore, should not be a U.S. real property holding corporation. For a discussion of the U.S. real property holding company rules that might apply on the sale or disposition of Pubco Securities, Non-U.S. Holders are referred to the discussion under “Material U.S. Federal Income Tax Considerations for Holders of DTCS Securities and Pubco - III. Non-U.S. Holders - Tax Consequences of Ownership and Disposition of Pubco Securities – C. Tax Consequences of Ownership and Disposition of Pubco Securities 2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities”

III.	Reporting Requirements

Each Holder that receives shares of Pubco Common Stock in the Acquisition Merger may be required to retain permanent records pertaining to the Acquisition Merger and make such records available to any authorized IRS officers and employees. Such records may include information regarding the number, basis, and fair market value of the PGUS Stock exchanged and Pubco Common Stock received in exchange therefor.

Additionally, Holders that are required to file U.S. federal income tax returns and who owned immediately before the Acquisition Merger at least one percent (by vote or value) of the total outstanding equity of PGUS may be required to attach a statement to their U.S. federal income tax returns for the year in which the Acquisition Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the Holder’s tax basis in its PGUS Stock surrendered in the Acquisition Merger, the fair market value of such PGUS Stock, the date of the Acquisition Merger and the name and employer identification number of the parties to the reorganization. Holders should consult their tax advisors regarding the application of these rules.

182

A Holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) on amounts received in the Acquisition Merger, unless such Holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.

All Holders of PGUS STOCK are urged to consult their tax advisors as to the tax consequences to them of the ACQUISITION MERGER. The discussion of the material U.S. federal income tax consequences contained herein is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the ACQUISITION MERGER. Tax consequences may vary with, or be dependent on, individual circumstances. TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE ACQUISITION MERGER WILL DEPEND ON THE FACTS OF EACH HOLDER’S OWN SITUATION.

183

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information presents the unaudited pro forma combined balance sheet and statements of operations based upon the combined historical financial statements of PrimeGen US. Inc. (“PGUS”) and DT Cloud Star Acquisition Corporation (“DTCS”) after giving effect to the business combinations and adjustments described in the accompanying notes. DTSQ Purchaser Inc. (“Purchaser” or “Pubco”) is excluded from the pro forma financial statements given that it was incorporated with nominal capital, has no material assets, and operates no businesses.

The unaudited pro forma combined balance sheet of PGUS and DTCS as of March 31, 2026 has been prepared to reflect the effects of the business combination as if it occurred on March 31, 2026. The unaudited pro forma combined statements of operations for the quarter ended March 31, 2026 and for the year ended December 31, 2025 combine the historical results and operations of PGUS and DTCS, giving effect to the business combination as if it occurred at the beginning of those respective periods. Furthermore, the unaudited pro forma combined statements of operations do not include certain nonrecurring charges and the related tax effects which result directly from the transaction as described in the notes to the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information should be read in conjunction with the audited historical financial statements of PGUS and DTCS and the notes thereto. Additional information about the basis of presentation of this information is provided in the notes below.

The unaudited pro forma combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the transaction have been prepared in accordance with business combination accounting guidance as provided in Accounting Standards Codification Topic 805, Business Combinations and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon the preliminary estimate of fair values, using the assumptions set forth in the notes to the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. In connection with the pro forma financial information, PGUS allocated the purchase price using its best estimates of fair value. Accordingly, the pro forma acquisition price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The unaudited pro forma combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transaction or any integration costs.

Pro forma adjustments to historical financial information are the following.

a) Redomestication of DTCS into Purchaser. DTCS, a Cayman Islands exempted company, merges with and into Purchaser, a Delaware corporation and wholly owned subsidiary of DTCS, with DTSQ Purchaser Inc. surviving the merger as the publicly traded holding company (“Pubco”). Immediately following the Redomestication Merger, Purchaser will be renamed PrimeGen Holdings, Inc. Each Ordinary Share of DTCS converts into one Common Stock of Purchaser. Because the Redomestication Merger is a transaction between entities under common control, it is not accounted for as a business combination under ASC 805. This adjustment converts 2,000,900 non-redeemable Ordinary Shares of DTCS with a par value of $0.0001 into non-redeemable Class A Common Stock of Purchaser with a par value of $0.00001. The difference is recorded as additional paid in capital. There is no accounting impact from conversion of the redeemable shares as they are recorded as a liability and the liability is not impacted by the redomestication.

b) Acquisition Merger. Pursuant to the Business Combination Agreement, DTSQ Merger Sub Inc. will merge with and into PGUS, with PGUS surviving the merger as a wholly owned subsidiary of Pubco. This adjustment reflects the conversion of the outstanding shares of PGUS common stock into Purchaser common stock using an effective conversion ratio of 85.98% of a share of Purchaser common stock for each share of PGUS common stock. This results in the agreed transaction value of $1,489,800,000, after giving effect to the treatment of outstanding PGUS options and warrants. The adjustment reflects the elimination of 17,226,939 historical PGUS shares of common stock due to the conversion ratio, and the issuance of Purchaser common stock.

c) Expiration of DTCS redemption option and conversion of Rights. Upon the merger, the redemption option for shares of redeemable stock expires. This entry removes the redemption liability and reclassifies the shares as permanent equity, with a total par value of $17.00 and the remainder to additional paid in capital. The entry also reclassifies the amount in the Trust account to cash. Additionally, 7,100,900 Rights originally obtained by purchasers of DTCS Units convert to 789,656 shares with a total par value of $8.00. This is offset by additional paid in capital. The remainder of this entry reflects the shares becoming permanent equity in each scenario.

d) Sponsor Closing Payment. At the closing of the Business Combination between PGUS and DTCS, payment of $2.5 million will be made by PGUS in exchange for 250,000 validly issued, fully paid and non-assessable DTCS Ordinary Shares held by the Sponsor. These shares will be cancelled. Additionally, upon Closing, PGUS will make a payment of up to $1,500,000 to the Sponsor to reimburse Sponsor’s expenses. Total payments are estimated to be $4,000,000.

e) Potential PIPE Financing – For purposes of the pro forma financial information, the Company has assumed an additional capital PIPE financing through the sale of PIPE Units consisting of one share and one right to receive 1/9 of a share upon closing of the Business Combination, with an estimated price per share of $10.00. The assumption would result in the issuance of 1,500,000 shares, and an additional 166,666 shares upon settlement of the rights. As of the date of this statement/prospectus, no such PIPE financing has been consummated and no definitive agreements with respect to such financing have been entered into.

f) Non-recurring costs. DTCS paid management fees of $30,000 and $120,000 ($10,000 per month) for the periods ended March 31, 2026 and December 31, 2025, respectively, to the Sponsor. Additionally, PGUS paid $500,000 in expense reimbursement to the Sponsor. These costs will not recur after the merger. Total nonrecurring costs are $530,000 and $120,000 for the periods ended March 31, 2026 and December 31, 2025, respectively.

184

PrimeGen US. Inc. and DT Cloud Star Acquisition Corporation

Unaudited Pro Forma Combined Balance Sheet

As of March 31, 2026

	PrimeGen	DT Cloud Star Acquisition		No Redemption Scenario (1)		Interim Redemption Scenario (2)		Max Redemption Scenario (3)
	US, Inc.	Corporation	Reference	Adjustments	Balance Sheet	Adjustments	Balance Sheet	Adjustments	Balance Sheet
	(Unaudited)	(Unaudited)			(Pro Forma)		(Pro Forma)		(Pro Forma)
Assets

Current assets
Cash and cash equivalents	$715,361	$1,656	(c)	$18,259,482	$29,976,499	$9,129,741	$20,846,758	-	$11,717,017
			(d)	(4,000,000)		(4,000,000)		$(4,000,000)
			(e)	15,000,000		15,000,000		15,000,000
Inventory	56,349	-			56,349		56,349		56,349
Prepaid expenses and other current assets	65,043	72,202			137,245		137,245		137,245
Total current assets	836,753	73,858			30,170,093		21,040,352		11,910,611

Marketable securities held in trust	-	18,259,482	(c)	(18,259,482)	-	(18,259,482)	-	(18,259,482)	-
Property and equipment, net	535,625	-			535,625		535,625		535,625
Operating right-of-use asset	375,537	-			375,537		375,537		375,537
Deposit	35,000	-			35,000		35,000		35,000
Total assets	$1,782,915	$18,333,340			$31,116,255		$21,986,514		$12,856,773

Liabilities

Current liabilities
Accounts payable	$919,991	$-			919,991		919,991		919,991
Accrued expenses and other current liabilities	126,331	15,764			142,095		142,095		142,095
Amount due to Sponsor	-	912,644			912,644		912,644		912,644
Operating lease liability - current	176,079	-			176,079		176,079		176,079
Due to related parties	88,857	-			88,857		88,857		88,857
Interest payable to related parties	9,133	-			9,133		9,133		9,133
Notes payable and interest to related parties	300,000	-			300,000		300,000		300,000
Total current liabilities	1,620,391	928,408			2,548,799		2,548,799		2,548,799

Deferred underwriting compensation	-	690,000			690,000		690,000		690,000
Line of credit	1,450,000	-			1,450,000		1,450,000		1,450,000
Operating lease liability	216,973	-			216,973		216,973		216,973
Total liabilities	3,287,364	1,618,408			4,905,772		4,905,772		4,905,772
					-		-
Ordinary shares subject to redemption	-	18,259,482	(c)	(18,259,482)	-	(18,259,482)	-	(18,259,482)	-

Stockholders’ equity

Ordinary shares	-	200	(a)	(200)	-	(200)	-	(200)	-
Class A common stock	228	-	(a), (b), (c), (d), (e)	12	255	16	259	(12)	231
			(e)	15		15		15
Class B common stock	1,000	-	(b)	(140)	860	(140)	860	(140)	860
Additional paid-in capital	35,422,421	-	(a), (b), (c), (d), (e)	18,259,810	68,682,216	9,130,065	59,552,471	352	50,422,758
			(e)	14,999,985		14,999,985		14,999,985
Accumulated deficit	(36,928,098)	(1,544,750)	(d)	(4,000,000)	(42,472,848)	(4,000,000)	(42,472,848)	(4,000,000)	(42,472,848)
Total stockholders’ equity (deficit)	(1,504,449)	(1,544,550)			26,210,483		17,080,742		7,951,001
Total liabilities and stockholders’ equity	$1,782,915	$18,333,340			$31,116,255		$21,986,514		$12,856,773

The scenarios above are explained as follows:

(1) Under No Redemption Scenario, assumes outstanding Common Stock and Rights at June 24, 2026 and redemptions of zero additional DTCS Ordinary Shares.

(2) Under Interim Redemption Scenario, assumes a 50% redemption of the 1,652,509 DTCS Ordinary Shares (826,255 shares redeemed), for aggregate redemption payments of $9 million using a per-share redemption price of $11.05. Rights originally obtained by purchasers of DTCS Ordinary Shares remain outstanding regardless of redemption.

(3) Under Max Redemption Scenario, assumes a 100% redemption of the 1,652,509 DTCS Ordinary Shares for aggregate redemption payments of $18 million using a per-share redemption price of $11.05. Rights originally obtained by purchasers of DTCS Ordinary Shares remain outstanding regardless of redemption.

185

PrimeGen US. Inc. and DT Cloud Star Acquisition Corporation

Unaudited Pro Forma Combined Statements of Operations

As of March 31, 2026

	PrimeGen US,	DT Cloud Star Acquisition		No Redemption Scenario (1)		Interim Redemption Scenario (2)		Max Redemption Scenario (3)
	Inc.	Corporation	Reference	Adjustments	Statement of Operations	Adjustments	Statement of Operations	Adjustments	Statement of Operations
	(Unaudited)	(Unaudited)			(Pro Forma)		(Pro Forma)		(Pro Forma)

Revenue	$43,980	$-			$43,980		$43,980		$43,980
Cost of revenue	2,470	-			2,470		2,470		2,470
Gross profit	41,510	-			41,510		41,510		41,510

Operating expenses:
Formation and operating costs	-	238,316			238,316		238,316		238,316
General and administrative	3,687,584	30,000	(f)	(530,000)	3,187,584	(530,000)	3,187,584	(530,000)	3,187,584
Research and development	941,500	-			941,500		941,500		941,500
Total operating expenses	4,629,084	268,316			4,367,400		4,367,400		4,367,400

Loss from operations	(4,587,574)	(268,316)			(4,325,890)		(4,325,890)		(4,325,890)

Other income (expense):
Interest income	33	11			44		44		44
Interest and dividends earned in Trust Account	-	103,332			103,332		103,332		103,332
Unrealized gains on marketable securities held in Trust Account	-	54,684			54,684		54,684		54,684
Interest expense - related parties	(6,000)	-			(6,000)		(6,000)		(6,000)
Interest expense	(3,768)	-			(3,768)		(3,768)		(3,768)
Total other income (expense):	(9,735)	158,027			148,292		148,292		148,292

Income (loss) before provision for income taxes	(4,597,309)	(110,289)			(4,177,598)		(4,177,598)		(4,177,598)
Income tax expense	(800)	-			(800)		(800)		(800)

Net income (loss)	$(4,598,109)	$(110,289)			$(4,178,398)		$(4,178,398)		$(4,178,398)

Income per redeemable share basic and diluted	$-	$0.02			$-		$-		$-
Loss per non-redeemable share basic and diluted	$(0.04)	$(0.07)			$(0.04)		$(0.04)		$(0.04)

Weighted average number of common shares outstanding:
Redeemable ordinary shares, basic and diluted	-	1,652,509	(a)	(1,652,509)	-	(1,652,509)	-	(1,652,509)	-
Non-redeemable ordinary shares, basic and diluted	-	2,000,900	(a)	(2,000,900)	-	(2,000,900)	-	(2,000,900)	-
Redeemable common shares, basic and diluted	-	-	(a), (b), (c)		-		-		-
Non-redeemable common shares, basic and diluted	122,814,072	-	(a), (b), (c), (e)	(11,353,149)	111,460,923	(12,179,403)	110,634,669	(13,005,658)	109,808,414

The scenarios above are explained as follows:

(1) Under No Redemption Scenario, assumes outstanding Common Stock and Rights at June 24, 2026 and redemptions of zero additional DTCS Ordinary Shares.

(2) Under Interim Redemption Scenario, assumes a 50% redemption of the 1,652,509 DTCS Ordinary Shares (826,255 shares redeemed), for aggregate redemption payments of $9 million using a per-share redemption price of $11.05. Rights originally obtained by purchasers of DTCS Ordinary Shares remain outstanding regardless of redemption.

(3) Under Max Redemption Scenario, assumes a 100% redemption of the 1,652,509 DTCS Ordinary Shares for aggregate redemption payments of $18 million using a per-share redemption price of $11.05. Rights originally obtained by purchasers of DTCS Ordinary Shares remain outstanding regardless of redemption.

186

PrimeGen US. Inc. and DT Cloud Star Acquisition Corporation

Unaudited Pro Forma Combined Statements of Operations

Year Ended December 31, 2025

	PrimeGen US,	DT Cloud Star Acquisition		No Redemption Scenario (1)		Interim Redemption Scenario (2)		Max Redemption Scenario (3)
	Inc.	Corporation	Reference	Adjustments	Statement of Operations	Adjustments	Statement of Operations	Adjustments	Statement of Operations
	(Unaudited)	(Unaudited)			(Pro Forma)		(Pro Forma)		(Pro Forma)

Revenue	$-	$-			$-		$-		$-

Operating expenses:
Formation and operating costs	-	437,174			437,174		437,174		437,174
General and administrative	2,969,827	120,000	(f)	(120,000)	2,969,827	(120,000)	2,969,827	(120,000)	2,969,827
Research and development	3,542,159	-			3,542,159		3,542,159		3,542,159
Total operating expenses	6,511,986	557,174			6,949,160		6,949,160		6,949,160

Loss from operations	(6,511,986)	(557,174)			(6,949,160)		(6,949,160)		(6,949,160)

Other income (expense):
Impairment of investment	(250,000)
Interest income	623	-			623		623		623
Interest and dividends earned in Trust Account	-	57,342			57,342		57,342		57,342
Unrealized gains on marketable securities held in Trust Account	-	2,689,889			2,689,889		2,689,889		2,689,889
Interest expense - related parties	(3,133)	-			(3,133)		(3,133)		(3,133)
Total other income (expense):	(252,510)	2,747,231			2,744,721		2,744,721		2,744,721

Income (loss) before provision for income taxes	(6,764,496)	2,190,057			(4,204,439)		(4,204,439)		(4,204,439)
Income tax expense	(800)	-			(800)		(800)		(800)

Net income (loss)	$(6,765,296)	$2,190,057			$(4,205,239)		$(4,205,239)		$(4,205,239)

Income per redeemable share basic and diluted	$-	$0.36			$-		$-		$-
Loss per non-redeemable share basic and diluted	$(0.06)	$(0.07)			$(0.04)		$(0.04)		$(0.04)

Weighted average number of common shares outstanding:
Redeemable ordinary shares, basic and diluted	-	6,281,802	(a)	(6,281,802)	-	(6,281,802)	-	(6,281,802)	-
Non-redeemable ordinary shares, basic and diluted	-	2,000,900	(a)	(2,000,900)	-	(2,000,900)	-	(2,000,900)	-
Redeemable common shares, basic and diluted	-	-	(a), (b), (c)	-	-	-	-	-	-
Non-redeemable common shares, basic and diluted	120,859,501	-	(a), (b), (c), (d) (e)	(6,449,915)	114,409,586	(9,590,816)	111,268,685	(12,731,717)	108,127,784

The scenarios above are explained as follows:

(1) Under No Redemption Scenario, assumes outstanding Common Stock and Rights at June 24, 2026 and redemptions of zero additional DTCS Ordinary Shares.

(2) Under Interim Redemption Scenario, assumes a 50% redemption of the 6,281,802 DTCS Ordinary Shares (3,140,901 shares redeemed), for aggregate redemption payments of $33 million using a per-share redemption price of $10.56. Rights originally obtained by purchasers of DTCS Ordinary Shares remain outstanding regardless of redemption.

(3) Under Max Redemption Scenario, assumes a 100% redemption of the 6,281,802 DTCS Ordinary Shares for aggregate redemption payments of $66 million using a per-share redemption price of $10.56. Rights originally obtained by purchasers of DTCS Ordinary Shares remain outstanding regardless of redemption.

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PrimeGen US. Inc.

Notes to Unaudited Pro Forma Financial Statements

1.	Description of Transaction

The transaction contemplated by these unaudited pro forma combined financial statements is described in greater detail elsewhere in this proxy statement/prospectus. The transaction includes the redomestication of DT Cloud Star Acquisition Corporation (“DTCS”) from a Cayman Islands exempted company into DTSQ Purchaser Inc. (“Purchaser” or “Pubco”), a Delaware corporation, with Purchaser surviving as the publicly traded holding company. Thereafter, DTSQ Merger Sub Inc. merges with and into PrimeGen US, Inc. (“PGUS”), with PGUS surviving as a wholly owned subsidiary of Pubco. As a result of the Business Combination, the stockholders of PGUS receive shares of Pubco common stock in exchange for their shares of PGUS common stock.

The transaction is expected to be accounted for as a reverse recapitalization. PGUS will be deemed the accounting predecessor and the combined entity will be the successor SEC registrant, meaning that PGUS’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. Under this method of accounting, DTCS will be treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results are expected to be an estimated net increase in cash, cash equivalents and short-term marketable securities (as compared to PGUS’s balance sheet at March 31, 2026) of between approximately $12.5 million, assuming the maximum redemption scenario reflected in these unaudited pro forma financial statements, and $30.8 million, assuming no additional shareholder redemptions. The maximum shareholder redemption estimate reflects the redemption of 1,652,509 Public Shares in connection with the Business Combination. In each case the additional cash includes $15 million in gross proceeds from a potential private investment in public equity of PGUS, or PIPE Financing, which is contingent upon the substantially concurrent closing of the Business Combination. Total transaction costs are estimated at approximately $2.5 million.

As a result of the Business Combination, Pubco, with PGUS as its operating subsidiary, will become the successor to an SEC-registered and Nasdaq-listed company. Accordingly, PGUS will be required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. PGUS expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

2.	Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined balance sheet and unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results.

The financial statements of DTSQ Purchaser Inc. are excluded from the pro forma financial statements given that it was incorporated with nominal capital, has no material assets and operates no businesses.

3.	Consideration Transferred

Consideration for the proposed business combination between DTCS and PGUS is shares of DTCS with an agreed value of $1,489,800,000. As DTCS has no assets other than securities at market value, there is no fair value adjustment to the carrying value of DTCS as a result of the business combination.

4. Loss Per Share

The pro forma net loss per share is calculated using the historical weighted average shares outstanding, and the reduction of PGUS shares when converted to 85.98% of a DTCS share resulting from the business combination. It is assumed the conversion impacted the outstanding shares since January 1, 2025. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and related transactions have been outstanding for the entire periods presented. When assuming redemption scenarios, this calculation is adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the three months ended March 31, 2026 and year ended December 31, 2025:

	Three Months Ended		Year Ended
	March 31, 2026		December 31, 2025
	Assuming No	Assuming	Assuming No	Assuming
	Additional	Maximum	Additional	Maximum
	Redemptions	Redemptions	Redemptions	Redemptions
Pro forma net loss attributable to common shareholders	$(4,178,398)	(4,178,398)	$(4,205,239)	(4,205,239)
Pro forma weighted average shares outstanding, basic and diluted	111,460,923	109,808,414	114,409,586	108,127,784
Pro forma net loss per share, basic and diluted (1)	$(0.04)	$(0.04)	$(0.04)	$(0.04)

Pro forma weighted average shares calculation, basic and diluted
PGUS Stockholders (2)	105,601,192	105,601,192	103,920,562	103,920,562
DTCS Non-Redeemable Shareholders	2,000,900	2,000,900	2,000,900	2,000,900
DTCS Redeemable Shareholders	1,652,509	-	6,281,802	-
Conversion of Rights	789,656	789,656	789,656	789,656
Potential PIPE Investors (3)	1,666,667	1,666,667	1,666,667	1,666,667
Repurchase and cancellation of shares (4)	(250,000)	(250,000)	(250,000)	(250,000)
	111,460,923	109,808,414	114,409,586	108,127,784

(1) Does not include 13,300,000 PGUS options outstanding, 17,307,038 PGUS warrants outstanding, the Sponsor note convertible into 41,667 shares and 1,931,900 DTCS warrants issuable upon consummation of the merger. These have not been included because they would be antidilutive.

(2) After giving effect to the PGUS share exchange ratio of 85.98% share of DTCS for one share of PGUS.

(3) PIPE Investors represent a potential PIPE transaction. As of the date of this proxy statement/prospectus, no such PIPE has closed.

(4) Upon closing, the Company will repurchase and cancel 250,000 shares held by the Sponsor.

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INFORMATION ABOUT DTCS

Unless the context otherwise requires, all references in this section to the “Company”, “we”, “us” or “our” refer to DTCS prior to the consummation of the Business Combination.

Overview

We are a blank check company incorporated on November 9, 2022, 2024 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. DTCS has neither engaged in any operations other than in connection with the Transactions nor generated any operating revenues to date.

We may pursue an initial business combination target in any business or industry or at any stage of its corporate evolution. Our primary focus, however, will be in completing a business combination with an established business of scale poised for continued growth, led by a highly regarded management team. Our management team has an extensive track record of acquiring attractive assets at disciplined valuations, investing in growth while fostering financial discipline and improving business results.

The 2024 SPAC Rules may materially affect our ability to complete any potential initial business combination and may increase the costs and time related thereto.

Formation and Initial Public Offering

In November 2022, March 2023 and January 2024, an aggregate of 1,725,000 initial shares were issued to the initial shareholders of DTCS for an aggregate purchase price of $25,000, or approximately $0.014 per share.

On July 26, 2024, DTCS consummated the initial public offering of 6,900,000 units, which included the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 900,000 units on July 25, 2024. Each unit consists of one ordinary share and one right. Each nine rights entitle the holder thereof to receive one ordinary share at the closing of a business combination. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $69,000,000. Simultaneously with the closing of our initial public offering on July 26, 2024, DTCS consummated the private placement with the Sponsor, of 206,900 units at a price of $10.00 per private unit, generating total gross proceeds of $2,069,000. A total of $69,000,000 of the net proceeds from our initial public offering were deposited in a trust account established for the benefit of our public shareholders, with Wilmington Trust National Association acting as trustee.

The Units of DTCS started to be listed on The Nasdaq Global Market and began trading under the ticker symbol “DTSQU” on July 25, 2024. On September 12, 2024, DTCS announced that the holders of the Units may elect to separately trade the underlying component securities of the Units commencing on September 16, 2024.

Business Combination Agreement

On February 2, 2026, DTCS entered into the Business Combination Agreement with PGUS, Merger Sub and Purchaser, pursuant to which, among other things, subject to shareholder approval, following the Mergers, Merger Sub will merge with and into PGUS, with PGUS surviving as a wholly-owned subsidiary of DTCS, resulting in a combined company whereby DTCS will become the manager of PGUS Inc, and substantially all of the assets and the business of the combined company will be held by PGUS Inc and its subsidiaries.

Prior to and as a condition of the Closing, pursuant to the Redomestication Merger, DTCS will change its jurisdiction of incorporation by migrating to and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL, as amended, and the Companies Act.

We are not presently engaged in, and we will not engage in, any operations until the consummation of the Business Combination. We intend to effectuate the Business Combination using cash held in the Trust Account, the proceeds of any PIPE Financing, and shares issued to PGUS.

If not all of the funds released from the Trust Account are used from redemptions of DTCS Ordinary Shares, we may use the balance of the cash released to us from the Trust Account for general corporate purposes, including to pay transaction expenses and for DTCS’s working capital.

PIPE Subscription Agreements

As of the date of this proxy statement/prospectus, no PIPE Financings have been consummated.

General

Our management is pragmatic, measuring our success in both immediate and continuous financial return across all stakeholders. Our management’s investment philosophy has been shaped by the many transactions they have originated, combined with their hands-on experiences as entrepreneurial leaders across the growth spectrum, from startups to multi-billion-dollar corporations.

We believe in quality management teams that lead attractive target businesses. Successful teams understand not only their craft, but the limitations in their businesses, and realize that efficient scaling requires a consistent onboarding of knowledge, expertise, and varied points of view, as well as capital, to continue winning the challenge of sustained extraordinary growth.

189

Unlocking value and growth potential for our investors, our business combination targets, and ourselves is a balanced multi-part equation crafted through an alignment of incentives and an incremental injection of value from and across all stakeholders.

Our management has been and continues to be entrepreneurs, managers, board members and investors in public and private enterprises that we find exciting. It is with real knowledge of the successes and failures of talented and energetic creators that we offer our counsel as partners in seeking to unlock further growth and value, as well as our support and a matching of intense work ethic, to the managers of businesses we select for combination.

Our Sponsor

The Sponsor was responsible for organizing, directing and managing the business and affairs of DTCS from its inception until consummation of the IPO. The Sponsor’s activities included identifying and negotiating terms with the representative of the underwriters in the IPO, other third-party service providers such as DTCS’s auditors and legal counsel, and DTCS’s original directors and officers. Since the DTCS IPO, the Sponsor has assisted DTCS’s management in identifying and negotiating terms with prospective target companies. The Sponsor has had no operations outside of the responsibilities described above that it has fulfilled to DTCS.

Other than as described above, the Sponsor and promoters do not have any material roles or responsibilities in directing and managing SPAC’s activities.

Notwithstanding our management team’s past experiences, past performance is not a guarantee (i) that we will be able to identify a suitable candidate for our initial business combination or (ii) that we will provide an attractive return to our shareholders from any business combination we may consummate. You should not rely on the historical record of our management’s performance as indicative of our future performance.

Business Operations

As of the date of this proxy statement, the Company had not commenced any operations. All activity through the date of this proxy statement related to the Company’s formation, the IPO, which is described below, and, after the IPO and identifying a target company for a business combination. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO.

On July 26, 2024, DTCS consummated the initial public offering of 6,900,000 units, which included the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 900,000 units on July 25, 2024. Each unit consists of one ordinary share and one right. Each nine rights entitle the holder thereof to receive one ordinary share at the closing of a business combination. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $69,000,000. Simultaneously with the closing of our initial public offering on July 26, 2024, DTCS consummated the private placement with the Sponsor, of 206,900 units at a price of $10.00 per private unit, generating total gross proceeds of $2,069,000. A total of $69,000,000 of the net proceeds from our initial public offering were deposited in a trust account established for the benefit of our public shareholders, with Wilmington Trust National Association acting as trustee.

The Units of DTCS started to be listed on The Nasdaq Global Market and began trading under the ticker symbol “DTSQU” on July 25, 2024. On September 12, 2024, DTCS announced that the holders of the Units may elect to separately trade the underlying component securities of the Units commencing on September 16, 2024.

190

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. There is no assurance that the Company will be able to complete a business combination successfully. The Company must complete an initial business combination having an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable) at the time of the agreement to enter into the initial business combination. The Company will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a business combination either (i) in connection with a stockholder meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a business combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then in the trust account (initially $[ ] per share), plus any pro rata interest earned on the funds held in the trust account and not previously released to the Company to pay its tax obligations. The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters. There will be no redemption rights upon the completion of a business combination with respect to the Company’s warrants.

The Company will proceed with a business combination only if the Company has net tangible assets of at least $[ ] upon such consummation of a business combination unless a shareholder proposal to approve an amendment to the Company’s Cayman Constitutional Documents to eliminate the limitation is approved and, if a majority of the outstanding shares voted are voted in favor of the business combination. If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Cayman Constitutional Documents, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a business combination. If the Company seeks stockholder approval in connection with a business combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 6) and any Public Shares purchased by it during or after the IPO in favor of approving a business combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, regardless of whether they vote for or against a business combination.

If the Company seeks stockholder approval of a business combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Proposed Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 10% or more of the Public Shares, without the Company’s prior written consent.

The Sponsor has agreed to (a) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the initial business combination; (b) waive their redemption rights with respect to their founder shares and Public Shares in connection with a shareholder vote to approve an amendment to the Cayman Constitutional Documents; (c) waive their rights to liquidating distributions from the trust account with respect to their founder shares if the Company fails to complete the initial business combination within the Completion Window, although they will be entitled to liquidating distributions from the trust account with respect to any Public Shares they hold if the Company fails to complete the initial business combination within the Completion Window and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination) in favor of the initial business combination.

191

In order to protect the amounts held in the trust account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $[ ] per Public Share or (2) the actual amount per Public Share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and will not apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

Acquisition Process

In evaluating PGUS as a prospective target business, we conducted a due diligence review which has encompassed, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as applicable, as well as a review of financial, operational, legal and other information about the target and its industry which have been made available to us. As described herein, our management devoted significant energy to structuring and negotiating the terms of the business combination transaction with PGUS.

The aggregate time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of, and negotiation with, a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds available for us to use to complete another business combination.

Initial Business Combination

Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account). If our board of directors is not able to independently determine the fair market value of our initial business combination, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. While we consider it likely that our board of directors will be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of the target’s assets or prospects. The DTCS Board determined that this test was met in connection with the Business Combination. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors. The Business Combination was approved by a majority of DTCS independent directors. We have structured the Business Combination so that the post transaction company in which our public shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Even if the post transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post transaction company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above. If the business combination involves more than one target business, the aggregate value of all of the target businesses, will be taken into account for purposes of the 80% fair market value test.

192

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors, non-managing sponsor investors or completing the business combination through a joint venture or other form of shared ownership with our Sponsor, officers or directors, or non-managing sponsor investors. In the event we seek to complete our initial business combination with a company that is affiliated (as defined in our amended and restated memorandum and articles of association) with our Sponsor, officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, stating that the consideration to be paid by us in such an initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

We have filed a registration statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result, we are subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

Corporate Information

Our executive offices are located at Office 51, 10th Floor, Hudson Yards, New York, NY 10001, and our telephone number is (718) 865-2000.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our IPO, (b) in which we have total annual gross revenue of at least $[ ], or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $[ ] as of the prior June 30, and (2) the date on which we have issued more than $[ ] in non-convertible debt securities during the prior three-year period. References herein to emerging growth company will have the meaning associated with it in the JOBS Act.

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Financial Position

As of January 27, 2026, we had approximately $17,951,466 held in the trust account. With the funds available, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt or leverage ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third party financing and there can be no assurance it will be available to us.

Limited Ability to Evaluate the Target’s Management Team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’ management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company.

Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. The determination as to whether any of the members of our management team will remain with the combined company will be made at the time of our initial business combination. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.

We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.

Following an initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholder Approval of the Business Combination

Under the DTCS Articles, because DTCS is seeking shareholder approval in connection with the Business Combination, it may only complete such the Business Combination if it receives an ordinary resolution, being the affirmative vote of the holders of a simple majority of the issued and outstanding DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the extraordinary general meeting, vote at the extraordinary general meeting. Further, pursuant to the DTCS Articles, in connection with such shareholder approval, DTCS must provide its Public Shareholders with the opportunity to redeem their Public Shares. For more information, please see the section entitled “The Extraordinary General Meeting.”

Permitted Purchases of our Securities

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our Sponsor, initial stockholders, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. There is no limit on the number of shares our initial stockholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

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Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the trust account will be used to purchase shares in such transactions prior to completion of our initial business combination.

The purpose of any such purchases of shares could be to vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining stockholder approval of the initial business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of our shares of common stock or warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our Sponsor, officers, directors and/or their affiliates anticipate that they may identify the stockholders with whom our Sponsor, officers, directors or their affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our Sponsor, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our initial business combination, whether or not such stockholder has already submitted a proxy with respect to our initial business combination. Our Sponsor, officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by our Sponsor, officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our Sponsor, officers, directors and/or their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchases are subject to such reporting requirements.

Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination

We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or vote against, our initial business combination, all or a portion of their Public Shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two (2) Business Days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding Public Shares, subject to the limitations and on the conditions described herein. The amount in the trust account is initially anticipated to be $[ ] per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. There will be no redemption rights upon the completion of our initial business combination with respect to our warrants. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their and any Public Shares they may have acquired during or after the IPO in connection with the completion of our initial business combination.

Manner of Conducting Redemptions

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their DTCS Ordinary Shares upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement or whether we were deemed to be a foreign private issuer (which would require a tender offer rather than seeking shareholder approval under SEC rules), as described above under the heading “Shareholders May Not Have the Ability to Approve Our Initial Business Combination.” Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our Company (other than with a 90% subsidiary of ours) and any transactions where we issue more than 20% of our issued and outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with Nasdaq’s shareholder approval rules.

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The requirement that we provide our Public Shareholders with the opportunity to redeem their Public Shares by one of the two methods listed above are contained in provisions of our amended and restated memorandum and articles of association and will apply whether or not we maintain our registration under the Exchange Act or our listing on Nasdaq. Such provisions may be amended if approved by a special resolution, which requires the affirmative vote of the holders of at least two-thirds of the ordinary shares, who, being entitled to do so, vote in person or by proxy at a general meeting of the company, so long as we offer redemption in connection with such amendment.

If we provide our public shareholders with the opportunity to redeem their Public Shares in connection with a general meeting, we will, pursuant to our amended and restated memorandum and articles of association:

●	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

●	file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon completion of the initial business combination.

If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution, which requires the affirmative vote of the holders of a simple majority of the ordinary shares, who, being entitled to do so, vote in person or by proxy at a general meeting of the company. A quorum for such meeting will be present if the holders of a majority of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. Our Sponsor, officers and directors will count toward this quorum and, pursuant to the letter agreement, our Sponsor, officers and directors have agreed to vote their, private placement shares and any Public Shares purchased during or after the IPO (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination. For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the DTCS Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. DTCS would not need the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted). Assuming that only the holders of a majority of our issued and outstanding ordinary shares, representing a quorum under our amended and restated memorandum and articles of association vote their shares at a general meeting of the company, we will not need any Public Shares in addition to our to be voted in favor of an initial business combination in order to approve an initial business combination. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, in addition to obtaining approval of our initial business combination by ordinary resolution, the approval of the statutory merger or consolidation will require a special resolution under Cayman Islands Law, which requires the affirmative vote of the holders of at least two-thirds of the ordinary shares, who, being entitled to do so, vote in person or by proxy at a general meeting of the company. In addition, prior to the closing of our initial business combination, only holders of our (i) will have the right to appoint and remove directors prior to or in connection with the completion of our initial business combination and (ii) will be entitled to vote on continuing our company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). These quorum and voting thresholds, and the voting agreement of our Sponsor, officers and directors, may make it more likely that we will consummate our initial business combination. Each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

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Limitation on Redemption upon Completion of our Initial Business Combination if we Seek Stockholder Approval

Notwithstanding the foregoing, if we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in our IPO, which we refer to as the “Excess Shares,” without our prior consent/Such restriction shall also be applicable to our affiliates. We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed initial business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public stockholder holding more than an aggregate of 15% of the shares sold in our IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the shares sold in our IPO without our prior consent, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will:

●	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

●	file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least twenty (20) Business Days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than the number of Public Shares we are permitted to redeem. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

Upon the public announcement of our initial business combination, if we elect to conduct redemption pursuant to the tender offer rules, we or our Sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our DTCS Ordinary Shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

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We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two (2) Business Days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its Public Shares to also submit a written request for redemption to our transfer agent two (2) Business Days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our Public Shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. We believe that this will allow our transfer agent to efficiently process any redemptions without the need for further communication or action from the redeeming public shareholders, which could delay redemptions and result in additional administrative cost. If the proposed initial business combination is not approved and we continue to search for a target company, we will promptly return any certificates or shares delivered by public shareholders who elected to redeem their shares.

Delivering Share Certificates in Connection with the Exercise of Redemption Rights

As described above, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two (2) Business Days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its Public Shares to also submit a written request for redemption to our transfer agent two (2) Business Days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our Public Shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have up to two (2) Business Days prior to the scheduled vote on the initial business combination if we distribute proxy materials, or from the time we send out our tender offer materials until the close of the tender offer period, as applicable, to submit or tender its shares if it wishes to seek to exercise its redemption rights. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their Public Shares.

There is a nominal cost associated with the above-referenced process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the broker submitting or tendering shares a fee of approximately $100 and it would be up to the broker whether or not to pass this cost on to the redeeming holder.

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However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to submit or tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request to redeem such shares, once made, may be requested to be withdrawn at any time up to the date set forth in the proxy materials or tender offer documents, as applicable. However, no withdrawal will be permitted unless the DTCS Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our Public Shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target until the end of the Completion Window.

Redemption of Public Shares and Liquidation if no Initial Business Combination

Our amended and restated memorandum and articles of association provide that we will have only the duration of the Completion Window to complete our initial business combination. If we have not completed our initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) Business Days thereafter (and subject to lawfully available funds therefor), redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the Completion Window.

Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any held by them if we fail to complete our initial business combination within the Completion Window, although they will entitled to liquidating distributions from assets outside the trust account. However, if our Sponsor or management team acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the trust account with respect to such Public Shares if we fail to complete our initial business combination within the allotted Completion Window.

Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our public shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding Public Shares. The non-managing sponsor investors are not required to (i) hold any units or DTCS Ordinary Shares they may purchase in the IPO or thereafter for any amount of time, (ii) vote any DTCS Ordinary Shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of our initial business combination. The non-managing sponsor investors have the same rights to the funds held in the trust account with respect to the DTCS Ordinary Shares underlying the units they may have purchased in the IPO as the rights afforded to our other public shareholders. However, if the non-managing Sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-managing sponsor investors will potentially have different interests than our other public shareholders in approving our initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of DTCS Ordinary Shares.

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We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay income taxes on interest income earned on the trust account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the IPO, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $[ ]. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $[ ]. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. EliteCPA P.C., our independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for the Company’s independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $[ ] per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $[ ] per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity obligations to the IPO’s underwriters of the IPO for certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $[ ] per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

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In the event that the proceeds in the trust account are reduced below the lesser of (i) $[ ] per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $[ ] per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $[    ] per share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $[   ] (or $[ ]   if the overallotment option is exercised in full) from the proceeds of the IPO with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $[   ]). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the trust account, we cannot assure you we will be able to return $[   ] per share to our public shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a liquidator or bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to us or our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the Completion Window, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the proposed business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.

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Competition

In identifying, evaluating and selecting a target business for our initial business combination, we encounter competition from other entities having a business objective similar to ours, including other SPACs, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses is limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our Public Shareholders who exercise or are forced to exercise their redemption rights may reduce the resources available to us for our initial business combination, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage.

Employees

We currently have three (3) executive officers. These individuals are not obligated to devote any specific number of hours to our matters, but they devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they devote in any time period varies based on the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Periodic Reporting and Financial Information

We have registered our Units, Public Shares and Rights under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports, contain financial statement audited and reported on by EliteCPA P.C., our independent registered public accountant.

We will provide shareholders with audited financial statement of the prospective target business as part of the proxy solicitation materials or tender offer documents sent to shareholders to assist them in assessing the target business. In all likelihood, these financial statement will need to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statement may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may conduct an initial business combination with because some targets may be unable to provide such statement in time for us to disclose such statement in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame. We cannot assure our shareholders that any particular target business identified by us as a potential business combination candidate will have financial statement prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statement in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed target business. While this may limit the pool of potential business combination candidates, we do not believe that this limitation will be material.

We have evaluated our internal control procedures for the fiscal year ending December 31, 2025, as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.

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We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law that is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following November 24, 2028, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our DTCS Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statement. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our DTCS Ordinary Shares held by non-affiliates exceeds $250 million as of the prior June 30th, and (ii) our annual revenues exceed $100 million during such completed fiscal year or the market value of our DTCS Ordinary Shares held by non-affiliates exceeds $700 million as of the prior June 30.

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Directors and Executive Officers

DTCS’s directors and executive officers are as follows:

	Age	Position
Sam Zheng Sun	45	Director, Chairperson of the Board of Directors and Chief Executive Officer
Kenneth Lam	61	Chief Financial Officer
Jiayi Liang	39	Chief Operating Officer
Shaoke Li	42	Independent Director
Longjiao Li	37	Independent Director
Chi Zhang	41	Independent Director

The experience of our directors and executive officers is as follows:

Sam Zheng Sun has served as our Director, Chairman of the Board and Chief Executive Officer since April 14, 2025. Mr. Sun was a managing director of the private equity investment department of Affinity Equity Partners, a Hong Kong-headquartered firm that focuses on private equity investments across South Korea, Australia and New Zealand, Greater China and Southeast Asia between March 2021 and February 2023. Prior to that, Mr. Sun was a partner at Sequoia Capital based in Beijing, where he focused on private equity investments, between October 2018 and April 2020. Mr. Sun obtained his MBA degree from UCLA Anderson School of Management in 2007 and Bachelor’s degree in computer science and economics from University of Pittsburgh in 1997.

Kenneth Lam. Mr. Lam is our chief financial officer and director, having assumed this position on January 31, 2024. He has served as the chief financial officer of Golden Star Acquisition Corporation since December 2, 2021. He has also served as the Asia CEO and CFO of Powermers Smart Industries since October 2023. Mr. Lam, a chartered accountant in the United Kingdom and a CPA in Hong Kong, is a seasoned finance executive with cross-functional experiences, including board directorship, executive management, enterprise risk management, quality system implementation, environmental health & safety supervision, legal and company secretarial support in leading MNCs. He has proven track records in formulating and implementing financial strategies for Multi-National Corporations in the Chinese market. Mr. Lam served as the China CFO, the Asia Motor Business Unit Finance Business Partner and the interim CEO of AXA Assistance based in Beijing and Suzhou between 2016 and 2018. Before joining AXA, Kenneth worked for Airbus for 17 years, from 1998 to 2015, in Beijing and Tianjin. He was the Vice President of Finance & Quality of Airbus and acted as the CFO of Airbus in China, a board director in JVs and WFOE, and the finance shared services leader of the Group. Mr. Lam was the lead player in the establishment of an engineering center in Beijing, the A320 Final Assembly Line and a logistics center in Tianjin, and a manufacturing center in Harbin. He was also the chief negotiator of two Beijing JVs extension. Between 1995 and 1997, Mr. Lam was the Senior Financial Accountant and Regional EH&S Supervisor of ARCO Chemical Asia Pacific in Hong Kong. On the public practice side, Mr. Lam joined PriceWaterhouseCoopers in Beijing from 1997 to 1998, Ernst & Young in Hong Kong from 1992 to 1994, and Helmores in London from 1998 to 1991. During these periods, Mr. Lam gained rich experience in providing clients assurance and IPO services, and advising clients on business issues. Mr. Lam was appointed by the Chief Executive of Hong Kong as a Financial Reporting Review Panel Member of the Financial Reporting Council from 2007 to 2013. The duty was to conduct enquiry into non-compliance with financial reporting requirements of listed companies. Mr. Lam received a Bachelor of Science degree with Honor in Electrical Engineering Science from the University of Warwick in October 1984 and a Master of Science degree in Management Science from the Imperial College London in October 1987.

Jiayi Liang. Ms. Liang is our chief operating officer, having assumed this position on March 11, 2024. Ms. Liang has extensive experience in investment banking, as well as project solicitation, execution and financing. She has served as a partner at Junwei Investment Management Co., Ltd. since October 2017. Ms. Liang received a bachelor’s degree in international economics and trade from Renmin University of China in July 2008 and a master’s degree in business administration from the Chinese University of Hong Kong in July 2022.

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Shaoke Li. Mr. Li is our independent director, having assumed this position on July 24, 2024. Mr. Li has over a decade year of experience in international trade and investment. He served as the chief executive officer of DT Cloud Acquisition Corporation, a special purpose acquisition corporation, from November 2023 until June 2025, focusing on the strategic leadership, decision-making and overall management of the entity. Mr. Li was appointed as an independent director of Future Money Acquisition Corp, a special purpose acquisition corporation, since March 2026. From October 2017 to August 2022, Mr. Li served as the secretary to the board of directors and the head of investor relations of Canaan Inc.(Nasdaq: CAN), a company providing semiconductor solutions. From November 2016 to July 2017, Mr. Li served as a partner of Zhejiang Yinxinggu Capital, an investment fund. From February 2015 to October 2016, Mr. Li served as the legal representative and vice general manager of investment at Yifang Investment Co., Ltd., an investment company. From March 2014 to October 2016, Mr. Li served as the director of the capital markets department at Yifang (Shanghai) Commercial Factoring Co., Ltd. Mr. Li received a bachelor’s degree in accountancy from the Concordia University in Canada in 2008.

DT Cloud Acquisition Corporation has signed a business combination with a PRC based target and submitted a confidential registration statement to the SEC on December 31, 2024. The parties currently are awaiting approval from the Chinese Securities Regulatory Commission. At an extraordinary shareholder meeting held on August 21, 2025, this company’s shareholders approved a monthly extension of its term through and up to February 23, 2027. In connection with this meeting, holders of 689,033 ordinary shares of the this company properly exercised their right to redeem their shares for cash at a redemption price of approximately $11.00 per share, for an aggregate redemption amount of approximately $7,579,363.

Future Money Acquisition Corp continues to seek a suitable target for its initial business combination.

Longjiao Li. Ms. Li is our independent director, having assumed this position on July 24, 2024. She has years of experience in investment and corporate listing incubation. She has served as the general manager of Shenzhen Qianhai Hairun Huaxin Investment Co., Ltd. since July 2017. She received a bachelor’s degree in bioengineering from the Shaanxi University of Science and Technology in July 2010.

Chi Zhang. Mr. Zhang is our independent director, having assumed this position on July 24, 2024. Mr. Zhang has over ten years’ experience in finance, venture capital and early-stage companies. He focuses on and has considerable expertise in early-stage deep tech companies, such as Hesai Group, Gago Data and IDM Sensors. Mr. Zhang has been an executive partner at Grains Valley Capital, a top-tier VC firm with an outstanding reputation in China, since January 2011. From June 2018 to July 2019, Mr. Zhang co-sponsored Thunder Bridge Acquisition Ltd. (Nasdaq: TBRG), which took Repay Holdings Corp. (Nasdaq: RPAY) public in the U.S. market in July 2019. Before his career as a venture capitalist, Mr. Zhang worked as an engineer focusing on clean technologies and served as a project manager at Institut für angewandtes Stoffstrommanagement (IfaS) in Germany from October 2009 to November 2010. Mr. Zhang received a Master of Engineering in material flow management from the University of Applied Sciences Trier in Germany in September 2009 and a Master of Science in international cooperation policy from Ritsumeikan Asia Pacific University in Japan in July 2009.

Executive and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account:

●	Repayment of up to an aggregate of $[ ] in loans made to us by our Sponsor to cover offering-related and organizational expenses;

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●	reimbursement for office space, utilities and secretarial and administrative support made available to us by our Sponsor or an affiliate thereof, in an amount equal to $10,000 per month;

●	Payment of consulting, success or finder fees to our independent directors, advisors, or their respective affiliates in connection with the consummation of our initial business combination;

●	We may engage our Sponsor or an affiliate of our Sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;

●	Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination; and

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation.

Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Number and Terms of Office of Officers and Directors

All of board of directors hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. In accordance with the Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on the Nasdaq.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by an appointee appointed by our directors.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office.

Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of one or more chairman of the board of directors, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

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Director Independence

Nasdaq requires that a majority of our board must be composed of “independent directors.” Currently, Mr. Shaoke Li, Mr. Chi Zhang and Ms. Longjiao Li would each be considered an “independent director” under the Nasdaq Stock Market Listing Rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Independent Directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must also be approved by our audit committee and a majority of disinterested independent directors.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a corporate governance and nominating committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of the Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors.

Subject to phase-in rules and a limited exception, the rules of the Nasdaq require that the compensation committee and the nominating committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Mr. Shaoke Li, Mr. Chi Zhang and Ms. Longjiao Li serve as members of our audit committee. Our board of directors has determined that each of Mr. Shaoke Li, Mr. Chi Zhang and Ms. Longjiao Li are independent under the Nasdaq listing standards and applicable SEC rules. Mr. Shaoke Li serves as the Chairperson of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, all the directors on the audit committee must be independent. Each member of the audit committee is financially literate and our board of directors has determined that Mr. Shaoke Li qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

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●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Corporate Governance and Nominating Committee

We have established a corporate governance and nominating committee of our board of directors. The members of our nominating committee are Mr. Shaoke Li, Mr. Chi Zhang and Ms. Longjiao Li. Mr. Chi Zhang serves as chairperson of the nominating committee. Under the Nasdaq listing standards, we are required to have a corporate governance and nominating committee composed entirely of independent directors. Our board of directors has determined that each of Mr. Shaoke Li, Mr. Chi Zhang and Ms. Longjiao Li are independent.

The corporate governance and nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The corporate governance and nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Corporate Governance and Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The corporate governance and nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The corporate governance and nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the board of directors should follow the procedures set forth in our memorandum and articles of association. The corporate governance and nominating committee does not distinguish among nominees recommended by shareholders and other persons.

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Compensation Committee

We have established a compensation committee of our board of directors. The members of our compensation committee are Mr. Shaoke Li, Mr. Chi Zhang and Ms. Longjiao Li. Ms. Longjiao Li serves as chairperson of the compensation committee.

Under the Nasdaq listing standards, we are required to have a compensation committee composed entirely of independent directors. Our board of directors has determined that each of Mr. Shaoke Li, Mr. Chi Zhang and Ms. Longjiao Li. are independent. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	reviewing and approving the compensation disclosure and analysis prepared by Company management to be included in our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Conflicts of Interest

Directors and officers of DTCS may have interests in the Business Combination that are different from your interests as a shareholder. In November 2022, March 2023 and January 2024, an aggregate of 1,725,000 insider shares were issued to our Sponsor for an aggregate contribution of $25,000. Simultaneously with the closing of the IPO, DTCS consummated the private placement (the “Private Placement”) with the Sponsor of 206,900 DTCS Units (the “Private Unit(s)”), generating total proceeds of $2,069,000. The following table sets forth information regarding directors and officers of DTCS and the Sponsor’s beneficial interests in securities of DTCS as at [ ], 2026:

Shareholder(1)	Number of DTCS Ordinary Shares	Number of DTCS Units
The Sponsor(2)	1,725,000	206,900
Sam Zheng Sun	0	0
Kenneth Lam	0	0
Jiayi Liang	0	0
Shaoke Li	0	0
Lonjiao Li	0	0
Chi Zhang		0
All directors and executive officers (six (6) individuals) as a group	0	0

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o DT Cloud Star Acquisition Corporation, Office 51, 10th Floor, 31 Hudson Yards, New York, NY 10001, USA.
(2)	The Sponsor is the record holder of the insider shares reported herein. It is controlled 80% by Mr. Jin Xin, and 20% by Mr. Guojian Chen (a non-U.S. person) through his 100% ownership of Infinity-Star Holdings Limited, which is the record owner of 20% of the Sponsor’s outstanding shares. Mr. Chen is the sole director of the Sponsor. By virtue of these relationships, each of Mr. Xin and Mr. Chen may be deemed to share beneficial ownership of the securities held of record by our Sponsor.

Each of the following individuals (directors, officers or other affiliates of DTCS) has an economic interest in the insider shares currently held by the Sponsor. The economic interest (or deemed economic interest) of these individuals in these 1,725,000 shares retained by the Sponsor is shown below:

Name of Person	Number of DTCS Shares	Number of DTCS Units
Xin Jin	1,380,000	165,520
Guojian Chen	345,000	41,380

On December 31, 2023, the DTCS issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. This first Promissory Note is non-interest-bearing and payable on the earlier of (i) December 31, 2024 and (ii) the date on which the Company consummates an IPO or the date on which the Company determines not to conduct the IPO. The first promissory note terminated and was paid back after consummation of IPO on July 29, 2024.

On October 28, 2024, DTCS issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. This promissory note is non-interest-bearing and payable on the date which the Company consummates an initial business combination. The current balance of this promissory note is $0.

On October 23, 2025, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company borrowed up to an aggregate principal amount of $75,000, in exchange for Sponsor depositing such amount into the Company’s trust account in order to extend the amount of time it has available to complete a Business Combination. The Note does not bear interest and matures upon the closing of a business combination by the Company. In addition, the Note may be converted by the holder into units of the Company identical to the units issued in the Company’s Initial Public Offering at a price of $10.00 per unit.

On each of November 28, 2025 and January 6, 2026, DTCS deposited $75,000 into the Trust Account for monthly extensions. On March 16, 2026, DTCS deposited an additional $150,000 into the Trust Account representing monthly extension payments from January through March 2026. A payment in the amount of $225,000 was deposited into the Trust Account on July 10, 2026; and a payment in the amount of $75,000 was deposited into the Trust Account on July 14, 2026. These amounts are to be repaid at or after the Closing by Pubco out of available cash. No promissory notes were issued in connection with any of such payments, and these amounts due are not convertible into Private Units or any other securities of DTCS or of Pubco.

As of the date of this proxy statement/prospectus, we had a temporary payable of [$1,301,143.59] to the Sponsor, of which $75,000 may, at the option of the Sponsor, be converted into Private Units at $10 per unit at Closing, and the remaining $1,226,143.59 will be repaid in cash to the Sponsor by Pubco at or after the Closing. This balance is unsecured, interest-free and, except with respect to the October 23, 2025 promissory note, has no fixed repayment terms. All such amounts would be repayable to the Sponsor if the Business Combination is not consummated.

DTCS did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination because it relied on the financial skills and background of its officers and directors. The board of DTCS believed that the officers and directors of DTCS have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination.

As of the date of this proxy statement/prospectus, DTCS has not entered into any agreement, arrangement, or understanding, including any payments, between the Sponsor and unaffiliated security holders of DTCS regarding the redemption of outstanding securities of DTCS, except for that certain non-redemption agreement dated as of [*]. See “[*].

Conflicts of interest in connection with the Business Combination: There may be actual or potential material conflicts of interest between or among (i) the Sponsor, DTCS’s officers and directors, PGUS’s officers and directors and (ii) unaffiliated security holders of DTCS. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of DTCS’s directors and officers and the compensation of the Sponsor. See the section entitled “The Business Combination Proposal - Interests of Certain DTCS Persons in the Business Combination”. PGUS’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the DTCS shareholders generally. See the section entitled “The Business Combination Proposal - Interests of the PGUS Directors and Executive Officers”.

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When considering the DTCS Board’s recommendation that DTCS’s shareholders vote in favor of the Business Combination Proposal, shareholders should be aware that directors and officers of DTCS may have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated shareholders of DTCS. These interests include, among other things, the interests listed below:

●	the fact that immediately following the consummation of the Business Combination, the Initial Shareholders, other than A.G.P., are expected to hold 2,000,900 shares of Pubco Class A Common Stock on an as-converted basis, consisting of (i) 1,725,000 shares of Pubco Class A Common Stock held by the Sponsor, to be converted from DTCS Ordinary Shares held by the Sponsor and (ii) 206,900 shares of Pubco Class A Common Stock to be converted from DTCS Ordinary Shares underlying the DTCS Private Units held by the Sponsor (for a total of 1,931,900 shares held by the Sponsor); and (iii) 69,000 shares of Pubco Class A Common Stock, to be converted from DTCS Ordinary Shares, held by A.G.P.; which in the aggregate, would be an approximately [●]% and [●]% ownership interest in the Pubco following the consummation of the Business Combination under the no redemption scenario, on an as converted basis.

●	the fact that immediately following the consummation of the Business Combination, the Initial Shareholders will hold up to 1,931,900 Non-Redemption Warrants, each with a right to purchase one share of Pubco Class A Common Stock at an exercise price of $2.00 per share;

●	the fact that the Sponsor acquired 206,900 DTCS Private Units at $10.00 per private unit through private placement simultaneously with the closing of DTCS IPO on January 24, 2025.

●	the fact that the Sponsor paid $25,000, or approximately $0.014 per share, for 1,725,000 Founder Shares prior to DTCS IPO, which will be canceled and converted automatically, on a one-for-one basis, into the same number of shares of Pubco Class A Common Stock at the Effective Time pursuant to the Business Combination Agreement. All of the Founder Shares are subject to certain transfer restrictions and could have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $[●] million, based on the most recent closing price of DTCS Ordinary Shares of $[●] per share on [●], 2025.

●	the fact that if the Business Combination or another business combination is not consummated by October 26, 2026, DTCS will cease all operations except for the purpose of winding up, redeeming 100% of outstanding Public Shares for cash and, subject to the approval of DTCS’s remaining shareholders and DTCS’s Board, liquidating and dissolving. In such event, the Founder Shares and Private Shares held by the Sponsor, as well as the Private Units and the Private Rights, would be worthless because DTCS’s Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares.

●	the fact that if the Business Combination is consummated, each of issued and outstanding DTCS Ordinary Shares will be converted into one share of Pubco Class A Common Stock. Given the differential in the purchase price that the Sponsor paid for the Founder Shares, as compared to the price of Public Shares paid by Public Shareholders in the DTCS IPO and the substantial number of shares of Pubco Class A Common Stock that the Sponsor will receive upon conversion of the Founder Shares, the Sponsor is likely to be able to recoup their investment in DTCS and make a substantial profit on that investment, even if the Pubco Class A Common Stock has lost significant value. This means that the Sponsor could earn a positive rate of return on their investment, even if DTCS Public Shareholders experience a negative rate of return in the Pubco following the consummation of the Business Combination.

●	the fact that the Sponsor and officers and directors of DTCS have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any insider shares and private shares held by them if DTCS fails to complete an initial business combination by October 26, 2026.

●	the fact that if DTCS liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by DTCS for services rendered or contracted for or products sold to us in excess of the net proceeds of DTCS IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the trust account and only if such parties have not executed a waiver agreement.

●	the fact that pursuant to the Business Combination Agreement, (a) PGUS will pay to the Sponsor upon the filing of the first confidential Form S-4 the sum of $500,000; (b) at the Closing, Pubco will reimburse the Sponsor for its transaction expenses up to an additional maximum of $1,500,000; and (c) at the Closing, Pubco and or its designee would purchase 250,000 DTCS Ordinary Shares from the Sponsor for the sum of $2,500,000 in cash.

●	the fact that DTCS’s Sponsor, officers, directors, or their affiliates may, but are not obligated to, loan DTCS funds as may be required to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, up to an agreed maximum amount as further provided herein.

●	the fact that the Sponsor is entitled to $10,000 per month for office space, administrative and support services for up to 12 months following the DTCS IPO.

●	the fact that the Business Combination Agreement provides for the continued indemnification of DTCS’s former and current directors and officers and the continuation of directors and officers liability insurance covering DTCS’s former and current directors and officers.

●	the fact that DTCS’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on DTCS’s behalf, such as identifying and investigating possible business targets and business combinations. However, if DTCS fails to consummate a business combination within the required time period under the DTCS Articles, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, DTCS may not be able to reimburse these expenses if the Business Combination with Pubco or another business combination is not completed by October 26, 2026.

●	the fact that the Sponsor and Pubco and certain other parties named in the Business Combination Agreement, will enter into a Registration Rights Agreement at Closing which provides for the registration of all of the shares of Pubco Class A Common Stock that are issuable to the Sponsor, including upon exercise of the Non-Redemption Warrants issued to the Sponsor.

●	the fact that in addition to these interests of the Sponsor and DTCS’s officers, directors and advisors, to the fullest extent permitted by applicable laws and DTCS’s memorandum and articles of association, waive certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and DTCS will renounce any expectation that any of its directors or officers will offer any such corporate opportunity of which he or she may become aware to us. DTCS does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, DTCS does not believe that the waiver of the application of the corporate opportunity doctrine had a material impact on its ability to complete its initial business combination.

If DTCS does not consummate an initial business combination by October 26, 2026, it will be required to dissolve and liquidate and the securities held by the Initial Shareholders will be worthless because the Initial Shareholders have agreed to waive their rights to any liquidation distributions. The 1,931,900 shares of Pubco Class A Common Stock that will be received by the Sponsor, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[●] million based upon the closing price of $[●] per share on Nasdaq on [●], 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the interests of the Sponsor and the directors and officers of DTCS in securities of DTCS, the Sponsor and the directors and officers of DTCS have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of DTCS.

As a result of the interests of the Initial Shareholders in securities of DTCS, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to shareholders of DTCS, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of DTCS.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not improperly fetter the exercise of future discretion;

(v)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

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As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is sufficient disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

In addition, our Sponsor and our officers and directors may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. As a result, our Sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target. However, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination.

Potential investors should also be aware of the following other potential conflicts of interest:

●	Our officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs;

●	Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

DTCS is not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors, non-managing sponsor investors, or completing the business combination through a joint venture or other form of shared ownership with our Sponsor, officers or directors, or non-managing sponsor investors. In the event we seek to complete our initial business combination with a company that is affiliated (as defined in our amended and restated memorandum and articles of association) with our Sponsor, officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, stating that the consideration to be paid by us in such an initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

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Prior to or in connection with the completion of our initial business combination, there may be payment by the company to our Sponsor, officers or directors, or our or their affiliates, of a finder’s fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account.

DTCS cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.

In the event that we submit our initial business combination to our public shareholders for a vote, our Sponsor, officers and directors have agreed to vote their, and they and the other members of our management team have agreed to vote their and any shares purchased during or after the offering in favor of our initial business combination, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction. The non-managing sponsor investors are not required to (i) hold any units, DTCS Ordinary Shares they may purchase in the Initial Public Offering or thereafter for any amount of time, (ii) vote any DTCS Ordinary Shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of our initial business combination. The non-managing sponsor investors will have the same rights to the funds held in the trust account with respect to the DTCS Ordinary Shares underlying the units they may purchase in the Initial Public Offering as the rights afforded to our other public shareholders. However, if the non-managing sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-managing sponsor investors will potentially have different interests than our other public shareholders in approving our initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides that our officers and directors will be indemnified by us to the fullest extent permitted by law, as it now exists or may in the future be amended, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

DTCS’s officers and directors have agreed, and any persons who may become officers or directors prior to the initial business combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

DTCS’s indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

DTCS believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Recovery and Clawback Policy

Under the Sarbanes-Oxley Act, in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount, we can recoup those improper payments from our executive officers. The SEC has also recently adopted rules that direct national stock exchanges to require listed companies to implement policies intended to recoup bonuses paid to executives if the company is found to have misstated its financial results.

On December 1, 2023, our Board of Directors approved the adoption of the Compensation Recovery Policy. (the “Clawback Policy”), in order to comply with the final clawback rules adopted by the SEC under Rule 10D-1 under the Exchange Act (the “Rule”), and the listing standards, as set forth in Rule 5608 of the Nasdaq Listing Rules (collectively, the “Final Clawback Rules”).

The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from our current and former executive officers as defined in the Rule (“Covered Officers”) in the event that we are required to prepare an accounting restatement, in accordance with the Final Clawback Rules. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, our Board of Directors may recoup from the Covered Officers erroneously awarded incentive compensation received within a lookback period of the three completed fiscal years preceding the date on which we are required to prepare an accounting restatement.

The Sponsor and its Affiliates

The Sponsor is DT Cloud Star Management Limited, a British Virgin Islands company. Infinity-Star Holdings Limited, a British Virgin Islands company wholly owned by Mr. Guojian Chen (a non-U.S. person), and Jin Xin, a PRC resident, hold 20% and 80%, respectively, of the outstanding shares of our sponsor. Our sponsor is governed by its sole director, Mr. Guojian Chen. By virtue of these relationships, each of Mr. Xin and Mr. Chen may be deemed to share beneficial ownership of the securities held of record by our Sponsor. The Sponsor’s business purpose is to act as the sponsor of DTCS and the Sponsor has no other business purpose.

Kenneth Lam, who is the chief financial officer of DTCS, used to be the chief financial officer of Golden Star Acquisition Corporation between December 2021 and January 2025. Golden Star Acquisition Corporation completed its business combination with Gamehaus Holdings Inc in January 2025.

Shaoke Li, who is an independent director of DTCS, used to be the chief executive officer of DT Cloud Acquisition Corporation, a special purpose acquisition corporation, between December 2023 and June 2025. He was appointed as an independent director of Future Money Acquisition Corp, a special purpose acquisition corporation, on March 2026.

Chi Zhang, who is an independent director of DTCS, used to an independent director of Golden Star Acquisition Corporation between May 2023 and January 2025. Golden Star Acquisition Corporation completed its business combination with Gamehaus Holdings Inc in January 2025.

Fiduciary Duties

Each of our officers and directors currently have, and may have in the future have additional, fiduciary or contractual obligations to other entities, including the special purpose acquisition companies mentioned above with a class of securities registered under the Exchange Act. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Sam Zheng Sun	Sin Lian Seng Construction	WHOLESALE-HARDWARE	Chairman, Director, Chief Executive Officer

Kenneth Lam	-	-	-

Jiayi Liang	Junwei Investment Management Co., Ltd.	Capital Investment	Partner

Shaoke Li	Future Money Acquisition Corp	SPAC	Independent Director

Longjiao Li	Shenzhen Qianhai Hairun Huaxin Investment Co., Ltd.	Investment Management & IPO Advisory	General Manager

Chi Zhang	Grains Valley Capital	Early-stage venture capital	Partner

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF DTCS

Overview

DTCS is a blank check company incorporated in the Cayman Islands on November 29, 2022 as an exempted company with limited liability. DTCS was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which is referred to as a “target business.” DTCS is an emerging growth company and, as such, is subject to all of the risks associated with emerging growth companies.

On July 26, 2024, DTCS consummated the IPO of 6,900,000 DTCS Units, which includes the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 900,000 DTCS Units on July 25, 2024. Each DTCS Unit consists of one DTCS Ordinary Share, and one DTCS Right to receive one-ninth (1/9) of one DTCS Ordinary Share upon the consummation of an initial business combination. The DTCS Units were sold at an offering price of $10.00 per DTCS Unit, generating gross proceeds of $69,000,000. AGP served as the representative of the underwriters of the IPO.

Simultaneously with the closing of the IPO on July 26, 2024, DTCS consummated the private placement with the Sponsor, of 206,900 DTCS Private Units at a price of $10.00 per DTCS Private Unit, generating total gross proceeds of $2,069,000. As of July 26, 2024, a total of $69,000,000 of the net proceeds from the IPO were deposited in the Trust Account established for the benefit of Public Shareholders, with the Trustee acting as trustee.

DTCS Units started to be listed on The Nasdaq Global Market and began trading under the ticker symbol “DTSQU” on July 25, 2024. On September 12, 2024, DTCS announced that the holders of the DTCS Units may elect to separately trade the underlying component securities of the DTCS Units commencing on September 16, 2024. Those DTCS Units not separated continue to trade on Nasdaq under the symbol “DTSQU,” and each of the DTCS Ordinary Shares and DTCS Rights that have been separated trade on Nasdaq under the symbols “DTSQ” and “DTSQR,” respectively.

DTCS’s efforts to identify a prospective target business will not be limited to a particular industry or geographic location. DTCS’s management team is actively seeking out potential opportunities to pursue a business combination. Completion of an initial business combination is subject to, among other things, the negotiation and execution of a definitive agreement providing for the transaction, satisfaction of the closing conditions included therein and approval of the transaction by DTCS shareholders. Accordingly, there can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated in the near term. Nevertheless, DTCS is confident that it will be able to find a target business that will meet expectations. DTCS intends to capitalize on the strengths and experiences of its management team to select, acquire and form a business combination that has a competitive advantage in their core business and is positioned to bring in high returns and long-term sustainable growth.

DTCS initially had 15 months from the closing of the IPO to consummate its initial business combination. On October 22, 2025, DTCS entered into an amendment to the Trust Agreement with the Trustee. Pursuant to the Trust Agreement (as so amended), DTCS has the right to extend the time to complete its initial business combination for a period of 12 months from October 26, 2025 to October 26, 2026 by depositing into the Trust Account $75,000 for all remaining Public Shares for each one-month extension.

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Liquidity and Capital Resources

On July 26, 2024, DTCS consummated the IPO of 6,900,000 DTCS Units, which includes the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 900,000 DTCS Units on July 25, 2024. The DTCS Units were sold at an offering price of $10.00 per DTCS Unit, generating gross proceeds of $69,000,000. Simultaneously with the closing of the IPO on July 26, 2024, DTCS consummated the private placement with the Sponsor of 206,900 DTCS Private Units at a price of $10.00 per DTCS Private Unit, generating total gross proceeds of $2,069,000.

Following the IPO and the private placement, a total of $69,000,000 of the net proceeds were deposited in the Trust Account. DTCS intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (excluding deferred underwriting commissions and less taxes payable) to complete its initial business combination. DTCS may withdraw interest from the Trust Account to pay taxes. To the extent that DTCS’s equity or debt is used, in whole or in part, as consideration to complete its initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue growth strategies. DTCS intends to use the funds held outside the Trust Account primarily for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination.

For the three months ended March 31, 2026, cash provided by operating activities was $1,195, primarily due to payments made by the Sponsor, which offset DTCS’s operating expenditures during the period. As of March 31, 2026, DTCS had cash at bank of $1,656.

On March 31, 2026, DTCS had working capital deficit of $854,550, excluding deferred underwriting commissions and the available cash held in the Trust Account for marketable securities, which indicated a lack of liquidity needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance of the financial statements.

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, the Sponsor, officers, directors, or their affiliates may, but are not obligated to, loan DTCS funds as may be required. If DTCS completes its initial business combination, it will repay such loaned amounts. In the event that the initial business combination does not close, DTCS may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $300,000 of such loans may be convertible upon consummation of the initial business combination into DTCS Private Units at a price of $10.00 per DTCS Private Unit.

On October 28, 2024, DTCS issued an unsecured promissory note to the Sponsor, pursuant to which DTCS may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is non-interest-bearing and payable on the consummation of the initial business combination or converted upon consummation of the Business Combination into additional DTCS Private Units at a price of $10.00 per DTCS Private Unit. On July 29, 2025, DTCS entered into a Letter Agreement to the Working Capital Loan Note (the “Letter Agreement”) with the Sponsor, pursuant to which DTCS and the Sponsor agreed to terminate the Working Capital Loan Note and confirmed that the outstanding amount borrowed under the Promissory Note was $nil.

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On February 2, 2026, DTCS entered into the Business Combination Agreement with PrimeGen US, Inc. and certain other parties, pursuant to which DTCS intends to consummate its initial business combination through a series of merger transactions. Management believes that the consummation of the Business Combination, if completed, would provide DTCS with an operating business and additional capital resources. However, the completion of the Business Combination is subject to customary closing conditions, including regulatory approvals and shareholder approval, and there can be no assurance that the transaction will be consummated. Accordingly, the matters described above do not alleviate the substantial doubt about DTCS’s ability to continue as a going concern.

Additionally, in connection with the Extension Proposal at the Annual Meeting, a total of 5,247,491 Public Shares were tendered for redemption. The Redemption resulted in a significant reduction in the number of outstanding Public Shares and has impacted DTCS’s available liquidity. Management is actively managing DTCS’s cash resources to ensure that sufficient funds are available to meet the minimum cash condition required to consummate the Business Combination.

The Redemption, together with the extension of the business combination deadline, provides DTCS with additional time to pursue suitable acquisition targets. However, the redemption activity has reduced the amount of cash available outside of the Trust Account, and any further redemptions could further impact DTCS’s liquidity position and its ability to consummate the Business Combination. To support its ongoing liquidity needs and fund operating and transaction-related expenses, DTCS plans to issue additional promissory notes to the Sponsor or its affiliates, subject to mutually agreed terms. DTCS will continue to closely monitor its liquidity position and take appropriate actions to ensure that it maintains sufficient capital resources to complete the Business Combination.

Results of Operations

DTCS has neither engaged in any operations nor generated any revenue to date. DTCS’s entire activity since inception through March 31, 2026 related to its formation, the preparation for the IPO, and since the closing of the IPO, the search for a prospective initial business combination. DTCS does not expect to generate any operating revenues until the closing and completion of its initial business combination, at the earliest. DTCS will generate non-operating income in the form of interest income from the amount held in the Trust Account. DTCS expects to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with search for, and completing, a business combination.

For the three months ended March 31, 2026, DTCS had net loss of $110,289, which consisted of operating costs of $268,316, offset by interest and dividends earned on marketable securities held in the operating account and Trust Account of $158,027. For the three months ended March 31, 2025, DTCS had net income of $630,284, which consisted of operating costs of $110,859, offset by interest and dividends earned on marketable securities held in the operating account and Trust Account of $741,143.

Contractual Obligations

Registration Rights

Pursuant to a registration rights agreement entered into on July 24, 2024, the holders of the Founder Shares, DTCS Private Units (including securities contained therein), and DTCS Units (including securities contained therein) that may be issued on conversion of working capital loans are entitled to certain customary registration rights for the resale of such securities. The holders of these securities are entitled to make requests for no more than two demand registrations, excluding short form demands, that DTCS register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to DTCS’s completion of its initial business combination and rights to require DTCS to register for resale such securities pursuant to Rule 415 under the Securities Act. DTCS will bear the expenses incurred in connection with the filing of any such registration statements.

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Underwriting Agreement

The underwriters are entitled to a cash underwriting commission of 2.5% of the gross proceeds of the IPO upon the closing of the initial business combination, including (1) $0.15 per DTCS Unit, or $1,035,000 in the aggregate, payable to the underwriters in cash upon the consummation of the IPO, and (2) $0.10 per DTCS Unit, or $690,000 in the aggregate, for deferred underwriting commissions that will be placed in the Trust Account as described in the IPO Prospectus and payable to the underwriters in cash upon the consummation of the initial business combination. In addition, DTCS agreed to issue 69,000 DTCS Ordinary Shares (the “Representative Shares”) to AGP upon the consummation of the IPO as part of the underwriting compensation in connection with the offering. On July 26, 2024, DTCS issued 69,000 Representative Shares to AGP at the closing of the IPO, which have been received by AGP.

Administrative Services Agreement

On July 24, 2024, DTCS entered into an agreement with the Sponsor, pursuant to which DTCS agreed to pay the Sponsor a total of $10,000 per month for secretarial and administrative support services provided to DTCS through the earlier of consummation of the initial business combination and DTCS’s liquidation.

In addition, the Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on DTCS’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on DTCS’s behalf.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the periods reported. Actual results could materially differ from those estimates. A critical accounting estimate to DTCS’s unaudited financial statements includes the valuation of DTCS Ordinary Shares subject to possible redemption. DTCS has not identified any critical accounting estimates.

Recent Accounting Pronouncements

DTCS’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on DTCS’s unaudited financial statements.

Off-Balance Sheet Arrangements

As of March 31, 2026, DTCS did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Subsequent Events

On April 6, 2026, DTCS received a deficiency notice from Nasdaq stating that it no longer complies with Nasdaq Listing Rule 5450 (a)(2), which requires a minimum of 400 public shareholders for continued listing on the Nasdaq Global Market. DTCS has until May 21, 2026 to submit a compliance plan, and may be granted up to 180 days from the notice date to regain compliance if the plan is accepted. DTCS is evaluating strategic alternatives, including a potential transfer to the Nasdaq Capital Market. There can be no assurance that DTCS will successfully regain compliance or maintain its Nasdaq listing. DTCS filed a Form 8-K with the SEC on April 9, 2026 to disclose this matter.

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JOBS Act

DTCS qualifies as an “emerging growth company” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. DTCS elected to delay the adoption of new or revised accounting standards, and as a result, DTCS may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, DTCS’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company,” DTCS is not required to, among other things, (1) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until DTCS is no longer an “emerging growth company,” whichever is earlier.

Going Concern Consideration

As of December 31, 2025, DTCS had approximately $461 in cash and cash in escrow and working capital deficit of approximately $361,245. DTCS had net income of $2,132,715 for the year ended December 31, 2025, which is mainly from the interest and dividends earned in the Trust Account.

DTCS has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. DTCS initially had 15 months from the closing of the IPO to consummate its initial business combination. On October 22, 2025, DTCS entered into an amendment to the Trust Agreement with the Trustee. Pursuant to the Trust Agreement (as so amended), DTCS has the right to extend the time to complete its initial business combination for a period of 12 months from October 26, 2025 to October 26, 2026 by depositing into the Trust Account $75,000 for all remaining Public Shares for each one-month extension.

If DTCS does not complete a business combination by October 26, 2026 (unless further extended), it will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the DTCS Memorandum and Articles. As a result, this has the same effect as if DTCS had formally gone through a voluntary liquidation procedure under the Companies Act. Accordingly, no vote would be required from DTCS’s shareholders to commence such a voluntary winding up, dissolution and liquidation. If DTCS is unable to consummate its initial business combination by October 26, 2026 (unless further extended), DTCS will, as promptly as possible but not more than ten business days thereafter, redeem 100% of its outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, DTCS may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of Public Shareholders. In the event of dissolution and liquidation, DTCS’s warrants and rights will expire and will be worthless.

In connection with DTCS’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if DTCS is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that DTCS cease all operations, redeem the Public Shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern.

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Business Combination Agreement

Subsequent to December 31, 2025, on February 2, 2026, DTCS entered into the Business Combination Agreement with PrimeGen US, Inc. and certain other parties, pursuant to which DTCS intends to consummate its initial business combination through a series of merger transactions. Management believes that the consummation of the Business Combination, if completed, would provide DTCS with an operating business and additional capital resources. However, the completion of the Business Combination is subject to customary closing conditions, including regulatory approvals and shareholder approval, and there can be no assurance that the transaction will be consummated. Accordingly, the matters described above do not alleviate the substantial doubt about DTCS’s ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management has determined that DTCS has funds that are sufficient to fund the working capital needs of DTCS until the consummation of an initial business combination or the winding up of DTCS as stipulated in the DTCS Memorandum and Articles. The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of DTCS as a going concern.

Liquidity and Capital Resources

DTCS consummated the IPO of 6,900,000 DTCS Units, which includes the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 900,000 DTCS Units on July 25, 2024. The DTCS Units were sold at an offering price of $10.00 per DTCS Unit, generating gross proceeds of $69,000,000. Simultaneously with the closing of the IPO on July 26, 2024, DTCS consummated the private placement with the Sponsor of 206,900 DTCS Private Units at a price of $10.00 per DTCS Private Unit, generating total gross proceeds of $2,069,000.

Following the IPO and the private placement, a total of $69,000,000 of the net proceeds were deposited in the Trust Account. DTCS intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (excluding deferred underwriting commissions and less taxes payable) to complete its initial business combination. DTCS may withdraw interest from the Trust Account to pay taxes. To the extent that DTCS’s equity or debt is used, in whole or in part, as consideration to complete its initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue growth strategies. DTCS intends to use the funds held outside the Trust Account primarily for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination.

For the year ended December 31, 2025, cash used by operating activities was $410,968, primarily due to prepayment of formation and operational costs. As of December 31, 2025, DTCS had cash at bank of $461.

On December 31, 2025, DTCS had working capital deficit of $361,245, excluding deferred underwriting commissions and the available cash held in the Trust Account for marketable securities, which indicated a lack of liquidity needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance of the financial statements.

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, the Sponsor, officers, directors, or their affiliates may, but are not obligated to, loan DTCS funds as may be required. If DTCS completes its initial business combination, it will repay such loaned amounts. In the event that the initial business combination does not close, DTCS may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment.

On October 28, 2024, DTCS issued an unsecured promissory note to the Sponsor, pursuant to which DTCS may borrow up to an aggregate principal amount of $300,000 (the “Working Capital Loan Note”). The Working Capital Loan Note is non-interest-bearing and payable on the consummation of the initial business combination or converted upon consummation of the Business Combination into additional DTCS Private Units at a price of $10.00 per DTCS Private Unit. On July 29, 2025, DTCS entered into a Letter Agreement to the Working Capital Loan Note (the “Letter Agreement”) with the Sponsor, pursuant to which DTCS and the Sponsor agreed to terminate the Working Capital Loan Note and confirmed that the outstanding amount borrowed under the Promissory Note was $nil.

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On October 22, 2025, DTCS entered into an amendment to the Trust Agreement with the Trustee. Pursuant to the Trust Agreement (as so amended), DTCS has the right to extend the time to complete its initial business combination for a period of 12 months from October 26, 2025 to October 26, 2026 by depositing into the Trust Account $75,000 for all remaining Public Shares for each one-month extension. On October 23, 2025, DTCS issued an unsecured promissory note in the aggregate principal amount of $75,000 (the “Note”) to the Sponsor, in exchange for its depositing such amount into DTCS’s Trust Account in order to extend the amount of time available to complete the Business Combination. The Note does not bear interest and matures upon the closing of the Business Combination. In addition, the Note may be converted by the holder into DTCS Units identical to the DTCS Units issued in the IPO at a price of $10.00 per DTCS Unit.

On each of November 28, 2025 and January 6, 2026, DTCS deposited $75,000 into the Trust Account for monthly extensions. On March 16, 2026, DTCS deposited an additional $150,000 into the Trust Account representing monthly extension payments through March 2026. A payment in the amount of $225,000 was deposited into the Trust Account on July 10, 2026; and a payment in the amount of $75,000 was deposited into the Trust Account on July 14, 2026. These amounts are to be repaid at or after the Closing by Pubco out of available cash. No promissory notes were issued in connection with any of such payments, and these amounts due are not convertible into Private Units or any other securities of DTCS or of Pubco.

Additionally, in connection with the Extension Proposal at the Annual Meeting, a total of 5,247,491 Public Shares were tendered for redemption. The Redemption resulted in a significant reduction in the number of outstanding Public Shares and has impacted DTCS’s available liquidity. In connection with the Annual Meeting, DTCS and the Sponsor entered into a Non-Redemption Agreement with one unaffiliated third-party DTCS shareholder, providing that in exchange for such shareholder agreeing to not redeem (or validly rescind any redemption requests on) 600,000 DTCS Ordinary Shares at the Annual Meeting, the Sponsor agreed to transfer to this third party shareholder 200,000 DTCS Ordinary Shares owned by the Sponsor upon the closing of DTCS’s initial business combination.

The Redemption, together with the extension of the business combination deadline, provides DTCS with additional time to pursue suitable acquisition targets. However, the redemption activity has reduced the amount of cash available outside of the Trust Account, and any further redemptions could further impact DTCS’s liquidity position and its ability to consummate the Business Combination. To support its ongoing liquidity needs and fund operating and transaction-related expenses, DTCS plans to issue additional promissory notes to the Sponsor or its affiliates, subject to mutually agreed terms. DTCS will continue to closely monitor its liquidity position and take appropriate actions to ensure that it maintains sufficient capital resources to complete the Business Combination.

Results of Operations

DTCS has neither engaged in any operations nor generated any revenue to date. DTCS’s entire activity since inception through December 31, 2025 related to its formation, the preparation for the IPO, and since the closing of the IPO, the search for a prospective initial business combination. DTCS does not expect to generate any operating revenues until the closing and completion of its initial business combination, at the earliest. DTCS will generate non-operating income in the form of interest income from the amount held in the Trust Account. DTCS expects to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with search for, and completing, a business combination.

For the year ended December 31, 2025, DTCS had net income of $2,132,715, which consisted of operating costs of $557,174, offset by interest and dividends earned on marketable securities held in the operating account and Trust Account of $2,689,889.

Subsequent to December 31, 2025, on February 2, 2026, DTCS entered into the Business Combination Agreement with PrimeGen US, Inc. and certain other parties, pursuant to which DTCS intends to consummate its initial business combination. As the Business Combination had not been consummated as of December 31, 2025, the execution of the Business Combination Agreement did not have any impact on DTCS’s results of operations for the year ended December 31, 2025. Accordingly, DTCS did not recognize any revenues related to the target business during the period, and expenses continued to primarily consist of legal, accounting, advisory and other professional fees incurred in connection with identifying and evaluating a target business and preparing for the Business Combination.

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Contractual Obligations

Registration Rights

Pursuant to a registration rights agreement entered into on July 24, 2024, the holders of the Founder Shares, DTCS Private Units (including securities contained therein), and DTCS Units (including securities contained therein) that may be issued on conversion of working capital loans are entitled to certain customary registration rights for the resale of such securities. The holders of these securities are entitled to make requests for no more than two demand registrations, excluding short form demands, that DTCS register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to DTCS’s completion of its initial business combination and rights to require DTCS to register for resale such securities pursuant to Rule 415 under the Securities Act. DTCS will bear the expenses incurred in connection with the filing of any such registration statements. The number of shares of Pubco Class A Common Stock covered by the Registration Rights Agreement will be at least [*], which amount is comprised of (i) [*] shares of Pubco Class A Common Stock (including shares converted from Pubco Class B Common Stock) held by certain principals and other stockholders of PGUS and (ii) 1,931,900 shares of Pubco Class A Common Stock held by the Sponsor. In addition, depending on the number of Non-Redemption Warrants that will be issued to the Sponsor, an additional number of shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor will be covered by the Registration Rights Agreement (this number will be determined at the time of the Extraordinary General Meeting and will be a maximum of 1,931,900, which assumes 100% redemptions). All shares of Pubco Class A Common Stock that will be covered by the Registration Rights Agreement also will be subject to the Lock-up Agreements.

Underwriting Agreement

The underwriters are entitled to a cash underwriting commission of 2.5% of the gross proceeds of the IPO upon the closing of the initial business combination, including (1) $0.15 per DTCS Unit, or $1,035,000 in the aggregate, payable to the underwriters in cash upon the consummation of the IPO, and (2) $0.10 per DTCS Unit, or $690,000 in the aggregate, for deferred underwriting commissions that will be placed in the Trust Account as described in the IPO Prospectus and payable to the underwriters in cash upon the consummation of the initial business combination. In addition, DTCS agreed to issue 69,000 DTCS Ordinary Shares (the “Representative Shares”) to AGP upon the consummation of the IPO as part of the underwriting compensation in connection with the offering. On July 26, 2024, DTCS issued 69,000 Representative Shares to AGP at the closing of the IPO, which have been received by AGP.

Administrative Services Agreement

On July 24, 2024, DTCS entered into an agreement with the Sponsor, pursuant to which DTCS agreed to pay the Sponsor a total of $10,000 per month for secretarial and administrative support services provided to DTCS through the earlier of consummation of the initial business combination and DTCS’s liquidation.

In addition, the Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on DTCS’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on DTCS’s behalf.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the periods reported. Actual results could materially differ from those estimates.

A critical accounting estimate to DTCS’s financial statements includes the valuation of DTCS Ordinary Shares subject to possible redemption. DTCS has not identified any critical accounting estimates.

In connection with the Business Combination, management has estimated the costs related to the transaction, which include legal, accounting, advisory, and other professional fees. These costs are expensed as incurred and are subject to change depending on the final structure of the Business Combination and the parties involved. DTCS has not yet finalized the total amount of transaction costs, which will be reflected in the financial statements upon the consummation of the Business Combination.

Recent Accounting Pronouncements

DTCS’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on DTCS’s audited financial statements.

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INFORMATION ABOUT PGUS

BUSINESS

References in this section to “we,” “our,” “us,” the “Company” or “PrimeGen” generally refer to PrimeGen US, Inc.

Business Overview

PrimeGen is a development-stage biotechnology company focused on regenerative medicine therapies utilizing allogeneic mesenchymal stem cells (“MSCs”) and MSC-derived products. The Company’s core technology platform, stemXcell, is a proprietary MSC pre-activation process designed to enhance the immunomodulatory and anti-inflammatory properties of human umbilical cord-derived MSCs (“hUC-MSCs”).

PrimeGen’s therapeutic strategy is grounded in more than two decades of stem cell research. The Company’s approach is based on the growing scientific understanding that MSCs exert their therapeutic effects primarily through inflammation-modulatory and immunomodulatory mechanisms rather than through direct tissue engraftment. By pre-activating MSCs prior to administration, PrimeGen seeks to enhance these mechanisms in a controlled and reproducible manner. The StemXcell platform is designed to generate MSC populations with heightened anti-inflammatory and immunomodulatory signaling, and improved functional consistency relative to unmodified MSCs.

The Company’s initial therapeutic focus is acute inflammatory liver disease, including acute alcoholic hepatitis and related forms of acute liver failure. These conditions are associated with high morbidity and mortality and are characterized by dysregulated immune responses, cytokine signaling, and hepatocellular injury. PrimeGen’s lead product candidate, PGSXC-L1A, is an intravenously administered formulation of allogeneic, stemXcell-activated hUC-MSCs intended to modulate inflammatory cascades and support tissue repair in acute liver injury. PGSXC-L1A is currently in preclinical development. The Company has engaged in regulatory interactions to support future clinical development; however, no investigational new drug application has been submitted, and there can be no assurance that clinical trials will commence or that any product candidate will ultimately receive regulatory approval.

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Beyond acute liver disease, PrimeGen is contemplating evaluating the application of its MSC activation platform in additional inflammatory, autoimmune, and degenerative conditions. These may include disorders in which immune dysregulation or inflammatory signaling plays a central role, such as graft-versus-host disease, acute organ injury, or other severe inflammatory states. The Company’s platform is indication-agnostic in concept, but each potential application will require disease-specific preclinical validation and regulatory review. PrimeGen does not currently have approved clinical programs.

In parallel with its therapeutic development efforts, PrimeGen is developing non-therapeutic commercial products derived from MSC conditioned media and extracellular vesicles (“exosomes”). During MSC expansion and activation, the cells secrete a complex mixture of bioactive proteins, cytokines, growth factors, and vesicles into the surrounding culture medium. PrimeGen views these secreted products as co-products of its MSC platform rather than incidental by-products. The Company has developed, intends to further develop, formulations of MSC-derived conditioned media and exosomes for cosmetic and wellness applications, such as topical skincare or professional aesthetic use, subject to applicable regulatory constraints. These products are not intended to diagnose, treat, cure, or prevent disease and will be marketed, if at all, only in compliance with cosmetic and consumer product regulations.

PrimeGen’s business model therefore spans two complementary domains: (i) regulated therapeutic development of MSC-based biologics intended for serious medical conditions and (ii) non-therapeutic commercial applications of MSC-derived products in cosmetic and wellness markets. With respect to its sole therapeutic product candidate, PGSXC-L1A, PrimeGen is pre-revenue and has not received regulatory approval for such product candidate. The Company’s sole therapeutic product candidate remains investigational. Commencing on or about January 1, 2026, the Company has begun the manufacture and sale of aesthetic exosome skin care products, including under the brand name Étrive, and has derived limited initial sales related thereto. The Company believes this dual-track approach could diversify development risk and leverage common scientific and manufacturing capabilities; however, both domains involve significant scientific, regulatory, and execution risks.

Industry Overview

PrimeGen operates within the regenerative medicine and biotechnology industry, a sector characterized by rapid scientific innovation, long development timelines, substantial capital requirements, and intensive regulatory oversight. Regenerative medicine encompasses a broad range of technologies, including cell therapies, gene therapies, tissue-engineered products, and biologics intended to restore or modulate biological function. Within this landscape, MSC-based therapies represent a significant and actively researched category, particularly for inflammatory and immune-mediated conditions.

MSC therapeutics have been investigated across a wide range of indications due to their immunomodulatory, anti-inflammatory, and trophic properties. Numerous academic institutions and biotechnology companies have conducted preclinical and clinical studies evaluating MSCs derived from various tissue sources, including bone marrow, adipose tissue, and perinatal tissues. While many MSC programs have encountered challenges related to variability, manufacturing scalability, and inconsistent clinical outcomes, recent regulatory developments demonstrate that approval of MSC-based therapies is feasible when supported by robust data and manufacturing controls.

At the same time, MSC-based approaches compete with alternative therapeutic modalities. Small-molecule drugs, monoclonal antibodies, and gene-based therapies are being developed for many of the same inflammatory and degenerative diseases targeted by cell therapies. In certain disease areas, conventional pharmacologic approaches may offer advantages in scalability, dosing predictability, or cost, while cell-based therapies may offer differentiated biological mechanisms. As a result, companies developing MSC therapies generally may need to demonstrate clear safety, consistency, and clinical benefits, among other things, to achieve adoption.

The regulatory environment for regenerative medicine continues to evolve globally. In the United States, MSC therapies that involve more-than-minimal manipulation or non-homologous use are regulated as biologics and require investigational new drug authorization and biologics license approval prior to commercialization. The regulatory pathway for exosome-based therapeutic products has not been clearly established by FDA or other regulatory authorities worldwide. There is limited regulatory precedent for the approval of exosome-based therapies, and regulatory authorities have not issued comprehensive guidance specifically addressing the development, manufacturing, characterization, quality control or clinical testing requirements for such products. It is unclear whether FDA or other regulators will classify exosome product candidates as drugs, biologics, gene therapies, combination products or some other regulatory category, and what specific regulatory requirements will apply. Comparable advanced therapy frameworks exist in other major markets, including Europe and Asia-Pacific jurisdictions. Regulatory agencies have increased enforcement against unapproved stem cell and exosome products, particularly those marketed directly to consumers without authorization, which has raised barriers for non-compliant actors while reinforcing the importance of formal development pathways.

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In parallel, a distinct but related market has emerged for MSC-derived conditioned media and exosomes (collectively the “secretome”) in cosmetic and wellness applications. Interest in these products has grown as scientific research has highlighted the role of MSC secretomes in intercellular signaling and tissue homeostasis. Commercial activity in this area is particularly visible in Asia-Pacific markets, where cosmetic products incorporating cell-derived ingredients have gained consumer traction. However, regulatory authorities generally restrict such products to cosmetic claims and closely scrutinize any implication of therapeutic benefit. The regulatory treatment of exosome-containing products remains an area of ongoing development, and requirements may change over time.

Overall, the regenerative medicine industry presents a high-risk, high-reward profile. Development cycles are lengthy, failure rates are significant, and regulatory expectations are stringent. At the same time, successful products can address substantial unmet medical needs and achieve meaningful commercial value. Within this environment, PrimeGen seeks to position itself as an early-stage entrant focused on MSC activation technology and disciplined regulatory development, operating in competition with both direct MSC therapy developers and companies pursuing alternative therapeutic and cosmetic approaches

Products and Services

PrimeGen’s products and services are centered on its proprietary MSC technology platform and can be grouped into two primary categories: (i) investigational therapeutic products based on activated MSCs, and (ii) non-therapeutic commercial products derived from MSC conditioned media and exosomes. All products remain in development, and no product has received regulatory approval.

Investigational Therapeutic Product

Therapeutic Product – Activated MSC Therapies

PrimeGen’s therapeutic pipeline consists of investigational, allogeneic MSC-based biologic products intended for the treatment of serious inflammatory and immune-mediated diseases. These products are derived from human umbilical cord–derived MSCs (“hUC-MSCs”) that have undergone the Company’s proprietary stemXcell pre-activation process prior to administration. PGUS’s lead and currently sole therapeutic product candidate is PGSXC-L1A. For details, see “Lead Product Candidate – PGSXC-L1A” below. In addition to PGSXC-L1A, PGUS continues to evaluate potential future applications of its stem cell activation technologies and related platform capabilities. These activities are currently at an early research and evaluation stage, and PGUS has not selected any additional therapeutic product candidates for formal development.

Platform Rationale and Mechanism

Scientific evidence suggests that MSCs exert their therapeutic effects primarily through inflammation-modulatory and immunomodulatory mechanisms rather than long-term engraftment or differentiation. MSCs respond dynamically to inflammatory environments by secreting cytokines, growth factors, and exosomes that can modulate immune cell activity, attenuate inflammatory cascades, and support tissue repair. However, unmodified MSCs may exhibit variability in potency depending on donor source, culture conditions, and the inflammatory context at the site of injury.

The fundamental principle of the stemXcell platform is a series of methods designed to enhance certain functional characteristics of human umbilical cord-derived mesenchymal stem cells (“hUC-MSCs”) without genetic modification (such as gene knockout, gene insertion or chromatin modification). In practice, hUC-MSCs are cultured in media containing multiple cytokines intended to enhance and modulate certain intrinsic cellular functions. The stemXcell platform is based on the theory that the therapeutic functions of hUC-MSCs are primarily associated with their immunomodulatory, inflammation-modulating and tissue-regenerative properties. By cultivating hUC-MSCs in a selected cytokine environment, with cytokine concentrations controlled and monitored throughout the process, PrimeGen seeks to manipulate cellular signaling pathways through cytokine-receptor interactions on the surface of hUC-MSCs. The Company believes that this process may functionally alter certain cellular characteristics and may enhance capabilities associated with: (i) secretion of anti-inflammatory cytokines; (ii) immunomodulatory activity, including inhibition of T-cell proliferation; (iii) homing of hUC-MSCs to sites of inflammation; and (iv) promotion of tissue regeneration. The stemXcell activation methodology is considered a platform technology because the functional characteristics of the cells can be modulated through changes in activation conditions, including the types of cytokines used, their concentrations and the duration of exposure. By adjusting these activation conditions, PrimeGen seeks to produce hUC-MSCs with functional characteristics tailored to an intended therapeutic application.

The stemXcell platform was initially developed in 2019 through laboratory research focused on optimizing cytokine-based activation methods for hUC-MSCs. Since that time, PrimeGen has continued to refine the platform and has expanded its use from laboratory-scale research to manufacturing-scale production processes. PrimeGen is continuing to optimize and develop the platform, and the platform is not considered fully developed. Additional research, process development, manufacturing validation and clinical testing will be required before any stemXcell-derived therapeutic product candidate may be approved for commercial use.

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Lead Product Candidate – PGSXC-L1A

PrimeGen’s lead and sole therapeutic candidate, PGSXC-L1A, is an intravenously administered formulation of stemXcell-activated hUC-MSCs intended for the treatment of acute inflammatory liver disease, including acute alcoholic hepatitis and related forms of acute liver failure. These conditions are characterized by severe immune dysregulation, cytokine-mediated hepatocellular injury, and high short-term mortality, with limited approved therapeutic options.

The Company and its collaborators have conducted two published preclinical studies evaluating activated human umbilical cord-derived mesenchymal stem cells (“activated hUC-MSCs”) in humanized FRG mouse models of acute alcohol-induced liver injury. In the first study, published in 2022, a total of 52 animals were evaluated across two cohorts. In the second cohort, all 21 animals treated with activated hUC-MSCs survived to the planned endpoint, compared with 3 of 5 animals treated with non-activated MSCs and 1 of 7 vehicle-treated animals. Investigators also reported reductions in certain serum liver injury biomarkers and changes in molecular markers associated with inflammation, tissue injury, and programmed cell death in activated MSC-treated animals. In a second study, published in 2024, 62 humanized mice were randomized to receive vehicle control or activated hUC-MSCs at five dose levels ranging from 28,000 to 1,000,000 cells per injection. In the study, the highest dose group achieved a statistically significant survival benefit compared with vehicle-treated animals, with 8 of 11 animals surviving to endpoint versus 3 of 10 vehicle-treated animals. These studies were exploratory, conducted in non-clinical animal models, and may not be predictive of safety or efficacy outcomes in humans.

PGSXC-L1A is currently in preclinical development. The Company has undertaken activities to support future clinical evaluation, including manufacturing process development, preclinical safety assessments, and regulatory planning. No investigational new drug application has been approved, and there can be no assurance that clinical trials will commence or that any trial will demonstrate safety or efficacy. To support the future clinical development of PGSXC-L1A, PrimeGen is working with a transplant surgeon affiliated with the University of Southern California Keck School of Medicine and a global contract research organization that provides clinical development, regulatory and trial management services. The same contract research organization is also assisting PrimeGen with its regulatory strategy and interactions with the FDA. With these parties, PrimeGen has developed a draft Phase 1 clinical trial protocol for PGSXC-L1A for the treatment of acute alcoholic hepatitis (“AAH”), which was included in briefing materials submitted to the FDA in connection with a pre-IND meeting held on December 17, 2025, as discussed below.

For preclinical safety and development assessments, PrimeGen is conducting dose-efficacy studies in humanized mice and tolerability and feasibility studies in swine in collaboration with the University of Southern California Keck School of Medicine. PrimeGen is also working with a third-party contract research, development and manufacturing organization to conduct a GLP safety and toxicity study in rats. For manufacturing process development, PrimeGen has worked for several years with a third-party provider specializing in mesenchymal stem cell (hMSC) and exosome bioprocess technologies. In addition, PrimeGen is currently negotiating and working with multiple contract development and manufacturing organizations (CDMOs) to transfer manufacturing and quality control technologies and to establish a manufacturing supply network for PGSXC-L1A and related product candidates in accordance with current good manufacturing practice (cGMP) requirements.

On December 17, 2025, PrimeGen conducted a pre-IND meeting with the FDA regarding the planned development of PGSXC-L1A. In written meeting minutes provided by the FDA on January 8, 2026, the FDA indicated, among other things, that: (i) the planned nonclinical swine study is adequately designed to support the use of PGSXC-L1A in a first-in-human clinical trial; (ii) PrimeGen should consider refining its nonclinical development program to reduce the use of animals and that a single safety study that includes a cell distribution assessment group may be adequate to support the planned clinical trial; (iii) a 10-month study duration is not necessary to support the proposed clinical trial; (iv) a tumorigenicity study is not required for MSC-derived products and a three-month GLP safety and toxicity study, assuming resolution or stabilization of any observed toxicities, is likely adequate to support the planned clinical trial; and (v) the FDA deferred to PrimeGen regarding the appropriate approach to refining its nonclinical development program to reduce the number of animals used while generating interpretable data. Following the FDA’s feedback, PrimeGen modified certain aspects of its preclinical development program, including eliminating a planned stand-alone biodistribution study and reducing the duration and number of animals used in certain studies. PrimeGen believes these changes may streamline development while continuing to generate the data necessary to support a future IND submission.

Before submitting an IND for PGSXC-L1A, it plans to complete several remaining development activities. These activities include completion of its ongoing preclinical studies, including the humanized mouse study, the tolerability and feasibility study in swine, and the GLP safety and toxicity study in rats. PrimeGen must also finalize its manufacturing process, complete engineering runs and initial phase-appropriate GMP manufacturing runs to generate material for preclinical and clinical use, and finalize the clinical trial protocol and clinical site preparation activities, including preparation of the Investigator’s Brochure and Informed Consent documents. As of June 2026, PrimeGen anticipated completing these activities within the next six to twelve months and, if development proceeds as expected, may submit an IND in the first half of 2027 to support a Phase 1 clinical trial of PGSXC-L1A for the treatment of acute alcoholic hepatitis. However, there can be no assurance that these activities will be completed on the anticipated timeline, that an IND will be submitted or allowed by the FDA, or that clinical trials will commence as planned.

Potential Pipeline Expansion

Beyond acute liver disease, PrimeGen is contemplating evaluating additional therapeutic indications for its activated MSC platform. Potential areas of interest may include acute inflammatory and immune-mediated conditions in which dysregulated immune responses play a central role, such as graft-versus-host disease, acute organ injury, and other severe inflammatory syndromes. The Company may also explore chronic inflammatory or degenerative conditions where the biological activities associated with MSCs may warrant further investigation.

Each potential indication will require disease-specific preclinical validation, manufacturing adaptation, and regulatory review. PrimeGen does not currently have additional therapeutic candidates in clinical development, and no assurance can be given that the platform will be successfully applied to other indications.

Non-therapeutic Commercial Products

Biomedical Commercial Products – MSC-Derived Conditioned Media and Exosomes

In parallel with its therapeutic programs, PrimeGen is developing non-therapeutic commercial products derived from MSC conditioned media and exosomes, including under the brand name Étrive. During MSC expansion and activation, the cells secrete a complex mixture of bioactive factors into the surrounding culture medium, including cytokines, growth factors, lipids, nucleic acids, and vesicles involved in intercellular signaling.

PrimeGen views these secreted materials as co-products of its MSC platform rather than incidental by-products. The Company refers to these materials collectively as “conditioned media” and, when further processed, as MSC-derived exosomes. Scientific literature indicates that MSC-secreted molecules play a significant role in mediating the biological effects of MSCs, including effects on inflammation, tissue repair, and cellular communication. However, most evidence supporting these effects is derived from laboratory or preclinical studies, and large-scale clinical validation is limited.

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Intended Applications and Product Formats

PrimeGen has developed, and intends to further develop, formulations of MSC-derived conditioned media and exosomes for cosmetic and wellness applications, , including under the brand name Étrive. Potential product formats include topical skincare formulations, professional aesthetic treatment adjuncts, and other non-therapeutic consumer products. These products are intended solely for cosmetic or wellness use and are not designed to diagnose, treat, cure, or prevent disease.

Development Status

PrimeGen’s currently sole therapeutic MSC product candidate PGSXC-L1A has not received regulatory approval and has not commenced FDA-authorized clinical trials. PrimeGen has developed and recently launched formulations of MSC-derived conditioned media and exosomes under the Étrive skin solutions brand for cosmetic and wellness applications in the United States. These products are intended solely for cosmetic or wellness use and are not designed to diagnose, treat, cure, or prevent disease. Based on PrimeGen’s current understanding of applicable FDA requirements, its non-therapeutic cosmetic and wellness products that are marketed solely for cosmetic purposes and do not make drug or therapeutic claims, are not subject to FDA premarket approval requirements. To date, market activity has been limited, and the Company has generated limited revenue from exosome-based cosmetic product sales. Although the Company has provided exosome-based cosmetic product samples to potential customers in Hong Kong for evaluation purposes, no sales have been made outside the United States to date. The Company has entered into a marketing support agreement and a fulfillment agreement with service providers to support the commercialization of its Étrive skin solutions products in the U.S., and anticipates entering into additional distributor or reseller agreements in various territories in the future.

Competitive Strengths

PrimeGen believes its competitive position within the regenerative medicine and MSC-based therapy landscape is supported by a combination of proprietary technology, scientific know-how, manufacturing strategy, and disciplined regulatory orientation. While the Company remains in an early stage of development and faces significant execution risk, the following factors differentiate its approach from many other participants in the field.

PrimeGen’s sole therapeutic product PGSXC-L1A remains in development and has not received regulatory approval and has not commenced FDA-authorized clinical trials. The Company recently launched cosmetic conditioned media and exosome products under the Étrive skin solutions brand; however, these products have had only limited market activity, and only limited revenue has been generated to date. Substantial additional development, regulatory review, and capital investment will be required before any therapeutic product may be commercialized, and substantial additional investment in manufacturing, marketing, and distribution will be required to achieve meaningful commercial success for cosmetic products.

Proprietary MSC Pre-Activation Platform

The central element of PrimeGen’s competitive strategy is its stemXcell MSC pre-activation platform. Scientific publications have reported that the biological activity of MSCs may be influenced by factors including donor source, culture conditions, inflammatory environment, and other aspects of manufacturing and administration. As a result, investigators have explored various approaches intended to modify or standardize MSC biological properties prior to clinical use. In unmodified form, MSCs may exhibit variable potency depending on donor source, culture history, inflammatory context, and timing of administration.

PrimeGen’s approach differs from conventional MSC therapies by activating human umbilical cord-derived mesenchymal stem cells (hUC-MSCs) ex vivo under defined culture conditions prior to administration. In the studies conducted by PrimeGen and its collaborators, hUC-MSCs were exposed to three specific cytokines (“triple cocktail”) during manufacturing before harvest and administration. The Company has evaluated activated hUC-MSCs as a distinct product candidate in preclinical studies based on observed differences in certain biological characteristics relative to non-activated MSCs. The therapeutic relevance of the activation process and the extent to which it may influence clinical outcomes in humans have not been established. The therapeutic relevance of the activation process and the extent to which it may influence clinical outcomes in humans have not been established.

While similar priming approaches have been described in academic and commercial research settings, PrimeGen’s efforts are focused on developing a defined activation process that can be incorporated into its manufacturing workflow. The Company continues to evaluate the consistency and scalability of this process as development progresses.

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Selection of Umbilical Cord–Derived Allogeneic MSCs

PrimeGen utilizes MSCs derived from human umbilical cord tissue rather than adult tissue sources such as bone marrow or adipose tissue. Umbilical cord–derived MSCs are generally considered less mature biologically and less immunogenic than adult tissue-derived MSCs, with lower expression of HLA class II and co-stimulatory molecules. Additionally, umbilical cord-derived MSCs exhibit significantly higher proliferation rates compared to adult tissue sources, which supports scalable manufacturing and consistent production of therapeutic doses. These properties may support their use in allogeneic, “off-the-shelf” applications without the need for patient-specific cell sourcing.

The Company believes that the combination of perinatal tissue sourcing and controlled pre-activation may further enhance immune compatibility and functional consistency. In contrast, some competing MSC programs rely on adult donor sources that may exhibit greater donor-to-donor variability or age-related functional decline. PrimeGen’s strategy is intended to support scalable manufacturing while maintaining a consistent biological starting material.

Focus on Paracrine and Immunomodulatory Mechanisms

PrimeGen’s development strategy is informed by an evolving scientific consensus that MSC therapeutic effects are mediated predominantly through paracrine signaling and immune modulation rather than durable engraftment or differentiation. This perspective influences both the Company’s therapeutic development and its parallel commercialization of MSC-derived conditioned media and exosomes.

By aligning its therapeutic and commercial programs around the same biological mechanisms — namely, MSC secretome activity — PrimeGen seeks to build a coherent scientific platform rather than a collection of unrelated products. The Company believes this integrated understanding of MSC biology may allow it to design more targeted activation protocols and to rationally expand into additional indications over time.

Manufacturing and Scalability Orientation

Manufacturing consistency and scalability have been persistent challenges in the MSC field. Many early MSC programs encountered difficulties in producing large quantities of cells with reproducible potency across batches and clinical sites. PrimeGen has structured its development strategy with these challenges in mind, emphasizing standardized cell sourcing, defined activation protocols, cryopreservation compatibility, and reliance on established contract manufacturing infrastructure.

The Company’s use of allogeneic cells supports centralized manufacturing and distribution models, in contrast to autologous approaches that require patient-specific production. PrimeGen believes that addressing manufacturability early in development may reduce downstream risks associated with late-stage scale-up, although no assurance can be given that manufacturing challenges will not arise.

Dual-Track Therapeutic and Commercial Strategy

PrimeGen’s pursuit of both regulated therapeutic products and non-therapeutic commercial products derived from MSC conditioned media represents a differentiated business approach. While many MSC-focused companies concentrate exclusively on therapeutic development, PrimeGen intends to leverage common scientific and manufacturing capabilities across both domains.

The Company believes this dual-track strategy may diversify development risk and allow earlier market engagement through cosmetic and wellness products, subject to any applicable regulatory limitations. However, PrimeGen recognizes that these markets are distinct, regulated differently, and require separate commercialization strategies. The Company does not rely on cosmetic products as a substitute for therapeutic development and does not assume that success in one domain ensures success in the other.

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Intellectual Property and Know-How

PrimeGen has licensed an intellectual property portfolio from an affiliated entity, PGB, covering aspects of MSC activation, therapeutic applications, and MSC-derived products, supported by trade secrets and proprietary process knowledge. PGB is a sister company under common control with PrimeGen. The exclusive license agreement grants PrimeGen worldwide rights to develop, manufacture, and commercialize products using the licensed intellectual property. The license requires PrimeGen to pay royalties on net sales of covered products and maintain the patents in good standing. The license may be terminated by PGB under certain circumstances, including material breach by PrimeGen. PrimeGen does not directly own such intellectual property but rather holds an exclusive license from a related party, which creates material dependency risks including the risk that the license could be terminated. See “Risk Factors - Risks Related to Our Business and Industry - Our business is highly dependent on our ability to obtain, maintain and enforce licenses covering key technologies, trademarks and other intellectual property assets that we do not own outright.” In a field where many basic MSC concepts are widely published, the Company’s competitive position depends not only on its licensed patents but also on its licensed know-how related to activation conditions, manufacturing controls, and quality attributes.

The Company’s scientific team has extensive experience in stem cell research, contributing to its ability to design experiments, interpret data, and adapt protocols efficiently. PrimeGen believes that this accumulated expertise, combined with its exclusive license to certain intellectual property, creates meaningful barriers to replication, although it acknowledges that intellectual property risks remain inherent in the biotechnology industry.

Competition

PrimeGen operates in a highly competitive environment spanning therapeutic biotechnology, regenerative medicine, and cosmetic and wellness markets. Competition exists not only from companies pursuing MSC-based therapies, but also from developers of alternative therapeutic modalities and from commercial providers of products making similar cosmetic or wellness claims.

Competition in MSC and Cell-Based Therapies

Numerous biotechnology companies and academic institutions are developing MSC-based or MSC-like therapies for inflammatory and degenerative diseases. Competitors vary in cell source, manufacturing strategy, and clinical focus.

Some companies, such as those utilizing adult tissue-derived MSCs, have advanced clinical programs in indications including graft-versus-host disease, cardiovascular disease, and orthopedic conditions. Others employ alternative manufacturing strategies, such as deriving MSC-like cells from induced pluripotent stem cells, with the goal of improving scalability and consistency. These approaches may offer advantages in certain contexts but introduce distinct technical and regulatory complexities.

PrimeGen’s activated MSC approach competes directly with both unmodified MSC therapies and alternative MSC engineering strategies. While pre-activation may offer theoretical advantages in potency or consistency, competing approaches may achieve clinical success through different mechanisms, such as cell source selection, genetic modification, or dosing strategies. Clinical outcomes, safety profiles, and manufacturing feasibility will ultimately determine competitive positioning.

In addition to commercial developers, academic centers and hospital-based programs continue to conduct investigator-initiated MSC trials, particularly in jurisdictions with permissive regulatory frameworks. Although these programs may not pursue commercialization, they contribute to the overall competitive environment by generating data, influencing clinical practice, and shaping regulatory expectations.

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Competition from Non-Cellular Therapeutic Modalities

PrimeGen’s therapeutic targets also face competition from non-cellular approaches, including small-molecule drugs, monoclonal antibodies, and gene-based therapies. In inflammatory liver disease, for example, companies are pursuing pharmacologic agents designed to modulate immune signaling, fibrosis, or metabolic pathways. If such therapies demonstrate safety, efficacy, and scalability, they may become standard-of-care treatments that reduce the clinical or commercial opportunity for cell-based therapies.

More broadly, advances in gene editing, RNA-based therapeutics, and targeted biologics continue to reshape the treatment landscape for immune-mediated diseases. These modalities may offer advantages in dosing precision, manufacturing, or cost, and may compete with MSC therapies even if they address disease mechanisms differently.

Competition in Cosmetic and Wellness Applications

In the cosmetic and wellness domain, PrimeGen faces competition from established skincare brands, aesthetic treatment providers, and emerging companies offering products incorporating growth factors, peptides, platelet-derived materials, or cell-derived ingredients. Some competitors market products described as containing stem cell conditioned media or exosomes, particularly in Asia-Pacific markets.

The competitive landscape in this segment is fragmented and evolving, with varying levels of scientific rigor, manufacturing control, and regulatory compliance among market participants. PrimeGen believes that product quality, consistency, and scientific credibility may differentiate its offerings; however, consumer perception, branding, and regulatory developments will also play significant roles in market adoption.

Additionally, regulatory scrutiny of exosome-containing products may limit or reshape the competitive field. Companies unable or unwilling to adapt to evolving regulatory expectations may exit the market, while compliant developers may face increased costs and longer timelines.

Competitive Dynamics and Risks

PrimeGen competes not only for market share but also for capital, strategic partners, manufacturing capacity, and clinical trial participants. Many regenerative medicine companies target overlapping indications and rely on similar pools of patients, investigators, and contract service providers. Competition for these resources may affect development timelines and costs.

As an early-stage company, PrimeGen faces competitors with greater financial resources, more advanced clinical programs, or established commercial infrastructure. If competitors achieve regulatory approvals or market penetration ahead of PrimeGen, they may establish standards of care or brand recognition that could limit PrimeGen’s opportunities. Conversely, failures by competitors may increase regulatory caution or investor skepticism toward the broader MSC field.

Growth Strategies

PrimeGen’s growth strategy is focused on advancing its proprietary MSC activation platform through disciplined clinical development, expanding its product pipeline in a technically rational manner, leveraging non-therapeutic commercial applications of MSC-derived products where permitted, and forming strategic partnerships to support development, manufacturing, and market access. The Company’s strategy emphasizes stepwise validation, regulatory compliance, and capital efficiency.

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Advancement of Lead Therapeutic Program into Clinical Development

PrimeGen’s near-term growth objective is to advance its lead therapeutic candidate, PGSXC-L1A, toward initial clinical evaluation, subject to FDA acceptance of a future investigational new drug application. This program serves both as a potential product opportunity and as a platform validation effort for the stemXcell activation approach. The Company’s development activities include preclinical pharmacology, safety, and biodistribution studies; development of potency and identity assays; and refinement of manufacturing and cryopreservation processes suitable for clinical use. Following its pre-IND interactions with FDA in late 2025 and early 2026, the Company continues to prepare for a future IND submission; however, there can be no assurance that FDA will accept any IND the Company may submit, that FDA will permit the Company to commence clinical trials on the Company’s anticipated timeline, if at all, or that any clinical trials, if initiated, will be successful.

From a technical perspective, PrimeGen’s growth strategy prioritizes generating data that demonstrate reproducibility and functional consistency of activated MSCs across manufacturing batches. Given historical variability observed in MSC clinical programs, the Company believes that establishing robust quality attributes — such as defined activation markers, cytokine secretion profiles, and in vitro functional assays — will be critical to regulatory and clinical acceptance. PrimeGen intends to design early clinical studies to evaluate safety, tolerability, and exploratory biological activity, recognizing that additional studies may be required to demonstrate efficacy.

The Company does not assume that successful preclinical results will translate into positive clinical outcomes and acknowledges that clinical development timelines are uncertain and subject to regulatory review.

Platform-Based Pipeline Expansion

Beyond its initial liver-focused program, PrimeGen is contemplating pursuing pipeline expansion by applying its MSC activation platform to additional indications characterized by immune dysregulation or inflammatory injury. Rather than pursuing broad, non-specific applications, this strategy, if pursued, would emphasize disease-specific optimization of activation protocols.

From a scientific standpoint, PrimeGen views MSCs as adaptable biological agents whose secretory and immunomodulatory behavior can be influenced by activation conditions. The Company intends to explore whether different activation profiles — such as varying cytokine exposure, timing, or culture conditions — may be better suited to specific disease contexts. For example, an activation protocol optimized for acute inflammatory liver injury may differ materially from one intended for graft-versus-host disease or acute organ injury.

Pipeline expansion decisions will be informed by preclinical mechanistic data, feasibility of manufacturing at scale, and regulatory considerations. PrimeGen does not intend to advance multiple indications simultaneously without sufficient resources and data to support parallel development.

Development of MSC-Derived Conditioned Media and Exosome Products

In parallel with therapeutic development, PrimeGen’s growth strategy includes the development of non-therapeutic commercial products derived from MSC conditioned media and exosomes. These efforts are intended to leverage the same underlying cell culture and activation processes used in therapeutic development, thereby maximizing return on scientific and manufacturing investment.

From a technical perspective, the Company is focused on standardizing the collection, purification, processing, and characterization of conditioned media and exosomes to ensure consistency and traceability. Purification is believed to be a critical process step that may influence the potency and composition of the final product. PrimeGen believes that controlled activation of MSCs combined with optimized purification methods may influence the composition of the secretome, potentially enabling more reproducible product profiles than unconditioned cell cultures.

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Commercialization of these products will proceed cautiously and in compliance with applicable cosmetic and consumer product regulations. PrimeGen does not assume that scientific interest in MSC secretomes will translate directly into commercial success and recognizes that consumer acceptance, regulatory developments, and competitive dynamics will materially influence outcomes.

Strategic Partnerships and External Collaboration

PrimeGen’s growth strategy relies on strategic partnerships to augment internal capabilities and manage capital requirements. The Company intends to leverage collaborations with academic institutions, contract manufacturing organizations, and potential commercial partners rather than building all capabilities in-house.

From a development standpoint, partnerships with academic and clinical collaborators support access to disease models, technical expertise, and clinical insight. Manufacturing partnerships allow the Company to access established infrastructure for cell expansion, cryopreservation, and quality control without incurring the cost and risk of building proprietary large-scale facilities at an early stage.

Commercial and regional partnerships may also play a role in future growth, particularly for international markets or for non-therapeutic product distribution. PrimeGen evaluates partnership opportunities selectively and does not assume that suitable partners will be available on acceptable terms.

International Development and Regulatory Strategy

PrimeGen’s growth strategy contemplates international development pathways alongside U.S. regulatory engagement. The Company is monitoring regulatory frameworks in multiple jurisdictions, including Asia-Pacific markets, where regenerative medicine and cosmetic applications of cell-derived products have shown significant activity.

From a technical and regulatory perspective, PrimeGen believes that aligning early development with internationally recognized standards — such as consistent manufacturing controls, validated assays, and well-documented preclinical data — may facilitate future regulatory interactions across jurisdictions.

Ongoing Innovation and Knowledge Development

Sustained innovation is a core component of PrimeGen’s growth strategy. The Company intends to continue investing in research to refine its activation protocols, improve understanding of MSC secretome biology, and develop next-generation product concepts. This includes evaluating new culture conditions, activation stimuli, and analytical methods to better characterize MSC behavior and potency.

PrimeGen believes that continued scientific engagement — through internal research, publication, and participation in the broader regenerative medicine community — supports both technical advancement and credibility. However, innovation efforts require ongoing capital investment and may not result in commercially viable products.

Revenue Model

PrimeGen is a development-stage biotechnology company and has not generated material product revenue to date. The Company has incurred substantial net losses and negative cash flows from operations since inception and expects to continue to incur substantial losses for the foreseeable future, which raises substantial doubt about the Company’s ability to continue as a going concern. The Company will require substantial additional funding to continue operations, and if unable to raise capital when needed on acceptable terms, the Company could be forced to delay, reduce or eliminate development programs, commercialization efforts or other operations. PrimeGen’s revenue model is forward-looking and depends on the successful development, regulatory approval, and commercialization of its product candidates. The Company does not expect to generate material revenue from its therapeutics for several years, if at all, and there can be no assurance that any product or therapeutics will achieve commercialization or profitability.

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Therapeutic Product Revenue

PrimeGen’s primary long-term revenue opportunity is expected to derive from the commercialization of PGSXC-L1A, its lead and currently sole investigational MSC-based therapeutic product candidate, if approved by applicable regulatory agencies. If approved, PGSXC-L1A is intended to be marketed as biologics for use in hospital or specialty clinical settings and administered under physician supervision.

If regulatory approval is obtained, revenue is expected to be generated from the sale of treatment doses to hospitals, clinics, or healthcare systems. Pricing for cell-based therapies is typically influenced by development costs, manufacturing complexity, clinical benefit, and reimbursement considerations. MSC therapies, including comparable advanced biologics, are often priced at a premium relative to conventional pharmaceuticals due to their complexity and targeted use in severe conditions. However, any future pricing decisions will depend on regulatory labeling, competitive alternatives, reimbursement dynamics, healthcare system adoption, and other factors.

PrimeGen has not established a commercial sales infrastructure and may elect to commercialize PGSXC-L1A, its currently sole investigational therapeutic product candidate, through strategic partnerships or licensing arrangements rather than direct sales. There can be no assurance that PGSXC-L1A, or any future therapeutic product candidate, will receive regulatory approval, achieve reimbursement, or generate revenue.

Licensing, Collaboration, and Strategic Partnership Revenue

Another potential revenue source is licensing and collaboration arrangements with pharmaceutical, biotechnology, or regional partners. These arrangements could include upfront license payments, development and regulatory milestone payments, cost-sharing arrangements, and royalties on future product sales.

From a strategic perspective, PrimeGen views partnerships as a means to access capital, clinical development expertise, manufacturing infrastructure, and commercial capabilities without assuming full execution risk internally. Any such agreements would be negotiated on a case-by-case basis, and there is no assurance that PrimeGen will enter into any material licensing or collaboration arrangements or that such arrangements would be financially favorable.

Commercial Product Revenue (Conditioned Media and Exosomes)

PrimeGen also anticipates potential revenue from non-therapeutic commercial products derived from MSC conditioned media and exosomes, if and when such products are introduced to market. These products are intended for cosmetic or wellness use and would be marketed without therapeutic claims, subject to applicable regulatory frameworks.

Revenue from these products, if realized, would likely be generated through a combination of business-to-business sales (e.g., sales to distributors, aesthetic clinics, or formulation partners) and potentially direct-to-consumer channels. Compared to therapeutic products, cosmetic products generally have lower unit prices but may be sold in higher volumes. However, market acceptance, regulatory developments, manufacturing costs, and competitive dynamics will materially influence commercial outcomes.

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PrimeGen recently launched non-therapeutic commercial products derived from MSC conditioned media and exosomes under the Étrive skin solutions brand for cosmetic or wellness use without therapeutic claims, subject to applicable regulatory frameworks. To date, the Company has generated limited revenue from these products. Revenue from these products is expected to be generated through a combination of business-to-business sales (e.g., sales to distributors, aesthetic clinics, or formulation partners) and potentially direct-to-consumer channels. Compared to therapeutic products, cosmetic products generally have lower unit prices but may be sold in higher volumes. However, market acceptance, regulatory developments, manufacturing costs, and competitive dynamics will materially influence commercial outcomes. PrimeGen does not assume that cosmetic or wellness products will generate significant revenue or offset the costs of therapeutic development. These products are viewed as complementary to, rather than substitutes for, the Company’s regulated therapeutic programs.

Customers and Suppliers

Customers

As PrimeGen has no commercial products, it does not currently have customers in the traditional sense. The Company’s anticipated customer base varies by product category.

For PGSXC-L1A, PrimeGen’s currently sole investigational therapeutic product candidate, the expected customers are hospitals, transplant centers, specialty clinics, and healthcare systems that treat patients with severe inflammatory or immune-mediated diseases. Purchasing decisions for such products are typically made by hospital formularies and clinical leadership, with input from physicians and reimbursement stakeholders. Patient demand, physician adoption, and payer coverage will all influence commercial uptake.

For non-therapeutic commercial products, anticipated customers include aesthetic clinics, dermatology practices, distributors, and end consumers, depending on the distribution model selected. These markets are often influenced by brand perception, perceived product quality, regulatory acceptance, and competitive positioning rather than clinical efficacy endpoints.

Suppliers and Key Inputs

PrimeGen relies on a number of suppliers and service providers critical to its operations and future commercialization.

Biological Source Materials.

The Company’s MSC products are derived from donated human umbilical cord tissue obtained through qualified tissue procurement organizations under informed consent. Donor screening and tissue handling are subject to applicable regulatory requirements, which may include infectious disease testing and traceability standards. Availability of compliant tissue sources is essential to maintaining consistent manufacturing inputs.

Cell Culture Reagents and Consumables.

PrimeGen depends on specialized cell culture media, cytokines, growth factors, and consumables required for MSC expansion and activation. Certain reagents, particularly GMP-grade cytokines and biologic components, are available from a limited number of qualified suppliers and may be subject to supply constraints, quality variability, or price fluctuations.

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Manufacturing and Processing Services.

The Company relies on contract manufacturing organizations (“CMOs”) for aspects of MSC expansion, activation, cryopreservation, and storage. These CMOs must comply with current good manufacturing practice requirements and meet regulatory expectations for clinical-grade materials. Dependence on third-party manufacturers exposes PrimeGen to risks related to capacity availability, quality control, regulatory inspections, and operational disruptions.

Analytical and Quality Control Services

Product development and release depend on specialized analytical assays, including cell identity, potency, sterility, and stability testing. These services may be performed internally or by qualified third-party laboratories. Development of robust, reproducible assays is a critical technical requirement for regulatory advancement.

Logistics and Cold Chain Providers

Distribution of cell-based products requires specialized cold-chain logistics, including cryogenic storage and transport. PrimeGen relies on third-party logistics providers experienced in handling biological materials. Any disruption in these services could affect product integrity or clinical trial operations.

Supplier Dependency and Risk Management

At its current stage, PrimeGen may be dependent on single-source suppliers for certain materials or services. While the Company seeks to qualify alternative suppliers where feasible, switching suppliers for biological materials or GMP services can be time-consuming and subject to regulatory review. PrimeGen maintains supplier qualification and quality oversight processes but cannot eliminate supply chain risks entirely

Intellectual Property

Overview

PrimeGen’s ability to develop and commercialize its product candidates depends in substantial part on intellectual property (“IP”) licensed from PrimeGen Biotech, LLC (“PGB”), which licensed IP includes patents, patent applications, trade secrets, proprietary know-how, and trademarks. PGB is a related entity. While PGB and PrimeGen may share certain common ownership or control relationships, under the terms of the license agreement between the parties, PGB and PrimeGen are not treated as affiliates of one another.

In July 2025, PrimeGen assigned to PGB all of its right, title, and interest in certain patents and patent applications relating to methods and compositions for treating liver disease and MSC-derived exosomes pursuant to a patent and technology assignment agreement. The consideration for this assignment consisted of PGB entering into the PGB Patent License (as defined below) with PrimeGen, pursuant to which PrimeGen received back an exclusive license to the assigned intellectual property rights as described below.

PGB owns patents and patent applications relating to mesenchymal stem cell (“MSC”) activation methods, therapeutic uses of activated MSCs, and MSC-derived products. PrimeGen does not own these patents and patent applications, but instead licenses them from PGB under a patent license agreement entered into by and between PGB and PrimeGen on July 14, 2025 (the “PGB Patent License”) and a separate trademark license agreement entered into by and between PGB and PrimeGen on January 1, 2025, as amended by an Amendment No.1 dated December 31, 2025 (the “PGB Trademark License” and, together with the PGB Patent License, the “PGB IP Licenses”).

PGB Patent Categories

Under the PGB Patent License, PrimeGen has an exclusive worldwide license to use, develop, manufacture, and commercialize product candidates and services that are covered by certain patent rights, trade secrets, and/or proprietary know-how of PGB relating to MSC activation methods and processes, compositions and characterization of activated MSCs, therapeutic uses in inflammatory and immune-mediated conditions, certain aspects of MSC-derived conditioned media and extracellular vehicles (exosomes), and related manufacturing and formulation technologies. Generally, the MSC activation and exosome condition media technologies are licensed trade secrets and proprietary know-how from PGB with certain patents pending, rather than licensed patent rights.

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The intellectual property licensed from PGB under the PGB Patent License generally fall into several categories listed below. Certain of the technology licensed are trade secrets and proprietary know-how and not patent rights.

MSC Activation Methods and Processes. The licensed intellectual property rights in this category are primarily trade secrets and proprietary know-how rather than patented technology. Although certain patents are pending regarding MSC activation, generally, the trade secrets and proprietary know-how relate to methods for pre-activating mesenchymal stem cells prior to administration, including methods of modulating MSC function through defined activation conditions, exposure to specific stimuli, culture parameters, and processing steps designed to enhance immunomodulatory and anti-inflammatory activity.

Composition and Characterization of Activated MSCs. The licensed intellectual property in this category primarily includes trade secrets and proprietary know-how rather than patented technology. Although certain patents are pending, generally, the trade secrets and proprietary know-how relate to activated MSC populations characterized by defined functional or phenotypic properties, such as secretory profiles, surface marker expression, or functional activity associated with immune and inflammatory modulation.

Therapeutic Applications and Indications. The licensed intellectual property in this category primarily includes trade secrets and proprietary know-how rather than patented technology. Although certain patents are pending, generally, the trade secrets and proprietary know-how relate to the use of activated MSCs for specific disease indications, including inflammatory and immune-mediated conditions, which are designed to provide indication-specific protection.

Manufacturing and Formulation Technologies. The licensed intellectual property in this category includes certain patents and patent applications covering specific innovations related to MSC expansion, cryopreservation, formulation, and handling, including proprietary cryoprotective solutions, process optimizations, and formulation approaches intended to preserve cell viability and function. However, many of our manufacturing processes are protected as trade secrets rather than patents, as described below.

Trade Secrets and Proprietary Know-How

PGB has elected to protect certain technologies, such as manufacturing processes and other processes, as trade secrets to avoid public disclosure requirements associated with patent filings and to obtain protection of indefinite duration. However, our reliance on trade secrets of PGB to protect certain aspects of the technology we use carries risks, including that others may independently develop the same or similar technologies, that trade secrets may be difficult to protect, and that trade secrets may be disclosed or misappropriated.

These trade secrets and proprietary know-how include detailed activation protocols and process parameters, manufacturing and quality control procedures, analytical methods and internal assays, and unpublished preclinical data and development insights, all of which are or are contemplated to become PGB IP licensed to PrimeGen under the PGB Patent License. PrimeGen seeks to protect its licensed trade secrets through confidentiality agreements, invention assignment agreements, and internal access controls with employees, consultants, and collaborators. The field of MSC and regenerative medicine is highly competitive and characterized by a dense patent landscape.

Licensed Patent Portfolio

While the licensed intellectual property generally falls within the four technology categories described above, the licensed patent portfolio can be grouped into two principal categories: The first consists of a single patent family titled “Methods and Compositions for Treating Liver Disease,” which supports PGUS’s lead and currently sole product candidate, PGSXC-L1A, for acute alcoholic hepatitis. This family is comprised of counterpart patent applications, each claiming a common priority date of May 13, 2021, that have been filed in the United States, the European Patent Convention, China, Hong Kong, Australia, Canada, Japan and Singapore. These applications are directed to composition-of-matter and/or method-of-treatment claims. As of May 31, 2026, no patent in this family has been granted; the applications remain pending (and certain of them have published). Assuming the applications issue, the resulting patents are expected to expire on or about 2041–2042, generally 20 years from the earliest non-provisional or PCT filing date, subject to patent term adjustments, patent term extensions, maintenance requirements and applicable foreign law. The second category consists of other patent families directed to technologies that are not used in PGSXC-L1A, which PGUS may apply if it elects to pursue additional product candidates or which may be available for out-licensing. These patent families relate generally to germline and mesenchymal stem cell technologies, including adipose-derived stem cells, germline stem cell banking and maturation, gonad-derived stem cells, cryopreservation and the treatment of fibrosis, and include both issued patents and pending or national-phase patent applications in the United States, the European Patent Convention, China, Hong Kong, Mexico and Israel, with priority dates ranging from 2004 to 2020. Because these patent families have varying and substantially earlier priority dates, their expected patent terms vary by family and jurisdiction, and certain of the earliest-priority patents have already expired or are approaching expiration. None of these second category patent families is directed to PGUS’s lead product candidate.

Many of the patent applications licensed from PGB remain pending. There can be no assurance that any pending patent applications licensed from PGB will issue as patents, that any such patents will issue with claims of sufficient breadth to provide meaningful protection or commercial advantage, that any such patents will issue within a timeframe relevant to PrimeGen’s commercialization plans, or that any issued patents will not be challenged, narrowed, invalidated, or circumvented. The scope and strength of any issued patents will depend on examination outcomes, prior art cited during prosecution, and ultimate enforceability.

Material Terms of the PGB Patent License

In consideration for the rights granted under the PGB Patent License, PrimeGen is obligated to pay PGB royalties on net sales of licensed products and services, and may be required to make other payments as well. PrimeGen is also obligated to reimburse PGB for all costs and expenses incurred in connection with filing, prosecuting, and maintaining the licensed patents. PrimeGen is also subject to customary diligence, reporting, and record-keeping obligations. The PGB Patent License provides PGB with audit rights that permit PGB to review PrimeGen’s relevant books and records periodically in order to verify reported sales and royalty payments.

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Under the PGB Patent License, PGB generally retains primary control over the filing, prosecution, maintenance, defense, and enforcement of the licensed patents, including decisions regarding whether and where to continue or abandon particular patent filings. PrimeGen has certain consultation or cooperation rights but does not have unilateral authority to direct all prosecution, maintenance, or enforcement activities. The PGB Patent License also addresses ownership and allocation of rights in future inventions and improvements. In general, PGB retains ownership of all improvements or related intellectual property arising from PrimeGen’s activities conducted under the license, with PrimeGen receiving rights to use such improvements only through the PGB Patent License. This limits PrimeGen’s ability to independently own, control, or transfer such improvements.

The PGB Patent License has a term that extends, on a country-by-country and product-by-product basis, until the later of (i) expiration of the last-to-expire valid patent claim in the licensed patents covering the relevant product or service in such country or (ii) ten (10) years after the first commercial sale of such licensed product in the territory, unless earlier terminated in accordance with its terms. PGB may terminate the PGB Patent License under specified circumstances, including for an uncured material breach by PrimeGen, certain insolvency-related events, challenges to the validity or enforceability of the licensed patents, or a change of control of PrimeGen. In addition, certain assignments of the agreement, certain changes of control of PrimeGen, or sublicensing arrangements may require PGB’s consent or may give rise to additional rights or obligations under the PGB Patent License. If the PGB Patent License is terminated or materially limited, PrimeGen may lose, or have reduced, rights to key patents covering its current and planned product candidates. The patents and patent applications licensed under the PGB Patent License have been filed in multiple jurisdictions, including the United States and selected international markets. If and when granted, patents generally have a term of 20 years from the earliest non-provisional filing date, subject to applicable extensions or adjustments. The effective commercial life of any patent protection will depend on the timing of product development, regulatory approval, and market entry.

Royalties are payable during the term of the PGB Patent License. The PGB Patent License does not require any cash upfront or execution payment by PrimeGen. Under the agreement, once cumulative worldwide net sales of licensed products reach $5.0 million, PrimeGen is required to pay PGB a royalty equal to 1.5% of worldwide net sales of licensed products in excess of $5.0 million. Following the expiration of the last-to-expire licensed patent covering a licensed product in a particular country, the royalty rate applicable to net sales of such licensed product in that country is reduced by 50%. In addition, PrimeGen is required to pay PGB 10% of certain non-royalty consideration received by PrimeGen from sublicensees, including upfront payments, fixed or periodic fees, milestone payments and certain debt, equity or investment consideration, subject to the terms of the agreement. Royalties and sublicense revenue-sharing payments are payable within 30 days following the end of the calendar quarter in which such amounts become due. As of June 1, 2026, no royalties, sublicense revenue-sharing payments or other cash payments had been paid or received under the PGB Patent License. The agreement does not provide for any specified milestone payments payable by either party.

Risks Related to the Licensed Intellectual Property

PrimeGen is not currently a party to any material patent litigation and is not aware of any claims alleging infringement by its current activities. However, there can be no assurance that future third-party claims will not arise as PrimeGen’s programs advance or as competitors seek to enforce their intellectual property rights. Patent claims licensed from PGB may be challenged, narrowed, or invalidated through administrative or judicial proceedings. Competitors may develop alternative technologies that avoid infringement of PrimeGen’s licensed patents. Trade secrets may be lost through unauthorized disclosure or independent discovery by third parties. While PrimeGen believes the intellectual property licensed from PGB including proprietary know-how provide a foundation for its business, intellectual property rights alone may not prevent competition or ensure commercial success.

The patents licensed under the PGB Patent License are subject to a security interest granted by Stem Med in connection with a PGB Promissory Note pursuant to which PGB is the borrower. As of May 31, 2026, the outstanding principal amount under the PGB Promissory Note was approximately $17.46 million, accrued and unpaid interest was approximately $6.32 million and the aggregate amount outstanding was approximately $23.78 million. The PGB Promissory Note bears a simple interest rate of 10% per annum and is secured by liens and security interests in substantially all of PGB’s assets, including, without limitation, the intellectual property assets that are licensed to us under the PGB IP Licenses. The PGB Promissory Note may be converted by Stem Med into PGB equity in accordance with its terms. The note originally required PGB to make a partial interest payment on December 31, 2025. PGB did not make such payment when due, and the amount of accrued and unpaid interest due as of December 31, 2025 was approximately $5.60 million. On June 12, 2026, PGB and Stem Med entered into a First Amendment and Limited Waiver pursuant to which Stem Med waived any event of default arising solely from PGB’s failure to make the December 31, 2025 interest payment and all outstanding principal and accrued and unpaid interest remain due on December 31, 2026, the scheduled maturity date of the PGB Promissory Note, unless earlier accelerated, converted, prepaid with Stem Med’s consent, or otherwise due in accordance with the PGB Promissory Note. The First Amendment and Limited Waiver did not reduce the outstanding principal, forgive accrued interest, reduce the interest rate, release collateral, or otherwise impair Stem Med’s rights under the note or related security agreement. There can be no assurance that PGB will satisfy its obligations under the note when due or that future defaults will not occur. If PGB defaults under the note and such default is not waived, Stem Med may exercise remedies available under the note and related security documents, including remedies against the collateral securing this note.

In connection with the PGB Patent License, we, PGB and Stem Med entered into a Subordination and Non-Disturbance Agreement. Under that agreement, our rights under the PGB Patent License are subordinate to Stem Med’s security interest in the licensed intellectual property. However, Stem Med has agreed that, upon enforcement of its security interest, it will not terminate, diminish or interfere with our rights under the PGB Patent License, provided that the PGB Patent License remains in effect and we are not in material default under the license beyond any applicable notice and cure periods. In such circumstances, we would continue to operate under the PGB Patent License and would make any required payments to Stem Med or another successor licensor. Nevertheless, enforcement actions involving PGB’s assets, uncertainty regarding ownership of the licensed intellectual property, disputes concerning the scope or enforceability of our rights, or our failure to satisfy the conditions of the Non-Disturbance Agreement could adversely affect our business, operations and ability to commercialize products based on the licensed intellectual property. See “Risk Factors - Risks Related to Our Business and Industry - The intellectual property licensed to us by PGB is subject to a security interest securing PGB’s indebtedness to Stem Med, and any future enforcement of Stem Med’s rights as a secured lender could adversely affect our business.”

PGB Trademark License

Separately, under the PGB Trademark License, PGB licenses to PrimeGen certain trademarks and service marks, including marks incorporating the “PrimeGen” name, for use in connection with PrimeGen’s business. The “Étrive” trademark and potentially other trademarks the Company uses or intends to use in connection with its business, including its exosome-based cosmetic product lines, have not been registered with the U.S. Patent and Trademark Office or in any foreign jurisdiction, and trademark applications for these marks may not have been filed. The Company relies on PGB to own and license to it trademark rights in the Étrive mark and other marks under a trademark license agreement with PGB. If PGB is unable to obtain or maintain trademark protection for the Étrive mark, or if the trademark license from PGB is terminated, expires or is otherwise unavailable to the Company, the Company could be forced to rebrand its Étrive skin solutions product line.

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Regulatory Environment

PrimeGen operates in a highly regulated environment, and its current and contemplated future activities are subject to extensive regulation by governmental authorities in the United States and internationally. These regulations govern the development, manufacture, testing, marketing, distribution, and post-market surveillance of biologic products, human cell-derived products, and consumer cosmetic products. Regulatory requirements materially affect the Company’s development timelines, costs, and ability to commercialize any product.

United States – Therapeutic Product Candidate

In the United States, PGSXC-L1A, PrimeGen’s currently sole investigational MSC-based therapeutic product candidate, is regulated by the FDA under the Public Health Service Act and the Federal Food, Drug, and Cosmetic Act. PGSXC-L1A is classified as a human cell, tissue, and cellular and tissue-based product (“HCT/P”) that is more-than-minimally manipulated and intended for non-homologous use. As a result, it is regulated as biologic drug and requires premarket approval.

The U.S. regulatory pathway for PGSXC-L1A includes:

●	Preclinical Studies. Laboratory and animal studies must be conducted to assess preliminary safety, biodistribution, and biological activity. These studies are required to support an IND application and are not predictive of clinical outcomes.

●	IND Authorization. Before initiating clinical trials in the United States, PrimeGen must submit an IND to the FDA. The IND must include detailed information regarding product characterization, manufacturing and controls, preclinical data, and proposed clinical protocols. The FDA may place a clinical hold on an IND if it identifies safety concerns or deficiencies.

●	Clinical Development. If an IND is authorized, clinical trials must be conducted in compliance with Good Clinical Practice requirements. Clinical development typically proceeds through Phase 1 (safety and tolerability), Phase 2 (dose exploration and preliminary efficacy), and Phase 3 (confirmatory trials). Cell-based therapies may require additional or modified trial designs depending on risk profile and regulatory feedback.

●	Biologics License Application (“BLA”). To commercialize a therapeutic product, PrimeGen must obtain FDA approval of a BLA demonstrating that the product is safe, pure, and potent for its intended use. Approval is contingent on adequate and well-controlled clinical trials and compliance with current good manufacturing practice (“cGMP”) requirements. Manufacturing facilities are subject to FDA inspection.

PrimeGen’s currently sole and lead therapeutic product PGSXC-L1A is regulated by the FDA under Section 351 of the Public Health Service (PHS) Act. Section 351 categorizes manipulated cell products as biological drugs, requiring stringent FDA premarket review and a Biologics License Application (BLA). PGSXC-L1A is also regulated under 21 CFR Part 312, and core Good Clinical Practice (GCP) and Good Manufacturing Practice (GMP) regulations including 21 CFR Part 50, Part 54, and Part 56, 21 CFR Part 210 and Part 211, and 21 CFR Part 600 and Part 610.

Before initiating clinical studies in the United States, a sponsor generally must complete preclinical laboratory and animal studies and submit an Investigational New Drug (IND) application to the FDA. Clinical testing may proceed only after the applicable FDA review period has elapsed without a clinical hold.

Phase 1 clinical trials are generally designed to evaluate safety, tolerability, dose levels, and potential side effects. In certain serious diseases with significant unmet medical need, first-in-human studies may be conducted directly in affected patients rather than healthy volunteers, which may also allow collection of preliminary efficacy observations.

Once safety is established in Phase 1, Phase 2 clinical trials are generally designed to further evaluate safety, identify appropriate dose levels and dosing regimens, and obtain preliminary evidence of efficacy. Phase 3 clinical trials are generally designed to provide substantial evidence of safety and efficacy in support of a BLA. Phase 3 typically involves a relatively large number of patients, and a blinded control, agreed upon with the FDA by or at the End-of-Phase 2 (EOP2) meeting. Successful completion of a Phase 3 trial may support submission of a Biologics License Application (BLA), although FDA approval depends on the totality of evidence regarding safety, efficacy, manufacturing, product quality, and facility compliance.

Post-marketing regulation includes routine and unannounced inspections of product manufacturing facilities and procedures, as well as submission of clinical/commercial data regarding patient safety and efficacy concerns. The FDA may impose clinical holds, require labeling changes, mandate post-marketing studies, suspend manufacturing activities, or take other enforcement actions if it identifies safety, quality, or regulatory compliance concerns. The FDA post-marketing regulation is covered by certain core pillars coordinated by the Center for Biologics Evaluation and Research (CBER):

● Mandatory Adverse Event Reporting: Manufacturers must monitor, evaluate, and submit individual case safety reports (ICSRs) electronically. They must also submit periodic safety reports — Periodic Adverse Drug Experience Reports (PADER) — quarterly for the first three years post-approval, and annually thereafter.

● Postmarketing Requirements and Commitments (PMRs and PMCs): The FDA uses statutory authority to mandate that sponsors conduct formal post-market studies or clinical trials. These are designed to assess known serious risks, monitor safety signals, or evaluate long-term efficacy.

● Post-Approval Manufacturing and Quality Controls: Manufacturers must maintain strict compliance with Current Good Manufacturing Practices (cGMP). They must submit supplements for any post-approval manufacturing scale-ups, protocol adjustments, or modifications to product release specifications based on real-world manufacturing data.

In the U.S., PrimeGen’s therapeutic product PGSXC-L1A, may be eligible for FDA special designations such as:

●	Regenerative Medicine Advanced Therapy

○	Meets the definition of a regenerative medicine therapy.
○	Must treat, modify, reverse, or cure a serious life-threatening condition.
○	Preliminary clinical evidence indicates that the therapy has the potential to address unmet medical needs for such disease or condition.
○	Benefits are: early and frequent communications with FDA during development, rolling submission and review, priority review, early discussion of potential surrogate or intermediate clinical endpoints, and post-approval advantages if under accelerated approval.

●	Priority Review

○	Must treat a serious condition.
○	Must provide a significant improvement in safety or effectiveness.
○	Benefits are: shorter review of marketing application (6 months instead of 10 months).

●	Accelerated Approval

○	Must treat a serious condition.
○	Provides a meaningful advantage over available therapies.
○	Demonstrates an effect on a surrogate endpoint reasonably likely to predict clinical benefit.
○	Benefits are: approval based on the effect on a surrogate endpoint or an intermediate clinical endpoint.

PrimeGen may seek RMAT designation and other expedited FDA programs, including Priority Review and Accelerated Approval, if and when its product candidate satisfies the applicable eligibility requirements and the Company determines that such programs are appropriate. However, there can be no assurance that any such designation or program will be granted, that PrimeGen will qualify for any such program, or that participation in any such program will materially accelerate development, review or approval of any product candidate.

United States – Cosmetic and Consumer Products

PrimeGen’s non-therapeutic commercial products derived from MSC conditioned media or exosomes are intended for cosmetic or wellness use only. In the United States, cosmetic products do not require premarket approval by the FDA, but they must be safe for their intended use and not be adulterated or misbranded. PrimeGen’s cosmetic and wellness products are subject to FDA oversight under the Federal Food, Drug, and Cosmetic Act, as amended by the Modernization of Cosmetics Regulation Act (MoCRA), including facility registration, product listing, labeling, adverse event reporting, and other applicable requirements. If PrimeGen decides to make any structure/function claims regarding the topical product candidate(s), such as treating acne, restoring hair growth, or altering body tissue, the FDA may classify that candidate as both a cosmetic and a drug and it will be required to be registered through the Center for Drug Evaluation and Research (CDER) using the electronic drug registration and listing system (eDRLS) to comply with Over-the-Counter (OTC) Monograph standards.

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Importantly, the FDA has stated that products containing human cell-derived materials, including exosomes, may be regulated as drugs or biologics if they are intended to treat disease or affect the structure or function of the body. As a result, PrimeGen must carefully limit product claims and intended uses to cosmetic purposes, such as appearance-related benefits, and avoid therapeutic representations.

Regulatory interpretation in this area continues to evolve, and future guidance or enforcement actions could materially affect the Company’s ability to commercialize such products.

Manufacturing and Quality Regulations

PrimeGen’s currently sole therapeutic product PGSXC-L1A, must be manufactured in compliance with applicable cGMP and Good Tissue Practice requirements. These regulations govern donor eligibility, tissue procurement, manufacturing controls, documentation, testing, storage, and distribution. Compliance extends to both in-house activities and third-party contract manufacturing organizations.

Failure to comply with manufacturing requirements can result in regulatory enforcement actions, including clinical holds, product recalls, or refusal to approve marketing applications.

International Regulatory Environment

PrimeGen’s development and commercialization strategy contemplates potential activities outside the United States. The discussion below is intended to provide a general overview of certain regulatory frameworks that may be relevant if PrimeGen elects to pursue activities outside the United States in the future. PrimeGen has not determined the jurisdictions in which it may seek to commercialize its products outside the United States. Regulatory frameworks for cell-based therapies and cell-derived products vary by jurisdiction and are subject to change.

European Union

In the European Union, MSC-based therapies are regulated as Advanced Therapy Medicinal Products (“ATMPs”) and require centralized approval by the European Medicines Agency. ATMPs are subject to extensive clinical, manufacturing, and post-authorization requirements.

Asia-Pacific Region

PrimeGen monitors regulatory frameworks in Asia-Pacific jurisdictions where regenerative medicine and cosmetic applications of cell-derived products are actively developing.

●	Hong Kong has implemented a statutory framework regulating advanced therapy products as pharmaceutical products, requiring full product registration and manufacturer licensing.

●	Taiwan has enacted a regenerative medicine regulatory regime that allows conditional approvals under defined circumstances, subject to post-market obligations.

●	Singapore regulates cell, tissue, and gene therapy products under a risk-based framework requiring licensing, clinical trial authorization, and product registration.

Other jurisdictions, including Japan, South Korea, and Australia, have adopted specialized regulatory pathways for regenerative medicine products. While some of these frameworks may allow earlier or conditional market access, regulatory requirements remain substantial, and there can be no assurance that PrimeGen will pursue or succeed under any particular international pathway.

Regulatory Uncertainty and Compliance Risk

The regulatory landscape for MSC-based therapies, exosomes, and other cell-derived products is evolving. Regulatory authorities may issue new guidance, revise existing requirements, or change enforcement priorities in ways that could increase development costs, delay timelines, or limit commercialization opportunities.

PrimeGen’s regulatory strategy emphasizes early engagement with regulators, adherence to applicable standards, and conservative interpretation of regulatory requirements. Nevertheless, regulatory outcomes are uncertain, and approval or acceptance in one jurisdiction does not guarantee approval in another.

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Employees

The Company’s employee base reflects its current stage of development as a preclinical biotechnology company focused on research, development, and regulatory preparation rather than commercial operations.

Workforce Composition

The majority of PrimeGen’s employees are engaged in research and development activities. These personnel include scientists and technical staff with experience in cell biology, immunology, regenerative medicine, process development, and analytical characterization. R&D employees are responsible for preclinical experimentation, MSC activation and expansion protocols, assay development, and quality-related activities supporting future regulatory submissions.

In addition to its scientific staff, PrimeGen employs a small number of management and administrative personnel responsible for executive leadership, operations, finance, business development, and corporate governance. Due to the Company’s size, employees often perform cross-functional roles.

PrimeGen also relies on external consultants and advisors in areas such as regulatory affairs, quality assurance, manufacturing oversight, clinical strategy, and legal and financial matters. This blended staffing model allows the Company to access specialized expertise while maintaining flexibility and managing costs. The Company does not currently maintain key person life insurance or other insurance policies on any of its executive officers or other key employees. The loss of services of one or more key individuals, including the Company’s senior management team members, due to death, disability, resignation, retirement or other reasons could significantly disrupt the Company’s operations, delay development programs, impair the ability to raise additional capital, and adversely affect the ability to execute the Company’s business strategy.

As of February 1, 2026, we had 13 full-time employees, comprising 1 in the Administration department, 1 in the Finance department, 9 in the Research and Development department, and 2 in the Sales and Marketing department.

Human Capital Strategy

PrimeGen’s human capital strategy emphasizes technical competence, regulatory awareness, and alignment with the Company’s scientific mission. Employees are selected based on relevant academic training, industry experience, and familiarity with regulated research environments. The Company believes that its ability to recruit and retain skilled personnel is critical to advancing its development programs.

Facilities

Our principal office is located at 2917 Daimler Street, Santa Ana, CA 92705, where we lease approximately 11,700 square feet of office space under a lease agreement with an independent third-party dated June 2024. This facility houses our principal research and development activities as well as our administrative and executive functions. As of the date of this proxy statement/prospectus, the current base rent for this facility is US$15,811.75 per month.

We believe that our current facility is adequate to meet our immediate needs and that suitable additional or substitute space will be available as needed to accommodate the future expansion of our operations.

Legal Proceedings

From time to time, we may be subject to various claims, lawsuits and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief. We currently do not have any claims, lawsuits, or proceedings against us that, individually or in the aggregate, would be considered material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF PGUS

The following discussion and analysis of the financial condition and results of operations of PrimeGen US, Inc. (for purposes of this section, “PGUS”, “we”, “us” and “our”) should be read in conjunction with the financial statements and related notes of PGUS included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Business

PrimeGen US, Inc. (the “Company” or “PGUS”), a Delaware company, was formed on January 15, 2019, and is a biotechnology development company, focused in the areas of research, development and marketing in the biomedical industry, with an emphasis on germicide research, adult stem-cell engineering and regenerative cellular replacement therapies. Its majority shareholder is PrimeGen Global, Inc. (“PGG”).

PGUS has negative working capital, negative cash flow from operations and has no assurance of future revenue. PGUS had accumulated net losses of $36,928,098 through March 31, 2026. PGUS’s current operations are funded by loans and the sale of stock. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan to continue as a going concern is to raise additional equity capital until it can obtain Food and Drug Administration (“FDA”) approval and begin to market its technology.

Results of Operations

Three Months Ended March 31, 2026 Compared to Three Months Ended March 31, 2025

The results of operations for PGUS for the three months ended March 31, 2026 and 2025 are summarized as follows:

	For the Three Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)

Revenues	$43,980	$-
Cost of revenue	2,470
Gross profit	41,510	-

Operating expenses:
General and administrative	3,687,584	1,611,383
Research and development	941,500	618,118
Total operating expenses	4,629,084	2,229,501

Loss from operations	(4,587,574)	(2,229,501)

Other income (expense):
Interest income	33	324
Interest expense - related parties	(6,000)	-
Interest expense	(3,768)	-
Total other income (expense)	(9,735)	324

Loss before provision for income taxes	(4,597,309)	(2,229,177)
Income tax expense	(800)	(800)

Net loss	$(4,598,109)	$(2,229,977)

Revenue represents the sale of biomedical products to customers, which commenced during the first quarter of 2026.

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General and administrative expenses for the three months ended March 31, 2026 were $3,687,584, representing a $2,076,201 increase from $1,611,383 in the same period in 2025. The increase was primarily due to stock-based compensation expense of $2,462,645 included in general and administrative expenses in the 2026 period, compared to $1,186,409 in same period of 2025. Excluding the impact of stock-based compensation expense during each period, general and administrative expenses in the 2026 period were $1,224,939 compared to $424,974 in the same period of 2025, representing an increase of $799,965. The increase in general and administrative expenses in 2026, after excluding the impact of stock-based compensation, primarily related to an increase in professional services including legal, audit and other fees relating to the aforementioned planned merger with DTCS. Other activities included in our general and administrative expenses include salaries and payroll-related expenses, fees paid to our Board of Directors, rent, utilities and other operating costs. We expect these expenses to continue after our merger transaction with DTCS.

Research and development expenses for the three months ended March 31, 2026 were $941,500, representing a $323,282 increase from $618,118 in the same period of 2025. The increase was primarily due to due to a ramp-up of our pre-clinical trial and research activities related regenerative medicine therapies utilizing allogeneic mesenchymal stem cells (“MSCs”). Our research and development activities were substantially all related to MSC and MSC-derived products. We expect these expenses to continue after our merger transaction with DTCS, until such time we can obtain the necessary FDA approvals. The increase was also partially related to stock-based compensation expense of $117,269 included in research and development expenses in the 2026 period, compared to $83,780 in the same period of 2025.

Interest expense – related parties for the three months ended March 31, 2026 increased by $6,000 compared to the same period of 2025 due to additional borrowings from a related party during the fourth quarter of 2025. There were no outstanding borrowings from related parties during the three months ended March 31, 2025.

Interest expense increased for the three months ended March 31, 2026 by $3,768 compared to the same period of 2025. Interest expense in the first quarter of 2026 was the result of borrowings on a revolving line of credit with East West Bank. There was no interest-bearing debt outstanding during the first quarter of 2025.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The results of operations for PGUS for the year ended December 31, 2025 and 2024 are summarized as follows:

	For the Years Ended December 31,
	2025	2024

Revenues	$-	$-

Operating expenses:
General and administrative	2,969,827	10,101,125
Research and development	3,542,159	3,988,908
Total operating expenses	6,511,986	14,090,033

Loss from operations	(6,511,986)	(14,090,033)

Other income (expense):
Impairment of investment	(250,000)	-
Interest income	623	52,865
Interest expense - related parties	(3,133)	(154,500)
Interest expense	-	(122,649)
Other income	-	170,389
Total other income (expense)	(252,510)	(53,895)

Loss before provision for income taxes	(6,764,496)	(14,143,928)
Income tax expense	(800)	(800)

Net loss	$(6,765,296)	$(14,144,728)

General and administrative expenses for 2025 were $2,969,827, representing a $7,131,298 decrease from $10,101,125 in 2024. The decrease was primarily due to stock-based compensation expense of $8,839,937 included in general and administrative expenses in 2024, compared to $1,502,016 in 2025. Excluding the impact of stock-based compensation expense during each period, general and administrative expenses in 2025 were $1,467,811 compared to $1,261,188 in 2024, representing an increase of $206,623. The increase in general and administrative expenses in 2025, after excluding the impact of stock-based compensation, primarily related to an increase in professional services including legal, audit and other fees relating to our planned merger with DT Cloud Star Acquisition Corporation(“DTCS”), who we entered into a Business Combination Agreement with in February 2026. Other activities included in our general and administrative expenses include salaries and payroll-related expenses, fees paid to our Board of Directors, rent, utilities and other operating costs. We expect these expenses to continue after our merger transaction with DTCS.

Research and development expenses for 2025 were $3,542,159, representing a $446,749 decrease from $3,988,908 in 2024. The decrease was primarily due to stock-based compensation expense of $2,982,147 included in research and development expenses in 2024, compared to $0 in 2025. Excluding the impact of stock-based compensation expense during each period, research and development expenses in 2025 were $3,542,159 compared to $1,006,761 in 2024, representing an increase of $2,535,398. The increase in research and development expenses in 2025, after excluding the impact of stock-based compensation, was due to a ramp-up of our pre-clinical trial and research activities related to regenerative medicine therapies utilizing allogeneic mesenchymal stem cells (“MSCs”). Our research and development activities were substantially all related to MSC and MSC-derived products. We expect these expenses to continue after our merger transaction with DTCS, until such time we can obtain the necessary FDA approvals.

The Company had an impairment of an investment in 2025 of $250,000 resulting from the investee having a change in control leading management to conclude that the likelihood of the investment being recoverable was remote. There was no such event in 2024.

Interest income for 2025 decreased by $52,242 compared to 2024. The decrease was due to lower average cash balances on hand during 2025 as compared to 2024.

Interest expense and interest expense – related parties for 2025 decreased by $122,649 and $151,367, respectively, compared to 2024. During the fourth quarter of 2024, PGUS converted all its outstanding debt into shares of Class A common stock. There was no interest-bearing debt outstanding in 2025 other than a $300,000 note payable with a related party issued in November 2025.

Other income for 2025 decreased by $170,389 compared to 2024 due to certain accrued interest balances that were forgiven from the conversion of PGUS’s outstanding debt into shares of Class A common stock during the fourth quarter of 2024. There was no other income in 2025.

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Liquidity and Capital Resources

Since the inception of PGUS in 2019, its operations have been funded entirely by loans, both from related parties and third-party investors, as well as through the sale of its common stock. In order to fund its future operations, the Company must continue to raise additional equity capital until it can obtain FDA approval and begin to market its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

As of March 31, 2026, the Company had cash and cash equivalents of $715,361, a working capital deficit of $783,626 and an accumulated deficit of $36,928,098. The Company had outstanding debt as of March 31, 2026 of $1.45 million related to its revolving line of credit with East West Bank, as well as $300,000 for a promissory note due to a related party, as described in further detail below.

We do not believe that our cash and cash equivalents as of March 31, 2026 will be sufficient to fund our current operations and anticipated research and development activities over the next 12 months. Our current cash on hand and credit facilities are expected to provide resources to continue through the fourth quarter of 2026. Accordingly, the Company will need to obtain additional financing, including through equity or debt financings, to fund its future operations until it is able to obtain regulatory approval and commercialize its product candidate, if achieved. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

On February 2, 2026, the Company entered into a Business Combination Agreement with DTCS. If consummated, the Business Combination may provide the Company with access to additional capital; however, the amount of cash available following the transaction will depend on a number of factors, including the level of shareholder redemptions and transaction expenses.

Debt

Effective January 5, 2026, the Company entered a promissory note with East West Bank, which includes a revolving line of credit providing for borrowings up to $2 million (the “Line of Credit”). Borrowings on the Line of Credit are collateralized by a certificate of deposit held by Sam Fong and Miranda Fong and bear interest at an index rate (the “Index”), which is equal to the interest rate on the certificate of deposit being held as collateral, plus 1.25%. The Index as of March 31, 2026 is equal to 3.918% per annum, resulting in an initial interest rate of 5.168% per annum. The Index will fluctuate to the extent the interest rate on the collateralized certificate of deposit changes. Any borrowings under the Line of Credit, including any accrued interest, are due in full on January 5, 2028. Monthly payments of any accrued interest outstanding are due beginning on February 5, 2026.

The outstanding balance on the Line of Credit as of March 31, 2026 amounted to $1,450,000. On May 1, 2026, the promissory note agreement was amended to increase the total borrowings under the Line of Credit from $2 million to $2.5 million.

On November 5, 2025, the Company entered into a promissory note with Rita Yuka Wong, a related party, for borrowings of $300,000, which bears interest at 8% per annum on a simple basis. Any outstanding borrowings are due on the earlier of September 30, 2026 or the closing date of the aforementioned merger transaction with DTCS. The promissory note had an outstanding balance of $300,000 as of March 31, 2026, along with an accrued interest balance of $9,133.

On June 12, 2026, the Company issued a promissory note for $400,000 to its Chief Financial Officer Dora E. Chan, as Trustee of the Dora E. Chan Trust. The note bears interest at 12% per annum and matures December 31, 2026.

Cash Flows

Cash Flows for the Three Months Ended March 31, 2026 and 2025

Net cash used in operating activities for the three months ended March 31, 2026 was $1,936,448, compared to $1,051,666 for the same period in 2025. The higher cash used in operating activities was primarily the result of the Company incurring a higher amount of operating expenses in 2026 as compared to the 2025 period relating to the merger transaction with DTCS.

Net cash used in investing activities for the three months ended March 31, 2026 was $0, compared to $30,565 for the same period in 2025, which was primarily the result of equipment purchased for the Company’s research and development activities.

Net cash provided by financing activities for the three months end March 31, 2026 was $1,736,200, compared to $300,000 during the same period in 2025. Net cash provided by financing activities in the 2026 period was primarily the result of $1.45 million of borrowing on the Line of Credit and $275,000 of proceeds from the sale of stock. Net cash provided by financing activities in the 2025 period was the result of $300,000 of proceeds for the sale of stock.

Cash Flows for the Years Ended December 31, 2025 and 2024

Net cash used in operating activities in 2025 was $4,889,667 compared to $1,891,076 in 2024, representing an increase of $2,998,591. The higher cash used in operating activities in 2025 was primarily the result of the Company incurring higher cash-paid operating expenses, representing the Company’s operating expenses for each period less any stock-based compensation or expenses paid with the issuance of stock. In 2025, the Company’s cash-paid operating expenses amounted to $4,917,361, consisting of general and administrative expenses of $1,375,202 and research and development expenses of $3,542,159. In 2024, the Company’s cash-paid operating expenses amounted to $2,267,949, consisting of general and administrative expenses of $1,261,188 and research and development expenses of $1,006,761. The increase in cash-paid operating expenses in 2025 was primarily due to the ramp-up of our MSC-related pre-clinical trial and research activities. We expect research and development expenditures to remain elevated as we continue preclinical studies, manufacturing development and IND-enabling activities. We also expect general and administrative expenses to increase following the Business Combination due to additional public company compliance, legal, accounting and insurance.

Net cash used in investing activities for 2025 was $382,841, compared to $78,556 for 2024. The increase in net cash used in investing activities is primarily due to higher capital expenditures in 2025 related to equipment acquired for research and development.

Net cash provided by financing activities for 2025 was $2,228,118, compared to $4,880,000 during 2024. Net cash provided by financing activities in 2025 was primarily from $1,920,999 of proceeds from the sale of stock and $300,000 of proceeds from a note payable to a related party. Net cash provided by financing activities in 2024 was the result of $3,020,000 of proceeds for the sale of stock and $1,860,000 of proceeds from additional borrowing.

Contractual Obligations

As of March 31, 2026, PGUS had operating lease obligations totaling $412,723, of which $189,741 are due within the next twelve months. PGUS also had an outstanding note payable to a related party of $300,000 bearing interest at 8% per annum, which is due in full on the earlier of September 30, 2026 or the closing of the aforementioned merger transaction with DTCS.

The Company entered into a sponsored research agreement (the “SRA”) with the University of Southern California (“USC”). Under the terms of the SRA, USC will perform research in accordance with specific guidelines. In exchange, the Company will compensate USC an amount not to exceed $930,005. As of March 31, 2026, the Company recorded $660,063 related to the SRA, and has an additional $269,942 remaining on this commitment. The research and the payments are scheduled to be completed by June 30, 2026.

On July 14, 2025, PGUS, as licensee, entered into the PGB Patent License with PGB, as licensor. The PGB IP is substantial, and rights thereto are contemplated to have substantial benefit to PGUS. The PGB Patent License does not provide for a cash up-front or execution payment. Once cumulative worldwide net sales of licensed products equal $5.0 million, PGUS is required to pay PGB a royalty of 1.5% on worldwide net sales of licensed products in excess of $5.0 million. Following expiration of the last-to-expire patent within the licensed patents in a country, the royalty due on net sales in that country is reduced by 50%. PGUS is also required to pay PGB 10% of certain non-royalty consideration PGUS receives from sublicenses, including upfront payments, fixed or periodic fees, milestone fees and certain debt, equity or investment consideration, subject to the terms of the agreement. Royalties and sublicense revenue share payments are payable within 30 days after the end of the calendar quarter in which they become due.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the Unites States of America (“GAAP”). Our significant accounting policies are described in the notes to our financial statements included elsewhere in this proxy statement/prospectus. The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on information available through the date of the issuance of the financial statements; accordingly, actual results in future periods could differ from these estimates. Significant judgments and estimates used in the preparation of financial statements apply to the following critical accounting policies:

Stock-Based Compensation – Stock-based compensation issued to employees and others is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. We measure the fair value of stock compensation using the Black-Scholes option model. Option valuation models require the input of highly subjective assumptions. The fair value of stock compensation awards was estimated with a volatility figure derived from using the midpoint volatility of a range of peer group volatilities. We similarly account for the expected life of options using the midpoint of an expected range of grantee exercise terms. The risk-free interest rate was determined using the federal interest rate on the grant/measurement date and the expected life of options.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

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DESCRIPTION OF PUBCO’S SECURITIES

The following summary sets forth the material terms of the Pubco’s securities as expected to be in effect upon the completion of the Business Combination. The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Proposed Certificate of Incorporation, a form of which is attached as Annex C to this proxy statement/prospectus, the Proposed By-Laws, a form of which is attached as Annex D to this proxy statement/prospectus, and the Rights Agreement, which is filed an exhibit to the registration statement of which this proxy statement/prospectus forms a part. We urge you to read the Proposed Certificate of Incorporation, Proposed By-Laws, Certificate of Designation, and Rights Agreement in their entirety for a complete description of the rights and preferences of Pubco’s securities following the Business Combination.

Certain provisions of the Proposed Certificate of Incorporation, Proposed By-Laws and the Rights Agreement summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Pubco Class A Common Stock.

General

The Proposed Certificate of Incorporation will authorize the issuance of 1,500,000,000 shares, consisting of:

●	800,000,000 shares of Pubco Class A Common Stock, par value $0.00001 per share;

●	200,000,000 shares of Pubco Class B Common Stock, par value $0.00001 per share; and

●	500,000,000 shares of Pubco Preferred Stock, par value $0.00001 per share.

Except as otherwise required by law or provided in the Proposed Certificate of Incorporation (including any certificate of designation for any series of Pubco Preferred Stock), the holders of Pubco Common Stock will vote together as a single class on all matters submitted to a vote of Pubco stockholders.

The number of authorized shares of Pubco Class A Common Stock, Pubco Class B Common Stock or Pubco Preferred Stock may be increased or decreased (but not below the number then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock entitled to vote thereon, without a separate vote of the holders of Pubco Class A Common Stock, Pubco Class B Common Stock or Pubco Preferred Stock voting as a separate class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

Voting rights. Except as otherwise provided by law or in the Proposed Certificate of Incorporation, holders of Pubco Common Stock have the exclusive right to vote for the election and removal of directors and on all other matters submitted to a vote of stockholders. Each holder of record of Pubco Class A Common Stock is entitled to one vote per share on all matters on which stockholders are entitled to vote generally. Each holder of record of Pubco Class B Common Stock is entitled to ten (10) votes per share on all such matters. Holders of Pubco Common Stock do not have cumulative voting rights. Except as required by applicable law, holders of Pubco Class A Common Stock and Pubco Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders generally.

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Dividend rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Pubco Preferred Stock, holders of shares of Pubco Common Stock are entitled to receive dividends and other distributions in cash, stock or property when, as and if declared by the Pubco Board out of assets legally available therefor. The payment of dividends, if any, will depend on Pubco’s financial condition, operating results, capital requirements and other factors deemed relevant by the Pubco Board, and there can be no assurance that dividends will be declared.

Rights upon liquidation, dissolution and winding up. Subject to the rights of the holders of any outstanding series of Pubco Preferred Stock, upon any liquidation, dissolution or winding up of Pubco, whether voluntary or involuntary, holders of Pubco Common Stock are entitled to receive the remaining assets of Pubco available for distribution to stockholders, ratably in proportion to the number of shares of Pubco Common Stock held by them. A merger or consolidation of Pubco with or into another entity, or a sale, lease, exchange or conveyance of all or part of its assets, will not be deemed a liquidation, dissolution or winding up of Pubco

Conversion of Class B Common Stock. Each share of Pubco Class B Common Stock is convertible into one share of Pubco Class A Common Stock at the option of the holder at any time. In addition, each share of Pubco Class B Common Stock will automatically convert into one share of Pubco Class A Common Stock upon the occurrence of certain transfers, subject to specified exceptions for permitted transferees, as set forth in the Proposed Certificate of Incorporation.

Each share of Pubco Class B Common Stock held by a natural person will also automatically convert into one share of Pubco Class A Common Stock upon the death or permanent incapacity of such holder, subject to the terms and conditions described in the Proposed Certificate of Incorporation. Upon any conversion, the converted shares of Pubco Class B Common Stock are retired and may not be reissued.

Other rights. Holders of Pubco Common Stock do not have preemptive, subscription, redemption or sinking fund rights. The rights, preferences and privileges of holders of Pubco Common Stock are subject to those of the holders of any series of Pubco Preferred Stock that Pubco may issue in the future.

Preferred Stock

The Proposed Certificate of Incorporation authorizes the Pubco Board to issue up to 500,000,000 shares of Pubco Preferred Stock in one or more series, without further action by the stockholders, except as required by law. As of the date of this proxy statement/prospectus, no shares of Pubco Preferred Stock are issued or outstanding.

The Pubco Board has the authority to determine, with respect to each series of Pubco Preferred Stock, the number of shares constituting such series and the designation, voting powers, dividend rights, conversion or exchange rights, redemption privileges, liquidation preferences and other rights, powers, preferences and limitations applicable to such series.

The issuance of Pubco Preferred Stock could have the effect of delaying, deferring or preventing a change in control of Pubco and could adversely affect the rights of holders of Pubco Common Stock, including by restricting dividends, diluting voting power or subordinating liquidation rights. As a result, the issuance of Pubco Preferred Stock could adversely affect the market price of the Pubco Common Stock.

The Proposed Certificate of Incorporation also provides that, without the prior approval of the holders of a majority of the outstanding shares of Pubco Class B Common Stock voting as a separate class, Pubco may not issue any series of Pubco Preferred Stock (or other class or series of capital stock) that would confer disproportionate voting power or represent more than a specified percentage of the total voting power of the corporation, subject to certain exceptions set forth in the Proposed Certificate of Incorporation.

Lock-Up Arrangement. Pursuant to the Business Combination Agreement, all holders of PGUS Common Stock, together with the Sponsor (collectively, the “Locked-Up Holders”), have agreed to enter into lock-up agreements pursuant to which they have agreed, subject to certain customary exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Pubco Class A Common Stock issued to them in connection with the Business Combination, including shares issuable upon the exercise or conversion of Pubco options, warrants or other convertible securities (the “Lock-Up Shares”), during the period commencing at the Closing and ending on the earlier of (i) 180 days following the Closing and (ii) the occurrence of certain specified events, including a change of control transaction (the “Lock-Up Period”).

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The lock-up agreements provides for customary permitted transfers of the Lock-Up Shares, including transfers to affiliates or immediate family members and transfers by operation of law, in each case subject to the transferee agreeing to be bound by the applicable lock-up restrictions.

In addition, the shares will be released from these restrictions earlier if any of the following occur (a) Pubco’s stock trades at or above $12.00 per share (as adjusted for stock splits and similar changes) for at least 20 trading days within any 30-trading-day period beginning no earlier than 90 days after the Closing Date; (b) Pubco undergoes a change in control, including a sale of substantially all assets, a transaction resulting in a new party acquiring majority voting power, or a merger or similar transaction after which the pre-transaction shareholders can no longer elect a majority of the board; or (c) Pubco completes, after Closing, a liquidation, merger, share exchange, or similar transaction that allows all shareholders to exchange their shares for cash, securities, or other property

Rights

As a result of and upon the effective time of the Redomestication, among other things, (a) each DTCS Unit issued and outstanding immediately prior to the Redomestication will be automatically separated into its component securities, consisting of one share of Pubco Class A Common Stock and one right, and (b) each DTCS Right issued and outstanding immediately prior to the Redomestication will be converted into one-ninth (1/9) of a share of Pubco Class A Common Stock.

Each right entitles the holder thereof to receive one-ninth (1/9) of one share of Pubco Class A Common Stock upon the consummation of the Business Combination. No additional consideration is required to be paid by holders in connection with the conversion of the rights. No fractional shares of Pubco Common Stock will be issued upon conversion of the rights, and any fractional share interest resulting from such conversion will be rounded down to the nearest whole share, with no cash paid in lieu thereof.

The rights will automatically convert into shares of Pubco Class A Common Stock upon the closing of the Business Combination and will not be exercisable. If the Business Combination is not consummated within the time period required by DTCS’s Existing Articles and Existing Memorandum, the rights will expire worthless and holders will not receive any consideration with respect thereto.

PGUS Warrants

As of March 31, 2026, there are outstanding PGUS Warrants to purchase an aggregate of 17,307,038 shares of PGUS Class A Common Stock at an exercise price of $0.90 per share. Following the closing of the Business Combination, each whole PGUS Warrant will be cancelled and automatically converted into a warrant with equivalent terms and conditions to purchase shares of Pubco Class A Common Stock.

The PGUS Warrants have varying grant dates and expiration dates and may be subject to vesting conditions, termination-related exercise limitations, and other terms and conditions as set forth in the applicable warrant agreements. The PGUS Warrants may be exercised on a cashless basis in accordance with their terms. Holders of PGUS Warrants do not have any rights or privileges of holders of Pubco Class A Common Stock, including voting rights, with respect to such warrants or the shares underlying such warrants unless and until such warrants are exercised. Upon issuance of shares of Pubco Class A Common Stock upon exercise of the PGUS Warrants, holders will be entitled to one vote per share held of record on all matters submitted to a vote of stockholders.

PGUS Options

As of March 31, 2026, there are outstanding PGUS Options to purchase an aggregate of 13,300,000 shares of PGUS Class A Common Stock at an exercise price of $0.0197 per share. All of the PGUS Options are fully-vested and may be exercised in whole or in part. Following the closing of the Business Combination, each whole PGUS Option cancelled and automatically converted into a stock option with equivalent terms and conditions to purchase shares of Pubco Class A Common Stock.

Pubco Non-redemption Warrants

At the Effective Time, Pubco will issue Non-Redemption Warrants to purchase an aggregate of 1,931,900 shares of Pubco Class A Common Stock to certain holders of DTCS Ordinary Shares who did not redeem their shares in connection with the Business Combination and to the Sponsor and its affiliates. The total number of warrants will be distributed on a pro rata basis among them in accordance with their respective ownership percentage of DTCS Ordinary Shares immediately prior to the Closing.

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Each Non-Redemption Warrant will entitle the holder to purchase one share of Pubco Class A Common Stock at an exercise price of $2.00 per share, subject to adjustment. The Non-Redemption Warrants will become exercisable six months after the Closing and will expire on the date that is one year after the initial exercise date (or 18 months after the Closing, if earlier), unless earlier exercised or terminated in accordance with their terms.

The Non-Redemption Warrants may be exercised on a cash or cashless basis, subject to the conditions set forth in the warrant agreement. A cashless exercise will generally be permitted if there is no effective registration statement covering the resale of the shares underlying the Non-Redemption Warrants at the time of exercise. The number of shares issuable upon a cashless exercise will be determined based on the market price of Pubco Class A Common Stock at the time of exercise, as specified in the warrant agreement.

The Non-Redemption Warrants include customary anti-dilution protections in the event of stock splits, stock dividends, recapitalizations and similar transactions. The Non-Redemption Warrants also contain provisions addressing fundamental transactions, including mergers and asset sales, pursuant to which holders may be entitled to receive alternative consideration.

Holders of Non-Redemption Warrants will not have any voting rights, dividend rights or other rights of holders of Pubco Class A Common Stock unless and until such warrants are exercised and the underlying shares are issued.

Certificate of Incorporation, the Proposed By-Laws and Certain Provisions of Delaware Law

Certain provisions of the Proposed Certificate of Incorporation, the Proposed By-Laws and the General Corporation Law of the State of Delaware (the “DGCL”) may have the effect of delaying, deferring or preventing a change in control of Pubco that stockholders may otherwise consider to be in their best interests, including a transaction that might result in a premium over the market price of Pubco Class A Common Stock.

The Proposed Certificate of Incorporation and Proposed By-Laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Pubco Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of Pubco without the approval of Pubco Board.

These provisions include:

●	Authorized but Unissued Capital Stock. The Proposed Certificate of Incorporation authorizes the issuance of a substantial number of shares of Pubco Preferred Stock and Pubco Common Stock that are not currently outstanding. The Pubco Board is authorized, without further stockholder approval (except as required by law), to issue shares of Pubco Preferred Stock in one or more series and to determine the powers, preferences and rights of each such series. The existence of authorized but unissued shares of Pubco Preferred Stock and Pubco Common Stock may enable the Pubco Board to issue shares to persons friendly to the Pubco Board or to issue securities with rights senior to those of the Pubco Common Stock, which could have the effect of discouraging, delaying or preventing a change in control of Pubco by means of a tender offer, proxy contest, merger or otherwise.

●	No Cumulative Voting. The Proposed Certificate of Incorporation does not provide for cumulative voting in the election of directors. Accordingly, stockholders holding a majority of the voting power of Pubco’s outstanding capital stock entitled to vote generally will be able to elect all directors standing for election, which may discourage or prevent stockholders from electing minority representatives to the Pubco Board.

●	Dual-Class Common Stock Structure. The Proposed Certificate of Incorporation provides for a dual-class common stock structure consisting of Class A Common Stock and Class B Common Stock. Each share of Pubco Class A Common Stock is entitled to one vote per share, while each share of Pubco Class B Common Stock is entitled to ten (10) votes per share. As a result, holders of Pubco Class B Common Stock will generally be able to control matters submitted to a vote of Pubco’s stockholders, including the election of directors and approval of significant corporate transactions, even if such holders own less than a majority of Pubco’s outstanding Common Stock. This concentration of voting power may discourage or prevent a third party from pursuing a change in control transaction that is not supported by the holders of Pubco Class B Common Stock.

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●	Stockholder Action Only at Meetings; No Written Consent. The Proposed Certificate of Incorporation provides that, subject to the rights of holders of any series of Pubco Preferred Stock, any action required or permitted to be taken by Pubco’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. This requirement may delay or prevent stockholders from taking actions that could be favorable to a potential acquirer or from responding quickly to takeover proposals.

●	Special Meetings of Stockholders. Under the Proposed By-Laws, special meetings of stockholders may be called only by the Pubco Board, the Chairman of the Board or the Chief Executive Officer, and may not be called by stockholders. This limitation may delay or prevent stockholders from convening a special meeting to consider matters that could facilitate a change in control of Pubco.

●	Advance Notice Procedures. The Proposed By-Laws establish advance notice procedures for stockholders seeking to bring business before an annual meeting or to nominate candidates for election to the Pubco Board. These procedures require stockholders to provide timely written notice containing specified information. Although these advance notice provisions do not give the Pubco Board the power to approve or disapprove stockholder nominations or proposals, they may discourage or deter a potential acquirer from soliciting proxies to elect its own slate of directors or from otherwise attempting to obtain control of Pubco.

●	Board Authority to Fill Vacancies. Subject to the rights of holders of any series of Pubco Preferred Stock, vacancies on the Pubco Board, including vacancies resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the directors then in office, and not by stockholders. This provision may prevent stockholders from increasing the size of the Pubco Board and filling newly created directorships with their own nominees.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Certificate of Incorporation includes provisions that eliminate the personal liability of directors and officers for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended from time to time. As a result, stockholders may be unable to recover monetary damages from directors or officers for certain breaches of fiduciary duty, including breaches resulting from negligent conduct. These exculpation provisions do not apply, however, to liability that cannot be eliminated under the DGCL, including, among other things, liability for acts or omissions not in good faith, knowing or intentional violations of law, liability arising from the authorization of unlawful dividends or stock repurchases or redemptions, or transactions from which the director or officer derived an improper personal benefit.

The Proposed By-Laws provide that Pubco will indemnify and advance expenses to its directors and officers to the fullest extent permitted by the DGCL. In addition, Pubco is authorized to maintain directors’ and officers’ liability insurance to provide coverage for directors, officers, employees and agents against certain liabilities. Pubco believes that these limitation of liability, indemnification and advancement provisions and insurance arrangements are necessary to attract and retain qualified and experienced directors and officers.

The limitation of liability, indemnification and advancement provisions in the Proposed Certificate of Incorporation and By-Laws may discourage stockholders from bringing derivative litigation against directors or officers, even though such actions, if successful, might otherwise benefit Pubco and its stockholders. In addition, Pubco may be required to bear substantial costs in connection with indemnification obligations, settlements or judgments, which could adversely affect Pubco’s financial condition.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Pubco’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Pubco has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of DTCS’s directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of Pubco Class A Common Stock will be [   ].

Listing

Pursuant to the terms of the Business Combination Agreement, as a closing condition (subject to certain exceptions), DTCS is required to cause the Pubco Common Stock issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the Pubco Class A Common Stock is intended to be listed, subject to Nasdaq approval, under the proposed symbol “[   ]”. The parties currently do not intend to waive the listing condition if Pubco’s Nasdaq listing application is not approved. In the event that the Nasdaq application is not approved and the parties do mutually agree to waive this condition, no recirculation or resolicitation of DTCS shareholders will occur prior to the extraordinary general meeting. It is important for you to know that, at the time of our extraordinary general meeting, we may not have received from Nasdaq confirmation of the listing of the Pubco Class A Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the Pubco securities would not be listed on any nationally recognized securities exchange.

Recent Sales of Unregistered Securities of PGUS

During the past three years, PGUS has sold or issued the following unregistered securities:

Stock Purchase Agreements (Class A Common Stock)

On March 26, 2026, the Company entered into a series of stock purchase agreements with accredited investors pursuant to which it issued an aggregate of 23,750 shares of Class A Common Stock at a purchase price of $8.00 per share, for gross proceeds of $190,000. These issuances were undertaken to provide working capital and support the Company’s operational growth.

Between September 2024 and January 2026, the Company entered into a series of stock purchase agreements with accredited investors pursuant to which it issued an aggregate of approximately 5,700,668 shares of Class A Common Stock at a purchase price of $0.90 per share, for gross proceeds of approximately $5.1 million. These issuances were undertaken to provide working capital and support the Company’s operational growth.

Stock Options (Class A Common Stock)

In September 2024, the Company granted stock options exercisable for an aggregate of approximately 13,300,000 shares of Class A Common Stock to directors, officers, employees, consultants, and advisors pursuant to the Company’s 2024 Omnibus Incentive Plan (as amended, the “Equity Plan”). The options are generally exercisable beginning on the applicable grant date and expire ten years thereafter, subject to the terms of the Equity Plan and the applicable award agreements. These equity awards were issued as incentive compensation to attract, retain, and motivate key personnel and service providers. Only one of the stock option awards has been exercised to date, which was in April 2025 for the amount of 20,000 shares of Company Class A Common Stock.

Promissory Note Conversions (Class A Common Stock)

Between July 2023 and August 2024, the Company issued various convertible promissory notes. Certain holders of such outstanding convertible promissory notes elected to convert accrued principal and interest into shares of Company Class A Common Stock, as of October 2024. Upon such conversion, approximately $3.6 million in indebtedness, in the aggregate, was converted to approximately 1,420,516 shares of Class A Common Stock, in the aggregate. The conversions were effected pursuant to the terms of the applicable note conversion agreements and eliminated a substantial portion of the Company’s short-term debt obligations.

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Promissory Note Conversions – Stem Med Holder (Class A Common Stock)

On January 13, 2023, the Yuen Family Trust transferred its 83.4% ownership of PrimeGen Global, Inc. (“PGG”), together with its promissory notes (the “Yuen Family Trust/Stem Med” notes) to Stem Med Scientific Holdings, LLC (“Holdings”). Included in this transfer to Holdings was the note then-payable to the Yuen Family Trust with outstanding principal of $5,150,000, which after such transfer Holdings became the holder thereof. Also, on the same date of such note’s transfer to Holdings, PGUS’s now Co-Chief Executive Officer Mr. Daniel Chiu, as sole Manager of Holdings, transferred all equity and promissory notes described above to Stem Med Scientific, Inc. (“Stem Med”), which is a wholly owned subsidiary of Holdings. Such note was subsequently amended and restated and thereafter converted into 5,722,222 shares of the PGUS’s Class A Common Stock at a conversion ratio of $0.90 on October 2, 2024.

Another promissory note included in the Yuen Family Trust/Stem Med notes, was a promissory note in the principal amount of $6,695,000 with PGG as borrower. Such note was included in this transfer to Holdings, which after such transfer, Holdings became the holder thereof. Also, on the same date of such note’s transfer to Holdings, PGUS’s now Co-Chief Executive Officer Mr. Daniel Chiu, as sole Manager of Holdings, transferred all equity and promissory notes described above to Stem Med. Such note was subsequently amended and restated after the transfer to Stem Med. Pursuant to such note, at the election of Stem Med as holder, such note could convert into shares of common stock of PGUS. Such note was subsequently converted into 7,438,888 shares of the PGUS’s Class A Common Stock at a conversion ratio of $0.90 on October 2, 2024.

Warrants

Between January 2025 and January 2026, the Company issued various warrants exercisable for an aggregate of approximately 17,327,038 shares of Class A Common Stock at an exercise price of $0.90 per share. Certain of these warrants were issued as additional consideration to certain accredited investors. Certain other of these warrants were issued as compensation to directors, officers, employees, consultants, and advisors. Some of these warrants are fully vested, while others are subject to certain vesting schedules which may be time-based, performance milestone-based, or a mix thereof.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on any share certificates issued in these transactions. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on any share certificates issued in these transactions. All recipients had adequate access, through their relationships with PGUS, to information about PGUS. The sales of these securities were made without any general solicitation or advertising.

Market Price of PGUS Securities

Market price information regarding PGUS is not provided because there is no public market for PGUS’s securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PGUS - Liquidity and Capital Resources”.

249

MARKET PRICE AND DIVIDENDS OF SECURITIES

Market Price of DTCS Units, DTCS Ordinary Shares and DTCS Rights

Market Price and Ticker Symbol

DTCS’s Units, Public Shares and DTCS Rights are currently listed on Nasdaq under the symbols “DTSQU”, “DTSQ” and “DTSQR”, respectively.

The closing price of DTCS’s Units, Public Shares and Right on [   ], 2026, the last trading day before announcement of the execution of the Business Combination Agreement, was $[   ], $[   ] and $[   ], respectively. As of [   ], 2026, the record date for the extraordinary general meeting, the closing price for each DTCS Unit, Public Share and Right was $[●], $[●] and $[●], respectively.

Holders

As of the record date, there was one holder of record of DTCS Units, [one holder of record of Public Shares] and one holder of record of Founder Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose DTCS Units, Public Shares and Rights are held of record by banks, brokers and other financial institutions.

Dividends

DTCS has not paid any cash dividends on the DTCS Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to an initial business combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Dividend Policy of Pubco Following the Business Combination

Pubco does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

250

BENEFICIAL OWNERSHIP OF SECURITIES

Beneficial Ownership of DTCS

The following table sets forth information regarding the beneficial ownership of DTCS Ordinary Shares as of the Record Date, based on information obtained from the persons named below, with respect to the beneficial ownership of DTCS Ordinary Shares by:

●	each person known by DTCS to beneficially own more than 5% of the outstanding shares of DTCS Ordinary Shares;

●	each of DTCS’s current executive officers and directors; and

●	all of DTCS’s current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

In the table below, percentage ownership is based on 3,419,314 DTCS Ordinary Shares (which includes DTCS Ordinary Shares that are underlying the DTCS Units), issued and outstanding as of the date of this proxy statement/prospectus. The following table does not reflect record of beneficial ownership of any ordinary shares issuable upon conversion of rights as the rights are not convertible within 60 days of this proxy statement/prospectus.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Ordinary Shares
DT Cloud Star Management Limited (our sponsor)(2)	1,931,900	52.9%
Sam Zheng Sun(3)	—	—
Kenneth Lam(3)	—	—
Jiayi Liang(3)	—	—
Shaoke Li(3)	—	—
Longjiao Li(3)	—	—
Chi Zhang(3)
All directors and executive officers (five individuals) as a group	—	—
All initial shareholders as a group	1,931,900	52.9%
All other five percent (5%) shareholders
Ramya Rao	550,000	15.1%
AQR Capital Management, LLC(4)	444,725	12.1%
AQR Capital Management Holdings, LLC(4)	444,725	12.1%
AQR Arbitrage, LLC(4)	444,725	12.1%
Feis Equities LLC(5)	352,550	9.6%
TD Securities (USA) LLC(6)	351,740	9.6%
Westchester Capital Management, LLC(7)	183,531	5.0%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o DT Cloud Star Acquisition Corporation, Floors 1 through 3, 175 Pearl Street, Brooklyn, New York 11201.

(2)	Represents shares held by DT Cloud Star Management Limited, our sponsor. The address for our sponsor is 300 Cadman Plaza West, 12th Floor, Brooklyn NY 11201.

(3)	Such individual does not beneficially own any of our ordinary shares.

(4)	AQR Capital Management, LLC, AQR Capital Management Holdings, LLC, and AQR Arbitrage, LLC shares the holding of 12.1% of the outstanding shares of DT Cloud Star Acquisition Corporation. AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. AQR Arbitrage, LLC is deemed to be controlled by AQR Capital Management, LLC. The address for each of AQR Capital Management, LLC, AQR Capital Management Holdings, LLC, and AQR Arbitrage, LLC is One Greenwich Plaza, Suite 130, Greenwich, Connecticut 06830.

(5)	Feis Equities LLC holds 9.6% of the outstanding shares of DT Cloud Star Acquisition Corporation. The managing member of Feis Equities LLC is Lawrence M. Feis. Each of Feis Equities LLC and Lawrence M. Feis has voting and disposition power over 352,550 Ordinary Shares. The address for each of Feis Equities LLC and Lawrence M. Feis is 1740 Waukegan Road, Suite 206, Glenview, Illinois 60025.

(6)	TD Securities (USA) LLC (“TDS”) holds 9.6% of the outstanding shares of DT Cloud Star Acquisition Corporation. Toronto Dominion Holdings (U.S.A.), Inc. (“TDH”), TD Group US Holdings LLC (“TD Gus”), and Toronto Dominion Bank (“TD Bank”) may be deemed to be indirect beneficial owners of said equity securities directly held by TDS. TDS is the wholly owned subsidiary of TDH. TDH is the wholly owned subsidiary of TD GUS. TD GUS is the wholly owned subsidiary of TD Bank. The principal office address for each of TDS and TDH is One Vanderbilt Avenue, New York, New York 10017. The principal office address for TD GUS is 251 Little Falls Drive, Wellington, Delaware 19808. The principal office address for TD Bank is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.

(7)	Westchester Capital Management, LLC holds 5.0% of the outstanding shares of DT Cloud Star Acquisition Corporation. Westchester Capital Management, LLC serves as sub-advisor to each of The Merger Fund, The Merger Fund VL, Virtus Westchester Credit Event Fund, JNL Multi-Manager Alternative Fund, JNL/Westchester Capital Event Driven Fund and Principal Funds, Inc. - Global Multi-Strategy Fund. The address for Westchester Capital Management, LLC is 100 Summit Lake Drive, Valhalla, NY 10595.

Beneficial Ownership of Pubco as of the Closing of the Business Combination

The following table sets forth information regarding the beneficial ownership of Pubco Common Stock immediately following the consummation of the Business Combination by:

●	each person known by Pubco to beneficially own more than 5% of the outstanding Pubco Common Stock;

●	each of Pubco’s executive officers and directors; and

●	all of Pubco’s executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

In the table below, percentage ownership is based on [__] shares of Pubco Class A Common Stock and shares of Pubco Class B Common Stock issued and outstanding as of the Closing Date, assuming no redemptions.

Name and Address of Beneficial Owner	Pubco Class A Common Shares Beneficially Owned	Pubco Class B Common Shares Beneficially Owned	Percentage of Outstanding Pubco Class A Common Shares	Percentage of Outstanding Pubco Class B Common Shares(2)	Percentage of Voting Power
Directors and Executive Officers(1):
[*]	[__]	[__]	[__]%	[__]%	[__]%
[*]	[__]	[__]	[__]%	[__]%	[__]%
[*]	[__]	[__]	[__]%	[__]%	[__]%
[*]	[__]	[__]	[__]%	[__]%	[__]%

All directors and executive officers ([__] individuals) as a group	[__]	[__]	[__]%	[__]%	[__]%

5% or Greater Beneficial Owners:
	[__]	[__]	[__]%	[__]%	[__]%
[*]	[__]	[__]	[__]%	[__]%	[__]%
[*])	[__]	[__]	[__]%	[__]%	[__]%

(1) Unless otherwise noted, the business address of each of the following entities or individuals is c/o [*].

(2) As described in “Description of Pubco Securities,” each share of Pubco Class B Common Stock has [*].

Securities Authorized for Issuance under Equity Compensation Plans

No shares of DTCS are available for issuance under any equity compensation plan.

PGUS Class A Common Stock have been reserved for issuance under the PGUS Option Plan, provided that prior to the Closing of the Business Combination, the Interim Period Option Issuance is limited to twenty thousand (20,000) PGUS Options.

Pubco Class A Common Stock will be reserved for issuance under the New Equity Incentive Plan as of Closing of the Business Combination. The percentage of Pubco Class A Common Stock to be reserved for new awards will be fifteen percent (15%) of Pubco’s fully diluted outstanding shares immediately following the Closing.

Changes in Control

None.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

DTCS Related Person Transactions

Founder Shares

On November 29, 2022, the Company issued an aggregate of 1,725,000 founder shares (“Founder Shares”) to the initial shareholders, so that the Sponsor collectively owned 20% of the Company’s issued and outstanding shares after the Initial Public Offering for an aggregate purchase price of $25,000.

On July 26, 2024, since the underwriter exercised the over-allotment in full, no Founder Shares are subject to forfeiture.

The Sponsor, officers and directors of the Company have entered into a letter agreement with the Company, pursuant to which they have agreed (i) to waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with the completion of the initial business combination, (ii) to waive their redemption rights with respect to any Founder Shares, private placement shares and public shares held by them in connection with a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (A) to modify the substance or timing of obligation to provide for the redemption of public shares in connection with an initial business combination or to redeem 100% of public shares if the Company have not consummated the initial business combination within the timeframe set forth therein or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fail to complete the initial business combination within 15 months from the closing of this offering.

Administrative Services Agreement

DTCS entered into an agreement, commencing on July 26, 2024, through the earlier of consummation of the initial business combination and the liquidation, to pay the Sponsor $10,000 per month for office space, utilities and secretarial and administrative support services.

For the year ended December 31, 2025 and 2024, the Company incurred $120,000 and $50,000 for these services in total, included in General and administrative expenses. During the year ended December 31, 2025 and 2024, the Company paid administrative expense of $90,000 and $nil, respectively.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $300,000 converted upon consummation of our business combination into private units at a price of $10.00 per unit.

As of December 31, 2025 and December 31, 2024, the principal amount due under the Working Capital Loan was $nil.

Promissory Note — Related Party

On December 31, 2023, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is non-interest-bearing and payable on the earlier of (i) December 31, 2024 and (ii) the date on which the Company consummates an IPO or the date on which the Company determines not to conduct the IPO. This note has been repaid in full.

On October 28, 2024, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is non-interest-bearing and payable on the date which the Company consummates an initial business combination. On July 29, 2025, we entered into a Letter Agreement to the Working Capital Loan Note (the “Letter Agreement”) with the sponsor, pursuant to which we and the sponsor agreed to terminate the Working Capital Loan Note and confirmed that the outstanding amount that we borrowed under the Promissory Note was $nil.

On October 22, 2025, the Company entered into an amendment to the Trust Agreement with Wilmington Trust National Association. Pursuant to the Trust Agreement (as so amended), the Company have the right to extend the time for us to complete our initial business combination for a period for 12 months from October 26, 2025 to October 26, 2026 by depositing into the trust account $75,000 for all remaining public shares for each one-month extension. On October 23, 2025, the Company issued an unsecured promissory note in the aggregate principal amount of $75,000 (the “Note”) to the sponsor, in exchange for its depositing such amount into the our trust account in order to extend the amount of time we have available to complete the business combination. The Note does not bear interest and matures upon the closing of our business combination. In addition, the Note may be converted by the holder into units identical to the units issued in our initial public offering at a price of $10.00 per unit. As of December 31, 2025, we have issued additional unsecured promissory notes to the sponsor in connection with subsequent one-month extensions, resulting in an aggregate principal amount of $150,000 deposited into the trust account for business combination extension purposes.

As of December 31, 2025 and 2024, the principal amount due and owing under the Promissory Note are $nil and $nil, respectively.

Due to Related Party

As of the date of this proxy statement/prospectus, we had a temporary payable of $1,301,143.59 to the Sponsor, of which $75,000 may, at the option of the Sponsor, be converted into Private Units at $10 per unit at Closing, and the remaining $1,226,143.59 will be repaid in cash to the Sponsor by Pubco at or after the Closing. All such amounts would be repayable to the Sponsor if the Business Combination is not consummated. This temporary payable consists of $140,000 for management fees, $675,000 for extension fees and $486,143.59 for expenses paid on behalf of the Company.

As of December 31, 2025, the Company had a temporary payable of $384,050 to the Sponsor, consisting of $80,000 for management fees, $150,000 for extension fees and $154,050 for expenses paid on behalf of the Company.

As of December 31, 2024, the Company had a temporary payable of $84,500 to the Sponsor, consisting of $50,000 for management fees and $34,500 for expenses paid on behalf of the Company. The balance is unsecured, interest-free and has no fixed terms of repayment.

Registration Rights Agreement

At the Closing, Pubco and the Sponsor will enter into the Registration Rights Agreement, providing for registration rights substantially similar to the registration rights granted to Sponsor in connection with the DTCS’s IPO, with the PGUS Stockholders identified in the Business Combination Agreement in the event that their Pro Rata Share of the Merger Consideration is not registered pursuant to the Registration Statement, which will cover all of the shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor.

The number of shares of Pubco Class A Common Stock covered by the Registration Rights Agreement will be at least [*], which amount is comprised of (i) [*] shares of Pubco Class A Common Stock (including shares converted from Pubco Class B Common Stock) held by certain principals and other stockholders of PGUS and (ii) 1,931,900 shares of Pubco Class A Common Stock held by the Sponsor. In addition, depending on the number of Non-Redemption Warrants that will be issued to the Sponsor, an additional number of shares of Pubco Class A Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor will be covered by the Registration Rights Agreement (this number will be determined at the time of the Extraordinary General Meeting and will be a maximum of 1,931,900, which assumes 100% redemptions). All shares of Pubco Class A Common Stock that will be covered by the Registration Rights Agreement also will be subject to the Lock-up Agreements.

252

Company Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Significant Company Holders execute and deliver to DTCS a Company Support Agreement, pursuant to which each such Significant Company Holder agrees to, among other things, support and vote in favor of the Business Combination Agreement, and the transactions contemplated therein (including the Mergers). As of June 15, 2026, the PGUS Stockholders who are party to the Company Support Agreement collectively held approximately 92.58% of the outstanding capital stock of PGUS (consisting of PGUS Class A Common Stock and PGUS Class B Common Stock) and represented approximately 99.11% of the total voting power of PGUS. Following the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, such stockholders are expected to execute a written consent approving the Business Combination Agreement and the transactions contemplated thereby.

Insider Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor and any director of DTCS who holds DTCS Ordinary Shares enter into the Insider Support Agreement pursuant to which each Insider has agreed (i) not to transfer or redeem any DTCS Ordinary Shares held by it in accordance with the Insider Letter Agreements and (ii) to vote in favor of the Business Combination Agreement and the Mergers at the Parent Extraordinary General Meeting in accordance with the Insider Letter Agreements.

PGUS Related Person Transactions

Stem Med Scientific, Inc.

Note Payable

On January 13, 2023, the Yuen Family Trust transferred its 83.4% ownership of PGG, together with its promissory notes (the “Yuen Family Trust/Stem Med” notes) to Stem Med Holdings, LLC (“Stem Med Holdings”). Included in this transfer was the note payable to the Yuen Family Trust with outstanding principal of $5,150,000, which was subsequently converted into 5,722,222 shares of the Company’s Class A Common Stock at a conversion ratio of $0.90 on October 2, 2024. Also on the same date, Mr. Daniel Chiu, as sole Manager of Stem Med Holdings, transferred all equity and promissory notes described above to Stem Med Scientific Inc. (“Stem Med”), a wholly owned subsidiary of Stem Med Holdings.

This note accrued interest at 8% per annum. As part of the debt restructuring activities described in Note 2, the accrued interest balance on the Yuen Family Trust/Stem Med notes of $891,606 as of January 1, 2024 was forgiven. Interest expense during the year ended December 31, 2025 and 2024 amounted to $0 and $154,500, respectively. There were no balances outstanding relating to the Yuen Family Trust/Stem Med note as of December 31, 2025 or 2024.

Warrants

On January 27, 2025, the Company issued 2,000,000 warrants to Stem Med as consideration for service. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share.

Note Payable to Rita YuKa Wong

On June 5, 2024, the Company entered into a Convertible Promissory Note Financing Agreement with Rita YuKa Wong, a related party, under which the Company issued a Senior Convertible Promissory Note (the “Wong Convertible Note”) for $294,696 which had been previously funded by Stem Med. The outstanding principal bears interest at a rate of 8% per annum on a simple basis. The outstanding principal and accrued interest on the Wong Convertible Note shall be due two years from the initial closing date in June 2026, provided the Company may elect to extend the maturity date for an additional year. The note is guaranteed by Stem Med, a related party.

On October 2, 2024, the entire outstanding principal of the Wong Convertible Note of $294,696 and accrued interest of $6,156 was converted into shares of the Company’s Class A Common Stock at a conversion ratio of $0.90 per share. There were no balances outstanding relating to the Wong Convertible Note as of December 31, 2025 or 2024.

On November 5, 2025, the Company entered into a promissory note with Rita Yuka Wong, a related party, for borrowings of $300,000, which bears interest at 8% per annum on a simple basis. Any outstanding borrowings are due on the earlier of September 30, 2026 or the closing date of the business combination transaction with DTCS. The promissory note had an outstanding balance of $300,000 as of both March 31, 2026 and December 31, 2025, along with accrued interest balances of $9,133 (unaudited) and $3,133 as of March 31, 2026 and December 31, 2025, respectively.

Note Payable to PGG

On January 17, 2020, the Company entered into a note payable with PGG which provides for borrowings up to $9,000,000 to be advanced. Outstanding borrowings bear interest at a rate of 4% per annum on a simple basis. The outstanding principal and accrued interest on the note shall be due on the earlier of December 31, 2022, the closing of an initial public offering, or the date of completion of a change in control transaction, as defined in the agreement. In the event the Company undertakes a qualified financing, defined as the sale of additional equity interest in the Company, or instruments convertible into such equity interests, in cash for an aggregate purchase price of at least $10,000,000, the outstanding amounts would be repaid as follows; 1) if qualified financing is between $10,000,000 and $14,999,999, then $1,000,000 is due at the closing of the transaction, 2) if qualified financing is between $15,000,000 and $20,000,000, then $2,000,000 is due at the closing of the transaction, and 3) if the qualified financing is over $20,000,000, then $3,000,000 plus 15% of the gross proceeds in excess of $20,000,000 is due at the closing of the transaction.

Effective January 1, 2024, the Company restructured its debt with Stem Med, the 83.4% owner of PGG, where the total outstanding principal and accrued interest was forgiven.

PrimeGen Biotech LLC

On March 18, 2019, the Company acquired lab machinery and equipment from PrimeGen Biotech LLC (“PGB”), a sister company to the Company’s sole stockholder PGG. Consideration was $278,806 in exchange for a promissory note. This note is non-interest bearing and due on demand.

253

The Company paid certain expenses on behalf of PGB. Amounts receivable for these payments totaled $189,149 and $195,873 at December 31, 2025 and 2024, respectively.

Both the Company and PGB have agreed that all activity between them, including the promissory note, payments on behalf of PGB and advances from PGB will be settled net. The net balance due to PGB at December 31, 2025 and 2024 was $89,657 and $82,932, respectively. This is included in the due to related parties account on the accompanying balance sheets.

On July 14, 2025, PGUS, as licensee, entered into the PGB Patent License with PGB, as licensor. The PGB IP is substantial, and rights thereto are contemplated to have substantial benefit to PGUS. The PGB Patent License does not provide for a cash up-front or execution payment. Once cumulative worldwide net sales of licensed products equal $5.0 million, PGUS is required to pay PGB a royalty of 1.5% on worldwide net sales of licensed products in excess of $5.0 million. Following expiration of the last-to-expire patent within the licensed patents in a country, the royalty due on net sales in that country is reduced by 50%. PGUS is also required to pay PGB 10% of certain non-royalty consideration PGUS receives from sublicenses, including upfront payments, fixed or periodic fees, milestone fees and certain debt, equity or investment consideration, subject to the terms of the agreement. Royalties and sublicense revenue share payments are payable within 30 days after the end of the calendar quarter in which they become due.

Office Lease

The Company leases office space from a family member of the Yuen Family Trust, an indirect shareholder of the Company. On June 24, 2024, the Company reached an agreement with the lessor to forgive all back rent and entered into a new lease agreement for the same office space. In connection with this agreement, the Company recognized the extinguishment of the past lease liability in the amount of $525,952 as an equity contribution and recorded it as additional paid in capital. After recording the extinguishment of the past lease liability, the Company recognized the new lease by recording a right-of-use asset and corresponding lease liability of $667,622. The new lease matures on June 30, 2028, and has monthly rental payments of $15,812.

PGG Note Payable Convertible into Company Stock

At September 30, 2024, our controlling stockholder, PGG had a note payable to Stem Med in the amount of $6,695,000. The note, plus accrued interest was converted into 7,438,888 shares of the Company’s Class A Common Stock on October 2, 2024 at a conversion rate of $0.90 per share.

Statement of Policy Regarding Transactions with Related Persons

Pubco will adopt a formal written policy that will be effective upon the Closing providing that Pubco’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of Pubco’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with Pubco without the approval of Pubco’s audit committee, subject to certain exceptions.

Indemnification of Directors and Officers

The Proposed By-Laws will provide that Pubco will be required to indemnify its directors and officers to the fullest extent permitted by the DGCL. In addition, the Proposed Certificate of Incorporation will provide that Pubco’s directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

254

EXECUTIVE AND DIRECTOR COMPENSATION OF PGUS

In this section, “we”, “us” and “our” generally refer to PGUS in the present tense or Pubco from and after the Business Combination.

PGUS Executive Compensation

Pubco is an “emerging growth company,” as defined in the JOBS Act and the following is intended to comply with the reduced disclosure requirements applicable to emerging growth companies.

This section discusses the material components of the executive compensation program of PGUS for our executive officers who are named in the “Summary Compensation Table” below. In 2025, our “named executive officers” and their positions (or former positions) were as follows:

●	Daniel Chiu, Chairman of the Board of Directors, Co-Chief Executive Officer, and Secretary

●	Wai Sun Szeto, Co-Chief Executive Officer, and Director

●	Dora E. Chan, Director and Chief Financial Officer

●	John T. Chang, Chief Financial Officer, Secretary and Director*

* Mr. Chang ceased serving in these capacities on September 30, 2025.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Closing are likely to differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Daniel Chiu	2025	$0	$0	$0	$120,000	$120,000
Co-Chief Executive Officer	2024	$0	$0	$2,396,368	$48,000	$2,444,368
Wai Sun Szeto	2025	$0	$0	$0	$54,000	$54,000
Co-Chief Executive Officer	2024	$0	$0	$2,174,482	$36,000	$2,210,482
Dora E. Chan	2025	$0	$0	$0	$45,000	$45,000
Chief Financial Officer	2024	$0	$0	$0	$0	$0
John T. Chang (4)	2025	$0	$0	$0	$54,000	$54,000
Chief Financial Officer	2024	$0	$0	$1,952,597	$36,000	$1,988,597

(1)	Reflects base salary earned during the years presented. During fiscal years 2025 and 2024, the named executive officers did not receive cash salary payments. See “—Narrative to Summary Compensation Table—Employment Agreements” for further discussion of our compensation arrangements.

(2)	Reflects the aggregate grant date fair value of PGUS Options granted during the applicable year calculated in accordance with FASB ASC Topic 718.

(3)	The amount in this column includes certain consultancy fees and expense reimbursements.

(4)	Mr. Chang ceased serving in these capacities on September 30, 2025.

Narrative to Summary Compensation Table

Base Salaries

During the years ended December 31, 2025 and 2024, our named executive officers did not receive traditional cash base salaries. Instead, they were compensated for their services through consulting fees paid by PGUS, as reflected in the “All Other Compensation” column of the Summary Compensation Table. These fees are intended to provide a fixed component of compensation reflecting the executive’s skill set and responsibilities in the absence of a formal employment agreement.

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Annual Bonuses

While our named executive officers were eligible to earn annual discretionary bonuses based on the Board’s review of Company and individual performance, no such bonuses were awarded or paid for fiscal years 2025 or 2024. Accordingly, no amounts are reflected in the ‘Bonus’ column of the Summary Compensation Table.

Equity Compensation

In addition, we currently maintain the PGUS Equity Incentive Plan in order to provide our service providers the opportunity to acquire an equity interest in PGUS. Pursuant to the PGUS Equity Incentive Plan and award agreements thereunder, directors, officers, employees, consultants and other service providers may be granted PGUS Options and other equity-based awards. No equity awards were granted to the named executive officers during fiscal year 2025.

As discussed in this proxy statement/prospectus, in connection with the Business Combination, each PGUS Equity Incentive Plan that is outstanding immediately prior to the Effective Time will be automatically assumed by Pubco such that, as of the Effective Time, each share underlying each PGUS Option outstanding immediately prior to the Effective Time will be canceled and automatically converted into an option to purchase shares of Pubco Class A Common Stock, with substantially equivalent terms and conditions, including with respect to vesting and exercisability; provided, that the assumption and adjustment of the unvested PGUS Options shall be completed in a manner that satisfies the requirements of Code Section 409A and, with respect to any PGUS Option intended to be an “incentive stock option,” Code Section 422 and the applicable regulations promulgated thereunder. It is expected that PGUS or Pubco may consider one-time additional equity awards in the discretion of the applicable Board of Directors to recognize extraordinary service in connection with the Business Combination. After Closing, Pubco is expected to grant equity awards in the discretion of the Pubco Board pursuant to the New Equity Incentive Plan.

The material terms of the PGUS Equity Incentive Plan are described below:

●	Administration. The PGUS Equity Incentive Plan is administered by the PGUS Board or a committee or other persons designated by the PGUS Board (the “Administrator”). Subject to the terms of the PGUS Equity Incentive Plan, the Administrator has broad discretion to, among other things, select eligible participants, determine the timing, type, number and terms of awards, establish vesting and exercisability conditions, amend outstanding awards (subject to applicable limitations), accelerate vesting or exercisability, and interpret and construe the provisions of the PGUS Equity Incentive Plan and any award agreements thereunder.

●	Eligible Participants. Eligible participants under the PGUS Equity Incentive Plan include employees, officers, directors and consultants of PGUS and its affiliates, as determined by the Administrator.

●	Types of Awards. The PGUS Equity Incentive Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other stock-based awards, each pursuant to the terms of the plan and an applicable award agreement.

●	Shares Available for Issuance. An aggregate of 33,000,000 shares of PGUS Class A Common Stock are reserved for issuance under the plan, including shares issuable upon the exercise of incentive stock options. Shares subject to awards that are forfeited, cancelled or expire without being exercised generally become available for future grants under the plan.

●	Stock Options; Termination of Service. The exercise price, vesting schedule, term and other conditions of stock options are determined by the Administrator and set forth in the applicable award agreement, subject to the terms of the PGUS Equity Incentive Plan. Except as otherwise provided in an award agreement, the treatment of vested and unvested options upon termination of employment or service is governed by the applicable award agreement, and unvested awards are generally forfeited.

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●	Adjustments; Change in Capitalization. In the event of a change in capitalization or similar corporate transaction, the Administrator is authorized to make equitable adjustments to the number and type of shares available under the PGUS Equity Incentive Plan and to outstanding awards. The Administrator may also provide for the cancellation of awards in exchange for cash or other consideration in connection with such events, subject to the terms of the plan.

●	Amendment and Termination. The PGUS Board or the Administrator may amend, alter or terminate the PGUS Equity Incentive Plan, subject to stockholder approval where required by applicable law, and provided that no amendment may materially impair a participant’s rights under an outstanding award without the participant’s consent.

Other Elements of Compensation

Employee Benefits and Prerequisites

PGUS maintains certain employee benefit plans and compensation arrangements for its employees, officers and directors. PGUS maintains a 401(k) retirement plan for its U.S. employees through ADP, pursuant to which eligible employees may elect to make pre-tax contributions in accordance with applicable law. As the named executive officers of PGUS were compensated as consultants during 2025 and 2024, they did not participate in PGUS’s 401(k) or health and welfare benefit plans. PGUS does not provide any other perquisites or personal benefits to its named executive officers.

In addition, PGUS maintains a medical benefits program that provides eligible employees with access to certain medical, dental, vision, life insurance and long-term disability coverage. PGUS also provides paid vacation days and paid sick leave days to its employees in accordance with its policies.

PGUS does not maintain any other material employee benefit or perquisite arrangements for its executive officers beyond those described above.

Equity-Based Compensation Outside the PGUS Equity Incentive Plan

From time to time, PGUS has issued warrants to purchase shares of its common stock to certain individuals in connection with services rendered to PGUS. These warrants were not granted pursuant to the PGUS Equity Incentive Plan and were issued on terms set forth in the applicable warrant agreements.

Executive Compensation Arrangements

We have entered into arrangements with our named executive officers that generally provide for compensation in the form of consulting fees and eligibility for equity-based awards. As of December 31, 2025, none of our named executive officers were parties to formal employment agreements providing for fixed terms of employment or specified severance benefits. However, on January 16, 2026, the Company entered into a formal employment agreement with Mr. Daniel Chiu, as described below.

Daniel Chiu and Wai Sun Szeto During fiscal year 2025, Mr. Chiu and Mr. Szeto served as our Co-Chief Executive Officers. In lieu of a traditional salary, they received monthly consulting fees for their leadership and strategic services. For fiscal year 2025, Mr. Chiu and Mr. Szeto received aggregate consulting fees of $120,000 and $54,000, respectively. These arrangements are at-will and do not provide for specific termination payments or “golden parachute” benefits.

Dora E. Chan Ms. Chan was appointed as our Chief Financial Officer effective November 2025. In connection with her appointment, Ms. Chan receives a monthly consulting fee of $7,500. Ms. Chan did not receive any equity grants or bonus payments during the fiscal year ended December 31, 2025.

John T. Chang Mr. Chang served as our Chief Financial Officer until his departure on September 30, 2025. During his period of service in 2025, Mr. Chang received $54,000 in consulting fees. In 2024, Mr. Chang was granted PGUS Options with a grant date fair value of $1,952,597, as reflected in the Summary Compensation Table.

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On January 16, 2026, PGUS entered into an employment agreement with Mr. Chiu. Under the terms of the employment agreement, Mr. Chiu serves as Co-Chief Executive Officer and Chairman with an annual base salary of $420,000. He is also eligible to receive a discretionary annual bonus determined by the PGUS Board, one-time equity awards in the form of stock options at the Board’s discretion, and participation in standard benefit programs, including a 401(k) plan with employer matching up to 4%. His employment is at-will and does not provide for specific severance or change-in-control benefits.

Executive Compensation of Pubco Following the Business Combination

Pubco is currently developing an executive compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward individuals who contribute to Pubco’s long-term success. Decisions on the executive compensation program will be made by Pubco’s compensation committee. In addition to the guidance provided by its compensation committee, Pubco may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees.

Pubco intends to enter into an employment agreement with each of Mr. Daniel Chiu, [ ], and [ ] after Closing, but has not yet finalized the terms of such agreements.

New Equity Incentive Plan

Prior to the Closing, the DTCS Board will adopt the New Equity Incentive Plan, as described in this proxy statement/prospectus, subject to shareholder approval. The New Equity Incentive Plan will replace the PGUS Equity Incentive Plan and provide a means by which Pubco can issue equity incentives to employees (including our named executive officers), directors and other service providers, which is essential to our long-term success. For additional information about the New Equity Incentive Plan, please see “The Incentive Plan Proposal” in this proxy statement/prospectus.

Non-Employee Director Compensation Program

PGUS has not generally entered into formal arrangements under which non-employee directors receive cash compensation for their service on the PGUS Board or its committees. PGUS currently has a practice of granting awards under the PGUS Equity Incentive Plan to non-employee directors from time-to-time.

Following the consummation of the Business Combination, Pubco intends to develop a board of directors’ compensation program that is designed to align compensation with Pubco’s business objectives and the creation of shareholder value, while enabling Pubco to attract, retain, incentivize and reward directors who contribute to the long-term success of Pubco. It is anticipated that the compensation committee will determine the annual compensation to be paid to the members of the Pubco Board upon completion of the Business Combination.

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MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

The Business Combination Agreement provides that the Pubco Board will initially be comprised of seven (7) directors. The following have been identified as director nominees: Daniel Chiu, [ ], [ ], [ ], [ ], [ ] and [   ].

The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors and officers following the completion of the Business Combination.

Name	Age	Position
Daniel Chiu	78	Chief Executive Officer and Director Nominee
[ ]		Chief Financial Officer
Dora E. Chan	76	Director Nominee
[ ]		Director Nominee
[ ]		Independent Director Nominee
[ ]		Independent Director Nominee
[ ]		Independent Director Nominee
[ ]		Independent Director Nominee

DTCS believes that the below-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide Pubco with a diverse range of perspectives and judgment necessary to facilitate the goals of Pubco and be good stewards of capital.

Officers, Directors and Key Employees

For more information about the compensation of the members of the DTCS Board and the officers of DTCS prior to the Closing, see the section entitled “Information About DTCS - Directors and Executive Officers”. For more information about the anticipated members of the Pubco Board and the officers of Pubco following the Closing, see the section entitled “The Director Election Proposal - Information about Officers, Directors and Nominees”.

Daniel Chiu. Daniel Chiu combines over 30 years of experience in technology and media senior management. Previously, Mr. Chiu has been involved in two companies in the media technology and management industry, holding positions including Chairman, Chief Executive Officer, Chief Technology Officer, and board member. From June 1995 through December 2020, Mr. Chiu served as Chairman, CEO, and CTO of X-Spatial Media Technology Limited, where he was responsible for management and technical development. Since January 2023, Mr. Chiu has served as Chairman and Co-Chief Executive Officer of PrimeGen US Inc., overseeing management and strategic planning. Mr. Chiu holds a Bachelor of Science in Mechanical Engineering from California State University, Long Beach, awarded June 2, 1975. At Closing, Mr. Chiu is expected to serve as the Chief Executive Officer and a Director of the Pubco. We believe that Mr. Chiu is well qualified to serve as Chief Executive Officer and a Director of Pubco due to his educational background, executive experience serving as a Chairman, Chief Executive Officer, and experience in other areas of management within the technology and media industry.

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Dora E. Chan. Dora E Chan has + 40 years of experience in accounting and finance senior management experience both inside and outside United States. She joined PrimeGen US as a consultant in July 2025 overseeing all aspects of accounting activities including strategic planning, risk management and developing plans for growth. She worked with investors to secure investment funding and bankers to obtain financing. Mrs. Chan is currently a director in the company. Since 2013, Mrs. Chan has been involved in a local public accounting firm overseeing its day of day operation as well as supervising the staffs in the accounts preparation and workflow. In 1999, Mrs. Chan was the Hospital Director for a secured adolescent psychiatric hospital operating from start up to a well recognized placement for children with mental issues in the United Kingdom. From 1990 to 1999, she worked independently with computer programmers to design hospital integrated accounting system. From 1984 to 1990, she served as Controller for a local Accounting firm in Pasadena. Previously she held various positions as financial analysis and financial accountant in Colorado and Hong Kong, She holds a Bachelor’s Degree in Accounting from California State University, Long Beach. At closing, Mrs. Chan is expected to serve as the Chief Financial Officer and a Director of the Pubco. We believe that Mrs. Chan is well qualified to serve as a Director of the Pubco due to her education background, executive experience serving as a chief financial officer and experience in other areas of financial management.

Corporate Governance

Composition of the Pubco Board

Our business and affairs will be managed under the direction of the Pubco Board. The Pubco Board is expected to be chaired by [   ] and include as members the individuals named above as director nominees. The Pubco Board is expected to determine that [   ] qualify as independent in accordance with applicable Nasdaq rules. Subject to the terms of the Business Combination Agreement, the Proposed Certificate of Incorporation and the Proposed By-Laws, the number of directors will be fixed by the Pubco Board, and is expected to initially be fixed at seven (7) directors.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Pubco Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Pubco Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Pursuant to the Business Combination Agreement and as set forth above, DTCS was granted rights to designate one director for election to the Pubco Board.

Director Independence

Under Pubco’s corporate governance guidelines and the Nasdaq rules, a director will not be independent unless the Pubco Board affirmatively determines that the director does not have a direct or indirect material relationship with Pubco or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq rules.

The Pubco Board will undertake a review of its composition, the composition of its committees and the independence of directors and consider whether any director has a material relationship with Pubco that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Pubco Board is expected to determine that [   ], [   ], and [   ] of Pubco’s directors do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq rules. In making these determinations, the Pubco Board will consider the relationships that each non-employee director has with Pubco, the transactions otherwise set forth in this proxy statement/prospectus, and all other facts and circumstances the Pubco Board deemed relevant in determining their independence, including the director’s beneficial ownership of Pubco Common Stock.

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Committees of the Pubco Board

The Pubco Board will direct the management of its business and affairs, as provided by Delaware law, and conduct its business through meetings of the Pubco Board and standing committees. The Pubco Board will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter and composed solely of independent directors.

In addition, from time to time, special committees may be established under the direction of the Pubco Board when the Pubco Board deems it necessary or advisable to address specific issues. Copies of Pubco’s committee charters will be posted on Pubco’s website, https://primegenus.com, as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, DTCS’s, PGUS’s and Pubco’s website is not part of, and is not incorporated into, this proxy statement/prospectus or the registration statement of which it forms a part.

Audit Committee

Pubco’s audit committee will be responsible for, among other things:

●	overseeing our accounting and financial reporting process;

●	appointing, compensating, retaining and overseeing the work of our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

●	discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

●	pre-approving all audit and non-audit services provided to us by our independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

●	reviewing and discussing our annual and quarterly financial statements with management and our independent registered public accounting firm;

●	discussing our risk management policies;

●	reviewing and approving or ratifying any related person transactions;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

●	preparing the audit committee report required by SEC rules.

Our audit committee is expected to consist of [   ], [   ] and [   ], with [   ] serving as chair. All members of our audit committee will meet the requirements for financial literacy under the applicable Nasdaq rules and regulations. The Pubco Board expects to affirmatively determine that each member of the audit committee qualifies as “independent” under Nasdaq’s additional standards applicable to audit committee members and Rule 10A-3 of the Exchange Act applicable audit committee members. In addition, the Pubco Board expects to determine that [   ] qualify as an “audit committee financial expert”, as such term is defined in Item 407(d)(5) of Regulation S-K.

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Compensation Committee

Pubco’s compensation committee will be responsible for, among other things:

●	reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting our Chief Executive Officer’s compensation;

●	reviewing and setting or making recommendations to the Pubco Board regarding the compensation of our other executive officers;

●	reviewing and making recommendations to the Pubco Board regarding director compensation;

●	reviewing and approving or making recommendations to the Pubco Board regarding our incentive compensation and equity-based plans and arrangements;

●	appointing and overseeing any compensation consultants;

●	reviewing and discussing annually with management our “Compensation Discussion and Analysis”, to the extent required; and

●	preparing the annual compensation committee report required by SEC rules, to the extent required.

Our compensation committee is expected to consist of [   ], [   ] and [   ], with [   ] serving as chair. The Pubco Board expects to determine that each of these directors qualify as “independent” under Nasdaq’s additional standards applicable to compensation committee members, and we expect that the Pubco Board or the compensation committee will meet the requirements of Section 16b-3 of the Exchange Act with respect to acquisitions from the issuer.

Nominating and Corporate Governance Committee

Pubco’s nominating and corporate governance committee will be responsible for, among other things:

●	identifying individuals qualified to become members of the Pubco Board and ensure the Pubco Board has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

●	recommending to the Pubco Board the persons to be nominated for election as directors and to each committee of the Pubco Board;

●	developing and recommending to the Pubco Board corporate governance guidelines, and reviewing and recommending to the Pubco Board proposed changes to our corporate governance guidelines from time to time; and

●	overseeing the annual evaluations of the Pubco Board, its committees and management.

Our nominating and corporate governance committee is expected to consist of [   ], [   ] and [   ], with [   ] serving as chair. The Pubco Board expects to determine that the members of our nominating and corporate governance committee qualify as “independent” under Nasdaq rules applicable to nominating and corporate governance committee members.

The nominating and corporate governance committee has not set specific minimum qualifications for director positions. Instead, the nominating and corporate governance committee will review nominations for election or re-election to the Pubco Board on the basis of a particular candidate’s merits and Pubco’s needs after taking into account the current composition of the Pubco Board. When evaluating candidates annually for nomination for election, the nominating and corporate governance committee will consider an individual’s skills, diversity, independence, experience in areas that address the needs of the Pubco Board and ability to devote adequate time to Pubco Board duties. The nominating and corporate governance committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election. Whenever a new seat or a vacated seat on the Pubco Board is being filled, candidates that appear to best fit the needs of the Pubco Board and Pubco will be identified, interviewed and evaluated by the nominating and corporate governance committee. Candidates selected by the nominating and corporate governance committee will then be recommended to the full Pubco Board.

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The Pubco Board may from time to time establish other committees.

Code of Ethics

In connection with Closing, Pubco will adopt a code of ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on our website at https://primegenus.com.

Pubco intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

No anticipated member of the compensation committee was at any time during fiscal year 2024, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.

SECURITIES ACT RESTRICTIONS ON RESALE OF PUBCO’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”) and subject to the requirements set forth under “- Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies” below, a Person who has beneficially owned restricted Pubco Class A Common Stock or Non-Redemption Warrants for at least six months would be entitled to sell their securities, provided that (a) such Person is not deemed to have been an affiliate of Pubco at the time of, or at any time during the three months preceding, a sale and (b) Pubco is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as Pubco was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Pubco Class A Common Stock or Non-Redemption Warrants for at least six months but who are affiliates of Pubco at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the volume limitations set forth in Rule 144.

Sales by affiliates of Pubco under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Pubco.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if all the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one (1) year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the Closing, Pubco will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed By-Laws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed By-Laws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the Pubco Board or any authorized committee of the Pubco Board, (b) otherwise properly brought before such meeting by or at the direction of the Pubco Board, or (c) otherwise properly brought before such meeting by a stockholder present in person who (A) was a record owner of Pubco Class A Common Stock at the time of giving the notice and is such a stockholder at the time of the such meeting, (B) is entitled to vote at such meeting, and (C) has complied with notice procedures specified in the Proposed By-Laws in all applicable respects. To be timely for the Pubco’s annual meeting of stockholders, a stockholder’s notice must be delivered to Pubco’s secretary at Pubco’s principal executive offices:

●	not later than the 120th day; and

●	not earlier than the 150th day

prior to the first anniversary of the date of the preceding year’s annual meeting (which date shall, for purposes of Pubco’s annual meeting in the year following the Business Combination shall be deemed to have occurred on [ ] of 2026).

In the event that no annual meeting was held in the previous year or Pubco holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, to be timely, notice of a stockholder proposal must be delivered not later than the 120th day prior to such annual meeting or, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. Nominations and proposals also must satisfy other requirements set forth in the Proposed By-Laws.

In the event the number of directors to be elected to the Pubco Board at the annual meeting is increased by the Pubco Board, and there is no public disclosure by Pubco naming the nominees for the additional directors at least 130 days prior to the first anniversary of the date on which the Company held the preceding year’s annual meeting of stockholders, a stockholder’s notice will be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to or mailed and received by Pubco’s secretary at Pubco’s principal executive offices not later than the close of business on the 10th day following the day on which such public disclosure is first made by Pubco.

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Under Rule 14a-8 of the Exchange Act, a stockholder proposal (other than nominations) to be included in the proxy statement and proxy card for the 2025 annual meeting pursuant to Rule 14a-8 must be received at Pubco’s principal office at a reasonable time before Pubco begins to print and send its proxy materials and must comply with Rule 14a-8.

A stockholder must update and supplement its notice to Pubco’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 10 days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement will be delivered to, or mailed and received by, Pubco’s secretary as promptly as practical.

Stockholder Director Nominees

The Proposed By-Laws will permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by the Proposed By-Laws. In addition, the stockholder must give timely notice to Pubco’s secretary in accordance with the Proposed By-Laws, which, in general, require that the notice be received by Pubco’s secretary within the time periods described above under the section “- Stockholder Proposals”.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the DTCS Board, any committee chairperson or the non-management directors as a group by writing to the DTCS Board or committee chairperson in care of DT Cloud Star Acquisition Corporation, Office 51, 10 Fl, 31 Hudson Yards, New York, NY 10001. Following the Closing, such communications should be sent to PrimeGen Holdings, Inc. at 2917 Daimler Street, Santa Ana, California 92705. Each communication will be forwarded, depending on the subject matter, to the DTCS Board, the appropriate committee chairperson or all non-management directors. Because other appropriate avenues of communication exist for matters that are not of shareholder interest, such as general business complaints or employee grievances, communications that do not relate to matters of shareholder interest are not forwarded to the DTCS Board.

LEGAL MATTERS

Loeb & Loeb LLP, legal counsel to DTCS, has provided a legal opinion regarding the validity of the securities of Pubco to be issued in connection with the Redomestication Merger. Loeb & Loeb LLP will pass upon the material U.S. federal income tax consequences of the Redomestication Merger. Sichenzia Ross Ference Carmel LLP will pass upon the material U.S. federal income tax consequences of the Acquisition Merger.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the DTCS Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of DT Cloud Star Acquisition Corporation, as for the period from January 1, 2023 through December 31, 2025, included in this proxy statement/prospectus have been audited by EliteCPA P.C., independent registered public accounting firm, as stated in their report, and are included in reliance on such report given on the authority of said firm as experts in accounting and auditing.

On July 16, 2025, the audit committee of the DTCS Board approved the dismissal of UHY LLP (“UHY”) as the Company’s independent registered public accounting firm with effect immediately. The reports of UHY on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024 and December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2024 and December 31, 2023 and through July 16, 2025, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with UHY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of UHY have caused UHY to make reference thereto in its reports on the consolidated financial statements for such years. During the fiscal years ended December 31, 2024 and December 31, 2023 and through July 16, 2025, there have been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

265

The consolidated financial statements of PGUS, Inc. as of December 31, 2025 and 2024 and for each of the years then ended included in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Rose, Snyder & Jacobs LLP, an independent registered public accounting firm, as stated in their report thereon, which report expresses an unqualified opinion and includes an explanatory paragraph relating to PrimeGen US, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements, and included in this proxy statement/prospectus in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, DTCS and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, DTCS will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such documents may likewise request that DTCS deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that DTCS deliver single copies of such document in the future. Shareholders may notify DTCS of their requests by calling or writing DTCS at its principal executive offices at Office 51, 10th Floor, Hudson Yards, New York, NY 10001, or (718) 865-2000.

ENFORCEABILITY OF CIVIL LIABILITY

DTCS is a Cayman Islands exempted company. If DTCS does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Redomestication Merger, you may have difficulty serving legal process within the United States upon DTCS. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against DTCS in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, DTCS may be served with process in the United States with respect to actions against DTCS arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of DTCS’s securities by serving DTCS’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

DTCS has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

DTCS files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on DTCS at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

This document is a proxy statement/prospectus of DTCS for the extraordinary general meeting. DTCS has not authorized anyone to give any information or make any representation about the Business Combination, DTCS or PGUS that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date hereof unless the information specifically indicates that another date applies.

266

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

DT Cloud Star Acquisition Corporation

Office 51, 10 Fl, 31 Hudson Yards

New York, NY 10001

(718) 865-2000

You may also obtain these documents, without charge, by requesting them in writing or by telephone from DTCS’s proxy solicitation agent at the following address and telephone number:

[   ].

[   ]

Telephone: [   ]

[   ] (Banks and brokers can call collect)

Email: [   ].

If you are a shareholder of DTCS and would like to request documents, please do so no later than [ ], 2026 (five (5) Business Days before the extraordinary general meeting) in order to receive them before the extraordinary general meeting. If you request any documents from DTCS, DTCS will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

267

DT Cloud Star Acquisition Corporation

F-1

DT CLOUD STAR ACQUISITION CORPORATION

BALANCE SHEETS

	March 31,2026	December 31,2025
	(Unaudited)
ASSETS
Current Assets:
Cash	$1,656	$461
Prepaid expenses	72,202	95,182

Total current assets	73,858	95,643
Cash and marketable securities held in trust	18,259,482	17,876,466
TOTAL ASSETS	$18,333,340	$17,972,109

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$15,764	$72,838
Amount due to Sponsor	912,644	384,050

Total Current Liabilities	928,408	456,888

Deferred underwriting compensation	690,000	690,000

TOTAL LIABILITIES	$1,618,408	$1,146,888

Commitments and contingencies (Note 7)
Ordinary shares subject to possible redemption, 1,652,509 shares (at redemption price of $11.05 and $10.82 per share) as of March 31,2026 and December 31, 2025, respectively	18,259,482	17,876,466

Shareholders’ deficit:
Ordinary shares, par value $0.0001 per share; 500,000,000 shares authorized; 2,000,900 and 2,000,900 shares issued and outstanding as of March 31,2026 and December 31, 2025, respectively	200	200
Additional paid-in capital	-	-
Share capital receivable	-	-
Accumulated deficit	(1,544,750)	(1,051,445)

Total Shareholders’ deficit	(1,544,550)	(1,051,245)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$18,333,340	$17,972,109

See accompanying notes to the unaudited financial statements.

F-2

DT CLOUD STAR ACQUISITION CORPORATION

UNAUDITED STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31,
	2026	2025
Operating expenses:
Formation and operating costs	$(238,316)	(80,859)
General and administrative expenses	(30,000)	(30,000)
Loss from operations	(268,316)	(110,859)

Other income:
Interest from operating account	11	3,437
Interest and dividends earned in Trust Account	103,332	484,684
Unrealized gained on marketable securities held in Trust Account	54,684	253,022
Total other income	158,027	741,143

NET INCOME (LOSS)	$(110,289)	630,284

Basic and diluted weighted average shares outstanding
Redeemable ordinary shares, basic and diluted	1,652,509	6,900,000
Non-redeemable ordinary shares, basic and diluted	2,000,900	2,000,900
Redeemable ordinary shares, basic and diluted net income per share	$0.022	0.095
Non-redeemable ordinary shares, basic and diluted net loss per share	$(0.073)	(0.012)

See accompanying notes to unaudited financial statements.

F-3

DT CLOUD STAR ACQUISITION CORPORATION

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	For the Three Months Ended March 31, 2026
	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance as of December 31, 2025	2,000,900	$200	$-	$(1,051,445)	$(1,051,245)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on Trust Account)				(158,016)	(158,016)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)				(225,000)	(225,000)
Net Loss for the period	-	-	-	(110,289)	(110,289)
Balance as of March 31, 2026	2,000,900	$200	$-	$(1,544,750)	$(1,544,550)

	For the Three Months Ended March 31, 2025
	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance as of December 31, 2024	2,000,900	$200	$-	$(350,476)	$(350,276)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on Trust Account)				(737,706)	(737,706)
Net income for the period	-	-	-	630,284	630,284
Balance as of March 31, 2025	2,000,900	$200	$-	$(457,898)	$(457,698)

See accompanying notes to unaudited financial statements.

F-4

DT CLOUD STAR ACQUISITION CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

	For the Three Months Ended 31-Mar-26	For the Three Months Ended 31-Mar-25
Cash flows from operating activities:
Net income (loss)	$(110,289)	$630,284
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Prepaid expenses	46,097	38,537
Interest and dividend income earned in cash and investments held in Trust Account	(158,016)	(737,706)

Change in operating assets and liabilities:
Prepaid expenses	(23,117)	(85,000)
Accrued expense and other liabilities	(57,074)	(16,036)
Amount due to Sponsor	303,594	30,000
Net cash provided by(used in) operating activities	1,195	(139,921)

Cash flows from investing activities:
Extension contributions deposited into Trust Account	(225,000)	-
Net cash used in investing activities	(225,000)	-

Cash flows from financing activities:
Proceeds from promissory note - related party	225,000	-
Net cash provided by financing activities	225,000	-

Net change in Cash	1,195	(139,921)
Cash at beginning of period	461	411,429
Cash and cash equivalents at end of period	$1,656	$271,508

See accompanying notes to unaudited financial statements.

F-5

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

DT Cloud Star Acquisition Corporation (the “Company”) is a blank check company. It was incorporated as a Cayman Islands exempted company on November 29, 2022, with the original name of Infinity Star Acquisition Corporation at inception. The name was changed to DT Cloud Star Acquisition Corporation on January 31, 2024. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.

The Company is an early-stage company and emerging growth company and, as such, the Company is subject to all of the risks associated with early-stage companies and emerging growth companies. The Company has selected December 31 as its fiscal year end.

The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on July 24, 2024. On July 26, 2024, the Company consummated the Initial Public Offering of 6,900,000 units (the “Public Units”), which includes 900,000 Public Units upon the full exercise by the underwriter of its over-allotment option, at $10.00 per Public Unit, generating gross proceeds of $69,000,000 to the Company. Each Public Unit consists of one ordinary share and one right (“Public Rights”). Each whole Public Right will entitle the holder to receive one-ninth (1/9) ordinary share upon consummation of initial business combination.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 206,900 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to DT Cloud Star Management Limited (the “Sponsor”), generating gross proceeds of $2,069,000 to the Company. Each Private Placement Unit consists of one Private Placement Share and one right (“Private Placement Right”). Each Private Placement Right will entitle the holder to receive one-ninth (1/9) ordinary share upon consummation of the initial business combination.

Transaction costs amounted to $2,175,819, consisting of $1,035,000 of underwriting commissions, $690,000 of deferred underwriting commissions and $450,819 of other offering costs.

Trust Account

Following the closing of the Initial Public Offering, the aggregate amount of $69,000,000 ($10.00 per Public Unit) was held in a trust account (“Trust Account”) established for the benefit of the Company’s public shareholders and maintained by Wilmington Trust, acting as trustee. The fund will be invested only in U.S. government treasury bills, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the funds in the Trust Account will not be released until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s Amended and Restated Memorandum and Articles of Association to (A) modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial Business Combination within 15 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of the Company’s public shares if the Company is unable to complete its initial Business Combination within 15 months from the closing of the Initial Public Offering, subject to applicable law.

F-6

The balances in the Trust Account as of March 31, 2026 and December 31, 2025 were $18,259,482 and $17,876,466, respectively.

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with an initial Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the public shares without the Company’s prior written consent.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The shareholders will be entitled to redeem their public shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per public share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their public shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s rights. The ordinary shares will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

F-7

The Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as described in Note 5) (as defined the “initial shareholders”) are identical to the ordinary shares included in the units being sold in this offering except that the founder shares are subject to certain transfer restrictions, as described in more detail below: the Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (i) to waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial business combination, (ii) to waive their redemption rights with respect to any founder shares, private placement shares and public shares held by them in connection with a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (A) to modify the substance or timing of obligation to provide for the redemption of public shares in connection with an initial business combination or to redeem 100% of public shares if the Company have not consummated the initial business combination within the timeframe set forth therein or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fail to complete the initial business combination within 15 months from the closing of this offering (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fail to complete the initial business combination within the prescribed time frame).

On October 22, 2025, the Company entered into an amendment (the “Trust Amendment”) to the Investment Management Trust Agreement (the “Trust Agreement”), with Wilmington Trust National Association. Pursuant to the Trust Amendment, the Company has the right to extend the time for it to complete its Business Combination (the “Combination Period”) under the Trust Agreement for a period for 12 months from October 26, 2025 to October 26, 2026 by depositing into the Trust Account $75,000 for all remaining public shares (the “Extension Payment”) for each one-month extension. On October 23, 2025, the Company deposited the initial payment of $75,000 in the Trust Account, to initially extend the date by which the Company can complete an initial business combination by one month to November 26, 2025. As of March 31, 2026, the Company further extended the time to consummate our initial business combination to March 26, 2026.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriters have agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00.

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the “Proposed Public Offering” against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On February 2, 2026, the Company entered into a Business Combination Agreement (the “BCA”) with DTSQ Purchaser Inc., a Delaware corporation and our wholly owned subsidiary (“Purchaser”), DTSQ Merger Sub Inc., a Delaware corporation and our wholly owned subsidiary (“Merger Sub”), and PrimeGen US, Inc., a Delaware corporation (the “Target”). Pursuant to the BCA, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the BCA (the “Closing”), (i) the Company shall merge with and into the Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger; and (ii) at least one business day subsequent to the consummation of the Redomestication Merger, Merger Sub shall merge with and into the Company (the “Acquisition Merger” and together with the Redomestication Merger, the “Mergers”), with the Target surviving the Acquisition Merger (the “Surviving Corporation”). As of the date of issuance of these financial statements, the business combination contemplated by the BCA has not been consummated.

F-8

Pursuant to the BCA, (a) at the effective time of Redomestication Merger (the “Redomestication Merger Effective Time”), (i) all the issued and outstanding units of DT Cloud Star (the “Parent Units”) immediately prior to the Redomestication Merger Effective Time will separate into their individual components of the ordinary share of DT Cloud Star (the “Parent Ordinary Share”) and the rights of DT Cloud Star (the “Parent Rights”) and will cease separate existence and trading, and (ii) each issued and outstanding Parent Right immediately prior to the Redomestication Merger Effective Time shall be converted into one right of the Purchaser to receive one-ninth (1/9) of one share of Class A common stock of the Purchaser (the “Purchaser Class A Common Stock”); (b) at the Redomestication Merger Effective Time, each issued and outstanding Parent Ordinary Share, other than certain excluded shares and dissenting shares, immediately prior to the Redomestication Merger Effective Time shall be converted automatically into one share of Purchaser Class A Common Stock; and (c) at the Redomestication Merger Effective Time, Purchaser shall issue warrants to purchase a total of an additional 1,931,900 shares of Purchaser Class A Common Stock (the “Non-Redemption Warrants”) to (x) those DT Cloud Star public shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their Parent Ordinary Shares in the redemption and (y) all other holders of Parent Ordinary Shares immediately prior to the Redomestication Merger (including, without limitation, the sponsor, other insiders and holders of other Parent Ordinary Shares that are not public Parent Ordinary Shares) (each, an “Eligible Warrant Recipient”).

At the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), Purchaser will issue to Company stockholders an aggregate number of Purchaser Class A Common Stock valued at the “Purchase Price,” calculated as (a) $1,489,800,000 less (b) adjustments for outstanding Company warrants (the “Company Warrant”) and Company stock options (the “Company Stock Option”) based on the redemption price less applicable exercise prices. Each share of Purchaser common stock (the “Purchaser Common Stock”) is valued at the redemption price. Each Company stockholder will receive its pro rata share of this “Merger Consideration,” with holders of Company Class A Common Stock (the “Company Class A Common Stock”) receiving Purchaser Class A Common Stock and holders of Company Class B common stock (the “Company Class B Common Stock”) receiving Purchaser Class B common stock (the “Purchaser Class B Common Stock”).

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less interest to pay dissolution expenses up to $50,000), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the public shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price of $10.00 per Public Unit.

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.125 per share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

F-9

Going Concern Consideration and Management Liquidity Plans

The Company initially had 15 months from the consummation of the Initial Public Offering to consummate the initial Business Combination. If the Company does not complete a Business Combination within 15 months from the consummation of the Initial Public Offering, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Act (As Revised) of the Cayman Islands. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, dissolution and liquidation.

On October 22, 2025, the Company entered into an amendment (the “Trust Amendment”) to the Investment Management Trust Agreement (the “Trust Agreement”), with Wilmington Trust National Association. Pursuant to the Trust Amendment, the Company has the right to extend the time for it to complete its Business Combination (the “Combination Period”) under the Trust Agreement for a period for 12 months from October 26, 2025 to October 26, 2026 by depositing into the Trust Account $75,000 for all remaining public shares (the “Extension Payment”) for each one-month extension. On October 23, 2025, the Company deposited the initial payment of $75,000 in the Trust Account, to initially extend the date by which the Company can complete an initial business combination by one month to November 26, 2025. As of March 31, 2026, the Company further extended the time to consummate our initial business combination to March 26, 2026.

If the Company is unable to consummate the Company’s initial Business Combination by October 26, 2026 (unless further extended), the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the Company’s rights will expire and will be worthless.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the Company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern. On October 28, 2024, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is non-interest-bearing and payable on the consummation of the initial business combination or converted upon consummation of the business combination into additional private units at a price of $10.00 per unit. On July 29, 2025, the Company entered into a letter agreement to the Promissory Note with the Sponsor, pursuant to which the Company and the Sponsor agreed to terminate the Promissory Note and confirmed that the outstanding amount that the Company borrowed under the Promissory Note was nil. On October 23, 2025, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $75,000, in exchange for Sponsor depositing such amount into the Trust Account in order to extend the amount of time it has available to complete a Business Combination.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management has determined that the Company has funds that are sufficient to fund the working capital needs of the Company until the consummation of an initial business combination or the winding up of the Company as stipulated in the Company’s amended and restated memorandum of association. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern.

As indicated in the accompanying financial statements, the Company currently has a negative working capital, and projected expenses are beyond the cash available through the earlier of the consummation of the initial Business Combination or one year from the issuance date of this financial statements. There is no assurance that the Company’s plan to consummate a business combination will be successful. If a Business Combination is not consummated by the relevant period, there will be a mandatory liquidation and subsequent dissolution. As a result, there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statement does not include any adjustments that might result from the outcome of the uncertainty.

F-10

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These accompanying financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC.

The accompanying unaudited financial statements as of March 31, 2026, and for the three months ended March 31, 2026 have been prepared in accordance with U.S. GAAP for interim financial information and Article 8 of Regulation S-X. In the opinion of management, all adjustments considered for a fair presentation have been included. Operating results for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the period ending December 31, 2026, or any future period.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalent

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,656 and $461 in cash as of March 31, 2026 and December 31, 2025, respectively.

F-11

Marketable Securities Held in Trust Account

The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest and dividends earned and in unrealized gains on marketable securities held in Trust Account, in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. The Company had $18,259,482 and $17,876,466 of marketable securities held in the Trust Account as of March 31, 2026 and December 31, 2025, respectively.

During the three months ended March 31, 2026, interest and dividends earned in the Trust Account amounted to $158,016, of which $103,332 was reinvested in the Trust Account, $54,684 was recognized as unrealized gain on investments held in the Trust Account. During the three months ended March 31, 2025, interest and dividends earned in the Trust Account amounted to $737,706, of which $484,684 was reinvested in the Trust Account, $253,022 was recognized as unrealized gain on investments held in the Trust Account.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted of legal, accounting, and other costs incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the Rights were charged to the shareholders’ equity. Offering costs allocated to the ordinary shares were charged against the carrying value of ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

Ordinary Share Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of March 31, 2026, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero. The interest and dividends earned by the marketable security held in trust, and the extension fee invest into the marketable security held in trust, were also recognized in redemption value against additional paid-in capital and accumulated deficit immediately.

Income Taxes

Income taxes are determined in accordance with the provisions of Accounting Standards Codification Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their unaudited financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the unaudited financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2026 and December 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

F-12

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

On August 16, 2022, the U.S. Government enacted legislation commonly referred to as the Inflation Reduction Act. The main provisions of the Inflation Reduction Act (the “IR Act”) that we anticipate may impact us is a 1% excise tax on share repurchases. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Because there is possibility that the Company may acquire a U.S. domestic corporation or engage in a transaction in which a domestic corporation becomes parent or affiliate to the Company and the Company may become a “covered corporation” as a listed Company in Nasdaq. The management team has evaluated the IR Act as of March 31, 2026 and does not believe it would have a material effect on the Company, and will continue to evaluate its impact.

Net Income (Loss) per Share

The Company calculates net income (loss) per share in accordance with ASC Topic 260, “Earnings per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable ordinary shares and non-redeemable ordinary shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable ordinary shares. Any remeasurement of the accretion to the redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders.

The calculation of diluted income (loss) per ordinary shares does not consider the effect of the rights issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the rights are contingent upon the occurrence of future events. As of March 31, 2026, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the period presented.

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Three Months ended March 31, 2026	For the Three Months ended March 31, 2025
Net income (loss)	$(110,289)	$630,284

Less: Interest and dividends earned in Trust Account to be allocated to redeemable shares	(158,016)	(737,706)
Net loss excluding investment income in Trust Account	(268,305)	(107,422)

F-13

	For the Three Months Ended		For the Three Months Ended
	March 31, 2026		March 31, 2025
	Non-Redeemable	Redeemable	Non-Redeemable	Redeemable
	Ordinary Share	Ordinary Share	Ordinary Share	Ordinary Share
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net losses	$(146,945)	$(121,360)	$(24,148)	$(83,274)
Interest and dividends earned in Trust Account	-	158,016	-	737,706
Allocation of net income (loss)	$(146,945)	$36,656	$(24,148)	$654,432
Denominators:
Weighted-average shares outstanding	2,000,900	1,652,509	2,000,900	6,900,000
Basic and diluted net income (loss) per share	$(0.073)	$0.022	$(0.012)	$0.095

Related Parties

Parties, which can be a corporation or individual, are considered to be related if either the Company or the other party have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or significant influence.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature. Please refer to Note 8.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited financial statements.

NOTE 3 –INITIAL PUBLIC OFFERING

On July 26, 2024, pursuant to the Initial Public Offering, the Company sold 6,900,000 Public Units, which includes 900,000 Public Units upon the full exercise by the underwriter of its over-allotment option, at a purchase price of $10.00 per Public Unit. Each Unit will consist of one ordinary share and one Public Right. Each whole Public Right will entitle the holder to receive one-ninth (1/9) ordinary share upon consummation of initial business combination.

All of the 6,900,000 public shares sold as part of the Public Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such public shares if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

F-14

The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of March 31, 2026, the ordinary shares reflected in the balance sheet are reconciled in the following table:

Gross proceeds from Public Shares	$69,000,000
Less:
Proceeds allocated to public rights	(6,900,000)
Allocation of offering costs related to ordinary shares	(1,958,237)
Redeem the redeemable ordinary shares held by Shareholder	(55,413,505)
Plus:
Accretion of carrying value to redemption value	8,858,237
Subsequent measurement of ordinary shares subject to possible redemption (interest and dividend earned in Trust Account)	4,297,987
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)	375,000
Ordinary shares subject to possible redemption (plus any interest and dividends earned in the Trust Account)	18,259,482

NOTE 4 – PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 206,900 Private Placement Units, at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one Private Placement Share and one right (“Private Placement Right”). Each Private Placement Right will entitle the holder to receive one-ninth (1/9) ordinary share upon consummation of the initial business combination.

The Private Placement Units are identical to the Public Units sold in the Initial Public Offering except for certain registration rights and transfer restrictions.

NOTE 5 – RELATED PARTY TRANSACTIONS

Founder Shares

On November 29, 2022, the Company issued an aggregate of 1,725,000 founder shares (“Founder Shares”) to the initial shareholders, so that the Sponsor collectively owned 20% of the Company’s issued and outstanding shares after the Initial Public Offering for an aggregate purchase price of $25,000.

On July 26, 2024, since the underwriter exercised the over-allotment in full, no Founder Shares are subject to forfeiture.

Representative Shares

On July 26, 2024, the Company issued 69,000 ordinary shares of $0.0001 par value each to A.G.P/Alliance Global Partners (“A.G.P.”)(hereafter – the Representative Shares), at the closing of the IPO as part of representative compensation. The shares were accounted for as of July 26, 2024, and received by A.G.P.

Private Placement

On July 26, 2024, the Company consummated the sale of 206,900 Private Placement Units at a price of $10.00 per Private Placement Unit in a private placement to the Sponsor, generating gross proceeds of $2,069,000 to the Company.

F-15

Promissory Note — Related Party

On December 31, 2023, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 (the “first Promissory Note”). The first Promissory Note is non-interest-bearing and payable on the earlier of (i) December 31, 2024 and (ii) the date on which the Company consummates an IPO or the date on which the Company determines not to conduct the IPO. The first Promissory Note terminated and paid back after consummation of IPO on July 29, 2024.

On October 28, 2024, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest-bearing and payable on the date which the Company consummates an initial business combination. On July 29, 2025, the Company entered into a letter agreement to the Promissory Note with the Sponsor, pursuant to which the Company and the Sponsor agreed to terminate the Promissory Note and confirmed that the outstanding amount that the Company borrowed under the Promissory Note was nil.

On October 23, 2025, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company borrowed up to an aggregate principal amount of $75,000, in exchange for Sponsor depositing such amount into the Company’s trust account in order to extend the amount of time it has available to complete a Business Combination.

As of March 31, 2026 and December 31, 2025, the principal amount due and owing under the Promissory Note were nil, respectively.

Due to Related Party

As of March 31, 2026 and December 31, 2025, the Company had a temporary payable of $912,644 and $384,050 to the Sponsor, respectively. The balance is unsecured, interest-free and has no fixed terms of repayment.

Administrative Services Arrangement

An affiliate of the Sponsor will agree that, commencing from the date that the Company’s securities are first listed on NASDAQ through the earlier of the Company’s consummation of a Business Combination and its liquidation, to make available to the Company certain general and administrative services, including office space, administrative and support services, as the Company may require from time to time. The Company has agreed to pay the affiliate of the Sponsor $10,000 per month for these services commencing on the closing date of the initial public offering for 15 months. For the three months ended March 31, 2026 and 2025, the Company incurred $30,000 and $30,000 for these services in total, included in general and administrative expenses.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $300,000 converted upon consummation of our business combination into private units at a price of $10.00 per unit. As of March 31, 2026 and December 31, 2025, the principal amount due under the Working Capital Loan was nil.

F-16

NOTE 6 – SHAREHOLDERS’ DEFICIT

Ordinary Shares

The Company is authorized to issue 500,000,000 ordinary shares, with a par value $0.0001 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share.

As of March 31, 2026, there were 2,000,900 ordinary shares issued and outstanding, excluding 1,652,509 ordinary shares subject to possible redemption.

Rights — Each holder of a right will receive one-ninth (1/9) ordinary share upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/9 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on July 26, 2024, the holders of the Founder Shares, Private Placement Units (including securities contained therein), and units (including securities contained therein) that may be issued on conversion of working capital loans or extension loans (and) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of this offering requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company’s register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company completion of initial business combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter Agreement

The underwriters are entitled to aggregate 3.5% of the gross proceeds of the IPO and the Over-Allotment Option, including:

The underwriters are entitled to a cash underwriting discount of 1.5% of the gross proceeds of the Initial Public Offering, upon the consummation of IPO.

As of July 26, 2024, the Company paid a cash underwriting commission of 1.5% of the gross proceeds of the IPO, or $1,035,000. The Company issued 69,000 ordinary shares of $0.0001 par value each to A.G.P at the closing of the IPO as part of representative compensation. The shares were accounted for as of July 26, 2024, and received by A.G.P on the IPO day.

The underwriters are entitled to a cash underwriting discount of 1.0% of the gross proceeds of the Initial Public Offering, which will be deferred and payable until the closing of the initial Business Combination, without accrued interest.

NOTE 8– FAIR VALUE MEASUREMENTS

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

F-17

“Fair value” is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

●	Level 3 - Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

	Prices in	Other	Other
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
At March 31, 2026	(Level 1)	(Level 2)	(Level 3)
Money Market Funds (marketable securities held in Trust Account)	18,259,482	-	-

	Prices in	Other	Other
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
At December 31, 2025	(Level 1)	(Level 2)	(Level 3)
Money Market Funds (marketable securities held in Trust Account)	17,876,466	-	-

F-18

INDEX TO FINANCIAL STATEMENTS

DT CLOUD STAR ACQUISITION CORPORATION

F-19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of DT Cloud Star Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of DT Cloud Star Acquisition Corporation(the “Company”) as of December 31, 2025 and 2024, and the related statement of operations, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company does not have sufficient cash to sustain its operations and has no revenue, its business plan is dependent on the completion of a business combination on or before October 26, 2026, which is less than one year from the issuance date of the financial statements. If a business combination is not consummated by this date or an extension is not obtained, there will be a mandatory liquidation and subsequent dissolution of the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ EliteCPA P.C.

We have served as the Company’s auditor since July 2025.
Piscataway, New Jersey
March 25, 2026

F-20

DT CLOUD STAR ACQUISITION CORPORATION

BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Current Assets:
Cash	$461	$411,429
Prepaid expenses	95,182	40,182

Total current assets	95,643	451,611
Cash and marketable securities held in trust	17,876,466	70,456,287
TOTAL ASSETS	$17,972,109	$70,907,898

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$72,838	$27,387
Amount due to Sponsor	384,050	84,500

Total Current Liabilities	456,888	111,887

Deferred underwriting compensation	690,000	690,000

TOTAL LIABILITIES	$1,146,888	$801,887

Commitments and contingencies (Note 7)
Ordinary shares subject to possible redemption, 1,652,509 and 6,900,000 shares (at redemption price of $10.82 and $10.21 per share) at December 31, 2025 and 2024, respectively	17,876,466	70,456,287

Shareholders’ deficit:
Ordinary shares, par value $0.0001 per share; 500,000,000 shares authorized; 2,000,900 and 2,000,900 shares issued and outstanding at December 31, 2025 and 2024, respectively	200	200
Additional paid-in capital	-	-
Accumulated deficit	(1,051,445)	(350,476)

Total Shareholders’ deficit	(1,051,245)	(350,276)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$17,972,109	$70,907,898

See accompanying notes to the audited financial statements.

F-21

DT CLOUD STAR ACQUISITION CORPORATION

AUDITED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2025	2024
Operating expenses:
Formation and operating costs	$(437,174)	$(222,248)
General and administrative expenses	(120,000)	(50,000)
Loss from operations	(557,174)	(272,248)

Other income:
Interest from operating account	6,205	9,577
Interest and dividends earned in Trust Account	2,626,342	1,192,605
Unrealized gained on marketable securities held in Trust Account	57,342	263,682
Total other income	2,689,889	1,465,864

NET INCOME	$2,132,715	$1,193,616

Basic and diluted weighted average shares outstanding
Redeemable ordinary shares, basic and diluted	6,281,802	2,978,689
Non-redeemable ordinary shares, basic and diluted	2,000,900	1,716,236
Redeemable ordinary shares, basic and diluted net income per share	$0.36	$1.52
Non-redeemable ordinary shares, basic and diluted net income (loss) per share	$(0.07)	$(1.94)

See accompanying notes to audited financial statements.

F-22

DT CLOUD STAR ACQUISITION CORPORATION

AUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	For the Year ended December 31, 2025
	Ordinary shares		Additional Paid-In	Share Capital	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balance as of December 31, 2024	2,000,900	$200	$-	$-	$(350,476)	$(350,276)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on Trust Account)	-	-	-	-	(2,683,684)	(2,683,684)
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)					(150,000)	(150,000)
Net income for the year	-	-	-	-	2,132,715	2,132,715
Balance as of December 31, 2025	2,000,900	$200	$-	$-	$(1,051,445)	$(1,051,245)

	For the Year Ended December 31, 2024
	Ordinary Shares		Additional Paid-in	Share Capital	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balance as of December 31, 2023(1)	1,725,000	$173	$24,827	$(25,000)	$(5,786)	$(5,786)

Sale of units in initial public offering, net of offering costs	6,900,000	690	66,823,491	-	-	66,824,181
Payment of Share capital receivable from sponsor (related party)	-	-	-	25,000	-	25,000
Sale of shares to sponsor in private placement	206,900	20	2,068,980	-	-	2,069,000
Issuance of representative shares	69,000	7	(7)	-	-	-
Ordinary shares subject to possible redemption	(6,900,000)	(690)	(62,099,310)	-	-	(62,100,000)
Allocation of offering costs to common stock subject to redemption	-	-	1,958,237	-	-	1,958,237
Subsequent measurement of ordinary shares subject to possible redemption (interest earned and unrealized gain on Trust Account)	-	-	-	-	(1,456,287)	(1,456,287)
Accretion of carrying value to redemption value	-	-	(8,776,218)	-	(82,019)	(8,858,237)
Net income for the year	-	-	-	-	1,193,616	1,193,616
Balance as of December 31, 2024	2,000,900	$200	$-	$-	$(350,476)	$(350,276)

(1)	Includes up to an aggregate of 225,000 ordinary shares subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part.

See accompanying notes to audited financial statements.

F-23

DT CLOUD STAR ACQUISITION CORPORATION

AUDITED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Cash flows from operating activities:
Net income (loss)	$2,132,715	$1,193,616
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Prepaid expenses	164,190	33,236
Interest and dividend income earned in cash and investments held in Trust Account	(2,683,684)	(1,456,287)

Change in operating assets and liabilities:
Prepaid expenses	(219,190)	(70,448)
Accrued expenses	45,451	27,387
Amount due to Sponsor	149,550	75,744

Net cash used in operating activities	(410,968)	(196,752)

Cash flows from investing activities:
Investment of cash in Trust Account	-	(69,000,000)
Cash withdrawn from Trust Account to redeem Public Shares	55,413,505
Extension contributions deposited into Trust Account	(150,000)

Net cash provided by(used in) investing activities	55,263,505	(69,000,000)

Cash flows from financing activities:
Payments for common stock redemption	(55,413,505)
Proceeds from promissory note - related party	150,000
Proceeds from issuance of Founder Shares to Sponsor	-	25,000
Sale of units to the founder in private placement	-	2,069,000
Proceeds from issuance promissory note	-	298,440
Proceeds from sale of units	-	69,000,000
Payment of offering costs	-	(1,485,819)
Payment of promissory note to Sponsor	-	(298,440)

Net cash used in(provided by) financing activities	(55,263,505)	69,608,181

Net change in Cash	(410,968)	411,429
Cash at beginning of period	411,429	-
Cash and cash equivalents at end of year	$461	$411,429

Non-cash investing and financing activities
Deferred underwriting compensation	$-	$690,000
Initial value of ordinary share subject to possible redemption	$-	$62,100,000
Reclassification of offering costs related to public shares	$-	$(1,958,237)
Subsequent measurement of ordinary shares subject to redemption against additional paid-in capital (“APIC”) and accumulated deficit	$150,000	$8,858,237
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned in Trust Account)	$2,683,684	$1,456,287
Representative shares issued to underwriter	$-	$7

See accompanying notes to audited financial statements.

F-24

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

DT Cloud Star Acquisition Corporation (the “Company”) is a blank check company. It was incorporated as a Cayman Islands exempted company on November 29, 2022, with the original name of Infinity Star Acquisition Corporation at inception. The name was changed to DT Cloud Star Acquisition Corporation on January 31, 2024. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.

The Company is an early-stage company and emerging growth company and, as such, the Company is subject to all of the risks associated with early-stage companies and emerging growth companies. The Company has selected December 31 as its fiscal year end.

The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on July 24, 2024. On July 26, 2024, the Company consummated the Initial Public Offering of 6,900,000 units (the “Public Units”), which includes 900,000 Public Units upon the full exercise by the underwriter of its over-allotment option, at $10.00 per Public Unit, generating gross proceeds of $69,000,000 to the Company. Each Public Unit consists of one ordinary share and one right (“Public Rights”). Each whole Public Right will entitle the holder to receive one-ninth (1/9) ordinary share upon consummation of initial business combination.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 206,900 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to DT Cloud Star Management Limited (the “Sponsor”), generating gross proceeds of $2,069,000 to the Company. Each Private Placement Unit consists of one Private Placement Share and one right (“Private Placement Right”). Each Private Placement Right will entitle the holder to receive one-ninth (1/9) ordinary share upon consummation of the initial business combination.

Transaction costs amounted to $2,175,819, consisting of $1,035,000 of underwriting commissions, $690,000 of deferred underwriting commissions and $450,819 of other offering costs.

Trust Account

Following the closing of the Initial Public Offering, the aggregate amount of $69,000,000 ($10.00 per Public Unit) was held in a trust account (“Trust Account”) established for the benefit of the Company’s public shareholders and maintained by Wilmington Trust, acting as trustee. The fund will be invested only in U.S. government treasury bills, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the funds in the Trust Account will not be released until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s Amended and Restated Memorandum and Articles of Association to (A) modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial Business Combination within 15 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of the Company’s public shares if the Company is unable to complete its initial Business Combination within 15 months from the closing of the Initial Public Offering, subject to applicable law.

On October 22, 2025, the Company entered into an amendment to the Investment Management Trust Agreement (the “Trust Agreement”), with Wilmington Trust National Association. Pursuant to the Trust Agreement, the Company have the right to extend the time for us to complete our initial business combination for a period for 12 months from October 26, 2025 to October 26, 2026 by depositing into the trust account $75,000 for all remaining public shares for each one-month extension. On October 23, 2025, the Company issued an unsecured promissory note in the aggregate principal amount of $75,000 (the “Note”) to the sponsor, in exchange for its depositing such amount into the our trust account in order to extend the amount of time the Company have available to complete the business combination. The Note does not bear interest and matures upon the closing of our business combination. In addition, the Note may be converted by the holder into units identical to the units issued in our initial public offering at a price of $10.00 per unit.

As of December 31, 2025 and 2024, the Company has $17,876,466 and $70,456,287 marketable securities held in the Trust Account, respectively.

F-25

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with an initial Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the public shares without the Company’s prior written consent.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The shareholders will be entitled to redeem their public shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per public share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their public shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s rights. The ordinary shares will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

F-26

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

The Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as described in Note 5) (as defined the “initial shareholders”) are identical to the ordinary shares included in the units being sold in this offering except that the founder shares are subject to certain transfer restrictions, as described in more detail below: the sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (i) to waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial business combination, (ii) to waive their redemption rights with respect to any founder shares, private placement shares and public shares held by them in connection with a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (A) to modify the substance or timing of obligation to provide for the redemption of public shares in connection with an initial business combination or to redeem 100% of public shares if the Company have not consummated the initial business combination within the timeframe set forth therein or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fail to complete the initial business combination within 15 months from the closing of this offering (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fail to complete the initial business combination within the prescribed time frame).

Subsequent to December 31, 2025, on February 2, 2026, the Company entered into a Business Combination Agreement (the “BCA”) with PrimeGen US, Inc. and certain other parties, pursuant to which the Company intends to consummate its initial business combination. The consummation of the proposed business combination is subject to the satisfaction or waiver of customary closing conditions, including, among others, approval by the Company’s shareholders. As of the date of issuance of these financial statements, the business combination contemplated by the BCA has not been consummated.

We initially have 15 months from the closing of our initial public offering to consummate our initial business combination. On October 22, 2025, we entered into an amendment to the Investment Management Trust Agreement (the “Trust Agreement”), with Wilmington Trust National Association. Pursuant to the Trust Agreement, we have the right to extend the time for us to complete our initial business combination for a period for 12 months from October 26, 2025 to October 26, 2026 by depositing into the trust account $75,000 for all remaining public shares for each one-month extension.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriters have agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00.

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the “Proposed Public Offering” against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Business Combination Costs

In connection with the proposed business combination, management has estimated the costs related to the transaction, which include legal, accounting, advisory, and other professional fees. These costs are expensed as incurred and are subject to change depending on the final structure of the business combination and the parties involved. The Company has not yet finalized the total amount of transaction costs, which will be reflected in the financial statements upon the consummation of the business combination.

F-27

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

Going Concern Considerations and Management Liquidity Plans

The Company have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. The Company initially have 15 months from the closing of our initial public offering to consummate our initial business combination. On October 22, 2025, we entered into an amendment to the Investment Management Trust Agreement (the “Trust Agreement”), with Wilmington Trust National Association. Pursuant to the Trust Agreement, the Company have the right to extend the time for us to complete our initial business combination for a period for 12 months from October 26, 2025 to October 26, 2026 by depositing into the trust account $75,000 for all remaining public shares for each one-month extension. If the Company does not complete a Business Combination within 15 months from the consummation of the Initial Public Offering, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Act (As Revised) of the Cayman Islands. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, dissolution and liquidation. However, the Company may extend the period of time to consummate a Business Combination. If the Company is unable to consummate the Company’s initial Business Combination by October 26, 2026 (unless further extended), the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the Company’s rights will expire and will be worthless.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the Company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern.

Subsequent to December 31, 2025, on February 2, 2026, the Company entered into a Business Combination Agreement (the “BCA”) with PrimeGen US, Inc. and certain other parties, pursuant to which the Company intend to consummate our initial business combination through a series of merger transactions. Management believes that the consummation of the proposed business combination, if completed, would provide us with an operating business and additional capital resources. However, the completion of the proposed business combination is subject to customary closing conditions, including regulatory approvals and shareholder approval, and there can be no assurance that the transaction will be consummated. Accordingly, the matters described above do not alleviate the substantial doubt about our ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management has determined that the Company has funds that are sufficient to fund the working capital needs of the Company until the consummation of an initial business combination or the winding up of the Company as stipulated in the Company’s amended and restated memorandum of association. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern.

On December 31, 2025, the Company had working capital deficit of $361,245, excluding deferred underwriting commissions and the available cash held in the Trust Account for marketable securities, which indicated a lack of liquidity it needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance of the financial statements. There is no assurance that the Company’s plan to consummate a business combination will be successful. If a Business Combination is not consummated by the relevant period, there will be a mandatory liquidation and subsequent dissolution. As a result, there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statement does not include any adjustments that might result from the outcome of the uncertainty.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These accompanying financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s audited financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-28

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $461 and $411,429 in cash as of December 31, 2025 and 2024, respectively.

Cash and Marketable Securities Held in Trust Account

The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest and dividends earned and unrealized gain on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. The Company had $17,876,466 and $70,456,287 marketable securities held in the Trust Account as of December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, interest and dividends earned in the Trust Account amounted to $2,683,684, of which $2,626,342 was reinvested in the Trust Account, $57,342 was recognized as unrealized gain on investments held in the Trust Account. During the year ended December 31, 2024, interest and dividends earned in the Trust Account amounted to $1,456,287, of which $1,192,605 was reinvested in the Trust Account, $263,682 was recognized as unrealized gain on investments held in the Trust Account.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted of legal, accounting, and other costs incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the Rights were charged to the shareholders’ equity. Offering costs allocated to the ordinary shares were charged against the carrying value of ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

Ordinary Share Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of December 31, 2025, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero. The interest and dividends earned by the marketable security held in trust, and the extension fee invest into the marketable security held in trust, were also recognized in redemption value against additional paid-in capital and accumulated deficit immediately.

F-29

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

Income Taxes

Income taxes are determined in accordance with the provisions of Accounting Standards Codification Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their audited financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the audited financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2025 and 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

On August 16, 2022, the U.S. Government enacted legislation commonly referred to as the Inflation Reduction Act. The main provisions of the Inflation Reduction Act (the “IR Act”) that we anticipate may impact us is a 1% excise tax on share repurchases. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Because there is possibility that the Company may acquire a U.S. domestic corporation or engage in a transaction in which a domestic corporation becomes parent or affiliate to the Company and the Company may become a “covered corporation” as a listed Company in Nasdaq. The management team has evaluated the IR Act as of December 31, 2025 and does not believe it would have a material effect on the Company, and will continue to evaluate its impact.

Net Income (Loss) per Share

The Company calculates net income (loss) per share in accordance with ASC Topic 260, “Earnings per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable ordinary shares and non-redeemable ordinary shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable ordinary shares. Any remeasurement of the accretion to the redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders.

The calculation of diluted income (loss) per ordinary shares does not consider the effect of the rights issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the rights are contingent upon the occurrence of future events. As of December 31, 2025, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the period presented.

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Year ended December 31, 2025	For the Year ended December 31, 2024
Net income	$2,132,715	$1,193,616
Less: Remeasurement to redemption value		(8,858,237)
Less: Interest and dividends earned in Trust Account to be allocated to redeemable shares	(2,683,684)	(1,456,287)
Net loss excluding investment income in Trust Account	(550,969)	(9,120,908)

F-30

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

	For the Year Ended		For the Year Ended
	December 31, 2025		December 31, 2024
	Non-Redeemable	Redeemable	Non-Redeemable	Redeemable
	Ordinary Share	Ordinary Share	Ordinary Share	Ordinary Share
Basic and Diluted net income (loss) per share:
Numerators:
Allocation of net losses	$(133,101)	$(417,868)	$(3,334,160)	$(5,786,748)
Interest and dividends earned in Trust Account	-	2,683,684	-	1,456,287
Accretion of temporary equity	-	-	-	8,858,237
Allocation of net (loss) income	$(133,101)	$2,265,816	$(3,334,160)	$4,527,776
Denominators:
Weighted-average shares outstanding	2,000,900	6,281,802	1,716,236	2,978,689
Basic and diluted net income (loss) per share	$(0.07)	$0.36	$(1.94)	$1.52

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

F-31

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature. Please refer to Note 8.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s audited financial statements.

NOTE 3 –INITIAL PUBLIC OFFERING

On July 26, 2024, pursuant to the Initial Public Offering, the Company sold 6,900,000 Public Units, which includes 900,000 Public Units upon the full exercise by the underwriter of its over-allotment option, at a purchase price of $10.00 per Public Unit. Each Unit will consist of one ordinary share and one Public Right. Each whole Public Right will entitle the holder to receive one-ninth (1/9) ordinary share upon consummation of initial business combination.

All of the 6,900,000 public shares sold as part of the Public Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such public shares if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of December 31, 2025, the ordinary shares reflected in the balance sheet are reconciled in the following table:

Gross proceeds from Public Shares	$69,000,000
Less:
Proceeds allocated to public rights	(6,900,000)
Allocation of offering costs related to ordinary shares	(1,958,237)
Redeem the redeemable ordinary shares held by Shareholder	(55,413,505)
Plus:
Accretion of carrying value to redemption value	8,858,237
Subsequent measurement of ordinary shares subject to possible redemption (interest and dividend earned in Trust Account)	4,139,971
Subsequent measurement of ordinary shares subject to possible redemption (additional funding for business combination extension)	150,000
Ordinary shares subject to possible redemption (plus any interest and dividends earned in the Trust Account)	17,876,466

F-32

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

NOTE 4 – PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 206,900 Private Placement Units, at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one Private Placement Share and one right (“Private Placement Right”). Each Private Placement Right will entitle the holder to receive one-ninth (1/9) ordinary share upon consummation of the initial business combination.

The Private Placement Units are identical to the Public Units sold in the Initial Public Offering except for certain registration rights and transfer restrictions.

NOTE 5 – RELATED PARTY TRANSACTIONS

Founder Shares

On November 29, 2022, the Company issued an aggregate of 1,725,000 founder shares (“Founder Shares”) to the initial shareholders, so that the Sponsor collectively owned 20% of the Company’s issued and outstanding shares after the Initial Public Offering for an aggregate purchase price of $25,000.

On July 26, 2024, since the underwriter exercised the over-allotment in full, no Founder Shares are subject to forfeiture.

Representative Shares

On July 26, 2024, the Company issued 69,000 ordinary shares of $0.0001 par value each to A.G.P/Alliance Global Partners (“A.G.P.”) (hereafter – the Representative Shares), at the closing of the IPO as part of representative compensation. The shares were accounted for as of July 26, 2024, and received by A.G.P.

Private Placement

On July 26, 2024, the Company consummated the sale of 206,900 Private Placement Units at a price of $10.00 per Private Placement Unit in a private placement to the Sponsor, generating gross proceeds of $2,069,000 to the Company.

Promissory Note — Related Party

On December 31, 2023, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is non-interest-bearing and payable on the earlier of (i) December 31, 2024 and (ii) the date on which the Company consummates an IPO or the date on which the Company determines not to conduct the IPO.

On October 28, 2024, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is non-interest-bearing and payable on the date which the Company consummates an initial business combination. On July 29, 2025, we entered into a Letter Agreement to the Working Capital Loan Note (the “Letter Agreement”) with the sponsor, pursuant to which we and the sponsor agreed to terminate the Working Capital Loan Note and confirmed that the outstanding amount that we borrowed under the Promissory Note was $nil.

On October 22, 2025, the Company entered into an amendment to the Investment Management Trust Agreement (the “Trust Agreement”), with Wilmington Trust National Association. Pursuant to the Trust Agreement, the Company have the right to extend the time for us to complete our initial business combination for a period for 12 months from October 26, 2025 to October 26, 2026 by depositing into the trust account $75,000 for all remaining public shares for each one-month extension. On October 23, 2025, the Company issued an unsecured promissory note in the aggregate principal amount of $75,000 (the “Note”) to the sponsor, in exchange for its depositing such amount into the our trust account in order to extend the amount of time we have available to complete the business combination. The Note does not bear interest and matures upon the closing of our business combination. In addition, the Note may be converted by the holder into units identical to the units issued in our initial public offering at a price of $10.00 per unit. As of December 31, 2025, we have issued additional unsecured promissory notes to the sponsor in connection with subsequent one-month extensions, resulting in an aggregate principal amount of $150,000 deposited into the trust account for business combination extension purposes.

As of December 31, 2025 and 2024, the principal amount due and owing under the Promissory Note are $nil and $nil, respectively.

Due to Related Party

As of December 31, 2025 and 2024, the Company had a temporary advance of $384,050 and $84,500 from the Sponsor, respectively. The balance is unsecured, interest-free and has no fixed terms of repayment.

F-33

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

Administrative Services Arrangement

An affiliate of the Sponsor will agree that, commencing from the date that the Company’s securities are first listed on NASDAQ through the earlier of the Company’s consummation of a Business Combination and its liquidation, to make available to the Company certain general and administrative services, including office space, administrative and support services, as the Company may require from time to time. The Company has agreed to pay the affiliate of the Sponsor $10,000 per month for these services commencing on the closing date of our initial public offering. For the year ended December 31, 2025, the Company incurred $120,000 for these services in total, included in General and administrative expenses.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, be converted by the holder into units identical to the units issued in our initial public offering at a price of $10.00 per unit. As of December 31, 2025 and December 31, 2024, the principal amount due under the Working Capital Loan was $nil and $nil.

NOTE 6 – SHAREHOLDERS’ DEFICIT

Ordinary shares

The Company is authorized to issue 500,000,000 ordinary shares, with a par value $0.0001 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share.

As of December 31, 2025, there were 2,000,900 ordinary shares issued and outstanding, excluding 1,652,509 ordinary shares subject to possible redemption.

As of December 31, 2024, there were 2,000,900 ordinary shares issued and outstanding, excluding 6,900,000 ordinary shares subject to possible redemption.

Rights — Each holder of a right will receive one-ninth (1/9) ordinary share upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/9 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

F-34

DT CLOUD STAR ACQUISITION CORPORATION

NOTES TO AUDITED FINANCIAL STATEMENTS

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the long-term impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these audited financial statements. The audited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on July 26, 2024, the holders of the Founder Shares, Private Placement Units (including securities contained therein), and units (including securities contained therein) that may be issued on conversion of working capital loans or extension loans (and) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of this offering requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company’s register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company completion of initial business combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter Agreement

The underwriters are entitled to aggregate 3.5% of the gross proceeds of the IPO and the Over-Allotment Option, including:

The underwriters are entitled to a cash underwriting discount of 1.5% of the gross proceeds of the Initial Public Offering, upon the consummation of IPO.

As of July 26, 2024, the Company paid a cash underwriting commission of 1.5% of the gross proceeds of the IPO, or $1,035,000. The Company issued 69,000 ordinary shares of $0.0001 par value each to A.G.P at the closing of the IPO as part of representative compensation. The shares were accounted for as of July 26, 2024, and received by A.G.P on the IPO day.

The underwriters are entitled to a cash underwriting discount of 1.0% of the gross proceeds of the of the Initial Public Offering, which will be deferred and payable until the closing of the initial Business Combination, without accrued interest.

NOTE 8– FAIR VALUE MEASUREMENTS

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

“Fair value” is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2 - Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

●	Level 3 - Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

	Prices in	Other	Other
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
At December 31, 2025	(Level 1)	(Level 2)	(Level 3)
Money Market Funds (cash equivalents)	$461
Money Market Funds (marketable securities held in Trust Account)	$17,876,466	$-	$-

	Prices in	Other	Other
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
At December 31, 2024	(Level 1)	(Level 2)	(Level 3)
Money Market Funds (cash equivalents)	$411,429
Money Market Funds (marketable securities held in Trust Account)	$70,456,287	$-	$-

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were filed. Except as described below, no subsequent events were identified that would have required adjustment or disclosure in the financial statements.

On February 2, 2026, the Company entered into a Business Combination Agreement (the “BCA”) with PrimeGen US, Inc. and certain other parties, pursuant to which the Company intends to consummate its initial business combination. As of the date of these financial statements, the proposed business combination has not been consummated and remains subject to the satisfaction or waiver of customary closing conditions.

F-35

DTSQ PURCHASER INC.

F-36

Report of Independent Registered Public Accounting Firm

To the Stockholders of DTSQ Purchaser Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of DTSQ Purchaser Inc.(the “Company”) as of March 31, 2026, and the related statement of operations, changes in stockholders’ deficit, and cash flows for the period from January 29, 2026 through March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the period from January 29, 2026 through March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EliteCPA P.C.

We have served as the Company’s auditor since March 2026.

Piscataway, New Jersey

April 13, 2026

F-37

DTSQ PURCHASER INC.

BALANCE SHEET

March 31, 2026
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$517
Total current liabilities	517

Total liabilities	517

Stockholders’ Deficit
Common stock, $0.00001 par value; 1,500,000,000 shares authorized; 1 shares issued and outstanding	-
Additional paid-in capital	10
Accumulated deficit	(517)
Subscription fee receivable	(10)
Total Stockholders’ Deficit	(517)
Total Liabilities and Stockholders’ Deficit	$-

The accompanying notes are an integral part of these audited financial statements.

F-38

DTSQ PURCHASER INC.

STATEMENT OF OPERATIONS

For the Period from January 29, 2026 (Inception) Through March 31, 2026
Formation costs	$(517)
Loss from operations	(517)

Loss before provision for income taxes:	(517)
Provision for income taxes	-
Net Loss	$(517)

Weighted average shares outstanding of common stock	1
Basic and diluted net loss per share	(517)

The accompanying notes are an integral part of these audited financial statements.

F-39

DTSQ PURCHASER INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

			Additional			Total
	Common Stock		Paid in	Accumulated	Subscription	Stockholders’
	Shares	Amount	Capital	Deficit	Receivable	Deficit
Balance – January 29, 2026	-	$-	$-	$-	-	$-
Common stock issued to initial shareholder for subscription fee	1	-	10	-	(10)	-
Net loss	-	-	-	(517)	-	(517)
Balance – March 31, 2026	1	$-	$10	$(517)	(10)	$(517)

The accompanying notes are an integral part of these audited financial statements.

F-40

DTSQ PURCHASER INC.

STATEMENT OF CASH FLOWS

For the Period from January 29, 2026 (inception) through March 31, 2026
Cash flow from operating activities:
Net loss	$(517)

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accrued expenses	517
Net cash used in operating activities	-

Net change in cash	-
Cash at the beginning of the period	-
Cash at the end of the period	$-

Supplemental disclosure of non-cash financing activities:
Common stock issued to initial shareholder for subscription fee	$10

The accompanying notes are an integral part of these audited financial statements.

F-41

DTSQ PURCHASER INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Business Operations

DTSQ Purchaser Inc. (the “Company”, “Purchaser” or “PubCo”) is a Delaware company formed by DT Cloud Star Acquisition Corporation (the “Parent” or “DT Cloud Star”) on January 29, 2026 (inception). The Company has adopted a fiscal year-end of December 31. The Company is authorized to issue 1,500,000,000 shares of stock, including:

●	800,000,000 shares of Class A Common Stock, par value $0.00001 per share;
●	200,000,000 shares of Class B Common Stock, par value $0.00001 per share;
●	500,000,000 shares of Preferred Stock, par value $0.00001 per share.

The Company’s sole purpose is to serve as the surviving entity in connection with a proposed business combination with PrimeGen US, Inc. (the “Business Combination”). As of the date of these financial statements, the Company has not engaged in any substantive operations or revenue-generating activities.

Going Concern

The Company was formed by the Parent. The Parent has until October 26, 2026 to complete its initial business combination (unless further extended). If the Parent is unable to complete the initial business combination by October 26, 2026, the Parent must cease all operations and dissolve and liquidate (unless further extended).

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. If the Parent is unable to raise additional funds to alleviate liquidity needs as well as complete a business combination by close of October 26, 2026 (unless further extended), then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

As of the date of these financial statements, the Company has not conducted any substantive operations. Management believes that the financial statements include all necessary adjustments to fairly present the Company’s financial position, results of operations, and cash flows.

Emerging Growth Company

The Company is a newly formed entity under the Parent’s business combination structure. The Company will only qualify as an “emerging growth company” after the business combination has been completed and a publicly traded operating company exists.

F-42

As modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and the emerging growth company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

The primary risk faced by the Company is the successful completion of the business combination with PrimeGen US, Inc. by the Parent within the specified time period. Additionally, the Company faces risks associated with the changes in market conditions that could affect the Parent’s ability to close the business combination.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined the United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of March 31, 2026 and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be immaterial for the period from January 29, 2026 (inception) through March 31, 2026.

F-43

Loss Per Share

The Company computes basic loss per share (“EPS”) by dividing net loss by the weighted average number of common stock shares outstanding for the reporting period. Diluted earnings per share is calculated by dividing net loss by the weighted average number of common stock shares equivalents outstanding. During the periods when there are anti-dilutive, common stock share equivalents, if any, are not considered in the computation. As of March 31, 2026, the Company issued 1 share of common stock to the Parent, and there are no outstanding common stock equivalents or potentially dilutive securities.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 since inception. Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statement.

Note 3 — Business Combination

On February 2, 2026, DT Cloud Star Acquisition Corporation (the “Parent” or “DT Cloud Star”) entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among DT Cloud Star, DTSQ PURCHASER INC., a Delaware corporation and wholly owned subsidiary of DT Cloud Star (“Purchaser” or “PubCo”), DTSQ Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of DT Cloud Star, and PrimeGen US, Inc., a Delaware corporation (“Target Company”).

Pursuant to the Business Combination Agreement, the Business Combination will be effected in two steps: (i) DT Cloud Star will reincorporate in the State of Delaware by merging with and into Purchaser, with Purchaser remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) after the Reincorporation Merger, Merger Sub will be merged with and into Target Company, resulting in Target Company being a wholly owned subsidiary of Purchaser (the “Acquisition Merger” and together with the Reincorporation Merger, the “Business Combination”).

Pursuant to the BCA, at the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), the Purchaser shall issue and deliver to the stockholders of the Target Company an aggregate number of Purchaser Class A Common Stock with an aggregate value equal to (a) One Billion Four Hundred Eighty Nine Million Eight Hundred Thousand U.S. Dollars ($1,489,800,000) less (b)(i) the aggregate number of shares of Class A common stock of the Target Company (the “Target Company Class A Common Stock”), on an as-exercised basis, under the outstanding warrants of Target Company (the “Target Company Warrant”) multiplied by (ii) the redemption price less the applicable exercise price of such Target Company Warrant and less (c) (i) the aggregate number of shares of Target Company Class A Common Stock, on an as-exercised basis, under the options of the Target Company (the “Target Company Stock Option”) multiplied by (ii) the redemption price less the applicable exercise price of such Target Company Stock Option (the “Purchase Price”).

Each share of common stock of the Purchaser (the “Purchaser Common Stock”) shall be valued at the redemption price, with each Target Company stockholder receiving its pro rata share of the resulting “Merger Consideration”. The holders of Target Company Class A Common Stock shall receive Merger Consideration in the form of Purchaser Class A Common Stock ; and holders of Class B common stock of the Target Company (the “Target Company Class B Common Stock”) shall receive Merger Consideration in the form of Class B common stock of the Purchaser (the “Purchaser Class B Common Stock”).

Note 4 — Share Capital

The Company is authorized to issue 1,500,000,000 shares, including Class A Common Stock, Class B Common Stock, and Preferred Stock, as detailed in Note 1.

On the inception date, the Company issued 1 share of common stock to its Parent, DT Cloud Star, at a purchase price of $10.00 per share. The subscription fee was not received yet as of March 31, 2026.

Note 5 — Subsequent Events

The Company has reviewed events occurring after March 31, 2026 and through the issuance of the financial statements. No events have occurred that require disclosure or adjustment other than the continued progress under the Business Combination Agreement.

F-44

PRIMEGEN US, INC.

FINANCIAL STATEMENTS

F-45

F-46

PRIMEGEN US, INC.

BALANCE SHEETS

	March 31,	December 31,
	2026	2025
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$715,361	$915,609
Inventory	56,349	-
Prepaid expenses and other current assets	65,043	23,988
Total current assets	836,753	939,597

Property and equipment, net	535,625	407,103
Operating right-of-use asset	375,537	417,263
Deposits	35,000	35,000
Total assets	$1,782,915	$1,798,963

Liabilities

Current liabilities
Accounts payable	$919,991	$463,822
Accrued expenses and other current liabilities	126,331	279,719
Operating lease liability - current	176,079	174,172
Due to related parties	88,857	89,657
Interest payable to related party	9,133	3,133
Notes payable to related party	300,000	300,000
Total current liabilities	1,620,391	1,310,503

Line of credit	1,450,000	-
Operating lease liability	216,973	261,714
Total liabilities	3,287,364	1,572,217

Commitments and contingencies

Stockholders’ equity (deficit)

Class A common stock, $0.00001 par value per share, 800,000,000 shares authorized, 22,870,633 and 22,739,106 shares issued and outstanding at March 31, 2026 (unaudited) and December 31, 2025, respectively	228	227
Class B common stock, $0.00001 par value per share, 200,000,000 shares authorized, 100,000,000 shares issued and outstanding at March 31, 2026 (unaudited) and December 31, 2025, respectively	1,000	1,000
Additional paid-in capital	35,422,421	32,555,508
Accumulated deficit	(36,928,098)	(32,329,989)
Total stockholders’ deficit	(1,504,449)	226,746
Total liabilities and stockholders’ deficit	$1,782,915	$1,798,963

See Accompanying Notes to the Financial Statements

F-47

PRIMEGEN US, INC.

STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)

Revenues	$43,980	$-
Cost of revenue	2,470
Gross profit	41,510	-

Operating expenses:
General and administrative	3,687,584	1,611,383
Research and development	941,500	618,118
Total operating expenses	4,629,084	2,229,501

Loss from operations	(4,587,574)	(2,229,501)

Other income (expense):
Interest income	33	324
Interest expense - related parties	(6,000)	-
Interest expense	(3,768)	-
Total other income (expense)	(9,735)	324

Loss before provision for income taxes	(4,597,309)	(2,229,177)
Income tax expense	(800)	(800)

Net loss	$(4,598,109)	$(2,229,977)

Net loss per share, basic and diluted	$(0.04)	$(0.02)
Weighted average number of common shares outstanding
Basic and diluted	122,814,072	120,663,248

See Accompanying Notes to the Financial Statements

F-48

PRIMEGEN US, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at December 31, 2024	20,481,767	$205	100,000,000	$1,000	$28,513,599	$(25,564,693)	$2,950,111
Sale of common stock	333,333	3	-	-	299,997	-	300,000
Stock-based compensation	-	-	-	-	1,270,189	-	1,270,189
Net loss	-	-	-	-	-	(2,229,977)	(2,229,977)
Balance at March 31, 2025 (unaudited)	20,815,100	$208	100,000,000	$1,000	$30,083,785	$(27,794,670)	$2,290,323

Balance at December 31, 2025	22,739,106	$227	100,000,000	$1,000	$32,555,508	$(32,329,989)	$226,746
Sale of common stock	131,527	1	-	-	286,999	-	287,000
Stock-based compensation	-	-	-	-	2,579,914	-	2,579,914
Net loss	-	-	-	-	-	(4,598,109)	(4,598,109)
Balance at March 31, 2026 (unaudited)	22,870,633	$228	100,000,000	$1,000	$35,422,421	$(36,928,098)	$(1,504,449)

See Accompanying Notes to the Financial Statements

F-49

PRIMEGEN US, INC.

STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(4,598,109)	$(2,229,977)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	16,478	6,746
Amortization of right-of-use asset	41,726	41,727
Stock-based compensation	2,579,914	1,270,189
Changes in operating assets and liabilities:
Inventory	(56,349)	-
Prepaid expenses and other current assets	(41,055)	807
Accounts payable	311,169	(69,742)
Accrued expenses and other current liabilities	(153,388)	(11,417)
Lease liability	(42,834)	(59,999)
Interest payable to related party	6,000	-

Net cash used in operating activities	(1,936,448)	(1,051,666)

Cash flows from investing activities
Purchase of equipment	-	(30,595)

Net cash used in investing activities	-	(30,595)

Cash flows from financing activities
Proceeds from line of credit	1,450,000	-
Proceeds from sale of stock	287,000	300,000
Due to related parties	(800)	-

Net cash provided by financing activities	1,736,200	300,000

Net change in cash and cash equivalents	(200,248)	(782,261)
Cash and cash equivalents, beginning of the period	915,609	3,959,998
Cash and cash equivalents, end of the period	$715,361	$3,177,737

Supplemental disclosure of cash flow information:
Interest paid	$-	$-
Income taxes paid	$800	$800

Supplemental disclosure of non-cash investing and financing information:
Purchase of equipment in accounts payable	$145,000 #	$-

See Accompanying Notes to the Financial Statements

F-50

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

PrimeGen US, Inc. (the “Company”), a Delaware company, was formed on January 15, 2019, and is a biotechnology development company, focused in the areas of research, development and marketing in the biomedical industry, with an emphasis on germicide research, adult stem-cell engineering and regenerative cellular replacement therapies. Its majority shareholder is PrimeGen Global, Inc. (“PGG”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Going Concern

The preparation of financial statements in conformity with GAAP contemplates continuation of the Company as a going concern. The Company has negative working capital, negative cash flow from operations and has no assurance of future revenue. The Company had accumulated net losses of $36,928,098 (unaudited) through March 31, 2026. The Company’s current operations are funded by loans and the sale of stock. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan to continue as a going concern is to raise additional equity capital until it can obtain FDA approval and begin to market its technology. No adjustments have been made to the carrying value of assets and classification of liabilities as a result of this uncertainty.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported periods. Amounts could materially change in the future.

Cash and Cash Equivalents

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents at March 31, 2026 (unaudited) or December 31, 2025. The Company maintains cash balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any credit risk in this area.

Inventory

Inventory consists of finished goods valued at the lower of cost (using the first-in, first-out method) or net realizable value.

F-51

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives of 5 years once the individual assets are placed in service. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvements or the remaining lease term. Depreciation and amortization expense for the three months ended March 31, 2026 and 2025 amounted to $16,478 (unaudited) and $6,746 (unaudited), respectively.

Leases

The Company accounts for its leases in accordance with the provisions of FASB Accounting Standards Codification (“ASC”) 842, Leases, which requires, among other things, the recognition of a right-of-use (“ROU”) asset and lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company has elected to not separate non-lease components from lease components.

Long-Lived Assets

In accordance with ASC 360-10, Property, Plant and Equipment, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There was no impairment of long-lived assets identified during the three months ended March 31, 2026 and 2025.

Revenue Recognition

Revenue under ASC Topic 606, Revenue from Contracts with Customers is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. The Company’s revenue represents the sale of biomedical products to customers. Revenue is recognized at the time of shipment.

Research and Development Costs

In accordance with ASC 730-10, Research and Development, the Company expenses all research and development costs in the period they are incurred.

Stock-based Compensation

Stock compensation issued to employees and others is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. The fair value of stock-based compensation issued during the three months ended March 31, 2026 and 2025 was determined using the Black-Scholes option pricing model using the following input variables.

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2026	2025
	(Unaudited)	(Unaudited)

Expected life in years	3.0 - 4.0	3.0 - 10.0
Volatility	70%	70%
Risk free interest rate	3.67% - 3.82%	4.25% - 4.53%
Expected dividends	None	None
Expected forfeitures	None	None

F-52

Black-Scholes valuation models require the input of highly subjective assumptions. The fair value of stock compensation awards was estimated with a volatility figure derived from using the midpoint volatility of a range of peer group volatilities. We similarly account for the expected life of options using the midpoint of an expected range of grantee exercise terms. We account for the expected life of warrants using their contractual life. The risk-free interest rate was determined using the US Federal Treasury rate on the grant/measurement date and the expected life of options and warrants.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. Interest and penalties payable to taxing authorities are recorded as general and administrative expenses.

Earnings Per Share

Basic and diluted earnings per share (“EPS”) is based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share adds the effect of potentially dilutive common share equivalents outstanding during the period to the current outstanding shares. There were 30,607,038 and 15,510,000 potentially dilutive common share equivalents during the three months ended March 31, 2026 and 2025, respectively. For both the three months ended March 31, 2026 and 2025, the common share equivalents were excluded from the calculation of weighted-average diluted shares, as the shares have an anti-dilutive effect due to the net loss for both periods.

3. BUSINESS COMBINATION

The Company negotiated and entered into a Business Combination Agreement with DT Cloud Star Acquisition Corporation (“DTCS”) on February 2, 2026 wherein shareholders of the Company will receive 0.8598 shares of DTCS, representing approximately 95% ownership of DTCS on a diluted basis.

The Business Combination is expected to be accounted for as a reverse recapitalization. PGUS will be deemed the accounting predecessor and the combined entity will be the successor SEC registrant, meaning that PGUS’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC upon closing of the business combination. Under this method of accounting, DTCS will be treated as the acquired company for financial statement reporting purposes.

F-53

4. RELATED PARTY TRANSACTIONS

Stem Med Scientific, Inc.

Warrants

On January 27, 2025, the Company issued 2,000,000 warrants to Stem Med Scientific, Inc. (“StemMed”), the 83.4% owner of PGG, as consideration for service. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share. See Note 9 for further details.

Note Payable to Rita YuKa Wong

On November 5, 2025, the Company entered into a promissory note with Rita Yuka Wong, a related party, for borrowings of $300,000, which bears interest at 8% per annum on a simple basis. Any outstanding borrowings are due on the earlier of September 30, 2026 or the closing date of the reverse merger transaction as discussed in Note 3. The promissory note had an outstanding balance of $300,000 as of both March 31, 2026 and December 31, 2025, along with accrued interest balances of $9,133 (unaudited) and $3,133 as of March 31, 2026 and December 31, 2025, respectively.

PrimeGen Biotech LLC

On March 18, 2019, the Company acquired lab machinery and equipment from PrimeGen Biotech LLC (“PGB”), a sister company to the Company’s sole stockholder PGG. Consideration was $278,806 in exchange for a promissory note. This note is non-interest bearing and due on demand. The outstanding balance of this promissory note amounted to $278,006 (unaudited) and $278,806 as of March 31, 2026 and December 31, 2025, respectively.

The Company paid certain expenses on behalf of PGB. Amounts receivable for these payments totaled $189,149 at both March 31, 2026 (unaudited) and December 31, 2025.

Both the Company and PGB have agreed that all activity between them, including the promissory note, payments on behalf of PGB and advances from PGB will be settled net. The net balance due to PGB at March 31, 2026 and December 31, 2025 was $88,857 (unaudited) and $89,657, respectively. This is included in the due to related parties account on the accompanying balance sheets.

On July 14, 2025, PGUS, as licensee, entered into the PGB Patent License with PGB, as licensor. The PGB IP is substantial, and rights thereto are contemplated to have substantial benefit to PGUS. The PGB Patent License does not provide for a cash up-front or execution payment. Once cumulative worldwide net sales of licensed products equal $5.0 million, PGUS is required to pay PGB a royalty of 1.5% on worldwide net sales of licensed products in excess of $5.0 million. Following expiration of the last-to-expire patent within the licensed patents in a country, the royalty due on net sales in that country is reduced by 50%. PGUS is also required to pay PGB 10% of certain non-royalty consideration PGUS receives from sublicenses, including upfront payments, fixed or periodic fees, milestone fees and certain debt, equity or investment consideration, subject to the terms of the agreement. Royalties and sublicense revenue share payments are payable within 30 days after the end of the calendar quarter in which they become due.

Office Lease

The Company leases office space from an entity controlled by the Yuen Family Trust, an indirect shareholder of the Company. On June 24, 2024, the Company reached an agreement with the lessor to forgive all back rent and entered into a new lease agreement for the same office space. After recording the extinguishment of the past lease liability, the Company recognized the new lease by recording a right-of-use asset and corresponding lease liability of $667,622. The new lease matures on June 30, 2028, and has monthly rental payments of $15,812. (See Note 8)

F-54

5. PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following:

	March 31,	December 31,
	2026	2025
	(Unaudited)

Machinery and equipment	$585,292	$440,292
Leasehold improvements	132,730	132,730
	718,022	573,022
Less: accumulated depreciation and amortization	(182,397)	(165,919)

Total property and equipment, net	$535,625	$407,103

6. LINE OF CREDIT

Effective January 5, 2026, the Company entered a promissory note with East West Bank, which includes a revolving line of credit providing for borrowings up to $2 million (the “Line of Credit”). Borrowings on the Line of Credit are collateralized by a certificate of deposit held by Sam Fong and Miranda Fong and bear interest at an index rate (the “Index”), which is equal to the interest rate on the certificate of deposit being held as collateral, plus 1.25%. The Index as of March 31, 2026 is equal to 3.918% per annum, resulting in an initial interest rate of 5.168% per annum. The Index will fluctuate to the extent the interest rate on the collateralized certificate of deposit changes. Any borrowings under the Line of Credit, including any accrued interest, are due in full on January 5, 2028. Monthly payments of any accrued interest outstanding are due beginning on February 5, 2026.

The outstanding balance on the Line of Credit as of March 31, 2026 amounted to $1,450,000. On May 1, 2026, the promissory note agreement was amended to increase the total available borrowings under the Line of Credit from $2 million to $2.5 million.

7. INCOME TAXES

The Company’s deferred tax asset consists of its net operating loss carryforward (“NOL”). At March 31, 2026 (unaudited) and December 31, 2025, it was determined that the realizability of the deferred tax asset did not meet the more-likely-than-not threshold, and consequently, a full valuation allowance was established against it. In assessing realizability, the Company determined that there were no prudent and feasible tax planning strategies that the Company could employ to reasonably assure the future realizability of its carryforward losses. In the absence of tax planning strategies and given the Company’s history of cumulative operating losses, it was difficult to overcome the resulting uncertainties over the Company’s ability to generate future taxable income to realize these deferred tax assets. In future periods, if the realizability of all or some portion of these deferred tax assets becomes more likely than not, the associated valuation allowance would be reversed as a deferred tax benefit.

At March 31, 2026 and December 31, 2025, the NOLs available to offset future taxable income were approximately $14.6 million and $13.5 million, respectively. At present there is no expiration date to the use of these NOLs for either Federal or California state usage.

Internal Revenue Code Section 382 imposes a restriction on the utilization of NOLs after a change in ownership. The Company has not determined the impact on its NOLs of past or future ownership changes as defined by Section 382. If it is determined that a change in control has occurred, or will occur, our ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. Other than potential restrictions imposed by Section 382, there were no uncertain tax positions related to the Company’s NOLs.

F-55

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office and research facilities from a related party under an operating lease with the expected term through June 30, 2028 at a monthly lease payment of $15,812. As of March 31, 2026, the lease has an expected remaining lease term of 2.2 years and the present value of future lease payments is discounted using the risk-free rate upon the lease date of 4.37%. Lease expense recognized for the three months ended March 31, 2026 and 2025 was $44,486 (unaudited) and $48,928 (unaudited), respectively.

The following table presents maturities of operating lease liabilities on an undiscounted basis as of March 31, 2026:

Year
Remainder of 2026	$142,306
2027	189,741
2028	80,676
Total lease payments	412,723
Less: Imputed interest	(19,671)
Total	$393,052

Research Agreement

On July 1, 2025, the Company entered into a sponsored research agreement (the “SRA”) with the University of Southern California (“USC”). Under the terms of the SRA, USC will perform research in accordance with specific guidelines. In exchange, the Company will compensate USC an amount not to exceed $930,005. As of March 31, 2026, the Company had recorded $660,063 related to the SRA, and has an additional $269,942 remaining on this commitment. The research and the payments are scheduled to be completed by June 30, 2026.

Litigation

In the ordinary course of business, the Company may be or has been involved in legal proceedings from time to time. As of the date of this report, there have been no material legal proceedings relating to the Company.

9. STOCKHOLDERS EQUITY

Stock Sales

On February 10, 2025, the Company sold 333,333 shares of its Class A Common Stock for total proceeds of $300,000.

On January 28, 2026 the Company issued 107,777 shares of Class A Common Stock for $0.90 per share.

On February 3, 2026 the Company entered into a business combination agreement wherein shareholders of the Company will receive 0.8598 shares of DTCS, representing approximately 95% ownership of DTCS on a diluted basis. See Note 3 above.

On March 30, 2026 the Company issued 23,750 shares of Class A Common Stock for $8.00 per share.

F-56

Stock Options

The following table summarizes the option activity for the three months ended March 31, 2026.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Life	Intrinsic
	Options	Price	(Years)	Value

Outstanding at December 31, 2025	13,300,000	$0.02	8.72	$11,708,110
Granted	-			-
Outstanding at March 31, 2026 (unaudited)	13,300,000	$0.02	8.47	$106,137,990

Vested and expected to vest at March 31, 2026 (unaudited)	13,300,000	$0.02	8.47	$106,137,990

Exercisable at March 31, 2026 (unaudited)	13,300,000	$0.02	8.47	$106,137,990

The aggregate intrinsic value in the preceding tables represents the total pretax intrinsic value, based on options with an exercise price of $0.0197, which is less than our stock price of $8.00 as of March 31, 2026. The aggregate intrinsic value would have been received by the option holders had those option holders exercised their options as of that date.

There was no stock-based compensation expense related to options for the three months ended March 31, 2026 and 2025. As of March 31, 2026, there were no nonvested awards and therefore no compensation related to these awards will be recognized in future years.

Warrants

On January 27, 2025, the Company issued 2,000,000 warrants to a related party as consideration for service. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share. Upon grant, the warrants were 75% vested with the remaining balance vesting through July 27, 2025. The warrants have a contractual life of ten years.

On January 28, 2025, the Company issued 180,000 warrants to a service provider as consideration for service. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share. Upon grant, the warrants were 100% vested and had a contractual life of three years.

On February 16, 2025, the Company issued 10,000 warrants to a service provider as consideration for service. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share. Upon grant, the warrants were 100% vested and had a contractual life of three years.

On January 18, 2026, the Company granted 15,117,038 warrants to various employees and service providers. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share and have contractual lives ranging from three to four years.

F-57

The following table summarizes the warrant activity for the three months ended March 31, 2026.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Life	Intrinsic
	Warrants	Price	(Years)	Value

Outstanding at December 31, 2025	2,190,000	$0.90	8.47	$-
Granted	15,117,038	0.90		-
Outstanding at March 31, 2026 (unaudited)	17,307,038	$0.90	4.27	$122,879,970

Vested and expected to vest at March 31, 2026	17,307,038	$0.90	4.27	$122,879,970

Exercisable at March 31, 2026	6,724,538	$0.90	5.08	$47,744,220

The weighted average grant date fair value for warrants granted during the three months ended March 31, 2026 amounted to $0.49 per warrant. The aggregate intrinsic value in the preceding tables represents the total pretax intrinsic value, based on warrants with an exercise price of $0.90, which is less than our stock price of $8.00 as of March 31, 2026. Stock-based compensation expense related to the warrants for the three months ended March 31, 2026 and 2025 was $2,579,914 (unaudited) and $1,270,189 (unaudited), respectively. Future stock-based compensation expense to be recognized as of March 31, 2026 related to the warrants amounted to $4,536,597 (unaudited), which is expected to be recognized through January 2029.

Certain warrants contain performance-based vesting conditions based on the Company meeting certain operational and revenue milestones during the underlying service period. For these awards, at each reporting date, the Company evaluates the probability of achieving the performance criteria throughout the performance period. As of March 31 2026, the probability of these awards achieving the performance criteria was deemed as not probable. Therefore, no stock-based compensation expense has been recorded for such awards. Other warrants are scheduled to vest based on the Company’s completion of the business combination with DTCS (see Note 3). The stock-based expense on these warrants is being recorded over an estimated service period through October 2026.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 30, 2026, the date the financial statements were available to be issued. The following events occurred after March 31, 2026 and are disclosed below.

On April 13, 2026 the Company borrowed an additional $100,000 on its secured line of credit.

On May 1, 2026 the Company increased the available borrowings under its secured line of credit to $2,500,000.

On May 15, 2026 the Company sold 37,500 shares of Class A Common Stock for $8.00 per share.

On May 26, 2026 an additional $100,000 was borrowed on its secured line of credit.

On June 9, 2026, the Company sold 6,250 shares of Class A Common Stock for $8.00 per share.

On June 12, 2026, the Company issued a promissory note for $400,000 to its Chief Financial Officer. The note bears interest at 12% per annum and matures December 31, 2026.

F-58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PrimeGen US, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PrimeGen US, Inc. (the Company) as of December 31, 2025 and 2024, and the related statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has continued to incur significant operating losses and negative cash flows from operations during the years ended December 31, 2025 and 2024 and has negative working capital at December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of 2024 and 2025 Financial Statements

As discussed in Note 2 of the financial statements, the December 31, 2025 and 2024 financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws, the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB, and in accordance with the relevant ethical requirements relating to our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) “PCAOB” and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Rose, Snyder & Jacobs LLP

Encino, California

We have served as the Company’s auditor since 2023

June 30, 2026

F-59

PRIMEGEN US, INC.
BALANCE SHEETS

	December 31,	December 31,
	2025	2024

Assets

Current assets
Cash and cash equivalents	$915,609	$3,959,998
Prepaid expenses and other current assets	23,988	44,764
Total current assets	939,597	4,004,762

Property and equipment, net	407,103	67,567
Operating right-of-use asset, as restated	417,263	584,169
Deposits	35,000	30,000
Investment at cost	-	250,000
Total assets, as restated	$1,798,963	$4,936,498

Liabilities

Current liabilities
Accounts payable	$463,822	$620,808
Accrued expenses and other current liabilities	279,719	76,882
Operating lease liability - current	174,172	231,238
Due to related parties	89,657	82,932
Interest payable to related party	3,133	-
Notes payable to related party	300,000	-
Total current liabilities	1,310,503	1,011,860

Operating lease liability	261,714	448,615
Total liabilities	1,572,217	1,460,475

Commitments and contingencies

Stockholders’ equity

Class A common stock, $0.00001 par value per share, 800,000,000 shares authorized, 22,739,106 and 20,481,767 shares issued and outstanding at December 31, 2025 and 2024, respectively	227	204
Class B common stock, $0.00001 par value per share, 200,000,000 shares authorized, 100,000,000 shares issued and outstanding at December 31, 2025 and 2024, respectively	1,000	1,000
Additional paid-in capital, as restated	32,555,508	29,039,512

Accumulated deficit, as restated	(32,329,989)	(25,564,693)
Total stockholders’ equity, as restated	226,746	3,476,023
Total liabilities and stockholders’ equity, as restated	$1,798,963	$4,936,498

See Accompanying Notes to the Financial Statements

F-60

PRIMEGEN US, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2025	2024

Revenues	$-	$-

Operating expenses:
General and administrative, as restated	2,969,827	10,101,125
Research and development	3,542,159	3,988,908
Total operating expenses, as restated	6,511,986	14,090,033

Loss from operations	(6,511,986)	(14,090,033)

Other income (expense):
Impairment of investment	(250,000)	-
Interest income	623	52,865
Interest expense - related parties	(3,133)	(154,500)
Interest expense	-	(122,649)
Other income	-	170,389
Total other income (expense)	(252,510)	(53,895)

Loss before provision for income taxes, as restated	(6,764,496)	(14,143,928)
Income tax expense	(800)	(800)

Net loss, as restated	$(6,765,296)	$(14,144,728)

Net loss per share, basic and diluted, as restated	$(0.06)	$(0.13)
Weighted average number of common shares outstanding
Basic and diluted	120,859,501	105,140,459

See Accompanying Notes to the Financial Statements

F-61

PRIMEGEN US, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at December 31, 2023	100,000,000	$1,000	-	$-	$24,991	$(11,419,965)	$(11,393,974)
Related party debt restructuring	-	-	-	-	4,928,091	-	4,928,091
Conversion of Class A to Class B	(100,000,000)	(1,000)	100,000,000	1,000	-	-	-
Sale of common stock	3,355,552	33	-	-	3,019,967	-	3,020,000
Conversion of debt to stock	3,965,105	40	-	-	3,568,558	-	3,568,598
Conversion of PGG debt to stock	5,722,222	57	-	-	5,149,943	-	5,150,000
Settlement of parent’s debt by contribution to equity	-	-	-	-	6,695,000	-	6,695,000
Issuance of shares to settle parent’s debt, akin to a distribution in shares	7,438,888	74			(6,695,074)	-	(6,695,000)
Extinguishment of lease liability, as restated	-	-	-	-	525,952	-	525,952
Stock-based compensation	-	-	-	-	11,822,084	-	11,822,084
Stock subscription	-	-	-	-	-	-	-
Net loss, as restated	-	-	-	-	-	(14,144,728)	(14,144,728)
Balance at December 31, 2024, as restated	20,481,767	204	100,000,000	1,000	29,039,512	(25,564,693)	3,476,023

Sale of common stock	2,134,441	22	-	-	1,920,978	-	1,921,000
Exercise of stock options	20,000	-	-	-	394	-	394
Stock-based compensation	-	-	-	-	1,502,016	-	1,502,016
Expenses paid with common stock	102,898	1	-	-	92,608	-	92,609
Net loss, as restated	-	-	-	-	-	(6,765,296)	(6,765,296)
Balance at December 31, 2025, as restated	22,739,106	$227	$100,000,000	$1,000	$32,555,508	$(32,329,989)	$226,746

See Accompanying Notes to the Financial Statements

F-62

PRIMEGEN US, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024

Cash flows from operating activities
Net loss, as restated	$(6,765,296)	$(14,144,728)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	38,305	30,648
Amortization of right-of-use asset, as restated	166,906	176,364
Impairment of investment	250,000	-
Stock-based compensation	1,502,016	11,822,084
Expenses paid with stock	92,609	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	20,776	(2,721)
Accounts payable	(156,986)	72,314
Accrued expenses and other current liabilities	202,837	32,701
Lease liability	(243,967)	14,704
Interest payable	-	107,558
Interest payable to related party	3,133	-

Net cash used in operating activities	(4,889,667)	(1,891,076)

Cash flows from investing activities
Purchase of equipment	(377,841)	(58,556)
Deposits	(5,000)	(20,000)

Net cash used in investing activities	(382,841)	(78,556)

Cash flows from financing activities
Proceeds from sale of stock	1,921,000	3,020,000
Due to related parties	6,725	-
Proceeds from exercise of stock options	394	-
Proceeds from notes payable to related party	300,000	-
Proceeds from notes payable	-	1,860,000

Net cash provided by financing activities	2,228,119	4,880,000

Net change in cash and cash equivalents	(3,044,389)	2,910,368
Cash and cash equivalents, beginning of the period	3,959,998	1,049,630
Cash and cash equivalents, end of the period	$915,609	$3,959,998

Supplemental disclosure of cash flow information:
Interest paid	$-	$-
Income taxes paid	$800	$800

Supplemental disclosure of non-cash investing and financing information:
Conversion of notes payable to stock	$-	$13,646,689
Lease modification, as restated	$-	$525,952

F-63

PRIMEGEN US, INC.
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

PrimeGen US, Inc. (the “Company”), a Delaware company, was formed on January 15, 2019, and is a biotechnology development company, focused in the areas of research, development and marketing in the biomedical industry, with an emphasis on germicide research, adult stem-cell engineering and regenerative cellular replacement therapies. Its majority shareholder is PrimeGen Global, Inc. (“PGG”).

2. RESTATEMENT

The Company has restated its financial statements as of December 31, 2025 and 2024 and for the years then ended due to a reassessment of the forgiveness of lease liability on June 24, 2024 in the amount of $525,952. On that date, the Company executed a new lease with the existing lessor, who is a significant indirect shareholder of the Company. As occupancy of the premises remained the same, the Company originally recorded the forgiveness as a reduction of the right of use asset of the new lease. However, upon reassessment, since the lessor was an indirect shareholder, the Company has determined that the forgiveness should have been categorized as a capital contribution, not a reduction of the right of use asset. As a result of recategorizing the debt forgiveness, the right of use asset increased, resulting in higher amortization expense for the period since inception of the new lease.

Following is the impact of the aforementioned restatement.

	2025			2024
	Originally Stated	Impact of Restatement	Restated	Originally Stated	Impact of Restatement	Restated

Balance Sheet
Operating right-of-use asset	$88,543	$328,720	$417,263	$123,961	$460,208	$584,169
Total assets	1,470,243	328,720	1,798,963	4,476,290	460,208	4,936,498

Additional paid-in capital	32,029,556	525,952	32,555,508	28,513,560	525,952	29,039,512
Accumulated deficit	(32,132,757)	(197,232)	(32,329,989)	(25,498,949)	(65,744)	(25,564,693)
Total stockholders’ equity	(101,974)	328,720	226,746	3,015,815	460,208	3,476,023
Total liabilities and stockholders’ equity	1,470,243	328,720	1,798,963	4,476,290	460,208	4,936,498

Statement of Operations
General and administrative	2,838,339	131,488	2,969,827	10,035,381	65,744	10,101,125
Total operating expenses	6,380,498	131,488	6,511,986	14,024,289	65,744	14,090,033
Loss from operations	6,380,498	131,488	6,511,986	14,024,289	65,744	14,090,033
Loss before provision for income taxes	(6,633,008)	(131,488)	(6,764,496)	(14,078,184)	(65,744)	(14,143,928)
Net loss	(6,633,808)	(131,488)	(6,765,296)	(14,078,984)	(65,744)	(14,144,728)

Statement of Cash Flows
Net loss	(6,633,808)	(131,488)	(6,765,296)	(14,078,984)	(65,744)	(14,144,728)
Amortization of right of use asset	35,418	131,488	166,906	110,620	65,744	176,364

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Going Concern

The preparation of financial statements in conformity with GAAP contemplates continuation of the Company as a going concern. The Company has negative working capital, negative cash flow from operations and has no assurance of future revenue. The Company had accumulated net losses of $32,329,989 through December 31, 2025. The Company’s current operations are funded by loans and the sale of stock. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan to continue as a going concern is to raise additional equity capital until it can obtain FDA approval and begin to market its technology. No adjustments have been made to the carrying value of assets and classification of liabilities as a result of this uncertainty.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported periods. Amounts could materially change in the future.

Cash and Cash Equivalents

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents at December 31, 2025 or 2024. The Company maintains cash balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any credit risk in this area.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives of 5 years once the individual assets are placed in service. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvements or the remaining lease term. Depreciation and amortization expense for the years ended December 31, 2025 and 2024 amounted to $38,305 and $30,648, respectively.

F-64

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

Leases

The Company accounts for its leases in accordance with the provisions of FASB Accounting Standards Codification (“ASC”) 842, Leases, which requires, among other things, the recognition of a right-of-use (“ROU”) asset and lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company has elected to not separate non-lease components from lease components.

Long-Lived Assets

In accordance with ASC 360-10, Property, Plant and Equipment, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There was no impairment of long-lived assets identified during the years ended December 31, 2025 and 2024.

Research and Development Costs

In accordance with ASC 730-10, Research and Development, the Company expenses all research and development costs in the period they are incurred. Research and development costs totaled $3,542,159 and $3,988,908 during the years ended December 31, 2025 and 2024, respectively.

Debt Restructuring

Effective January 1, 2024, the Company restructured its debt with its parent PGG and Stem Med Scientific, Inc. (“Stem Med”), the 83.4% owner of PGG. As part of that restructuring the Company’s debt of $3,610,000, together with accrued interest of $426,485, to PGG were forgiven. A second note, due from the Company to Stem Med of $5,150,000, together with accrued interest of $891,606 was amended to forgive the accrued interest and it was converted into 5,722,222 shares of the Company’s common stock. Additionally, Stem Med was given the option to convert its note from PGG into shares of the Company. Stem Med exercised this option and its note payable from PGG to Stem Med was converted into 7,833,999 shares of the Company’s common stock on October 2, 2024. The forgiveness of debt and interest was recorded as a capital contribution, and the shares issued for the note from PGG to Stem Med was recorded as a distribution. See Note 3 for further details on these related party transactions.

Stock-based Compensation

Stock compensation issued to employees and others is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. The fair value of stock-based compensation issued during the years ended December 31, 2025 and 2024 was determined using the Black-Scholes option pricing model using the following input variables.

F-65

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024

Expected life in years	3.0 - 10.0	6.0
Volatility	70%	100%
Risk free interest rate	4.25% - 4.53%	3.48%
Expected dividends	None	None
Expected forfeitures	None	None

Black-Scholes valuation models require the input of highly subjective assumptions. The fair value of stock compensation awards was estimated with a volatility figure derived from using the midpoint volatility of a range of peer group volatilities. We similarly account for the expected life of options using the midpoint of an expected range of grantee exercise terms. We account for the expected life of warrants using their contractual life. The risk-free interest rate was determined using the US Federal Treasury rate on the grant/measurement date and the expected life of options and warrants.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. Interest and penalties payable to taxing authorities are recorded as general and administrative expenses.

Earnings Per Share

Basic and diluted earnings per share (“EPS”) is based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share adds the effect of potentially dilutive common share equivalents outstanding during the period to the current outstanding shares. There were 15,490,000 and 13,320,000 potentially dilutive common share equivalents during the years ended December 31, 2025 and 2024, respectively. For both the years ended December 31, 2025 and 2024, the common share equivalents were excluded from the calculation of weighted-average diluted shares, as the shares have an anti-dilutive effect due to the net loss for the years.

Stock Split

On August 26, 2024, the Company effected a 100:1 forward stock split via a stock dividend. The Company has retroactively applied the stock split to all prior periods.

Segment Reporting

The Company operates and manages its business as a single reportable segment related to regenerative medicine therapies utilizing allogeneic mesenchymal stem cells (“MSCs”). The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who evaluates performance, makes operating decisions and allocates resources based on a single measure of loss before income taxes. From its inception through December 31, 2025, the Company has not generated any revenue. The CODM regularly receives expenses in total for the Company’s reportable segment.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (“Topic 740”): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires public entities to disclose specific categories in its annual effective tax rate reconciliation and disaggregated information about significant reconciling items by jurisdiction and by nature. ASU 2023-09 also requires entities to disclose their income tax payments (net of refunds) to international, federal, and state and local jurisdictions. The Company adopted this ASU for the year ended December 31, 2025 on a retroactive basis. The adoption of ASU 2023-09 resulted in additional income tax disclosures, but did not have an impact on the financial position, results of operations or cash flows. Refer to Note 8, Income Taxes, for additional details.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (“Subtopic 220-40”): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

4. BUSINESS COMBINATION

The Company negotiated and entered into a Business Combination Agreement with DT Cloud Star Acquisition Corporation (“DTCS”) on February 2, 2026 wherein shareholders of the Company will receive 0.8598 shares of DTCS, representing approximately 95% ownership of DTCS on a diluted basis.

The Business Combination is expected to be accounted for as a reverse recapitalization. PGUS will be deemed the accounting predecessor and the combined entity will be the successor SEC registrant, meaning that PGUS’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC after completion of the merger. Under this method of accounting, DTCS will be treated as the acquired company for financial statement reporting purposes.

F-66

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS

Stem Med Scientific, Inc.

Note Payable

On January 13, 2023, the Yuen Family Trust transferred its 83.4% ownership of PGG, together with its promissory notes (the “Yuen Family Trust/Stem Med” notes) to Stem Med Holdings, LLC (“Holdings”). Included in this transfer was the note payable to the Yuen Family Trust with outstanding principal of $5,150,000, which was subsequently converted into 5,722,222 shares of the Company’s Class A Common Stock at a conversion ratio of $0.90 on October 2, 2024. Also on the same date, the Company’s Chief Financial Officer, as sole Managing Member of Holdings transferred all equity and promissory notes described above to Stem Med Scientific, Inc. (“Stem Med”), which is also owned and controlled by the Company’s Chief Executive Officer.

This note accrued interest at 8% per annum. As part of the debt restructuring activities described in Note 2, the accrued interest balance on the Yuen Family Trust/Stem Med notes of $891,606 as of January 1, 2024 was forgiven. Interest expense during the year ended December 31, 2025 and 2024 amounted to $0 and $154,500, respectively. There were no balances outstanding relating to the Yuen Family Trust/Stem Med note as of December 31, 2025 or 2024.

Warrants

On January 27, 2025, the Company issued 2,000,000 warrants to Stem Med as consideration for service. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share. See Note 9 for further details.

Note Payable to Rita YuKa Wong

On June 5, 2024, the Company entered into a Convertible Promissory Note Financing Agreement with Rita YuKa Wong, a related party, under which the Company issued a Senior Convertible Promissory Note (the “Wong Convertible Note”) for $294,696 which had been previously funded by Stem Med Scientific Inc. The outstanding principal bears interest at a rate of 8% per annum on a simple basis. The outstanding principal and accrued interest on the Wong Convertible Note shall be due two years from the initial closing date in June 2026, provided the Company may elect to extend the maturity date for an additional year. The note is guaranteed by Stem Med Scientific Inc., a related party.

On October 2, 2024, the entire outstanding principal of the Wong Convertible Note of $294,696 and accrued interest of $6,156 was converted into shares of the Company’s Class A Common Stock at a conversion ratio of $0.90 per share. There were no balances outstanding relating to the Wong Convertible Note as of December 31, 2025 or 2024.

On November 5, 2025, the Company entered into another promissory note with Rita Yuka Wong for borrowings of $300,000, which bears interest at 8% per annum on a simple basis. Any outstanding borrowings were due on March 31, 2026. The promissory note had an outstanding balance of $300,000 as of December 31, 2025, along with accrued interest of $3,133.

F-67

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

Note Payable to PGG

On January 17, 2020, the Company entered into a note payable with PGG which provides for borrowings up to $9,000,000 to be advanced. Outstanding borrowings bear interest at a rate of 4% per annum on a simple basis. The outstanding principal and accrued interest on the note shall be due on the earlier of December 31, 2022, the closing of an initial public offering, or the date of completion of a change in control transaction, as defined in the agreement. In the event the Company undertakes a qualified financing, defined as the sale of additional equity interest in the Company, or instruments convertible into such equity interests, in cash for an aggregate purchase price of at least $10,000,000, the outstanding amounts would be repaid as follows; 1) if qualified financing is between $10,000,000 and $14,999,999, then $1,000,000 is due at the closing of the transaction, 2) if qualified financing is between $15,000,000 and $20,000,000, then $2,000,000 is due at the closing of the transaction, and 3) if the qualified financing is over $20,000,000, then $3,000,000 plus 15% of the gross proceeds in excess of $20,000,000 is due at the closing of the transaction.

Effective January 1, 2024, the Company restructured its debt with Stem Med, the 83.4% owner of PGG, where the total outstanding principal and accrued interest was forgiven.

PrimeGen Biotech LLC

On March 18, 2019, the Company acquired lab machinery and equipment from PrimeGen Biotech LLC (“PGB”), a sister company to the Company’s sole stockholder PGG. Consideration was $278,806 in exchange for a promissory note. This note is non-interest bearing and due on demand.

The Company paid certain expenses on behalf of PGB. Amounts receivable for these payments totaled $189,149 and $195,873 at December 31, 2025 and 2024, respectively.

Both the Company and PGB have agreed that all activity between them, including the promissory note, payments on behalf of PGB and advances from PGB will be settled net. The net balance due to PGB at December 31, 2025 and 2024 was $89,657 and $82,932, respectively. This is included in the due to related parties account on the accompanying balance sheets.

On July 14, 2025, PGUS, as licensee, entered into the PGB Patent License with PGB, as licensor. The business purpose for this transaction is the PGB IP is substantial, and rights thereto are contemplated to have substantial benefit to PGUS. The PGB Patent License does not provide for a cash up-front or execution payment. Once cumulative worldwide net sales of licensed products equal $5.0 million, PGUS is required to pay PGB a royalty of 1.5% on worldwide net sales of licensed products in excess of $5.0 million. Following expiration of the last-to-expire patent within the licensed patents in a country, the royalty due on net sales in that country is reduced by 50%. PGUS is also required to pay PGB 10% of certain non-royalty consideration PGUS receives from sublicenses, including upfront payments, fixed or periodic fees, milestone fees and certain debt, equity or investment consideration, subject to the terms of the agreement. Royalties and sublicense revenue share payments are payable within 30 days after the end of the calendar quarter in which they become due.

Office Lease

The Company leases office space from an entity controlled by the Yuen Family Trust, an indirect shareholder of the Company. On June 24, 2024, the Company reached an agreement with the lessor to forgive all back rent and entered into a new lease agreement for the same office space. After recording the extinguishment of the past lease liability, the Company recognized the new lease by recording a right-of-use asset and corresponding lease liability of $667,622. The new lease matures on June 30, 2028, and has monthly rental payments of $15,812.

PGG Note Payable Convertible into Company Stock

At September 30, 2024, our parent company, PGG had a note payable to Stem Med in the amount of $6,695,000. The note, plus accrued interest was converted into 7,438,888 shares of the Company’s Class A Common Stock on October 2, 2024 at a conversion rate of $0.90 per share.

F-68

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

6. INVESTMENT AT COST

During 2021, the Company sold its VetCell Technologies division to a privately held entity. A portion of the proceeds of the sale included 196,110 shares of restricted common stock in the private entity. The investment has no readily determinable market value and is valued using the cost method. The cost basis of the equity interest was $250,000 at December 31, 2025 and December 31, 2024, respectively, which was the value of the restricted common stock received upon the sale of VCT.

The Company does not control nor significantly influence the entity. During 2025, the investee had a change in control and the Company determined there is no indication that the investee will achieve profitability to the level that this investment will ever provide a return of the investment. As such, the Company placed a 100% impairment allowance on this investment.

7. PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following:

	December 31,	December 31,
	2025	2024

Machinery and equipment	$440,292	$195,181
Leahehold improvements	132,730	-
	573,022	195,181
Less: accumulated depreciation and amortization	(165,919)	(127,614)

Total property and equipment, net	$407,103	$67,567

8. NOTES PAYABLE

Convertible Note Fong July 2023

Effective July 31, 2023, the Company entered into a Drawdown Senior Convertible Promissory Note (“Convertible Note”) for financing up to $2,500,000, of which $1,250,000 was funded in 2023 and an additional $750,000 was funded in 2024. The outstanding principal had interest at a rate of 8% per annum on a simple basis. The outstanding principal and accrued interest on the Convertible Note was due two years from the effective date, in July 2025. The Convertible Note was guaranteed by Stem Med Scientific, Inc., which is wholly owned by the Chairman of the Company’s Board of Directors.

On October 2, 2024, the entire outstanding principal of the Convertible Note of $2,000,000 and accrued interest of $144,308 was converted into shares of the Company’s Class A Common Stock at a conversion ratio of $0.90 per share. There were no balances outstanding relating to the Convertible Note as of December 31, 2025 or 2024.

Promissory Note Beshay July 2023

On July 31, 2023, the Company entered into a Convertible Promissory Note Financing Agreement under which the Company issued a Senior Convertible Promissory Note (the “Beshay Convertible Note”) for financing up to $500,000, of which $250,000 was drawn down May 20, 2024 and the remaining $250,000 was drawn down August 26, 2024. The outstanding principal had interest at a rate of 8% per annum on a simple basis. The outstanding principal and accrued interest on the Beshay Convertible Note was due two years from the initial closing date, in July 2025. The note was guaranteed by Stem Med Scientific Inc., a related party.

On October 2, 2024, the entire outstanding principal of the Beshay Convertible Note of $500,000 and accrued interest of $6,778 was converted into shares of the Company’s Class A Common Stock at a conversion ratio of $0.90 per share. There were no balances outstanding relating to the Beshay Convertible Note as of December 31, 2025 or 2024.

F-69

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

Other Convertible Notes

On various dates during the year ended December 31, 2024, the Company issued convertible notes with substantially the same terms as the Convertible Note above. Total issuances of these notes was $610,000.

On October 2, 2024, the entire outstanding principal of these other convertible notes of $610,000 and accrued interest of $13,351 was converted into shares of the Company’s Class A Common Stock at a conversion ratio of $0.90 per share. There were no balances outstanding relating to these convertible notes as of December 31, 2025 or 2024.

9. INCOME TAXES

The Company’s deferred tax asset consists of its net operating loss carryforward (“NOL”). At December 31, 2025 and 2024, it was determined that the realizability of the deferred tax asset did not meet the more-likely-than-not threshold, and consequently, a full valuation allowance was established against it. In assessing realizability, the Company determined that there were no prudent and feasible tax planning strategies that the Company could employ to reasonably assure the future realizability of its carryforward losses. In the absence of tax planning strategies and given the Company’s history of cumulative operating losses, it was difficult to overcome the resulting uncertainties over the Company’s ability to generate future taxable income to realize these deferred tax assets. In future periods, if the realizability of all or some portion of these deferred tax assets becomes more likely than not, the associated valuation allowance would be reversed resulting in a positive net deferred tax benefit. Changes in the deferred tax asset valuation allowance for the years ended December 31, 2025 and 2024 are presented below.

	December 31,	December 31,
	2025	2024

Beginning balance - net operating loss	$4,065,426	$2,920,984
Additions	1,911,473	1,144,442
Ending balance - net operating loss	$5,976,899	$4,065,426

At December 31, 2025 and 2024 the NOLs available to offset future taxable income was approximately $13.5 million and $11.6 million, respectively. At present there is no expiration date to the use of these NOLs for either Federal or California state usage.

Internal Revenue Code Section 382 imposes a restriction on the utilization of NOLs after a change in ownership. The Company has not determined the impact on its NOLs of past or future ownership changes as defined by Section 382. If it is determined that a change in control has occurred, or will occur, our ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. Other than potential restrictions imposed by Section 382, there were no uncertain tax positions related to the Company’s NOLs.

The Company adopted Accounting Standards Update (“ASU”) ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, for the year ended December 31, 2025 on a retrospective basis. The following table presents the required disclosure pursuant to ASU 2023-09 and is a reconciliation of the Company’s income tax expense at the statutory federal tax rate to the Company’s effective tax rate for the years ended December 31, 2025 and 2024.

F-70

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Amount	Rate	Amount	Rate

Federal income tax benefit at statutory rate	$1,392,932	21.0%	$2,956,419	21.0%
State income tax, net of federal tax benefit (a)	463,447	7.0%	985,156	7.0%
Nontaxable or nondeductible items	55,094	0.8%	(3,378,448)	-24.0%
Changes in valuation allowances	(1,911,473)	-28.8%	(563,127)	-4.0%
Total	$-	0.0%	$-	0.0%

(a) State taxes in California contributed to the majority (greater than 50%) of the tax effect in this category.

The Company’s loss before income taxes during the year ended December 31, 2025 and 2024 was made up entirely of operations in the United States. The Company did not pay any income taxes during the years ended December 31, 2025 or 2024.

10. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office and research facilities from a related party under an operating lease with the expected term through June 30, 2028 at a monthly lease payment of $15,812. As of December 31, 2025, the lease has an expected remaining lease term of 2.4 years and the present value of future lease payments is discounted using the risk-free rate upon the adoption date of 4.37%. Lease expense recognized for the year ended December 31, 2025 and 2024 was $191,739 and $191,068, respectively.

The following table presents maturities of operating lease liabilities on an undiscounted basis as of December 31, 2025:

Year
2026	$189,741
2027	189,741
2028	80,676
Total lease payments	460,158
Less: Imputed interest	(24,272)
Total	$435,886

F-71

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

Research Agreement

On July 1, 2025, the Company entered into a sponsored research agreement (the “SRA”) with the University of Southern California (“USC”). Under the terms of the SRA, USC will perform research in accordance with specific guidelines. In exchange, the Company will compensate USC an amount not to exceed $930,005. As of December 31, 2025, the Company had recorded $440,042 related to the SRA, and has an additional $489,962 remaining on this commitment. The research and the payments are scheduled to be completed by June 30, 2026.

Litigation

In the ordinary course of business, the Company may be or has been involved in legal proceedings from time to time. As of the date of this annual report, there have been no material legal proceedings relating to the Company.

11. STOCKHOLDERS EQUITY

Increase in Authorized Shares

On August 20, 2024, the Company increased the authorized number of shares of common stock to 1,000,000,000 with a par value of $.00001.

Stock Split

On August 26, 2024, the Company effected a 100:1 forward stock split via a stock dividend. Under this action, the Company issued an additional 99,000,000 shares of Common stock to PGG, its sole shareholder, bringing the total shares owned by PGG to 100,000,000. The Company has retroactively applied the stock split to all prior periods for comparability.

Stock Designation and Conversion

On September 4, 2024, the Company’s common stock was designated 800,000,000 shares of Class A Common Stock with one vote per share, and 200,000,000 shares of Class B Common Stock, with ten votes per share. All 100,000,000 shares previously issued to PGG were deemed Class B Common Stock.

Stock Sales

On February 10, 2025, the Company sold 333,333 shares of its Class A Common Stock for total proceeds of $300,000.

On September 20, 2025, the Company sold 244,443 shares its Class A Common Stock for total proceeds of $220,000.

On December 31, 2025, the Company sold 1,556,665 shares of its Class A Common Stock for total proceeds of $1,400,998. It also issued 102,898 shares with a value of $92,609 for services received.

F-72

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

Stock Options

The following table summarizes the option activity for the year ended December 31, 2025 and 2024.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Life	Intrinsic
	Options	Price	(Years)	Value

Outstanding at January 1, 2024	-	-	-	-
Granted	13,320,000	$0.02
Outstanding at December 31, 2024	13,320,000	$0.02	9.72	$11,725,716
Exercised	(20,000)	0.02		17,606
Outstanding at December 31, 2025	13,300,000	$0.02	8.72	$11,708,110

Vested and expected to vest at December 31, 2025	13,300,000	$0.02	8.72	$11,708,110

Exercisable at December 31, 2025	13,300,000	$0.02	8.72	$11,708,110

The aggregate intrinsic value in the preceding tables represents the total pretax intrinsic value, based on options with an exercise price of $0.0197, which is less than our stock price of $0.90 as of December 31, 2025. The aggregate intrinsic value would have been received by the option holders had those option holders exercised their options as of that date. The weighted average grant date fair value for options granted in 2024 amounted to $0.89 per option.

We recognize compensation expense for all stock options granted, using the fair value-based method of accounting. During the year ended December 31, 2024, we issued 13,320,000 options valued at $0.89 per option.

The stock-based compensation expense related to option grants for the year ended December 31, 2025 and 2024 was $0 and $11,822,084, respectively. As of December 31, 2025, there were no nonvested awards and therefore no compensation related to these awards will be recognized in future years.

F-73

PRIMEGEN US, INC.

NOTES TO FINANCIAL STATEMENTS

Warrants

On January 27, 2025, the Company issued 2,000,000 warrants to a related party as consideration for service. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share. Upon grant, the warrants were 75% vested with the remaining balance vesting through July 27, 2025. The warrants have a contractual life of ten years.

On January 28, 2025, the Company issued 180,000 warrants to a service provider as consideration for service. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share. Upon grant, the warrants were 100% vested and the term of the warrants is three years.

On February 16, 2025, the Company issued 10,000 warrants to a service provider as consideration for service. The warrants are exercisable into Class A Common Stock at an exercise price of $0.90 per share. Upon grant, the warrants were 100% vested and a contractual life of three years.

The following table summarizes the warrant activity for the year ended December 31, 2025. The weighted average grant date fair value for warrants granted in 2025 amounted to $0.69 per warrant. There were no warrants outstanding during the year ended December 31, 2024.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Life	Intrinsic
	Warrants	Price	(Years)	Value

Outstanding at January 1, 2025	-	$-	-	$-
Granted	2,190,000	0.90		-
Outstanding at December 31, 2025	2,190,000	$0.90	8.47	$-

Vested and expected to vest
at December 31, 2025	2,190,000	$0.90	8.47	$-

Exercisable at December 31, 2025	2,190,000	$0.90	8.47	$-

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 23, 2026, the date the financial statements were available to be issued. The following events occurred after December 31, 2025 and are disclosed below.

On January 18, 2026, the Company granted 15,117,038 warrants with an exercise price of $0.90 per share

On January 28, 2026, the Company issued 107,777 shares of Class A Common Stock for $0.90 per share.

On February 2, 2026 the Company entered into a Business Combination Agreement with DTCS wherein shareholders of the Company will receive 0.8598 shares of DTCS, representing approximately 95% ownership of DTCS on a diluted basis. See Note 3 above.

On March 30, 2026 the Company issued 23,750 shares of Class A Common Stock for $8.00 per share.

On April 13, 2026 the Company borrowed an additional $100,000 on its secured line of credit.

On May 1, 2026 the Company increased the available borrowings under its secured line of credit to $2,500,000.

On May 15, 2026 the Company sold 37,500 shares of Class A Common Stock for $8.00 per share.

On May 26, 2026 an additional $100,000 was borrowed on its secured line of credit.

On June 9, 2026, the Company sold 6,250 shares of Class A Common Stock for $8.00 per share.

 On June 12, 2026, the Company issued a promissory note for $400,000 to its Chief Financial Officer. The note bears interest at 12% per annum and matures December 31, 2026.

F-74

Annex A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

DT Cloud Star Acquisition Corporation,

as the Parent,

DTSQ PURCHASER INC.,

as Purchaser,

DTSQ Merger Sub Inc.,

as Merger Sub,

and

PrimeGen US, Inc.,

as the Company,

Dated as of February 2, 2026

A-1

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of February 2, 2026 by and among (i) DT Cloud Star Acquisition Corporation, a Cayman Islands exempted company (“Parent”), (ii) DTSQ PURCHASER INC, a Delaware corporation and a wholly owned subsidiary of the Parent (“Purchaser”), (iii) DTSQ Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), and (iv) PrimeGen US, Inc., a Delaware corporation (the “Company”). Parent, Purchaser, Merger Sub, and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties,” and Parent, Purchaser and Merger Sub are sometimes referred to herein individually as a “Parent Party” and, collectively, as the “Parent Parties.”

RECITALS

A. Parent is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities; and each of Purchaser and Merger Sub is a wholly owned direct subsidiary of the Parent and was formed for the sole purpose of entering into a merger;

B. The Company is a biotechnology company engaged in the research and development of life-saving stem cell therapies;

C. Upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Act of the Cayman Islands (as revised) (the “Cayman Companies Act”) and the Delaware General Corporation Law (“DGCL”), the Parties desire and intend to effect a business combination transaction whereby (i) the Parent shall merge with and into the Purchaser (the “Redomestication Merger”), in which the Purchaser will be the surviving entity; and (ii) at least one Business Day subsequent to the consummation of the Redomestication Merger, Merger Sub shall merge with and into the Company (the “Acquisition Merger” and together with the Redomestication Merger, the “Mergers”), in which the Company will be the surviving entity and become a wholly owned subsidiary of the Purchaser (the “Surviving Corporation”);

D. The terms of the Redomestication Merger and of the Acquisition Merger shall be as set forth below in this Agreement;

E. The boards of directors of the Parent, the Purchaser, Merger Sub and the Company have each (i) determined that the Mergers are fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including, as applicable, the Redomestication Merger and the Acquisition Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including, as applicable, the Redomestication Merger and the Acquisition Merger;

A-2

F. Contemporaneously with the execution of, and as a condition and an inducement to the Parent Parties and the Company entering into this Agreement, the Significant Company Holders (as defined herein) shall enter into and deliver the Company Support Agreement, substantially in the form attached hereto as Exhibit A (the “Company Support Agreement”), pursuant to which each such Significant Company Holder has agreed to vote in favor of this Agreement and the Acquisition Merger and the other transactions contemplated hereby;

G. Contemporaneously with the execution of, and as a condition and an inducement to the Parent Parties and the Company entering into this Agreement, the Sponsor and, if any, each director and officer of Parent who holds Parent Ordinary Shares (collectively, “Insiders”) shall enter into and deliver the Insider Support Agreement, substantially in the form attached hereto as Exhibit B) the “Insider Support Agreement”), pursuant to which each Insider has agreed (i) not to transfer or redeem any Parent Ordinary Shares held by it in accordance with the Insider Letter Agreements and (ii) to vote in favor of this Agreement and the Mergers at the Parent EGM in accordance with the Insider Letter Agreements; and

H. The Parties intend that each of the Redomestication Merger and the Acquisition Merger will qualify for the Redomestication Merger Intended Tax Treatment and the Acquisition Merger Intended Tax Treatment, respectively (each as defined herein).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
REDOMESTICATION MERGER

1.1 Redomestication Merger.

(a) Redomestication Merger. At the Redomestication Merger Effective Time, and subject to and upon the terms and conditions of this Agreement the Cayman Plan of Merger (as defined below) and the Delaware Redomestication Merger Certificate (as defined below), and in accordance with the applicable provisions of the Cayman Companies Act and the DGCL, respectively, Parent shall be merged with and into Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving corporation. Purchaser as the surviving corporation after Redomestication Merger may be hereinafter referred to as the “Redomestication Merger Surviving Corporation”.

(b) Redomestication Merger Effective Time. The Parent Parties shall cause Redomestication Merger to be consummated by filing (a) the plan of merger (and any other documents required by the Cayman Companies Act) (collectively, the “Cayman Plan of Merger”) with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), in accordance with the relevant provisions of the Cayman Companies Act and (b) the plan of merger (and any other documents required by the DGCL) (collectively, the “Delaware Redomestication Merger Certificate”) with the Delaware Secretary of State. The effective time of Redomestication Merger shall be the date when the Cayman Plan of Merger has been accepted by the Cayman Registrar and the Delaware Redomestication Merger Certificate has been filed with the Delaware Secretary of State (whichever is later), or such time as specified in or pursuant to the Cayman Plan of Merger and the Delaware Redomestication Merger Certificate in accordance with the Cayman Companies Act and the DGCL, being the “Redomestication Merger Effective Time.”

A-3

(c) Effect of Redomestication Merger. At the Redomestication Merger Effective Time, the effect of Redomestication Merger shall be as provided in this Agreement, the Cayman Plan of Merger and the Delaware Redomestication Merger Certificate, and the applicable provisions of the Cayman Companies Act and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Redomestication Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Parent and Purchaser prior to the Redomestication Merger Effective Time shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Redomestication Merger Surviving Corporation, which shall include the assumption by the Redomestication Merger Surviving Corporation of any and all agreements, covenants, duties and obligations of Parent set forth in this Agreement to be performed after the Closing, and the Purchaser Class A Common Stock issued and outstanding as a result of the conversion under Section 1.1(f) hereof shall be listed on Nasdaq.

(d) Constitutional Documents. At the Redomestication Merger Effective Time, the Certificate of Incorporation and Bylaws of Purchaser shall be amended and restated so that they read in their entirety as set forth in Exhibit C and Exhibit D.

(e) Directors and Officers of the Redomestication Merger Surviving Corporation. As of the Redomestication Merger Effective Time, the Persons constituting the officers and directors of Parent prior to the Redomestication Merger Effective Time shall continue to be the officers and directors of the Redomestication Merger Surviving Corporation (and holding the same title as held at Parent) until the Redomestication Merger Effective Time.

(f) Effect on Issued Securities of Parent.

(i) Conversion of Parent Ordinary Shares.

(A) At the Redomestication Merger Effective Time and immediately following the conversion of Parent Units and Parent Rights pursuant to Section 1.1(f)(ii) below, by virtue of the Redomestication Merger and without any action on the part of any Party hereto or the holders of securities of the Parent, each issued and outstanding Parent Ordinary Share (including each Parent Ordinary Share resulting from the conversion of Parent Units and Parent Rights pursuant to Section 1.1(f)(ii) below but other than the Parent Excluded Shares and Parent Dissenting Shares) immediately prior to the Redomestication Merger Effective Time shall, subject to Section 1.1(f)(ii) below, be converted automatically into one share of Purchaser Class A Common Stock. Simultaneously with such automatic conversion, at the Redomestication Merger Effective Time all Parent Ordinary Shares shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Ordinary Shares immediately prior to the Redomestication Merger Effective Time, as evidenced by the register of members of Parent (the “Shareholder Register”), shall cease to have any rights with respect to such Parent Ordinary Shares, except as provided herein or by Law. Each certificate (if any) previously evidencing Parent Ordinary Shares shall be exchanged for a certificate representing the same number of shares of Purchaser Class A Common Stock in accordance with Section 1.1(g).

A-4

(B) Each holder of Parent Ordinary Shares (other than the Parent Excluded Shares and Parent Dissenting Shares) listed on the Shareholder Register immediately prior to the Redomestication Merger Effective Time shall thereafter have the right to receive the same number of shares of Purchaser Class A Common Stock. For the avoidance of doubt, and subject to Section 1.1(f)(ii), each holder of Parent Ordinary Shares shall have only the right to receive one (1) share of Purchaser Class A Common Stock in exchange for each Parent Ordinary Share canceled and retired pursuant to Section 1.1(f)(i) above.

(ii) Issuance of Non-Redemption Warrants. At the Redomestication Merger Effective Time, Purchaser shall issue warrants to purchase a total of an additional 1,931,900 shares of Purchaser Class A Common Stock (the “Non-Redemption Warrants”) to (x) those Public Shareholders which, as of a time immediately prior to the Redomestication Merger Effective Time, have not tendered their Parent Ordinary Shares in the Redemption and (y) all other holders of Parent Ordinary Shares as of a time immediately prior to the Redomestication Merger (including, without limitation, the Sponsor, other Insiders and holders of other Parent Ordinary Shares that are not Public Shares) (each, an “Eligible Warrant Recipient”). The Parent Ordinary Shares held by the Eligible Warrant Recipients are hereby referred to as the “Eligible Parent Ordinary Shares.” For the avoidance of doubt, no Public Shareholder that has delivered to Parent a notice of intention to exercise its right of Redemption prior to the Parent EGM shall have the right to receive Non-Redemption Warrants. The Non-Redemption Warrants shall have an exercise price of $2.00 per share of Purchaser Class A Common Stock and shall otherwise contain the terms set forth in the form of warrant annexed as Exhibit E hereto. Upon the effectiveness of Redomestication Merger, each Eligible Warrant Recipient shall receive a number of Non-Redemption Warrants determined by the following formula:

# of Non-Redemption Warrants = (Number of Eligible Parent Ordinary Shares Owned by Eligible Warrant Recipient/Total Number of Eligible Parent Ordinary Shares) X (1,931,900)

For the avoidance of doubt, “Eligible Parent Ordinary Shares” includes the Parent Ordinary Shares plus the Parent Ordinary Shares contained within the Parent Units.

(iii) Conversion of Parent Units and Parent Rights. At or immediately prior to the Redomestication Merger Effective Time, (i) all Parent Units issued and outstanding immediately prior to the Redomestication Merger Effective Time will separate into their individual components of Parent Ordinary Shares and Parent Rights and will cease separate existence and trading and (ii) each issued and outstanding Parent Right immediately prior to the Redomestication Merger Effective Time shall be converted into one Redomestication Merger Surviving Corporation Right. At the Redomestication Merger Effective Time, each Parent Right and Parent Warrant shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Redomestication Merger Surviving Corporation Rights shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent Rights that are outstanding immediately prior to the Redomestication Merger Effective Time. At or prior to the Redomestication Merger Effective Time, Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Redomestication Merger Surviving Corporation Rights remain outstanding, a sufficient number of Redomestication Merger Surviving Corporation Ordinary Shares for delivery upon the exercise of the Redomestication Merger Surviving Corporation Rights after the Redomestication Merger Effective Time.

A-5

(iv) Cancellation of Parent Ordinary Shares Owned by Parent. At the Redomestication Merger Effective Time, if there are any Parent Ordinary Shares that are owned by Parent as treasury shares or any Parent Ordinary Shares owned by any direct or indirect wholly owned subsidiary of Parent immediately prior to the Redomestication Merger Effective Time (collectively, the “Parent Excluded Shares”), such shares shall be canceled and extinguished without any conversion thereof or payment therefor by virtue of the Redomestication Merger. In addition, as of the Redomestication Merger Effective Time, the one (1) share of Purchaser Class A Common Stock owned by Parent immediately prior to the Redomestication Merger Effective Time shall be automatically canceled and extinguished without any conversion or consideration delivered in exchange therefor.

(v) No Liability. Notwithstanding anything to the contrary in this Section 1.1, none of the Redomestication Merger Surviving Corporation, Parent, Purchaser or any other Party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.2 Surrender of Parent Ordinary Shares. All securities issued upon the surrender of the Parent Ordinary Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of the Parent Ordinary Shares shall also apply to the Parent Ordinary Shares so issued in exchange.

1.3 Lost Stolen or Destroyed Certificates. In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities as the case may be, upon an executed affidavit of that fact by the holder thereof, such securities; provided, however, that the Redomestication Merger Surviving Corporation may, in its sole and exclusive discretion and as a condition precedent to the issuance thereof, additionally require the owner of such lost, stolen or destroyed certificates to deliver an executed deed of indemnity against any claim that may be made against it with respect to the certificates alleged to have been lost, stolen or destroyed.

1.4 Taking of Necessary Action; Further Action. If, at any time after the Redomestication Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Redomestication Merger Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Parent and Purchaser, the officers and directors of Parent and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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1.5 Tax Treatment of the Redomestication Merger. For federal income tax purposes, the Redomestication Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code (the “Redomestication Intended Tax Treatment”). Each Parent Party hereby (i) adopts this Agreement insofar as it relates to the Redomestication Merger as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agrees to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations with respect to the Redomestication Merger, and (iii) agrees to file all Tax and other informational returns on a basis consistent with such characterization, except if otherwise required by a “determination” within the meaning of Code Section 1313 (or pursuant to any similar provision of applicable state, local or foreign Law). Each of the Parties acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Redomestication Merger is determined not to qualify for the Redomestication Merger Intended Tax Treatment.

1.6 Parent Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 1.1(f)(i) above, Parent Ordinary Shares issued and outstanding immediately prior to the Redomestication Merger Effective Time (other than the Parent Excluded Shares) and held by a holder of Parent Ordinary Shares (each a “Parent Dissenting Shareholder”) who has validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Redomestication Merger in accordance with Section 238 of the Cayman Companies Act (such shares being referred to collectively as the “Parent Dissenting Shares” until such time as such Parent Dissenting Shareholder fails to perfect or otherwise loses such Parent Dissenting Shareholder’s dissenter’s rights under Section 238 of the Cayman Companies Act with respect to such shares) shall not be converted into a right to receive shares of Purchaser Class A Common Stock, but instead such Parent Dissenting Shares shall be automatically canceled and cease to exist by virtue of the Redomestication Merger and shall thereafter represent only the right of the holder thereof to be paid the fair value of such Parent Dissenting Shares and such other rights as are granted by the Cayman Companies Act; provided, however, that if, after the Redomestication Merger Effective Time, such Parent Dissenting Shareholder fails to perfect or prosecute or otherwise waives, effectively withdraws or loses such holder’s dissenter’s right pursuant to the Cayman Companies Act or if a court of competent jurisdiction shall determine that such Parent Dissenting Shareholder is not entitled to the relief provided by the Cayman Companies Act, such shares shall be treated as if they had been converted as of the Redomestication Merger Effective Time into the right to receive the allocable portion of the shares of Purchaser Class A Common Stock, if any, to which such Parent Dissenting Shareholder is entitled pursuant to Section 1.1(f)(i), without interest thereon.

ARTICLE II
ACQUISITION MERGER

2.1 Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date, not sooner than one Business Day after the Redomestication Merger and in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”) under the DGCL and become a wholly owned subsidiary of Purchaser.

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2.2 Closing; Acquisition Merger Effective Time.

(a) Unless this Agreement is earlier terminated in accordance with ARTICLE XII, the closing of the Acquisition Merger (the “Closing”) shall take place at least one Business Day after the Redomestication Merger by the exchange of signed documentation on a date no later than three (3) Business Days after the satisfaction or waiver of all the conditions set forth in ARTICLE VIII that are required to be satisfied prior to the Closing Date, or at such place or by such other means and time as the Company and the Parent Parties may mutually agree upon. The Parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the Parties shall execute a plan of merger (and any other documents required by the DGCL) (the “Delaware Acquisition Merger Certificate”) in form and substance acceptable to the Parent Parties and the Company, and the Parties hereto shall cause the Acquisition Merger to be consummated by filing the Delaware Acquisition Merger Certificate with the Delaware Secretary of State in accordance with the provisions of the DGCL. The Acquisition Merger shall become effective at the time when the Delaware Acquisition Merger Certificate is filed with the Delaware Secretary of State in accordance with the DGCL or such later time as specified in the Delaware Acquisition Merger Certificate (the “Acquisition Merger Effective Time”).

(b) On the Closing Date:

(i) the Parties shall exchange the closing deliverables as set forth in ARTICLE VIII;

(ii) the Company Transaction Expenses and the Parent Transaction Expenses shall be paid pursuant to Section 9.3; and

(iii) the Financial Advisor Shares and the Corporate Advisor Shares shall be issued, respectively, to the Financial Advisor and the Corporate Advisor.

2.3 Effect of the Acquisition Merger. At the Acquisition Merger Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Acquisition Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Acquisition Merger Effective Time.

2.4 Certificate of Incorporation and Bylaws of Surviving Corporation. At the Acquisition Merger Effective Time, the Company Charter and the Company Bylaws of the Company, each as in effect immediately prior to the Acquisition Merger Effective Time, shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended.

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2.5 Directors and Officers of Surviving Corporation. At the Acquisition Merger Effective Time, the individuals who immediately prior to the Acquisition Merger Effective Time constitute the board of directors and the individuals who immediately prior to the Acquisition Merger Effective Time serve as executive officers of the Company shall constitute the board of directors and serve as executive officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

2.6 Taking of Necessary Action; Further Action. If, at any time after the Acquisition Merger Effective Time, any further action is necessary or desirable to carry out or further the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of Merger Sub and the Company, the officers and directors of Merger Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action furthers the objectives of and is not inconsistent with this Agreement.

2.7 Transfers of Ownership. If any certificate for Purchaser Common Stock to be issued in a name other than that in which the corresponding Company Common Stock certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

2.8 Tax Treatment of the Acquisition Merger. For federal income tax purposes, the Acquisition Merger is intended to constitute a tax-free “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (the “Acquisition Merger Intended Tax Treatment”). The Parties hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations, (ii) agree to file and retain such information with respect to the Acquisition Merger as shall be required under Section 1.368-3 of the United States Treasury regulations, and (iii) agree to file all Tax and other informational returns with respect to the Acquisition Merger on a basis consistent with such characterization, unless required to do otherwise pursuant to a final determination as defined in Section 1313(a) of the Code (or pursuant to any similar provision of applicable state, local or foreign Law). Each of the Parties acknowledges and agrees that each such Party (a) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement and (b) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify for the Acquisition Merger Intended Tax Treatment.

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2.10 Appraisal and Dissenter’s Rights.

(a) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall not be converted into or represent a right to receive the applicable consideration for Company Common Stock set forth in Section 3.1(a) but instead the holder thereof shall only be entitled to such rights as are provided by the DGCL. In the event that a holder properly perfects such holder’s appraisal, dissenters’ or similar rights by demanding and not effectively withdrawing or losing such holder’s appraisal, dissenters’ or similar rights for any shares of Company Common Stock, the Exchange Agent shall deliver to Purchaser such holder’s portion of the Merger Consideration that is attributable to such shares at the time such portion of such Merger Consideration is determined and such rights are perfected.

(b) Withdrawal or Loss of Rights. Notwithstanding the provisions of Section 1.12(a), if any holder of Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such holder’s appraisal or dissenters’ rights with respect to such shares under the DGCL, then, as of the later of the Acquisition Merger Effective Time and the occurrence of such event, (i) such holder’s shares shall automatically convert into and represent only the right to receive the consideration for Company Common Stock, as applicable, set forth in and subject to the provisions of this Agreement, upon surrender of the certificate(s) formerly representing such shares (if any), and (ii) Purchaser (to the extent the following amounts have been previously delivered by the Exchange Agent to Purchaser pursuant to Section 1.12(a) and not returned to the Exchange Agent) or the Exchange Agent shall deliver to such holder such holder’s portion of the Merger Consideration that is attributable to such shares at the time such rights are withdrawn or lost.

(c) Demands for Appraisal. The Company shall give Purchaser (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Purchaser, make any payment with respect to any such demands or offer to settle or settle any such demands.

2.11 Withholding Rights. Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and, from any other payments otherwise required pursuant to this Agreement or any additional agreement, such amounts the Purchaser is required to withhold and pay over to the applicable Governmental Authority with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Tax Law. To the extent that amounts are so withheld and are remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, the Purchaser agrees that (i) provided the Company delivers the certificate set forth in Section 8.3(d)(xi), no such deduction or withholding is intended on any payments hereunder and (ii) the Purchaser shall use commercially reasonable efforts to reduce or eliminate any such withholding, including providing recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings.

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ARTICLE III
CONVERSION OF COMPANY SECURITIES; MERGER CONSIDERATION

3.1 Conversion of Company Securities.

(a) At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of the Parent, the Purchaser, the Merger Sub, the Company or the Company Stockholders:

(i) each share of Company Class A Common Stock issued and outstanding immediately prior to the Acquisition Merger Effective Time (other than the shares to be canceled in accordance with Section 3.3 and Dissenting Shares) shall be canceled and automatically converted into the right to receive a Pro Rata Share of the Merger Consideration in the form of Purchaser Class A Common Stock pursuant to Section 3.2 to be issued to the Company Stockholders holding Company Class A Common Stock;

(ii) each share of Company Class B Common Stock issued and outstanding immediately prior to the Acquisition Merger Effective Time (other than the shares to be canceled in accordance with Section 3.3 and Dissenting Shares) shall be canceled and automatically converted into the right to receive a Pro Rata Share of the Merger Consideration in the form of Purchaser Class B Common Stock pursuant to Section 3.2 to be issued to the Company Stockholders holding Company Class B Common Stock;

(iii) each Company Warrant issued and outstanding immediately prior to the Acquisition Merger Effective Time shall be canceled and automatically converted into a warrant with equivalent terms and conditions to purchase shares of Purchaser Class A Common Stock of the Purchaser (“Converted Company Warrant”); and

(iv) each Company Stock Option issued and outstanding immediately prior to the Acquisition Merger Effective Time shall be canceled and automatically converted into an option with equivalent terms and conditions to purchase shares of Purchaser Class A Common Stock (“Converted Company Option”).

(v) At the Acquisition Merger Effective Time, if there are any shares of Company Common Stock that are owned by the Company as treasury shares prior to the Acquisition Merger Effective Time, such Company Common Stock shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

3.2 Merger Consideration. At the Acquisition Merger Effective Time, subject to the terms and conditions of this Agreement, the Purchaser shall issue and deliver to the Company Stockholders an aggregate number of Purchaser Common Stock with an aggregate value equal to (a) One Billion Four Hundred Eighty Nine Million Eight Hundred Thousand U.S. Dollars ($1,489,800,000) less (b)(i) the aggregate number of shares of Company Class A Common Stock, on an as-exercised basis, under the Company Warrants multiplied by (ii) the Redemption Price less the applicable exercise price of such Company Warrant and less (c) (i) the aggregate number of shares of Company Class A Common Stock, on an as-exercised basis, under the Company Stock Options multiplied by (ii) the Redemption Price less the applicable exercise price of such Company Stock Option (the “Purchase Price”), with each share of Purchaser Common Stock valued at the Redemption Price, and with each Company Stockholder receiving its Pro Rata Share of the resulting “Merger Consideration” which such number of shares shall be determined by dividing the Purchase Price by the Redemption Price. Holders of Company Class A Common Stock shall receive Merger Consideration in the form of Purchaser Class A Common Stock; and holders of Company Class B Common Stock shall receive Merger Consideration in the form of Purchaser Class B Common Stock. An example of the calculation of the Merger Consideration (with references to Company Warrants and Company Stock Options) is at Schedule 3.2 of the Company Disclosure Schedules.

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3.3 Surrender of Company Securities and Disbursement of Merger Consideration.

(a) Prior to the Acquisition Merger Effective Time, the Purchaser shall appoint its transfer agent, VStock Transfer LLC (the “Exchange Agent”), for the purpose of disbursing the Merger Consideration. At or prior to the Acquisition Merger Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Merger Consideration. At or prior to the Acquisition Merger Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder a letter of transmittal, in form and substance satisfactory to the Purchaser and the Company (the “Letter of Transmittal”), for use in such exchange, in form and substance satisfactory to the Parties hereto (which shall specify that the delivery of Company Common Stock in respect of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of a properly completed and duly executed Letter of Transmittal to the Exchange Agent for use in such exchange).

(b) Each Company Stockholder shall be entitled to receive its Pro Rata Share of the Merger Consideration as further provided in Sections 3.1(a)(i) and (ii) in respect of the Company Common Stock tendered for exchange (excluding any Dissenting Shares), as soon as reasonably practicable after the Acquisition Merger Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) a properly completed and duly executed Letter of Transmittal; and (ii) from the Company Stockholders identified on Schedule 3.3(b) of the Company Disclosure Schedules and each director and officer of the Company who holds Company Common Stock, a duly executed Lock-Up Agreement, the form of which is attached as Exhibit F hereto (each, a “Lock-Up Agreement”).

(c) Each holder of Company Warrants and/or Company Stock Options shall be entitled to receive its applicable Converted Company Warrant and Converted Company Stock Option in respect of the Company Warrant and the Company Stock Option tendered for exchange, as soon as reasonably practicable after the Acquisition Merger Effective Time, but subject to the delivery by such holder of a duly executed Lock-Up Agreement to the Purchaser.

(d) If any portion of the Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the Company Common Stock is registered immediately prior to the Acquisition Merger Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Common Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents, each as in effect immediately prior to the Acquisition Merger Effective Time, (ii) the recipient of such portion of the Merger Consideration, or the Person in whose name such portion of the Merger Consideration is delivered or issued, shall have already executed and delivered, the Lock-Up Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent and (iii) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Common Stock or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

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(e) After the Acquisition Merger Effective Time, there shall be no further registration of transfers of Company Common Stock. If, after the Acquisition Merger Effective Time, the Transmittal Documents are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, the Company Common Stock shall be canceled and exchanged for the applicable portion of the Merger Consideration provided for, and in accordance with the procedures set forth in this Section 3.3. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Acquisition Merger Effective Time will be paid to the holders of any Company Common Stock that has not yet been surrendered with respect to Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Common Stock shall provide the Transmittal Documents. Subject to applicable Law, following delivery of the Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, evidence representing Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Acquisition Merger Effective Time theretofore paid with respect to such Purchaser Common Stock.

(f) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities.

(g) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Acquisition Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT, THE PURCHASER AND MERGER SUB

Except as set forth in (i) the disclosure schedules delivered by the Parent Parties to the Company on the date hereof (the “Parent Party Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Parent Party Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this ARTICLE IV to which the relevance of such disclosure is reasonably apparent on its face), or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, each of the Parent, the Purchaser and Merger Sub represents and warrants to the Company as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date), as follows:

4.1 Organization and Standing. On the date hereof, the Parent is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Purchaser and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of the Parent, the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Parent, the Purchaser and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Parent has heretofore made available to the Company accurate and complete copies of its and Merger Sub’s Organizational Documents (as defined below), as currently in effect. None of the Parent, the Purchaser nor Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. Each of the Parent, the Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a Party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Parent Shareholder Approval. Parent, as the sole stockholder of Purchaser, has authorized, or will authorize immediately after the execution of this Agreement, the execution, delivery and performance of this Agreement and the Ancillary Documents by and on behalf of Purchaser and the consummation of the Reincorporation Merger and the other transactions contemplated by this Agreement. Purchaser, as the sole stockholder of Merger Sub, has authorized, or will authorize immediately after the execution of this Agreement, the execution, delivery and performance of this Agreement and the Ancillary Documents by and on behalf of Merger Sub and the consummation of the Acquisition Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and each Ancillary Document to which it is a Party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of each of the Parent, the Purchaser and Merger Sub, and (b) other than the Required Parent Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of each of the Parent, the Purchaser and Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a Party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which each of the Parent, the Purchaser and Merger Sub is a Party shall be when delivered, duly and validly executed and delivered by the Parent, the Purchaser and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other Parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of each of the Parent, the Purchaser and Merger Sub, enforceable against the Parent, the Purchaser and Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The Parent’s board of directors, by resolutions duly adopted at a meeting duly called and held (or by unanimous written resolutions to the extent permitted under the Cayman Companies Act) (i) determined that this Agreement, the Redomestication Merger and the Acquisition Merger, and the other transactions contemplated hereby, are advisable, fair to, and in the best interests of, the Parent and its shareholders, (ii) approved this Agreement, the Redomestication Merger and the Acquisition Merger and the other transactions contemplated by this Agreement in accordance with the Cayman Companies Act and the applicable provisions of the DGCL, (iii) directed that this Agreement be submitted to the Parent’s shareholders for approval and (iv) resolved to recommend that the Parent’s shareholders approve this Agreement.

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4.3 Governmental Approvals. Except as otherwise provided for in this Agreement or described in Schedule 4.3, no Consent of or with any Governmental Authority (“Governmental Approval”), on the part of each of the Parent, the Purchaser and Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Parent, the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which it is a Party or the consummation by each of the Parent, the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, including the filing of the Cayman Plan of Merger with the Cayman Registrar in accordance with the Cayman Companies Act, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Parent, the Purchaser or Merger Sub.

4.4 Non-Contravention. Except as otherwise described in Schedule 4.4, the execution and delivery by each Parent Party of this Agreement and each Ancillary Document to which each Parent Party is a Party, the consummation by each Parent Party of the transactions contemplated hereby and thereby, and compliance by each Parent Party with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Parent Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Parent, the Purchaser, Merger Sub, or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Parent Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Parent Party under, (viii) give rise to any obligation to obtain any third Party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Parent Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Parent, the Purchaser or Merger Sub taken as a whole.

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4.5 Capitalization.

(a) Parent is authorized to issue 500,000,000 Parent Ordinary Shares, par value $0.0001 per share. As of January 29, 2026, there were 3,419,314] Parent Ordinary Shares issued and outstanding. All outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, the Parent Memorandum and Articles or any Contract to which Parent is a Party. None of the outstanding Parent Securities has been issued in violation of any applicable securities Laws. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, the Parent’s currently effective Organizational Documents or any contract to which Parent is a Party or by which Parent is bound. Except as may otherwise be provided in the SEC Reports (including the Redemption rights of Public Shareholders), (i) there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent and (ii) there are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) Prior to giving effect to the Redomestication Merger, Purchaser is authorized to issue 1,500,000,000 shares, comprised of (i) 800,000,000 shares of Purchaser Class A Common Stock, of which one (1) share is issued and outstanding and owned by the Parent, (i) 200,000,000 shares of Purchaser Class B Common Stock, none of which are issued or outstanding, and (iii) 500,000,000 shares of preferred stock, par value $0.00001 per share, none of which are issued or outstanding; and Purchaser has no other authorized, issued or outstanding shares of capital stock. All of the issued and outstanding shares of Purchaser Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. No Person other than Parent has any rights with respect to such equity securities of Purchaser and no such rights will arise by virtue of or in connection with the Redomestication Merger and the other transactions contemplated by this Agreement. Prior to giving effect to the transactions contemplated by this Agreement, other than Purchaser and Merger Sub, Parent does not have any Subsidiaries or own any equity interests in any other Person.

(c) Prior to giving effect to the Acquisition Merger, Merger Sub is authorized to issue 1,500,000,000 shares, comprised of (i) 800,000,000 shares of class A common stock, of which one (1) share is issued and outstanding and owned by the Parent, (i) 200,000,000 shares of class B common stock, none of which are issued or outstanding, and (iii) 500,000,000 shares of preferred stock, par value $0.00001 per share, none of which are issued or outstanding; and Merger Sub has no other authorized, issued or outstanding shares of capital stock. All of the issued and outstanding shares of Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. No Person other than the Parent has any rights with respect to such equity securities of Merger Sub and no such rights will arise by virtue of or in connection with the Acquisition Merger and the other transactions contemplated by this Agreement.

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(d) Except as set forth in the SEC Reports, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Parent, Purchaser or Merger Sub or (B) obligating Parent, Purchaser or Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Parent, Purchaser or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Parent, Purchaser or Merger Sub to repurchase, redeem or otherwise acquire any shares of Parent, Purchaser or Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in the SEC Reports, there are no shareholders agreements, voting trusts or other agreements or understandings to which Parent, Purchaser or Merger Sub is a Party with respect to the voting of any shares of Parent, Purchaser or Merger Sub.

(e) All Indebtedness of Parent, Purchaser or Merger Sub as of the date of this Agreement is disclosed in the SEC Reports.

(f) Since the date of formation of Parent, Purchaser or Merger Sub, and except as contemplated by this Agreement, none of Parent, Purchaser or Merger Sub has declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and each of its board of directors has not authorized any of the foregoing.

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4.6 SEC Filings and Parent Financials.

(a) The Parent, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Parent with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Parent has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Parent’s annual reports on Form 10-K for each fiscal year of the Parent beginning with the first year the Parent was required to file such a form, (ii) the Parent’s quarterly reports on Form 10-Q for each fiscal quarter that the Parent filed such reports to disclose its quarterly financial results in each of the fiscal years of the Parent referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Parent with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the Parent Financials (defined below) or the SEC Reports) to (A) the Parent’s accounting or classification of the Parent’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of the Parent’s auditors, or (B) the Parent’s historical or future accounting relating to any other guidance from the SEC staff after the date hereof relating to non-cash accounting matters (clauses (A) and (B), collectively, “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SEC Reports. None of the SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. The Public Certifications are each true as of their respective dates of filing. The Parties acknowledge and agree that any restatement, revision or other modification of the Parent Financials or the SEC Reports as a result of any SEC SPAC Accounting Changes shall be deemed not material for purposes of this Agreement. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. The Parent Public Units, the Parent Ordinary Shares and the Parent Rights are listed on Nasdaq and, except as otherwise provided in Schedule 4.6, (A) the Parent has not received any currently effective written deficiency notice or delisting notice from Nasdaq relating to the continued listing requirements of such Parent Securities and (B) there are no Actions pending or, to the Knowledge of the Parent, threatened against the Parent by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Parent Securities on Nasdaq.

(b) Except for the SEC SPAC Accounting Changes, the financial statements and notes of the Parent contained or incorporated by reference in the SEC Reports (the “Parent Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Parent at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except for the SEC SPAC Accounting Changes or as and to the extent reflected or reserved against in the Parent Financials, the Parent has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Parent Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Parent’s formation in the ordinary course of business. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in all material respects in the Parent Financials as of the date of such Parent Financials.

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4.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 4.7, the Parent has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Company and the negotiation and execution of this Agreement) and related activities and (b) since March 8, 2022, not been subject to a Material Adverse Effect on the Parent.

4.8 Compliance with Laws. Each Parent Party is, and has since its formation been, in material compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on such Parent Party, and neither the Parent, the Purchaser nor Merger Sub has received written notice alleging any violation of applicable Law in any material respect. To the Knowledge of the Parent, neither the Parent, the Purchaser nor Merger Sub is under investigation with respect to any violation or alleged violation of, any law, or judgment, order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, and no Parent Party has previously received any subpoenas from any Governmental Authority.

4.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Parent, threatened material Action to which any Parent Party is subject which would reasonably be expected to have a Material Adverse Effect on such Parent Party. There is no material Action that any Parent Party has pending against any other Person. No Parent Party is subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Each Parent Party holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on such Parent Party.

4.10 Taxes and Returns.

(a) Each of Parent, Purchaser and Merger Sub has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Parent Financials have been established in accordance with GAAP. Each of the Parent, the Purchaser and Merger Sub has complied with all applicable Laws relating to Taxes. There are no audits, examinations, investigations or other proceedings pending against the Parent, the Purchaser or Merger Sub in respect of any Tax, and no Parent Party has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Parent Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any Parent Party’s assets, other than Permitted Liens. No Parent Party has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by any Parent Party or Merger Sub for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

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(b) Since the date of its formation, no Parent Party has (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax liability or refund.

(c) To the Knowledge of each Parent Party, there are no facts or circumstances that would reasonably be expected to prevent the Redomestication Merger or the Acquisition Merger from qualifying for the Redomestication Merger Intended Tax Treatment or the Acquisition Merger Intended Tax Treatment.

4.11 Employees and Employee Benefit Plans. No Parent Party (a) has any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

4.12 Properties. No Parent Party owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. No Parent Party owns or leases any material real property or material Personal Property.

4.13 Material Contracts.

(a) All contracts material to the Parent have been disclosed in the SEC Reports (each, a “Parent Material Contract”). All Parent Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

4.14 Transactions with Affiliates. Schedule 4.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between each Parent Party and any (a) present or former director, officer or employee or Affiliate of such Parent Party, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Parent’s outstanding capital stock as of the date hereof.

4.15 Purchaser and Merger Sub Activities. Since its formation, each of Purchaser and Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a Party and the transactions, and, other than this Agreement and the Ancillary Documents to which it is a Party, Merger Sub is not Party to or bound by any Contract.

4.16 Investment Company Act. The Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended.

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4.17 Finders and Brokers. Except as set forth on Schedule 4.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from any Parent Party, the Company or any of its Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Parent Party.

4.18 Ownership of Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Merger Consideration in accordance with ARTICLE III shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

4.19 Certain Business Practices.

(a) Neither the Parent, the Purchaser, Merger Sub, nor any Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political Parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Parent, the Purchaser or Merger Sub, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Parent, the Purchaser or Merger Sub or assist it in connection with any actual or proposed transaction.

(b) The operations of the Parent, the Purchaser and Merger Sub are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Parent, the Purchaser or Merger Sub with respect to any of the foregoing is pending or, to the Knowledge of any Parent Party, threatened.

(c) None of the Parent, the Purchaser, Merger Sub, or any of their directors or officers, or, to the Knowledge of the Parent, the Purchaser or Merger Sub, any other Representative acting on behalf of any Parent Party is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and no Parent Party has, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.20 [Reserved]

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4.21 Parent Trust Account. As of January 27, 2026, the Trust Account has a balance of no less than $17,951,466.48. Such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, and held in trust by Continental Stock Transfer & Trust Company pursuant to the Trust Agreement. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and has not been amended or modified. There are no separate agreements, side letters or other agreements that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect. Prior to the Closing, none of the funds held in the Trust Account may be released except as described in the Trust Agreement.

4.22 Independent Investigation. Each Parent Party has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. Each Parent Party acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to any Parent Party pursuant hereto, and in any Ancillary Document, and the information provided by or on behalf of the Company for the Registration Statement; (b) with respect to any projection or forecast (of future revenues, future results of operations, future cash flows, future financial condition, future potential Governmental Approvals for potential therapies (or any component of any of the foregoing) or otherwise) delivered by or on behalf of the Company, that there are uncertainties inherent in attempting to make such projections and forecasts, and the accuracy and correctness of such projections and forecasts may be affected by information that may become available through discovery or otherwise after the date of such projections and forecasts, that no representations, warranties or statements (including by omission) of any kind are being made with respect to such projections or forecasts; and (c) none of the Company nor its respective Representatives have made any representation or warranty as to the Company, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules), in any Ancillary Document or in any certificate delivered to any Parent Party pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

4.23 No Other Representations. Except for the representations and warranties expressly made by the Parent Parties in this ARTICLE IV ARTICLE IV(as modified by the Parent Party Disclosure Schedules) or as expressly set forth in an Ancillary Document, no Parent Party, nor any other Person on its behalf, makes any express or implied representation or warranty with respect to any Parent Party, the Parent Securities, the business of any Parent Party, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and each Parent Party hereby expressly disclaims any other representations or warranties, whether implied or made by the Parent, the Purchaser, Merger Sub or any of their Representatives. Except for the representations and warranties expressly made by any Parent Party in this ARTICLE IV (as modified by the Parent Party Disclosure Schedules) or in an Ancillary Document, each of the Parent Parties hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of any Parent Party), including any representations or warranties regarding the probable success or profitability of the businesses of the Parent Parties.

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ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Parent Parties on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Company Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this ARTICLE V to which the relevance of such disclosure is reasonably apparent on its face), the Company hereby represents and warrants to each Parent Party, as of the date hereof and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date), as follows:

5.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing in Delaware under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. The Company has provided to the Parent accurate and complete copies of its Organizational Documents, each as amended to date and as currently in effect, and is not in violation of any provision of its Organizational Documents.

5.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a Party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a Party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents and the DGCL, and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a Party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a Party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other Parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. On or prior to the date of this Agreement, the Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with the Company’s Organizational Documents (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and the Company Stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement and the other matters required for the Required Company Stockholder Approval be submitted to the Company Stockholders for adoption and (iv) resolved to recommend that the Company Stockholders adopt this Agreement and the other matters required for the Required Company Stockholder Approval. The Voting and Support Agreements delivered by the Company include holders of Company Common Stock representing at least the Required Company Stockholder Approval, and such Voting and Support Agreements are in full force and effect. The Required Company Stockholder Approval, when obtained, will constitute the required stockholder approval for all the transactions contemplated by this Agreement, and no separate approval of the holders of Company Class A Common Stock will be required.

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5.3 Capitalization.

(a) The Company is authorized to issue an aggregate of 1,000,000,000 shares comprised of (i) 800,000,000 shares of Company Class A Common Stock, par value $0.00001 per share, of which 22,846,883 are issued and outstanding as of the date hereof and (ii) 200,000,000 shares of Company Class B Common Stock, par value $0.00001 per share, of which 100,000,000 are issued and outstanding as of the date hereof. The Company Class A Common Stock and the Company Class B Common Stock have identical rights and obligations, except for voting rights: each share of Company Class B Common Stock is entitled to ten (10) votes per share whereas each share of Company Class A Common Stock is entitled to one (1) vote per share. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Common Stock and other equity interests of the Company are set forth on Schedule 5.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are, to the Knowledge of the Company, owned free and clear of any Liens. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a Party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws.

(b) The issued and outstanding Company Stock Options and Company Warrants, on a grant-by-grant basis (together with the holder thereof, the number of shares of Company Common Stock subject thereto, the grant date, initial exercise date and expiration date thereof) are set forth on Schedule 5.3(b).

(c) Except for the reverse stock split effectuated by the Company on or about August 26, 2024 or as disclosed in the Company Financials, since January 1, 2024, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

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5.4 Subsidiaries. The Company has no Subsidiaries.

5.5 Governmental Approvals. Except as otherwise described in Schedule 5.5, no Consent of or with any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) pursuant to Antitrust Laws.

5.6 Non-Contravention. Except as otherwise described in Schedule 5.6, the execution and delivery by the Company of this Agreement and each Ancillary Document to which the Company is or is required to be a Party or otherwise bound, and the consummation by the Company of the transactions contemplated hereby and thereby and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, conflict with or violate any Law, Order or Consent applicable to the Company or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under (other than Permitted Liens), (viii) give rise to any obligation to obtain any third Party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in the cases of clauses (b) and (c), as has not been and would not reasonably be expected to have a material and adverse effect to the Company or its ability to consummate the transactions contemplated by this Agreement or the Ancillary Documents or to perform the Company’s obligations hereunder or thereunder.

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5.7 Financial Statements.

(a) As used herein, the term “Company Financials” means (i) the audited financial statements of the Company (including, in each case, any related notes thereto), consisting of the audited balance sheets of the Company as of December 31, 2024 and December 31, 2023, and the related audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards, and (ii) the unaudited financial statements of the Company as of and for the nine (9) month period ended September 30, 2025 (the “Interim Balance Sheet Date”) consisting of the unaudited balance sheets as of such date, the unaudited income statement for the nine (9) month period ended on such date, and the unaudited cash flow statements for the nine (9) month period ended on such date. True and correct copies of the Company Financials have been provided to the Parent. The Company Financials do, and all Company audited and interim financial statements delivered to the Parent during the Interim Period will, (i) accurately reflect the books and records of the Company as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, (iv) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of the operations and cash flows of the Company for the periods indicated, and (v) when delivered by the Company for inclusion in the Proxy Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.5, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof. The Company has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) the Company does not maintain any off-the-book accounts and that the Company’s assets are used only in accordance with the Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets, (iv) access to the Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of the Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. The Company has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the Company. In the past five (5) years, neither Company nor its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

(c) The Company does not have any Indebtedness except for Permitted Indebtedness and the Revolving Line of Credit Loan between East West Bank and the Company dated January 6, 2026.

(d) The Company is not subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the balance sheet of the Company as of the balance sheet date contained in the Company Financials or (ii) not material or that were incurred after such balance sheet date in the Ordinary Course of Business (other than Liabilities for breach of any Contract or violation of any Law).

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(e) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Company (the “Accounts Receivable”) arose from sales actually made or services actually performed in the Ordinary Course of Business and represent valid obligations to the Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Company (net of reserves) within ninety (90) days.

5.8 Absence of Certain Changes. Except as set forth on Schedule 5.8, since September 30, 2025, the Company has (a) conducted its business in all material respects in the Ordinary Course of Business, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 6.1(b) (without giving effect to Schedule 6.1) if such action were taken on or after the date hereof without the consent of the Parent.

5.9 Compliance with Laws. Except as set forth on Schedule 5.9:

(a) Except where such would not materially and adversely affect the Company: (i) the Company is and, since inception, has been in compliance with all applicable Laws and Orders; (ii) the Company is not in default or violation of any applicable Law or Order, nor has the Company received, since inception, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws; and (iii) without limiting the generality of clauses (i) and (ii), the Company is, and since inception has been, in compliance with (Ai) every Law applicable to it due to the specific nature of the Business, including without limitation Healthcare Laws and Data Protection Laws, (B) the Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any comparable or similar Law of any jurisdiction applicable to it, (C) the Federal Trade Commission Act (the “FTC Act”) and FTC regulations promulgated thereunder, and (D) every Law regulating or covering conduct in the workplace, including regarding sexual harassment or, on any legally impermissible basis, a hostile work environment.

5.10 Compliance With Healthcare Laws

(a) The Company is and for the past five (5) years has been, in material compliance with all Healthcare Laws. The Company has not received written or, to the Knowledge of the Company, oral notice of: (i) any pending or threatened Action by the FDA or any other Governmental Authority alleging that any operation or activity of the Company is in material violation of any applicable Healthcare Laws, (ii) any investigation by a Governmental Authority related to any potential or alleged violation by the Company of any applicable Healthcare Laws, or (iii) being charged with any act that would subject the Company to liability for criminal or civil money penalties, product seizure, injunction, mandatory exclusion, permissive exclusion, or other administrative actions or sanctions, including a warning letter or import hold, under any Healthcare Laws. The Company is not, and since inception has not been, a Party or subject to a corporate integrity agreement or any administrative or judicial consent order imposed pursuant to action by the Office of Inspector General of the United States Department of Health and Human Services or any similar monitoring agreement or consent order pursuant to action by any other Governmental Authority. The Company has no reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority for an alleged violation of any Healthcare Laws. As of the date hereof, to the Knowledge of the Company, there are no restrictions imposed by any Governmental Authority upon the Business, activities, or services of the Company that would prevent it from operating as it currently operates or intends to operate in the future.

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(b) All pre-clinical and, as applicable, clinical investigations conducted or sponsored by or on behalf of the Company and submitted or intended to be submitted to a Governmental Authority to support a regulatory approval, clearance, or other form of marketing authorization in any country, were and are being conducted in compliance in all material respects with all applicable Healthcare Laws administered or issued by the applicable Governmental Authority, including but not limited to: (i) FDA regulations for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations (“CFR”), (ii) applicable FDA standards for the design, conduct, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, and 56 of the CFR, (iii) FDA Investigational New Drug (“IND”) regulations contained in Title 21 part 312 of the CFR, (iv) FDA good manufacturing practices regulations contained in Title 21 part 210 and 211 of the CFR; (v) applicable Healthcare Laws restricting the use and disclosure of individually identifiable health information, including HIPAA; (vi) applicable Laws and all Healthcare Laws, including without limitation those related to Good Clinical Practice, Good Laboratory Practice; and (vii) any similar, related, or analogous Laws of any other jurisdiction within or outside of the United States.

(c) Neither the Company nor, to the Knowledge of the Company, any officer or employee of the Company (in such Person’s capacity as an officer or employee of the Company) has (i) made an untrue statement of a material fact or any fraudulent statement to the FDA or any other Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority or (iii) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a reasonable basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(d) To the Knowledge of the Company, no officer or employee of the Company (in such Person’s capacity as an officer or employee of the Company) has been convicted of any crime or engaged in any conduct for which exclusion, debarment, or suspension is mandated by 21 U.S.C. §335a(a), 42 U.S.C. §1320a-7 or any similar Healthcare Laws or authorized by 21 U.S.C. §335a(b), 42 U.S.C. §1320a-7 or any similar Healthcare Laws. Neither the Company nor, to the Knowledge of the Company, any officer or employee of the Company (in such Person’s capacity as an officer or employee of the Company) has been charged with or convicted of any crime or engaged in any conduct for which such person could be excluded, debarred, suspended or otherwise deemed ineligible from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935 or any Healthcare Laws. No Actions that would reasonably be expected to result in debarment, suspension or exclusion are pending or, to the Company’s Knowledge, threatened against the Company or, to the Company’s Knowledge, any of its officers or employees of the Company (in such Person’s capacity as an officer or employee of the Company) who are performing research or work on behalf of the Company. Neither the Company nor, to the Knowledge of the Company, any officers or employees of the Company acting on behalf of the Company (in such Person’s capacity as an officer or employee of the Company), is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(e) The Company has received FDA reference number PTS#PS009936 in connection with its pre-IND meeting and future IND application to test PGSXC-L1A cell therapy product candidate for the indication Acute Alcoholic Hepatitis.

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5.11 Company Permits. As set forth in Schedule 5.11, the Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Company), holds all Permits necessary to lawfully conduct its business as presently conducted; to own, lease and operate its assets and properties; and to market and sell its products (collectively, the “Company Permits”), except where such would not have a Material Adverse Effect on the Company. The Company has made available to the Parent true, correct and complete copies of all material Company Permits. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. The Company has not received any written (or, to the Company’s Knowledge, oral) notice from any Governmental Authority regarding any violation of any Permit. None of such Permits will, to the Company’s Knowledge, be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement or any additional agreement. To the Company’s Knowledge, no basis (including the execution of this Agreement and the other agreements to which the Company is a Party and the consummation of the transactions contemplated by this Agreement or any additional agreement) exists that, with notice or lapse of time or both, would reasonably constitute any such breach, violation or default or give any Governmental Authority grounds to suspend, revoke, or terminate any such Permit. Neither the Company, nor, to the Knowledge of the Company, any officer or employee of the Company acting on behalf of the Company, has made any false statement in, or omission from, the Permits required to be set forth on Schedule 5.11 or any applications, reports, or other submissions to or correspondence with any Governmental Authority in connection therewith. Except as could not reasonably be expected to be material to the Company, there has not been and there is not any pending or, to the Company’s Knowledge, threatened, Action, investigation or disciplinary proceeding by or from any Governmental Authority against the Company involving any Permit required to be set forth on Schedule 5.11, and the Company has not received any written communications from any Governmental Authority notifying the Company of a Permit it does not currently possess, or has not applied for, that is required in connection with the Company’s operation of the Business.

5.12 Litigation. Except as set forth in Schedule 5.12, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened (and no such Action has been brought, or, to the Company’s Knowledge, threatened, in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against the Company, or, to the Company’s Knowledge, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of the Company must be related to the Company’s business, equity securities or assets). To the Company’s Knowledge, in the past five (5) years, none of the current or former officers, senior management or directors of the Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

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5.13 Material Contracts.

(a) Schedule 5.13(a)sets forth a true, correct and complete list of, and the Company has made available to the Parent (including written summaries of oral Contracts), true, correct and complete copies of, each Contract that is material to the business of the Company that is in effect on the date of this Agreement to which the Company is a Party or by which the Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 5.13(a), other than a Company Benefit Plan, a “Company Material Contract”) that:

(i) contains covenants that materially limit the ability of the Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Company having an outstanding principal amount in excess of $100,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the Ordinary Course of Business) or shares or other equity interests of the Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or current material assets or the sale of the Company, its business or current material assets;

(vii) by its terms, individually or with all related Contracts, other than Contracts referenced in another subsection of this Section 5.13(a), calls for aggregate payments or receipts by the Company under such Contract or Contracts of at least $100,000 per year or $200,000 in the aggregate;

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(viii) which its primary purpose obligates the Company to provide continuing indemnification or a guarantee of obligations of a third Party after the date hereof in excess of $100,000;

(ix) is between the Company and any directors, officers or employees of the Company (other than offer letters and at-will employment arrangements with employees entered into in the Ordinary Course of Business), including all non-competition, severance and indemnification agreements, or any Related Person;

(x) obligates the Company to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xi) relates to a material settlement entered into within one (1) year prior to the date of this Agreement or under which the Company has outstanding obligations (other than customary confidentiality obligations);

(xii) provides another Person (other than any manager, director or officer of the Company) with a power of attorney;

(xiii) relates to the development, ownership, licensing or use of any Intellectual Property by, to or from the Company, other than (A) Off-the-Shelf Software, (B) employee or consultant invention assignment agreements entered into on a Company’s standard form of such agreement, (C) confidentiality agreements entered into in the Ordinary Course of Business, (D) non-exclusive licenses from customers or distributors to the Company entered into in the Ordinary Course of Business or (E) feedback and ordinary course trade name or logo rights that are not material to the Company;

(xiv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xv) is otherwise material to the Company and not described in clauses (i) through (xiv) above.

(b) Except as disclosed in Schedule 5.13(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable against the Company and, to the Knowledge of the Company, is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) the Company is not in breach or default in any material respect, and, to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Company, or permit termination or acceleration by the other Party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other Party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other Party, or permit termination or acceleration by the Company, under such Company Material Contract; (v) the Company has not received written or, to the Company’s Knowledge, notice of an intention by any Party to any such Company Material Contract that provides for a continuing obligation by any Party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the Ordinary Course of Business that do not adversely affect the Company in any material respect; and (vi) the Company has not waived any material rights under any such Company Material Contract.

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5.14 Intellectual Property.

(a) Schedule 5.14(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by the Company or otherwise used or held for use by the Company in which the Company is the owner, applicant or assignee that are material to the business of the Company (“Company Registered IP”), specifying as to each item, as applicable: (A) the jurisdiction, registrar, registration application, registration serial number, title, filing date, priority date, and status; and (B) the owner and nature of the ownership or licensed rights; and (ii) all material unregistered Intellectual Property owned, purported to be owned or licensed by the Company. Schedule 5.14(a)(ii) sets forth all Intellectual Property licenses, sublicenses, settlements and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally (collectively, “Off-the-Shelf Software”)), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which the Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, specifying as to each, as applicable (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from the Company, if any. Except as set forth on Schedule 5.14(a)(iii), the Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property that is material to the business of the Company and currently used, licensed or held for use by the Company, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that is material to the business of the Company and that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Company has obtained valid assignments of inventions from each named inventor and, to the Knowledge of the Company, are being prosecuted in accordance with all duty of disclosure obligations.

(b) The Company has a valid and enforceable license to use all Intellectual Property that is material to the business of the Company and that is the subject of the Company IP Licenses. The Company has performed all material obligations imposed on it in the Company IP Licenses, has made all payments required to date, and the Company is not, nor, to the Knowledge of the Company, is any other Party thereto, in material breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Company of the Intellectual Property that is material to the business of the Company and that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of the Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets, in each case that are material to the business of the Company and that are owned by or exclusively licensed to the Company are in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks that are pending and in good standing.

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(c) Schedule 5.14(c) sets forth all licenses, sublicenses and other agreements or permissions under which the Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to the Company, if any. The Company has performed all material obligations imposed on it in the Outbound IP Licenses, and the Company is not, nor, to the Knowledge of the Company, is any other Party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or, to the Company’s Knowledge, threatened against the Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property that is material to the business of the Company and currently owned, licensed, used or held for use by the Company. Except as set forth on Schedule 5.14(d), the Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Company. There are no Orders to which the Company is a Party or its otherwise bound that (i) restrict the rights of the Company to use, transfer, license or enforce any Intellectual Property owned by the Company, (ii) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by the Company. To the Knowledge of the Company, the Company is not currently infringing, nor has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Company or, otherwise in connection with the conduct of the respective businesses of the Company. To the Company’s Knowledge, no third Party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property that is material to the business of the Company and owned, licensed by, licensed to, or otherwise used or held for use by the Company (“Company IP”) in any material respect.

(e) All employees and independent contractors of the Company that were materially involved in the creation or development of any Company IP that is material to the Company have signed a confidential information and inventions assignment or similar agreement or provision, expect as would not reasonably be expected to materially and adversely affect the Company. No current or former employees or independent contractors of the Company have claimed any ownership interest in any Intellectual Property owned by the Company that is material to the business of the Company. To the Knowledge of the Company, there has been no violation of the Company’s policies or practices related to protection of Company IP that is material to the business of the Company. The Company has made available to the Parent true and complete copies of all written Contracts that the primary purpose of which regarding employees and independent contractors assigning their Intellectual Property to the Company. To the Company’s Knowledge, none of the employees of the Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s efforts to promote the interests of the Company, or that would materially conflict with the business of the Company as presently conducted or contemplated to be conducted. The Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

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(f) During the last five (5) years, the Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal information protection, and the collection, processing and use of personal information and its own privacy policies and guidelines, if any, each with respect to the company’s collection, processing and use of personal information. To the Knowledge of the Company, the operation of the business of the Company has not, in the last five (5) years, and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) Giving effect to applicable consents to be obtained by the Company prior to Closing, the consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property that is material to the business of the Company and owned by the Company, or (ii) any Company IP License that is material to the business of the Company. Following the Closing, the Company shall be permitted to exercise, all of the Company’s rights under such Company Material Contracts or Company IP Licenses that are material to the business of the Company to the same extent that the Company would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay in the absence of such transactions.

5.15 Taxes and Returns.

(a) The Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established in accordance with GAAP. The Company (i) has complied with all applicable Laws relating to Tax during the past (5) years and (ii) has not failed to comply with an applicable Law relating to Tax for which the applicable statute of limitations has not expired as of the date hereof.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) The Company is not being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

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(d) There are no Liens with respect to any Taxes upon any Company’s assets, other than Permitted Liens.

(e) The Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) The Company has no outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Company within which to pay any Taxes shown to be due on any Tax Return.

(g) The Company has not made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) The Company has not engaged in any “listed transaction,” as defined in U.S. Treasury Regulation section 1.6011-4(b)(2).

(i) The Company has no Liability or potential Liability for the Taxes of another Person that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract or indemnity (excluding commercial agreements entered into in the Ordinary Course of Business the primary purpose of which is not the sharing of Taxes). The Company is not Party to nor bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements, arrangements or practices entered into in the Ordinary Course of Business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Company with respect to any period following the Closing Date.

(j) The Company has not requested, nor is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) The Company: (i) has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; and (ii) is not and has never been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

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(l) The Company has not deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any employees of the Company.

(m) The Company been in compliance in all respects with all applicable transfer pricing laws and legal requirements.

(n) The unpaid Taxes of the Company (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the financial statements and (ii) will not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Return.

(o) The Company will not be required to include any material item of income or exclude any material item of deduction for any taxable period beginning after the Closing Date as a result of: (i) any installment sale or open sale transaction disposition made by the Company before the Closing; (ii) any prepaid amount received outside of the Ordinary Course of Business by the Company before the Closing; or (iii) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) existing before the Closing.

(p) To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to prevent the Redomestication Merger from qualifying for the Redomestication Merger Intended Tax Treatment or to prevent the Acquisition Merger from qualifying for the Acquisition Merger Intended Tax Treatment.

5.16 Real Property. Schedule 5.16 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by the Company for the operation of the business of the Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Parent a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject to Enforceability Exceptions. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Company or any other Party under any of the Company Real Property Leases, and the Company has not received notice of any such condition. The Company does not own nor has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

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5.17 Personal Property. Each item of Personal Property which is currently owned, used or leased by the Company with a book value or fair market value of greater than one hundred thousand dollars ($100,000) is set forth on Schedule 5.17, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). All such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Company. The operation of the Company’s business as it is now conducted or presently proposed to be conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than the Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to the Company. The Company has provided to the Parent a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Company or any other Party under any of the Company Personal Property Leases, and the Company has not received notice of any such condition.

5.18 Title to and Sufficiency of Assets. The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its material assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) the rights of licensors under Company IP Licenses, and (d) Liens specifically identified in the Company Financials. The assets (including Intellectual Property rights and contractual rights, including as may be licensed under license agreements to the Company (including under Company IP Licenses)) of the Company constitute all of the material assets, rights and properties that are used in the operation of the business of the Company as it is now conducted and presently proposed to be conducted or that are used or held by the Company for use in the operation of the businesses of the Company, and are adequate and sufficient for the operation of the business of the Company as currently conducted and presently proposed to be conducted.

5.19 Employee Matters.

(a) The Company is not Party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of the Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other Party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 5.19(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims other than any workers’ compensation or unemployment claims), if any, that are pending or, to the Knowledge of the Company, threatened between the Company and Persons employed by or providing services as independent contractors to the Company. No current officer or material employee of the Company has provided the Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with the Company.

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(b) The Company (i) except as would not reasonably be expected to have a material and adverse effect on the Company, is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against the Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the Ordinary Course of Business). There are no Actions pending or, to the Company’s Knowledge, threatened against the Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 5.19(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Company showing for each as of such date (i) the employee’s name, job title or description, employer, location, hourly rate, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Company)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ended December 31, 2025, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2025. No employee of the Company is a Party to a written employment Contract with the Company that is not terminable “at will,” and the Company has paid in full to all its employees all wages, salaries, commission, bonuses and other compensation due to its employees, including overtime compensation, and the Company does not have any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement or commitment. Except as set forth in Schedule 5.19(c), each Company employee has entered into an employee non-disclosure, inventions and restrictive covenants or similar agreement with the Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Parent by the Company.

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(d) Schedule 5.19(d) contains a list of all independent contractors (including consultants) currently engaged by the Company that have been paid in excess of $50,000 by the Company within the last twelve (12) months, along with a description of the general nature of the work performed, date of retention and rate of remuneration, for each such Person. Except as set forth on Schedule 5.19(d), all of such independent contractors are a Party to a written Contract with the Company. Except as set forth on Schedule 5.19(d)and other than such independent contractors that are financial or tax advisors, legal counsel, or do not materially participate in the development of Company Intellectual Property that is material to the business of the Company, each such independent contractor has entered into customary covenants regarding confidentiality and assignment of inventions and copyrights in such Person’s agreement with the Company, a copy of which has been provided to the Parent by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by the Company are bona fide independent contractors and not employees of the Company, except as would not reasonably be expected to have a material and adverse effect of the Company. Each independent contractor is terminable on no more than thirty (30) days’ notice, without any obligation of the Company to pay severance or a termination fee.

5.20 Benefit Plans.

(a) Set forth on Schedule 5.20(a) is a true and complete list of each Benefit Plan of the Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. The Company is not nor has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does the Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(b) Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Company has requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of the Company, the Company has provided to the Parent accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and summary of material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority within the last three (3) years.

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(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e) Except as set forth on Schedule 5.20(e), no Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and the Company has not incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to the Company immediately after the Closing Date. The Company does not maintain nor has ever maintained, nor is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) No arrangement exists pursuant to which the Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of the Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. The Company has complied in all material respects with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h) Except as set forth on Schedule 5.20(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation (except as set forth on Schedule 5.19(a)); (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. The Company has not incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i) Except to the extent required by Section 4980B of the Code or similar state Law, the Company does not provide health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

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(j) All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to the Surviving Corporation or Purchaser or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities, except for costs in the normal course related to termination of a Company Benefit Plan.

(k) Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 5.20(k). No options or other equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. Each Section 409A Plan has been administered in compliance, and is in documentary compliance, in all material respects, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. The Company has no obligations to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which the Company is a Party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

5.21 Transactions with Related Persons. Except as set forth on Schedule 5.21, neither Company nor any officer or director of the Company, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a Party to any transaction with the Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Company in the Ordinary Course of Business) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 5.21, the Company does not have any outstanding Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of the Company. Except as set forth in Schedule 5.21, the assets of the Company do not include any material receivable or other obligation from a Related Person, and the liabilities of the Company do not include any material payable or other obligation or commitment to any Related Person.

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5.22 Insurance.

(a) Schedule 5.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Company relating to the Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Parent. All premiums due and payable under all such insurance policies have been timely paid and the Company is otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. The Company has no self-insurance or co-insurance programs. In the past five (5) years, the Company has not received any written notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the Ordinary Course of Business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 5.22(b) identifies each individual insurance claim in excess of $100,000 made by the Company in the past five (5) years. The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. The Company has not made any claim against an insurance policy as to which the insurer is currently denying coverage.

5.23 Books and Records. All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the Ordinary Course of Business and in accordance with applicable Laws.

5.24 Certain Business Practices.

(a) Neither the Company, nor any of its Representatives acting on the Company’s behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political Parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Neither the Company, nor any of its Representatives acting on the Company’s behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any governmental employee, or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction.

(b) The operations of the Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) Neither the Company nor any of its directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Company has not in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

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5.25 Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended.

5.26 Finders and Brokers. Except as set forth in Schedule 5.26, the Company has not incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

5.27 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Parent, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Parent Parties for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Parent Parties set forth in Agreement (including the related portions of the Parent Party Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto, and in any Ancillary Document; and (b) neither any Parent Party nor any of its Representatives have made any representation or warranty as to any Parent Party or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Parent Party Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

ARTICLE VI
COVENANTS

6.1 Conduct of Business of the Company.

(a) Unless the Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 6.1, the Company shall (i) conduct its business in a manner consistent with its Ordinary Course of Business, (ii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of the Company’s material assets, all as consistent with past practice, and (iii) duly and timely file all Tax Returns required to be filed with the applicable Governmental Authorities and pay any and all Taxes due and payable during such time period.

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(b) Without limiting the generality of Section 6.1(a) and except as contemplated by the terms of this Agreement, the Ancillary Documents or as set forth in this Section 6.1(b), during the Interim Period, without the prior written consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, other than the issuance of Company Common Stock in connection with the exercise of any of the current Company Warrants and/or current Company Stock Options, provided that the Company is permitted to conduct private offerings of equity securities not to exceed, in the aggregate, twenty percent (20%) of the issued and outstanding Company Common Stock, on a fully diluted basis, as of the date hereof;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except for the repurchase of Company Common Stock from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date hereof providing for the repurchase of shares in connection with any termination of service);

(iv) declare or distribute any (x) cash or other dividends or distributions to any Company Stockholders or (v) any bonus to any employees or directors in excess of $250,000 in the aggregate;

(v) (A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), make a loan or advance to or investment in any third Party (other than advancement of expenses to employees in the Ordinary Course of Business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person that, together with Indebtedness described in clause (A) above, exceeds $8 million in the aggregate (such Indebtedness up to, and including, $5 million (“Permitted Indebtedness”);

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company IP Licenses or other Company IP, in each case as to Intellectual Property that is material to the business of the Company (excluding non-exclusive licenses of Company IP to the Company customers in the Ordinary Course of Business);

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(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the Ordinary Course of Business that obligates the Company to payment within the subsequent ninety (90) days in excess of $500,000 (individually or $2 million in the aggregate);

(ix) fail to maintain its books, accounts and records in all material respects in the Ordinary Course of Business;

(x) establish any Subsidiary or enter into any new line of business unrelated to stem cells or exosomes;

(xi) fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $100,000 individually or $250,000 in the aggregate, or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the Ordinary Course of Business;

(xv) make capital expenditures in excess of $2.5 million (individually for any project (or set of related projects) or $10 million in the aggregate);

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) not referenced in another subsection of this Section 6.1(b) in excess of $2.5 million] in the aggregate other than (A) pursuant to the terms of a Company Material Contract or Company Benefit Plan or (B) any Liability incurred in connection with manufacturing of drugs, clinical trials, university research agreements, or the manufacturing, selling, or marketing of exosome related products;

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(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xix) except for the Ancillary Documents, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xx) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxi) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the Ordinary Course of Business;

(xxii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the Ordinary Course of Business), except which would not be expected to have a material and adverse effect on the Company;

(xxiii) terminate, suspend, delay, or materially modify any planned or ongoing pe-clinical or clinical study(ies);

(xxiv) submit, or fail to submit, to the FDA or any analogous regulatory authority any document or regulatory filing of any type (including without limitation any changes to clinical trial protocols), the effect of which could materially alter the clinical or regulatory development strategy, the proposed indication(s) of any product candidate, or the achievability or anticipated timing of regulatory events or milestones;

(xxv) make or propose changes to any raw material or product component supplier, any manufacturing facility or manufacturing process, contract manufacturer, contract research organization, or clinical investigator(s); or

(xxvi) Authorize or agree to do any of the foregoing actions;

Provided, that any actions reasonably taken in good faith by the Company, to the extent reasonably believed to be necessary or advisable and that do not materially impair the Company’s ability to consummate the transactions contemplated by this Agreement, in order to continue the Company’s Course of Business (including manufacturing drugs, conducting clinical trials, entering into university research agreements, or the manufacturing, selling, or marketing of exosome related products), and which do not breach any of the individual or aggregate dollar thresholds above, in each case, shall be deemed not to constitute a breach of the requirements set forth under this Section 6.1. The Company shall notify the Parent in writing, no later than five business days in advance of taking any such actions in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the business of the Company, in consultation with the Parent in each instance.

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6.2 Conduct of Business of the Parent Parties.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth in this Section 6.1, the Parent shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Parent and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 6.1, nothing in this Agreement shall prohibit or restrict Parent from extending, in accordance with Parent’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (each, an “Extension”), and by taking all reasonable actions and paying all reasonable expenses required to effectuate any Extension, and no consent of any other Party shall be required in connection therewith. Any extension fees and other costs incurred by the Parent to date and/or during the Interim Period are collectively referred to herein as the “Extension Expenses.”

(b) Without limiting the generality of Section 6.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents or as set forth in this Section 6.2(b), during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Parent shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, other than the issuance of Parent Securities issuable upon conversion or exchange of outstanding Parent Securities in accordance with their terms, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) not referenced in Section 6.2(b) in excess of $10 million in the aggregate, make a loan or advance to or investment in any third Party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.2 (b)(iv) shall not prevent the Parent from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement);

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(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Parent;

(vii) terminate, waive or assign any material right under any Parent Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Parent’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Parent or its Subsidiary) not in excess of $100,000 individually or $250,000 in the aggregate, or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Parent Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xiv) make capital expenditures in excess of $2.5 million individually for any project (or set of related projects) or $10 million in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

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(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Mergers or as otherwise required by its Organizational Documents);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $100,000 in the aggregate (excluding the incurrence of any Expenses), pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business consistent with past practice or in accordance with the terms of this Section 6.2 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) except for the Ancillary Documents, enter into any agreement, understanding or arrangement with respect to the voting of Parent Securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions;

provided, that any actions reasonably taken in good faith by the Parent or its Subsidiaries to the extent reasonably believed to be necessary to comply with Laws (including orders of Governmental Authorities) related to COVID-19 shall be deemed not to constitute a breach of the requirements set forth under this Section 6.2. The Parent shall notify the Company in writing of any such actions taken in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the Parent and its Subsidiaries.

6.3 Access to Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), the Company and the Parent shall: (i) provide to the other Party (and the other Party’s Representatives) reasonable access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such Party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other Party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such Party and its subsidiaries, if any, as the other Party or its Representatives may reasonably request to consummate the Transactions; provided, however, each Party and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the other Party or its Subsidiaries, if any. Notwithstanding the foregoing, neither the Company nor the Parent shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege.

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6.4 Confidential Information. All information obtained by the Parties pursuant to Section 6.3 and constituting Confidential Information as defined in the Confidentiality Agreement, dated as of April 16, 2025 (the “Confidentiality Agreement”), between the Parent and the Company, shall be kept confidential in accordance with the Confidentiality Agreement. Parent acknowledges and agrees that all materials and information made available to Parent or any of its Representatives in the Company data room and all information observed, learned, or obtained by Parent or its Representatives during due diligence meetings, site visits, or other interactions with the Company or its Representatives, shall constitute and be deemed “Confidential Information” of the Company under the Confidentiality Agreement. The definition of “Confidential Information” of the Company in the Confidentiality Agreement is hereby expanded to include all such material and information described in this Section 6.4.

6.5 The Registration Statement and Proxy Statement/Prospectus.

(a) As promptly as practicable after the date hereof, the Parent shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Purchaser Common Stock to be issued under this Agreement, which Registration Statement will also contain a proxy statement of the Parent as well as a prospectus for the offering of Purchaser Class A Common Stock (the “Proxy Statement”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent EGM and providing the Public Shareholders an opportunity in accordance with the Parent’s Organizational Documents and the IPO Prospectus to have their Parent Ordinary Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the Parent Proposals. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “ Parent EGM”), in favor of resolutions approving (i) the adoption and approval of this Agreement, the Cayman Plan of Merger, the Ancillary Documents and the transactions contemplated hereby or referred to herein, including the Redomestication Merger and the Acquisition, by the holders of Parent Ordinary Shares in accordance with the Parent’s Organizational Documents, the Securities Act, the Cayman Companies Act, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) the effecting of the Redomestication Merger and the Acquisition Merger, (iii) adoption and approval of the Delaware Organizational Documents, (iv) the adoption and approval of a new equity incentive plan in the form attached hereto at Exhibit G (the “Equity Incentive Plan”), and which will provide for awards for a number of shares of Purchaser Common Stock equal to fifteen percent (15%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption), (v) the appointment of the members of the Purchaser Board in accordance with Section 6.11 hereof, (vi) the removal of the minimum net tangible asset requirement from the Parent’s Organizational Documents, and (vi) such other matters as the Company and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Mergers and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (vii), collectively, the “Parent Proposals”), and (vii) the adjournment of the Parent EGM, if necessary or desirable in the reasonable determination of Parent. If on the date for which the Parent EGM is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Shareholder Approval, whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent EGM. In connection with the Registration Statement, Parent will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Parent’s Organizational Documents, the Securities Act, the DGCL and the rules and regulations of the SEC and Nasdaq. Parent shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and Parent shall consider any such comments timely made in good faith. The Company shall provide Parent with such information concerning the Company and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. If required by applicable SEC rules or regulations, such financial information provided by the Company must be reviewed or audited by the Company’s auditors. The Parent shall cause any information concerning the Parent or its shareholders, officers, directors, assets, Liabilities, condition (financial or otherwise), business and operations included in the Registration Statement, or in any amendments or supplements thereto, to be true and correct and to not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

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(b) The Parent shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Parent EGM and the Redemption. Each of the Parent and the Company shall make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, the Parent and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Parent shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Parent shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Parent’s Organizational Documents; provided, however, that the Parent shall not amend or supplement the Registration Statement without prior consultation with the Company as is reasonable under the circumstances.

(c) Each of Parent and the Company shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Parent shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Parent or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Parent EGM and the Redemption promptly after the receipt of such comments and shall give the Company and its counsel a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, and the Parent shall consider any such comments timely made in good faith under the circumstances.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Parent shall distribute the Registration Statement to Parent’s shareholders, and, pursuant thereto, shall call the Parent EGM in accordance with Cayman Companies Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) Parent shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Parent’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Parent EGM and the Redemption.

6.6 Parent EGM. The Parent shall call and hold the Parent EGM as promptly as practicable following the clearance of the Registration Statement by the SEC; provided that the Parent may postpone or adjourn the Parent EGM on one or more occasions for up to 30 days in the aggregate upon the good faith determination by the Parent that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the Parent Proposals. The Parent shall use commercially reasonable efforts to obtain the approval of the Parent Proposals at the Parent EGM, including by soliciting from its shareholders proxies as promptly as possible in favor of the Parent Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The Parent’s board of directors shall recommend to its shareholders that they approve the Parent Proposals and shall include such recommendation in the Proxy Statement.

6.7 Company Stockholders’ Written Consent. The Company’s board of directors shall recommend to the Company Stockholders that the Company Stockholders vote in favor of this Agreement, the Ancillary Agreements to which the Company is or will be a Party, the transactions contemplated hereby and thereby, and other related matters. As promptly as reasonably practicable after the effective date of the Registration Statement, and in any event within ten (10) days following such date, the Company shall obtain and deliver to the Parent a true and correct copy of a written consent evidencing the required Company Stockholder approval that is duly executed by the Company Stockholders holding at least fifty percent (50%) of issued and outstanding shares of Company capital stock required to obtain the Company Stockholder Approval (the “Required Company Stockholder Approval”).

6.8 2025 and 2026 Audited and Interim Financial Statements. The Company shall use its reasonable best efforts to deliver true and complete copies of the Company’s audited financial statements for the fiscal year ended 2025 to the Parent, as soon as possible after the date hereof; and shall deliver all quarter ended and fiscal year ended financial statements for fiscal year 2026 in a timely manner. All such financial statements shall comply with the terms set forth in Section 5.7(a) hereof.

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6.9 Parent Public Filings. During the Interim Period, the Parent will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its best efforts prior to the Closing to maintain the listing of the Parent Public Units, Parent Ordinary Shares, and the Parent Rights on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Purchaser Common Stock.

6.10 Nasdaq Listing. The Parent will use reasonable best efforts (with the assistance and reasonable best efforts cooperation of the Company as reasonably requested by the Parent) to cause the Purchaser Common Stock issued in connection with the Transactions to be approved for listing on Nasdaq at Closing. During the Interim Period, the Parent shall use reasonable best efforts to keep the Parent Public Units, Parent Ordinary Shares, and the Parent Rights listed for trading on Nasdaq.

6.11 Purchaser Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the board of directors of the Purchaser (the “ Board”) will consist of seven (7) individuals. The Parties shall also take all necessary action to appoint to the Purchaser Board simultaneously with the Closing: (i) two (2) persons designated by the Company, neither of whom shall be required to qualify as independent directors under Nasdaq rules; (ii) one (1) person nominated by the Parent, who shall be reasonably acceptable to the Company and shall not be required to qualify as an independent director under Nasdaq rules; and (iii) four (4) persons, designated by the Company who shall be reasonably acceptable to the Parent, who shall be required to qualify as independent directors under Nasdaq rules, one of whom shall also be required to qualify as an “audit committee financial expert” pursuant to Item 407(d)(5)(ii) and (iii) of Regulation S-K. The Parties shall cause the Purchaser to establish an audit committee consisting of at least three (3) independent directors, including the director designated as an “audit committee financial expert,” within 90 days of the date of listing with Nasdaq in accordance with Nasdaq Rule 5615(b)(1), provided that one such director shall have been appointed a member of the audit committee prior to such date of listing.

(b) The Parties shall take all action necessary, including causing the executive officers of the Purchaser to resign, so that the individuals serving as the officers of the Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

6.12 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or substantially all of the assets of the Company or (y) except as permitted under Section 6.1(b), any of the shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Parent and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Parent.

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(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Parent, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a Party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the Party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(d) During the Interim Period, the board of directors of the Parent, or any committee thereof, shall not: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Parent Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction with respect to the Parent; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Parent to execute or enter into, any agreement related to an Alternative Transaction; (iv) enter into any agreement, letter of intent, or agreement in principle requiring Parent to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against any Alternative Transaction with respect to the Parent; (vi) fail to re-affirm the Parent Recommendation at the written request of the Company within five (5) Business Days of such request; (vi) fail to include the Parent Recommendation in the Registration Statement and Proxy Statement; or (vii) resolve or agree in writing to do any of the foregoing. Nothing contained in this Agreement shall prohibit the Parent or the board of directors of the Parent or any committee thereof from (x) taking and disclosing to the Parent’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the Parent’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes an Acquisition Proposal to the provisions of this Section 6.12.

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(e) During the Interim Period, the board of directors of the Company, or any committee thereof, shall not: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction with respect to the Company; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company to execute or enter into, any agreement related to an Alternative Transaction; (iv) enter into any agreement, letter of intent, or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against any Alternative Transaction with respect to the Company; (vi) fail to re-affirm the Company Recommendation at the written request of the Parent within five (5) Business Days of such request; (vi) fail to include the Company Recommendation in any solicitation materials that its prepares or sends to Company Security Holders; or (vii) resolve or agree in writing to do any of the foregoing.

6.13 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Parent, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Parent (other than to engage in the Mergers in accordance with this Agreement), communicate such information to any third Party, take any other action with respect to the Parent in violation of such Laws, or cause or encourage any third Party to do any of the foregoing.

6.14 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party (or, with respect to Parent, its Affiliates): (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it (or, with respect to Parent, its Affiliates) hereunder in any material respect; (b) receives any notice or other communication in writing from any third Party (including any Governmental Authority) alleging (i) that the Consent of such third Party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party (or, with respect to Parent, its Affiliates); (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VIII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party (or, with respect to Parent, any of its Affiliates), or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party (or, with respect to Parent of its Affiliates) with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

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6.15 Further Action; Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, any Governmental Authorities and Parties to contracts with the Company as set forth in Section 5.12 necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Closing.

(b) In furtherance and not in limitation of Section 6.15(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable and with the consent of the other Party, at such Party’s sole cost and expense (subject to Section 9.3 with respect to Antitrust Expenses), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) to the extent legally permissible, permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

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(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

6.16 Tax Matters.

(a) Intended Tax Treatment. Each of the Parties shall use its reasonable best efforts to cause each of the Redomestication Merger and the Acquisition Merger to qualify for the Redomestication Merger Intended Tax Treatment and the Acquisition Merger Intended Tax Treatment respectively. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause either of the Reincorporation Merger or the Acquisition Merger to fail to qualify for the Reincorporation Merger Intended Tax Treatment or the Acquisition Merger Intended Tax Treatment, as the case may be. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Redomestication Merger and the Acquisition Merger consistently with the Redomestication Merger Intended Tax Treatment and the Acquisition Merger Intended Tax Treatment respectively.

(b) Tax Opinions. If, in connection with the preparation and filing of the Registration Statement and Proxy Statement, the SEC requires that tax opinions be prepared and submitted regarding: (i) the qualification of the Redomestication Merger for the Redomestication Merger Intended Tax Treatment, the Parent will use its reasonable best efforts to cause Loeb & Loeb LLP (“Loeb”) to deliver such tax opinion to the Parent, or (ii) the qualification of the Mergers for the Reincorporation Merger Intended Tax Treatment and/or the Acquisition Merger Intended Tax Treatment, as the case may be, the Company will use its reasonable best efforts to cause Sichenzia Ross Ference Carmel LLP (“SRFC”) or other United States federal income tax counsel engaged by the Company to deliver such tax opinion to the Company. Each Party shall use reasonable best efforts to execute and deliver customary Tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor. Notwithstanding anything to the contrary in this Agreement, Loeb shall not be required to provide any opinion to any Party regarding the Acquisition Merger and SRFC shall not be required to provide any opinion to any Party regarding the Redomestication Merger.

(c) Tax Matters Cooperation. Each of the Parties hereto shall (and shall cause its respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party hereto, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

6.17 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

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6.18 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a joint press release, the text of which has been agreed to by each of the Parent and the Company, announcing the execution of this Agreement (the “Signing Press Release”) and the Parent shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing; provided that the Parent provides the Company with a reasonable amount of time to complete such review, comment and approval. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a joint press release, the text of which has been agreed to by each of the Parent and the Company, announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Parent shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third Party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third Party and/or any Governmental Authority in connection with the transactions contemplated hereby.

6.19 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Parent, the Purchaser or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Parent, the Purchaser or Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Parent, the Purchaser or Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Acquisition Merger Effective Time, the Parent Parties shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Parent, the Purchaser and Merger Sub to the extent permitted by applicable Law. The provisions of this Section 6.19 shall survive the consummation of the Mergers and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

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(b) For the benefit of the Parent’s, the Purchaser’s and Merger Sub’s directors and officers, the Parent shall be permitted prior to the Acquisition Merger Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six (6) year period from and after the Acquisition Merger Effective Time for events occurring prior to the Acquisition Merger Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Parent’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Parent shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Parent shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

(c) In the event the Parent, the Purchaser or Merger Sub or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Parent, the Purchaser or Merger Sub (or their respective successors and assigns), as applicable, assume in writing the obligations set forth in this Section 6.19.

6.20 Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to Trustee (which notice the Parent shall provide to Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, the Parent (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (x) pay as and when due all amounts payable to the Parent’s shareholders for the Redemption, and (y) pay all remaining amounts set forth in Schedule 6.20 pursuant to Section 9.3.

6.21 Registration Rights. At the Closing, the Purchaser will enter into a registration rights agreement, in the form attached as Exhibit H hereto (the “Registration Rights Agreement”), providing for registration rights substantially similar to the registration rights granted to the Sponsor in connection with the Parent’s initial public offering, with the Company Stockholders identified in Schedule 6.21 in the event that their Pro Rata Share of the Merger Consideration is not registered pursuant to the Registration Statement. The Registration Rights Agreement also shall cover all of the shares of Purchaser Common Stock that are issuable to the Sponsor upon exercise of the Non-Redemption Warrants issued to the Sponsor.

6.22 Sponsor Closing Payment. At the Closing, the Purchaser and/or the Surviving Corporation shall deliver, via wire transfer of immediately available funds in U.S. dollars, to the Sponsor the sum of $2,500,000 (“Sponsor Closing Payment”), to an account designated by Sponsor at least three (3) Business Days prior to Closing, in exchange for 250,000 shares of Purchaser Common Stock owned by the Sponsor that are validly issued, fully paid an non-assessable, and are free and clear of all Liens, and that are “restricted securities” as such term is defined in Rule 144 promulgated under the Securities Act (“Sponsor Closing Shares”).

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6.23 Expense Advancement. Within ten (10) Business Days after the initial submission of a confidential draft of the Registration Statement (in the form mutually agreed upon by Parent and the Company whose consent shall not be unreasonably withheld), Parent may deliver to the Company a one-time written schedule of out-of-pocket costs and expenses that Parent incurred directly in connection with this Agreement, that Purchaser so elects in its sole discretion to be included in such schedule (which shall include, without limitation, Extension Expenses), stating (a) such amounts individually with reasonable detail and with supporting documentation, (b) the total amount of funds requested by the schedule, which shall not exceed in the aggregate $500,000 (the “Expense Advancement”) and (c) bank account details of Parent (the “Expense Advancement Schedule”). Within five (5) Business Days of receipt of the Expense Advancement Schedule, the Company shall issue Parent the Expense Advancement consistent with the Expense Advancement Schedule, to the account designed by Parent in the Expense Advancement Schedule. For the avoidance of doubt, the Expense Advancement shall in no event be greater than $500,000 even if the costs and expenses set forth in the Expense Advancement Schedule exceed such amount.

ARTICLE VII
NO SURVIVAL

7.1 No Survival. Representations and warranties of the Company and the Parent Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or any Parent Party pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and the Purchaser and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or the Purchaser or their respective Representatives with respect thereto. The covenants and agreements made by the Company and the Parent Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

7.2 Prior Knowledge of the Parties. Each of the Parties acknowledges and agrees that, to the extent that any Party (or its Representatives) has knowledge, whether actual or constructive, prior to the Closing, of any breach or inaccuracy in any representation, warranty, covenant, or agreement of another Party contained in this Agreement (or any certificate or document delivered pursuant hereto), such Party shall not be entitled to assert, and hereby waives, any claim or seek any remedy under this Agreement or otherwise with respect to such breach or inaccuracy. Without limiting the foregoing, the right any remedy based on any such breach or inaccuracy shall be deemed waived by any Party with such knowledge, and such breach or inaccuracy shall be deemed modified or cured for all purposes under this Agreement. For the avoidance of doubt, any information disclosed in the Disclosure Schedules or otherwise made available in any virtual data room maintained by either Party in connection with the Mergers shall be deemed known to the other Party for purposes of this Section 7.2.

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ARTICLE VIII
CLOSING CONDITIONS

8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Redomestication Merger, the Acquisition Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Parent Parties of the following conditions:

(a) Required Parent Shareholder Approval. The Parent Proposals that are submitted to the vote of the shareholders of the Parent at the Parent EGM in accordance with the Proxy Statement and the Parent Memorandum and Articles shall have been approved by the requisite vote of the shareholders of the Parent at the Parent EGM or written resolutions passed by the applicable requisite majority of the shareholders of the Parent in accordance with the Parent’s Memorandum and Articles, applicable Law and the Proxy Statement (the “Required Parent Shareholder Approval”).

(b) Required Company Stockholder Approval. The Company shall have obtained the Required Company Stockholder Approval in accordance with Section 6.7.

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 8.1(d) shall have each been obtained or made.

(e) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(f) Appointment to the Board. The members of the Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 6.11.

(g) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(h) Nasdaq Listing. The Purchaser Class A Common Stock issued as Merger Consideration shall have been approved for listing on Nasdaq, subject to official notice of issuance and, as of immediately following the Closing, the Purchaser shall satisfy any applicable initial and continuing listing requirements of Nasdaq and shall not have received any notice of non-compliance therewith.

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8.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 8.1, the obligations of the Company to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Parent Parties set forth in this Agreement and in any certificate delivered by or on behalf of the Parent Parties pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Parent.

(b) Agreements and Covenants. Each Parent Party shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Parent Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Parent since the date of this Agreement which is continuing and uncured.

(d) Nasdaq Capital Market. At the Acquisition Merger Effective Time, Purchaser shall satisfy the initial listing requirements of Nasdaq and the Purchaser Class A Common Stock shall be listed on Nasdaq.

(e) Closing Deliveries.

(i) Closing Shares. The Sponsor shall have delivered to the Company the Sponsor Closing Shares and any documents requested by the Company to effectuate the transfer and delivery of such shares.

(ii) Ancillary Documents. The Company shall have received copies of the Company Support Agreement, Insider Support Agreement, Registration Rights Agreement and Lock-Up Agreement, each duly executed by the respective Parties thereto and each such Ancillary Document shall be in full force and effect.

(iii) Officer Certificate. Each Parent Party shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.2(a), 8.2(b) and 8.2(c).

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(iv) Secretary Certificate. Each Parent Party shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of such Party’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of such Party’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a Party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Parent Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which such Party is or is required to be a Party or otherwise bound.

(v) Good Standing. Each Parent Party shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for such Party certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of such Party’s jurisdiction of organization and from each other jurisdiction in which such Party is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

8.3 Conditions to Obligations of the Parent Parties. In addition to the conditions specified in Section 8.1, the obligations of the Parent and Purchaser to consummate the Redomestication Merger and of the Purchaser and Merger Sub to consummate the Acquisition Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Parent) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Stockholders’ Agreement. The Company and its stockholders signatory thereto shall have terminated that certain Stockholders’ Agreement dated as of September 17, 2024.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company since the date of this Agreement which is continuing and uncured.

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(e) License Agreement by and between PrimeGen Biotech LLC and PrimeGen US, Inc. dated as of July 14, 2025 (“PG License Agreement”). The PG License Agreement shall be amended to provide that PrimeGen Biotech LLC shall not voluntarily transfer any Licensed Patents (as defined therein) that are then material to the Company to any other Person in a way that materially adversely affects the Company without the Company’s written consent.1

(f) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company since the date of this Agreement which is continuing and uncured.

(g) Closing Deliveries.

(i) Sponsor Closing Payment; Sponsor Closing Shares. The Purchaser shall deliver the Sponsor Closing Payment to Sponsor, and in exchange therefor, the Sponsor shall transfer the Sponsor Closing Shares to the Surviving Corporation or its designee.

(ii) Payment of Parent Transaction Expenses; Sponsor Closing Note. The Purchaser shall pay to the Sponsor the unpaid balance of the Parent Transaction Expenses and, if applicable pursuant to Section 9.3(b), the Purchaser shall execute and deliver the Sponsor Closing Note to the Sponsor.

(iii) Ancillary Documents. The Purchaser shall have received copies of the Company Support Agreement, Insider Support Agreement, Registration Rights Agreement and Lock-Up Agreement, each duly executed by the respective Parties thereto and each such Ancillary Document shall be in full force and effect.

(iv) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.3(a), 8.3(b) and 8.3(c).

(v) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Acquisition Merger Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a Party or bound, and the consummation of the Mergers and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a Party or otherwise bound.

1 This clause (e) remains subject to review/confirmation by Loeb IP.

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(vi) Good Standing. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for the Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization and from each other jurisdiction in which the Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(vii) Certified Charter. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Acquisition Merger Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(viii) Transmittal Documents. The Exchange Agent shall have received from each Company Stockholder the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.

(ix) Resignations. Subject to the requirements of Section 6.19, the Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.

(x) Registered Agent Letter. The Purchaser shall receive a copy of the letter, executed by all Parties thereto, in the agreed form, to the Delaware registered agent of the Company from the client of record of such registered agent instructing it to take instruction from the Purchaser (or its nominees) from Closing.

(xi) Firpta Certificate. The Purchaser shall have received from the Company a duly executed certificate conforming to the requirements of Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the United States Treasury regulations, and a notice to be delivered to the United States Internal Revenue Service as required under Section 1.897-2(h)(2) of the United States Treasury regulations, each dated no more than thirty (30) days prior to the Closing Date and in form and substance reasonably acceptable to the Purchaser.

8.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company or Company Stockholders) or the failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

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ARTICLE IX
TERMINATION AND EXPENSES

9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Parent and the Company;

(b) by written notice by the Parent or the Company if any of the conditions to the Closing set forth in ARTICLE VIII have not been satisfied or waived by October 26, 2026 (the “Outside Date”) (provided, that Parent and the Company may mutually agree to extend the Outside Date by three (3) months if, prior to the Outside Date, Parent shall have obtained the necessary shareholder approval to consummate the Transactions after the Outside Date; provided, however, the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Parent or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Parent, if (i) there has been a material breach by the Parent of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of any Parent Party shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.2(a)or Section 8.2(b)to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Parent or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Parent to the Company, if (i) there has been a material breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement resulting in a Material Adverse Effect on the Company, or if any representation or warranty of the Company shall have become untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or material inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or material inaccuracy is provided to the Company or (B) the Outside Date, and in any event, only if such breach or material inaccuracy has a Material Adverse Effect on the Company; provided, that the Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if at such time the Parent is in material uncured breach of this Agreement;

(f) by written notice by the Parent to the Company, if there shall have been a Material Adverse Effect on the Company following the date of this Agreement which is uncured for at least twenty (20) business days after written notice of such Material Adverse Effect is provided by the Parent to the Company;

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(g) by written notice by either the Parent or the Company to the other, if the Parent EGM is held (including any adjournment or postponement thereof) and has concluded, the Parent’s shareholders have duly voted, and the Required Parent Shareholder Approval was not obtained;

(h) by written notice by the Parent to the Company, if the Required Company Stockholder Approval was not obtained pursuant to the terms of this Agreement;

(i) by the Parent if (i) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing), (ii) the Parent has irrevocably confirmed by written notice to Company that all of the conditions set forth in Section 8.3 have been satisfied (other than conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive any such unsatisfied conditions and that the Parent is ready, willing and able to consummate the Closing, and (iii) Company shall have failed to consummate the Transactions within ten (10) Business Days after such notice; or

(j) by the Company if (i) all of the conditions set forth in Section 8.1 and Section 8.3 have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing), (ii) the Company has irrevocably confirmed by written notice to Parent that all of the conditions set forth in Section 8.2 have been satisfied (other than conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive any such unsatisfied conditions and that the Company is ready, willing and able to consummate the Closing, and (iii) the Parent shall have failed to consummate the Transactions within ten (10) Business Days after such notice.

9.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 9.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 6.4 (Confidential Information), 6.17 (Further Assurances), 9.3 (Fees and Expenses), 10.1 (Waiver of Claims Against Trust), ARTICLE XI (Miscellaneous), ARTICLE XII(Definitions) and this Section 9.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 10.1). Without limiting the foregoing, and except as provided in Section 9.3 and this Section 9.2 (but subject to Section 10.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 11.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 9.1.

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9.3 Fees and Expenses.

(a) Subject to Section 9.3(b) and Section 10.1, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

(b) The Parties agree that immediately after the Closing, the remaining funds in the Trust Account, plus the net proceeds of a Closing PIPE (in connection therewith, the Parties agree to use their commercially reasonable efforts to obtain the Closing PIPE on such terms and for such amount determined by the Company, with the consent of the Parent which shall not be unreasonably withheld, conditioned or delayed), shall first be used to pay (i) the Parent’s accrued but unpaid Expenses directly connected with the Mergers or other transactions contemplated herein with the Company, including the premiums for the D&O Tail Insurance, (ii) the Parent’s deferred cash amounts payable to A.G.P. and deferred advisor fees of the IPO, (iii) any loans owed by the Parent to the Sponsor for any Expenses (including deferred Expenses) directly connected with the Mergers, (iv) any administrative Expenses incurred by or on behalf of the Parent, (v) all Extension Expenses incurred by Parent from the date hereof and continuing until the Closing Date and (vi) any other Liabilities of the Parent as of the Closing, as, to the extent and in the respective amounts not to exceed those set forth on Schedule 9.3, provided that the expenses (including Expenses), fees, payables, loans, Liabilities and other obligations contemplated in provisions (i) through (vi) shall not to exceed in the aggregate, that amount equal to $2,000,000 less the Expense Advancement (if and to the extent it is paid as required by Section 6.23) (collectively, the “Parent Transaction Expenses”). Such Parent Transaction Expenses will be paid in cash at the Closing, unless otherwise agreed to by the Company. Any remaining cash will be used, first, for payment of the Company Transaction Expenses and, any remaining cash will be used for working capital and general corporate purposes of the Surviving Corporation. In the event that, following the Redemption, the Purchaser does not have sufficient funds remaining in the Trust Account and/or from any Closing PIPE or other source to pay the full balance of the Parent Transaction Expenses at the Closing, the Purchaser shall, at the Closing, deliver a promissory note to the Sponsor in the principal amount of such unpaid balance of the Parent Transaction Expenses, which promissory note shall be in the form annexed hereto as Exhibit I (the “Sponsor Closing Note”).

(c) The Company shall pay all filing fees that are to be paid by and/or on behalf of the Parent relating to any pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Fees”); and the Parent and the Company each shall pay one-half of any filing fees under any other applicable Antitrust Laws (“Antitrust Expenses.)

ARTICLE X
WAIVERS AND RELEASES

10.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company hereby represents and warrants that it has read the IPO Prospectus and understands that Parent has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Parent’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s public shareholders (including overallotment shares acquired by Parent’s underwriters) (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, Parent may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their Parent Ordinary Shares in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Parent’s Organizational Documents to extend Parent’s deadline to consummate a Business Combination, (b) to the Public Shareholders if the Parent fails to consummate a Business Combination within fifteen (15) months unless the Parent extends the period of time to consummate a Business Combination in accordance with Parent’s Organizational Documents, after the closing of the IPO, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes, and (d) to Parent after or concurrently with the consummation of a Business Combination. For and in consideration of Parent entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Parent or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Parent or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent and its Affiliates to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or any of its Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Parent or its Representatives, the Company hereby acknowledges and agrees that it and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behaves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or any of its Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, Parent and its Representatives, as applicable, shall be entitled to recover from the Company and its Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Parent or its Representatives, as applicable, prevails in such Action. This Section 10.1 shall survive termination of this Agreement for any reason and continue indefinitely.

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ARTICLE XI
MISCELLANEOUS

11.1 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parent, the Purchaser, Merger Sub or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.2 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Parent, Purchaser or Merger Sub at or prior to the Closing, to:

DT Cloud Star Acquisition Corporation
Floors 1 through 3, 175 Pearl Street

Brooklyn, New York 11201
Attn: Sam Zheng Sun
E-mail: sam.sun@infinity-star.com

with a copy (which will not constitute notice) to: Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Attn: Lawrence Venick, Esq. E-mail: lvenick@loeb.com

If to the Company or the Purchaser on or after the Closing, to: PrimeGen US, Inc. 2917 Daimler Street Santa Ana, CA 92705 Attn: Daniel Chiu E-mail: dchiu@primegenus.com	with a copy (which will not constitute notice) to: Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Attn: Marc Ross, Esq. E-mail: mross@srf.law

11.3 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parent and the Company, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

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11.4 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 6.19, which the Parties acknowledge and agree are express third Party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

11.5 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any federal and state court of New York, New York. The Parties, by this Agreement, (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party, and (b) agree not to commence any Action relating thereto except in the courts described above in New York, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described in this Agreement. Each of the Parties further agrees that notice as provided in this Agreement shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties, by this Agreement, irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described in this Agreement for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

11.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6. EACH OF THE PARTIES ACKNOWLEDGE THAT EACH HAS BEEN REPRESENTED IN CONNECTION WITH THE SIGNING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL SELECTED BY THE RESPECTIVE PARTY AND THAT SUCH PARTY HAS DISCUSSED THE LEGAL CONSEQUENCES AND IMPORT OF THIS WAIVER WITH LEGAL COUNSEL. EACH OF THE PARTIES FURTHER ACKNOWLEDGE THAT EACH HAS READ AND UNDERSTANDS THE MEANING OF THIS WAIVER AND GRANTS THIS WAIVER KNOWINGLY, VOLUNTARILY, WITHOUT DURESS AND ONLY AFTER CONSIDERATION OF THE CONSEQUENCES OF THIS WAIVER WITH LEGAL COUNSEL.

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11.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

11.8 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that no recourse under this Agreement or under any Ancillary Documents shall be had against any Person that is not a Party to this Agreement (including pursuant to a Joinder) or such Ancillary Document, including any past, present or future director, officer, agent, employee, equityholder or other Representative or any Affiliate or successor or assignee thereof that is not a Party (collectively, the “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligation or liability of a Party under this Agreement or Person Party to such Ancillary Document under any Ancillary Document for any claim based on, in respect of or by reason of such obligations or liabilities or their creation.

11.9 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

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11.10 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Parent and the Company.

11.11 Waiver. The Parent and the Company (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

11.12 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

11.13 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (i) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (j) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Parent its stockholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Parent or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Parent and its Representatives and the Parent and its Representatives have been given access to the electronic folders containing such information.

11.14 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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ARTICLE XII
DEFINITIONS

12.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, challenge, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, the Sponsor shall be deemed to be an Affiliate or the Parent prior to the Closing.

“Ancillary Documents” means the Company Support Agreement, the Insider Support Agreement, the Lock-Up Agreement, the Registration Rights Agreement, the Non-Redemption Warrants, the Equity Incentive Plan, and each other agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Applicable Taxes” means “Applicable Taxes” as defined in IRS Notice 2020-65 (and any corresponding Taxes under comparable state or local tax applicable Laws).

“Applicable Wages” means “Applicable Wages” as defined in IRS Notice 2020-65 (and any corresponding wages under comparable state or local tax applicable Laws).

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Closing PIPE” means a private placement of equity securities of Parent (or the Surviving Corporation, as the case may be) in a closing of the purchase and sale of such securities on the Closing Date to “accredited investors” or “qualified institutional buyers” as defined, respectively, in Rule 501(a) and Rule 144A(a) under the Securities Act.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Bylaws” means the by-laws of the Company prior to the Acquisition Merger Effective Time.

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Acquisition Merger Effective Time.

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“Company Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company.

“Company Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and Class B Common Stock.

“Company Convertible Securities” means, collectively, the Company Stock Options and the Company Warrants.

“Company Securities” means, collectively, the Company Common Stock and the Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stockholders” means, collectively, the holders of Company Common Stock.

“Company Stock Options” means options to purchase shares of Company Class A Common Stock issued by the Company as compensation and outstanding as of the date hereof.

“Company Transaction Expenses” means all fees, Expenses and Liabilities of the Company incurred, deferred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of the Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of the Company at or after the Closing pursuant to any agreement to which the Company is a Party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on the Company in connection with the Mergers or the other transactions contemplated by this Agreement.

“Company Warrants” means warrants to purchase shares of Company Class A Common Stock issued by the Company and outstanding as of the date hereof as set forth in the Company Disclosure Schedules.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

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“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means all rights in copyrights, other rights in any works of authorship of any type and mask works, in all forms, media or medium, now known or hereinafter developed, and whether or not completed, published, or used, including all drafts, plans, sketches, artwork, layouts, copy, designs, photographs, illustrations, collections, serials, printed or graphic matter, slides, compilations, serials, promotions, audio or visual recordings, transcriptions, Software, and all derivative works, translations, adaptations and combinations of any of the foregoing, all registrations and applications therefor and all extensions, restorations, and renewals of any of the foregoing, all worldwide rights and priorities afforded under any Law with respect to any of the foregoing, and all termination rights, moral rights, author rights and all other rights associated therewith.

“Corporate Advisor” means CTM Advisory Limited, the corporate advisor to the Company in connection with the Mergers.

“Corporate Advisor Shares” means that number of shares of Purchaser Class A Common Stock to be issued to the Corporate Advisor pursuant to that certain Engagement Letter dated as of January 13, 2025, by and between the Company and CTM Advisory Limited, as may be amended, modified or supplemented.

“Data Protection Laws” means all applicable Laws in any applicable jurisdiction relating to the Processing, privacy, security, or protection of Personal Information, and all regulations or guidance issued thereunder.

“Databases” means all compilations of data, the selection and arrangement of that data, and all related documentation, including documentation regarding the procedures used in connection with the selection, collection, arrangement, processing and distribution of data contained therein to the extent they exist, together with documentation regarding the attributes of the data contained therein or the relationships among such data and documentation regarding data structures and formats, and file structures and formats, whether registered or unregistered, and any registrations or applications for registration therefor.

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“Delaware Parent Rights” means the Parent Rights after giving effect to the Redomestication Merger.

“Disclosure Schedules” means collectively, the Parent Party Disclosure Schedules and the Company Disclosure Schedules.

“Dissenting Shares” means any shares of Company Common Stock for which a Company Stockholder has exercised appraisal rights pursuant to Section 262 of the DGCL.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto, extension fees and payments with respect to the extension of the Parent’s life and all other matters related to the consummation of this Agreement.

“FDA” means the United States Food and Drug Administration.

“Financial Advisor” means A.G.P./Alliance Global Partners, LLC, the financial advisor to the Company in connection with the Mergers.

“Financial Advisor Shares” means those shares of Purchaser Class A Common Stock pursuant to, that certain M&A Advisory Agreement dated as of February 12, 2025 by and between the Company and A.G.P./Alliance Global Partners, as may be amended, modified or supplemented.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, multinational, supra-national, quasi-governmental regulatory or administrative body, instrumentality, department or agency or any court, tribunal, board, office, administrative hearing body, arbitration panel, commission, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, or other similar dispute-resolving panel or body, including any Regulatory Authority.

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“Healthcare Laws” means all applicable Laws and Orders applicable to the research, development, testing, production, manufacture, pricing, marketing, promotion, sale, distribution, coverage or reimbursement any Company products, including: (a) the Federal Food, Drug and Cosmetic Act (“FDCA”) (21 U.S.C. §301) and FDA implementing regulations; (b) any comparable foreign Laws for the foregoing; (c) all applicable laws governing the protection of human subjects participating in research or clinical trials of medical products; (d) the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)) (“AKS”) and the regulations promulgated thereunder, the Federal Health Care Fraud law (18 U.S.C. §1347), the Federal Civil Monetary Penalties Law (42 U.S.C. §1320a-7(a)), the Physician Payments Sunshine Act (42 U.S.C. §1320a-7(h)), the Exclusion Law (42 U.S.C. §1320a-7), the Criminal False Statements Law (42 U.S.C. §1320a-7b(a), Stark Law (42 U.S.C. §1395nn), the Federal False Claims Act (31 U.S.C. §§3729 et seq. 42 U.S.C. §1320a-7b(a)), HIPAA, and any comparable state or local Laws; (e) the applicable requirements of Medicare, Medicaid and other Governmental Authority healthcare programs, including the Veterans Health Administration and U.S. Department of Defense healthcare and contracting programs, and the analogous laws of any federal, state, local, or foreign jurisdiction applicable to the Company; (f) the Federal Trade Commission Act, (g) all applicable Laws governing the privacy, security, integrity, accuracy, transmission, storage, or other protection of health information; (h) applicable state licensing, disclosure and transparency reporting requirements, and (i) any other country in which the Company Products are tested, manufactured, marketed or distributed, or in which country the Company does business, which Laws are similar, analogous, or comparable to any item set forth in Clauses (a) through (h) above.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and any rules or regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the Ordinary Course of Business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Insider Letter Agreements” means the letter agreements dated July 24, 2024 to the Parent from the Sponsor and other Parties, as filed as Exhibits 10.2 and 10.3 to the Current Report on Form 8-K filed by the Parent with the SEC on July 26, 2024.

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“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual and industrial property, whether or not registered, unregistered or registrable, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any and all domain name registrations, (and URLs, including all MX records associated with the same), web sites and web addresses, social media accounts and identifiers (including usernames, handles, hashtags and account names) and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of Parent Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Parent, dated as of July 24, 2024, and filed with the SEC on July 26, 2024 (File No. 333- 278982).

“IPO Underwriters” means A.G.P./Alliance Global Partners, LLC.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Key Management Members” means Stem Med Scientific, Inc.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of the Company, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

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“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a Party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster, pandemics, epidemics, or other force majeure events; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) any change, effect, or development arising from the Company’s investments in research and development, initiation, termination or continuation of clinical trials or other studies, or regulatory submissions, or introduction of new products including exosome-based products and (vii) with respect to the Parent, the consummation and effects of the Redemption (or any redemption in connection with any Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Parent, the amount of the Redemption (or any redemption in connection with any Extension, if any) or the failure to obtain the Required Parent Shareholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Parent.

“Merger Sub Common Stock” means the common stock, par value $0.00001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

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“Ordinary Course of Business” means (i) with regard to Company conducting its business in a manner consistent with its current business plan and strategic objectives, as may be updated in good faith by the Company’s board of directors to reflect the Company’s growth operations and market opportunities and (ii) with regard to Parent, the normal and customary business activities of a special purpose acquisition company.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended, not including any stockholders’ agreements.

“Patents” means all (a) U.S. and foreign patents (including certificates of invention, supplementary protection certificates and other patent equivalents), utility models, design, and applications for any of the foregoing, including provisional applications, and all patents of addition, improvement patents, continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, confirmations, substitutions, counterparts, validations and extensions thereof or related thereto, and all applications or counterparts in any jurisdiction pertaining to any of the foregoing, including applications filed pursuant to any international patent law treaty, (b) inventions, discoveries, improvements, idea submissions and invention disclosures, and (c) other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventors’ certificates, petty patents and innovation patents), together with all worldwide rights and priorities afforded under any Law with respect to any of the foregoing and whether or not any such applications are amended, modified, withdrawn, or refiled.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-Party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves in accordance with GAAP have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the Ordinary Course of Business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the Ordinary Course of Business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

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“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to the number of shares of Company Common Stock owned by such Company Stockholder, divided by the total number of shares of Company Common Stock owned by all Company Stockholders immediately prior to the Acquisition Merger Effective Time.

“Public Shares” means the Parent Ordinary Shares held by the Public Shareholders.

“Parent Memorandum and Articles” means the amended and restated memorandum and articles of association of the Parent.

“Purchaser Class A Common Stock” means the shares of Class A Common Stock, $0.00001 par value per share, of the Purchaser.

“Purchaser Class B Common Stock” means the shares of Class B Common Stock, $0.00001 par value per share, of the Purchaser.

“Purchaser Common Stock” means Purchaser Class A Common Stock and Purchaser Class B Common Stock.

“Parent Ordinary Shares” means the ordinary shares of par value $0.0001 per share, of the Parent.

“Parent Private Rights” means the rights included as part of each Parent Private Unit, each right entitling the holder thereof to receive one-ninth (1/9) of one (1) Parent Ordinary Share upon consummation of the Parent’s initial business combination.

“Parent Private Units” means the units issued by Parent in a private placement to its initial shareholders at the time of the consummation of the IPO consisting of one Purchaser Ordinary Share and one Parent Private Right.

“Parent Public Rights” means the rights that were included as part of the Parent Public Units in the IPO, each right entitling the holder thereof to receive one-ninth (1/9) of one (1) Purchaser Ordinary Share upon consummation of the Purchaser’s initial business combination.

“Parent Public Units” means the units issued in the IPO (including overallotment units acquired by Parent’s underwriters) consisting of one (1) Parent Ordinary Share and one Parent Right.

“Parent Recommendation” means the recommendation by the board of directors of the Parent to the Parent shareholders that the Parent shareholders entitled to vote approve this Agreement and the related transactions.

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“Parent Rights” means Parent Private Rights and Parent Public Rights, collectively.

“Parent Securities” means the Parent Units, Parent Ordinary Shares, the Purchaser Common Stock and the Parent Rights, collectively.

“Parent Units” means Parent Private Units and Parent Public Units, collectively.

“Redemption Price” means an amount equal to the price at which each share of Parent Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Regulatory Authority” means the Federal Communications Commission.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including the Financial Advisor, the Corporate Advisor, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Stockholder who (i) is a director or Key Management Member or (ii) owns ten percent (10%) or more of the issued and outstanding shares of the Company.

“Software” means any computer software, programs, and Databases and data collections (including development tools, library functions, and compilers) in any form, including in or as Internet Web sites, web content, links, source code, object code, operating systems, Database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, together with all versions, updates, corrections, enhancements and modifications thereof, and all related specifications, documentation, developer notes, comments, and annotations.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

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“Sponsor” means DT Cloud Star Management Limited, a British Virgin Islands company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which the Company owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement (excluding commercial agreements entered into in the Ordinary Course of Business the primary purpose of which is not the sharing of Taxes) with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions (whether or not reduced to practice), modifications, extensions, improvements, technology, Databases and Software and other proprietary rights, in each case whether or not patentable or copyrightable (including proprietary or confidential information, systems, practices, algorithms, formulae, knowledge, results, protocols, models, drawings, materials, technical data or information, and other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing) together with any and all notes, analysis, compilations, lab reports, notebooks, invention disclosures, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, including all copies and tangible embodiments of any of the foregoing in whatever form or medium.

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, source identifiers, slogans or corporate names, whether registered or unregistered, including all common law rights thereto, and all applications and registrations therefor, and all goodwill associated with any of the foregoing or the business connected with the use of and symbolized by the foregoing.

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“Trust Account” means the trust account established by Parent with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of July 24, 2024, as it may be amended, by and between the Parent and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Wilmington Trust, National Association, in its capacity as trustee under the Trust Agreement.

12.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms3:

Accounts Receivable	4.7(e)	Converted Company Warrant	2.1(a)(ii)
Acquisition Merger Effective Time	1.2	D&O Indemnified Persons	5.19(a)
Acquisition Proposal	5.12(a)	D&O Tail Insurance	5.19(b)
Agreement	Preamble	DGCL	Recitals
Alternative Transaction	5.12(a)	Domestication	Recitals
Antitrust Expenses	8.3(c)	Enforceability Exceptions	3.2
Antitrust Laws	5.9(b)	Equity Incentive Plan	5.5(a)
Balance Sheet Date	4.7(a)	Exchange Agent	1.13(a)
Business Combination	9.1	Expense Advancement Schedule	5.23
Cayman Companies Act	Recitals	Extension	5.2(a)
Certificate of Discontinuance	Recitals	Federal Securities Laws	5.7
Certificate of Merger	1.2	HSR Fees	8.3(c)
Closing	2.1	Insider Support Agreement	Recitals
Closing Date	2.1	Insiders	Recitals
Closing Filing	5.16(b)	Interim Period	5.3(a)
Closing Press Release	5.16(b)	Letter of Transmittal	1.15(a)
Company	Preamble	Loeb	5.16(b)
Company Benefit Plan	4.19(a)	Mergers	Recitals
Company Disclosure Schedules	Article IV	Merger Intended Tax Treatment	1.4
Company Financials	4.7(a)	Merger Sub	Preamble
Company IP	4.13(d)	OFAC	3.19(c)
Company IP Licenses	4.13(a)	Off-the-Shelf Software	4.13(a)
Company Material Contract	4.12(a)	Ordinary Course of Business	5.1(a)
Company Permits	4.10	Outbound IP License	4.13(c)
Company Personal Property Leases	4.16	Outside Date	8.1(b)
Company Real Property Leases	4.15	Parties	Preamble
Company Registered IP	4.13(a)	Party	Preamble
Company Support Agreement	Recitals	Proxy Statement	5.5(a)
Confidentiality Agreement	5.4	Public Certifications	3.6(a)
Converted Company Option	2.1(a)(iii)	Public Shareholders	9.1

3 Glossary Section references to be updated.

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Purchase Transaction Expenses	8.3(b)	Redomestication Merger Intended Tax Treatment	1.7(b)
Purchaser	Preamble	Related Person	4.20
Purchaser Delaware Certificate of Incorporation	Recitals	Released Claims	9.1
Parent Party Disclosure Schedules	Article III	Required Company Stockholder Approval	5.7
Parent EGM	5.5(a)	Required Parent Shareholder Approval	7.1(a)
Parent Financials	3.6(b)	SEC Reports	3.6(a)
Parent Material Contract	3.13(a)	SEC SPAC Accounting Changes	3.6(a)
Purchaser Shareholder Approval Matters	5.5(a)	Section 409A Plan	4.20(k)
Recourse Parties	10.8	Signing Filing	5.16(b)
Redemption	5.5(a)	Signing Press Release	5.16(b)
Registrar	Recitals	Sponsor Closing Payment	5.22(a)
Registration Rights Agreement	5.21	Sponsor Closing Shares	5.22(a)
Registration Statement	5.5(a)	SRFC	5.16(b)
Redomestication Merger	1.7	Surviving Corporation	1.1
Redomestication Merger Effective Time	2.1	Surviving Corporation Board	5.11(a)
		Transmittal Documents	1.13(b)

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Parent:

DT CLOUD STAR ACQUISITION CORPORATION

By:	/s/ Sam Zheng Sun
Name:	Sam Zheng Sun
Title:	Chief Executive Officer

The Purchaser

DTSQ PURCHASER INC.

By:	/s/ Sam Zheng Sun
Name:	Sam Zheng Sun
Title:	President

Merger Sub:

DTSQ MERGER SUB INC.

By:	/s/ Sam Zheng Sun
Name:	Sam Zheng Sun
Title:	President

The Company:

PRIMEGEN US, INC.

By:	/s/ Daniel Chiu
Name:	Daniel Chiu
Title:	Chairman

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Annex B

Form of Certificate of Merger

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Annex C

Form of Pubco Certificate of Incorporation

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Annex D

Form of Pubco Bylaws

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Annex E

FINAL

INSIDER SUPPORT AGREEMENT

This INSIDER SUPPORT AGREEMENT, dated as of February 2, 2026 (this “Support Agreement”), is entered into by and among the persons listed on Exhibit A hereto (each, a “Supporter), DT Cloud Star Acquisition Corporation, a Cayman Islands exempted company (“Parent”), DTSQ PURCHASER INC., a Delaware corporation and a wholly owned subsidiary of the Parent (“Purchaser”), DTSQ Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), and PrimeGen US, Inc., a Delaware corporation (the “Company). Parent, Purchaser and Merger Sub are collectively referred to herein as the “Parent Parties.” Capitalized terms used but not defined in this Support Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, Parent Parties and the Company are parties to that certain Business Combination Agreement, dated as of the date hereof, as amended, modified or supplemented from time to time (the “Merger Agreement”);

WHEREAS, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Companies Act of the Cayman Islands (as revised) (the “Cayman Islands Companies Law”) and the Delaware General Corporation Law (“DGCL”), the Parties desire and intend to effect a business combination transaction whereby: (i) prior to the consummation of the Merger (as defined below), the Parent shall merge with and into the Purchaser, in which the Purchaser will be the surviving entity, and (ii) Merger Sub shall merge with and into the Company, with the Company continuing as the surviving entity and wholly-owned subsidiary of the Purchaser (the “Merger”), as a result of which all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for the Company Stockholders to receive their Pro Rata Shares (as defined in the Merger Agreement) of the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as of the date hereof, each Supporter owns the number of ordinary shares, par value $0.0001 (including ordinary shares underlying other securities), of Parent set forth on Exhibit A (all such shares, or any successor or additional shares of Parent of which ownership of record or the power to vote is hereafter acquired by such Supporter prior to the termination of this Support Agreement, being referred to herein as the “Supporter Shares”); and

WHEREAS, in order to induce the Company to enter into the Merger Agreement, each Supporter is executing and delivering this Support Agreement to the Company.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting Agreements. Each Supporter, in such Supporter’s capacity as a shareholder of Parent, irrevocably agrees that, during the term of this Support Agreement, at the Parent Extraordinary General Meeting to be called and held in connection with the transactions contemplated by the Merger Agreement (the “Transactions”), or at any other meeting of Parent’s shareholders called and held for such purpose (whether ordinary or extraordinary and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), and in connection with any written consent of Parent’s shareholders related to the transactions contemplated by the Merger Agreement (the Parent Extraordinary General Meeting and all other meetings or consents related to the Merger Agreement, collectively referred to herein as the “Meeting”), such Supporter shall:

(a) when the Meeting is held, appear at the Meeting or otherwise cause the Supporter Shares owned by such Supporter to be counted as present thereat for the purpose of establishing a quorum;

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(b) vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Supporter Shares owned by such Supporter in favor of each of the Parent Proposals; and

(c) vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Supporter Shares owned by such Supporter against any other action that would reasonably be expected to (x) impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of Parent under the Merger Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Supporter contained in this Support Agreement.

2. Restrictions on Transfer. Each Supporter agrees that, during the term of this Support Agreement, such Supporter shall not sell, assign or otherwise transfer any of the Supporter Shares owned by such Supporter unless the buyer, assignee or transferee thereof executes a joinder agreement to this Support Agreement in a form reasonably acceptable to the Company. Purchaser shall not register any sale, assignment or transfer of the Supporter Shares on Parent’s transfer (book entry or otherwise) that is not in compliance with this Section 2.

3. Waiver of Anti-Dilution Protection. Each Supporter hereby waives, forfeits, surrenders and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, any anti-dilution protection (if any) pursuant to the Organizational Documents of Parent Parties in connection with the Transactions. Each Supporter acknowledges and agrees that (i) this Section 3 shall constitute written consent waiving, forfeiting and surrendering any anti-dilution protection pursuant to the Organizational Documents of Parent Parties in connection with the Transactions; and (ii) such waiver, forfeiture and surrender granted hereunder shall only terminate upon the termination of this Support Agreement.

4. No Redemption. Each Supporter irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Support Agreement, such Supporter shall not elect to cause Parent to redeem any Supporter Shares now or at any time legally or beneficially owned by such Supporter or submit or surrender any of its Supporter Shares for redemption, in connection with the Transactions or otherwise.

5. New Securities. During the term of this Support Agreement, in the event that, (a) any Parent Ordinary Shares or other equity securities of Parent are issued to a Supporter after the date of this Support Agreement pursuant to the Reincorporation and any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Parent securities owned by the Supporter, (b) a Supporter purchases or otherwise acquires beneficial ownership of any Parent Ordinary Shares or other equity securities of Parent after the date of this Support Agreement, or (c) a Supporter acquires the right to vote or share in the voting of any Parent Ordinary Shares or other equity securities of Parent after the date of this Support Agreement (such Parent Ordinary Shares or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by such Supporter shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Supporter Shares as of the date hereof.

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6. No Challenge. Each Supporter agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent Parties, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

7. Consent to Disclosure. Each Supporter hereby consents to the publication and disclosure in the Form S-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Parent Parties or the Company to any Governmental Authority or to securityholders of Parent Parties or the Company) of such Supporter’s identity and beneficial ownership of Supporter Shares and the nature of such Supporter’s commitments, arrangements and understandings under and relating to this Support Agreement and, if deemed appropriate by Parent Parties or the Company, a copy of this Support Agreement. Each Supporter will promptly provide any information reasonably requested by Parent Parties or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC). Each Supporter shall not issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company and Parent Parties.

9. Fees; Loan Repayments. None of the Supporters nor any affiliate of any Supporter, nor any director or officer of Parent, shall receive from Parent any finder’s fee, reimbursement, consulting fee, non-cash payments, monies in respect of any repayment of a loan or other compensation prior to the Merger.

10. Supporter Representations. Each Supporter represents and warrants to Parent Parties and the Company, as of the date hereof, that:

(a) such Supporter has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

(b) such Supporter has full right and power, without violating any agreement to which such Supporter is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Support Agreement;

(c) (i) if such Supporter is not an individual, then such Supporter is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Supporter’s organizational powers and have been duly authorized by all necessary organizational actions on the part of such Supporter and (ii) if such Supporter is an individual, then the signature on this Support Agreement is genuine, and such Supporter has legal competence and capacity to execute the same;

(d) this Support Agreement has been duly executed and delivered by such Supporter and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Supporter, enforceable against such Supporter in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

(e) the execution and delivery of this Support Agreement by such Supporter does not, and the performance by such Supporter of such Supporter’s obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Supporter, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Supporter of such Supporter’s obligations under this Support Agreement;

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(f) there are no Actions pending against such Supporter or, to the knowledge of such Supporter, threatened against such Supporter, before (or, in the case of threatened Actions, that would be before) any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Supporter of such Supporter’s obligations under this Support Agreement;

(g) no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by such Supporter or, to the knowledge of such Supporter, by Parent Parties;

(h) such Supporter has had the opportunity to read the Merger Agreement and this Support Agreement and has had the opportunity to consult with such Supporter’s tax and legal advisors;

(i) such Supporter has not entered into, and shall not enter into, any agreement that would prevent such Supporter from performing any of such Supporter’s obligations hereunder;

(j) such Supporter has good title to the Supporter Shares opposite such Supporter’s name on Exhibit A, free and clear of any Liens other than Permitted Liens, and such Supporter has the sole power to vote or cause to be voted such Supporter Shares; and

(k) the Supporter Shares set forth opposite such Supporter’s name on Exhibit A are the only Supporter Shares owned of record or beneficially owned by such Supporter as of the date hereof, and none of such Supporter Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Supporter Shares that is inconsistent with such Supporter’s obligations pursuant to this Support Agreement.

11. Damages; Remedies. Each Supporter hereby agrees and acknowledges that (a) Parent Parties and the Company would be irreparably injured in the event of a breach by such Supporter of such Supporter’s obligations under this Support Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach, without the requirement to post any bond or other security or to prove that money damages would be inadequate. Each of the parties further waives (x) any defense in any action for specific performance that a remedy at law would be adequate and (y) any requirement to post security or a bond as prerequisite to obtaining equitable relief.

12. Entire Agreement; Amendment. This Support Agreement, the Merger Agreement, and any other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

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13. Assignment. No party hereto may, except in accordance with Section 2, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on each Supporter, Parent Parties and the Company and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

14. Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

15. Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

16. Governing Law; Jurisdiction; Jury Trial Waiver. Section 11.5 (Governing Law; Jurisdiction), Section 11.6 (Waiver of Jury Trial), and Section 11.7 (Specific Performance) of the Merger Agreement are incorporated by reference herein to apply with full force to any disputes arising under this Support Agreement mutatis mutandis.

17. Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.2 (Notices) of the Merger Agreement (which section is incorporated herein mutatis mutandis) to the applicable party, with respect to the Company and Parent Parties, at the respective addresses set forth in Section 11.2 of the Merger Agreement, and, with respect to Supporter, to the Parent at such address.

18. Termination. This Support Agreement shall commence on the date hereof and shall terminate on the earliest of (i) the mutual written consent of Parent Parties, the Company and the Supporter, (ii) the Closing (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Closing), or (iii) the termination of the Merger Agreement in accordance with its terms. No such termination shall relieve each Supporter, Parent Parties or the Company from any liability resulting from a breach of this Support Agreement occurring prior to such termination. Notwithstanding anything to the contrary herein, the provisions of this Section 18 shall survive the termination of this Support Agreement.

19. Adjustment for Stock Split. If, and as often as, there are any changes in the Supporter Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to each Supporter, Parent Parties, the Company, and the Supporter Shares as so changed.

20. Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

COMPANY:

PRIMEGEN US, INC.

By:
Name:	Daniel Chiu
Title:	Chairman

PARENT:

DT CLOUD STAR ACQUISITION CORP.

By:
Name:	Sam Zheng Sun
Title:	Chief Executive Officer

PURCHASER:

DTSQ PURCHASER INC.

By:
Name:	Sam Zheng Sun
Title:	President

MERGER SUB:

DTSQ MERGER SUB INC.

By:
Name:	Sam Zheng Sun
Title:	President

[Signature Page to Insider Support Agreement]

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IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

SUPPORTER

DT Cloud Star Management Limited

By:
Name:	Guojian Chen, Director
Title:	Director

[Signature Page to Insider Support Agreement]

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SUPPORTERS

By:
Name:	Kenneth Lam

By:
Name:	Jiayi Liang

By:
Name:	Shaoke Li

By:
Name:	Longjiao Li

By:
Name:	Chi Zhang

By:
Name:	Sam Zheng Sun

By:
Name:	Xunyong Zhou

[Signature Page to Insider Support Agreement]

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Exhibit A

SUPPORTERS

Supporter	Class & Number of Shares
DT Cloud Star Management Limited	1,725,000 ordinary shares

Kenneth Lam	0

Jiayi Liang	0

Shaoke Li	0

Longjiao Li	0

Chi Zhang	0

Sam Zheng Sun	0

Xunyong Zhou	0

E-9

Annex F

FINAL

COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT, dated as of February 2, 2026 (this “Support Agreement”), is entered into by and among PrimeGen US, Inc., a Delaware corporation (the “Company”), DT Cloud Star Acquisition Corporation, a Cayman Islands exempted company (“Parent”), DTSQ PURCHASER INC., a Delaware corporation and a wholly owned subsidiary of the Parent (“Purchaser”), DTSQ Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), and the Significant Company Holders, as set forth on Exhibit A attached hereto. Parent, Purchaser and Merger Sub are collectively referred to herein as the “Parent Parties.” Capitalized terms used but not defined in this Support Agreement shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

WHEREAS, Parent Parties and the Company are parties to that certain Business Combination Agreement, dated as of the date hereof, as amended, modified or supplemented from time to time (the “Business Combination Agreement”);

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the Companies Act of the Cayman Islands (as revised) (the “Cayman Islands Companies Law”) and the Delaware General Corporation Law (“DGCL”), the Parties desire and intend to effect a business combination transaction whereby: (i) prior to the consummation of the Merger (as defined below), the Parent shall merge with and into the Purchaser, in which the Purchaser will be the surviving entity, and (ii) Merger Sub shall merge with and into the Company, with the Company continuing as the surviving entity and wholly-owned subsidiary of the Purchaser (the “Merger”), as a result of which all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for the Company Stockholders to receive their Pro Rata Shares (as defined in the Business Combination Agreement) of the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as of the date hereof, the Significant Company Holders own and control, on a fully diluted basis, 87.40% of the total issued and outstanding shares of capital stock of the Company (all such shares, or any successor or additional shares of the Company of which ownership of record or the power to vote is hereafter acquired by any Significant Company Holder prior to the termination of this Support Agreement being referred to herein as the “Shares”); and

WHEREAS, in order to induce the Parent Parties to enter into the Business Combination Agreement, the Significant Company Holders are executing and delivering this Support Agreement to Parent Parties.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Support Agreements. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time, and (b) such date and time as the Business Combination Agreement shall be terminated in accordance its terms (whichever earlier, the “Expiration Time”), each Significant Company Holder irrevocably agrees that, at any meeting of the Company’s stockholders related to the transactions contemplated by the Business Combination Agreement (the “Transactions”) (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and/or in connection with any written consent of the stockholders of the Company related to the Transactions (all meetings or consents related to the Business Combination Agreement, collectively referred to herein as the “Meeting”), such Significant Company Holder shall:

(a) when the Meeting is held, appear at the Meeting or otherwise cause its Shares to be counted as present thereat for the purpose of establishing a quorum;

F-1

(b) vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its Shares in favor of each of the Parent Proposals;

(c) vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its Shares in favor of, a proposal to terminate the Existing Stockholders Agreement (as defined below) ; and

(d) vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its Shares against any other action that would reasonably be expected to (x) impede, interfere with, delay, postpone or adversely affect the Merger or any of the other Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of any Significant Company Holder contained in this Support Agreement.

2. Existing Stockholders Agreement. To the extent any provision of this Support Agreement conflicts with any provision that certain Stockholders Agreement of the Company, dated as of September 17, 2024 (as may be amended, supplemented or otherwise modified from time to time (the “Existing Stockholders Agreement”), the provisions of this Support Agreement shall prevail with respect to the subject matter hereof. The Company hereby consents to each Significant Company Holder entering into this Support Agreement and performing the covenants and obligations hereunder, including the voting commitments set forth herein, and waives any provisions in the Existing Stockholders Agreement that would prohibit, restrict, or conflict with any Significant Company Holder’s execution, delivery, or performance of this Support Agreement. Notwithstanding anything to the contrary herein, this Support Agreement shall not affect or limit any rights or obligations of a Significant Company Holder under the Existing Stockholders Agreement that do not conflict with the Significant Company Holder’s obligations hereunder, including without limitation, governance provisions not related to the Transactions prior to the Meeting.

3. Restrictions on Transfer. Until the Expiration Time, each Significant Company Holder agrees that it shall not sell, assign or otherwise transfer any of its Shares unless the buyer, assignee or transferee thereof executes a joinder agreement to this Support Agreement in a form reasonably acceptable to Parent Parties. The Company shall not register any sale, assignment or transfer of any Shares on the Company’s stock ledger (book entry or otherwise) that is not in compliance with this Section 3.

4. New Securities. During the period commencing on the date hereof and ending on the Expiration Time, in the event that, (a) any Company Class A Common Stock, Company Class B Common Stock (together, “Company Stock”) or other equity securities of Company are issued to any Significant Company Holder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Company securities owned by any Significant Company Holder, (b) any Significant Company Holder purchases or otherwise acquires ownership of any Company Stock or other equity securities of Company after the date of this Support Agreement, or (c) any Significant Company Holder acquires the right to vote or share in the voting of any Company Stock or other equity securities of Company after the date of this Support Agreement (such Company Stock or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by any Significant Company Holder shall be subject to the terms of this Support Agreement to the same extent as if they constituted Shares as of the date hereof.

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5. No Challenge. Each Significant Company Holder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Parent Parties, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or the Business Combination Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

6. Waiver. Each Significant Company Holder hereby irrevocably and unconditionally (i) waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Business Combination Agreement and the consummation by the parties of the transactions contemplated thereby, including the Merger, that such Significant Company Holder may have under applicable law, and (ii) waives its right to any payments upon liquidation of the Company that may be provided for in the Company’s and/or Merger Sub’s Organizational Documents.

7. Consent to Disclosure. Each Company Significant Holder hereby consents to the publication and disclosure in the Form S-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities laws or the SEC or any other securities authorities, any other documents or communications provided by Parent Parties or the Company to any Governmental Authority or to securityholders of Parent Parties) of such Significant Company Holder’s identity and beneficial ownership of Shares and the nature of such Significant Company Holder’s commitments, arrangements and understandings under and relating to this Support Agreement and, if deemed appropriate by Parent Parties or the Company, a copy of this Support Agreement. Each Significant Company Holder will promptly provide any information reasonably requested by Parent Parties or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

8. Significant Company Holders Representations: Each Significant Company Holder represents and warrants to Parent Parties and the Company, as of the date hereof, that:

(a) Each Significant Company Holder that is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Significant Company Holder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of such Significant Company Holder;

(b) this Support Agreement has been duly executed and delivered by such Significant Company Holder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Significant Company Holder, enforceable against such Significant Company Holder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

F-3

(c) the execution and delivery of this Support Agreement by such Significant Company Holder does not, and the performance by such Significant Company Holder of his/her/its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Significant Company Holder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Significant Company Holder of its obligations under this Support Agreement;

(d) there are no proceedings pending against such Significant Company Holder or, to the knowledge of such Significant Company Holder, threatened against such Significant Company Holder, before (or, in the case of threatened proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Significant Company Holder of its obligations under this Support Agreement;

(e) no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by such Significant Company Holder or, to the knowledge of such Significant Company Holder, by the Company;

(f) such Significant Company Holder has not entered into, and shall not enter into, any agreement that would prevent it from performing any of its obligations under this Support Agreement;

(g) such Significant Company Holder has good title to its Shares, free and clear of any Liens other than Permitted Liens, restrictions under applicable securities laws and the Existing Stockholders Agreement, and such Significant Company Holder has the sole power to vote or cause to be voted its Shares; and

(h) the Shares listed opposite such Significant Company Holder’s name on Exhibit A are the only shares of the Company’s outstanding capital stock owned of record by such Significant Company Holder as of the date hereof, and none of his/her/its Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of Shares that is inconsistent with such Significant Company Holder’s obligations pursuant to this Support Agreement.

9. Damages; Remedies. Such Significant Company Holder hereby agrees and acknowledges that (a) Parent Parties and the Company would be irreparably injured in the event of a breach by such Significant Company Holder of its obligations under this Support Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) the non-breaching party shall be entitled to injunctive relief or to enforce specifically the performance of the terms and provisions hereof in any federal or state court within the State of New York without proof of actual damages or otherwise, in addition to any other remedy to which it is entitled at law or in equity. Each of the parties further waives (x) any defense in any action for specific performance that a remedy at law would be adequate and (y) any requirement to post security or a bond as prerequisite to obtaining equitable relief.

10. Entire Agreement; Amendment. This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

F-4

11. Assignment. No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on each Significant Company Holder, Parrent Parties and the Company and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

12. Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

13. Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

14. Governing Law; Jurisdiction; Jury Trial Waiver. Section 11.5 (Governing Law; Jurisdiction), Section 11.6 (Waiver of Jury Trial), and Section 11.7 (Specific Performance) of the Business Combination Agreement are incorporated by reference herein to apply with full force to any disputes arising under this Support Agreement mutatis mutandis.

15. Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.2 (Notices) of the Business Combination Agreement (which section is incorporated herein mutatis mutandis) to the applicable party, with respect to the Company and Parent Parties, at the address set forth in Section 11.2 of the Business Combination Agreement, and, with respect to any Significant Company Holder, to the Company at such address.

16. Termination. This Support Agreement shall terminate on the earlier of (i) the mutual written consent of Parent Parties, the Company and the Significant Company Holders, (ii) the Closing (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Closing), or (iii) the termination of the Business Combination Agreement. No such termination shall relieve any Significant Company Holders, Parent Parties or the Company from any liability resulting from a breach of this Support Agreement occurring prior to such termination.

17. Adjustment for Stock Split. If, and as often as, there are any changes in the Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to each Significant Company Holder, Parent Parties, the Company and the Shares as so changed.

18. Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[SIGNATURE PAGE FOLLOWS]

F-5

IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

COMPANY:

PRIMEGEN US, INC.

By:
Name:	Daniel Chiu
Title:	Chairman

PARENT:

DT CLOUD STAR ACQUISITION CORP.

By:
Name:	Sam Zheng Sun
Title:	Chief Executive Officer

PURCHASER:

DTSQ PURCHASER INC.

By:
Name:	Sam Zheng Sun
Title:	President

MERGER SUB:

DTSQ MERGER SUB INC.

By:
Name:	Sam Zheng Sun
Title:	President

[Signature Page to Support Agreement]

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IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

SIGNIFICANT COMPANY HOLDER:

PrimeGen Global, Inc.

By:
Name:	[ ]
Title:	[ ]

SIGNIFICANT COMPANY HOLDER:

Stem Med Scientific Inc.

By:
Name:	[ ]
Title:	[ ]

SIGNIFICANT COMPANY HOLDER:

By:
Name:	Daniel Chiu

SIGNIFICANT COMPANY HOLDER:

By:
Name:	Wai Sun Szeto

SIGNIFICANT COMPANY HOLDER:

By:
Name:	Dora E. Chan

SIGNIFICANT COMPANY HOLDER:

By:
Name:	Rita YuKa Wong

SIGNIFICANT COMPANY HOLDER:

Dora E. Chan Trust

By:
Name:	Dora E. Chan
Title:	Trustee

F-7

EXHIBIT A

SIGNIFICANT COMPANY HOLDERS

Significant Company Holder	Class & Number of Shares
PrimeGen Global, Inc.	100,000,000 shares of Class B Common Stock
Stem Med Scientific Inc.	on a fully exercised basis, 15,161,110 shares of Class A Common Stock
Daniel Chiu, Director	on a fully exercised basis, 12,700,000 shares of Class A Common Stock
Wai Sun Szeto, Director	on a fully exercised basis, 2,650,000 shares of Class A Common Stock
Dora E. Chan Trust	on a fully exercised basis, 183,000 shares of Class A Common Stock held by Dora E. Chan Trust, of which Dora E. Chan is the trustee
Dora E. Chan, Director	on a fully exercised basis, 2,183,000 shares of Class A Common Stock (including 183,000 shares of Class A Common Stock held by Dora E. Chan as trustee of the Dora E. Chan Trust)
Rita YuKa Wong, spouse of Director Daniel Chiu	on a fully exercised basis, 1,443,844 shares of Class A Common Stock

F-8

Annex G

FINAL

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [ ], 2026 by and among (i) [ ], (the “PubCo”), formerly known as DTSQ PURCHASER INC.1, a Delaware corporation (the “Purchaser”), and (ii) the undersigned parties listed under Investor on the signature page hereto (each such party, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, an “Investor” and collectively the “Investors”).

WHEREAS, on February [ ], 2026, (i) DT Cloud Star Acquisition Corporation, a Cayman Islands exempted company (“Parent”), (ii) Purchaser, a Delaware corporation and a wholly owned subsidiary of the Parent, (iii) DTSQ Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), and (iv) PrimeGen US, Inc., a Delaware corporation (the “Company”), entered into that certain Business Combination (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby (the “Closing”), among other matters, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser, and with the Investors, as stockholders of the Company, receiving shares of the Purchaser Common Stock (as defined below) (the “Merger Consideration Shares”), all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law;

WHEREAS, on [ ], 2026, the Investors entered into a lock-up agreement with the PubCo (as amended from time to time in accordance with the terms thereof, a “Lock-Up Agreement”), pursuant to which the Investors agreed not to transfer the Merger Consideration Shares and shares of Purchaser Common Stock for a certain period of time after the Closing as stated in the Lock-Up Agreement; and

WHEREAS, the parties desire to enter into this Agreement to provide the Investors with certain rights relating to the registration of the Merger Consideration Shares received by the Investors under the Business Combination Agreement and shares of Purchaser Common Stock beneficially owned by the Investors.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement. The following capitalized terms used herein have the following meanings:

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Business Combination Agreement” is defined in the recitals to this Agreement.

“Closing” is defined in the recitals to this Agreement.

“Company” is defined in the recitals to this Agreement.

“Demand Registration” is defined in Section 2.1.1.

“Demanding Holder” is defined in Section 2.1.1.

1 This company name will be changed to the Pubco’s agreed name.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC (as defined below) promulgated thereunder, all as the same shall be in effect at the time.

“Founder Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of July 24, 2024, by and among the Purchaser and the investors included on the signature page thereto.

“Founder Securities” means (i) the Initial Shares, (ii) the Private Units (and underlying securities) and (iii) Working Capital Loan Units (and underlying securities) (each as defined in the Founder Registration Rights Agreement).

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Investors” is defined in the preamble to this Agreement, and includes any transferee of the Registrable Securities (so long as they remain Registrable Securities) of an Investor permitted under this Agreement and the Lock- Up Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Lock-Up Agreement” is defined in the recitals to this Agreement.

“Maximum Number of Securities” is defined in Section 2.1.4.

“Piggy-Back Registration” is defined in Section 2.2.1.

“Pro Rata” is defined in Section 2.1.4.

“Purchaser” is defined in the preamble to this Agreement, and shall include the Purchaser’s successors by merger, acquisition, reorganization or otherwise.

“Purchaser Class A Common Stock” means the shares of Class A Common Stock, $0.[0001] par value per share, of the Purchaser.

“Purchaser Class B Common Stock” means the shares of Class B Common Stock, $0.[0001] par value per share, of the Purchaser.

“Purchaser Common Stock” means Purchaser Class A Common Stock and Purchaser Class B Common Stock.

“Register,” “Registered” and “Registration” mean a registration or offering effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act (as defined below), and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means all of the Merger Consideration Shares and shares of Purchaser Common Stock beneficially owned by the Investors and as set forth in Schedule A attached hereto. Registrable Securities also include all shares of Purchaser Class A Common Stock issuable upon exercise of the Non-Redemption Warrants as well as any warrants, capital shares or other securities of the Purchaser issued as a dividend, stock split or other distribution with respect to or in exchange for or in replacement of the foregoing securities or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other reorganization or other similar event with respect to the Purchaser Common Stock. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Purchaser and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) such securities are freely saleable under Rule 144 without volume limitations; (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction, or (f) one year after the Closing. Notwithstanding anything to the contrary contained herein, securities shall only be “Registrable Securities” under this Agreement if they are held by an Investor or a transferee of an Investor permitted under this Agreement and the Lock-Up Agreement.

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“Registration Statement” means a registration statement filed by the PubCo with the SEC in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor rule thereto.

“SEC” means the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect at the time.

“Short Form Registration” is defined in Section 2.3.

“Specified Courts” is defined in Section 6.9.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

2. REGISTRATION RIGHTS.

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to this Section 2.1.1 and Section 2.4, at any time within one year after the Closing, Investors holding a majority-in-interest of the Registrable Securities then issued and outstanding may make a written demand for registration under the Securities Act of all or part of their Registrable Securities (a “Demand Registration”). Any demand for a Demand Registration shall specify the number of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. Within ten (10) days following receipt of any request for a Demand Registration, the PubCo will notify all other Investors holding Registrable Securities of the demand, and each Investor holding Registrable Securities who wishes to include all or a portion of such Investor’s Registrable Securities in the Demand Registration (each such Investor including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the PubCo within fifteen (15) days after the receipt by the Investor of the notice from the PubCo. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.1.4 and the provisos set forth in Section 3.1.1. The PubCo shall not be obligated to effect more than an aggregate of two (2) Demand Registrations under this Section 2.1.1 in respect of all Registrable Securities.

2.1.2 Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the SEC with respect to such Demand Registration has been declared effective and the PubCo has complied in all material respects with its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the SEC or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue with such Registration; provided, further, that the PubCo shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

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2.1.3 Underwritten Offering. If a majority-in-interest of the Demanding Holders so elect and advise PubCo as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering. In such event, the right of any Demanding Holder to include its Registrable Securities in such registration shall be conditioned upon such Demanding Holder’s participation in such underwritten offering and the inclusion of such Demanding Holder’s Registrable Securities in the underwritten offering to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwritten offering shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwritten offering by a majority-in-interest of the Investors initiating the Demand Registration.

2.1.4 Reduction of Offering. If the managing Underwriter or Underwriters for a Demand Registration that is to be an underwritten offering, in good faith, advises the PubCo and the Demanding Holders in writing that the dollar amount or number of Registrable Securities which the Demanding Holders desire to sell, taken together with all other shares of Purchaser Common Stock or other securities which the PubCo desires to sell and the shares of Purchaser Common Stock or other securities, if any, as to which Registration by the PubCo has been requested pursuant to written contractual piggy-back registration rights held by other security holders of the PubCo who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of securities, as applicable, the “Maximum Number of Securities” ), then the PubCo shall include in such Registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders and the Founder Securities for the account of any Persons who have exercised demand registration rights pursuant to the Founder Registration Rights Agreement during the period under which the Demand Registration hereunder is ongoing (all pro rata in accordance with the number of securities that each applicable Person has requested be included in such registration, regardless of the number of securities held by each such Person, as long as they do not request to include more securities than they own (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i) the Registrable Securities of Investors as to which registration has been requested pursuant to Section 2.2 and the Founder Securities as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights of the Founder Registration Rights Agreement, Pro Rata among the holders thereof based on the number of securities requested by such holders to be included in such registration, that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Purchaser Common Stock or other securities that the PubCo desires to sell that can be sold without exceeding the Maximum Number of Securities. In the event that the PubCo securities that are convertible into shares of Purchaser Common Stock are included in the offering, the calculations under this Section 2.1.4 shall include such PubCo securities on an as-converted to Purchaser Common Stock basis.

2.1.5 Withdrawal. A Demanding Holder may withdraw all or any portion of their Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the effectiveness of the Demand Registration Statement. If a majority-in-interest of the Demanding Holders disapprove of the terms of any underwritten offering or are not entitled to include all of their Registrable Securities in any offering, such majority- in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice to the PubCo and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the SEC with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration in such event, then such registration shall not count as a Demand Registration provided for in Section 2.1. Notwithstanding any such withdrawal, the PubCo shall pay all expenses incurred by the holders of Registrable Securities in connection with such Demand Registration as provided in Section 3.3.

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2.2 Piggy-Back Registration.

2.2.1 Piggy-Back Rights. Subject to Section 2.4, if at any time after the Closing the PubCo proposes to file a Registration Statement under the Securities Act with respect to the Registration of or an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the PubCo for its own account or for security holders of the PubCo for their account (or by the PubCo and by security holders of the PubCo including pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the PubCo’s existing security holders, (iii) for an offering of debt that is convertible into equity securities of the PubCo, or (iv) for a dividend reinvestment plan, then the PubCo shall (x) give written notice of such proposed filing to Investors holding Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date or confidential submission date, which notice shall describe the amount and type of securities to be included in such Registration or offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to Investors holding Registrable Securities in such notice the opportunity to register the sale of such number of Registrable Securities as such Investors may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). To the extent permitted by applicable securities laws with respect to such registration by the PubCo or another demanding security holder, the PubCo shall use its best efforts to cause (i) such Registrable Securities to be included in such registration and (ii) the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the PubCo and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All Investors holding Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.2.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering, in good faith, advises the PubCo and Investors holding Registrable Securities proposing to distribute their Registrable Securities through such Piggy-Back Registration in writing that the dollar amount or number of shares of Purchaser Common Stock or other PubCo securities which the PubCo desires to sell, taken together with the shares of Purchaser Common Stock or other PubCo securities, if any, as to which registration has been demanded pursuant to written contractual arrangements with Persons other than the Investors holding Registrable Securities hereunder, the Registrable Securities as to which registration has been requested under this Section 2.2, and the shares of Purchaser Common Stock or other PubCo securities, if any, as to which registration has been requested pursuant to the written contractual piggy-back registration rights of other security holders of the PubCo, exceeds the Maximum Number of Securities, then the PubCo shall include in any such registration:

(a) If the registration is undertaken for the PubCo’s account: (i) first, the shares of Purchaser Common Stock or other securities that the PubCo desires to sell that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Investors as to which registration has been requested pursuant to this Section 2.2 and the Founder Securities as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights under the Founder Registration Rights Agreement, Pro Rata among the holders thereof based on the number of securities requested by such holders to be included in such registration, that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Purchaser Common Stock or other equity securities for the account of other Persons that the PubCo is obligated to register pursuant to separate written contractual arrangements with such Persons that can be sold without exceeding the Maximum Number of Securities;

(b) If the registration is a “demand” registration undertaken at the demand of Demanding Holders pursuant to Section 2.1: (i) first, the shares of Purchaser Common Stock or other securities for the account of the Demanding Holders and the Founder Securities for the account of any Persons who have exercised demand registration rights pursuant to the Founder Registration Rights Agreement during the period under which the Demand Registration hereunder is ongoing, Pro Rata among the holders thereof based on the number of securities requested by such holders to be included in such registration, that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Investors as to which registration has been requested pursuant to this Section 2.2 and the Founder Securities as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights under the Founder Registration Rights Agreement, Pro Rata among the holders thereof based on the number of securities requested by such holders to be included in such registration, that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Purchaser Common Stock or other securities that the PubCo desires to sell that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Purchaser Common Stock or other equity securities for the account of other Persons that the PubCo is obligated to register pursuant to separate written contractual arrangements with such Persons that can be sold without exceeding the Maximum Number of Securities;

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(c) If the registration is a “demand” registration undertaken at the demand of holders of Founder Securities under the Founder Registration Rights Agreement: (i) first, the Founder Securities for the account of the demanding holders and the Registrable Securities for the account of Demanding Holders who have exercised demand registration rights pursuant to Section 2.1 during the period under which the demand registration under the Founder Registration Rights Agreement is ongoing, Pro Rata among the holders thereof based on the number of securities requested by such holders to be included in such registration, that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Investors as to which registration has been requested pursuant to this Section 2.2 and the Founder Securities as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights under the Founder Registration Rights Agreement, Pro Rata among the holders thereof based on the number of securities requested by such holders to be included in such registration, that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Purchaser Common Stock or other securities that the PubCo desires to sell that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Purchaser Common Stock or other equity securities for the account of other Persons that the PubCo is obligated to register pursuant to separate written contractual arrangements with such Persons that can be sold without exceeding the Maximum Number of Securities; and

(d) If the registration is a “demand” registration undertaken at the demand of Persons other than either Demanding Holders under Section 2.1 or the holders of Founder Securities exercising demand registration rights under the Founder Registration Rights Agreement: (i) first, the shares of Purchaser Common Stock or other securities for the account of the demanding Persons that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i) the Registrable Securities of Investors as to which registration has been requested pursuant to this Section 2.2 and the Founder Securities as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights under the Founder Registration Rights Agreement, Pro Rata among the holders thereof based on the number of securities requested by such holders to be included in such registration, that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Purchaser Common Stock or other securities that the PubCo desires to sell that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Purchaser Common Stock or other equity securities for the account of other Persons that the PubCo is obligated to register pursuant to separate written contractual arrangements with such Persons that can be sold without exceeding the Maximum Number of Securities.

In the event that the PubCo securities that are convertible into shares of Purchaser Common Stock are included in the offering, the calculations under this Section 2.2.2 shall include such PubCo securities on an as-converted to Purchaser Common Stock basis.

2.2.3 Withdrawal. Any Investor holding Registrable Securities may elect to withdraw such Investor’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the PubCo of such request to withdraw prior to the effectiveness of the Registration Statement. The PubCo (whether on its own determination or as the result of a withdrawal by Persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement without any liability to the applicable Investor, subject to the next sentence and the provisions of Section 4. Notwithstanding any such withdrawal, the PubCo shall pay all expenses incurred in connection with such Piggy-Back Registration as provided in Section 3.3 (subject to the limitations set forth therein) by Investors holding Registrable Securities that requested to have their Registrable Securities included in such Piggy-Back Registration.

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2.3 Short Form Registrations. After the Closing, subject to Section 2.4, Investors holding Registrable Securities may at any time and from time to time, request in writing that the PubCo register the resale of any or all of such Registrable Securities on Form S-3 or any similar short-form registration which may be available at such time and applicable to such Investor’s Registrable Securities (“Short Form Registration”); provided, however, that the PubCo shall not be obligated to effect such request through an underwritten offering. Upon receipt of such written request, the PubCo will promptly give written notice of the proposed registration to all other Investors holding Registrable Securities, and, as soon as practicable thereafter, effect the registration of all or such portion of such Investors’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities, if any, of any other Investors joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the PubCo; provided, however, that the PubCo shall not be obligated to effect any such registration pursuant to this Section 2.3: (i) if Short Form Registration is not available to the PubCo for such offering; or (ii) if Investors holding Registrable Securities, together with the holders of any other securities of the PubCo entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at any aggregate price to the public of less than $500,000. Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1.

2.4 Restriction of Offerings. Notwithstanding anything to the contrary contained in this Agreement, the Investors shall not be entitled to request, and the PubCo shall not be obligated to effect, or to take any action to effect, any registration (including any Demand Registration but not including Piggy-Back Registration) pursuant to this Section 2 with respect to any Registrable Securities that are subject to the transfer restrictions under the Lock-Up Agreement.

3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the PubCo is required to effect the registration of any Registrable Securities pursuant to Section 2, the PubCo shall use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The PubCo shall use its best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.1, prepare and file with the SEC a Registration Statement on any form for which the PubCo then qualifies or which counsel for the PubCo shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its reasonable efforts to cause such Registration Statement to become effective and use its reasonable efforts to keep it effective for the period required by Section 3.1.3; provided, however, that the PubCo shall have the right to defer any Demand Registration for up to thirty (30) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any demand registration to which such Piggy-Back Registration relates, in each case if the PubCo shall furnish to Investors requesting to include their Registrable Securities in such registration a certificate signed by the Chief Executive Officer, Chief Financial Officer or Chairman of the PubCo stating that, in the good faith judgment of the Board of Directors of the PubCo, it would be materially detrimental to the PubCo and its shareholders for such Registration Statement to be effected at such time or the filing would require premature disclosure of material information which is not in the interests of the PubCo to disclose at such time; provided further, however, that the PubCo shall not have the right to exercise the right set forth in the immediately preceding proviso more than once in any 365-day period in respect of a Demand Registration hereunder.

3.1.2 Copies. The PubCo shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to Investors holding Registrable Securities included in such registration, and such Investors’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as Investors holding Registrable Securities included in such registration or legal counsel for any such Investors may request in order to facilitate the disposition of the Registrable Securities owned by such Investors.

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3.1.3 Amendments and Supplements. The PubCo shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn or until such time as the Registrable Securities cease to be Registrable Securities as defined by this Agreement.

3.1.4 Reporting Obligations. As long as any Investors shall own Registrable Securities, the PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the PubCo after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.1.4.

3.1.5 Other Obligations. In connection with a sale or transfer of Registrable Securities exempt from Section 5 of the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within the prospectus included in the Registration Statement, the PubCo shall, subject to the receipt of the any customary documentation reasonably required from the applicable Investors in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (a). In addition, the PubCo shall cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with the aforementioned sales or transfers.

3.1.4 Notification. After the filing of a Registration Statement, the PubCo shall promptly, and in no event more than two (2) Business Days after such filing, notify Investors holding Registrable Securities included in such Registration Statement of such filing, and shall further notify such Investors promptly and confirm such advice in writing in all events within two (2) Business Days after the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the SEC of any stop order (and the PubCo shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the SEC for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the PubCos of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to Investors holding Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the SEC a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the PubCo shall furnish to Investors holding Registrable Securities included in such Registration Statement and to the legal counsel for any such Investors, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such Investors and legal counsel with a reasonable opportunity to review such documents and comment thereon; provided that such Investors and their legal counsel must provide any comments promptly (and in any event within five (5) Business Days) after receipt of such documents.

3.1.5 State Securities Laws Compliance. The PubCo shall use its reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as Investors holding Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the PubCo and do any and all other acts and things that may be necessary or advisable to enable Investors holding Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or take any action to which it would be subject to general service of process or to taxation in any such jurisdiction where it is not then otherwise subject.

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3.1.6 Agreements for Disposition. To the extent required by the underwriting agreement or similar agreements, the PubCo shall enter into reasonable customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the PubCo in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of Investors holding Registrable Securities included in such Registration Statement. No Investor holding Registrable Securities included in such Registration Statement shall be required to make any representations or warranties in the underwriting agreement except, if applicable, with respect to such Investor’s organization, good standing, authority, title to Registrable Securities, lack of conflict of such sale with such Investor’s material agreements and organizational documents, and with respect to written information relating to such Investor that such Investor has furnished in writing expressly for inclusion in such Registration Statement.

3.1.7 Cooperation. The principal executive officer of the PubCo, the principal financial officer of the PubCo, the principal accounting officer of the PubCo and all other officers and members of the management of the PubCo shall reasonably cooperate in any offering of Registrable Securities hereunder, which cooperation shall include the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.8 Records. The PubCo shall make available for inspection by Investors holding Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other professional retained by any Investor holding Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the PubCo, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the PubCo’s officers, directors and employees to supply all information reasonably requested by any of them in connection with such Registration Statement; provided that the PubCo may require execution of a reasonable confidentiality agreement prior to sharing any such information.

3.1.9 Opinions and Comfort Letters. In the case of any underwritten offering or if reasonably requested by any participant in any other offering pursuant to a Registration Statement filed pursuant to this Agreement, the PubCo shall obtain opinions of counsel representing the PubCo for the purposes of a registration pursuant to this Agreement, addressed to the holders participating in such registration, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such registration in respect of which such opinion is being given as such holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a holders of a majority-in-interest of the Registrable Securities included in such registration. In the case of any underwritten offering or if reasonably requested by any participant in any other offering pursuant to a Registration Statement filed pursuant to this Agreement, the PubCo shall obtain a “cold comfort” letters from the PubCo’s independent registered public accountants in the event of an underwritten public offering pursuant to this Agreement, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a holders of a majority-in-interest of the Registrable Securities included in such registration. The PubCo shall furnish to each holder of Registrable Securities included in any Registration Statement a signed counterpart, addressed to such holder, of (i) any opinion of counsel to the PubCo delivered to any Underwriter and (ii) any comfort letter from the PubCo’s independent public accountants delivered to any Underwriter.

3.1.10 Earnings Statement. The PubCo shall comply with all applicable rules and regulations of the SEC and the Securities Act, and make available to its shareholders if reasonably required, as soon as reasonably practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

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3.1.11 Listing. The PubCo shall use its best efforts to cause all Registrable Securities that are shares of Purchaser Common Stock included in any registration to be listed on such national security exchange as similar securities issued by the PubCo are then listed or, if no such similar securities are then listed, in a manner satisfactory to Investors holding a majority-in-interest of the Registrable Securities included in such registration.

3.1.12 Road Show. If the registration involves the registration of Registrable Securities involving gross proceeds in excess of $5,000,000, the PubCo shall use its reasonable efforts to make available senior executives of the PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any underwritten offering.

3.2 Obligation to Suspend Distribution. Upon receipt of any notice from the PubCo of the happening of any event of the kind described in Section 3.1.4(iv), or in the event that the financial statements contained in the Registration Statement become stale, or in the event that the Registration Statement or prospectus included therein contains a misstatement of material fact or omits to state a material fact due to a bona fide business purpose, or, in the case of a resale registration on Short Form Registration pursuant to Section 2.3 hereof, upon any suspension by the PubCo, pursuant to a written insider trading compliance program adopted by the PubCo’s Board of Directors, of the ability of all “insiders” covered by such program to transact in the PubCo’s securities because of the existence of material non-public information, each Investor holding Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Investor receives the supplemented or amended prospectus contemplated by Section 3.1.4(iv) or the Registration Statement is updated so that the financial statements are no longer stale, or the restriction on the ability of “insiders” to transact in the PubCo’s securities is removed, as applicable, and, if so directed by the PubCo, each such Investor will deliver to the PubCo all copies, other than permanent file copies then in such Investor’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3 Registration Expenses. Subject to Section 4, the PubCo shall bear all reasonable costs and expenses incurred in connection with any Demand Registration pursuant to Section 2.1, any Piggy-Back Registration pursuant to Section 2.2, and any registration on Short Form Registration effected pursuant to Section 2.3, and all reasonable expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the PubCo’s internal expenses (including all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.11; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for the PubCo and fees and expenses for independent certified public accountants retained by the PubCo (including the expenses or costs associated with the delivery of any opinions or comfort letters requested pursuant to Section 3.1.9); and (viii) the reasonable fees and expenses of any special experts retained by the PubCo in connection with such registration. The PubCo shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders. Additionally, in an underwritten offering, only if the Underwriters require the selling security holders and/or the PubCo to bear the expenses of the Underwriter following good faith negotiations, all selling security holders and the PubCo shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of securities each is selling in such offering.

3.4 Information. Investors holding Registrable Securities included in any Registration Statement shall provide such information as may reasonably be requested by the PubCo, or the managing Underwriter, if any, in connection with the preparation of such Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2 and in connection with the obligation to comply with federal and applicable state securities laws. Investors selling Registrable Securities in any offering must provide all questionnaires, powers of attorney, custody agreements, stock powers, and other documentation reasonably requested by the PubCo or the managing Underwriter.

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4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by PubCo. Subject to the provisions of this Section 4.1 below, the PubCo agrees to indemnify and hold harmless each Investor, and each Investor’s officers, employees, affiliates, directors, partners, members, attorneys and agents, and each Person, if any, who controls an Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the PubCo of the Securities Act or any rule or regulation promulgated thereunder applicable to the PubCo and relating to action or inaction required of the PubCo in connection with any such registration (provided, however, that the indemnity agreement contained in this Section 4.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the PubCo, such consent not to be unreasonably withheld, delayed or conditioned); and the PubCo shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the PubCo will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the PubCo, in writing, by such selling holder or Investor Indemnified Party expressly for use therein. The PubCo also shall indemnify any Underwriter of the Registrable Securities, their officers, affiliates, directors, partners, members and agents and each Person who controls such Underwriter on substantially the same basis as that of the indemnification provided above in this Section 4.1.

4.2 Indemnification by Holders of Registrable Securities. Subject to the provisions of this Section 4.2 below, each Investor selling Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling Investor, indemnify and hold harmless the PubCo, each of its directors and officers and each Underwriter (if any), and each other selling holder and each other Person, if any, who controls another selling holder or such Underwriter within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the PubCo by such selling Investor expressly for use therein (provided, however, that the indemnity agreement contained in this Section 4.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the indemnifying Investor, such consent not to be unreasonably withheld, delayed or conditioned), and shall reimburse the PubCo, its directors and officers, each Underwriter and each other selling holder or controlling Person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling Investor’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling Investor in the applicable offering.

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4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any Person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or 4.2, such Person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other Person for indemnification hereunder, notify such other Person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party if the Indemnifying Party provides notice of such to the Indemnified Party within thirty (30) days of the Indemnifying Party’s receipt of notice of such claim. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party (acting reasonably), consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no Investor holding Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such Investor from the sale of Registrable Securities which gave rise to such contribution obligation. Any contributions obligation of the Investors shall be several and not joint. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

5. RULE 144 AND 145.

5.1 Rule 144 and 145. The PubCo covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as Investors holding Registrable Securities may reasonably request, all to the extent required from time to time to enable such Investors to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and 145 under the Securities Act, as such Rule 144 and 145 may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, the PubCo shall deliver to such Holder a written certification of a duly authorized officer as to (A) whether the PubCo has filed (i) all reports and other materials required to be filed pursuant to Sections 13(a) or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the PubCo was required to file such reports and materials), other than Current Reports on Form 8-K and (ii) current “Form 10 information” (within the meaning of Rule 144 under the Securities Act) with the Commission reflecting the PubCo’s status as an entity that is no longer an issuer described in paragraph (i)(1)(i) of Rule 144 under the Securities Act and (B) the first date that the PubCo filed “Form 10 information” (within the meaning of Rule 144 under the Securities Act) with the Commission.

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6. MISCELLANEOUS.

6.1 Other Registration Rights. The PubCo represents and warrants that as of the date of this Agreement, no Person, other than the holders of (i) Registrable Securities, and (ii) Founder Securities, has any right to require the PubCo to register any of the PubCo’s share capital for sale or to include the PubCo’s share capital in any registration filed by the PubCo for the sale of share capital for its own account or for the account of any other Person.

6.2 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the PubCo hereunder may not be assigned or delegated by the PubCo in whole or in part, unless the PubCo first provides Investors holding Registrable Securities at least ten (10) Business Days prior written notice; provided that no assignment or delegation by the PubCo will relieve the PubCo of its obligations under this Agreement unless Investors holding a majority-in-interest of the Registrable Securities provide their prior written consent, which consent must not be unreasonably withheld, delayed or conditioned. This Agreement and the rights, duties and obligations of Investors holding Registrable Securities hereunder may be freely assigned or delegated by such Investor in conjunction with and to the extent of any transfer of Registrable Securities by such Investor which is permitted by the Lock-Up Agreement; provided that no assignment by any Investor of its rights, duties and obligations hereunder shall be binding upon or obligate the PubCo unless and until the PubCo shall have received (i) written notice of such assignment and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the PubCo, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties, to the permitted assigns of the Investors or of any assignee of the Investors. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2.

6.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre- paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to PubCo, to: PrimeGen US, Inc. 2917 Daimler Street Santa Ana, CA 92705 Attn: Daniel Chiu E-mail: dchiu@primegenus.com

With copies to (which shall not constitute notice):

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attn: Lawrence Venick, Esq.

E-mail: lvenick@loeb.com

With copies to (which shall not constitute notice):

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31th Floor

New York, NY 10036

Attn: Marc Ross, Esq.

E-mail: mross@srf.law

If to any Investor, to the address shown on Schedule A

6.4 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable. Notwithstanding anything to the contrary contained in this Agreement, in the event that a duly executed copy of this Agreement is not delivered to PubCo by a Person receiving Merger Consideration Shares in connection with the Closing, such Person failing to provide such signature shall not be a party to this Agreement or have any rights or obligations hereunder, but such failure shall not affect the rights and obligations of the other parties to this Agreement as amongst such other parties.

6.5 Entire Agreement. This Agreement (together with the Business Combination Agreement, and the Lock-Up Agreement to the extent incorporated herein, and including all agreements entered into pursuant hereto or thereto or referenced herein or therein and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, relating to the subject matter hereof; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any other Ancillary Document or the rights or obligations of the parties under the Founder Registration Rights Agreement.

6.6 Interpretation. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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6.7 Amendments; Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written agreement or consent of the PubCo (after the Closing by a majority of the Disinterested Independent Directors) and Investors holding a majority-in-interest of the Registrable Securities; provided, that any amendment or waiver of this Agreement which affects an Investor in a manner materially and adversely disproportionate to other Investors will also require the consent of such Investor. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.8 Remedies Cumulative. In the event a party fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the other parties may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

6.9 Governing Law; Jurisdiction. Sections 10.6 and 10.7 of the Business Combination Agreement shall apply to this Agreement mutatis mutandis.

6.10 Termination of Business Combination Agreement. This Agreement shall be binding upon each party upon such party’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. In the event that the Business Combination Agreement is validly terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and become null and void and be of no further force or effect, and the parties shall have no obligations hereunder.

6.11 Counterparts. This Agreement may be executed in multiple counterparts (including by facsimile or pdf or other electronic document transmission), each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered as of the date first written above.

PubCo:

[*]

By:	/s/
Name:
Title:

{Signature Page to Registration Rights Agreement}

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered as of the date first written above.

Investors:

[ ]

By:	/s/
Name:
Title:

{Signature Page to Registration Rights Agreement}

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Schedule A

Registrable Securities

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Annex H

FINAL VERSION

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of [   ], 2026, by and between the undersigned (the “Holder”) and [*]1, a Delaware corporation (“Purchaser”).

Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among (i) DT Cloud Star Acquisition Corporation, a Cayman Islands exempted company (“Parent”), (ii) Purchaser, a Delaware corporation and a wholly owned subsidiary of the Parent, (iii) DTSQ Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), and (iv) PrimeGen US, Inc., a Delaware corporation (the “Company”).

BACKGROUND

A. Pursuant to the Merger Agreement, (i) the Parent shall merge with and into the Purchaser, in which the Purchaser will be the surviving entity; and (ii) Merger Sub shall merge with and into the Company, in which the Company will be the surviving entity and become a wholly owned subsidiary of the Purchaser.

B. The Holder is the record and/or beneficial owner of Company Common Stock, Company Warrants and/or Company Stock Options, which will be converted into, exchanged for or otherwise result in the issuance of shares of Purchaser Common Stock and/or other equity securities of the Purchaser pursuant to the Merger Agreement.

C. As a condition of, and as a material inducement for the Parent Parties and the Company to enter into and consummate the transactions contemplated by the Merger Agreement, the Holder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Lock-Up.

(a) During the Lock-up Period (as defined below), the Holder irrevocably agrees that it, he or she will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to any security of Purchaser (any of the foregoing, a “Prohibited Transfer”).

(b) In furtherance of the foregoing, Purchaser will (i) place an irrevocable stop order on all Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify Purchaser’ transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct Purchaser’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c) For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

1 This should be the final agreed name of the Pubco at closing.

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(d) For purpose of this Agreement, the “Lock-up Period” means the period commencing on the Effective Time and ending on the earlier of (i) 180 days after the Closing Date; or (ii) the date following the Closing Date on which the Purchaser completes a liquidation, merger, share exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares for cash, securities or other property.

2. Permitted Transfers. Notwithstanding the foregoing, and subject to the conditions below, a Prohibited Transfer will not include, and the undersigned may transfer Lock-Up Shares in connection with (a) transfers or distributions to the Holder’s direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) or to the estates of any of the foregoing; (b) transfers by bona fide gift to a member of the Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings) or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (c) by virtue of the laws of descent and distribution upon death of the Holder; (d) pursuant to a qualified domestic relations order, (e) transfers to the Purchaser’s officers, directors or their affiliates, (f) transfers as a dividend or distribution to limited partners, shareholders, members of, or owners of similar equity interests in the Holder, (g) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change of control of Purchaser; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Lock-Up Shares subject to this Agreement shall remain subject to this Agreement, (h) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the transfer of Lock-Up Shares during the Lock-Up Period; (i) transfers to the Holder’s equity owners upon the Holder’s liquidation, in the case if the Holder is an entity; (j) transfers in connection with the consummation, after the Closing Date, of any liquidation, merger, share exchange, reorganization or other similar transaction of the Purchaser that results in all holders of Purchaser Common Stock having the right to exchange their shares for cash, securities or other property; provided, however, that, in the case of any transfer pursuant to the foregoing (a) through (j) clauses, it shall be a condition to any such transfer that (i) the transferee/donee agrees to enter into a written agreement in substantially the form of this Agreement and to be bound by the terms of this Agreement (including the restrictions set forth in Section 1) to the same extent as if the transferee/donee were a party hereto; and (ii) each party (donor, donee, transferor or transferee) shall not be required by law (including the disclosure requirements of the Securities Act and the Exchange Act) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the Lock-Up Period.

In addition, all Lock-up Shares shall be released from the restrictions contained herein, if (i) the reported closing price of the Purchaser Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 90 days after the Closing Date, (ii) after the Closing Date, there is a Change of Control, then upon the consummation of such Change of Control or (iii) the Purchaser completes a liquidation, merger, share exchange or other similar transaction after the Closing Date that results in all of its stockholders having the right to exchange their shares for cash, securities or other property. A “Change of Control” means: (a) the sale of all or substantially all of the consolidated assets of Purchaser and Purchaser subsidiaries to a third-party purchaser; (b) a sale resulting in no less than a majority of the voting power of the Purchaser being held by person that did not own a majority of the voting power prior to such sale; or (c) a merger, consolidation, recapitalization or reorganization of Purchaser with or into a third-party purchaser that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

3. Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others and to all third party beneficiaries of this Agreement that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound.

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4. Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of capital stock of Purchaser, or any economic interest in or derivative of such stock, other than those securities specified on the signature page hereto. For purposes of this Agreement, “Lock-up Shares” shall mean, with respect to each Holder, (i) the Purchaser Common Stock beneficially owned by the Holder as specified on the signature hereto, (ii) any Purchaser Common Stock issuable upon the exercise of options or warrants to purchase Purchaser Common Stock held by such Holder immediately after Effective Time (along with such options or warrants themselves), and (iii) any Purchaser Common Stock acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for Purchaser Common Stock held by such Holder immediately after the Effective Time (along with such securities themselves).

5. No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the mail in the United States mail having been sent registered or certified mail receipt requested, postage pre-paid, (iii) when delivered by FedEx or other nationally recognized overnight courier or delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following business day) to the Company and Purchaser in accordance with Section 10.2 of the Merger Agreement and to each Holder at its address set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

7. Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

8. Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

9. Successors and Assigns. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by Purchaser and its successors and assigns.

10. Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

11. Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

12. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

13. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

14. Governing Law. Section 10.5, Section 10.6, and Section 10.7 of the Merger Agreement are incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

15. Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Merger Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

[*]

By:
Name:	[ ]
Title:	[ ]

[Signature Page to Lock-Up Agreement]

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IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HOLDER[2]

By:
Name:
Address:

[●]

NUMBER OF Lock-up Shares:

[●]

[Signature Page to Lock-Up Agreement]

2

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Annex I

Form of A&R Certificate of Incorporation of PGUS

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Annex J

PrimeGen US, Inc.

2026 EQUITY INCENTIVE PLAN

As adopted by the Board of Directors on ________________, 2026.

As adopted by the Stockholders on ________________, 2026.

1. Purpose; Eligibility.

1.1 General Purpose. The name of this plan is the PrimeGen, Inc. 2026 Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (a) enable the Company, and any Affiliate to attract and retain the types of Employees, Directors and Consultants who will contribute to the Company’s long range success; (b) provide incentives that align the interests of Employees, Directors and Consultants with those of the stockholders of the Company; and (c) promote the success of the Company’s business.

1.2 Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Directors and Consultants of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Directors and Consultants after the receipt of Awards.

1.3 Available Awards. Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, (f) Cash Awards, and (g) Other Equity-Based Awards.

2. Definitions.

“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

“Applicable Laws” means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state securities laws, the Code, any stock exchange or quotation system on which the shares of Common Stock are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

“Award” means any right granted under the Plan, including an Incentive Stock Option, a Non-qualified Stock Option, a Stock Appreciation Right, a Restricted Award, a Performance Share Award, a Cash Award, or an Other Equity-Based Award.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document, approved by the Committee, stating the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular Person, such Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

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“Board” means the Board of Directors of the Company, as constituted at any time.

“Cash Award” means an Award denominated in cash that is granted under Section 10 of the Plan.

“Cause” means:

With respect to any Employee or Consultant, unless the applicable Award Agreement states otherwise: (a) If the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or (b) If no such agreement exists, or if such agreement does not define Cause: (i) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (ii) conduct that brings or is reasonably likely to bring the Company or an Affiliate negative publicity or into public disgrace, embarrassment, or disrepute; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate; (iv) material violation of state or federal securities laws; or (v) material violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct.

With respect to any Director, unless the applicable Award Agreement states otherwise, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: (a) malfeasance in office; (b) gross misconduct or neglect; (c) false or fraudulent misrepresentation inducing the director’s appointment; (d) willful conversion of corporate funds; or (e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

“Change in Control” means:

if the Award is not subject to Section 409A of the Code:

(a) The direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not a subsidiary of the Company;

(b) The Incumbent Directors cease for any reason to constitute at least a majority of the Board;

(c) The date which is 10 business days prior to the consummation of a complete liquidation or dissolution of the Company;

(d) The acquisition by any Person of Beneficial Ownership of 50% or more (on a fully diluted basis) of either (i) the then outstanding shares of Common Stock of the Company, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock, and, for purposes of this provision (i) only, the outstanding shares of Company Common Stock shall be calculated including the amount of the then outstanding shares of Class B Common Stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) any acquisition which complies with clauses, (i), (ii) and (iii) of subsection (e) of this definition or (D) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or

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(e) The consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s stockholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the entity resulting from such Business Combination (the “Surviving Company”), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination.

if the Award is subject to Section 409A of the Code:

(f) One Person (or more than one Person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; provided, that, a Change in Control shall not occur if any Person (or more than one Person acting as a group) owns more than 50% of the total fair market value or total voting power of the Company’s stock and acquires additional stock;

(g) One person (or more than one person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company’s stock possessing 30% or more of the total voting power of the stock of such corporation;

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(h) A majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or

(i) One person (or more than one person acting as a group), acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition(s).

“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

“Committee” means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with Section 3.3 and Section 3.4.

“Common Stock” means the Class A Common Stock, $0.00001 par value per share, of the Company, or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.

“Company” means PrimeGen US, Inc. is a Delaware corporation, and any successor thereto.

“Consultant” means any individual which performs bona fide services to the Company or an Affiliate, other than as an Employee or Director, and who may be offered securities registerable pursuant to a registration statement on Form S-8 under the Securities Act.

“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided, that there is no interruption or termination of the Participant’s Continuous Service; provided, further, that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence. The Committee or its delegate, in its sole discretion, may determine whether a Company transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a termination of Continuous Service for purposes of affected Awards, and such decision shall be final, conclusive and binding.

“Deferred Stock Units (DSUs)” has the meaning set forth in Section 8.1(b) hereof.

“Director” means a member of the Board.

“Disability” means, unless the applicable Award Agreement says otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Stock Option pursuant to Section 6.10 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 6.10 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

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“Disqualifying Disposition” has the meaning set forth in Section 17.12.

“Effective Date” shall mean the date as of which this Plan is adopted by the Board.

“Employee” means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” shall mean the value of one share of Common Stock, determined as follows: (a) if the shares of Common Stock are then listed on a national stock exchange, the closing sales price per share on the exchange for the last preceding date on which there was a sale of shares of Common Stock on such exchange, as determined by the Committee; (b) if the shares of Common Stock are not then listed on a national stock exchange but are then traded on an over-the-counter market, the average of the closing bid and asked prices for the shares in such over-the-counter market for the last preceding date on which there was a sale of such shares of Common Stock in such market, as determined by the Committee; or (c) if neither (i) nor (ii) applies, then such value as the Committee in its discretion may in good faith determine. Notwithstanding the foregoing, where the shares of Common Stock are listed or traded, the Committee may make discretionary determinations in good faith where the shares have not been traded for 10 trading days. Notwithstanding the foregoing, with respect to any “stock right” within the meaning of Section 409A of the Code, Fair Market Value shall not be less than the “fair market value” of the shares of Common Stock determined in accordance with Treasury Regulation 1.409A-1(b)(5)(iv).

“Fiscal Year” means the Company’s fiscal year.

“Free Standing Rights” has the meaning set forth in Section 7.

“Grant Date” means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.

“Incumbent Directors” means individuals who, on the Effective Date, constitute the Board, provided that any individual becoming a Director subsequent to the Effective Date whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) shall be an Incumbent Director. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

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“Non-Employee Director” means a Director who is a “non-employee director” within the meaning of Rule 16b-3.

“Non-qualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Other Equity-Based Award” means an Award that is not a Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, or Performance Share Award that is granted under Section 10 and is payable by delivery of Common Stock and/or which is measured by reference to the value of Common Stock.

“Participant” means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

“Performance Goals” means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon business criteria or other performance measures determined by the Committee in its discretion.

“Performance Period” means the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Performance Share Award or a Cash Award.

“Performance Share Award” means any Award granted pursuant to Section 9 hereof.

“Performance Share” means the grant of a right to receive a number of actual shares of Common Stock or share units based upon the performance of the Company during a Performance Period, as determined by the Committee.

“Permitted Transferee” means: (a) a member of the Stock Option Holder’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Stock Option Holder’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Stock Option Holder) own more than 50% of the voting interests; (b) third parties designated by the Committee in connection with a program established and approved by the Committee pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of a Non-qualified Stock Option; and (c) such other transferees as may be permitted by the Committee in its sole discretion.

“Person” means a person as defined in Section 13(d)(3) of the Exchange Act.

“Plan” means this PrimeGen US, Inc. 2025 Equity Incentive Plan, as amended and/or amended and restated from time to time.

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“Related Rights” has the meaning set forth in Section 7.

“Restricted Award” means any Award granted pursuant to Section 8.

“Restricted Period” has the meaning set forth in Section 8.

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Appreciation Right” means the right pursuant to an Award granted under Section 7 to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of a share of Common Stock on the date the Award is exercised, over (b) the exercise price specified in the Stock Appreciation Right Award Agreement.

“Stock for Stock Exchange” has the meaning set forth in Section 6.4.

“Stock Option” means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to the Plan.

“Stock Option Holder” means a person to whom a Stock Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Option.

“Stock Option Exercise Price” means the price at which a share of Common Stock may be purchased upon the exercise of a Stock Option.

“Substitute Award” has the meaning set forth in Section 4.7.

“Ten Percent Stockholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

“Total Share Reserve” has the meaning set forth in Section 4.1.

3. Administration.

3.1 Authority of Committee. The Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan, the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee shall have the authority:

(a) to construe and interpret the Plan and apply its provisions;

(b) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

(c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

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(d) to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f) from time to time to select, subject to the limitations set forth in this Plan, those eligible Award recipients to whom Awards shall be granted;

(g) to determine the number of shares of Common Stock to be made subject to each Award;

(h) to determine whether each Stock Option is to be an Incentive Stock Option or a Non-qualified Stock Option;

(i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j) to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the Performance Goals, the Performance Period(s) and the number of Performance Shares earned by a Participant;

(k) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant’s rights or increases a Participant’s obligations under his or her Award or creates or increases a Participant’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant’s consent;

(l) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(m) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(n) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(o) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, stockholder approval shall be required before the repricing is effective.

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3.2 Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3 Delegation. The Committee or, if no Committee has been appointed, the Board may delegate administration of the Plan to a committee or committees of one or more members of the Board, and the term “Committee” shall apply to any person or persons to whom such authority has been delegated. The Committee shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.4 Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

3.5 Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after the institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

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4. Shares Subject to the Plan.

4.1 Subject to adjustment in accordance with Section 4.2 and Section 14, no more than [_____________]1 shares of Common Stock plus the number of shares of Common Stock underlying any award that was granted under the PrimeGen US, Inc. 2024 Omnibus Incentive Plan (as amended) and assumed, substituted or converted under the Plan (the “Previous Awards”), shall be available for the grant of Awards under the Plan (the “Total Share Reserve”). During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

4.2 The number of shares of Common Stock available for grant and issuance under the Plan will be increased on January 1 for each of the first ten (10) calendar years during the term of the Plan by the lesser of (a) five percent (5%) of the Common Stock outstanding on each December 31 immediately prior to the date of increase or (b) such number of shares determined by the Board.

4.3 Shares of Common Stock available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.4 Subject to adjustment in accordance with Section 14, no more than [______________] shares of Common Stock may be issued in the aggregate pursuant to the exercise of Incentive Stock Options (the “ISO Limit”).

4.5 The maximum number of shares of Common Stock subject to Awards granted during a single Fiscal Year to any Non-Employee Director, together with any cash fees paid to such Non-Employee Director during the Fiscal Year shall not exceed a total value of $[____________] (calculating the value of any Awards based on the grant date fair value for financial reporting purposes).

4.6 Any shares of Common Stock subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of shares of Common Stock to which the Award related will again be available for issuance under the Plan. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of a Stock Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award.

4.7 Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards shall not be counted against the Total Share Reserve; provided, that, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the ISO limit. Subject to applicable stock exchange requirements, available shares under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under the Plan and shall not count toward the Total Share Limit.

1 Note to Draft: per the term sheet, this will equal 15% of the Surviving Corporation’s outstanding stock immediately after Closing.

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5. Eligibility.

5.1 Eligibility for Specific Awards. Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants and those individuals whom the Committee determines are reasonably expected to become Employees, Directors and Consultants following the Grant Date.

5.2 Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the Stock Option Exercise Price is at least 110% of the Fair Market Value of the Common Stock on the Grant Date and the Stock Option is not exercisable after the expiration of five years from the Grant Date.

6. Stock Option Provisions. Each Stock Option granted under the Plan shall be evidenced by an Award Agreement. Each Stock Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Stock Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Stock Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if a Stock Option designated as an Incentive Stock Option fails to qualify as such at any time or if a Stock Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Stock Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Stock Options need not be identical, but each Stock Option shall include (through incorporation of provisions hereof by reference in the Stock Option or otherwise) the substance of each of the following provisions:

6.1 Term. Subject to the provisions of Section 5.2 regarding Ten Percent Stockholders, no Incentive Stock Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Stock Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Stock Option shall be exercisable after the expiration of 10 years from the Grant Date.

6.2 Exercise Price of an Incentive Stock Option. Subject to the provisions of Section 5.2 regarding Ten Percent Stockholders, the Stock Option Exercise Price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Incentive Stock Option on the Grant Date. Notwithstanding the foregoing, an Incentive Stock Option may be granted with a Stock Option Exercise Price lower than that set forth in the preceding sentence if such Incentive Stock Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3 Exercise Price of a Non-qualified Stock Option. The Stock Option Exercise Price of each Non-qualified Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Non-qualified Stock Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Stock Option may be granted with a Stock Option Exercise Price lower than that set forth in the preceding sentence if such Non-qualified Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.

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6.4 Consideration. The Stock Option Exercise Price of Common Stock acquired pursuant to a Stock Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Stock Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, the Stock Option Exercise Price may be paid: (i) by delivery to the Company of other Common Stock, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Stock Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock that have an aggregate Fair Market Value on the date of attestation equal to the Stock Option Exercise Price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a “Stock for Stock Exchange”); (ii) a “cashless” exercise program established with a broker; (iii) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Stock Option with a Fair Market Value equal to the aggregate Stock Option Exercise Price at the time of exercise; (iv) by any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Stock Option, the exercise price of Common Stock acquired pursuant to a Stock Option that is paid by delivery (or attestation) to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system) an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

6.5 Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Stock Option Holder only by the Stock Option Holder. Notwithstanding the foregoing, the Stock Option Holder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Stock Option Holder, shall thereafter be entitled to exercise the Stock Option.

6.6 Transferability of a Non-qualified Stock Option. A Non-qualified Stock Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee to the extent provided in the Award Agreement. If the Non-qualified Stock Option does not provide for transferability, then the Non-qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Stock Option Holder only by the Stock Option Holder. Notwithstanding the foregoing, the Stock Option Holder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Stock Option Holder, shall thereafter be entitled to exercise the Stock Option.

6.7 Vesting of Stock Options. Each Stock Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Stock Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Stock Options may vary. No Stock Option may be exercised for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

6.8 Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event a Stock Option Holder’s Continuous Service terminates (other than upon the Stock Option Holder’s death or Disability), the Stock Option Holder may exercise his or her Stock Option (to the extent that the Stock Option Holder was entitled to exercise such Stock Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Stock Option Holder’s Continuous Service or (b) the expiration of the term of the Stock Option as set forth in the Award Agreement; provided that, if the termination of Continuous Service is by the Company for Cause, all outstanding Stock Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Stock Option Holder does not exercise his or her Stock Option within the time specified in the Award Agreement, the Stock Option shall terminate. This Section 6.8 shall not apply to any Previous Awards.

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6.9 Extension of Termination Date. A Stock Option Holder’s Award Agreement may also provide that if the exercise of the Stock Option following the termination of the Stock Option Holder’s Continuous Service for any reason would be prohibited at any time because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Stock Option shall terminate on the earlier of (a) the expiration of the term of the Stock Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant’s Continuous Service that is three months after the end of the period during which the exercise of the Stock Option would be in violation of such registration or other securities law requirements. This Section 6.9 shall not apply to any Previous Awards.

6.10 Disability of Stock Option Holder. Unless otherwise provided in an Award Agreement, in the event that a Stock Option Holder’s Continuous Service terminates as a result of the Stock Option Holder’s Disability, the Stock Option Holder may exercise his or her Stock Option (to the extent that the Stock Option Holder was entitled to exercise such Stock Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Stock Option as set forth in the Award Agreement. If, after termination, the Stock Option Holder does not exercise his or her Stock Option within the time specified herein or in the Award Agreement, the Stock Option shall terminate. This Section 6.10 shall not apply to any Previous Awards.

6.11 Death of Stock Option Holder. Unless otherwise provided in an Award Agreement, in the event a Stock Option Holder’s Continuous Service terminates as a result of the Stock Option Holder’s death, then the Stock Option may be exercised (to the extent the Stock Option Holder was entitled to exercise such Stock Option as of the date of death) by the Stock Option Holder’s estate, by a person who acquired the right to exercise the Stock Option by bequest or inheritance or by a person designated to exercise the Stock Option upon the Stock Option Holder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Stock Option as set forth in the Award Agreement. If, after the Stock Option Holder’s death, the Stock Option is not exercised within the time specified herein or in the Award Agreement, the Stock Option shall terminate. This Section 6.11 shall not apply to any Previous Awards.

6.12 Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Stock Option Holder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Stock Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

7. Stock Appreciation Rights. Each Stock Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Stock Appreciation Right so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Stock Appreciation Rights may be granted alone (“Free Standing Rights”) or in tandem with a Stock Option granted under the Plan (“Related Rights”).

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7.1 Grant Requirements for Related Rights.  Any Related Right that relates to a Non-qualified Stock Option may be granted at the same time the Stock Option is granted or at any time thereafter but before the exercise or expiration of the Stock Option. Any Related Right that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted.

7.2 Term. The term of a Stock Appreciation Right granted under the Plan shall be determined by the Committee; provided, however, no Stock Appreciation Right shall be exercisable later than the tenth anniversary of the Grant Date.

7.3 Vesting. Each Stock Appreciation Right may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Stock Appreciation Right may be subject to such other terms and conditions on the time or times when it may be exercised as the Committee may deem appropriate. The vesting provisions of individual Stock Appreciation Rights may vary. No Stock Appreciation Right may be exercised for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Stock Appreciation Right upon the occurrence of a specified event.

7.4 Exercise and Payment. Upon exercise of a Stock Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to the number of shares of Common Stock subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of a share of Common Stock on the date the Award is exercised, over (ii) the exercise price specified in the Stock Appreciation Right or related Stock Option. Payment with respect to the exercise of a Stock Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.

7.5 Exercise Price. The exercise price of a Free Standing Right shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of one share of Common Stock on the Grant Date of such Stock Appreciation Right. A Related Right granted simultaneously with or subsequent to the grant of a Stock Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Stock Option, shall be transferable only upon the same terms and conditions as the related Stock Option, and shall be exercisable only to the same extent as the related Stock Option; provided, however, that a Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Common Stock subject to the Stock Appreciation Right and related Stock Option exceeds the exercise price per share thereof and no Stock Appreciation Rights may be granted in tandem with a Stock Option unless the Committee determines that the requirements of Section 7.1 are satisfied.

7.6 Reduction in the Underlying Shares of Stock Option. Upon any exercise of a Related Right, the number of shares of Common Stock for which any related Stock Option shall be exercisable shall be reduced by the number of shares for which the Stock Appreciation Right has been exercised. The number of shares of Common Stock for which a Related Right shall be exercisable shall be reduced upon any exercise of any related Stock Option by the number of shares of Common Stock for which such Stock Option has been exercised.

8. Restricted Awards. A Restricted Award is an Award of actual shares of Common Stock (“Restricted Stock”) or hypothetical Common Stock units (“Restricted Stock Units”) having a value equal to the Fair Market Value of an identical number of shares of Common Stock, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

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8.1 Restricted Stock and Restricted Stock Units.

(a) Each Participant granted Restricted Stock shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends.

(b) The terms and conditions of a grant of Restricted Stock Units shall be reflected in an Award Agreement. No shares of Common Stock shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. The Committee may also grant Restricted Stock Units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement (“Deferred Stock Units”). At the discretion of the Committee, each Restricted Stock Unit or Deferred Stock Unit (representing one share of Common Stock) may be credited with an amount equal to the cash and stock dividends paid by the Company in respect of one share of Common Stock (“Dividend Equivalents”). Dividend Equivalents shall be withheld by the Company and credited to the Participant’s account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant’s account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant’s account and attributable to any particular Restricted Stock Unit or Deferred Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit or Deferred Stock Unit and, if such Restricted Stock Unit or Deferred Stock Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

8.2 Restrictions.

(a) Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect to such shares shall terminate without further obligation on the part of the Company.

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(b) Restricted Stock Units and Deferred Stock Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units or Deferred Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units or Deferred Stock Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(c) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock, Restricted Stock Units and Deferred Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock or Restricted Stock Units or Deferred Stock Units are granted, such action is appropriate.

8.3 Restricted Period. With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement. No Restricted Award may be granted or settled for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event.

8.4 Delivery of Restricted Stock and Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in Section 8.2 and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or stock dividends credited to the Participant’s account with respect to such Restricted Stock and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, or at the expiration of the deferral period with respect to any outstanding Deferred Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock for each such outstanding vested Restricted Stock Unit or Deferred Stock Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 8.1(b) hereof and the interest thereon or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for Vested Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed in the case of Restricted Stock Units, or the delivery date in the case of Deferred Stock Units, with respect to each Vested Unit.

8.5 Stock Restrictions. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

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9. Performance Share Awards. Each Performance Share Award granted under the Plan shall be evidenced by an Award Agreement. Each Performance Share Award so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. The Committee shall have the discretion to determine: (i) the number of shares of Common Stock or stock-denominated units subject to a Performance Share Award granted to any Participant; (ii) the Performance Period applicable to any Award; (iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions and restrictions of the Award.

9.1 Earning Performance Share Awards The number of Performance Shares earned by a Participant will depend on the extent to which the performance goals established by the Committee are attained within the applicable Performance Period, as determined by the Committee.

10. Other Equity-Based Awards and Cash Awards. The Committee may grant Other Equity-Based Awards, either alone or in tandem with other Awards, in such amounts and subject to such conditions as the Committee shall determine in its sole discretion. Each Equity-Based Award shall be evidenced by an Award Agreement and shall be subject to such conditions, not inconsistent with the Plan, as may be reflected in the applicable Award Agreement. The Committee may grant Cash Awards in such amounts and subject to such Performance Goals, other vesting conditions, and such other terms as the Committee determines in its discretion. Cash Awards shall be evidenced in such form as the Committee may determine.

11. Securities Law Compliance. Each Award Agreement shall provide that no shares of Common Stock shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Awards unless and until such authority is obtained.

12. Use of Proceeds from Stock. Proceeds from the sale of Common Stock pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

13. Miscellaneous.

13.1 Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

13.2 Stockholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Common Stock certificate is issued, except as provided in Section 14 hereof.

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13.3 No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the By-laws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

13.4 Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

13.5 Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the maximum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered shares of Common Stock of the Company.

14. Adjustments Upon Changes in Stock. In the event of changes in the outstanding Common Stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Stock Options and Stock Appreciation Rights, the Performance Goals to which Performance Share Awards and Cash Awards are subject, the maximum number of shares of Common Stock subject to all Awards stated in Section 4 will be equitably adjusted or substituted, as to the number, price or kind of a share of Common Stock or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 14, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Stock Options, ensure that any adjustments under this Section 14 will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Stock Options, ensure that any adjustments under this Section 14 will not constitute a modification of such Non-qualified Stock Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 14 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

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15. Effect of Change in Control.

15.1 Unless otherwise provided in an Award Agreement, notwithstanding any provision of the Plan to the contrary:

(a) In the event of a Change in Control, all outstanding Stock Options and Stock Appreciation Rights shall become immediately exercisable with respect to 100% of the shares subject to such Stock Options or Stock Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to 100% of the outstanding shares of Restricted Stock or Restricted Stock Units.

(b) With respect to Performance Share Awards and Cash Awards, in the event of a Change in Control, all incomplete Performance Periods in respect of such Awards in effect on the date the Change in Control occurs shall end on the date of such change and the Committee shall (i) determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information then available as it deems relevant and (ii) cause to be paid to the applicable Participant partial or full Awards with respect to Performance Goals for each such Performance Period based upon the Committee’s determination of the degree of attainment of Performance Goals or, if not determinable, assuming that the applicable “target” levels of performance have been attained, or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) and (b) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control with respect to the shares of Common Stock subject to their Awards.

15.2 In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other stockholders of the Company in the event. In the case of any Stock Option or Stock Appreciation Right with an exercise price (or SAR Exercise Price in the case of a Stock Appreciation Right) that equals or exceeds the price paid for a share of Common Stock in connection with the Change in Control, the Committee may cancel the Stock Option or Stock Appreciation Right without the payment of consideration therefor.

15.3 The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

16. Amendment of the Plan and Awards.

16.1 Amendment of Plan. The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in Section 14 relating to adjustments upon changes in Common Stock and Section 16.3, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy any Applicable Laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on stockholder approval.

16.2 Stockholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval.

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16.3 Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Directors and Consultants with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

16.4 No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

16.5 Amendment of Awards. The Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

17. General Provisions.

17.1 Forfeiture Events. The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant’s Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

17.2 Clawback. Notwithstanding any other provisions in this Plan, the Company may cancel any Award, require reimbursement of any Award by a Participant, and effect any other right of recoupment of equity or other compensation provided under the Plan in accordance with any Company policies that may be adopted and/or modified from time to time (“Clawback Policy”). In addition, a Participant may be required to repay to the Company previously paid compensation, whether provided pursuant to the Plan or an Award Agreement, in accordance with the Clawback Policy. By accepting an Award, the Participant is agreeing to be bound by the Clawback Policy, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion (including, without limitation, to comply with applicable law or stock exchange listing requirements).

17.3 Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

17.4 Sub-Plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

17.5 Deferral of Awards. The Committee may, in accordance with Section 409A of the Code, establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of shares of Common Stock or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

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17.6 Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

17.7 Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of Section 14.

17.8 Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Common Stock or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, 30 days shall be considered a reasonable period of time.

17.9 No Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

17.10 Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of Awards, as the Committee may deem advisable.

17.11 Section 409A. The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

17.12 Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two years from the Grant Date of such Incentive Stock Option or within one year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.

17.13 Section 16. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 17.13, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

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17.14 Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime.

17.15 Expenses. The costs of administering the Plan shall be paid by the Company.

17.16 Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

17.17 Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

17.18 Non-Uniform Treatment. The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

18. Effective Date of Plan. The Plan shall become effective as of the Effective Date, but no Award shall be exercised (or, in the case of a stock Award, shall be granted) unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

19. Termination or Suspension of the Plan. The Plan shall terminate automatically on the tenth (10th) anniversary of the Effective Date. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 16.1 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

20. Choice of Law. The law of the State of [Delaware] shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state’s conflict of law rules.

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Annex K

FORM OF REDOMESTICATION MERGER CAYMAN PLAN OF MERGER

K-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Pubco and PGUS are each a Delaware corporation. Section 145 of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party (or is threatened to be made a party) to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may also indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. The DGCL provides that Section 145 of the DGCL is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Pubco’s and PGUS’s Bylaws each contain provisions that require it to indemnify any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of such entity or, while a director or officer of such entity, is or was serving at the request of such as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, to the fullest extent permitted by the DGCL, as it may be amended from time to time.

In addition, the current PGUS Certificate of Incorporation and the Pubco Certificate of Incorporation (as will be in effect upon the consummation of the Business Combination) contains provisions requiring such entity to indemnify and advance expenses to any director incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director presents to such entity a written undertaking to repay such amount if it shall ultimately be determined that such director is not entitled to be indemnified by such entity

As permitted by Section 102(b)(7) of the DGCL, the current Certificate of Incorporation of PGUS and Pubco’s Certificate of Incorporation (as will be in effect upon completion of the Business Combination) each contains provisions eliminating the personal liability of directors to such entity or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under the DGCL.

Pubco expects to maintain standard policies of insurance under which coverage is provided (a) to its directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act by such persons in their respective capacities as officers and directors Pubco, and (b) to Pubco with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

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Item 21. Exhibits.

(a)	The following exhibits are filed as part of this registration statement, including those incorporated herein by reference:

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of February 2, 2026, by and among Pubco, Merger Sub, PGUS and DTCS (incorporated herein by reference to Exhibit 2.1 to Form 8-K as filed with the Securities and Exchange Commission on February 6, 2026).
2.2*	Redomestication Merger Cayman Plan of Merger.
3.1*	Memorandum and articles of incorporation of Pubco.
3.2*	Form of amended memorandum and articles of incorporation of Pubco (included as Annex [*] to the proxy statement/prospectus).
3.3†	Amended and Restated Memorandum of Association and Articles of Association of DTCS (incorporated herein by reference to Exhibit 3.1 to Form 8-K as filed with the Securities and Exchange Commission on July 26, 2024).
4.1†	Specimen Unit Certificate of DTCS (incorporated herein by reference to Exhibit 4.1 to Form S-1 as filed with the Securities and Exchange Commission on April 29, 2024).
4.2†	Specimen Ordinary Share Certificate of DTCS (incorporated herein by reference to Exhibit 4.2 to Form S-1 as filed with the Securities and Exchange Commission on April 29, 2024).
4.3†	Specimen Right Certificate of DTCS (incorporated herein by reference to Exhibit 4.3 to Form S-1 as filed with the Securities and Exchange Commission on April 29, 2024).
4.4*	Specimen Ordinary Share Certificate of Pubco.
5.1*	Opinion of Sichenzia Ross Ference Carmel LLP as to the validity of the Pubco Common Stock.
10.1†	Securities Subscription Agreement dated January 31, 2024, between DTCS and the Sponsor. (incorporated herein by reference to Exhibit 10.7 to Form 8-K as filed with the Securities and Exchange Commission on April 29, 2024).
10.2†

Securities Transfer Agreement, dated [*], as amended on [*], among DTCS, the Sponsor, and certain directors of DTCS (incorporated herein by reference to Exhibit 10.[*] to Form 8-K as filed with the Securities and Exchange Commission on [*]).

10.3†

Investment Management Trust Agreement, dated July 24, 2024, between DTCS, VStock Transfer LLC and Wilmington Trust National Association, as trustee (incorporated herein by reference to Exhibit 10.3 to Form 8-K as filed with the Securities and Exchange Commission on July 26, 2024).

10.4†

Registration Rights Agreement, dated July 24, 2024, between DTCS, the Sponsor, and officers and directors of DTCS (incorporated herein by reference to Exhibit 10.4 to Form 8-K as filed with the Securities and Exchange Commission on July 26, 2024).

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Exhibit Number	Description
10.5†	Letter Agreement, dated July 24, 2024, among DTCS and officers and directors of DTCS (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on July 26, 2024).
10.6†	Letter Agreement, dated July 24, 2024, among DTCS and the Sponsor (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed with the Securities and Exchange Commission on July 26, 2024).
10.7†	Form of Indemnification Agreement between DTCS and the officers and directors of DTCS (incorporated herein by reference to Exhibit 10.7 to Form 8-K as filed with the Securities and Exchange Commission on July 26, 2024).
10.8†	Administrative Service Agreement, dated July 24, 2024, between DTCS and the Sponsor (incorporated herein by reference to Exhibit 10.6 to Form 8-K as filed with the Securities and Exchange Commission on July 26, 2026).
10.9†	Promissory Note, dated October 28, 2024, by and between DTCS and the Sponsor (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on November 1, 2024).
10.10†	Letter Agreement, dated July 29, 2025, by and between DTCS and the Sponsor (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on July 31, 2025).
10.11†	Promissory Note, dated October 23, 2025, by and between DTCS and the Sponsor (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed with the Securities and Exchange Commission on October 29, 2025).
10.12†	Insider Support Agreement, dated as of February 2, 2026, by and among DTCS, PGUS, DT Cloud Star Management Limited and DTCS’s directors and executive officers (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed with the Securities and Exchange Commission on February 6, 2026).
10.13†	Company Support Agreement, dated as of February 2, 2026, by and among DTCS, PGUS, and certain stockholders of PGUS (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on February 6, 2026)
10.14†	Form of Lock-up Agreement (incorporated herein by reference to Exhibit 10.3 to Form 8-K as filed with the Securities and Exchange Commission on February 6, 2026).
10.15†	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.4 to Form 8-K as filed with the Securities and Exchange Commission on February 6, 2026).
10.16*	Subordination and Non-Disturbance Agreement, dated July 14, 2025, by and among PGUS, PGB and Stem Med.
10.17*	License Agreement, dated July 14, 2025, by and between PGUS and PGB.
10.18*	Intercompany Trademark License Agreement, dated January 1, 2025, by and between PGUS and PGB.
10.19*	Amendment No.1 to Intercompany Trademark License Agreement, dated December 31, 2025, by and between PGUS and PGB.
10.20*	Marketing Support Service Agreement dated January 28, 2026, by and between PGUS and Society Enterprises Inc.
10.21*	Fulfillment Center Service Agreement, dated January 28, 2026, by and between PGUS and Rapid Print Inc.
10.22†	Investment Management Trust Agreement, dated July 24, 2024, between DTCS and Wilmington Trust National Association, as trustee (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed with the Securities and Exchange Commission on October 24, 2025).
21.1*	List of subsidiaries of Pubco.
23.1*	Consent of EliteCPA P.C., independent registered public accounting firm for Purchaser.
23.2*	Consent of EliteCPA P.C., independent registered public accounting firm for DTCS.
23.3*	Consent of Rose, Snyder & Jacobs LLP, independent registered accounting firm for PGUS.
23.3*	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to the initial filing of this Registration Statement).
99.1*	Form of proxy card.
99.2*	Consent of [name] to be named as a director.
99.3*	Code of Business Conduct and Ethics of Pubco.
99.4	Presentation by PrimeGen US dated May 2024.
107*	Filing Fee Table.

† Previously filed and incorporated by reference.

* To be filed by amendment.

II-3

Item 22. Undertakings.

The registrants each hereby undertake as follows:

(a)	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the each registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	Each registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [*] on the [*] day of [month], 2026.

DTSQ PURCHASER INC.

By:
Name:	Sam Zheng Sun
Title:	President

POWER OF ATTORNEY

Each of the undersigned executive officers and directors of DTSQ Purchaser Inc., hereby severally constitutes and appoints Sam Zheng Sun and [*]as the attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 413 or 462 under the Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

NAME	POSITION	DATE

	Chairman of the Board of Directors and Chief Executive Offier	[*], 2026
Sam Zheng Sun	(Principal Executive Officer)

	Chief Financial Officer	[*], 2026
Kenneth Lam	(Principal Financial and Accounting Officer)

	Chief Operating Officer	[*], 2026
Jiayi Liang

	Director	[*], 2026
Shaoke Li

	Director	[*], 2026
Longjiao Li

	Director	[*], 2026
Chi Zhang

II-6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Ana, California on the [date] day of [month], 2026.

PRIMEGEN US, INC.

By:
Name:	Daniel Chiu
Title:	Co-Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned executive officers and directors of PrimeGen US, Inc., hereby severally constitutes and appoints [*] and [*]as the attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 413 or 462 under the Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/	Co-Chief Executive Officer and Director	[ ], 2026
Daniel Chiu	(Principal Executive Officer)

/s/	Co-Chief Executive Officer	[ ], 2026
Wai Sun Szeto	(Principal Executive Officer)

/s/	Chief Financial Officer and Director	[ ], 2026
Dora E. Chan	(Principal Financial and Accounting Officer)

By:	/s/ Daniel Chiu
Daniel Chiu
Attorney-in-Fact

II-7

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized U.S. representative of each of DTSQ Purchaser Inc. and PrimeGen US, Inc. has signed this registration statement in the City of Newark, State of Delaware, on the [●] day of [●], 2026.

[*]

By:
Name:	[*]
Title:	[*]

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